As confidentially submitted to the U.S. Securities and Exchange Commission on March 23, 2023. This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Phygital Immersive Limited

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3690	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John R. Vetterli Chang-Do Gong Elliott M. Smith White & Case LLP 1221 Avenue of the Americas New York, New York 10020 (212) 819-8200	Michael L. Fitzgerald Joy K. Gallup Paul Hastings LLP 200 Park Avenue New York, New York 10166 (212) 318-6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and upon completion of the applicable transactions described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act  ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March [●], 2023

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF JAGUAR GLOBAL GROWTH CORPORATION I

AND

PROSPECTUS FOR UP TO                 ORDINARY SHARES,                WARRANTS,

AND                 ORDINARY SHARES UNDERLYING WARRANTS

OF

PHYGITAL IMMERSIVE LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF JAGUAR GLOBAL GROWTH CORPORATION I TO BE HELD ON                  , 2023

Dear Shareholders of Jaguar Global Growth Corporation I:

You are cordially invited to attend the extraordinary general meeting (the “Extraordinary General Meeting”) of Jaguar Global Growth Corporation I (“JGGC”), to be held at                 , and online via live webcast, at , Eastern Time, on                 , 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. To attend and participate in the Extraordinary General Meeting virtually, you must register at the JGGC meeting website, which is accessible through the following link:                 . Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Extraordinary General Meeting and to vote and submit questions during the Extraordinary General Meeting.

At the Extraordinary General Meeting, JGGC’s shareholders will be asked to consider and vote upon a proposal to approve, by ordinary resolution, a business combination (the “Business Combination”) by the approval of:

(1)

that certain Business Combination Agreement, dated as of March 2, 2023 (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), that JGGC has entered into with Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC (“Exchange Sub”), and GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, pursuant to which, among other things:

(i)	JGGC shall be merged with and into New PubCo, with New PubCo surviving the merger (the “Merger”),

(ii)

immediately thereafter, New PubCo shall issue a number of ordinary shares, par value $0.0001 per share, of New PubCo (the “New PubCo Ordinary Shares”), equal to the quotient of (1) (A) $183,600,000 plus (B) the aggregate amount of proceeds actually received pursuant to all Approved GLAAM Financings (as defined below) as of immediately prior to the effective time of the Merger, divided by (2) the redemption price per ordinary share payable to JGGC shareholders that elect to redeem JGGC ordinary shares in connection with the Business Combination (such number of shares, the “Aggregate Share Swap Consideration”), to Exchange Sub and, in exchange therefor, Exchange Sub shall issue a non-interest bearing note (in a form that is reasonably acceptable to the parties) to New PubCo pursuant to which Exchange Sub shall promise to repay to New PubCo the value of the Aggregate Share Swap Consideration so transferred, and

(iii)

all shareholders of GLAAM (the “GLAAM Shareholders”) will transfer their respective common shares, par value ~~W~~ 500 per share, of GLAAM (the “GLAAM Common Shares”), to Exchange Sub in connection with the exchange of GLAAM Common Shares for New PubCo Ordinary Shares pursuant to the Business Combination Agreement (the “Share Swap”), and

(2)

the transactions contemplated by the Business Combination Agreement, and the other agreements entered into or to be entered into by JGGC in connection with the Business Combination (collectively, the “Transactions”) (such proposal, the “Business Combination Proposal”).

As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Business Combination Agreement, the transactions described below will occur.

At the effective time of the Merger: (i) each unit of JGGC (each, a “JGGC Unit”) will be automatically separated and each holder will be deemed to hold one Class A ordinary share of JGGC (each, a “JGGC Class A Ordinary Share”), one right entitling the holder thereof to receive one-twelfth of one JGGC Class A Ordinary Share upon the consummation by JGGC of a business combination (each, a “JGGC Right”) and one-half of one warrant, per JGGC Unit, (ii) all ordinary shares of JGGC that are owned by JGGC or any wholly owned subsidiary of JGGC immediately prior to the Merger shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered in exchange therefor, (iii) each JGGC Class A Ordinary Share and each Class B ordinary share of JGGC (each, a “JGGC Class B Ordinary Share”) that is issued and outstanding immediately prior to the Merger will be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable New PubCo Ordinary Share, (iv) all outstanding warrants to purchase ordinary shares of JGGC (the “JGGC Warrants”) will be converted into warrants to purchase the same number of New PubCo Ordinary Shares and all rights with respect to JGGC ordinary shares under such JGGC Warrants will be converted into rights with respect to the applicable New PubCo Ordinary Shares (the “New PubCo Converted Warrants”), (v) each JGGC Right that is issued and outstanding immediately prior to the Merger will be converted into the number of New PubCo Ordinary Shares that would have been received by the holder thereof if such JGGC Right had been converted upon the consummation of a business combination into JGGC Class A Ordinary Shares and all JGGC Rights shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of JGGC Rights shall thereafter cease to have any rights with respect thereto, except the right to receive New PubCo Ordinary Shares and (vi) all of the issued share capital in New PubCo as of immediately prior to the Merger will be cancelled.

At the effective time of the Share Swap, (i) the right to each GLAAM Common Share held by the GLAAM Shareholders in connection immediately prior to the Share Swap shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable New PubCo Ordinary Shares equal to the quotient of (a) the Aggregate Share Swap Consideration divided by (b) the sum of (x) the aggregate number of GLAAM Common Shares that are issued and outstanding as of immediately prior to the effective time of the Share Swap and (y) the number of GLAAM Common Shares issuable upon full exercise, exchange or conversion of all options to purchase GLAAM Common Shares (the “GLAAM Options”) (calculated using the treasury method of accounting on a cashless exercise basis), and assuming conversion of all such GLAAM Options in accordance with the terms of the Business Combination Agreement, outstanding as of immediately prior to the effective time of the Share Swap (such quotient, the “GLAAM Exchange Ratio”); and (ii) each GLAAM Option shall be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such GLAAM Option, the number of New PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of GLAAM Common Shares subject to such GLAAM Option as of immediately prior to the Share Swap by the GLAAM Exchange Ratio, at an exercise price per GLAAM Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per GLAAM Common Share of such GLAAM Option divided by (y) the GLAAM Exchange Ratio (each a “New PubCo Converted Option”) in accordance with the Closing Payments Schedule (defined below and in the Business Combination Agreement).

As described under “The Business Combination—Consideration to be Received in the Business Combination,” the valuation ascribed to GLAAM in the Business Combination is calculated pursuant to the term “Closing Equity Value.” The Closing Equity Value is a U.S. dollar-denominated base amount equal to 183,600,000, which is subject to adjustments as more fully described in the accompanying proxy statement/prospectus, by adding the aggregate amount of proceeds actually received pursuant to any offer, sale and issuance, in a bona fide equity financing transaction of GLAAM Common Shares that is approved by JGGC in writing (which approval shall not be unreasonably withheld, conditioned or delayed) pursuant to which GLAAM receives proceeds following the date of the Business Combination Agreement and prior to the Closing (each such financing transaction, an “Approved GLAAM Financing”).

In the event that immediately following the Closing, the total number of issued and outstanding New PubCo Ordinary Shares collectively owned beneficially or of record by Houngki Kim and Ho Joon Lee (collectively, the “GLAAM Founders”), calculated as of immediately following the Closing assuming (i) conversion of all issued and outstanding securities of New PubCo that are convertible into New PubCo Ordinary Shares and (ii) settlement of all issued and outstanding restricted stock rights of New PubCo (the “GLAAM Founder Closing Ownership Stake”) would not constitute at least 12.5% of the total number of issued and outstanding New PubCo Ordinary Shares, calculated as of immediately following the Closing assuming (i) conversion of all issued and outstanding securities of New PubCo that are convertible into New PubCo Ordinary Shares and (ii) settlement of all issued and outstanding restricted stock rights of New PubCo (the “New PubCo Closing Fully Diluted Capital”), then prior to the Closing, New PubCo, JGGC and GLAAM shall enter into an agreement with GLAAM Founders on reasonable terms pursuant to which New PubCo will issue to the GLAAM Founders a number of warrants to purchase New PubCo Ordinary Shares (the “New PubCo Founder Warrants”) such that following the issuance of such warrants to the GLAAM Founders, the GLAAM Founder Closing Ownership Stake shall constitute 12.5% of the New PubCo Closing Fully Diluted Capital. The New PubCo Founder Warrants will have the same exercise price and substantially the same term, exercisability, vesting schedule and other rights, obligations and conditions as the New PubCo Converted Warrants.

Pursuant to a letter agreement, entered into concurrently with the Business Combination Agreement, by and among the GLAAM Founders, New PubCo, Exchange Sub, JGGC and GLAAM (the “GLAAM Founder Earnout Letter”), at the Closing, New PubCo shall issue or cause to be issued to the GLAAM Founders (in the aggregate), (i) 1,666,666.67 restricted stock rights of New PubCo (the “New PubCo Series I RSRs”), (ii) 1,666,666.67 restricted stock rights of New PubCo (the “New PubCo Series II RSRs”), and (iii) 1,666,666.67 restricted stock rights of New PubCo (the “New PubCo Series III RSRs,” and together with the New PubCo Series I RSRs and the New PubCo Series II RSRs, the “New PubCo Earnout RSRs”), in each case upon the terms and subject to the conditions set forth in the GLAAM Founder Earnout Letter, and New PubCo shall reserve and allot a number of New PubCo Ordinary Shares for issuance upon settlement of such New PubCo Earnout RSRs (collectively, the “Earnout Shares”) if the daily volume-weighted average price (“VWAP”) of New PubCo Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00, respectively (collectively, the “Triggering Events”), in each case, for twenty (20) days on which trading in New PubCo Ordinary Shares (each a “Trading Day”) occurs on the Nasdaq Global Market (“Nasdaq”) or such other national securities exchange on which New PubCo Ordinary Shares are traded within any thirty (30) consecutive Trading Day period occurring during the period commencing at Closing and ending on the third anniversary of the Closing (the “Earnout Period”). In the event that during the Earnout Period, in a single transaction or a series of related transactions, (i) a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to New PubCo, in each case, in which shares of New PubCo are exchanged for cash, securities of another person or entity, or other property (excluding, for the avoidance of doubt, any domestication of New PubCo or any other transaction in which New PubCo Ordinary Shares are exchanged for substantially similar securities of New PubCo or any successor entity of New PubCo) or (ii) the sale, lease or other disposition, directly or indirectly, by New PubCo of all or substantially all of the assets of New PubCo and its subsidiaries, taken as a whole (excluding any such sale or other disposition to an entity at least a majority of the combined voting power of the voting securities of which are owned by holders of New PubCo Ordinary Shares) (an “Earnout Strategic Transaction”)is consummated, and the per share value in such transaction is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00 per share, then the corresponding Earnout Shares underlying the New PubCo Series I RSRs, the New PubCo Series II RSRs, or the New PubCo Series III RSRs, as the case may be, together with any Earnout Shares not previously issued pursuant to the GLAAM Founder Earnout Letter will be issued or deemed to have been issued by New PubCo immediately prior to the consummation of such transaction. The recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction.

Pursuant to the Business Combination Agreement, during the period from the date of the Business Combination Agreement and continuing until the earlier of the termination thereof pursuant to its terms and the Closing (the “Interim Period”) the parties thereto may (A) identify and seek additional sources of financing on behalf of New PubCo and/or GLAAM from third party financing sources, including in the form of (w) a private placement of New PubCo Ordinary Shares to be consummated at the Closing (a “PIPE Investment”), (x) an

Approved GLAAM Financing, (y) an equity line of credit or similar financing arrangement to be in place and available to New PubCo as of the Closing (subclauses (w)—(y) collectively, “Equity Financing Arrangements”) and/or (z) debt financing arrangements for borrowed money entered into by GLAAM, New PubCo and/or JGGC (together with Equity Financing Arrangements, “Financing Arrangements”) and (B) negotiate definitive agreements on terms reasonably acceptable to GLAAM and JGGC as necessary to effectuate any Financing Arrangement, including, with respect to PIPE Investments, subscription agreements to purchase New PubCo Ordinary Shares. In the event that any GLAAM Shareholders make demands for appraisal under the Commercial Korean Code in respect of the Transactions, the parties agree to reasonably cooperate in procuring Financing Arrangements as necessary to address any liquidity or other financial consequences to the GLAAM or New PubCo (following the Closing) resulting from such demands for appraisal. As of the date of the accompanying proxy statement/prospectus, no party to the Business Combination Agreement has entered into any PIPE Investment or other Financing Arrangements.

It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario,” which assumes that none of JGGC’s existing shareholders exercise their redemption rights and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, the holders (the “Public Shareholders”) of the JGGC Class A Ordinary Shares included as part of the JGGC Units (the “Public Shares”) sold in JGGC’s initial public offering (“IPO”), JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 1.3%, 34.8%, 47.9%, 4.0% and 12.0%, respectively, of the issued and outstanding share capital of New PubCo.

In addition, it is anticipated that, upon consummation of the Business Combination, in the “Interim Redemption Scenario,” which assumes that 11,500,000 of JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per JGGC Class A Ordinary Share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing), and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, JGGC’s Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 1.7%, 43.4%, 29.9%, 5.0% and 20.0%, respectively, of the issued and outstanding share capital of New PubCo.

In addition, it is anticipated that, upon consummation of the Business Combination, in the “Maximum Redemption Scenario,” which assumes that 23,000,000 of JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per JGGC Class A Ordinary Share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing), and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, JGGC’s Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 2.6%, 66.8%, 0.0%, 7.7% and 23.0%, respectively, of the issued and outstanding share capital of New PubCo.

The percentages referred to above do not include any other transactions that may be entered into after the date of the accompanying proxy statement/prospectus or any exercise or conversion of the New PubCo Converted Warrants or the New PubCo Founder Warrants. If any Equity Financing Arrangements (including any PIPE Investment) are entered into in connection with the Business Combination, or if any of the other assumptions are not true, these percentages will be different. You should read “The Business Combination Agreement—Ownership of, and Voting Rights in, New PubCo Following the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus for further information.

New PubCo expects to qualify as a foreign private issuer under applicable U.S. federal securities laws. As a foreign private issuer whose securities are expected to be listed on Nasdaq, New PubCo will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. New PubCo may take advantage of certain exemptions available to it as a foreign private issuer so long as it continues to qualify as a foreign private issuer. See “Risk Factors—Risks Related to New PubCo—As a foreign private issuer and a company treated as an “emerging growth company” for certain purposes, New PubCo will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.,” “Risk Factors—Risks Related to New PubCo—As a foreign private issuer, New PubCo is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of New PubCo Ordinary Shares.”

In addition to the Business Combination Proposal, you will also be asked to consider and vote upon:

(a)	a proposal to approve, by special resolution, the plan of merger relating to the Merger, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (the “Merger Proposal”);

(b)

Three separate proposals (collectively, the “Governing Documents Proposals”) to approve, on a non-binding advisory basis, by ordinary resolution, certain material differences between the amended and restated memorandum and articles of association of New PubCo to be in effect following the Business Combination, a copy of which is attached to the accompanying proxy statement/prospectus as Annex C (the “Proposed Governing Documents”), and the existing amended and restated memorandum and articles of association of JGGC (the “Existing Governing Documents”);

(c)

a proposal to approve, by ordinary resolution, the New PubCo Equity Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D (the “New PubCo Equity Plan Proposal”); and

(d)

a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting a later date or dates, if necessary (i) to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to JGGC shareholders or (ii) to permit further solicitation of additional proxies from JGGC shareholders in favor of one or more of the proposals at the Extraordinary General Meeting (the “Adjournment Proposal”). Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each JGGC shareholder is encouraged to read carefully and in its entirety.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the GLAAM Support Agreement, Sponsor Support Agreement, the Registration Rights Agreement, the GLAAM Founder Earnout Letter and any agreements which may be entered into in connection with any Financing Arrangements (as permitted by the Business Combination Agreement) (each as defined in the accompanying proxy statement/prospectus). See “Business Combination Proposal—Certain Agreements Related to the Business Combination” in the accompanying proxy statement/prospectus for more information.

The JGGC Class A Ordinary Shares, JGGC Rights, JGGC Warrants and JGGC Units are currently listed on Nasdaq under the symbols “JGGC,” “JGGCR,” “JGGCW” and “JGGCU,” respectively. Upon the consummation of the Business Combination, New PubCo is expected to be renamed [●]. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the parties are required to cause the New PubCo Ordinary Shares and the New PubCo Converted Warrants issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New PubCo Ordinary Shares and the New PubCo Converted Warrants will be listed, subject to Nasdaq approval, under the proposed symbols “[●]” and “[●]W”, respectively. It is important for you to know that, at the time of the Extraordinary General Meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New PubCo Ordinary Shares and the New PubCo Converted Warrants or that approval thereof will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such listing condition is waived by the parties to the Business

Combination and therefore the New PubCo Securities would not be listed on Nasdaq or any other nationally recognized securities exchange.

Each of JGGC and GLAAM is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, and New PubCo is and, following the Business Combination, will be, an “emerging growth company.” As such, New PubCo is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and certain reduced, or exempted, disclosure obligations. See “Risk Factors—Risks Related to New PubCo—As a foreign private issuer and a company treated as an “emerging growth company” for certain purposes, New PubCo will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.”

Pursuant to the Existing Governing Documents, JGGC is providing its shareholders with the opportunity to have their Public Shares redeemed at the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding JGGC Class A Ordinary Shares included as part of the JGGC Units sold in JGGC’s IPO, subject to the limitations described in the accompanying proxy statement/prospectus. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of [●], 2023 of $[●], the estimated per share redemption price would have been approximately $[●]. JGGC Public Shareholders may elect to redeem their Public Shares even if they vote for the Business Combination Proposal and the other proposals. The Existing Governing Documents provide that a JGGC Public Shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any JGGC Class A Ordinary Shares, will be restricted from exercising their redemption right in an amount of shares exceeding 15% of the Public Shares in the aggregate without our prior consent. There will be no redemption rights with respect to the JGGC warrants.

Concurrently with the execution of the Business Combination Agreement, certain GLAAM Shareholders, JGGC, New PubCo and GLAAM entered into the GLAAM Support Agreement pursuant to which, among other things, such GLAAM Shareholders have agreed to (a) vote their respective GLAAM Common Shares in favor of the approval and adoption of the Business Combination Agreement and the Transactions, (b) certain transfer restrictions with respect to such GLAAM Common Shares (unless the transferee enters into a written agreement in form and substance reasonably satisfactory to JGGC and GLAAM agreeing to be bound by the applicable provisions of the GLAAM Support Agreement prior to or concurrently with the occurrence of such transfer) and (c) waive any appraisal rights (including under the Korean Commercial Code) with respect to the Transactions.

Concurrently with the execution of the Business Combination Agreement, New PubCo, JGGC, GLAAM and the Sponsor entered into the Sponsor Support Agreement pursuant to which Sponsor agreed to, among other things, (a) certain restrictions on transfer relating to its ordinary shares of JGGC prior to the Closing as set forth therein, (b) not redeem any of its shares of JGGC in connection with the vote to approve the Transactions or any proposal to extend the date by which JGGC must complete an initial business combination, (c) vote in favor of the Merger and the other Transactions and against any alternative transaction, (d) waive certain anti-dilution provisions contained in JGGC’s Existing Governing Documents in connection with the Merger and (e) subject a certain number of New PubCo Ordinary Shares received by the Sponsor at Closing to vesting (or forfeiture if such shares have not vested prior to the expiration of the applicable vesting period).

In addition, immediately prior to the effective time of the Merger, New PubCo, JGGC and the warrant agent under the warrant agreement, dated as of February 10, 2022, between JGGC and the Continental Stock Transfer & Trust Company will enter into an assignment, assumption and amendment agreement (the “Assignment, Assumption and Amendment Agreement”) pursuant to which, among other things, JGGC will assign to New PubCo all of its rights, interests, and obligations in and under the warrant agreement upon the Merger, and New PubCo will assume the warrants provided for under the warrant agreement. See “Business Combination Proposal—Certain Agreements Related to the Business Combination—Assignment, Assumption

and Amendment Agreement” in the accompanying proxy statement/prospectus for more information related to the Assignment, Assumption and Amendment Agreement.

JGGC is providing the accompanying proxy statement/prospectus and the accompanying proxy card to its shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournments of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination, and other related business to be considered by JGGC shareholders at the Extraordinary General Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting, all JGGC shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes thereto and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 63 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of JGGC has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that shareholders vote “FOR” the Business Combination Proposal, the Merger Proposal, the Governing Documents Proposals, the New PubCo Equity Plan Proposal and the Adjournment Proposal. When you consider the recommendation of these proposals by the board of directors of JGGC, you should keep in mind that JGGC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued JGGC ordinary shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the New PubCo Equity Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued JGGC ordinary shares present in person or represented by proxy at the Extraordinary General Meeting and entitled to vote on such matter.

Your vote is very important. Whether or not you plan to attend the Extraordinary General Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. The Business Combination will be consummated only if the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting.

If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the Extraordinary General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting.

Accordingly, your failure to vote by proxy or to vote in person at the Extraordinary General Meeting will have no effect on the outcome of the vote on any of the proposals presented at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES (OR A SPECIFIED PORTION OF THEM) ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER OR DELIVER YOUR SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO THE TRANSFER AGENT BY 5:00 PM (EASTERN TIME) ON [●] (AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED DATE OF THE EXTRAORDINARY GENERAL MEETING). IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER, AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER OR DELIVER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE (IF ANY) TO CONTINENTAL OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN (DWAC) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of JGGC’s board of directors, I would like to thank you for your support and look forward to the successful consummation of the Business Combination.

[●], 2023

Sincerely,

Gary R. Garrabrant

Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated as of, and is first being mailed to shareholders on or about, [●], 2023.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●]

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF JAGUAR GLOBAL GROWTH CORPORATION I

AND

PROSPECTUS FOR UP TO [●] ORDINARY SHARES,

[●] WARRANTS,

AND [●] ORDINARY SHARES UNDERLYING WARRANTS

OF

PHYGITAL IMMERSIVE LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING OF JAGUAR GLOBAL GROWTH CORPORATION I TO BE HELD ON [●]

To the Shareholders of Jaguar Global Growth Corporation I:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of Jaguar Global Growth Corporation I, a Cayman Islands exempted company (“JGGC”), to be held at [●] located at [●], United States, and online via live webcast, at [●], Eastern Time, on [●], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. To attend and participate in the Extraordinary General Meeting virtually, you must register at the JGGC meeting website, which is accessible through the following link: [●]. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Extraordinary General Meeting and to vote and submit questions during the Extraordinary General Meeting. You are cordially invited to attend the Extraordinary General Meeting for the following purposes:

(1)

Proposal No. 1—The Business Combination Proposal: to consider and vote upon a proposal to approve, by ordinary resolution, the Business Combination Agreement, dated as of March 2, 2023 (as it may be amended, supplemented, or otherwise modified from time to time, the “Business Combination Agreement,” and, the transactions contemplated thereby, collectively, the “Business Combination”), by and among JGGC, Phygital Immersive Limited, a Cayman Islands exempted company (“New PubCo”), Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC (“Exchange Sub”), and GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”), a copy of which is attached to this proxy statement/prospectus as Annex A, pursuant to which, among other things, (i) JGGC shall be merged with and into New PubCo, with New PubCo surviving the merger (the “Merger”), (ii) immediately thereafter, New PubCo shall issue a number of ordinary shares, par value $0.0001 per share, of New PubCo (the “New PubCo Ordinary Shares”), equal to the Aggregate Share Swap Consideration (as defined below) to Exchange Sub and, in exchange therefor, Exchange Sub shall issue a non-interest bearing note to New PubCo pursuant to which Exchange Sub shall promise to repay to New PubCo the value of the Aggregate Share Swap Consideration so transferred, and (iii) all shareholders of GLAAM (the “GLAAM Shareholders”) will transfer their respective common shares, par value ~~W~~ 500 per share, of GLAAM (the “GLAAM Common Shares”), to Exchange Sub in connection with the exchange of GLAAM Common Shares for New PubCo Ordinary Shares pursuant to the Business Combination Agreement (the “Share Swap”), which includes the approval of the transactions contemplated by the Business Combination Agreement, and the other agreements entered into or to be entered into by JGGC in connection with the Business Combination (the “Business Combination Proposal”);

(2)	Proposal No. 2—The Merger Proposal: to approve, by special resolutions,

(a) JGGC be authorized to merge with and into New PubCo, so that JGGC be the merging company and all the undertaking, property, and liabilities of the merging company vest in the surviving company by virtue of the such merger pursuant to Part XVI of the Companies Act (As Revised); and

(b) the plan of merger relating to the Merger, a copy of which is attached to this proxy statement/prospectus as Annex B, pursuant to which JGGC will merge with and into New PubCo, with New PubCo being the surviving entity (the “Merger Proposal”);

(3)

Proposal No. 3—The Governing Documents Proposals: to consider and vote upon three separate proposals (collectively, the “Governing Documents Proposals”) to approve, on an advisory non-binding basis, by ordinary resolution, material differences between the amended and restated memorandum and articles of association of New PubCo to be in effect following the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex C (the “Proposed Governing Documents”), and the existing amended and restated memorandum and articles of association of JGGC (the “Existing Governing Documents”);

(4)	Proposal No. 4- The New PubCo Equity Plan Proposal: to consider and vote upon, by ordinary resolution, a proposal to approve the New PubCo Equity Plan (the “New PubCo Equity Plan Proposal”); and

(5)

Proposal No. 5—The Adjournment Proposal: to consider and vote upon, as an ordinary resolution, a proposal to adjourn the Extraordinary General Meeting to a later date or dates if necessary (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to JGGC shareholders or (ii) to permit further solicitation of additional proxies from JGGC shareholders in favor of one or more of the proposals at the Extraordinary General Meeting (the “Adjournment Proposal”).

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal, but is not conditioned on the Governing Documents Proposals, the New PubCo Equity Plan Proposal or the Adjournment Proposal. The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Only holders of record of JGGC’s Class A ordinary shares, par value $0.0001 per share (“JGGC Class A Ordinary Shares”) and Class B ordinary shares, par value $0.0001 per share (“JGGC Class B Ordinary Shares,” and together with the JGGC Class A Ordinary Shares, “JGGC Ordinary Shares”) at the close of business on [●], 2023 are entitled to notice of and to attend, vote and have their votes counted at the Extraordinary General Meeting and any adjournment of the Extraordinary General Meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to JGGC shareholders in connection with the solicitation of proxies to be voted at the Extraordinary General Meeting and at any adjournment of the Extraordinary General Meeting. Information about the Extraordinary General Meeting, the Business Combination, each of the proposals being presented at the Extraordinary General Meeting (collectively, the “Transaction Proposals”) and other related business to be considered by JGGC shareholders at the Extraordinary General Meeting is included in this proxy statement/prospectus. Whether or not you plan to attend the Extraordinary General Meeting all JGGC shareholders are urged to read this proxy statement/prospectus, including the Annexes thereto and the documents referred to herein carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 63 of this proxy statement/prospectus.

After careful consideration, the board of directors of JGGC has unanimously approved the Business Combination Agreement and the transactions contemplated thereby, including the Merger, and unanimously recommends that shareholders vote “FOR” all Transaction Proposals presented to JGGC’s shareholders. When you consider the recommendation of these proposals by the board of directors of JGGC, you should keep in mind that JGGC’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” in this proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Existing Governing Documents, holders of JGGC Class A Ordinary Shares sold in the IPO (such shares, the “Public Shares” and such holders the “Public Shareholders”) may request that JGGC redeem all or a portion of their Public Shares for cash if the Business Combination is consummated. As a Public Shareholder, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(a) hold Public Shares, or (b) if you hold Public Shares through JGGC Units, you elect to separate your JGGC Units into the underlying Public Shares, JGGC Rights and JGGC Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)

submit a written request to Continental Stock Transfer & Trust Company (“Continental”), JGGC’s transfer agent, in which you (a) request that JGGC redeem all or a portion of your Public Shares for cash, and (b) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

(iii)	deliver your share certificates (if any) and other redemption forms (as applicable) to Continental electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on [●], 2023 (two business days before the scheduled date of the Extraordinary General Meeting) in order for their Public Shares to be redeemed.

Holders of Public Shares seeking to exercise their redemption rights will be required to either tender or deliver their certificates (if any) along with any other redemption forms to JGGC’s transfer agent or to deliver their Public Shares to the transfer agent electronically using DTC’s Deposit/Withdrawal At Custodian (DWAC) System, at the holder’s option, in each case not later than 5:00 p.m. Eastern Time, on [●], 2023 (two business days before the scheduled date of the Extraordinary General Meeting). The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number, and address to Continental in order to validly redeem its shares. Public Shareholders may elect to redeem Public Shares regardless of whether or how they vote in respect of the Business Combination Proposal. If the proposed Business Combination is not approved or completed for any reason, then such redemptions shall be cancelled and share certificates (if any) returned to the relevant Public Shareholders, as appropriate. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to Continental, JGGC will redeem such Public Shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in JGGC’s trust account, including interest earned on the funds held in the trust account and not previously released to JGGC to pay its tax obligations, if any, divided by the number of then-outstanding Public Shares, calculated as of two days prior to the consummation of the Business Combination. For illustrative purposes, as of [●], 2023, this would have amounted to approximately $[●] per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. See “The Extraordinary General Meeting of JGGC Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing redemption rights, the Existing Governing Documents provide that a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares without the prior consent of JGGC. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash and such excess Public Shares would be converted into New PubCo Ordinary Shares in connection with the Business Combination. In addition, in no event will JGGC redeem Public Shares in an amount that would cause JGGC’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement. There will be no redemption rights with respect to the JGGC Warrants.

Jaguar Global Growth Partners I, LLC (the “Sponsor”) and JGGC’s officers and directors have, pursuant to the Sponsor Support Agreement, dated as of March 2, 2023 (the “Sponsor Support Agreement”), agreed to, among other things, vote all of their JGGC Ordinary Shares in favor of the proposals being presented at the Extraordinary General Meeting and waive their anti-dilution rights with respect to their JGGC Class B Ordinary Shares in connection with consummation of the Business Combination.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in this proxy statement/prospectus, including, among other things, the approval of the Transaction Proposals. There can be no assurance that the closing conditions will be satisfied or that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

As described under “The Business Combination—Consideration to be Received in the Business Combination,” the valuation ascribed to GLAAM in the Business Combination is calculated pursuant to the term “Closing Equity Value.” The Closing Equity Value is a U.S. dollar-denominated base amount equal to 183,600,000, which is subject to adjustments as more fully described in the accompanying proxy statement/prospectus, by adding the aggregate amount of proceeds actually received pursuant to any offer, sale and issuance, in a bona fide equity financing transaction of GLAAM Common Shares that is approved by JGGC in writing (which approval shall not be unreasonably withheld, conditioned or delayed) pursuant to which GLAAM receives proceeds following the date of the Business Combination Agreement and prior to the Closing (each such financing transaction, an “Approved GLAAM Financing”).

It is anticipated that, upon consummation of the Business Combination, in the “No Redemption Scenario,” which assumes that none of JGGC’s existing shareholders exercise their redemption rights and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, the Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 1.3%, 34.8%, 47.9%, 4.0% and 12.0%, respectively, of the issued and outstanding share capital of New PubCo.

In addition, it is anticipated that, upon consummation of the Business Combination, in the “Interim Redemption Scenario,” which assumes that 11,500,000 of JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per JGGC Class A Ordinary Share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing), and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, JGGC’s Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 1.7%, 43.4%, 29.9%, 5.0% and 20.0%, respectively, of the issued and outstanding share capital of New PubCo.

In addition, it is anticipated that, upon consummation of the Business Combination, in the “Maximum Redemption Scenario,” which assumes that 23,000,000 of JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per JGGC Class A Ordinary Share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing), and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, JGGC’s Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 2.6%, 66.8%, 0.0%, 7.7% and 23.0%, respectively, of the issued and outstanding share capital of New PubCo.

The percentages referred to above do not include any other transactions that may be entered into after the date of the accompanying proxy statement/prospectus or any exercise or conversion of the New PubCo Converted Warrants or the New PubCo Founder Warrants. If any Equity Financing Arrangements (including any PIPE Investment) are entered into in connection with the Business Combination, or if any of the other assumptions are not true, these percentages will be different. You should read “The Business Combination Agreement—Ownership of, and Voting Rights in, New PubCo Following the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus for further information.

New PubCo expects to qualify as a foreign private issuer under applicable U.S. federal securities laws. As a foreign private issuer whose securities are expected to be listed on Nasdaq, New PubCo will be permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. New PubCo may take advantage of certain exemptions available to it as a foreign private issuer so long as it continues to qualify as a foreign private issuer. See “Risk Factors—Risks Related to New PubCo—As a foreign private issuer and a company treated as an emerging growth company for certain purposes, New PubCo will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.,” “Risk Factors—Risks Related to New PubCo—As a foreign private issuer, New PubCo is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of New PubCo Ordinary Shares.”

Your vote is very important. Whether or not you plan to attend the Extraordinary General Meeting, please vote as soon as possible by following the instructions in this proxy statement/prospectus to make sure that your shares are represented at the Extraordinary General Meeting. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. The Business Combination will be consummated only if the Business Combination Proposal and the Merger Proposal are approved at the Extraordinary General Meeting.

If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Extraordinary General Meeting. If you fail to return your proxy card or fail to instruct your bank, broker, or other nominee how to vote, and do not attend the Extraordinary General Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. Accordingly, your failure to vote by proxy or to vote in person at the Extraordinary General Meeting will have no effect on the outcome of the vote on any of the proposals presented at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting. If you are a shareholder of record and you attend the Extraordinary General Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of this proxy statement/prospectus (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes hereto and other documents referred to herein. If you have any questions or need assistance voting your JGGC Ordinary Shares, please contact Morrow Sodali LLC, JGGC’s proxy solicitor, by calling [●], or banks and brokers can call collect at [●], or by emailing [●].

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of Jaguar Global Growth Corporation I,

Gary R. Garrabrant

Chief Executive Officer

This proxy statement/prospectus is dated as of [●] and is first being mailed to shareholders of JGGC on or about, [●], 2023.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

-i-

Annex C—Form of Amended and Restated Memorandum and Articles of Association
Annex D—Form of New PubCo Equity Plan
Annex E—Sponsor Support Agreement
Annex F—GLAAM Support Agreement
Annex G—GLAAM Founder Earnout Letter
Annex H—Form of Registration Rights Agreement
Annex I—Opinion of Houlihan Capital, LLC
Annex J—Form of Assignment, Assumption, and Amendment Agreement

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”) (File No. 333-[●]), constitutes a prospectus of New PubCo under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the New PubCo Ordinary Shares (as defined below) to be issued and the New PubCo warrants to be issued if the Business Combination (as defined below) described herein is consummated. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the extraordinary general meeting of Jaguar Global Growth Corporation I (“JGGC”) shareholders at which JGGC shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.

CERTAIN CONVENTIONS WHICH APPLY TO THIS PROXY STATEMENT/PROSPECTUS

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar;

•	“£” and “GBP” refers to the British pound sterling; and

•	“~~W~~” and “KRW” refers to the South Korean Won.

FINANCIAL STATEMENT PRESENTATION

New PubCo

New PubCo was incorporated on February 24, 2023 for the purpose of effectuating the Business Combination described herein. New PubCo has no material assets and does not operate any businesses. Accordingly, no financial statements of New PubCo have been included in this proxy statement/prospectus. Following the Business Combination, New PubCo will qualify as a foreign private issuer as defined under Rule 405 under the Securities Act and will prepare its financial statements denominated in U.S. dollars and in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board (“IFRS”). Accordingly, the unaudited pro forma combined financial information presented in this proxy statement/prospectus have been prepared in accordance with IFRS and denominated in U.S. dollars.

JGGC

The audited financial statements as of and for the year ended December 31, 2022 and as of and for the period from March 31, 2021 (inception) to December 31, 2021, are included in this proxy statement/prospectus. Such audited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are denominated in U.S. dollars.

GLAAM

The financial statements of the Company as of and for the years ended December 31, 2022 and 2021 included in this proxy statement/prospectus have been prepared in accordance with IFRS and are denominated in South Korean Won.

Certain conventions used in this proxy statement/prospectus

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	“$” and “U.S. dollar” each refer to the United States dollar;

•	“£” and “GBP” refers to the British pound sterling; and

•	“~~W~~” and “KRW” refers to the South Korean Won.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, we present industry data, information and statistics regarding the markets in which GLAAM competes as well as publicly available information, industry and general publications and research and studies conducted by third parties. This information is supplemented where necessary with GLAAM’s own internal estimates and information obtained from discussions with its customers, taking into account publicly available information about other industry participants and GLAAM’s management’s judgment where information is not publicly available. This information appears in “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of GLAAM” and other sections of this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

PRESENTATION OF CERTAIN ASSUMPTIONS RELATING TO THE BUSINESS COMBINATION

We cannot predict the number of Public Shares that will be redeemed by our Public Shareholders in connection with the Business Combination. Therefore, in this proxy statement/prospectus, we present three alternative redemption scenarios to illustrate the effects that differing levels of redemptions of Public Shares will have on the economic and voting interests of JGGC Shareholders, the Sponsor and the GLAAM Shareholders.

The three alternative redemption scenarios presented in this proxy statement/prospectus are based on the following assumptions (in addition to the additional assumptions described below):

•	the No Redemption Scenario assumes that no Public Shares are redeemed in connection with the Business Combination;

•

the Interim Redemption Scenario assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing); and

•

the Maximum Redemption Scenario assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing).

In addition, each alternative redemption scenario presented in this proxy statement/prospectus also assumes that:

•

5,750,000 JGGC Class B Ordinary Shares (or 75% of such shares), which excludes the 1,916,667 JGGC Class B Ordinary Shares (or 25% of such shares) subject to vesting or forfeiture, have been converted into an equal number of JGGC Class A Ordinary Shares immediately prior to the consummation of the Business Combination;

•	no equity or debt financings (including any PIPE Investments) are entered into prior to consummation of the Business Combination in connection with any Financing Arrangements or otherwise;

•	100% of GLAAM’s Shareholders will partake in the Business Combination and exchange their direct or indirect equity interests in GLAAM for New PubCo Ordinary Shares; and

•	Transaction Expenses will not exceed $30 million.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the term “GLAAM” refers to the GLAAM, Co. Ltd., a corporation (chusik hoesa) organized under the laws of Korea, the term “JGGC” refers to Jaguar Global Growth Corporation I, a Cayman Islands exempted company, and the term “New PubCo” refers to Phygital Immersive Limited, a Cayman Islands exempted company.

All references to “New PubCo,” “we,” “us” or “our” refer to Phygital Immersive Limited, unless the context otherwise requires or as specified in certain sections or subsections of this proxy statement/prospectus, including, “Business of JGGC” and “Certain JGGC Relationships and Related Party Transactions” as indicated therein, in which case, “we,” “us,” or “our” refer to Jaguar Global Growth Corporation I, and its subsidiaries prior to the consummation of the Business Combination, and “Risk Factors—Risks Related to Our Industry and Company” and “Risk Factors—Risks Related to South Korea and Other Countries Where We Operate” as indicated therein, in which case, “we,” “us,” or “our” refer to GLAAM Co., Ltd.

In this proxy statement/prospectus:

“Adjournment Proposal” means the proposal being presented to the JGGC shareholders at the Extraordinary General Meeting to adjourn the Extraordinary General Meeting of the JGGC shareholders to a later date or dates, if necessary, (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to JGGC shareholders or (ii) to permit further solicitation of additional proxies from JGGC shareholders in favor of one or more of the proposals at the Extraordinary General Meeting.

“Aggregate Share Swap Consideration” means a number of New PubCo Ordinary Shares equal to the quotient of (1) (A) $183,600,000 plus (B) the aggregate amount of proceeds actually received pursuant to all Approved GLAAM Financings as of immediately prior to the effective time of the Merger, divided by (2) the redemption price per ordinary share payable to JGGC shareholders that elect to redeem JGGC ordinary shares in connection with the Business Combination.

“Approved GLAAM Financing” means any offer, sale and issuance, in a bona fide equity financing transaction of GLAAM Common Shares that is approved by JGGC in writing (which approval shall not be unreasonably withheld, conditioned or delayed) pursuant to which GLAAM receives proceeds following the date of the Business Combination Agreement and prior to the Closing.

“Business Combination” means the Merger and the other transactions contemplated by the Business Combination Agreement, collectively.

“Business Combination Agreement” means the Business Combination Agreement, dated as of March 2, 2023, as may be amended, supplemented, or otherwise modified from time to time, by and among JGGC, GLAAM, Jaguar Global Growth Korea Co., Ltd, and Phygital Immersive Ltd.

“Business Combination Proposal” means the proposal being presented to the JGGC Shareholders at the Extraordinary General Meeting to approve, by ordinary resolution, the Business Combination Agreement, which proposal includes approval of the transactions contemplated by the Business Combination Agreement, and the other agreements entered into or to be entered into by JGGC in connection with the Business Combination, including those of which copies are attached to this proxy statement/prospectus as Annex A to Annex H.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, Seoul, Republic of Korea or the Cayman Islands are authorized or required by Legal Requirements to close.

“Closing” means the consummation of the Business Combination.

“Closing Equity Value” means a base amount equal to $183,600,000 plus the aggregate amount of proceeds actually received pursuant to all Approved GLAAM Financings (determined in U.S. dollars based on the applicable foreign exchange rate as of the date such amounts are so received) as of immediately prior to the effective time of the Merger.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“DOOH” means digital out of home.

“Earnout Period” means, with respect to the New PubCo Earnout RSRs, the period commencing at Closing and ending on the third anniversary of the Closing.

“Earnout Shares” means the shares issuable upon settlement of the New PubCo Earnout RSRs.

“Equity Financing” means (w) a PIPE Investment, (x) an Approved GLAAM Financing and/or (y) an equity line of credit or similar financing arrangement to be in place and available to New PubCo as of the Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Sub” means Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC.

“Existing Governing Documents” means the amended and restated memorandum and articles of association of JGGC.

“Extraordinary General Meeting” means the extraordinary general meeting of JGGC to be held at [●], and online via live webcast which is accessible through the following link: [●], at [●], Eastern Time, on [●], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed.

“F Reorganization” means a mere change in identity, form, or place of organization of one corporation, however effected, pursuant to Section 368(a)(1)(F) of the Code.

“Financing Arrangements” means an Equity Financing and/or debt financing arrangements for borrowed money entered into by GLAAM, New PubCo and/or JGGC.

“FPCB” means flexible printed circuit board.

“Founder Shares” means the 7,666,667 JGGC Class B Ordinary Shares held by JGGC’s initial shareholders.

“GaaS” means glass as a service.

“GLAAM” means GLAAM, Co., Ltd., a corporation (chusik hoesa) organized under the laws of Korea.

“GLAAM Common Shares” means the common shares, KRW 500 par value per share, of GLAAM.

“GLAAM Exchange Ratio” means the quotient of (a) the Aggregate Share Swap Consideration divided by (b) the sum of (i) the aggregate number of GLAAM Common Shares that are issued and outstanding as of immediately prior to the effective time of the Share Swap and (ii) the number of GLAAM Common Shares issuable upon full exercise, exchange or conversion of all GLAAM Options (calculated using the treasury method of accounting on a cashless exercise basis), and assuming conversion of all such GLAAM Options in accordance with the terms of the Business Combination Agreement, outstanding as of immediately prior to the effective time of the Share Swap.

“GLAAM Founder Closing Ownership Stake” means total number of issued and outstanding New PubCo Ordinary Shares collectively owned beneficially or of record by the GLAAM Founders, calculated as of immediately following the Closing assuming (i) conversion of all issued and outstanding securities of New PubCo that are convertible into New PubCo Ordinary Shares and (ii) settlement of all issued and outstanding restricted stock rights of New PubCo.

“GLAAM Founder Earnout Letter” means the letter agreement, dated March 2, 2023, by and among the GLAAM Founders, New PubCo, Exchange Sub, JGGC and GLAAM, a copy which is attached to the accompanying proxy statement/prospectus as Annex G, pursuant to which, at the Closing, New PubCo shall issue or cause to be issued to the GLAAM Founders (in the aggregate), (i) the 1,666,666.67 New PubCo Series I RSRs, (ii) the 1,666,666.67 New PubCo Series II RSRs and (iii) the 1,666,666.67 New PubCo Series III RSRs and setting forth the terms upon which such 5,000,000 New PubCo Earnout RSRs shall vest and be settled for New PubCo Ordinary Shares.

“GLAAM Founders” means Houngki Kim and Ho Joon Lee.

“GLAAM Options” means the options to purchase GLAAM Common Shares.

“GLAAM Shareholders” means the holders of GLAAM Common Shares.

“Governing Documents Proposals” means three separate proposals to approve, on a non-binding advisory basis, by special resolution, certain material differences between the Proposed Governing Documents and the Existing Governing Documents.

“Governmental Entity” means (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“IASB” means International Accounting Standards Board.

“IC semiconductor chip” means an integrated circuit chip.

“IFRS” means International Financial Reporting Standards, as issued by the IASB.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means JGGC’s initial public offering of JGGC Units, which was consummated on February 10, 2022.

“IRS” means the U.S. Internal Revenue Service.

“JGGC” means Jaguar Global Growth Corporation I, a Cayman Islands exempted company.

“JGGC Class A Ordinary Shares” means JGGC’s Class A ordinary shares, par value $0.0001 per share.

“JGGC Class B Ordinary Shares” means JGGC’s Class B ordinary shares, par value $0.0001 per share.

“JGGC Ordinary Shares” means, collectively, the JGGC Class A Ordinary Shares and the JGGC Class B Ordinary Shares.

“JGGC Private Placement Warrants” means the 12,450,000 warrants, each exercisable to purchase one JGGC Class A Ordinary Share, purchased by the Sponsor for a purchase price of $12,450,000, or $1.00 per warrant in a private placement that closed simultaneously with the IPO.

“JGGC Public Warrants” means the redeemable warrants, each exercisable to purchase one JGGC Class A Ordinary Share, that were included in the JGGC Units.

“JGGC Rights” means the rights entitling the holder thereof to receive one-twelfth of one JGGC Class A Ordinary Share per right upon the consummation by JGGC of an initial business combination.

“JGGC Securities” means JGGC Class A Ordinary Shares, JGGC Rights and JGGC Warrants, collectively.

“JGGC Shareholders” means the holders of JGGC Ordinary Shares.

“JGGC Units” means the units sold in the IPO (including pursuant to the overallotment option), each consisting of one JGGC Class A Ordinary Share, one JGGC Right and one-half of one JGGC Public Warrant.

“JGGC Warrantholders” means holders of the JGGC Warrants.

“JGGC Warrants” means, collectively, the JGGC Public Warrants and the JGGC Private Placement Warrants.

“JOBS Act” means Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended.

“LED” means light-emitting diode.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Merger” means the merger of JGGC with and into New PubCo upon the terms and subject to the conditions set forth in the Business Combination Agreement, the plan of merger relating to the Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of JGGC will cease and New PubCo will continue its existence under the Companies Act as the surviving company.

“Merger Proposal” means the proposal being presented to the JGGC Shareholders at the Extraordinary General Meeting to approve, by special resolution, the Merger and the plan of merger relating to the Merger, a copy of which is attached to this proxy statement/prospectus as Annex B.

“Nasdaq” means the Nasdaq Global Market.

“New PubCo” means Phygital Immersive Limited, an exempted company with limited liability under the laws of the Cayman Islands incorporated by GLAAM to serve as “New PubCo” for all purposes under the Business Combination Agreement.

“New PubCo Closing Fully Diluted Capital” means the total number of issued and outstanding New PubCo Ordinary Shares, calculated as of immediately following the Closing assuming (i) conversion of all issued and outstanding securities of New PubCo that are convertible into New PubCo Ordinary Shares and (ii) settlement of all issued and outstanding restricted stock rights of New PubCo.

“New PubCo Converted Options” means the options to acquire New PubCo Ordinary Shares issued upon conversion of the GLAAM Options, in each case subject to substantially the same terms and conditions as were applicable under the converted GLAAM Option, the number of New PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of GLAAM Common Shares subject to the converted GLAAM Option as of immediately prior to the Share Swap by the GLAAM Exchange Ratio, at an exercise price per GLAAM Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per GLAAM Common Share of the converted GLAAM Options divided by (y) the GLAAM Exchange Ratio.

“New PubCo Converted Warrants” means, collectively, the New PubCo Public Warrants and the New PubCo Private Warrants.

“New PubCo Earnout RSRs” means, collectively, the New PubCo Series I RSRs, the New PubCo Series II RSRs and the New PubCo Series III RSRs.

“New PubCo Equity Plan” means the proposed equity incentive plan for employees, directors and service providers of New PubCo and its subsidiaries to be in effect as of and contingent on the Closing, a copy of which is attached to this proxy statement/prospectus as Annex D.

“New PubCo Equity Plan Proposal” means the proposal being presented to the JGGC Shareholders at the Extraordinary General Meeting to proposal to approve, by ordinary resolution, the New PubCo Equity Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex D.

“New PubCo Founder Warrants” means the warrants, if any, issued to the GLAAM Founders at Closing such that the GLAAM Founder Closing Ownership Stake shall constitute 12.5% of the New PubCo Closing Fully Diluted Capital.

“New PubCo Ordinary Shares” means the ordinary shares of New PubCo, par value $0.0001 per share.

“New PubCo Private Warrant” means a warrant to purchase one New PubCo Ordinary Share issued upon conversion of a JGGC Private Placement Warrant in the Merger.

“New PubCo Public Warrant” means a warrant to purchase one New PubCo Ordinary Share issued upon conversion of a JGGC Public Warrant in the Merger.

“New PubCo Securities” means New PubCo Ordinary Shares and New PubCo Warrants, collectively.

“New PubCo Series I RSRs” means the 1,666,666.67 restricted stock rights of New PubCo that will vest and be settled for an equal number of New PubCo Ordinary Shares if, during the Earnout Period, the daily VWAP of the New PubCo Ordinary Shares is greater than or equal to $12.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period.

“New PubCo Series II RSRs” means the 1,666,666.67 restricted stock rights of New PubCo that will vest and be settled for an equal number of New PubCo Ordinary Shares if, during the Earnout Period, the daily VWAP of the New PubCo Ordinary Shares is greater than or equal to $14.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period.

“New PubCo Series III RSRs” means the 1,666,666.67 restricted stock rights of New PubCo that will vest and be settled for an equal number of New PubCo Ordinary Shares if, during the Earnout Period, the daily VWAP of the New PubCo Ordinary Shares is greater than or equal to $16.00 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period.

“New PubCo Warrants” means, collectively, the New PubCo Converted Warrants and the New PubCo Founder Warrants.

“PFIC” means passive investment foreign company.

“Paul Hastings” means Paul Hastings LLP.

“PCAOB” means the Public Company Accounting Oversight Board.

“PIPE” means any private investment in public equity which, in the context of the Business Combination, means a private investment in PubCo Ordinary Shares.

“PIPE Investment” means any transaction pursuant to which any PIPE investors may agree, pursuant to any PIPE subscription agreements to the extent entered into, to make one or more private investments to subscribe for and purchase New PubCo Ordinary Shares, to be consummated at the Closing.

“Proposed Governing Documents” means the proposed memorandum and articles of association of New PubCo to be in effect following the Business Combination, a copy of which is attached to this proxy statement/prospectus as Annex C.

“Public Shareholders” means the holders of the Public Shares.

“Public Shares” means the JGGC Class A Ordinary Shares sold in the IPO (whether they were purchased in the IPO as part of the JGGC Units or thereafter in the open market.

“Record Date” means [●].

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into at Closing by and among New PubCo, the Sponsor and certain GLAAM Shareholders party thereto in the form attached to the Business Combination Agreement as Exhibit A, which will amend and restate the registration rights agreement, dated February 10, 2022, by and among JGGC, the Sponsor and other holders of JGGC Securities party thereto.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Share Swap” means the exchange of GLAAM Common Shares for New PubCo Ordinary Shares pursuant to the Business Combination Agreement.

“Share Swap Agreement” means the share swap agreement executed by Exchange Sub and GLAAM pursuant to the Business Combination Agreement.

“SLAM” means Super Large Architectural Media.

“Specified Period” means the later of (i) the date that is 180 days after the Closing and (ii) the VWAP for New PubCo Ordinary Share being at least $12.50 for 20 Trading Days within any 30-consecutive Trading Day period during the period following the Closing and ending on the five (5) year anniversary of the Closing.

“Sponsor” means Jaguar Global Growth Partners I, LLC, a Delaware limited liability company.

“Sponsor Support Agreement” means the support agreement dated March 2, 2023 entered into between JGGC, New PubCo, GLAAM, the Sponsor and the other Sponsor Parties party thereto.

“Trading Day” means any day on which New PubCo Ordinary Shares are tradeable on Nasdaq (or the principal securities exchange or securities market on which New PubCo Ordinary Shares are then traded).

“Transaction Documents” means, collectively, the Business Combination Agreement, the Sponsor Support Agreement, the GLAAM Support Agreement, the Registration Rights Agreement, the Share Swap Agreement and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Proposals” means each of the Business Combination Proposal, the Merger Proposal, the New PubCo Equity Plan Proposal, the Governing Documents Proposals and the Adjournment Proposal.

“Transactions” means, collectively, the Merger, the Share Swap and each of the other transactions contemplated by the Business Combination Agreement or any of the other Transaction Documents.

“Transfer Agent” means Continental, JGGC’s transfer agent.

“Trust Account” means the trust account that holds a portion of the proceeds from the IPO and the concurrent sale of the JGGC Private Placement Warrants and that is maintained by Continental, acting as trustee.

“U.S.” means the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“U.S. Holder” means a beneficial owner of JGGC Securities or New PubCo Securities, as the case may be, who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to the U.S. federal income taxation regardless of its source; or (iv) a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

“VWAP” means for each Trading Day, the daily volume-weighted average price for New PubCo Ordinary Shares on Nasdaq during the period beginning at 9:30:01 a.m., New York time on such Trading Day and ending at 4:00:00 p.m., New York time on such Trading Day, as reported by Bloomberg through its “HP” function (set to weighted average). If the VWAP cannot be calculated for New PubCo Ordinary Shares on such date(s) on the forgoing basis, the VWAP of such shares on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by the PubCo Board.

“White & Case” means White & Case LLP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for JGGC’s, GLAAM’s and New PubCo’s respective businesses, and the timing for and ability of JGGC and GLAAM to complete the Business Combination. These statements are based on the beliefs and assumptions of the management of JGGC and GLAAM. Although JGGC and GLAAM believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither JGGC nor GLAAM can assure you that either will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference in this proxy statement/prospectus may include, for example, statements about JGGC and GLAAM prior to the Business Combination and New PubCo and GLAAM following the Business Combination, including:

•	the ability to satisfy the closing conditions to the Business Combination, including approval by JGGC Shareholders and GLAAM Shareholders;

•	the ability to realize the benefits expected from the Business Combination;

•	the ability to consummate the Business Combination;

•	the ability to obtain and/or maintain the listing of the New PubCo Ordinary Shares and the New PubCo Public Warrants on Nasdaq following the Business Combination;

•	the ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness;

•	the significant market adoption, demand and opportunities in the construction and DOOH media industries for GLAAM’s products;

•	the ability of GLAAM to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations;

•	the ability of GLAAM to execute its international expansion strategy;

•	the ability of GLAAM to protect its intellectual property rights;

•	the ability of GLAAM’s larger projects, which are subject to protracted sales cycles, to be profitable;

•	the raw materials, components, finished goods and services used by GLAAM to manufacture its products will continue to be available and will not be subject to significant price increases;

•	the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes;

•	the ability of GLAAM’s manufacturing facilities to meet their projected manufacturing costs and production capacity;

•	the future financial performance of New PubCo and GLAAM following the Business Combination;

•	the ability of New PubCo and GLAAM to retain or recruit, or to effect changes required in, their respective officers, key employees or directors following the Business Combination; and

•	the ability of New PubCo and GLAAM to comply with laws and regulations applicable to its business.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and JGGC’s and GLAAM’s management teams’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of JGGC, GLAAM, New PubCo and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing JGGC’s, GLAAM’s or New PubCo’s management teams’ views as of any subsequent date. None of JGGC, GLAAM or New PubCo undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares on the proposals set out in this proxy statement/prospectus. Should one or more of a number of known and unknown risks and uncertainties materialize, or should any of JGGC’s, GLAAM’s or New PubCo’s assumptions prove incorrect, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include, but are not limited to:

•	the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•	the outcome of any legal proceedings that may be instituted against JGGC, GLAAM or New PubCo following announcement of the Business Combination;

•

the inability to complete the Business Combination due to the failure to obtain approval of the JGGC Shareholders or GLAAM Shareholders, the inability to complete a Financing Arrangement or the failure of JGGC to satisfy the conditions to closing in the Business Combination Agreement;

•	the inability to obtain or maintain the listing of the New PubCo Ordinary Shares and New PubCo Public Warrants on Nasdaq following the Business Combination;

•

changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination;

•	changes in applicable laws or regulations;

•	the risk that the Business Combination disrupts current plans and operations of GLAAM;

•

the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of New PubCo and GLAAM to grow and manage growth profitably;

•	costs related to the Business Combination; and

•	other risks and uncertainties indicated in this proxy statement/prospectus, including those set forth under the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 63.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers may not include all of the information that is important to JGGC Shareholders. JGGC Shareholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and Annexes attached hereto and the other documents referred to herein. Unless the context otherwise requires, all references in this subsection to “JGGC,” “we,” “us” or “our” refer to the business of Jaguar Global Growth Corporation I prior to the consummation of the Business Combination.

Q:	Why am I receiving this proxy statement/prospectus?

A:

JGGC Shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve the Business Combination Agreement and approve the Transactions contemplated thereby, including the Business Combination. The JGGC board of directors is soliciting your proxy to vote for the Business Combination Proposal and the other Transaction Proposals at the Extraordinary General Meeting because you owned JGGC Ordinary Shares at the close of business on [●], 2023, the Record Date for the Extraordinary General Meeting, and are therefore entitled to vote at the Extraordinary General Meeting. This document also constitutes a prospectus of New PubCo with respect to the New PubCo Ordinary Shares and New PubCo Converted Warrants it will issue in the proposed Business Combination.

This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination, the Business Combination Proposal and the other Transaction Proposals to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Q:	What matters will JGGC Shareholders consider at the Extraordinary General Meeting?

A:	At the Extraordinary General Meeting, JGGC will ask JGGC Shareholders to consider and to vote in favor of the following Transaction Proposals:

•

the Business Combination Proposal—a proposal to adopt and approve, by ordinary resolution, the Business Combination Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, which proposal includes the approval of (i) the Business Combination, in which (a) JGGC shall be merged with and into New PubCo, with New PubCo surviving the Merger, (b) immediately thereafter, New PubCo shall issue a number of New PubCo Ordinary Shares equal to the Aggregate Share Swap Consideration to Exchange Sub and, in exchange therefor, Exchange Sub shall issue a non-interest bearing note to New PubCo pursuant to which Exchange Sub shall promise to repay to New PubCo the value of the Aggregate Share Swap Consideration so transferred, and (c) all GLAAM Shareholders will transfer their respective GLAAM Common Shares to Exchange Sub in exchange for their respective portion of the Aggregate Share Swap Consideration in the Share Swap, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by JGGC in connection with the Business Combination;

•	the Merger Proposal—a proposal to approve, by special resolutions:

•

JGGC be authorized to merge with and into New PubCo, so that JGGC be the merging company and all the undertaking, property and liabilities of the merging company vest in the surviving company by virtue of such merger pursuant to Part XVI of the Companies Act (As Revised); and

•	the plan of merger, a copy of which is attached to this proxy statement/prospectus as Annex B, pursuant to which JGGC will merge with and into New PubCo, with New PubCo being the surviving entity.

•

the Governing Documents Proposals—three separate proposals to approve on an advisory non-binding basis, by ordinary resolution, material differences between the Proposed Governing Documents and the Existing Governing Documents;

•	the New PubCo Equity Plan Proposal—a proposal to approve, by ordinary resolution, the New PubCo Equity Plan; and

•

the Adjournment Proposal—a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates if necessary (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to JGGC Shareholders or (ii) to permit further solicitation of additional proxies from JGGC Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting.

For more information, please see “Business Combination Proposal,” “Merger Proposal,” “Governing Documents Proposals,” “New PubCo Equity Plan Proposal” and “Adjournment Proposal.”

JGGC will hold the Extraordinary General Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. JGGC Shareholders should read it carefully and in its entirety.

After careful consideration, the JGGC board of directors has determined that each of (a) the Business Combination Proposal, (b) the Merger Proposal, (c) the Governing Documents Proposal, (d) the New PubCo Equity Plan Proposal and (e) the Adjournment Proposal, if presented, are in the best interests of JGGC and its shareholders and unanimously recommends that you vote, or give instruction to vote, “FOR” each of those proposals.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that such shareholders vote for the Transaction Proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections “Business Combination Proposal-Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors-Risks Related to JGGC and the Business Combination-The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” for a further discussion of these considerations.

Q:	Are any of the proposals conditioned on one another?

A:

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal, but is not conditioned on the Governing Documents Proposals, the New PubCo Equity Plan Proposal or the Adjournment Proposal.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other. The Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal.

It is important for you to note that in the event that the Business Combination Proposal and the Merger Proposal are not approved, then JGGC will not consummate the Business Combination. If JGGC does not consummate the Business Combination and fails to complete another initial business combination by August 10, 2023, JGGC will be required to dissolve and liquidate unless such date is extended pursuant to the Existing Governing Documents.

Q:	Why is JGGC proposing the Business Combination?

A:

JGGC was incorporated on March 31, 2021, as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

The JGGC board considered a wide variety of factors in connection with its evaluation of the Business Combination, including the results of the due diligence investigations of GLAAM and the industry in which it operates, and the financial and other information provided by GLAAM in the course of negotiations. As a result, the JGGC board of directors believes that the proposed Transactions with GLAAM are in the best interest of JGGC and its shareholders and present an opportunity to increase shareholder value. However, there is no assurance of this. See “Business Combination Proposal—The JGGC Board of Directors’ Reasons for Approval of the Business Combination.”

Although the JGGC board of directors believes that the Business Combination with GLAAM presents an attractive business combination opportunity and is in the best interests of JGGC and the JGGC Shareholders, the JGGC board of directors did consider certain potentially material negative factors in arriving at that conclusion. These factors are discussed in greater detail in the sections entitled “Business Combination Proposal—The JGGC Board of Directors’ Reasons for Approval of the Business Combination,” “Risk Factors—Risks Related to GLAAM’s Business and Industry,” “Risk Factors—Risks Related to New PubCo” and “Risk Factors—Risks Related to JGGC and the Business Combination.” You should also consider that JGGC’s directors and officers have interests in the Business Combination that may conflict with your interests as a JGGC Shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal.”

Q:	What will happen in the Business Combination?

A:

Pursuant to the Business Combination Agreement, (i) JGGC shall be merged with and into New PubCo, with New PubCo surviving the Merger, (ii) immediately thereafter, New PubCo shall issue a number of New PubCo Ordinary Shares equal to the Aggregate Share Swap Consideration to Exchange Sub and, in exchange therefor, Exchange Sub shall issue a non-interest bearing note (in a form reasonably acceptable to the parties) to New PubCo pursuant to which Exchange Sub shall promise to repay to New PubCo the value of the Aggregate Share Swap Consideration so transferred, and (iii) all GLAAM Shareholders will transfer their GLAAM Common Shares to Exchange Sub in exchange for the Aggregate Share Swap Consideration in the Share Swap.

In connection with the Business Combination:

•	pursuant to the Merger:

o	each issued and outstanding JGGC Unit will be automatically separated and each holder will be deemed to hold one JGGC Class A Ordinary Share, one JGGC Right and one-half of one JGGC Public Warrant;

o	each issued and outstanding JGGC Ordinary Share will be exchanged for one New PubCo Ordinary Share;

o	each issued and outstanding JGGC Warrant will be converted into one New PubCo Converted Warrant, will cease to represent a right to acquire JGGC Class A Ordinary

Shares and will instead represent the right to acquire the same number of New PubCo Ordinary Shares, at the same exercise price and on the same terms as in effect immediately prior to the Closing;

o

each issued and outstanding JGGC Right will be converted into the number of New PubCo Ordinary Shares that would have been received by the holder thereof if such JGGC Rights had been converted upon consummation of a business combination into JGGC Class A Ordinary Shares;

•	pursuant to the Share Swap:

o	the right to each GLAAM Common Share held by the GLAAM Shareholders in connection with the Share Swap shall be converted into a number of New PubCo Ordinary Shares equal to the Company Exchange Ratio;

o

each GLAAM Option shall be converted into a New PubCo Converted Option to acquire, subject to substantially the same terms and conditions as were applicable under such GLAAM Option, the number of New PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of GLAAM Common Shares subject to such GLAAM Option as of immediately prior to the Share Swap by the GLAAM Exchange Ratio, at an exercise price per GLAAM Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per GLAAM Common Share of such GLAAM Option divided by (y) the GLAAM Exchange Ratio; and

o	GLAAM will become a wholly-owned indirect subsidiary of New PubCo.

The JGGC Class A Ordinary Shares, JGGC Rights, JGGC Warrants and JGGC Units are currently listed on Nasdaq under the symbols “JGGC,” “JGGCR,” “JGGCW” and “JGGCU,” respectively. Upon the consummation of the Business Combination, New PubCo is expected to be renamed [●]. Pursuant to the terms of the Business Combination Agreement, as a closing condition, the parties are required to cause the New PubCo Ordinary Shares and the New PubCo Converted Warrants issued in connection with the Business Combination to be approved for listing on Nasdaq, but there can be no assurance that such listing condition will be met. If such listing condition is not met, the Business Combination will not be consummated unless the listing condition is waived by the parties to the Business Combination Agreement. Following the Closing, the New PubCo Ordinary Shares and the New PubCo Converted Warrants will be listed, subject to Nasdaq approval, under the proposed symbols “[●]” and “[●]W”, respectively. It is important for you to know that, at the time of the Extraordinary General Meeting, the parties may not have received from Nasdaq either confirmation of the listing of the New PubCo Ordinary Shares and the New PubCo Converted Warrants or that approval thereof will be obtained prior to the consummation of the Business Combination. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in the accompanying proxy statement/prospectus without such confirmation, and, further, it is possible that such confirmation may never be received and the Business Combination could still be consummated if such condition is waived by the parties to the Business Combination and therefore the New PubCo Securities would not be listed on Nasdaq or any other nationally recognized securities exchange. See “Risk Factors” for more information.

Q:	What will GLAAM Shareholders receive in the Business Combination?

A:

At the effective time of the Share Swap, (i) the right to each GLAAM Common Share held by the GLAAM Shareholders in connection with and immediately prior to the Share Swap shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable New PubCo Ordinary Shares equal to the Company Exchange Ratio and (ii) each GLAAM Option shall be converted into a New PubCo Converted Option to acquire, subject to substantially the same terms and conditions as were applicable under such GLAAM Option, the number of New PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of GLAAM Common Shares subject to such GLAAM Option as of immediately prior to the Share Swap by the GLAAM Exchange Ratio, at an exercise price per GLAAM Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per GLAAM Common Share of such GLAAM Option divided by (y) the GLAAM Exchange Ratio.

For more information, see “The Business Combination Agreement-GLAAM Shareholders Merger Consideration.”

Q:	Who is GLAAM?

A:

GLAAM is the exclusive developer, manufacturer and installer of an innovative architectural media glass product called G-Glass. G-Glass is the world’s first IT-enabled construction material that transforms buildings into extraordinary digital content delivery devices. GLAAM is a market leader in the delivery of fully transparent media façade capabilities with over 460 architectural installations worldwide. Founded in South Korea in 2005, GLAAM is now a vertically integrated manufacturer controlling almost every aspect of product assembly and installation, including assembling media glass laminates, manufacturing aluminum frame, developing electronics, operating software, and delivering product. For more information, see “Business of GLAAM.”

Q:	What equity stake will current JGGC Shareholders and GLAAM Shareholders have in New PubCo after the Closing?

A:

As of the date of this proxy statement/prospectus, there are (i) 23,000,000 JGGC Class A Ordinary Shares outstanding (including those issued as part of the JGGC Units sold in the IPO), and (ii) 7,666,667 Founder Shares outstanding (all of which are held by JGGC’s initial shareholders). As of the date of this proxy statement/prospectus, there are 12,450,000 JGGC Private Placement Warrants outstanding and 11,500,000 JGGC Public Warrants outstanding (which were issued as part of the JGGC Units sold in the IPO). Each JGGC Warrant entitles the holder thereof to purchase one JGGC Class A Ordinary Share and, following the Closing, will entitle the holder thereof to purchase one New PubCo Ordinary Share. As of the date of this proxy statement/prospectus, there are 23,000,000 JGGC Rights outstanding, which in the aggregate, will entitle the holders of such JGGC Rights to up to 1,916,666 New PubCo Ordinary Shares upon Closing. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of JGGC’s outstanding Public Shares are redeemed in connection with the Business Combination), JGGC’s fully diluted share capital, giving effect to the exercise of all of the JGGC Private Placement Warrants and JGGC Public Warrants and the conversion of all JGGC Rights, would be [●] JGGC Ordinary Shares.

The following table illustrates the varying ownership levels in New PubCo Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions of Public Shares by Public Shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources).

	Share Ownership in New PubCo(1)
	No Redemption Scenario(2)	Interim Redemption Scenario(3)	Maximum Redemption Scenario(4)
	Percentage of Outstanding New PubCo Ordinary Shares
JGGC Public Shareholders	47.9%	29.9%	—
JGGC Initial Shareholders	12.0%	20.0%	23.0%
JGGC Rights holders	4.0%	5.0%	7.7%
GLAAM Founders	1.3%	1.7%	2.6%
Other GLAAM Shareholders	34.8%	43.4%	66.8%
Total	100.0%	100.0%	100.0%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For more information about the consideration to be received in the Business Combination see “The Business Combination Agreement—Consideration to be Received in the Business Combination.” A discussion of additional dilution sources is set forth in the Question and Answer immediately below.

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

Q:	How will variations in the levels of redemptions impact the dilutive effect of equity issuances related to the Business Combination?

A:

In addition to the changes in percentage ownership described above, variations in the levels of redemptions will impact the dilutive effect of certain equity issuances related to the Business Combination which would not otherwise be present in an underwritten initial public offering. Without limiting the generality of the assumptions described under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information,” the ownership percentages described above do not take into account the dilutive effects of the exercise of New PubCo Warrants. The issuance of additional New PubCo Ordinary Shares upon the exercise of any New PubCo Warrants or New PubCo Converted Options, the vesting and settlement of New PubCo Earnout RSRs and/or the issuance, vesting and exercise of any securities under the New PubCo Equity Plan, could have a substantial dilutive effect on those JGGC Shareholders who do not elect to redeem their Public Shares. Increasing levels of redemptions will increase the dilutive effects of these issuances on non-redeeming Public Shareholders.

The following sensitivity table below sets forth the potential additional dilutive impact of each of the additional dilution sources on the capitalization of New PubCo in each redemption scenario, as described further in the notes to the table below. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming Public Shareholders.

Share Ownership in New PubCo(1)
	No Redemption Scenario(2)		Interim Redemption Scenario(3)		Maximum Redemption Scenario(4)
Additional Dilution Sources	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
Total New PubCo Ordinary Shares Outstanding Immediately after the Business Combination	[●]	n/a	[●]	n/a	[●]	n/a
New PubCo Public Warrants	[●]	[●]	[●]	[●]%	[●]	[●]%
New PubCo Private Warrants	[●]	[●]	[●]	[●]%	[●]	[●]%
New PubCo Founder Warrants	[●]	[●]	[●]	[●]%	[●]	[●]%
New PubCo Converted Options	[●]	[●]	[●]	[●]%	[●]	[●]%
New PubCo Earnout RSRs	[●]	[●]	[●]	[●]%	[●]	[●]%
New PubCo Ordinary Shares issuable under New PubCo Equity Plan	[●]	[●]	[●]	[●]%	[●]	[●]%
Total Additional Dilution Sources	[●]	[●]	[●]	[●]%	[●]	[●]%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For a more detailed discussion of the possible sources and extent of dilution that Public Shareholders who elect not to redeem their Public Shares may experience in connection with the Business Combination, see “The Business Combination Agreement—Ownership of, and Voting Rights in, New PubCo Following the Business Combination.”

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

Q:	What differences will there be between the Proposed Governing Documents and the Existing Governing Documents that JGGC Shareholders will consider at the Extraordinary General Meeting?

A:

If the Business Combination is consummated, the Existing Governing Documents will effectively be replaced by the Proposed Governing Documents of New PubCo given that JGGC Shareholders will, effective as of the consummation of the Business Combination (and assuming Public Shareholders do not redeem their Public Shares) hold New PubCo Ordinary Shares subject to the Proposed Governing Documents. JGGC Shareholders are asked to consider and vote upon and to approve, on an advisory non-binding basis, by ordinary resolution three separate proposals in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents.

The Proposed Governing Documents differ materially from the Existing Governing Documents. The below table sets forth a summary of the principal changes proposed between the Existing Governing Documents and the Proposed Governing Documents. This summary is qualified by reference to the complete text of the Existing Governing Documents and the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex C. JGGC Shareholders are urged to carefully read the relevant provisions of the Proposed Governing Documents that will be in effect as of the Closing Date.

Existing Governing Documents of JGGC	Proposed Governing Documents of New PubCo

Authorized Share Capital

(Governing Documents Proposal 3A)

The share capital of JGGC is US$55,500 divided into 500,000,000 JGGC Class A Ordinary Shares of a par value of US$0.0001 each, 50,000,000 JGGC Class B Ordinary Shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.

The share capital of New PubCo is US$[●] divided into [●] New PubCo Ordinary Shares of a par value of US$0.0001 each and [●] preference shares of a par value of US$[●] each.

Approval of Method to Appoint and Elect Directors

(Governing Documents Proposal 3B)

Prior to the consummation of a Business Combination (as defined in the Existing Governing Documents), JGGC may by ordinary resolution of the holders of the Founder Shares appoint any person to be a director or remove any director.

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Existing Governing Documents as the maximum number of directors.

New PubCo may by ordinary resolution appoint any person nominated under the provisions of the Proposed Governing Documents to be a director.

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Proposed Governing Documents as the maximum number of directors.

A director may be removed from office by the shareholders by a resolution passed by not less than [seventy-five (75)] per cent of the shareholders only for cause (“cause” for removal of a director shall be deemed to exist only if (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been found by the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board of directors called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such director’s duties to the company in a matter of substantial importance

Existing Governing Documents of JGGC	Proposed Governing Documents of New PubCo

to the company, provided that such director shall be entitled to attend the applicable meeting and be heard on the motion for his removal; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform their obligations as a director) at any time before the expiration of their term notwithstanding anything in the Proposed Governing Documents or in any agreement between the company and such director (but without prejudice to any claim for damages under such agreement).

Other Changes in Connection with Adoption of the Proposed Governing Documents

(Governing Documents Proposal 3C)
The Existing Governing Documents include provisions related to JGGC’s status as a blank check company prior to the consummation of a business combination.	The Proposed Governing Documents do not include such provisions related to JGGC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as JGGC will cease to be a blank check company as a result of the Merger.

Q:	Who will be the executive officers and directors of New PubCo if the Business Combination is consummated?

A:

The Business Combination Agreement provides that, immediately following the Closing, the New PubCo Board will consist of seven directors. GLAAM, JGGC and New PubCo will take all necessary actions to ensure the composition of the New PubCo Board to be comprised of the individuals specified in the section entitled “New PubCo Management Following the Business Combination—Management and Board of Directors.”

New PubCo’s executive team following the Closing is expected to be comprised of the individuals specified in the section entitled “New PubCo Management Following the Business Combination—Management and Board of Directors.”

Q:	What conditions must be satisfied to complete the Business Combination?

A:

Consummation of the transactions contemplated by the Business Combination Agreement is subject to customary closing conditions, which include (i) the approval by the JGGC Shareholders of the Business Combination Proposal and the Merger Proposal (ii) the approval by the GLAAM Shareholders of the consummation of the Transactions; (iii) the net tangible assets of JGGC being at least $5,000,001 after giving effect to the Transactions, including any redemptions of Public Shares and receipt of the net of proceeds actually contributed by investors pursuant to any Equity Financing Arrangement; (iv) receipt of all necessary pre-Closing governmental authorizations; (v) the absence of any law or order preventing or prohibiting the consummation of the Business Combination and other related Transactions; (vi) the approval of New PubCo’s initial listing application with Nasdaq and the approval of the listing of New PubCo Ordinary Shares on Nasdaq; (vii) the effectiveness of the Korean Registration Statement and (viii) the effectiveness of the registration statement of which this proxy statement/prospectus forms a part.

For a summary of the conditions that must be satisfied or waived prior to consummation of the Business Combination, see the section entitled “The Business Combination Proposal—The Business Combination Agreement.”

Q:	What vote is required to approve the proposals presented at the Extraordinary General Meeting?

A:

The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the Adjournment Proposal and the New PubCo Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

A JGGC Shareholder’s failure to vote by proxy or to vote in person at the Extraordinary General Meeting, an abstention from voting or a broker non-vote will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the Transaction Proposals.

Q:	What happens if I sell my JGGC Ordinary Shares before the Extraordinary General Meeting?

A:

The Record Date for the Extraordinary General Meeting will be earlier than the date that the Business Combination is expected to be completed. If you transfer your JGGC Ordinary Shares after the Record Date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you will not be entitled to receive any New PubCo Ordinary Shares at the effective time of the Merger because only JGGC Shareholders immediately prior to the effective time of the Merger will be entitled to receive New PubCo Ordinary Shares in connection with the Closing.

Q:	Will JGGC, GLAAM or New PubCo issue additional equity securities in connection with the consummation of the Business Combination?

A:

Pursuant to the Business Combination Agreement, the parties thereto may (A) identify and seek additional sources of financing on behalf of New PubCo and/or GLAAM from third party financing sources, including in the form of Equity Financing and (B) negotiate definitive agreements on terms reasonably acceptable to GLAAM and JGGC as necessary to effectuate any Financing Arrangement, including, with respect to PIPE Investments, subscription agreements to purchase New PubCo Ordinary Shares, as more fully described in “Presentation of Certain Assumptions Relating to the Business Combination” in this proxy statement/prospectus.

There can be no assurance that any Equity Financing will be entered into in connection with the Business Combination. If any PIPE Investment or Equity Financings are entered into in connection with the Business Combination, an amendment or supplement to this proxy statement/prospectus shall be provided to JGGC Shareholders to describe the material terms of any such transaction.

Q:	How many votes do I have at the Extraordinary General Meeting?

A:

JGGC Shareholders are entitled to one vote at the Extraordinary General Meeting for each JGGC Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date, there were 23,000,000 JGGC Class A Ordinary Shares and 7,666,667 JGGC Class B Ordinary Shares issued and outstanding.

Q:	How will the Sponsor vote?

A:

Our Sponsor, officers and directors, pursuant to the terms of the Sponsor Support Agreement entered into with New PubCo, JGGC and GLAAM, agreed to vote any Founder Shares or Public Shares held by them in favor of the Transaction Proposals.

Approval of the Business Combination Proposal, the Adjournment Proposal and New PubCo Equity Plan Proposal at the Extraordinary General Meeting requires the affirmative vote of holders of a majority of the issued JGGC Ordinary Shares who attend and vote at the Extraordinary General Meeting. As a result, in addition to the JGGC Founder Shares, we would need 7,666,667, or approximately 33% (assuming all issued and outstanding JGGC Ordinary Shares are voted), or 2,555,556, or approximately 11% (assuming only the minimum number of shares representing a quorum are voted), of the 23,000,000 Public Shares outstanding as of the Record Date to be voted in favor of the Business Combination Proposal, the Adjournment Proposal and New PubCo Equity Plan Proposal in order to approve such proposals.

Approval of the Merger Proposal and the Governing Documents Proposals at the Extraordinary General Meeting requires the affirmative vote of holders of at least two-thirds (2/3) of the issued JGGC Ordinary Shares who attend and vote at the Extraordinary General Meeting. As a result, in addition to the Founder Shares, we would need 12,777,778, or approximately 55% (assuming all issued and outstanding JGGC Ordinary Shares are voted), or 0, or 0% (assuming only the minimum number of shares representing a quorum are voted), of the 23,000,000 Public Shares outstanding as of the Record Date to be voted in favor of the Merger Proposal and the Governing Documents Proposals in order to approve such proposals.

Accordingly, it is more likely that the necessary approvals by JGGC Shareholders will be received than would be the case if JGGC’s initial shareholders had agreed to vote their JGGC Ordinary Shares in accordance with the majority of the votes cast by JGGC’s Shareholders.

Q:	What interests do JGGC’s current officers and directors have in the Business Combination?

A:

In considering the recommendation of the JGGC board of directors to vote in favor of the Business Combination, JGGC Shareholders should be aware that, aside from their interests as shareholders, our Sponsor and certain of our directors and officers have interests in the Business Combination that may conflict with those of other shareholders generally. Our directors were aware of and considered these interests, among other matters, in evaluating the Business Combination and in recommending to shareholders that they approve the Business Combination. JGGC Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•

the fact that our initial shareholders hold 7,666,667 Founder Shares for which our Sponsor paid $25,000, which will convert, on a one-for-one basis, into New PubCo Ordinary Shares as of the Closing, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, and will be worthless if we do not consummate the Business Combination or another initial business combination (as the Sponsor has waived liquidation rights with respect to such shares)

•

the fact that if the Business Combination or another initial business combination is not consummated by August 10, 2023, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 12,450,000 JGGC Private Placement Warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $[●], as of [●] (based on $[●] per warrant, which was the closing price of the JGGC Public Warrants on Nasdaq on [●]);

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares underlying the JGGC Units sold in the IPO and the 7,466,667 New PubCo Ordinary Shares that the Sponsor will receive upon conversion of the Founder

Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Ordinary Shares trade below the price initially paid for the Public Shares underlying the JGGC Units in the IPO and the Public Shareholders experience a negative rate of return following the consummation of the Business Combination;

•

the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to their Founder Shares and any Public Shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if JGGC fails to complete the Business Combination or another initial business combination and, accordingly, our Sponsor, officers and directors will benefit from the completion of the Business Combination or another business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to Public Shareholders rather than liquidate;

•

the fact that if the Trust Account is liquidated, including in the event we are unable to complete the Business Combination or another initial business combination by August 10, 2023, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than JGGC’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under JGGC’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

the fact that, unless the Business Combination or another initial business combination is completed, JGGC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $[●] through to consummation of the Business Combination, excluding the deferred underwriting commission) from funds outside of the Trust Account, which funds are limited;

•

the fact that one or more of our directors or officers are expected to be appointed as a director or officer of New PubCo (See “New PubCo Management Following the Business Combination— Management and Board of Directors.”); and

•	the continued indemnification of current directors and officers of JGGC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Closing Date.

These interests may influence our directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal and the other Transaction Proposals. You should take these interests into account in deciding whether to approve the Business Combination and the Transaction Proposals. You should also read the section entitled “The Business Combination Proposal—Certain Other Interests in the Business Combination.”

Q:	Did the JGGC board of directors obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. The JGGC board of directors obtained a third-party fairness opinion from Houlihan Capital, LLC (“Houlihan Capital”) in connection with its determination to approve the Business Combination, which is attached hereto as Annex I. The JGGC board of directors concluded that a third-party fairness opinion coupled with the experience and backgrounds of JGGC’s officers, directors and advisors enabled them to make the necessary analyses and determinations regarding the Business Combination.

Q:	Do I have redemption rights?

A:

Public Shareholders may require JGGC to redeem their Public Shares upon consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to JGGC to pay its tax obligations, divided by the number of then issued and outstanding Public Shares.

There will be no redemption rights with respect to the JGGC Warrants.

The Sponsor has agreed, in partial consideration of receiving its Founder Shares, to waive its redemption rights with respect to its Founder Shares and any Public Shares that it may have acquired during or after the IPO in connection with the consummation of our initial business combination. The Founder Shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on funds in the Trust Account of $[●] on [●], the estimated per share redemption price would have been approximately $[●]. This is greater than the $10.00 IPO price of JGGC Units. Additionally, Public Shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise, JGGC will redeem all of the Public Shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to JGGC to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, subject to applicable law.

Holders of our outstanding JGGC Warrants will not have redemption rights with respect to such warrants. Assuming the closing JGGC Public Warrant price on Nasdaq of $[●] as of [●], the aggregate fair value of JGGC Public Warrants that can be retained by the Public Shareholders (including redeeming shareholders), is $[●]. The actual market price of the JGGC Public Warrants may be higher or lower on the date that a JGGC Warrantholder seeks to sell such JGGC Public Warrants. Additionally, we cannot assure JGGC Warrantholders that they will be able to sell their JGGC Public Warrants in the open market as there may not be sufficient liquidity in such securities when a JGGC Warrantholder wishes to sell their JGGC Public Warrants. Further, while the level of redemptions of Public Shares will not directly change the value of the JGGC Public Warrants because the JGGC Public Warrants will remain outstanding regardless of the level of redemptions, as redemptions of Public Shares increase, JGGC Warrantholders who exercise such JGGC Public Warrants will ultimately own a greater interest in New PubCo because there would be fewer shares outstanding overall.

Q:	Is there a limit on the number of Public Shares I may redeem?

A:

A Public Shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights in an amount of shares exceeding 15% of the Public Shares. Accordingly, all shares owned by a holder in excess of 15% of the Public Shares will not be redeemed. On the other hand, a Public Shareholder who holds less than 15% of the Public Shares may redeem all of the Public Shares held by him or her for cash.

Q:	Will how I vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether you vote your Public Shares for or against the Business Combination Proposal or do not vote your shares. As a result, the Business Combination Proposal can be approved by JGGC Shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on [●], 2023 (two business days before the scheduled date of the Extraordinary General Meeting), (i) submit a written request to the Transfer Agent that JGGC redeem your Public Shares for cash, and (ii) tender or deliver your Public Shares (and share certificated (if any) and any other redemption forms) to the Transfer Agent electronically through DTC. The address of Continental, the Transfer Agent, is listed under the question “Who can help answer my questions?” below. JGGC requests that any requests for redemption include the identity as to the beneficial owner making such request.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with JGGC’s consent, until the vote is taken with respect to the Business Combination. If you tendered your Public Shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that JGGC’s Transfer Agent return the shares (electronically). You may make such request by contacting JGGC’s Transfer Agent at the phone number or address listed under the question “Who can help answer my questions?”

Q:	What happens if a substantial number of JGGC Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

JGGC Shareholders are not required to vote “AGAINST” the Business Combination in order to exercise their redemption rights with respect to their Public Shares. Therefore, Public Shareholders who vote in favor of the Business Combination may nonetheless exercise their redemption rights with respect to their Public Shares, although Public Shareholders are not required to vote in any way to exercise such redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

If the Business Combination is consummated, but we experience a significant level of redemptions, this may result in fewer outstanding New PubCo Ordinary Shares and fewer Public Shareholders, which may result in the trading market for New PubCo Ordinary Shares being less liquid than if no JGGC Public Shareholders had redeemed their Public Shares. In addition, New PubCo may not be able to meet the listing standards for Nasdaq or another national securities exchange. Furthermore, with less funds available from the Trust Account, the capital infusion from the Trust Account into GLAAM’s business will be reduced. As such, GLAAM’s ability to execute against its business plan may be negatively impaired if redemptions by Public Shareholders are significant.

To the extent that any of the outstanding JGGC Ordinary Shares are redeemed in connection with the Business Combination, the percentage of New PubCo Ordinary Shares held by the current JGGC Shareholders will decrease relative to the percentage held if none of the JGGC Ordinary Shares are redeemed.

If a Public Shareholder exercises its redemption rights, such exercise will not result in the loss of any JGGC Public Warrants that it may hold. No party can predict the ultimate value following the consummation of the Business Combination of the New PubCo Public Warrants that will be issued in exchange for JGGC Public Warrants pursuant to the Business Combination. However, assuming that 100% of the 23,000,000 Public Shares held by our Public Shareholders were redeemed, the 11,500,000 retained outstanding New PubCo Public Warrants (that will be exercisable for New PubCo Ordinary Shares) would have an aggregate value of $[●], based on the price per JGGC Public Warrant of $[●] on [●]. In addition, on [●], the price per JGGC Ordinary Share closed at $[●]. If the New PubCo Ordinary Shares trade above the exercise price of $11.50 per New PubCo Ordinary Share, the New PubCo Public Warrants will be considered to be “in the money” and are therefore more likely to be exercised by the holders thereof (when they become exercisable). This in turn increases the risk to non-redeeming Public Shareholders that the New PubCo Public Warrants will be exercised, which would result in immediate dilution to the non- redeeming Public Shareholders.

Public Shareholders who purchased JGGC Units as part of the IPO for $10.00 per unit may experience dilution if they elect not to redeem their Public Shares in connection with the Business Combination.

JGGC cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, JGGC has elected to provide the unaudited pro forma condensed combined financial information under three alternative redemption scenarios to illustrate the effects that differing levels of redemptions of Public Shares will have on the economic and voting interests of the JGGC Shareholders, the JGGC initial shareholders and GLAAM Shareholders. The following sensitivity table illustrates varying estimated ownership levels in New PubCo immediately following the consummation of the Business Combination, based on the three scenarios for varying levels of redemptions of Public Shares by the Public Shareholders and the additional assumptions described below.

In the No Redemption Scenario, Interim Redemption Scenario and Maximum Redemption Scenario as described below, the residual equity value owned by non-redeeming Public Shareholders, taking into account the respective redemption amounts, is assumed to remain the deemed value of $[●] per New PubCo Ordinary Share as illustrated in the sensitivity table below. As a result of such redemption amounts and the assumed $[●] per share value, the implied total equity value of New PubCo following the Business Combination, assuming no dilution from any additional dilution sources, would be (i) $[●] million in the No Redemption Scenario, (ii) $[●] million in the Interim Redemption Scenario, and (iii) $[●] million in the Maximum Redemption Scenario.

Share Ownership in New PubCo(1)
	No Redemption Scenario(2)		Interim Redemption Scenario(3)			Maximum Redemption Scenario(4)
Shareholders	Number of New PubCo Ordinary Shares	Percentage of New PubCo Share Capital	Number of New PubCo Ordinary Shares	Percentage of New PubCo Share Capital		Number of New PubCo Ordinary Shares	Percentage of New PubCo Share Capital
JGGC Public Shareholders	[●]	n/a	[●]	n/a		[●]	n/a
JGGC Rights holders	[●]	[●]	[●]	[●]	%	[●]	[●]	%
JGGC Initial Shareholders	[●]	[●]	[●]	[●]	%	[●]	[●]	%
GLAAM Founders	[●]	[●]	[●]	[●]	%	[●]	[●]	%
Other GLAAM Shareholders	[●]	[●]	[●]	[●]	%	[●]	[●]	%

Total	[●]	[●]	[●]	[●]	%	[●]	[●]	%
Total pro forma equity value post-redemptions	[●]	[●]	[●]	[●]	%	[●]	[●]	%
Implied per New PubCo Ordinary Share value	[●]	[●]	[●]	[●]	%	[●]	[●]	%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For more information, see “The Business Combination Agreement—Ownership of, and Voting Rights in, New PubCo Following the Business Combination.”

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)	Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or

$243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

The U.S. federal income tax consequences of exercising your redemption rights will depend upon your particular facts and circumstances. See the section entitled “Material U.S. Federal Income Tax Considerations—Tax Considerations for U.S. Holders Exercising Redemption Rights” for additional information. U.S. Holders of Public Shares contemplating exercise of their redemption rights are urged to consult their own tax advisors to determine the tax consequences thereof.

Q:	What are the U.S. federal income tax consequences of the Business Combination to U.S. Holders of JGGC Securities?

A:

As discussed in more detail in the section entitled “Material U.S. Federal Income Tax Considerations—Effects of the Business Combination to U.S. Holders,” in the opinion of Paul Hastings, counsel to JGGC, the Merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, subject to the assumptions, qualifications and limitations set forth or referred to in such opinion. Accordingly, U.S. Holders (as defined in the section entitled “Material U.S. Federal Income Tax Considerations”) generally should not recognize gain or loss for U.S. federal income tax purposes on the exchange of JGGC Securities for New PubCo Securities in the Merger.

All holders of JGGC Securities are urged to consult with their own tax advisors regarding the potential tax consequences to them of the Merger, including the applicability and effect of U.S. federal, state and local and non-U.S. tax laws.

Q:	If I hold JGGC Warrants, can I exercise redemption rights with respect to my JGGC Warrants?

A:	No. There are no redemption rights with respect to the JGGC Warrants.

Q:	How do the JGGC Public Warrants differ from the JGGC Private Placement Warrants and what are the related risks for any holders of New PubCo Public Warrants post Business Combination?

A:

JGGC Private Placement Warrants are identical to the JGGC Public Warrants underlying JGGC Units sold in the IPO, except that, if held by the Sponsor or its permitted transferees, the JGGC Private Placement Warrants (i) may be exercised for cash or on a cashless basis, (ii) are not subject to being called for redemption under certain redemption scenarios, (iii) will be subject to transfer restrictions until 30 days after the Closing Date, subject to certain limited exceptions and (iv) will be entitled to registration rights.

If JGGC Private Placement Warrants (and following the Closing, the New PubCo Private Warrants) are held by someone other than the Sponsor or its permitted transferees, JGGC Private Placement Warrants (and following the Closing, the New PubCo Private Warrants) are redeemable by JGGC (and following the Closing, New PubCo) in all redemption scenarios and exercisable by such holders on the same basis as the JGGC Public Warrants (and following the Closing, the New PubCo Public Warrants).

At the effective time of the Merger, each JGGC Private Placement Warrant that is outstanding and unexercised will be converted into and become a New PubCo Private Warrant to purchase one New PubCo Ordinary Share and New PubCo will assume such warrants in accordance with their terms and all rights to JGGC Ordinary Shares under JGGC Private Placement Warrants will be assumed by New PubCo (as New PubCo Private Warrants) and converted into rights with respect to New PubCo Ordinary Shares. Each New PubCo Private Warrant assumed by New PubCo may be exercised solely for New PubCo Ordinary Shares. The number of New PubCo Ordinary Shares subject to each New PubCo Private Warrant will be the number of JGGC Class A Ordinary Shares subject to each JGGC Private Placement Warrant (each JGGC Private Placement Warrant is exercisable for one JGGC Class A Ordinary Share).

The per share exercise price for the New PubCo Ordinary Shares issuable upon exercise of each New PubCo Private Warrant will be $11.50.

Additionally, any restriction on the exercise of any JGGC Private Placement Warrant assumed by New PubCo will continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such JGGC Private Placement Warrant will otherwise remain unchanged, provided, however that to the extent provided under the terms of a New PubCo Private Warrant, such New PubCo Private Warrant will, in accordance with its terms, be subject to adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Ordinary Shares subsequent to the Merger.

Q:	Do I have appraisal rights or dissenters’ rights if I object to the proposed Business Combination?

A:

No appraisal or dissenters’ rights are available to holders of JGGC Ordinary Shares or JGGC Warrants in connection with the Business Combination Proposal. However, in respect of the Merger Proposal, under the section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.

The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after the merger is authorized (such period being the period in which dissenter’s rights would otherwise be exercisable). It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available. However, pursuant to the terms of the Business Combination Agreement, JGGC and GLAAM may defer the Closing Date by agreement in writing, including if a JGGC Shareholder validly exercises their dissenters’ rights under the Companies Act. Such deferral, if agreed between JGGC and GLAAM, may result in the consummation of the Merger not occurring until after the expiry of the specified period, thereby allowing the exemption in section 239(1) of the Companies Act to be relied upon.

Regardless of whether dissenters’ rights are or are not available, Public Shareholders can exercise their redemption rights as described herein. The JGGC board of directors has determined that the redemption proceeds payable to Public Shareholders who exercise their redemption rights represent the fair value of the Public Shares. See “The Extraordinary General Meeting of JGGC Shareholders—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:

Following the closing of the IPO, an amount equal to $234,600,000 ($10.20 per unit) of the net proceeds from the IPO and the sale of the JGGC Private Placement Warrants was placed in the Trust Account. As of [●], funds in the Trust Account totaled approximately $[●] and were held in money market funds. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of an initial business combination (including the consummation of the proposed Business Combination) or (ii) the redemption of all of the Public Shares if JGGC is unable to complete a business combination by August 10, 2023, subject to applicable law.

If the Business Combination is consummated, the funds held in the Trust Account will be released (i) to pay Public Shareholders who properly exercise their redemption rights and (ii) for general corporate purposes of New PubCo following the Business Combination.

Q:	What happens if the Business Combination Proposal is not approved?

A:	If the Business Combination Proposal is not approved, the Business Combination will not be consummated.

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. One such circumstance is that the Business Combination Agreement can be terminated by either JGGC or GLAAM if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to the date that is the earlier of (i) November 15, 2023 or (ii) the date by which JGGC must consummate an initial business combination under the Existing Governing Documents (currently August 10, 2023). See the section entitled “The Business Combination Proposal—The Business Combination Agreement” for information regarding the specific termination rights of the parties to the Business Combination Agreement.

If, as a result of the termination of the Business Combination Agreement or otherwise, JGGC is unable to complete an initial business combination by August 10, 2023, the Existing Governing Documents provide that JGGC will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to JGGC to pay its tax obligations (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of JGGC’s remaining shareholders and the JGGC board of directors, dissolve and liquidate, subject in each case to JGGC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. See the section entitled “Risk Factors—If JGGC is unable to complete the Business Combination with GLAAM or another business combination by August 10, 2023, it will cease all operations except for the purpose of winding up its affairs, redeeming its outstanding Public Shares, dissolving and liquidating. In such event, third parties may bring claims against JGGC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by JGGC’s Public Shareholders could be less than $10.20 per share.” Holders of Founder Shares have waived any right to any liquidating distributions with respect to those shares.

In the event of liquidation, there will be no distribution with respect to outstanding JGGC Rights or JGGC Warrants and they will expire worthless.

Q:	When is the Business Combination expected to be completed?

A:

It is currently anticipated that the Business Combination will be consummated promptly following the Extraordinary General Meeting, provided that all other conditions to the consummation of the Business Combination have been satisfied or waived, including approval by JGGC Shareholders of the proposals being submitted to them in this proxy statement/prospectus.

JGGC, GLAAM and New PubCo currently expect to complete the Business Combination in the third quarter of 2023. However, any delay in satisfying any conditions to the Business Combination could delay consummation of the Business Combination. If the Closing has not occurred on or prior to the date that is the earlier of (i) November 15, 2023 or (ii) the date by which JGGC must consummate an initial business combination under the Existing Governing Documents (currently August 10, 2023), subject to certain conditions, either JGGC or GLAAM may terminate the Business Combination Agreement.

For a description of the conditions to consummation of the Business Combination, see the section entitled “The Business Combination Proposal.”

Q:	What do I need to do now?

A:

You are urged to carefully read and consider the information contained in this proxy statement/prospectus, including the financial statements and Annexes attached hereto, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the accompanying proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:

If you were a holder of record of JGGC Ordinary Shares on [●], 2023, the Record Date for the Extraordinary General Meeting of JGGC Shareholders, you may vote with respect to the applicable proposals in person at the Extraordinary General Meeting or by completing, signing, dating and returning the accompanying proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote in person, obtain a proxy from your broker, bank or nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

A:

At the Extraordinary General Meeting, JGGC will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, an abstention or failure to vote will not count as votes cast for or against each of, and otherwise will have no effect on, the Transaction Proposals.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:	Signed and dated proxies received by JGGC without an indication of how the shareholder intends to vote on a proposal will be voted in favor of each Transaction Proposal presented to the shareholders.

Q:	Do I need to attend the Extraordinary General Meeting to vote my shares?

A:

No. You are invited to attend the Extraordinary General Meeting to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the Extraordinary General Meeting to vote your shares. Instead, you may submit your proxy by signing, dating and returning the accompanying proxy card in the pre-addressed postage paid envelope. Your vote is important. JGGC encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q:	If I am not going to attend the Extraordinary General Meeting in person, should I return my proxy card instead?

A:

Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy, as applicable, by completing, signing, dating and returning the accompanying proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. If your broker holds your shares in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on any of the proposals. If you do not give your broker voting instructions and the broker does not vote your shares, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the Extraordinary General Meeting, but will have no effect on the Transaction Proposals. However, absent a demand for redemption, in no event will a broker non-vote alone also have the effect of exercising your redemption rights for a pro rata portion of the Trust Account, and therefore no shares as to which any such broker non-vote occurs will be redeemed in connection with the proposed Business Combination.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. You may change your vote by sending a later-dated, signed proxy card to Continental at the following address [●], prior to the vote at the Extraordinary General Meeting, or attend the Extraordinary General Meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to the same address, provided such revocation is received prior to the vote at the Extraordinary General Meeting. If your shares are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	What is the quorum requirement for the Extraordinary General Meeting?

A:

Holders of one-third of the JGGC Ordinary Shares issued and outstanding and entitled to vote at the Extraordinary General Meeting, present in person or represented by proxy, constitute a quorum. If within half an hour from the time appointed for the Extraordinary General Meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and place as the JGGC board of directors may determine and if, at such adjourned meeting, a quorum is not present within 15 minutes from the time appointed for holding the adjourned meeting, the JGGC Shareholders present shall constitute a quorum.

As of [●], 2023, the Record Date for the Extraordinary General Meeting, 10,222,222 JGGC Ordinary Shares would be required to achieve a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person at the Extraordinary General Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

JGGC will pay the cost of soliciting proxies for the Extraordinary General Meeting. JGGC has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Extraordinary General Meeting. JGGC has agreed to pay a fee of $[●]. JGGC will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. GLAAM also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of JGGC Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of JGGC Class A Ordinary Shares and in obtaining voting instructions from those owners. JGGC’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:

If you have questions about the proposals or if you need additional copies of this proxy statement/ prospectus or the accompanying proxy card you should contact JGGC’s proxy solicitor, Morrow Sodali LLC:

Telephone: [●]

Banks and brokers: [●]

Email: [●]

You may also contact JGGC at:

Jaguar Global Growth Corporation I

601 Brickell Key Drive, Suite 700

Miami, FL 33131

United States

Tel: (646) 663-4945

To obtain timely delivery, JGGC Shareholders must request the materials no later than five business days prior to the Extraordinary General Meeting.

You may also obtain additional information about JGGC from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your shares (and share certificates (if any) along with any other redemption documents) (electronically) to JGGC’s Transfer Agent prior to 5:00 p.m., Eastern Time, on the second business day prior to the scheduled date of the Extraordinary General Meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, New York 10004 Attn: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

The following summary highlights material information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You are urged to read carefully this entire proxy statement/prospectus (including the financial statements and Annexes attached hereto) and other documents which are referred to in this proxy statement/prospectus in order to fully understand the Business Combination. See “Where You Can Find More Information” on page 321. Most items in this summary include a page reference directing you to a more complete description of those items. Unless the context otherwise requires, all references in this subsection to “JGGC,” “we,” “us” or “our” refer to the business of Jaguar Global Growth Corporation I prior to the consummation of the Business Combination.

The Parties to the Business Combination

JGGC

JGGC is a blank check exempted company incorporated in the Cayman Islands on March 31, 2021 for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

JGGC was formed as a partnership between Gary R. Garrabrant and Thomas J. McDonald, who are experienced executives with extensive deal-making and investment management experience, and Hennessy Capital Group LLC (“Hennessy Capital Group”), a leading independent SPAC sponsor.

GLAAM

GLAAM is the exclusive developer, manufacturer and installer of an innovative architectural media glass product called G-Glass. G-Glass is the world’s first IT-enabled construction material that transforms buildings into extraordinary digital content delivery devices. GLAAM is a market leader in the delivery of fully transparent media façade capabilities with over 460 architectural installations worldwide. Founded in South Korea in 2005, GLAAM is now a vertically integrated manufacturer controlling almost every aspect of product assembly and installation, including assembling media glass laminates, manufacturing aluminum frame, developing electronics, operating software, and delivering product.

New PubCo and Exchange Sub

New PubCo, a Cayman Islands exempted company, was incorporated on February 24, 2023. Exchange Sub, a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea, was incorporated on February 28, 2023 and is a wholly owned direct subsidiary of JGGC. Until the consummation of the Business Combination, New PubCo will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

The Business Combination (Page 129)

In connection with the Business Combination, (i) JGGC will merge with and into New PubCo, with New PubCo being the surviving entity, (ii) GLAAM shall become a wholly owned indirect subsidiary of New PubCo and (iii) the GLAAM Shareholders, JGGC Shareholders (including the Sponsor) who do not redeem their Public Shares and the PIPE investors, if any, will become shareholders of New PubCo. For more information about the Business Combination, see the section entitled “The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Structure

Pre-Business Combination Structure

The following diagram depicts the simplified organizational structure of JGGC, New PubCo and GLAAM immediately before the Business Combination.

Post-Business Combination Structure

The following diagram depicts the simplified organizational structure of New PubCo and its subsidiaries immediately after the consummation of the Business Combination.

Consideration to be Received in the Business Combination (Page 155)

JGGC Shareholders Merger Consideration

At the effective time of the Merger, (i) each JGGC Unit will be automatically separated and each of its holders will be deemed to hold one JGGC Class A Ordinary Share, one JGGC Right and one-half of one JGGC Warrant, per JGGC Unit, (ii) all JGGC Ordinary Shares that are owned by JGGC or any wholly owned subsidiary of JGGC immediately prior to the Merger will automatically be canceled, and no New PubCo Ordinary Shares or other consideration will be delivered or deliverable in exchange therefor, (iii) each JGGC Ordinary Share issued and outstanding immediately prior to the Merger will be canceled and automatically converted into the right to receive one New PubCo Ordinary Share, (iv) each JGGC Warrant outstanding immediately prior to the Merger will cease to represent a right to acquire JGGC Class A Ordinary Shares and will instead represent the right to acquire the same number of New PubCo Ordinary Shares, at the same exercise price of $11.50 per share and otherwise on the same terms as in effect immediately prior to the Merger, and (v) each JGGC Right that is issued and outstanding immediately prior to the Merger will be converted into the number of New PubCo Ordinary Shares that would have been received by the holder thereof if such JGGC Right had been converted upon the consummation of a business combination into JGGC Class A Ordinary Shares, all JGGC Rights shall no longer be outstanding and shall automatically be canceled by virtue of the Merger, and each former holder of JGGC Rights shall thereafter cease to have any rights with respect thereto, except the right to receive New PubCo Ordinary Shares.

Each JGGC Class A Ordinary Share validly submitted for redemption in the manner set forth in this proxy statement/prospectus will, in accordance with the Existing Governing Documents, be canceled and redeemed prior to the Merger and for the avoidance of doubt will not be entitled to any merger consideration. As a holder of JGGC Class B Ordinary Shares, the Sponsor shall be entitled to receive New PubCo Ordinary Shares as described above.

GLAAM Shareholders Merger Consideration

At the effective time of the Merger, all of the issued share capital in New PubCo as of immediately prior to the Merger will be cancelled.

At the effective time of the Share Swap, (i) the right to each GLAAM Common Share held by the GLAAM Shareholders in connection with and immediately prior to the Share Swap shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable New PubCo Ordinary Shares equal to the GLAAM Exchange Ratio and (ii) each GLAAM Option shall be converted into a New PubCo Converted Option in accordance with the Closing Payments Schedule (defined below and in the Business Combination Agreement). Prior to the Closing, the board of directors of GLAAM will adopt such resolutions and use its reasonable best efforts to take such other actions permitted under applicable law or the terms of each GLAAM Option necessary to provide that, at the effective time of the Share Swap, such GLAAM Options be converted into New PubCo Converted Options and New PubCo shall assume all obligations of GLAAM under the applicable equity incentive plan in respect of each outstanding New PubCo Converted Option and the agreements evidencing the grants thereof.

No fraction of a New PubCo Ordinary Share shall be issued by virtue of the Transactions and any fractional New PubCo Ordinary Share that would otherwise be issuable to any GLAAM Shareholder following such conversion shall be rounded up to a whole New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such GLAAM Shareholder would otherwise be entitled to is equal to or exceeds 0.50 or rounded down to no New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such GLAAM Shareholder would otherwise be entitled to is less than 0.50.

New PubCo Founder Warrants

In the event that immediately following the Closing, the GLAAM Founder Closing Ownership Stake would not constitute at least 12.5% of the New PubCo Closing Fully Diluted Capital, then prior to the Closing, New PubCo, JGGC and GLAAM shall enter into an agreement with the GLAAM Founders on reasonable terms pursuant to which New PubCo will issue to the GLAAM Founders a number of New PubCo Founder Warrants such that following the issuance of such warrants to the GLAAM Founders, the GLAAM Founder Closing Ownership Stake shall constitute 12.5% of the New PubCo Closing Fully Diluted Capital. The New PubCo Founder Warrants will have the same exercise price and substantially the same term, exercisability, vesting schedule and other rights, obligations and conditions as the Converted JGGC Warrants.

GLAAM Founder Earn-Out

Concurrently with the execution of the Business Combination Agreement, the GLAAM Founders, New PubCo, Exchange Sub, JGGC and GLAAM entered into the GLAAM Founder Earnout Letter. Pursuant to the GLAAM Founder Earnout Letter, at the Closing, New PubCo shall issue or cause to be issued to the GLAAM Founders (in the aggregate), (i) 1,666,666.67 New PubCo Series I RSRs, (ii) 1,666,666.67 New PubCo Series II RSRs, and (iii) 1,666,666.67 New PubCo Series III RSRs, in each case upon the terms and subject to the conditions set forth in the GLAAM Founder Earnout Letter, and New PubCo shall reserve and allot the Earnout Shares for issuance upon settlement of such New PubCo Earnout RSRs if the VWAP of New PubCo Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00, respectively, in each case, for twenty (20) Trading Days within any thirty (30) consecutive Trading Day period occurring during the Earnout Period.

In the event that after the Closing and prior to the expiration of the Earnout Period, an Earnout Strategic Transaction (as defined in the GLAAM Founder Earnout Letter) is consummated and the per share value in connection with such Earnout Strategic Transaction is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00 per share, then the corresponding Earnout Shares underlying the New PubCo Series I RSRs, the New PubCo Series II RSRs, or the New PubCo Series III RSRs, as the case may be, together with any Earnout Shares not previously issued pursuant to the GLAAM Founder Earnout Letter will be issued or deemed to have been issued by New PubCo immediately prior to the consummation of such Earnout Strategic Transaction. The recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction.

If New PubCo shall, at any time or from time to time, after the date of the GLAAM Founder Earnout Letter effect a share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding New PubCo Ordinary Shares, the number of Earnout Shares issuable pursuant to the vesting of the New PubCo Earnout RSRs set forth in the GLAAM Founder Earnout Letter and the stock price targets included in the definition of each Triggering Event and each Earnout Strategic Transaction Vesting Event (as defined in the GLAAM Founder Earnout Letter), shall be equitably adjusted for such share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution.

Upon the expiration of the Earnout Period, if any Triggering Event or Earnout Strategic Transaction Vesting Event has not occurred, none of the related New PubCo Earnout RSRs shall vest, and all rights underlying any such New PubCo Earnout RSRs shall be forfeited and cancelled for no consideration.

Conditions to Complete the Business Combination (Page 169)

Conditions to Each Party’s Obligations

The obligations of the parties to the Business Combination to consummate, or cause to be consummated, the Transactions are each subject to the satisfaction of the following conditions:

•	at the Extraordinary General Meeting (including any adjournments thereof), the JGGC Shareholder Approval shall have been obtained;

•	at the GLAAM Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval shall have been obtained;

•

JGGC having at least $5,000,001 of net tangible assets after giving effect to the Transactions, including any JGGC shareholder redemptions and receipt of the net amount of proceeds actually contributed by investors pursuant to any Equity Financing Arrangement;

•

receipt of all necessary pre-Closing governmental authorizations, consents, clearances, waivers and approvals as contemplated by the Business Combination Agreement (or any applicable waiting period (and any extensions thereof) thereunder shall have expired or been terminated);

•

the absence of any law or order preventing, enjoining, restricting, making illegal or prohibiting the consummation of the Business Combination and other Transactions; provided that the governmental authority issuing such order has jurisdiction over the parties with respect to the Transactions;

•

the New PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq (or any other agreed upon public stock market or exchange in the U.S.), subject to official notice of issuance and the requirement to have a sufficient number of round lot holders;

•	the effectiveness of the Form F-4 and the absence of any issued or pending stop order or proceeding (or threatened proceeding) seeking a stop order by the SEC; and

•

the effectiveness of the Korean Registration Statement (as defined in the Business Combination Agreement) and the absence of any issued or pending stop order or proceeding (or threatened proceeding) seeking a stop order by the Financial Services Commission of Korea.

Other Conditions to the Obligations of JGGC

The obligations of JGGC and the Exchange Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions:

•

the Fundamental Representations (as defined in the Business Combination Agreement) of GLAAM and New PubCo, to the extent not qualified as to materiality or “Company Material Adverse Effect,” shall be true and correct in all material respects, and, to the extent so qualified, shall be true in all respects on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date);

•

all other representations and warranties of GLAAM and New PubCo contained in the Business Combination Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) where any failures of such representations and warranties of GLAAM and New PubCo to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a “Company Material Adverse Effect”;

•

each of the agreements and covenants of GLAAM and New PubCo to be performed or complied with as of or prior to the Merger shall have been performed or complied in all material respects, except as set forth in the Business Combination Agreement;

•	absence of a “Company Material Adverse Effect” following the execution of the Business Combination Agreement that exists as of the Closing Date;

•	GLAAM having delivered a certification, certifying that the above conditions have been satisfied;

•	GLAAM having delivered to Exchange Sub the Share Swap Agreement, duly executed by GLAAM;

•

GLAAM having delivered to JGGC a spreadsheet in the form reasonably agreed to by GLAAM and JGGC prepared by GLAAM in good faith that includes all calculation and information necessary to effect the conversions and make the distributions of New PubCo Ordinary Shares at the effective time of the Merger with details containing GLAAM’s calculation of the Aggregate Share Swap Consideration, the Company Exchange Ratio, and the number of Company Founder Warrants required to be issued pursuant to the Business Combination Agreement (the “Closing Payments Schedule”); and

•	GLAAM having delivered to JGGC the Registration Rights Agreement, duly executed by New PubCo and certain GLAAM Shareholders.

Other Conditions to the Obligations of GLAAM, New PubCo and Exchange Sub

The obligations of GLAAM and New PubCo to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions:

•

the Fundamental Representations of JGGC and Exchange Sub contained in the Business Combination Agreement, to the extent not qualified as to materiality or “SPAC Material Adverse Effect,” shall be true and correct in all material respects and, to the extent so qualified, shall be true in all respects, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date);

•

all other representations and warranties of JGGC and Exchange Sub set forth in the Business Combination Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where any failures of such representations and warranties of JGGC and Exchange Sub to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a “SPAC Material Adverse Effect”;

•	each of the covenants and agreements of JGGC and Exchange Sub to be performed or complied with as of or prior to the Merger shall have been performed in all material respects;

•	absence of a “SPAC Material Adverse Effect” following the execution of the Business Combination Agreement that exists as of the Closing Date;

•	JGGC having delivered a certification, certifying that the above conditions have been satisfied;

•	JGGC having delivered to GLAAM the Registration Rights Agreement, duly executed by the Sponsor; and

•	Exchange Sub having delivered to GLAAM the Share Swap Agreement, duly executed by Exchange Sub.

Termination of the Business Combination Agreement (Page 171)

The Business Combination Agreement may be terminated and the Transactions abandoned prior to Closing under the following circumstances:

•	by mutual written agreement of GLAAM and JGGC at any time;

•

by GLAAM or JGGC, if the Closing shall not have occurred by the Outside Date, provided that such right shall not be available to the party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside date and such action or failure to act constitutes a breach of the Business Combination Agreement;

•

by GLAAM or JGGC if any governmental authority shall have enacted, issued, promulgated, enforced or entered any Order (as defined in the Business Combination Agreement) or taken any other action, which has become final and nonappealable and has the effect of permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions;

•

by JGGC if there is any breach of any representation, warranty, covenant or agreement on the part of GLAAM or New PubCo set forth in the Business Combination Agreement, such that the conditions to obligations of JGGC at Closing would not be satisfied as of the time of such breach (subject to a written notice and 30-day cure right as set forth in the Business Combination Agreement if such breach is curable by GLAAM or New PubCo, as applicable, prior to the Closing);

•

by GLAAM if there is any breach of any representation, warranty, covenant or agreement on the part of JGGC or Exchange Sub set forth in the Business Combination Agreement, such that the conditions to obligations of GLAAM and New PubCo at Closing would not be satisfied as of the time of such breach (subject to a written notice and 30-day cure right as set forth in the Business Combination Agreement if such breach is curable by JGGC or Exchange Sub, as applicable, prior to the Closing);

•	by JGGC or GLAAM if at the GLAAM Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval is not obtained; and

•	by JGGC or GLAAM if at the Extraordinary General Meeting (including any adjournments thereof), the JGGC Shareholder Approval is not obtained.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement shall be of no further force or effect, except certain provisions required under the Business Combination Agreement and the Confidentiality Agreement (as defined in the Business Combination Agreement) shall survive any termination the Business Combination Agreement.

Certain Agreements Related to the Business Combination (Page 173)

GLAAM Support Agreement

In connection with the execution of the Business Combination Agreement, certain GLAAM Shareholders, JGGC, New PubCo and GLAAM entered into the GLAAM Support Agreement pursuant to which, among other things, such GLAAM Shareholders have agreed to (i) vote their respective GLAAM Common Shares in favor of the approval and adoption of the Business Combination Agreement and the Transactions, (ii) certain transfer restrictions with respect to such GLAAM Common Shares and (iii) waive any appraisal rights (including under the Korean Commercial Code) with respect to the Transactions. Pursuant to the GLAAM Support Agreement, any GLAAM Shareholder party thereto may not transfer its GLAAM Common Shares unless the applicable transferee enters into a written agreement in form and substance reasonably satisfactory to JGGC and GLAAM (to which both JGGC and GLAAM shall be parties) agreeing to be bound by the applicable provisions of the GLAAM Support Agreement prior to or concurrently with the occurrence of such transfer.

GLAAM Founder Earnout Letter

In connection with the execution of the Business Combination Agreement, the GLAAM Founders, New PubCo, Exchange Sub, JGGC and GLAAM entered into the GLAAM Founder Earnout Letter. Pursuant to the GLAAM Founder Earnout Letter, at the Closing, New PubCo shall issue or cause to be issued to the GLAAM Founders the New PubCo Earnout RSRs, in each case upon the terms and subject to the conditions set forth in the GLAAM Founder Earnout Letter, and New PubCo shall reserve and allot the Earnout Shares for issuance upon settlement of such New PubCo Earnout RSRs if the VWAP of New PubCo Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00, respectively, in each case, for twenty (20) Trading Days within any thirty (30) consecutive Trading Day period occurring during the Earnout Period.

In the event that after the Closing and prior to the expiration of the Earnout Period, an Earnout Strategic Transaction (as defined in the GLAAM Founder Earnout Letter) is consummated where the per share value in connection with such Earnout Strategic Transaction is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00 per share, then the corresponding Earnout Shares underlying the New PubCo Series I RSRs, the New PubCo Series II RSRs, or the New PubCo Series III RSRs, as the case may be, together with any Earnout Shares not previously issued pursuant to the GLAAM Founder Earnout Letter will be issued or deemed to have been issued by New PubCo immediately prior to the consummation of such transaction. The recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction.

If New PubCo shall, at any time or from time to time, after the date of the GLAAM Founder Earnout Letter effect a share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding New PubCo Ordinary Shares, the number of Earnout Shares issuable pursuant to the vesting of the New PubCo Earnout RSRs set forth in the GLAAM Founder Earnout Letter and the stock price targets included in the definition of each Triggering Event and each Earnout Strategic Transaction Vesting Event, shall be equitably adjusted for such share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution.

Upon the expiration of the Earnout Period, if any Triggering Event or Earnout Strategic Transaction Vesting Event has not occurred, none of the related New PubCo Earnout RSRs shall vest, and all rights underlying any such New PubCo Earnout RSRs shall be forfeited and cancelled for no consideration.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, New PubCo, JGGC, GLAAM, and the Sponsor entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, (i) certain restrictions on transfer relating to its JGGC Ordinary Shares prior to the Closing as set forth therein, (ii) not redeem any of its JGGC Ordinary Shares in connection with the vote to approve the Transactions or any proposal to extend the date by which JGGC must complete an initial business combination, (iii) vote in favor of the Merger and the other Transactions and against any alternative transaction, (iv) waive certain anti-dilution provisions contained in the Existing Governing Documents in connection with the Merger and (v) subject 1,916,667 New PubCo Ordinary Shares received by the Sponsor at Closing to vesting (or forfeiture if such shares have not vested prior to the expiration of the Specified Period) upon the later of (A) the date that is one hundred eighty (180) days after the Closing and (B) the VWAP for New PubCo Ordinary Shares being at least $12.50 for 20 Trading Days within any 30-day consecutive Trading Day period during the Specified Period.

Registration Rights Agreement

At the Closing, New PubCo, the Sponsor and certain GLAAM Shareholders (collectively, the “RRA Parties”) will enter into the Registration Rights Agreement in the form attached to the Business Combination

Agreement as Exhibit A, pursuant to which, among other things, the RRA Parties will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective New PubCo Ordinary Shares. The Registration Rights Agreement will, effective as of the Closing, amend and restate the current registration rights agreement, dated February 10, 2022, by and among JGGC, the Sponsor and other holders of JGGC Securities party thereto and will require New PubCo to, among other things, file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after the Closing. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. New PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

In addition, pursuant to the Registration Rights Agreement, and subject to certain customary exceptions, each RRA Party shall agree that, during the period beginning on the date of Closing and ending on the 180th day thereafter, such RRA Party will not, directly or indirectly: (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

Assignment, Assumption and Amendment Agreement

Immediately prior to the effective time of the Merger, New PubCo, JGGC and the warrant agent for the JGGC Warrants will enter into the Assignment, Assumption and Amendment Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex J, pursuant to which JGGC will assign to New PubCo at the effective time of the Merger all of its rights, interests, and obligations in and under the warrant agreement, dated as of February 10, 2022, between JGGC and the Continental Stock Transfer & Trust Company, which shall amend the warrant agreement to change all references to Warrants (as such term is defined therein) to New PubCo Warrants and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to New PubCo Ordinary Shares and which causes each outstanding New PubCo Warrant to represent the right to receive, from the effective time of the Merger, one whole New PubCo Ordinary Share.

Ownership of, and Voting Rights in, New PubCo Following the Business Combination (Page 157)

As discussed further in the Proposed Governing Documents, each holder of New PubCo Ordinary Shares will be entitled to one (1) vote for each New PubCo Ordinary Share held of record by such holder on all matters subject to a vote of the New PubCo shareholders.

The following table illustrates the varying voting power in New PubCo immediately following the consummation of the Business Combination based on the varying levels of redemptions of Public Shares by Public Shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the New PubCo Warrants).

	Voting Power in New PubCo(1)
	No Redemption Scenario(2)	Interim Redemption Scenario(3)	Maximum Redemption Scenario(4)
	Percentage of Voting Rights of Outstanding New PubCo Ordinary Shares
JGGC Public Shareholders	47.9%	29.9%	—
JGGC Initial Shareholders	12.0%	20.0%	23.0%
JGGC Rights Holders	4.0%	5.0%	7.7%
GLAAM Founders	1.3%	1.7%	2.6%
Other GLAAM Shareholders	34.8%	43.4%	66.8%

Total	100.0%	100.0%	100.0%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

The following table illustrates the varying levels of equity interest and voting power in New PubCo Ordinary Shares as a result of the exercise of New PubCo Warrants immediately following the consummation of the Business Combination based on the varying levels of redemptions of Public Shares by Public Shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any dilution source other than the exercise of New PubCo Warrants).

Equity Interest and Voting Power in New PubCo After Exercise of New PubCo Warrants(1)
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
Shareholders	Equity Interest	Voting Power	Equity Interest	Voting Power	Equity Interest	Voting Power
JGGC Public Shareholders	[●]	[●]	[●]	[●]	—	—
JGGC Initial Shareholders	[●]	[●]	[●]	[●]	[●]	[●]
JGGC Rights Holders	[●]	[●]	[●]	[●]	[●]	[●]
GLAAM Founders	[●]	[●]	[●]	[●]	[●]	[●]
Other GLAAM Shareholders	[●]	[●]	[●]	[●]	[●]	[●]

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

The foregoing tables are provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the ownership and voting power percentages set forth above will be different. For more information about the consideration to be received in the Business Combinations, the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination—Consideration to be Received in the Business Combination.” In addition, the share numbers above do not take into account sources of dilution other than the New PubCo Warrants that will be outstanding upon consummation of the Business Combination or dilution from any awards that are issued under the New PubCo Equity Plan following the consummation of the Business Combination.

Redemption Rights (Page 124)

Pursuant to the Existing Governing Documents, we are providing our shareholders with the opportunity to have their Public Shares redeemed at the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of an initial business combination, including interest earned on the Trust Account and not previously released to JGGC to pay its tax obligations, divided by the number of then outstanding JGGC Class A Ordinary Shares included as part of the JGGC Units sold in the IPO, subject to the limitations described in this proxy statement/prospectus. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of [●], 2023 of $[●], the estimated per share redemption price would have been approximately $[●]. Public Shareholders may elect to redeem their Public Shares even if they vote for the Business Combination Proposal and the other proposals. The Existing Governing Documents provide that a Public Shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any JGGC Class A Ordinary Shares, will be restricted from exercising this redemption rights in an amount of shares exceeding 15% of the Public Shares in the aggregate without our prior consent. There will be no redemption rights with respect to the JGGC Warrants.

The Sponsor, New PubCo, GLAAM and JGGC’s officers and directors have entered into the Sponsor Support Agreement with us pursuant to which the Sponsor Parties have agreed to, among other things, waive their redemption rights with respect to their Founder Shares and any Public Shares they may have acquired after the IPO in connection with consummation of the Business Combination. Permitted transferees of our Sponsor will be subject to the same obligations.

Each redemption of Public Shares by Public Shareholders will decrease the amount in our Trust Account, which held [$●] as of [●, 2023]. In no event will JGGC redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, after giving effect to the Transactions, including any JGGC share redemptions. In order to exercise your redemption rights, you must:

•

if you hold your Public Shares through JGGC Units, elect to separate your JGGC Units into the underlying Public Shares, JGGC Rights and JGGC Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•

prior to 5:00 p.m., 2023, Eastern Time, on (two business days before the scheduled date of the Extraordinary General Meeting), tender your shares electronically and submit a request in writing that we redeem your Public Shares for cash to Continental, the Transfer Agent, to the attention of [●] or by email at [●]; and

•

deliver your Public Shares (and share certificates (if any) along with any other redemption forms) electronically through DTC to the Transfer Agent at least two business days before the scheduled date of the Extraordinary General Meeting. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

We will pay the redemption price to our shareholders who properly exercise their redemption rights promptly following the Closing. The Closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the Extraordinary General Meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares. You may make such request by contacting the Transfer Agent at the email or address listed above.

Description of New PubCo Securities (Page 294)

New PubCo is a Cayman Islands exempted company with limited liability. Its corporate affairs are governed, by the Proposed Governing Documents, the Companies Act and by the common law of the Cayman Islands.

Upon consummation of the Business Combination, the authorized share capital of New PubCo will be $[●] divided into [●] shares of par value of $[●] which [●] shall be designated as New PubCo Ordinary Shares. As of the date of this proxy statement/prospectus, there was [●] New PubCo Ordinary Share[s] issued and outstanding. See “Description of New PubCo Securities—Authorized Capitalization.”

New PubCo Management Following the Business Combination (Page 285)

The Business Combination Agreement provides that, immediately following the Closing, the New Pubco Board will consist of seven directors. New PubCo’s officers are elected by, and serve at the discretion of, the New PubCo Board. See “New PubCo Management Following the Business Combination—Management and Board of Directors.”

Accounting Treatment (Page 5)

Pursuant to the terms of the Business Combination Agreement, upon consummation of the Business Combination, the shareholders of New PubCo shall comprise the former shareholders of GLAAM and JGGC

(including the holders of the Public Shares which are currently publicly traded). Upon consummation of the Business Combination, assuming that no Public Shares are redeemed in connection with the Business Combination and reflecting the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination,” (i) the Sponsor together with JGGC’s other initial shareholders are expected to own approximately [●]% of New PubCo, (ii) Public Shareholders are expected to own approximately [●]% of the outstanding share capital of New PubCo, and (iii) the GLAAM Shareholders that become shareholders of New PubCo are expected to own approximately [●]% of the outstanding share capital of New.

Appraisal or Dissenters’ Rights (Page 126)

No appraisal or dissenters’ rights are available to holders of JGGC Class A Ordinary Shares or JGGC Warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.

The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after the merger is authorized (such period being the period in which dissenter’s rights would otherwise be exercisable). It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available. However, pursuant to the terms of the Business Combination Agreement, JGGC and GLAAM may defer the Closing Date by agreement in writing, including if a JGGC Shareholder validly exercises their dissenters’ rights under the Companies Act. Such deferral, if agreed between JGGC and GLAAM, may result in the consummation of the Merger not occurring until after the expiry of the specified period, thereby allowing the exemption in section 239(1) of the Companies Act to be relied upon.

Regardless of whether dissenters’ rights are or are not available, Public Shareholders can exercise the rights of redemption described herein. The JGGC board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Extracts of relevant sections of the Companies Act follow:

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognised stock exchange or recognised interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except—(a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognised interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Status as Emerging Growth Company (Page 212)

JGGC is an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act.

New PubCo will, immediately after the consummation of the Business Combination, be an “emerging growth company” as defined in the JOBS Act. New PubCo will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the IPO, (b) in which New PubCo has total annual gross revenue of at least $1.07 billion or (c) in which New PubCo is deemed to be a large accelerated filer, which means the market value of New PubCo Shares held by non-affiliates exceeds $700 million as of the last business day of New PubCo’s prior second fiscal quarter, and (ii) the date on which New PubCo issued more than $1.0 billion in non-convertible debt during the prior three-year period. New PubCo may take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that New PubCo’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation. If some investors find New PubCo less attractive as a result, there may be a less active trading market for New PubCo Securities and the prices of New PubCo Securities may be more volatile.

Foreign Private Issuer

As a “foreign private issuer,” New PubCo will be subject to different U.S. securities laws than domestic U.S. issuers. The rules governing the information that New PubCo must disclose differ from those governing U.S. companies pursuant to the Exchange Act. New PubCo will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. As a “foreign private issuer,” New PubCo is permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. New PubCo may rely on the exemptions available to foreign private issuers listed in the section entitled “New PubCo Management Following the Business Combination—Corporate Governance Practices.”

In addition, as a “foreign private issuer,” New PubCo’s officers and directors and holders of more than 10% of the issued and outstanding New PubCo Ordinary Shares will be exempt from the rules under the Exchange Act requiring insiders to report purchases and sales of ordinary shares as well as from Section 16 short swing profit reporting and liability.

Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination (Page 150)

The existence of financial and personal interests of one or more of our directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and our shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. When you consider the recommendation of the JGGC board of directors in favor of the Business Combination Proposal, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. These interests include, among other things, the interests listed below:

•	the fact that our initial shareholders hold 7,666,667 Founder Shares for which our Sponsor paid $25,000, which will convert on a one-for-one basis, into 7,666,667 New PubCo Ordinary Shares as of the Closing, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, and will be worthless if we do not consummate our initial business combination (as the Sponsor has waived liquidation rights with respect to such shares);

•

the fact that if our initial business combination is not consummated by August 10, 2023, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 12,450,000 JGGC Private Placement Warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $[●], as of [●] (based on $[●] per warrant, which was the closing price of the JGGC Warrants on Nasdaq on [●]);

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares sold in the IPO and the 7,466,667 New PubCo Ordinary Shares that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Ordinary Shares trade below the price initially paid for the Public Shares in the IPO and the Public Shareholders experience a negative rate of return following the consummation of the Business Combination;

•

the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to their Founder Shares and any Public Shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if JGGC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 10, 2023, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than JGGC’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under JGGC’s indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•

the fact that, unless an initial business combination is completed, JGGC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $[●] through to consummation of the Business Combination) from funds outside of the Trust Account, which funds are limited;

•

the fact that one or more of our directors or officers are expected to be appointed as a director or officer of New PubCo (See “New PubCo Management Following the Business Combination—Management and Board of Directors.”); and

•	the continued indemnification of current directors and officers of JGGC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Closing Date.

The JGGC Board of Directors’ Reasons for Approval of the Business Combination (Page 136)

JGGC’s board considered a range of factors. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, JGGC’s board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. JGGC’s board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual JGGC directors may have given different weight to different factors. This explanation of JGGC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, JGGC’s board reviewed various industry and financial date, including, but not limited to, GLAAM’s existing business model, historical and projected financials, and the results of JGGC’s advisors’ due diligence reviews of GLAAM, which were prepared under the direction of JGGC’s management and following discussions with their advisors, and which included:

•	extensive meetings and calls with Cohen & Co, Oberon and GLAAM’s management to understand and analyze GLAAM’s business and to understand GLAAM’s final financial model and forecasts;

•	visits to GLAAM facilities and product installation sites by JGGC management and a JGGC director;

•	research on the digital out-of-home (“DOOH”) media industry in which GLAAM operates;

•

consultation with industry experts regarding competitive landscape, industry outlook, company reputation, business model, product characteristics, potential customer demand, regulatory environment and commercial track records;

•	consultation with JGGC’s legal, financial and technical advisors;

•	financial and market information prepared by GLAAM’s financial advisor;

•	review of GLAAM’s material contracts and financial, tax, legal, accounting, environmental, and intellectual property due diligence;

•	review of GLAAM’s historical audited and unaudited financial statements;

•	research on comparable public companies;

•	research on comparable transactions; and

•	reviews of certain projections provided by GLAAM.

In approving the Business Combination, JGGC’s board obtained a fairness opinion as to whether the Business Combination is fair to JGGC’s public shareholders. See “Fairness Opinion of Houlihan Capital.” In addition, JGGC’s management also considered a comparable company analysis to assess the potential value that the public markets would likely ascribe to GLAAM, and this analysis was presented to JGGC’s board. These companies were selected by JGGC’s management and Cohen & Co as publicly traded companies having businesses that were considered, in certain respects, to be similar to the combined company’s business.

JGGC’s management and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Cohen & Co and JGGC’s other advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

The JGGC board considered a number of factors, including, but not limited to, the following:

•

High Growth Global Industry: The DOOH media market has thrived in recent years. Based on third-party data and industry reports by PQ Media, a provider of industry analytics and market research, the global DOOH market reached an approximate value of $14.1 billion in 2020, and is expected to grow to $25.0 billion by 2025. The JGGC board believes that GLAAM has the necessary experience, technology, relationships and agreements and manufacturing infrastructure in place to capitalize on this growth in DOOH media;

•

Large Total Addressable Market (TAM) with Significant Growth Opportunity. JGGC’s management and the JGGC board considered GLAAM’s current and projected market opportunity, including the size and expected growth in DOOH media in Asia, Europe, the Middle East and North America relative to GLAAM’s current Korea-dominated business operation;

•

GLAAM’s Experienced, Proven and Motivated Management Team. JGGC’s management and the JGGC board believe that the complementary business, industry and investing experience of JGGC’s management, board members, the Sponsor and GLAAM’s management team will help to accelerate New PubCo’s growth. In addition, GLAAM has a strong management team with a successful track record of operating experience over the last 12 years, all of whom are expected to remain with New PubCo to seek to execute GLAAM’s strategic and growth goals;

•

Historical Financial Performance and Condition. The JGGC board also considered factors such as GLAAM’s history of profitability (interrupted by the COVID epidemic), financial outlook, financial plan and capital structure, as well as valuations and trading of similar publicly traded companies. The JGGC board believes that GLAAM has demonstrated an ability to generate profitable, self-funded growth given its track record and historical ability to iteratively improve performance in Korea;

•

Scaled Cost Structure with High Operating Leverage. The JGGC board believes that GLAAM benefits from significant economies of scale driven by significant excess manufacturing capacity available at GLAAM’s existing manufacturing facilities;

•

Market-Leading Technology. GLAAM possesses a self-developed proprietary building product technology. JGGC and one of its advisors performed a technical review of GLAAM’s architectural glass product and believe it can be scaled up to support ongoing sustained growth in customers located in Asia, Europe, North America, the Middle East and North America;

•

Favorable Due Diligence Reports. JGGC’s management, with the assistance of financial, legal and technical advisors, conducted extensive due diligence examinations of GLAAM and discussions with GLAAM’s management. In all cases, the conclusions reached were favorable;

•

Opinion of Houlihan Capital. The JGGC board took into account the opinion of Houlihan Capital as to whether the Business Combination is fair to JGGC’s unaffiliated shareholders from a financial point of view;

•

Other Alternatives. The JGGC board believes, after a thorough review of other business combination opportunities reasonably available to JGGC, that the proposed Business Combination represent the best available business combination opportunity for JGGC based upon the process utilized to evaluate and assess other potential combination targets, in light of the valuation of the other targets, the competitive nature of the processes for the other targets and how the potential targets fit with JGGC’s investment criteria and guidelines, in each case, relative to GLAAM; and

•

Terms of the Business Combination Agreement and Related Agreements. The JGGC board reviewed the financial and other terms of the Business Combination Agreement and ancillary agreements and determined that such terms and conditions are reasonable and were the product of arm’s length negotiations between JGGC and GLAAM.

In the course of its deliberations, the JGGC board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•

Macroeconomic and Geopolitical Risks. Economic downturns, geopolitical uncertainty, and market conditions beyond GLAAM’s control, including a reduction in economic activity, lingering economic effects of COVID-19, and the Russia-Ukraine conflict could adversely affect GLAAM’s business, financial condition, results of operations and prospects.

•

Business Risks. The risks, although not weighted and not presented in any order of significance, associated with successful implementation of GLAAM’s long-term business plan and strategy and GLAAM realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including but not limited to (i) GLAAM’s continued international expansion efforts; (ii) the availability of additional capital to fund GLAAM’s growth organically and through strategic acquisitions; (iii) GLAAM’s ability to maintain, protect and enhance the GLAAM brand; (iv) GLAAM’s ability to manage growth effectively, including its ability to recruit and train its sales, commercial and marketing, technology, and finance and administration teams and refine GLAAM’s operational, financial and risk management controls and reporting systems and procedures as it grows; and (v) factors outside of the parties’ control, such as climate risks, fluctuations in interest, inflation and exchange rates and the potential negative impact of logistics and suppliers disruptions from the COVID-19 pandemic and the Russia-Ukraine conflict.

•	Competition. GLAAM’s business is rapidly evolving and GLAAM competes against a variety of companies, including long-standing players in the DOOH industry.

•

Regulatory Risk. The realization of GLAAM’s business and financial projections depends on successful penetration of GLAAM in new jurisdictions by obtaining the necessary regulatory approvals and licenses in such jurisdictions. Any delays in obtaining or difficulty in maintaining such regulatory approvals and licenses may negatively affect GLAAM’s growth, including the growth of its customer base and number of installations, or delay its ability to recognize revenue from such jurisdictions.

•

Business Plan and Projections May Not be Achieved. The risk that GLAAM may not be able to execute on its business plan on time or at all, or realize the financial performance as set forth in the financial projections presented to JGGC’s management and board, and the risk that GLAAM may need to raise additional capital to achieve its business plan.

•

Limitations of Review. The fact that JGGC’s management, board and advisors reviewed only certain materials in connection with their due diligence review of GLAAM and may not have properly evaluated GLAAM’s business.

•

Liquidation. The risks and costs to JGGC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in JGGC being unable to effect a business combination within the completion window which would require JGGC to liquidate.

•

Shareholder Vote and Other Actions. The risk that JGGC Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing, including to vote down the Transaction Proposals at the Extraordinary General Meeting or redeem their JGGC Class A Ordinary Shares.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within JGGC’s control.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Exercise of Redemption Rights by Public Shareholders. The risk that some or all holders of public shares would exercise their redemption rights, thereby depleting the amount of cash available to New PubCo following the Closing.

•	Nasdaq Listing. The potential inability to list New PubCo’s securities on Nasdaq or maintain such listing following the Closing.

•

Interests of Certain Persons. JGGC’s officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of JGGC’s shareholders generally. For instance, the Sponsor, and the officers and directors of JGGC who have invested in the Sponsor entity, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to JGGC Shareholders. See “Risk Factors—Risks Related to JGGC and the Business Combination—Sponsor, executive officers and directors of JGGC have potential conflicts of interest in recommending that shareholders vote in favor of the Business Combination.”

•	Distraction to Operations. The risk that the potential diversion of GLAAM’s management and employee attention as a result of the Business Combination may adversely affect GLAAM’s operations.

•

Readiness to be a Public Company; Compliance Infrastructure. As GLAAM has not previously been a public company and the majority of its executives and employees are located outside the United States, GLAAM may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that GLAAM will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing. In addition, as GLAAM increases its sales activities and expands into the U.S. and other jurisdictions, its compliance infrastructure more generally may not be able to keep pace with the increased compliance risks presented by such growth.

•	Other Risks. Various other risk factors associated with GLAAM’s business, as described in the section titled “Risk Factors.”

After considering the foregoing potentially negative and potentially positive reasons, the JGGC board concluded, in its business judgment, that, overall, the potentially positive reasons relating to the Business Combination and the other related transactions outweighed the potentially negative reasons. The JGGC board recognized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing discussion.

The above discussion of the material factors considered by the JGGC board sets forth the principal factors it considered but is not intended to be exhaustive.

Fairness Opinion of Houlihan Capital

On March 1, 2023, Houlihan Capital delivered its written opinion to the JGGC board as to the fairness of the Business Combination, from a financial point of view, to JGGC’s unaffiliated shareholders.

Houlihan Capital’s opinion was directed to the JGGC board (in its capacity as such) and only addressed the fairness of the Business Combination, from a financial point of view, to JGGC’s unaffiliated shareholders and did not address any other aspect or implication of the Business Combination or any other arrangement, agreement or understanding. The summary of Houlihan Capital’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Houlihan Capital’s written opinion, which is attached as Annex I to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Capital in connection with the preparation of its opinion. However, neither Houlihan Capital’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the JGGC Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Business Combination or otherwise.

Quorum and Vote Required for Shareholder Proposals (Page 124)

A quorum of our shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if holders of one-third of the JGGC Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the New PubCo Equity Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

Recommendation of the JGGC Board (Page 175)

The JGGC board of directors believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interests of JGGC and its shareholders and unanimously recommends that its shareholders vote “FOR” each of the Transaction Proposals, in each case, if presented at the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of our directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and our shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. When you consider the recommendation of the JGGC board of directors in favor of the Business Combination Proposal, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder.

See the section entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” for a further discussion of these considerations.

Sources and Uses of Funds for the Business Combination

The following tables summarize the sources and uses for funding the Business Combination. Where actual amounts are not known or knowable, the figures below represent [●]’s good faith estimate of such amounts.

Sources	(in millions of dollars)
Existing cash held in Trust Account	[●]
Equity consideration to GLAAM Shareholders that become New PubCo Shareholders	[●]
Existing Sponsor equity at Closing	[●]
Total Sources	[●]

Uses
Equity consideration to GLAAM Shareholders that become New PubCo Shareholders	[●]
Existing Sponsor equity at Closing	[●]
Estimated JGGC Transaction Expenses and GLAAM Transaction Expenses	[●]
Remaining cash to balance sheet of New PubCo	[●]

Total Uses	[●]

Risk Factors (Page 63)

GLAAM’s business and an investment in New PubCo Ordinary Shares are subject to numerous risks and uncertainties. In evaluating the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the financial statements and Annexes attached hereto, and especially consider the factors discussed in the section entitled “Risk Factors.” Some of these risks include, but are not limited to:

•	The architectural media glass industry is a nascent industry; it may take a long time for GLAAM’s technology to penetrate its target markets.

•	GLAAM’s future growth and success is dependent upon the DOOH market and the construction industry’s willingness to adopt architectural media glass and specifically its G-Glass technology.

•	Failure to maintain the performance, reliability and quality standards required by GLAAM’s customers could have a materially negative impact on its financial condition and results of operation.

•	GLAAM’s business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, shipping or services.

•	A global economic downturn could result in reduced demand for GLAAM’s products and adversely affect its profitability.

•	GLAAM’s sales cycle for large projects is protracted, which makes its annual revenue and other financial metrics hard to predict.

•	Technological innovation by others could render GLAAM’s technology and the products produced using its process technologies obsolete or uneconomical.

•

GLAAM’s financial projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, its actual revenues, market share, expenses and profitability may differ materially from expectations.

•

GLAAM’s success depends upon its ability to develop new products and services and enhance existing products and services through product development initiatives and technological advances; any failure to make such improvements could harm its future business and prospects.

•

GLAAM’s government sector sales, which comprise a significant portion of its sales, may be negatively affected by presidential and congressional elections, policy changes, government land development plan changes and other local political events.

•	The IT, vertical real estate and large format wallscape sectors are regulated and any new or modified regulatory restrictions could negatively affect GLAAM’s sales and results of operations.

•	Changes in building codes could lower the demand for GLAAM’s G-Glass technology.

•	GLAAM sometimes manages the installation of its products, which subjects it to risks and costs that may impact its profit margin.

•	GLAAM sometimes relies on third-party contractors for the installation of its products, which subjects it to risks and costs that are out of its control.

•	GLAAM is subject to labor, health, construction/building and safety regulations, and may be exposed to liabilities and potential costs for lack of compliance.

•	Equipment failures, delays in deliveries and catastrophic loss at GLAAM’s manufacturing facilities could lead to production curtailments or shutdowns that prevent it from producing its products.

•	GLAAM may be adversely affected by disruptions to its manufacturing facilities or disruptions to its customer, supplier or employee base.

•	GLAAM operates with a modest inventory, which may make it difficult for it to efficiently allocate capacity on a timely basis in response to changes in demand.

•

GLAAM’s business involves complex manufacturing processes that may cause personal injury or property damage, subjecting it to liabilities and possible losses or other disruptions of its operations in the future, which may not be covered by insurance.

•	Failure to protect GLAAM’s intellectual property rights could impair its competitiveness and harm its business and future prospects.

•

Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect GLAAM’s business, results of operations or financial condition.

•	GLAAM continues to face significant risks associated with its international expansion strategy.

•	GLAAM’s results of operations are subject to exchange rate fluctuations, which may affect its costs and revenues.

•	GLAAM is subject to the risks of operations in the United Kingdom, China, Japan, Hong Kong and the United States.

•	JGGC will incur significant transaction costs in connection with the Business Combination.

•	The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what New PubCo’s actual financial position or results will be.

The consummation of the Business Combination is subject to a number of conditions and if those conditions are not satisfied or waived, the Business Combination may be terminated in accordance with its terms and the Business Combination may not be completed.

SELECTED HISTORICAL FINANCIAL INFORMATION OF JGGC

The following table sets forth selected historical financial information derived from JGGC’s audited financial statements included elsewhere in this proxy statement/prospectus as of and for the year ended December 31, 2022 and as of and for the period from March 31, 2021 (inception) to December 31, 2021. You should read the following selected financial information in conjunction with the section entitled “JGGC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and JGGC’s financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of JGGC.

As of December 31, 2022, JGGC had neither engaged in any significant business operations nor generated any revenues. All activity for the period from inception through December 31, 2022, is related to organizational activities, execution of the IPO, identifying a target for a business combination and activities pursuant to the Business Combination Agreement. JGGC does not expect to generate any operating revenues until after consummation of the Business Combination or another initial business combination.

Statement of Operations Data:

	For The Year Ended December 31, 2022		For The Period From March 31, 2021 (Inception) Through December 31, 2021
Formation costs	$	[●]	$33,333
General and administrative expenses		[●]	6,621
Loss from operations		[●]	(39,954)
Change in fair value of derivative warrant liabilities		[●]	—
Gain on marketable securities (net), dividends and interest, held in Trust Account		[●]	—
Transaction costs allocation to derivative warrant liabilities		[●]	—

Net income (loss)	$	[●]	$(39,954)

Weighted average shares outstanding of Class A ordinary shares subject to possible redemption, basic and diluted		[●]	—

Basic and diluted net income (loss) per share, Class A subject to possible redemption	$	[●]	$—

Weighted average shares outstanding of JGGC Class B non-redeemable ordinary shares, basic and diluted		[●]	6,666,667

Basic and diluted net income (loss) per share, Class B non-redeemable ordinary shares	$	[●]	$(0.01)

Balance Sheet Data:

	As of December 31,
	2022		2021
Total Current Assets	$	[●]	$36,710
Total Assets		[●]	432,756
Total Current Liabilities		[●]	447,710
Total Liabilities		[●]	447,710
Class A ordinary shares subject to possible redemption		[●]	—
Total Shareholders’ Deficit		[●]	(14,954)

SELECTED HISTORICAL FINANCIAL INFORMATION OF GLAAM

The selected historical consolidated statement of operations and cash flow data of GLAAM for the years ended December 31, 2022 and 2021 and the historical consolidated balance sheet data as of December 31, 2022 and 2021 are derived from GLAAM’s audited consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus. GLAAM’s consolidated financial statements included elsewhere in this proxy statement/prospectus have been prepared in accordance with IFRS, as issued by the IASB. The following selected historical financial data is being provided to help you in your analysis of the financial aspects of the Business Combination. You should read this information in conjunction with the rest of this proxy statement/prospectus, including the sections entitled “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and GLAAM’s consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

The selected financial information presented in this proxy statement/prospectus is not necessarily indicative of GLAAM’s future operating results.

	For the Year Ended December 31,
	2022	2021
	(in U.S.$ unless otherwise indicated)
Consolidated Statement of Profit and Loss and Comprehensive Income:
Revenue	[●]	9,415,119
Cost of sales	[●]	10,535,322
Gross loss	[●]	(1,120,203)
Selling and administrative expenses	[●]	26,363,795

Operating loss	[●]	(27,483,998)
Finance income	[●]	4,116,259
Finance costs	[●]	1,996,436
Other income	[●]	589,255
Other expenses	[●]	39,211,769

Loss before tax	[●]	(63,986,689)
Corporate income tax benefit	[●]	(3,599,507)

Net loss for the year	[●]	(60,387,182)

Owners of the parent	[●]	(60,114,590)
Non-controlling interests	[●]	(272,592)
Other Comprehensive Income	[●]	3,356,068
Total Comprehensive Loss	[●]	(57,031,114)
Owners of the parent	[●]	(56,758,522)
Non-controlling interests	[●]	(272,592)
Earnings per share
Basic earnings per share (loss)	[●]	(4.09)
Diluted earnings per share (loss)	[●]	(3.87)
Net cash flows provided (used in):
Operating activities	[●]	(4,988,746)
Investing activities	[●]	5,197,323
Financing activities	[●]	(125,115)
Effects of changes in foreign exchange rates	[●]	(18,934)

Increase (decrease) in cash and cash equivalents	[●]	64,529

	As of December 31,
	2022	2021
	(in U.S.$)
Consolidated Statement of Financial Position:
Total assets	[●]	50,259,469
Total liabilities	[●]	62,524,012
Total equity	[●]	(12,264,543)

Total liabilities and equity	[●]	50,259,469

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the transactions described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as [●], in accordance with [IFRS / GAAP]. Under this method of accounting, [●] will be treated as the “acquired” company for financial reporting purposes.

The summary unaudited pro forma condensed combined balance sheet data as [●] gives pro forma effect to the transactions as if they had occurred on [●]. The summary unaudited pro forma condensed combined statement of operations data for the [●] months ended [●] and the twelve months ended [●] gives pro forma effect to the transactions as if they had been consummated on [●].

The summary pro forma data have been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of the combined company appearing elsewhere in this proxy statement/prospectus and the accompanying notes. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of GLAAM and related notes and the historical financial statements of JGGC and related notes included in this proxy statement/prospectus. The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of the combined company.

The summary unaudited pro forma condensed combined financial information has been prepared assuming three redemption scenarios after giving effect to the Transactions, as follows:

•	the No Redemption Scenario assumes that no Public Shares are redeemed in connection with the Business Combination;

•

the Interim Redemption Scenario assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing); and

•

the Maximum Redemption Scenario assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing).

For more information about the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination.”

If the actual facts are different than these assumptions, including as to the amount of JGGC’s cash and net debt, then the maximum number of redemptions and the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different.

RISK FACTORS

You should carefully consider the risks described below and the other information contained in this proxy statement/prospectus, including the financial statements and notes to the financial statements included herein, in evaluating the Business Combination and the proposals described herein. These risk factors are not exhaustive and investors are encouraged to perform their own investigation with respect to the business, cash flows, financial condition and results of operations of GLAAM. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have a material adverse effect on the business, cash flows, financial condition and results of operations of New PubCo following the Business Combination. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of JGGC and GLAAM.

Unless the context otherwise requires, all references in this section to “we,” “us” or “our” refer to the businesses of GLAAM, collectively, prior to the consummation of the Business Combination, or to the businesses of New PubCo, collectively, following the consummation of the Business Combination as applicable.

Risks Related to Our Industry and Company

The architectural media glass industry is a nascent industry; it may take a long time for our technology to penetrate our target markets.

Due to the competitive third generation display technological landscape, the extensive requisite building material certifications, the need for large scale manufacturing facilities and other significant barriers to entry, there is an extremely limited number of industry players in the architectural media glass space. As a result, it is difficult to estimate the market size of the fourth generation media glass sector. Despite its use in a variety of industries, such as hardware / equipment, software, media content and design, architectural media glass is mainly used for building exteriors and digital-out-of-home (“DOOH”) advertising, giving it limited uses in a somewhat limited market. Since the commercial trends of the architectural media glass industry are still uncertain in this relatively nascent industry, we cannot assure you the future growth of our architectural media glass business.

In addition, it is difficult to quantify the relationships between the architectural media glass market and the real estate, construction and DOOH advertising industries, as well as the impact they have on each other. Our uncertainty of GLAAM’s position in the industry’s cycle (i.e., whether we are in a phase of an economic boom or recession) leads to uncertainty around the future growth of our industry. As a result, we cannot provide any assurance that our G-Glass technology will be widely adopted or that it will penetrate any or all of our target markets in the near term, which may adversely affect our profitability.

Our future growth and success are dependent upon the DOOH market and the construction industry’s willingness to adopt architectural media glass and specifically our G-Glass technology.

Our growth is highly dependent upon the adoption of architectural media glass by the construction industry and the DOOH media market. Although we anticipate growing demand for our products, there is no guarantee of such future demand, or that our products will remain competitive in the market.

Many of our potential customers in the construction industry are heavily invested in conventional building materials and may be resistant to new technology or unfamiliar products and services, in part due to health and safety concerns. Any perception of health and safety concerns, whether or not valid, may indirectly inhibit market acceptance of our products and services. Although we continue to expand our sales by successfully completing over 460 projects across multiple continents, our ability to continue to penetrate the market remains uncertain, as there is no guarantee that we will gain widespread market acceptance.

If the market for architectural media glass in general and our products in particular does not develop as we expect, or develops more slowly than we expect, or if demand for our products decreases in its markets, our business, prospects, financial condition and operating results could be harmed. The market for our products could be affected by numerous factors, such as:

•	perceptions about G-Glass’ features, quality, safety, performance and cost;

•	competition, including from other types of display glass or traditional architectural glass;

•	the cost premium for G-Glass in contrast to traditional architectural glass;

•	government regulations and economic incentives;

•	reduced construction activity, including as a result of the short and long-term effect of the COVID-19 pandemic; and

•	concerns about our future viability.

Failure to maintain the performance, reliability and quality standards required by our customers could have a materially negative impact on our financial condition and results of operation.

If our products or services have performance, reliability or quality problems, or our products are improperly installed (for instance, with incompatible glazing materials), we may experience additional warranty and service expenses, reduced or canceled orders, diminished pricing power, higher manufacturing or installation costs or delays in the collection of accounts receivable. Additionally, performance, reliability or quality claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could negatively affect our financial results.

Our business and results have been and may be adversely affected by fluctuations in the cost or availability of raw materials, components, purchased finished goods, shipping or services.

Although certain of the raw materials we use to produce G-Glass, such as unique resin, IC semiconductor chips and LEDs, are manufactured through proprietary processes, we source all of our raw materials and components from a limited number of third-party providers on an as-needed basis. However, if the demand for our products rises and we scale up production, there may be other vendors who are willing to supply similar products. Volatility in certain commodities, such as oil, affecting all suppliers may result in additional price increases from time to time, regardless of the number and availability of suppliers. Our profitability and production could be negatively impacted by limitations inherent within the supply chains of certain of these component parts, including competitive, governmental, and legal limitations, natural disasters, and other events that could impact both supply and price.

Additionally, we are dependent on certain service providers for key operational functions, such as installation of finished goods. While there are a number of suppliers of these services, the cost to change service providers and set up new processes could be significant. Our ongoing efforts to improve the cost effectiveness, performance, quality, support, delivery and capacity of our products and services may reduce the number of suppliers we depend on, in turn increasing the risks associated with reliance on a single or a limited number of suppliers. Our results of operations would be adversely affected if we are unable to obtain adequate supplies of high-quality raw materials, components or finished goods in a timely manner or make alternative arrangements for such supplies in a timely manner.

The ongoing effects of the COVID-19 pandemic negatively impacted our business in 2020 and 2021 and continued to disrupt our supply chain for certain components during 2022, which resulted in increased prices for significant commodities, such as glass, semiconductors and aluminum as well as increased shipping and warehousing costs. If these supply chain disruptions and shortages persist in the future, they could affect our ability to procure components for our products on a timely basis, or at all, or could require us to provide longer lead times to secure critical components by entering into longer term supply agreements. Alternatively, supply chain disruptions and shortages may require us to rely on spot market purchases at higher costs to obtain certain materials or products. Future increases in our costs and/or continued disruptions in the supply chain could negatively impact our profitability, as there can be no assurance that future price increases will be successfully passed through to customers. See “—Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic.”

A global economic downturn could result in reduced demand for our products and adversely affect our profitability.

In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices and the general weakness of the global economy have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Global economic downturns in the past have adversely affected demand for our products and services by our customers in Korea and overseas.

The architectural media glass business is heavily influenced by the economic trends in the real estate, construction, and advertising industries, the governments’ spending abilities and the overall domestic and global economic fluctuations and economic growth trends. The uncertainty of the Biden administration’s policies and the U.S. Federal Reserve’s increase of the base interest rate may pose risks to economic recovery and growth. Additionally, the uncertainty arising out of the European Union’s political environment, including the United Kingdom’s exit from the European Union, and China’s current regulations to cool down its overheated real estate market may curtail investor confidence.

The overall prospects for the global economy remain uncertain, especially in light of the ongoing global pandemic of COVID-19, which has had and may continue to have a negative effect on the global economy. See “—Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic.” We cannot provide any assurance that demand for our products can be sustained at current levels in future periods or that the demand for our products will not decrease in the future due to such economic downturns, which may adversely affect our profitability. We may decide to adjust our production levels in the future subject to market demand for our products, the production outlook of the global architectural media glass industry, any significant disruptions in our supply chain and global economic conditions in general. Any decline in demand for architectural media glass products may adversely affect our business, results of operations and/or financial condition.

Our short-term profitability will be negatively impacted by our anticipated need to incur significant expenses in connection with the expansion of our staff and marketing efforts.

We plan to use the proceeds from the Business Combination to fund primarily marketing and sales personnel in our international jurisdictions in order to fuel growth. Until we are able to increase our sales as a result of such investment, our short-term profitability will be negatively impacted by the increased costs associated with such investment.

Our sales cycle for large projects is protracted, which makes our annual revenue and other financial metrics hard to predict.

For our Super Large Architectural Media (“SLAM”) installations, our sales cycles, which spans from initial commercial discussion to installation, is approximately four to five years on average, subject to a variety of factors including economic fluctuations and economic growth trends, supply chain disruptions and shortages, political climate changes and credit availability, all of which are out of our immediate control and which could cause delays at various stages of a SLAM installation.

The design and sales quotation phase of a SLAM project typically takes two to three years, followed by a two to three-year construction phase. We ship and install our architectural media glass at the very end of the construction phase. The points at which we recognize revenue can be highly variable and tend to be determined on a case-by-case basis as a combination of when the initial order is placed, when the products are shipped, and when the products are installed and handed over to the customer. Revenue may be recognized at predetermined milestones during the lifecycle of a SLAM project, such as the point of the initial order, the shipment and installation. The longer the sales cycle for a particular project, the more unpredictable our ability to recognize the full potential revenue from such project. Extended sales cycles, without offsetting revenue from smaller projects with shorter sales cycles, can create volatile revenue swings from period to period. For a more detailed explanation of GLAAM’s revenue recognition strategy see “Management’s Discussion and Analysis of Financial Condition and Results of Operation of GLAAM—Components of Results of Operations—Revenues.”

Our ability to realize revenues on our projects is subject to risks related to the financial health and condition of the real estate developers, and their suppliers or contractors, with whom we contract to supply our products. The financial distress or bankruptcy of such developers, and their suppliers and contractors, could result in our inability to realize revenues on contracted projects.

Our key customers include real estate developers and their suppliers and contractors. Because we depend on these customers for a significant portion of our revenue, if any of these real estate developers and their suppliers or contractors were to encounter financial difficulties affecting their ability to make payments, we may not be paid in full or at all on some contracted projects, which could adversely affect our operating results, financial position, and cash flows. Further, if any of our customers with whom we have billing or payment disputes seek bankruptcy protection, such dispute or bankruptcy will likely force us to incur additional costs in attorneys’ fees and fees for other professional consultants, which will negatively affect our revenue and profit.

Technological innovation by others could render our technology and the products produced using our process technologies obsolete or uneconomical.

Our success will depend on our ability to maintain a competitive position with respect to technological advances. Our technology and the products derived from our technology may be rendered obsolete or uneconomical by technological advances by others, more efficient and cost-effective products, or entirely different approaches developed by one or more of our competitors or other third parties. Though we plan to continue to expend significant resources to enhance our technology platform and processes, there are no assurances we will be able to keep pace with technological change.

Our financial projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, our actual revenues, market share, expenses and profitability may differ materially from expectations.

The financial projections included in this proxy statement/prospectus are based on our estimates and assumptions as of the date of this proxy statement/prospectus concerning various factors which are subject to significant risks and uncertainties, many of which are beyond our control, and therefore actual results may differ materially. These estimates and assumptions include, among others: estimates of the total addressable market for products; assumptions regarding our ability to identify and convert new customers; estimates of our ability to realize revenue on current projects; assumptions regarding our ability to scale production to meet current and future demand; and assumptions regarding research, product development, product timelines, operational execution and demand. These estimates and assumptions are subject to various factors beyond our control, including, for example, changes in industry demand, increased construction costs, changes in the regulatory environment, the impact of global health crises (including the COVID-19 pandemic), the imposition or heightening of sanctions or other economic or military measures in relation to the current Russia-Ukraine conflict, and changes in our executive team. Notably, our financial projections reflect assumptions regarding contracts that are currently under negotiation with, as well as indications of interest from, potential customers who may withdraw at any time. Accordingly, our future financial condition and results of operations may differ materially from our projections included in this proxy statement/prospectus. Except to the extent required by applicable law, neither we nor Jaguar have any duty to update the financial projections included in this proxy statement/prospectus. Our failure to achieve our projected results could harm the trading price of our securities and our financial position following the completion of the Business Combination.

Our success depends partly upon our ability to enhance existing products and services and to develop new products and services through product development initiatives and technological advances; any failure to make such improvements could harm our future business and prospects.

The Company has continuously enhanced and improved its existing products and developed new products and services. We are expending resources for the development of new products in all aspects of our business, including products that can reach a broader customer base. For example, we are working to diversify our customer base by offering smaller scale, mass market products such as bus shelter, bridge, showroom and handrail applications, which require less customization and allow us to generate revenue in a much shorter time frame than SLAM projects. We are also developing our “G-Store,” an e-platform where our customers can purchase various artworks and videos, and other media content, to be displayed on G-Glass. Our Korean team, dedicated to creating media content, has created an aggregate of over 500 artworks and videos since 2017. The successful development of our products and product enhancements are subject to numerous risks, both known and unknown, including unanticipated delays, access to significant capital, budget overruns, technical problems and other difficulties that could result in the abandonment or substantial change in the design, development and commercialization of these new products. The events could have a materially adverse impact on our results of operations.

Given the uncertainties inherent with product development and introduction, including lack of market acceptance, we cannot provide assurance that any of our product development efforts will be successful on a timely basis or within budget, if at all. Failure to develop new products and product enhancements on a timely basis or within budget could harm our business and prospects. In addition, we may not be able to achieve the technological advances necessary for us to remain competitive, which could have a materially negative impact on our financial condition.

If our efforts to attract prospective clients and advertisers and to retain existing clients and users of our services are not successful, our growth prospects and revenue will be adversely affected.

Our ability to grow our business, including our DOOH delivery capabilities, and generate revenue depends on retaining, expanding and monetizing our customer base. In particular, our future growth depends in large part on G-Glass installation, adoption of our services and advertising revenue and content monetization across our DOOH business. We have focused on both developing longer-term higher-value SLAM projects in an effort to accelerate our growth and profitability and advancing smaller scale mass-market products that we believe will provide greater earnings stability over time. As part of our effort to secure more SLAM projects, we are looking to introduce glass as a service (GaaS) globally, whereby we bear a portion of the maintenance and installation costs of each new G-Glass installation and license the use of the G-Glass to third parties in exchange for a portion of the media and advertising revenue derived from the installation.

However, familiarizing prospective customers with and convincing them of the value proposition of our products and services require significant time and resources. Many of our existing and prospective clients are large property owners, developers and government agencies, and we often struggle to gain access to their ultimate decision makers. Furthermore, our ability to attract new clients, retain existing clients, and convert users of our G-Glass to our value-added services depends in large part on our ability to continue to offer compelling curated content, leading technologies and products, superior functionality, and an engaging customer experience.

Continued downward pricing of third generation products could adversely affect fourth generation media glass pricing, which may affect our results of operations.

Although we are the only player in the fourth generation iteration of architectural media façades, the pricing of third-generation products still impacts our revenues in the DOOH advertising industry. The market for third-generation display-glass products is large and has attracted numerous new DOOH advertising and media companies. As some companies have sought to compete based on price, they have created pricing pressures on display glass, which we expect to continue in the future. If competitive forces drive down the prices we are able to charge for our products, our profit margins will shrink, which will adversely affect our ability to maintain our profitability and to invest in and grow our business.

Our revenue largely depends on continuing domestic and global demand for architectural media glass, large media displays, and associated digital content. Our sales may not grow at the rate we expect.

Currently, our total sales are derived principally from real estate developers, building owners, and to a lesser extent, from municipalities. Going forward, our diversification strategy includes targeting more sales to content, applications and digital-out-of-home (DOOH) advertising. As each of these product segments significantly contributes to our total sales, we will continue to be dependent on continuing demand for our architecture media glass, large media displays and associated digital content from each of the construction industry, the remodeling industry and the DOOH advertising industry for a substantial portion of our sales. Any downturn in any of those industries in which our customers operate would result in reduced demand for our products, which may in turn result in reduced revenue, lower average selling prices and/or reduced margins.

If new construction levels out and repair and remodeling markets decline, such market pressures could negatively affect our results of operations.

The architectural media glass industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets. In turn, these larger markets may be affected by adverse changes in economic conditions such as demographic trends, employment levels, interest rates, commodity prices, availability of credit and consumer confidence, as well as by changing needs and trends in the markets, such as shifts in customers’ preferences and architectural trends. Any future downturn or any other negative market pressures could negatively affect our results of operations in the future, as margins may decrease as a direct result of an overall decrease in demand for our products. Additionally, we may have idle manufacturing capacity which may have a negative effect on our cost structure.

If property developers, who make up our key customer base, face operational and financial challenges, they may change, delay or even cancel ongoing and planned projects. Since our architectural media glass products are installed at the very end of the construction process, at which point we would already have incurred significant costs, such changes, delays or cancellations will have a negative impact on our financial condition and results of operations.

Our government sector sales, which comprise a significant portion of our sales, may be negatively affected by presidential and congressional elections, policy changes, government land development plan changes and other local political events.

Our customers include national, provincial and local government entities. Political events such as pending presidential and congressional elections, the outcome of recent elections, changes in leadership among key executive decision makers, or revisions to government land development plans can affect our ability to secure new government contracts or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid on and/or shift spending priorities to programs in areas for which we do not provide services.

The IT, vertical real estate and large format wallscape sectors are regulated and any new or modified regulatory restrictions could negatively affect our sales and results of operations.

The IT, vertical real estate and large format wallscape sectors are subject to various laws, ordinances, rules and regulations concerning zoning, building design and safety, hurricane and floods, construction, and other similar matters. G-Glass has been tested and successfully obtained various certifications required for electric safety as well as construction materials in all of our key markets, including Korea Certification (KC), China Compulsory Certification (CCC), Conformité Européenne (CE) and UL certification. However, if we fail to maintain or renew these certifications, we are at risk of falling out of compliance with applicable laws, ordinances, rules and regulations, which will negatively affect our sales and results of operations. Further, increased regulatory restrictions could limit demand for our products and/or services, which could negatively affect our sales and results of operations. We may not be able to satisfy any future regulations, which consequently could have a negative effect on our sales and results of operations.

Changes in building codes could lower the demand for our G-Glass technology.

The market for G-Glass depends in large part on our ability to satisfy applicable state and local building codes. If the standards in such building codes are raised, we may not be able to meet such requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas, demand for our products may decrease. If we are unable to satisfy future regulations, including building code standards, it could negatively affect our sales and results of operations.

Certain jurisdictions have stricter regulations covering the types of products and services we offer, which may potentially deter us from entering or expanding within such jurisdictions in the future. For example, the Hong Kong government imposes stringent rules and requirements with respect to building codes and we may not invest additional resources to penetrate the Hong Kong market if the cost of overcoming the barriers outweighs perceived economic gains.

We sometimes manage the installation of our products, which subjects us to risks and costs that may impact our profit margin.

From time to time, we plan and manage the installation of our products at our customers’ venues. The installation process subjects us to risks that are out of our immediate control, including construction delays, unexpected modifications, work stoppages, extreme weather conditions and operational hazards. In addition, we rely on various contractors and subcontractors to carry out each step of the construction and installation process, including brick, façade, insulation, window pane and curtain glass installers, carpenters, electricians, painters and other contractors. Our reliance on third party contractors in combination with certain operational risks can result in delays, damages, replacements, repairs that may subject us to increased or unexpected costs and may affect our ability to complete installations in a timely manner.

Due to the number of contractors and workers on a construction site and the difficulty in identifying issues during the construction process, including delays in identifying latent leaks, intermittent electrical power or signal failures, or other issues, it is difficult to identify the root cause of certain issues that materialize during the installation process. This uncertainty may prevent us from assigning legal liability or requesting reimbursement from third party contractors, forcing us to fund any replacements or remedies necessary for the completion of the installation. As a result, our project profit margin may be negatively affected.

We sometimes rely on third-party contractors for the installation of our products, which subjects us to risks and costs that are out of our control.

We may rely on third party contractors for the installation of our products at our customers’ venues. Such installation work is subject to various hazards and risks, including extreme weather conditions, work stoppages and operational hazards. If we are delayed or unable to complete installations due to a third-party contractors’ failure to properly operate or if we experience significant changes in the cost of these services due to new or additional regulations, we may not be able to complete installations in a timely manner or make alternative arrangements for such installations in a timely manner. As installation costs represent a significant part of our cost structure, substantial increases in these costs would result in a material adverse effect on our revenues and costs of operations.

Additionally, the performance of such third-party contractors is outside of our control, as a result, failures or deficiencies in the installations of third-party contractors could have an adverse impact on our operating results.

We are subject to labor, health, construction/building and safety regulations, and may be exposed to liabilities and potential costs for lack of compliance.

We are subject to labor, health, construction/building and safety laws and regulations that govern, among other things, the relationship between us and our employees, and the health and safety of our employees. If an adverse final decision that we violated any labor or health and safety laws is issued, we may be exposed to penalties and sanctions, including the payment of fines. Our subsidiaries could also be subject to work stoppages or closure of operations.

We will incur increased costs and become subject to additional regulations and financial reporting obligations as a result of becoming a newly public company in Korea.

After the completion of the Business Combination, we may be subject to an obligation to submit a business report to relevant Korean governmental authorities on a quarterly basis as a corporation with a record of having conducted a public offering in Korea.

We rely on key researchers and engineers, senior management and production facility operators, and the loss of the services of any such personnel or the inability to attract and retain them may negatively affect our business.

Our success depends to an extent upon the continued service of our research and development and engineering personnel, as well as on our ability to continue to attract, retain and motivate qualified researchers and engineers, especially during periods of rapid growth. Our focus on rapid technological developments and advanced manufacturing processes has meant that we must aggressively recruit research and development personnel and engineers with expertise in cutting-edge technologies.

We also depend on the services of experienced key senior management, and if we lose their services, it would be difficult to find and integrate replacement personnel in a timely manner, if at all. We also employ highly skilled line operators at our various production facilities.

The loss of the services of a significant number of our key research and development and engineering personnel, senior management or skilled operators without adequate replacement, or the inability to attract new qualified personnel, may have an adverse effect on our operations.

Equipment failures, delays in deliveries and catastrophic loss at our manufacturing facilities could lead to production curtailments or shutdowns that prevent us from producing our products.

We have one operational state-of-the-art manufacturing facility located in Pyeongtaek, Korea, which currently fulfills the market demand for our products. Due to COVID-19 restrictions, our second manufacturing facility, located in Tianjin, China, is not presently operating, although we may resume manufacturing activities in China as and needed and to the extent possible in the future. Any interruption or significant disruption in production capabilities at our facilities stemming from equipment failures or other reasons could result in our inability to manufacture our products, which would reduce our sales and earnings for the affected period.

In addition, as a result of the highly customizable nature of our products, we generally begin the manufacturing process after receiving an order from a customer rather than relying on pre-existing inventory. If our manufacturing facilities experience any production stoppages, even if only temporarily, or any delays because of events that are beyond our control, delivery times could be severely affected. Any significant delay in deliveries to our customers could lead to increased product returns or cancellations and cause us to lose future sales. Our manufacturing facilities are also subject to the risk of loss due to unanticipated events such as fires, explosions, acts of terrorism or extreme weather conditions. Any plant shutdowns or periods of reduced production stemming from equipment failure, delays in deliveries or catastrophic loss, could have a material adverse effect on our results of operations or financial condition. Further, we may not have adequate insurance to compensate for all losses that result from any of these events. While we have not experienced equipment failures, delivery delays or catastrophic losses at any of our facilities to date, we cannot provide any assurance that no such event will occur in the future.

We may be adversely affected by disruptions to our manufacturing facilities or disruptions to our customer, supplier or employee base.

Any disruption to our two manufacturing facilities could damage a significant portion of our inventory and materially impair our ability to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to customers during the time that it takes for us to reopen or replace a damaged facility. In addition, if there are disruptions to our customer and supplier base or to our employees caused by weather-related events, acts of terrorism, pandemics, or any other cause, our business could be temporarily adversely affected by higher costs for materials, increased shipping and storage costs, increased labor costs, increased absentee rates and scheduling issues. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase costs.

We operate with a modest inventory, which may make it difficult for us to efficiently allocate capacity on a timely basis in response to changes in demand.

Our customers provide us with advance forecasts of their product requirements. However, due to the highly customizable nature of our components and large-scale products in particular, firm orders are not placed until negotiations on purchase prices and construction timelines are finalized and definitive orders are placed several months prior to delivery.

As a result, firm orders may be less than anticipated based on these prior forecasts. Although we typically operate with an inventory level estimated for several months, it may be difficult for us to adjust production costs or to allocate production capacity in a timely manner to compensate for any such modifications in order volumes. Our inability to respond quickly to changes in overall demand for architectural media glass as well as changes in product mix and specifications may result in lost revenue, which would adversely affect our results of operations.

We may experience losses on inventories.

The customizable nature of most of our projects makes it difficult for us to maintain usable stock of finished or semi-finished products. As a result, our inventory consists mostly of raw materials including, glass stocks, LEDs, aluminum extrusion, resins, adhesives, drivers, FPCBs and spacer tape, among other items. Our ability to fulfil orders in a timely manner regardless of their size is dependent on the maintenance of adequate reserves of raw materials in our inventory.

We manage our inventory based on our customers’ and our own forecasts and typically operate with an inventory level estimated for several months. Although adjustments are regularly made based on market conditions, we typically deliver our goods to the customers within several months after a firm order has been placed. While we maintain open channels of communication with our major customers to avoid unexpected decreases in firm orders or subsequent changes to placed orders, and try to minimize our inventory levels, such actions by our customers may have an adverse effect on our inventory management. Other factors affecting our inventory levels include the shelf life of our raw materials and the production capacity of our manufacturing facilities.

Any issues or delays in meeting our projected manufacturing costs and production capacity could adversely impact our business, prospects, operating results and financial condition.

Future events could result in issues or delays in further ramping our products and expanding production output at our existing and future operating lines. In order to achieve our volume and the anticipated ramp in production of our products, we must continue to sustain and ramp significant production at our two, existing production lines. We are not currently employing a full degree of automation in the manufacturing processes for our products. If we are unable to maintain production at our two facilities, ramp output additionally over time as needed, and do so cost-effectively, or if we are unable to attract, hire and retain a substantial number of highly skilled personnel, our ability to supply our products could be negatively impacted, which could negatively affect our brand and harm our business, prospects, financial condition and operating results.

Our failure to properly manage the distribution of our products and services could result in the loss of revenues and profits.

We utilize a direct sales force, as well as a network of distribution and integration partners, to market and sell our products and services. We are continually reviewing our go-to-market strategy to help ensure that we are reaching the most customers that we can and with the highest level of service. At times, this may require strategic changes to our sales organization or enlisting or dropping various distributors in certain regions, which could result in additional costs or operational challenges. Successfully managing the interaction of our direct and indirect sales channels to reach various potential customers for our products and services is a complex process. In addition, our reliance on indirect selling methods may reduce visibility to demand and pricing issues.

To support the expansion of our business internationally, we may decide to make changes to our operating structure in other countries when we believe these changes will make us more competitive by reaching additional customers, offering faster delivery, importation services, and/or local currency sales. These new operating models may require changes in legal structures, business systems, and business processes that may result in significant business disruption and negatively impact our customers’ experience, resulting in loss of sales. Furthermore, as we assume more responsibility for the importation of our products into other countries, we face higher compliance risk to adhering to local regulatory and trade requirements. Finally, the local stocking of our products in countries outside of our primary distribution centers may result in higher costs and increased risk of excess or obsolete inventory associated with maintaining the appropriate level and mix of stock in multiple inventory locations, resulting in lower gross margins.

Our go-to-market strategy has distinct risks and costs, and therefore, our failure to implement the most advantageous balance in the sales and operating model for our products and services could have a material adverse effect on our revenue and profitability.

Our business involves complex manufacturing processes that may cause personal injury or property damage, subjecting us to liabilities and possible losses or other disruptions of our operations in the future, which may not be covered by insurance.

Our business involves complex manufacturing processes. Some of these processes, such as various forms of durability testing, involve high pressures, temperatures and other hazards that present certain safety risks to workers employed at our manufacturing facilities. The potential exists for accidents involving death or serious injury. The potential liability resulting from any such accident to the extent not covered by insurance, could result in unexpected cash expenditures, thereby reducing the cash available to operate our business. Such an accident could disrupt operations at any of our facilities, which could adversely affect our ability to deliver products to our customers on a timely basis and to retain our current business.

Operating hazards inherent in our business, some of which may be outside of our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage. We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may not be adequate or available to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts accrue based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number of incidents not reported and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we might also be required to use working capital to satisfy these claims.

Our business relies on our patent rights which may be narrowed in scope or found to be invalid or otherwise unenforceable.

Our success will depend, to a significant extent, on our ability to obtain and enforce our patent rights both in Korea and worldwide. The coverage claimed in a patent application can be significantly reduced before a patent is issued, either in Korea or abroad. Consequently, we cannot provide assurance that any of our pending or future patent applications will result in the issuance of patents. Patents issued to us may be subjected to further proceedings limiting their scope and may not provide significant proprietary protection or competitive advantage. Our patents also may be challenged, circumvented, invalidated or deemed unenforceable. In addition, because patent applications in certain countries generally are not published until more than 18 months after they are first filed, and because publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were, or any of our licensors was, the first creator of inventions covered by pending patent applications, that we or any of our licensors will be entitled to any rights in purported inventions claimed in pending or future patent applications, or that we were, or any of our licensors was, the first to file patent applications on such inventions.

Furthermore, pending patent applications or patents already issued to us or our licensors may become subject to dispute, and any dispute could be resolved against us. For example, we may become involved in re-examination, reissue or interference proceedings and the result of these proceedings could be the invalidation or substantial narrowing of our patent claims. We also could be subject to court proceedings that could find our patents invalid or unenforceable or could substantially narrow the scope of our patent claims. In addition, depending on the jurisdiction, statutory differences in patentable subject matter may limit the protection we can obtain on some of our inventions.

Failure to protect our intellectual property rights could impair our competitiveness and harm our business and future prospects.

We believe that the fact that we produce G-Glass from fully proprietary, self-developed production machines and equipment, and are the only market player that can offer products of this kind are critical to the success of our business. While we take active measures to obtain international protection of our intellectual property by obtaining patents and undertaking monitoring activities in our major markets. However, we cannot assure you that the measures we are taking will effectively deter competitors from improper use of our proprietary technologies. Our competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by our competitors.

We may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any failure to protect our intellectual property could impair our competitiveness and harm our business and future prospects.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation and any such liabilities or regulation may negatively affect our costs and results of operations in the future.

Our manufacturing processes involve hazardous materials and generate industrial waste such as used glass containing resin at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of waste substances, which are frequently changing and becoming more stringent. Although we have enacted safety measures, engaged in employee education on handling such materials and installed various types of safety equipment, consistent with industry standards, for the treatment of such industrial waste, engages a professional third party industrial waste management service provider and believe that our facilities are materially in compliance with such laws and regulations, we cannot provide assurance that our protocols will always be followed by our employees or the third party service provider and safety or environmental related claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent safety or environmental standards.

Furthermore, as owners of real property, our subsidiaries can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. Remediation may be required in the future because of spills or releases of hazardous substances, the discovery of unknown environmental conditions, or more stringent standards regarding existing residual contamination. Environmental regulatory requirements may become more burdensome, increase our general and administrative costs, the availability of construction materials, raw materials and energy, and increase the risk that our subsidiaries incur fines or penalties or be held liable for violations of such regulatory requirements. New regulations regarding climate change may also increase our expenses and eventually reduce our sales.

Earthquakes, tsunamis, floods, severe health epidemics (including the ongoing global COVID-19 pandemic and any possible recurrence of other types of widespread infectious diseases) and other natural calamities could materially adversely affect our business, results of operations or financial condition.

If earthquakes, tsunamis, floods, fires, extreme weather events (whether as a result of climate change or otherwise), severe health epidemics (such as the COVID-19 pandemic) or any other natural calamities were to occur in the future in any area where any of our assets, suppliers or customers are located, our business, results of operations or financial condition could be adversely affected. A number of suppliers of our raw materials, components and manufacturing equipment, as well as certain of our manufacturing facilities, are located in countries which have historically suffered natural calamities from time to time, such as China and Korea. Any occurrence of such natural calamities in countries where our suppliers are located may lead to shortages or delays in the supply of raw materials, components or manufacturing equipment. In addition, natural calamities in areas where our customers are located, including Korea, China, Japan, the United States and Europe, may cause disruptions in their businesses, which in turn could adversely impact their demand for our products. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster and to execute successfully on those plans in the event of a disaster or emergency, our business would be seriously harmed.

Our business, results of operations and financial condition have been, and could continue to be, adversely affected by the COVID-19 pandemic.

The ongoing COVID-19 pandemic has impacted our business and we expect it to continue to do so. Governments and businesses have taken, and may continue to take, unprecedented measures in response to the COVID-19 pandemic. Such measures have included restrictions on travel and business operations, temporary closures of businesses, and quarantines and shelter-in-place orders. The COVID-19 pandemic has caused significant volatility and disruption in global financial markets.

The COVID-19 pandemic and the measures taken by many countries in response have had an adverse impact on, and could continue to adversely impact, our business, results of operations and financial condition. These actions include:

•	disruption in demand for our G-Glass, which has resulted and may continue to result in a decline in the prices we are able to charge for the sale of G-Glass;

•	effects on our industry partners’ and potential industry partners’ ability or willingness to invest in new technologies or to work with us;

•	a slow-down in the construction of manufacturing facilities for our technology platform;

•	delays in the delivery of our G-Glass and limitation on our ability to operate our business as a result of federal, state or local regulations imposed as a result of COVID-19; and

•	limitations on our industry partners’ ability to conduct partnering activities in a timely manner.

We believe the aforementioned factors impact our revenues directly in instances where we participate in projects with industry partners and indirectly in instances where we are party to licensing agreements with industry partners and collect lower royalty fees.

The full extent of the impact of the COVID-19 pandemic on our operational and current and future financial performance is currently uncertain and will depend on many factors outside our control, including, without limitation, the timing, extent, trajectory and duration of the pandemic, the availability of effective treatments and vaccines, the emergence, severity and spread of potential variants of the virus that causes COVID-19, the imposition of and compliance with protective public safety measures, and the impact of the pandemic on the global economy and on the demand for the products produced using our process technologies and our ability to maintain current and foster new relationships with our industry partners. We are continuing to monitor the situation and take appropriate actions in accordance with the recommendations and requirements of relevant authorities.

We continue to face significant risks associated with our international expansion strategy.

We are continuing to seek new opportunities to produce and commercialize products using our process technologies outside the Korea through entering into licensing and distribution with new and existing industry partners. Our international business operations are subject to a variety of risks, including:

•	challenges associated with operating in diverse cultural and legal environments, including legal restrictions that impact our ability to enter into strategic partnering arrangements;

•	the need to comply with a variety of Korean laws applicable to the conduct of overseas operations, including export control laws and local law requirements;

•	our ability, or reduced ability, to protect our intellectual property in certain countries;

•	potential for longer sales cycles in certain countries;

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changes in or interpretations of foreign rules and regulations that may adversely affect our or our industry partners’ ability to produce or sell products manufactured using our process technologies or repatriate profits to Korea;

•	economic, political or social instability in foreign countries;

•	difficulties in staffing and managing foreign and geographically dispersed operations including our ongoing operations and planned operational growth in China;

•	changes in demand for products produced using our process technologies in international markets;

•	the imposition of tariffs and other foreign taxes;

•	the imposition of limitations on, or increase of, withholding and other taxes on remittances and other payments by foreign subsidiaries or joint ventures;

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limitations on the production or movement of genetically engineered products or processes and the production or sale of products or processes manufactured using genetically engineered products, into, out of and within foreign countries; and

•	the availability of government subsidies or other incentives that benefit competitors in their local markets that are not available to us.

Our inability to overcome these obstacles could harm our business, financial condition and operating results. Even if we are successful in managing these obstacles, our industry partners internationally are subject to these same risks and may not be able to manage these obstacles effectively.

Our financial results could vary significantly from quarter to quarter and are difficult to predict.

Our financial results could vary significantly from quarter to quarter because of a variety of factors, many of which are outside of our control and are difficult to predict. As a result, comparing our results of operations on a period-to-period basis may not be meaningful. In addition to the risk factors stated herein, other factors that could cause our quarterly results of operations to fluctuate include:

•

achievement of, or failure to achieve, technology or product development milestones needed to allow us to enter identified markets on a timely and cost-effective basis; delays or greater than anticipated expenses associated with the scale-up and the commercialization of process technologies to produce new products;

•	changes in the amount that we invest to develop, acquire or license new technologies and processes;

•	our ability to successfully enter into partnering arrangements, and the terms of those relationships (including levels of related capital contributions);

•	fluctuations in the prices or availability of the raw materials required to produce products using our process technologies or those of our competitors;

•	changes in the size and complexity of our organization, including our expanded operations as a public company;

•	changes in general economic, industry and market conditions, both domestically and in our foreign markets;

•	business interruptions, including disruptions in the production process at any facility where products produced using our process technologies are manufactured;

•	departure of executives or other key management employees;

•	changes in the needs for the products produced using our process technologies;

•	the development of new competitive technologies or products by others and competitive pricing pressures;

•	the timing, size and mix of sales to our industry partners for products produced using our process technologies;

•	seasonal production and the sale of products produced using our process technologies; and

•	changes in governmental, accounting and tax rules and regulations, environmental, health and safety requirements, and other rules and regulations.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of our investors and may not be meaningful indications of our future performance.

We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.

Our operations have consumed substantial amounts of cash since inception, and we expect to substantially increase our spending, in particular, as we:

•

enter into and engage in strategic partnering arrangements to produce products cost-effectively at acceptable quality levels and price points, including making capital contributions for the construction of certain plants;

•	invest in developments with respect to our existing process technologies in order to increase their effectiveness or reduce related capital expenditures;

•	expand our research and development efforts;

•	grow our business organization;

•	pursue select distribution opportunities;

•	seek to identify additional market opportunities for the products produced using our process technologies; and

•	pursue partnering arrangements.

We believe our operating cash flow, short term financing capabilities, and our existing cash and cash equivalents will be sufficient to fund our operations for at least 12 months from the date of this proxy statement/prospectus. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Moreover, we and our industry partners may experience delays in the production of commercial quantities of products, in a manner that is cost-effective and at suitable quality levels, which would postpone our ability to generate revenue associated with the sale of such products. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of its attention away from our business activities, which may adversely affect our ability to conduct our day-to-day operations. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.

If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	delay or suspend some or all of our manufacturing and commercialization efforts;

•	decrease or abandon some or all of our research and development efforts;

•

decrease the financial resources dedicated to our partnering efforts, which may substantially postpone the development, manufacture, marketing or sale of existing and future products produced using our process technologies; and

•	suspend the growth of our organization.

To raise additional funds to support our business operations, we may sell additional equity, or convertible debt securities, which would result in the issuance of additional shares of our capital stock and dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing discovery, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

If we are unable to manage our growth and expand our operations successfully, our reputation and brand may be damaged and our business and results of operations may be harmed.

We expect our growth to accelerate in the future in connection with our commercialization efforts, expanded research and development activities, and as we transition to operating as a public company. Our ability to effectively manage our anticipated growth and expansion of our operations will require us to do, among other things, the following:

•	enhance our operational, financial and management controls and infrastructure, human resource policies, and reporting systems and procedures;

•	effectively scale our operations;

•	successfully identify, recruit, hire, train, maintain, motivate and integrate additional employees;

•	expand our facilities and equipment; and

•	effectively manage and maintain our corporate culture.

These enhancements and improvements will require significant capital expenditures and allocation of valuable management and employee resources, and our growth will continue to place a strain on our operational, financial and management infrastructure. Our future financial performance and our ability to execute on our business plan will depend, in part, on our ability to effectively manage any future growth and expansion. There are no guarantees we will be able to do so in an efficient or timely manner, or at all. Our failure to effectively manage growth and expansion could have a material adverse effect on our business, results of operations, financial condition, prospects and reputation.

Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues.

There has been considerable volatility in foreign exchange rates in recent years, including rates between the Korean Won and the U.S. dollar, between the Korean Won and the Chinese Yuan, between the Korean Won and the Euro, and between the Korean Won and the Japanese Yen. To the extent that we incur costs in one currency and make sales in another, our profit margins may be affected by changes in the exchange rates between the two currencies.

To date, the majority of our revenue is derived from the Korean market; as a result, our revenue is denominated mainly in Korean Won. Most of our international sales are denominated in U.S. dollars, and, to a much lesser extent, Japanese Yen and Chinese Yuan. The majority of our costs and the largest proportion of our expenditures on capital equipment are denominated in Korean Won. Accordingly, fluctuations in exchange rates, in particular between the U.S. dollar and the Korean Won, between the Chinese Yuan and the Korean Won as well as between the Japanese Yen and the Korean Won, will affect our pre-tax income.

In recent years, the value of the Won relative to the U.S. dollar, Chinese Yuan and Japanese Yen has fluctuated widely. Although a depreciation of the Korean Won against the U.S. dollar increases the Korean Won value of our export sales and enhances the price-competitiveness of our products in foreign markets in U.S. dollar terms, it also increases the cost of imported raw materials and components in Korean Won terms.

A depreciation of the Korean Won against the Chinese Yuan or Japanese Yen increases the Korean Won cost of our Chinese Yuan- or Japanese Yen-denominated purchases of equipment, raw materials or components, as applicable. Despite the fact that the majority of our costs and revenues are in Korean Won, continued exchange rate volatility may also result in foreign exchange losses for us. Although a depreciation of the Korean Won against the U.S. dollar, in general, has a net positive impact on our results of operations that more than offsets the net negative impact caused by a depreciation of the Korean Won against the Chinese Yuan or Japanese Yen, we cannot provide assurance that the exchange rate of the Korean Won against foreign currencies will not be subject to significant fluctuations, or that the impact of such fluctuations will not adversely affect the results of our operations.

Increasing interest rates could materially adversely affect our ability to generate positive cashflows and secure financing required to carry out our strategic plans.

Historically, portions of our debt have been indexed to variable interest rates that are affected by a variety of factors over which we have no control. A rise in interest rates could negatively impact the cost of financing for a portion of our debt with variable interest rates which could negatively impact our cash flow generation. Furthermore, a rise in interest rates could limit our ability to obtain financing required to support our growth through our continuing programs designed to develop new products, expand the capacity of our manufacturing facilities and execute our business strategy. While we may mitigate the risk derived from interest rate fluctuations by entering into derivative contracts or by obtaining fixed rate financing, general increases in interest rates would still have an impact on the cost of financing and our ability to obtain appropriate funding.

Government regulation of DOOH advertising may restrict our out-of-home advertising operations.

Regulation of the DOOH advertising industry varies by municipality, region and country, but generally limits the size, placement, hours of operations, nature and density of out-of-home displays. Other regulations limit the subject matter, animation and language of out-of-home displays. Our failure to comply with these or any future regulations could have an adverse impact on the effectiveness of our architectural media glass installations or their attractiveness to clients as an advertising medium. As a result, we may experience a significant impact on our operations, revenue, international client base and overall financial condition.

We have encountered regulations that restrict or prohibit digital displays, such as our digital billboards that display digital advertising copy from various advertisers which changes several times per minute. Since digital billboards have been developed and introduced relatively recently into the market on a large scale, existing regulations that currently do not apply to them by their terms could be revised or new regulations could be enacted to impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety. Any new restrictions on digital billboards could have a material adverse effect on both our existing inventory of digital billboards and our plans to expand our digital deployment.

A number of state and local governments have implemented or initiated taxes, fees and registration requirements in an effort to decrease or restrict the number of outdoor signs and/or to raise revenue. From time to time, legislation also has been introduced in international jurisdictions attempting to impose taxes on revenue from out-of-home advertising, for the right to use out-of-home advertising assets or for the privilege of engaging in the out-of-home advertising business. Several jurisdictions have imposed such taxes as a percentage of our out-of-home advertising revenue generated in that jurisdiction or based on the size of the billboard and type of display technology. In addition, some jurisdictions have taxed companies’ personal property and leasehold interests in advertising locations using various valuation methodologies. We expect U.S. and foreign jurisdictions to continue to try to impose such taxes as a way of increasing revenue. The increased imposition of these measures, and our inability to overcome any such measures, could adversely affect our operating income if we are unable to pass on the cost of these items to our customers.

Regulations governing categories of products that can be advertised through our products vary across the countries in which we conduct business. Certain products and services, such as tobacco, are banned from outdoor advertising in the U.S., and other products, such as alcohol, may be targeted in the future. Most E.U. countries, among other nations, also have banned outdoor advertisements for tobacco products and regulate alcohol advertising. In the U.K., there are localized restrictions on the location of advertising for high fat, salt and sugar foods. While we don’t generate any revenues from such advertising today, any significant reduction in advertising of products due to content-related restrictions in the future could cause a reduction in our direct revenues from such advertisements and an increase in available space on the existing inventory of billboards in the out-of-home advertising industry.

The advancement of laws and regulations may not keep pace with the accelerating advancement of the digital signage industry and technology, which can be a detrimental factor to the growth of our industry.

Changes in government policies can have significant impacts on the profitability of our architectural media glass business. The revised Act on the Management of Outdoor Advertisements in Korea defines “digital advertising” as the “use of digital displays to provide information or advertisements.” However, defining digital outdoor advertising is complex because digital technology continues to evolve. Additionally, specific discussions surrounding a possible standardization of digital advertisements, display methods, and installation standards have yet to be carried out. Rather than approaching the issue as an ecosystem encompassing hardware, software and content industries, the scope of the current legal approach is limited to regulating advertisements. We believe that the Act on the Management of Outdoor Advertisements is a longer and more complex legal framework than other laws regulating media advertisements.

Because the installation and operation of advertisements are mandated by city and province regulations, even if the law is revised, the installation and operation of advertisements will be impossible unless the city, province, county, and local ordinances are also revised. Given the digital signage industry and technology are evolving fast, the laws and regulations may not keep the pace, and such time gap may hamper the growth of our industry.

Failures or security breaches of our networks or information technology systems could have an adverse effect on our business.

We rely heavily on information technology (“IT”) both in our products and services for customers and in our IT systems used to run our business. Government agencies and security experts have warned about growing risks of hackers, cyber-criminals, malicious insiders and other actors targeting confidential information and all types of IT systems. These actors may engage in fraudulent activities, theft of confidential or proprietary information and sabotage or ransomware.

Our IT systems, our connected products, and our confidential information, which we collect and store in our cloud-based data centers and on our networks, may be vulnerable to damage or intrusion from a variety of attacks including computer viruses, worms or other malicious software programs. The risk of such attacks may increase as we integrate newly acquired companies or develop new connected products and related software. These attacks pose a risk to the security of our products, systems and networks and those of our customers, suppliers and third-party service providers, as well as to the confidentiality of our information and the integrity and availability of our data. While we attempt to mitigate these risks through board oversight, controls, due diligence, employee training and communication, third party intrusion testing, system hardening, email and web filters, regular patching, multi-factor authentication, surveillance, encryption, and other measures, we remain vulnerable to information security threats.

We may experience cyber security threats and vulnerabilities in our systems and those of our third-party providers, and we have experienced viruses and attacks targeting our IT systems and networks. Despite the precautions we take, we could have an intrusion or infection of our systems or connected products. While we have not had such intrusions or infections to date, we cannot guarantee there will be no such intrusions or infections in the future. Similarly, an attack on our IT systems or connected products could result in theft or disclosure of trade secrets or other intellectual property, a breach of confidential customer or employee information, or product failure or misuse. Any such events could have an adverse impact on sales, harm our reputation and cause us to incur legal liability and increased costs to address such events and related security concerns. As the threats evolve and become more potent, we may incur additional costs to secure the products that we sell, as well as our data and infrastructure of networks and devices.

We do not have absolute control over the affiliates where we are the minority shareholder nor do we maintain control over the actions of other shareholders. Actions of other shareholders could negatively impact our performance.

We do not have a majority ownership stake in each of G-Smatt Japan Co., Ltd., G-Smatt Hong Kong Limited, Ltd. and Tian Jin CECEP Brillshow Co., Ltd. (“Brillshow”), a joint venture with China Energy Conservation and Environmental Protection Group (CECEP). Although together with G-Frame Co., Ltd., a wholly-owned subsidiary of GLAAM (“G-Frame”), we own a majority stake in G-Smatt America Co., Ltd. (“G-Smatt America”), GLAAM does not individually own a majority stake in G-Smatt America. As a result, we do not have absolute control over the operations of such companies nor do we maintain control over the actions of other shareholders.

In many cases, other shareholders may share, certain approval rights over major decisions and these investments may involve risks not otherwise present with other methods of investment, including, but not limited to:

•

that other shareholders might become bankrupt, which would mean that we and any other remaining shareholders would generally remain liable for the corporation’s, partnership’s, limited liability company’s or joint venture’s liabilities;

•	that other shareholders may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals;

•

that other shareholders may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; For example, Zhōng Jiénéng New Material Investment Co., Ltd., our co-venturer in Brillshow, is entitled to elect a majority of the board of directors of, and thereby exercise control over Brillshow;

•	that, if other shareholders fail to fund their share of any required capital contributions, we may be required to contribute that capital;

•

that joint venture or shareholders agreements often restrict the transfer of other shareholders’ interest or may otherwise restrict our ability to sell the interest when we desire or on advantageous terms;

•

that our relationships with other shareholders are contractual in nature and may be terminated or dissolved under the terms of the agreements and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership;

•

that disputes between us and any of other shareholders may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business; and

•	that we may in certain circumstances be liable for the actions of other shareholders.

Our joint distribution agreement with G-SMATT Global, which is in effect until 2025, may adversely affect our financial results.

Pursuant to the Distribution Agreement dated as of July 31, 2015, between G-SMATT Co., Ltd., (n/k/a GLAAM) and G-SMATT Global Co., Ltd. (“G-SMATT Global”), as amended on March 7, 2019 (the “G-SMATT Global Distribution Agreement”), GLAAM granted G-SMATT Global the joint right with GLAAM to distribute G-Glass in any and all territories worldwide until July 31, 2025.

G-SMATT’s distribution right in the People’s Republic of China was only effective until the manufacturing facilities being constructed by Brillshow became fully operational and Brillshow would be in a position to produce inhouse the products it was selling.

Under the G-SMATT Global Distribution Agreement, the pricing of the products produced by GLAAM and sold to G-SMATT Global for distribution shall be mutually agreed between the parties, provided that the parties ensure there is an appropriate margin for GLAAM. Further, where G-SMATT Global pursues a project, whether in Korea or abroad, GLAAM is required to consult on the pricing of products with G-SMATT Global prior to the submission project proposals. In addition, in the event that GLAAM and G-SMATT Global jointly develop a new product, (i) any rights to such product, including any intellectual property rights, will be jointly owned by GLAAM and G-SMATT Global, and (ii) GLAAM will have the right to exclusively produce, and G-SMATT Global will have the right to exclusively distribute, such product.

Although G-SMATT Global is in the process of entering bankruptcy proceedings and has expressed that it has no intent to distribute our products, we cannot assure you that G-SMATT Global will not successfully emerge from bankruptcy and exercise its rights under the G-SMATT Global Distribution Agreement, potentially imposing restrictions on GLAAM’s ability to price its products, which may adversely affect our business, results of operations and/or financial condition.

Our Excellent Product designation of G-Glass by the Public Procurement Service of Korea expires in March 31, 2025, which may materially adversely affect our domestic government sales.

All businesses who wish to supply goods and services to government agencies in Korea are required to compete through a public tender process to ensure transparency and fair competition, except for goods designated as “Excellent Quality Products” by the Public Procurement Service of Korea (“PPS”). In such case, government agencies can enter into agreements and transact without a public tender.

PPS has been operating the Excellent Quality Products program since 1996, which aims to provide support to prominent small and medium-sized domestic businesses and venture companies struggling to supply their products to government institutions. The program grants the designation of Excellent Quality Products to technologies that achieve certified standards for Korean Technology (“KT”), New Technology (“NT”), Excellent Machine, Mechanism & Materials (“EM”), Innovative Technology (“IT”), Good Recycled Product (“GR”), Good Quality (“GQ”), electric technologies, construction technologies, and patents following a rigorous evaluation by PPS.

Once a product obtains the Excellent Quality Product designation, PPS registers the designated product as a government-supply product and contracts with the company. PPS subsequently procures advertisement and promotional services and promotes the product as an Excellent Quality Product to various government agencies and public institutions.

G-Glass has been a registered Excellent Quality Product since 2020, which has allowed us to enter into contracts with government agencies without participating in public tendering procedures. However, G-Glass’ Excellent Quality Product designation will expire on March 31, 2025, after which we will lose the exemption from the public tender requirement. This may result in a decrease in revenues generated from government contracts which could have a negative impact on our financial condition and results of operation.

Risks Related to South Korea and Other Countries Where We Operate

If economic conditions in South Korea deteriorate, our current business and future growth could be materially and adversely affected.

We are headquartered in Korea and a substantial portion of our operations and assets are located in Korea. In addition, the vast majority of our installed projects are located in Korea. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our performance and successful fulfillment of our operational strategies are dependent in large part on the overall Korean economy. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and in 2021, the Korean and global economies were affected as a result of the COVID-19 pandemic. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

The Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Korean Won relative to the U.S. dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

Potential developments that could have an adverse impact on Korea’s economy include:

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe, and Japan, or in emerging market economies in Asia or elsewhere, including as a result of deteriorating economic and trade relations between the United States and China and increased uncertainties resulting from the United Kingdom’s exit from the European Union;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the Korean Won, the U.S. dollar, the euro or other exchange rates, or the revaluation of the Chinese Renminbi), interest rates, inflation rates, or stock markets;

•	increased sovereign default risk of select countries and the resulting adverse effects on the global financial markets;

•

a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea due to the Korean government’s policies to increase minimum wages and limit working hours of employees;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•

the continued emergence of the Chinese economy, to the extent its benefits (such as increased exports to China) are outweighed by its costs (such as competition in export markets or for foreign investment and the relocation of the manufacturing base from Korea to China), as well as a slowdown in the growth of China’s economy, which is one of Korea’s most important export markets;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	social or labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a decrease in tax revenue and a substantial increase in the Korean government’s expenditures for fiscal stimulus measures, unemployment compensation, and other economic and social programs that, together, would lead to an increased government budget deficit;

•	financial problems or lack of progress in the restructuring of certain Korean conglomerates, certain other large troubled companies, or their suppliers;

•	loss of investor confidence arising from corporate accounting irregularities and corporate governance issues concerning certain Korean conglomerates;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	geopolitical uncertainty and risk of further attacks by terrorist groups around the world;

•	the occurrence of severe health epidemics in Korea or other parts of the world, such as the COVID-19 pandemic;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy (such as the ongoing trade disputes with Japan);

•	political uncertainty or increasing strife among or within political parties in Korea;

•

hostilities or political or social tensions involving oil producing countries in the Middle East and North Africa and any material disruption in the global supply of oil or increase in the price of oil;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States;

•	political or social tensions involving Russia and any resulting adverse effects on the global supply of oil or the global financial markets;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners; and

•	changes in financial regulations in Korea.

We are subject to the risks of operations in the United Kingdom, China, Japan, Hong Kong and the United States.

We have subsidiaries in the United Kingdom, China, Japan, Hong Kong and the United States, and, as our manufacturing plant in Tianjin, China is currently closed due to COVID-19 restrictions, our entire manufacturing capacity is currently located in Korea. Consequently, we are subject to the economic, political and tax conditions prevalent in the countries in which we have our subsidiaries and manufacturing facilities, including:

•	fluctuations in the value of local currencies;

•	labor unrest, difficulties in staffing and geographic labor shortages;

•	longer payment cycles;

•	cultural differences;

•	increases in duties, tariffs, and taxation levied on our products including anti-dumping and countervailing duties;

•	trade restrictions including limitations on imports or exports of components or assembled products, unilaterally or bilaterally;

•	trade sanctions and related regulatory enforcement actions and other proceedings;

•	potential trade wars;

•

increased scrutiny by the media and other third parties of labor practices within our industry (including but not limited to working conditions) which may result in allegations of violations, more stringent and burdensome labor laws and regulations and inconsistency in the enforcement and interpretation of such laws and regulations, higher labor costs, and/or loss of revenues if our customers become dissatisfied with our labor practices and diminish or terminate their relationship with us;

•	imposition of restrictions on currency conversion or the transfer of funds;

•	expropriation of private enterprises;

•	ineffective legal protection of our intellectual property rights in certain countries;

•	natural disasters;

•

exposure to infectious disease, epidemics and pandemics, including the effects of the COVID-19 on our business operations in geographic locations impacted by the outbreak and on the business operations of our customers and suppliers;

•	inability of international customers and suppliers to obtain financing resulting from tightening of credit in international financial markets;

•	political unrest; and

•	a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

Our second manufacturing facility located in Tianjin, China is currently not operating due to COVID-19 restrictions. While operational before 2020, our Chinese production capabilities were primarily geared towards the domestic Chinese market. If we resume manufacturing at our Tianjin facility, our attractiveness to customers and our ability to expand our operations may be affected by changes in United States and other jurisdictions’ trade policies.

In 2018, the United States imposed tariffs on a large variety of products of Chinese origin. On May 10, 2019, the United States increased tariffs on $200 billion of Chinese goods to 25%. Further, on May 15, 2019, former President Donald Trump issued an executive order designed to secure the information and communications technology and services supply chain, which would restrict the acquisition or use in the United States of information and communications technology or services designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction or direction of foreign adversaries. The executive order is subject to implementation by the Secretary of Commerce and applies to contracts entered into prior to the effective date of the order. In addition, the U.S. Commerce Department has implemented additional restrictions and may implement further restrictions that would affect the conduct of business with certain Chinese companies. A “phase one” trade deal signed between the United States and China on January 15, 2020 accompanied a U.S. decision to cancel a plan to increase tariffs on an additional list of Chinese products and to reduce the tariffs imposed on May 13, 2019 from 15% to 7.5% effective February 14, 2020. With U.S.-China discussions over the “phase one” trade deal potentially stalled, there is a risk the current administration may consider raising tariffs on critical Chinese industries while rolling back tariffs for other products. At present, the majority of tariff exclusions granted have expired and many of the additional tariffs on Chinese origin goods remain, as do concerns over the stability of bilateral trade relations, particularly given the limited scope of the phase one agreement. In addition, China has not met its obligations under the deal and the economic disruption caused by the COVID-19 pandemic increases the potential for China to invoke the deal’s “disaster clause,” which could further challenge US-China bilateral trade relations. Depending upon their duration and implementation as well as our ability to mitigate their impact, these tariffs, the executive order and its implementation and other regulatory actions could materially affect our business, including in the form of increased cost of goods sold, decreased margins, increased pricing for customers, and reduced sales.

In addition, U.S.-China bilateral trade relations remain uncertain. At this time, there is no assurance that a broader trade agreement will be successfully negotiated between the United States and China to reduce or eliminate the existing tariffs. Furthermore, in China, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. Inflation may impact our profits and cash flows as well as adversely affect foreign exchange rates. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

Increased tensions with North Korea could adversely affect the South Korean economy and, consequently, our results of operations and financial condition in the future.

Relations between South Korea and North Korea have been tense throughout South Korea’s modern history. The level of tension between the two countries has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns stemming from North Korea’s nuclear weapons and ballistic missile programs and its hostile military actions against Korea.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between the two nations in April, May and September 2018 and between the United States and North Korea in June 2018, February 2019 and June 2019 (held at the Korean Demilitarized Zone), North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain. As such, there can be no assurance that the level of tension on the Korean peninsula will not escalate further in the future. Any such further increase in tensions, which may occur, for example, if North Korea experiences a leadership or economic crisis, high-level contacts between South Korea and North Korea break down or further military hostilities occur, could have a material adverse effect on the South Korean economy and on our business, prospects, financial condition and results of operations and could lead to a decline in the market value of the securities of New PubCo.

Our businesses and partnerships may be affected by geopolitical tensions between China and the United States.

In recent years, there has been a deterioration in the relationship between China and the United States which has resulted in intense potential conflicts between the two countries in trade, technology, finance and other areas, and this has led to greater uncertainties in the geopolitical situations in other parts of the world affecting China, Chinese companies and companies that have business relationships with Chinese companies. For example, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of Chinese technology companies. The United States has also threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements. Most recently, in August 2020 and 2021, former U.S. President Donald Trump issued Executive Orders 13942, 13943 and 13971, setting forth restrictions on persons subject to U.S. jurisdiction from entering into certain transactions within the United States involving TikTok, WeChat and WeChat Pay and eight other Chinese-linked communications and financial technology software applications. The U.S. District Court for the District of Columbia enjoined enforcement of the EO 13942 restrictions on September 19, 2020 and the U.S. District Court for the Northern District of California enjoined enforcement of the EO 13943 restrictions on September 27, 2020. Although President Biden issued Executive Order 14034 on June 9, 2021 (the “EO 14034”) revoking these three Trump administration executive orders, the EO 14034 reaffirms that apps designed, developed, manufactured or supplied by “foreign adversaries” may present national security concerns, particularly with regard to access by persons owned, controlled, or subject to the jurisdiction of “foreign adversaries,” including China.

While our manufacturing facility in Tianjin, China, is currently not operational due to COVID-19 restrictions, we may resume production at the Tianjin factory if there is increased demand for our products in the future. In addition, we utilize G-SMATT TECH Co., Ltd., our wholly-owned subsidiary, and Brillshow, both Chinese entities, for distribution of our products within China. Accordingly, any further deterioration of U.S.-

China relations or further sanctions involving Chinese companies with whom we may do business may be detrimental and have an adverse impact on our business.

Further militarization of the South Pacific in response to the growing military strength of China could destabilize political relationships in the region and impact regional businesses.

We utilize G-SMATT TECH Co., Ltd., our wholly-owned subsidiary, and Brillshow, our joint venture manufacturing facility, both Chinese entities, for distribution of our products within China.

Over the past two decades, China has significantly increased its military presence in the South China Sea, causing tensions in the region to rise. In the event that our product distribution channels are disrupted because of hostile action stemming from the militarization of the South Pacific in response to China’s growing military presence in the area, our ability to deliver our products to our customers could be materially adversely affected.

The armed conflict between Russia and Ukraine, including sanctions and tensions between the United States along with several other countries and Russia, may adversely affect the results of our operations.

On February 24, 2022, Russia launched an invasion into Ukraine, which has escalated global tensions between the United States and NATO countries against Russia. South Korea has also condemned Russia’s invasion of Ukraine. Multiple economic sanctions against Russia have been imposed by many countries worldwide which has impacted the global economy as many commercial, industrial and financial businesses are closing operations in Russia. Trade restrictions imposed on Russia have led to increasing prices of oil, fluctuation in commodities markets and destabilizing many foreign currency exchange rates.

Further escalation of conflict can lead to severe constraints on global supply chains such as logistics obstructions, raw material price increases and shortages, and higher energy costs. Disruptions in global supply chains can adversely affect our ability to manufacture and deliver product to our customers.

It may be difficult or impossible to enforce judgments of courts of the United States and other jurisdictions against us.

While we have a subsidiary in the United States, all of our directors and officers and other persons named in this document reside outside the United States, and a substantial majority of our assets and the personal assets of such persons are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process on, or to enforce judgments of United States courts against them or us based on the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Korea, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the federal securities laws of the United States or the securities laws of any state of the United States.

Changes in South Korea’s customs, import and export laws and foreign policy, may have an adverse effect on our financial condition and results of operations.

Our business depends significantly on Korea’s customs and foreign exchange laws and regulations, including import and export laws, as well as on fiscal and foreign policies. In the past we have benefited from, and now currently benefit from, certain customs and tax benefits granted by Korean laws, such as free trade zones which incentivizes the import of machinery and equipment by providing tax breaks, as well as from Korean foreign policy, such as free trade agreements with countries like the United States. As a result, our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, foreign policy or customs and foreign exchange laws and regulations. We cannot predict what policies the Korean government will adopt and whether those policies would have a negative impact on the Korean economy or on our business and financial performance in the future.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in South Korea could adversely affect our results of operations and financial condition in the future.

New tax laws and regulations, and uncertainties with respect to future tax policies pose risks to us.

Changes in tax-related laws and regulations, and interpretations thereof, can create additional tax burdens on us and our businesses by increasing tax rates and fees, creating new taxes, limiting tax deductions, and/or eliminating tax-based incentives and non-taxed income. In addition, tax authorities and competent courts may interpret tax regulations differently than us, which could result in tax litigation and associated costs and penalties in part due to the novelty and complexity of new regulation.

GLAAM Shareholders will able to exercise dissent and appraisal rights upon the consummation of the Business Combination.

In some limited circumstances, including the transfer of the whole or any significant part of our business and our merger or consolidation with another company and the Business Combination, dissenting shareholders have the right to require us to purchase their shares under Korean law. A GLAAM Shareholder will be able to exercise such dissent and appraisal rights the day immediately following the date of public disclosure of our board of directors’ resolution of a merger or other events triggering appraisal rights, in order to exercise dissent and appraisal rights. We do not know at this time how many GLAAM Shareholders will exercise dissent and appraisal rights, or how many GLAAM Ordinary Shares such dissenting shareholders will demand we purchase for cash pursuant to Korean law. If dissent and appraisal rights are exercised with respect to a large number of GLAAM Ordinary Shares, GLAAM will be required to pay a substantial amount to dissenting shareholders. GLAAM may not have sufficient funds to satisfy all such obligations which may result in the Business Combination being delayed as the parties seek to negotiate additional financing to allow GLAAM to satisfy such obligations, or even abandoned if the parties are unable to arrange sufficient financing for GLAAM. Further, any payments to dissenting shareholders will reduce the cash available to fund GLAAM’s ongoing operations and growth plans. As a result, the exercise of dissent and appraisal rights with respect to a large number of GLAAM Ordinary Shares will have a material adverse effect on GLAAM’s financial condition and limit GLAAM’s ability to invest in growth, which could have a material adverse effect on GLAAM’s results of operations.

Risks Related to JGGC and the Business Combination

There are risks to JGGC’s shareholders who are not affiliates of the Sponsor of becoming shareholders of New PubCo through the Business Combination rather than through an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

There are risks associated with New PubCo becoming publicly traded through the Business Combination with JGGC (a special purpose acquisition company) instead of through an underwritten offering, including that investors will not receive the benefit of any independent review by an underwriter of GLAAM’s business, finances and operations.

Underwritten public offerings of securities are typically subject to a due diligence review of the issuer by the underwriters to satisfy duties under the Securities Act, the rules of the Financial Industry Regulatory Authority, Inc. and the rules of the national securities exchange on which such securities will be listed. Additionally, underwriters conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering and undertake a due diligence review process in order to establish a due diligence defense against liability for claims under the federal securities laws. Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type typically performed by underwriters in a public securities offering. JGGC cannot assure you that due diligence conducted in connection with the Business Combination has identified all material issues that may be present in GLAAM’s business prior to the completion of the Business Combination during the course of due diligence, that it would be possible to uncover all material issues through a customary due diligence process (whether undertaken by an underwriter or by JGGC), or that factors outside of GLAAM’s and JGGC’s control will not later arise.

In addition, the Sponsor and JGGC’s directors and officers have interests in the Business Combination that may be different from, or in addition to, the interests of JGGC’s shareholders generally. Such interests may have influenced JGGC’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other Transaction Proposals described in this proxy statement/prospectus. See “Business of JGGC —Conflicts of Interest.”

Changes in laws or regulations or how such laws or regulations are interpreted or applied, or a failure to comply with any laws or regulations, may adversely affect JGGC’s business, including its ability to complete the Business Combination, and results of operations.

JGGC is subject to laws and regulations enacted by national, regional and local governments and, potentially, foreign jurisdictions. In particular, JGGC is required to comply with certain SEC and other legal requirements, the Business Combination may be contingent on JGGC’s ability to comply with certain laws and regulations and New PubCo may be subject to additional laws and regulations. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time, including as a result of changes in economic, political, social and government policies. A failure to comply with applicable laws or regulations as interpreted and applied (including any changes thereto) could have a material adverse effect on JGGC’s business, including its ability to complete its initial business combination, and results of operations.

On March 30, 2022, the SEC issued proposed rules (the “2022 Proposed Rules”) relating to, among other items, enhancing disclosures in business combination transactions involving special purpose acquisition companies (“SPACs”) and private operating companies; amending the financial statement requirements applicable to transactions involving shell companies; effectively limiting the use of projections in SEC filings in connection with proposed business combination transactions; increasing the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, (the “Investment Company Act”). These rules, if adopted, whether in the form proposed or in revised form, may materially adversely affect JGGC’s ability to complete the Business Combination.

If JGGC is deemed to be an investment company under the Investment Company Act, it would be required to institute burdensome compliance requirements and its activities would be severely restricted. As a result, in such circumstances, JGGC would expect to abandon its efforts to complete an initial business combination and liquidate the Trust Account.

If JGGC is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted, including:

•	restrictions on the nature of JGGC’s investments; and

•	restrictions on the issuance of securities.

In addition, JGGC would be subject to burdensome compliance requirements, including:

•	registration as an investment company with the SEC;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations that JGGC is not currently subject to.

As a result, if JGGC were deemed to be an investment company under the Investment Company Act, it would expect to abandon its efforts to complete an initial business combination (including the Business Combination) and liquidate the Trust Account.

In order not to be regulated as an investment company under the Investment Company Act, unless JGGC can qualify for an exclusion, it must ensure that it is engaged primarily in a business other than investing, reinvesting or trading in securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of JGGC’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. JGGC’s business is to identify and complete an initial business combination and thereafter to operate the post-transaction business or assets for the long term. JGGC does not plan to buy businesses or assets with a view to resale or profit from their resale. JGGC does not plan to buy unrelated businesses or assets or to be a passive investor. To that end, the proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Pursuant to the Investment Management Trust Agreement, the trustee thereunder is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring and growing businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), JGGC intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

The 2022 Proposed Rules under the Investment Company Act would provide a safe harbor for SPACs from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The duration component of the proposed safe harbor rule would require a SPAC to file a Current Report on Form 8-K with the SEC announcing that it has entered into an agreement with the target company (or companies) to engage in an initial business combination no later than 18 months after the effective date of the SPAC’s registration statement for its initial public offering. The SPAC would then be required to complete its initial business combination no later than 24 months after the effective date of its registration statement for its initial public offering. Although the 2022 Proposed Rules, including the proposed safe harbor rule, have not yet been adopted, and may be adopted in a revised form, the SEC has indicated that there are serious questions concerning the applicability of the Investment Company Act to a SPAC that does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule.

Notwithstanding whether or not the 2022 Proposed Rules are adopted by the SEC, JGGC may be deemed to be an investment company. As a SPAC, JGGC was formed for the sole purpose of completing an initial business combination by August 10, 2023 (i.e., 18 months from the closing of JGGC’s IPO). The longer that the funds in the Trust Account are held in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of JGGC’s IPO, the greater the risk that JGGC may be considered an unregistered investment company, in which case it may be required to liquidate. Accordingly, JGGC may determine, in its discretion, to liquidate the securities held in the Trust Account at any time, and instead hold all funds in a Trust Account in cash, which would further reduce the dollar amount JGGC’s Public Shareholders would receive upon any redemption or liquidation. Further, if JGGC does not invest the proceeds held in the Trust Account as discussed above, it may be deemed to be subject to the Investment Company Act, and the loss you may suffer as a result of being deemed subject to the Investment Company Act may be greater than if JGGC liquidated the securities held in the Trust Account and instead held such funds in cash.

JGGC does not believe that its principal activities subject it to regulation under the Investment Company Act. However, if JGGC were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expenses for which JGGC have not allotted funds and may hinder its ability to complete the Business Combination. In such circumstances, JGGC would expect to abandon its efforts to complete the Business Combination and liquidate the Trust Account. If JGGC is unable to complete its initial business combination within the required time period and is required to liquidate the Trust Account, JGGC’s Public Shareholders may receive only approximately $10.20 per share (based on the amount in the Trust Account as of December 31, 2022), or less in certain circumstances, on the liquidation of JGGC’s Trust Account, and the JGGC Rights and JGGC Warrants will expire worthless. If JGGC is required to liquidate, you may lose all or part of your investment in JGGC and you will not be able to realize any future appreciation in the value of your investment since the Business Combination would not have been consummated.

While the funds in JGGC’s Trust Account may only be invested in U.S. government treasury bills with a maturity of 185 days or less, or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, JGGC may, at any time, instruct the trustee to hold all funds in the Trust Account in cash until the earlier of the consummation of the Business Combination or JGGC’s liquidation in order to mitigate the risk that JGGC might be deemed to be an investment company for purposes of the Investment Company Act. Any decision to hold all funds in the Trust Account in cash, combined with any permitted withdrawals of interest held in the Trust Account to pay JGGC’s taxes, would likely reduce the effective yield on the amounts in the Trust Account and the amount JGGC’s Public Shareholders would receive upon any redemption or liquidation.

As the proceeds held in the Trust Account are invested, the securities in which JGGC invests could bear a negative rate of interest, which could reduce the interest income available for payment of taxes or reduce the value of the assets held in trust such that the per share redemption amount received by shareholders may be less than $10.20 per share.

Since the IPO, the net proceeds of the IPO and certain proceeds from the private placement, in the amount of $234,600,000, have been and will only be invested in U.S. Treasury obligations having a maturity of 185 days or less, or in certain money market funds which invest only in direct U.S. Treasury obligations. While short-term U.S. Treasury obligations currently yield a positive rate of interest, they have briefly yielded negative interest rates in recent years. Central banks in Europe and Japan pursued interest rates below zero in recent years, and the Open Market Committee of the Federal Reserve has not ruled out the possibility that it may in the future adopt similar policies in the United States.

In the event of very low or negative yields, the amount of interest income (which JGGC may withdraw to pay income taxes, if any) would be reduced. In the event that JGGC is unable to complete its initial business combination, its Public Shareholders are entitled to receive their pro-rata share of the proceeds held in the Trust Account, plus any interest income. If the balance of the Trust Account is reduced below $234,600,000 as a result of negative interest rates, the amount of funds in the Trust Account available for distribution to its Public Shareholders may be reduced below $10.20 per share.

If JGGC is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, it may be required to significantly curtail, delay, or discontinue its operations.

If JGGC is unable to obtain sufficient funding on a timely basis and on acceptable terms and continue as a going concern, it may be required to significantly curtail, delay, or discontinue our operations. In general, JGGC may be unable to expand its operations or otherwise capitalize on business opportunities, and defend against and prosecute litigation necessary to conduct its business as desired, which could materially affect its business, financial condition and results of operations. If JGGC is ultimately unable to continue as a going concern, it may have to seek the protection of bankruptcy laws or liquidate its assets and may receive less than the value at which those assets are carried on JGGC’s financial statements, and it is likely that JGGC shareholders will lose all or a part of their investment.

JGGC’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about JGGC’s ability to continue as a “going concern.”

On a routine basis, the Company assesses going concern considerations in accordance with FASB ASC 205-40. As of December 31, 2022, the JGGC had $640,582 in cash, a working capital surplus of $1,194,294, and $238,038,403 of marketable securities held in the Trust Account to be used for the Business Combination, another initial business combination or to repurchase or redeem its Public Shares in connection therewith. Prior to the completion of the IPO, JGGC’s liquidity needs had been satisfied through a contribution of $25,000 from its Sponsor in exchange for the issuance of the Founder Shares and a loan of $250,000 from the Sponsor pursuant to a promissory note (the “Note”), under which JGGC may borrow up to an aggregate principal amount of $300,000 from the Sponsor and a Sponsor affiliate. The Note was repaid on February 15, 2022, upon the closing of the IPO out of the offering proceeds. Subsequent to the IPO, JGGC has sufficient cash held outside of the Trust Account to meet its obligations. In addition, in order to finance transaction costs in connection with the Business Combination or another business combination, the Sponsor or an affiliate of the Sponsor, or certain of JGGC’s officers and directors may, but are not obligated to, provide JGGC working capital loans. JGGC has until August 10, 2023, to consummate the Business Combination or another business combination. If the Business Combination or another business combination is not consummated by this date and an extension is not requested by the Sponsor, there will be a mandatory liquidation and subsequent dissolution of JGGC. The date for mandatory liquidation and subsequent dissolution within twelve months raises substantial doubt about JGGC’s ability to continue as a going concern. JGGC intends to complete the Business Combination or another business combination prior to the mandatory liquidation date or obtain approval for an extension, however, it is uncertain whether JGGC will be able to do so. JGGC’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JGGC may issue its shares to investors in connection with the Business Combination at a price which is less than the prevailing market price of JGGC’s Public Shares at that time.

In connection with the Business Combination, JGGC may issue shares to investors in private placement transactions (so-called PIPE transactions) at a price of $10.00 per share or which approximates the per-share amounts in JGGC’s Trust Account at such time, which was $10.35 as of December 31, 2022. The purpose of such issuances may be to enable JGGC to provide sufficient liquidity to New PubCo and GLAAM following the Business Combination. The price of the shares JGGC issues may therefore be less, and potentially significantly less, than the market price for JGGC’s shares at such time.

JGGC does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for JGGC to complete the Business Combination with GLAAM, even if a substantial majority of its shareholders do not agree.

JGGC’s Existing Governing Documents do not provide a specified maximum redemption threshold, however, they provide that in no event will JGGC redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that JGGC does not then become subject to the SEC’s “penny stock” rules). As a result, JGGC may be able to complete the Business Combination even though a substantial majority of its Public Shareholders do not agree with the Transactions and have redeemed their Public Shares.

JGGC’s initial shareholders (including the Sponsor) control a substantial interest in JGGC and thus may exert a substantial influence on actions requiring a shareholder vote, including the Transaction Proposals, potentially in a manner that you do not support.

JGGC’s initial shareholders own, on an as-converted basis, 25% of the issued and outstanding JGGC Ordinary Shares. Upon Closing, 25% of the New PubCo Ordinary Shares received by the Sponsor (1,916,667 New PubCo Ordinary Shares) will become subjected to vesting and will vest only if the daily VWAP for New PubCo Ordinary Shares on Nasdaq equals or exceeds $12.50 for any 20 Trading Days within any 30 Trading Day period during the Specified Period. Accordingly, both prior to the Closing of the Business Combination and following the Closing of the Business Combination, JGGC’s initial shareholders may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that other shareholders do not support, including in connection with the Business Combination. If JGGC’s initial shareholders purchase any JGGC Units or if the Sponsor purchases any additional JGGC Class A Ordinary Shares in the aftermarket or in privately negotiated transactions, this would increase its control. In addition, JGGC board of directors, whose members were appointed by the Sponsor, is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. JGGC may not hold an annual general meeting to elect new directors prior to the completion of its initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual general meeting, as a consequence of JGGC’s “staggered” board of directors, only a minority of JGGC board of directors will be considered for election and the Sponsor, because of its ownership position, will control the outcome, as only holders of JGGC Class B Ordinary Shares will have the right to vote on the appointment and removal of directors and to continue JGGC in a jurisdiction outside the Cayman Islands prior to the Business Combination. Accordingly, the Sponsor will continue to exert control at least until the completion of the Business Combination.

Even if JGGC consummates the Business Combination, the New PubCo Public Warrants may never be in the money, and they may expire worthless.

The exercise price for the New PubCo Public Warrants will be $11.50 per share, subject to adjustment, which exceeds the market price of JGGC Class A Ordinary Shares, which was $[●] per share based on the closing price on [●], 2023. There can be no assurance that the New PubCo Public Warrants will ever be in the money prior to their expiration and, as such, the New PubCo Public Warrants may expire worthless.

JGGC may amend the terms of the JGGC Warrants in a manner that may be adverse to holders of JGGC Public Warrants with the approval by the holders of at least 50% of the then-outstanding JGGC Public Warrants. As a result, the exercise price of shareholders’ warrants could be increased, the exercise period could be shortened and the number of JGGC Class A Ordinary Shares purchasable upon exercise of a JGGC Public Warrant could be decreased, all without shareholder approval.

The JGGC Warrants were issued in registered form under the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and JGGC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties thereunder may deem necessary or desirable and that such parties deem to not adversely affect the rights of the registered holders of JGGC Warrants. The warrant agreement may be amended with the vote or written consent of the holders of at least 50% of the then-outstanding JGGC Public Warrants and JGGC Private Placement Warrants, voting together as a single class, to allow for the JGGC Warrants to be classified as equity in JGGC’s financial statements. The approval by the holders of at least 50% of the then-outstanding JGGC Public Warrants is required to make any other amendment or change that adversely affects the interests of the registered holders of JGGC Public Warrants. Accordingly, JGGC may amend the terms of the JGGC Public Warrants in a manner adverse to a holder if holders of at least 50% of the then-outstanding JGGC Public Warrants approve of such amendment and, solely with respect to any amendment to the terms of the JGGC Private Placement Warrants or any provision of the warrant agreement with respect to the JGGC Private Placement Warrants, 50% of the number of the then outstanding JGGC Private Placement Warrants. Although JGGC’s ability to amend the terms of the JGGC Public Warrants with the consent of at least 50% of the then-outstanding JGGC Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash, shorten the exercise period or decrease the number of JGGC Class A Ordinary Shares purchasable upon exercise of a warrant.

New PubCo will have the ability to redeem shareholders’ unexpired New PubCo Converted Warrants prior to their exercise at a time that is disadvantageous to shareholders, thereby making the New PubCo Converted Warrants worthless.

New PubCo will have the ability to redeem outstanding New PubCo Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the New PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period commencing at any time after the warrants become exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date New PubCo gives notice of redemption and during the entire period thereafter until the time New PubCo redeems the warrants, it has an effective registration statement under the Securities Act covering the New PubCo Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by New PubCo, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the New PubCo Public Warrants could force holders of New PubCo Public Warrants (i) to exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) to sell their New PubCo Public Warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants. None of the New PubCo Private Warrants will be redeemable by New PubCo so long as they are held by the Sponsor or its permitted transferees.

In addition, New PubCo will have the ability to redeem the New PubCo Converted Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of New PubCo Ordinary Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of New PubCo Securities—Warrants—New PubCo Public Warrants—Anti-Dilution Adjustments” for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of New PubCo Ordinary Shares determined based on the redemption date and the fair market value of New PubCo Ordinary Shares. Please see “Description of New PubCo Securities—Warrants—New PubCo Public Warrants—Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $10.00.”The value received upon exercise of the New PubCo Converted Warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the New PubCo Converted Warrants, including because the number of ordinary shares received is capped at 0.361 JGGC Class A Ordinary Shares per warrant (subject to adjustment) irrespective of the remaining life of the New PubCo Converted Warrants.

The JGGC Rights and JGGC Warrants may have an adverse effect on the market price of JGGC Class A Ordinary Shares and make it more difficult to effectuate the Business Combination.

JGGC issued 23,000,000 JGGC Rights entitling the holder thereof to receive one-twelfth (1/12) of one JGGC Class A Ordinary Share upon the consummation of JGGC’s initial business combination and JGGC Public Warrants to purchase 11,500,000 JGGC Class A Ordinary Shares as part of the JGGC Units offered in its IPO and, simultaneously with the closing of the its IPO, JGGC issued in a private placement an aggregate of 12,450,000 JGGC Private Placement Warrants, each exercisable to purchase one JGGC Class A Ordinary Share at $11.50 per share, subject to adjustment. In addition, if the Sponsor, its affiliates or a member of JGGC’s management team makes any working capital loans, such persons may convert up to an aggregate of $1,500,000 of such loans into up to an additional 1,500,000 private placement warrants, at the price of $1.00 per warrant.

To the extent JGGC issues ordinary shares for any reason, including to effectuate its initial business combination, the potential for the issuance of a substantial number of additional JGGC Class A Ordinary Shares upon exercise of these warrants could make JGGC a less attractive acquisition vehicle to a target business. Such warrants, when exercised, will increase the number of issued and outstanding JGGC Class A Ordinary Shares and reduce the value of JGGC Class A Ordinary Shares issued to complete the business combination transaction. Therefore, JGGC’s warrants may make it more difficult or costly to effectuate its initial business combination (including the Business Combination).

A provision of JGGC’s warrant agreement may make it more difficult for it to complete its initial business combination.

Unlike some other blank check companies, if (i) JGGC issues additional JGGC Class A Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at a newly issued price of less than $9.20 per ordinary share (the “Newly Issued Price”), (ii) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of JGGC’s initial business combination on the date of the consummation of JGGC’s initial business combination (net of redemptions), and (iii) the volume weighted average trading price of JGGC Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which JGGC consummates its initial business combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger prices will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price. This may make it more difficult for JGGC to complete the Business Combination with GLAAM, or any other target business.

If a shareholder fails to receive notice of JGGC’s offer to redeem JGGC’s Public Shares in connection with the Business Combination, or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

JGGC will comply with the proxy rules when conducting redemptions in connection with the Business Combination. Despite JGGC’s compliance with these rules, if a shareholder fails to receive JGGC’s proxy solicitation, such shareholder may not become aware of the opportunity to redeem its Public Shares. In addition, this proxy statement/prospectus describes the various procedures that must be complied with in order to validly redeem or tender Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

JGGC’s shareholders will experience immediate dilution due to the issuance of New PubCo Ordinary Shares pursuant to the Business Combination Agreement. Having a minority share position will likely reduce the influence that JGGC’s current shareholders have on the management of New PubCo.

JGGC anticipates that, upon consummation of the Business Combination, in the “No Redemption Scenario,” which assumes that none of JGGC’s existing shareholders exercise their redemption rights and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, the Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 1.3%, 34.8%, 47.9%, 4.0% and 12.0%, respectively, of the issued and outstanding share capital of New PubCo.

In addition, it is anticipated that, upon consummation of the Business Combination, in the “Interim Redemption Scenario,” which assumes that 11,500,000 of JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per JGGC

Class A Ordinary Share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing), and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, JGGC’s Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 1.7%, 43.4%, 29.9%, 5.0% and 20.0%, respectively, of the issued and outstanding share capital of New PubCo.

In addition, it is anticipated that, upon consummation of the Business Combination, in the “Maximum Redemption Scenario,” which assumes that 23,000,000 of JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per JGGC Class A Ordinary Share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing), and subject to the other assumptions set forth in the accompanying proxy statement/prospectus under “Presentation of Certain Assumptions Relating to the Business Combination,” the GLAAM Founders, GLAAM’s other existing shareholders, JGGC’s Public Shareholders, JGGC’s rights holders and the Sponsor together with the current independent directors of JGGC, will own approximately 2.6%, 66.8%, 0.0%, 7.7% and 23.0%, respectively, of the issued and outstanding share capital of New PubCo.

The percentages referred to above do not include any other transactions that may be entered into after the date of the accompanying proxy statement/prospectus or any exercise or conversion of the New PubCo Converted Warrants, the New PubCo Founder Warrants. If any Equity Financing Arrangements (including any PIPE Investment) are entered into in connection with the Business Combination, or if any of the other assumptions are not true, these percentages will be different. You should read “The Business Combination Agreement—Ownership of, and Voting Rights in, New PubCo Following the Business Combination” and “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus for further information.

The nominal purchase price paid by the Sponsor for the Founder Shares may significantly dilute the implied value of shareholders’ Public Shares in the event JGGC completes an initial business combination. In addition, the value of the Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event JGGC completes an initial business combination, even if the business combination causes the trading price of JGGC’s Class A ordinary share to materially decline.

The Sponsor invested an aggregate of $12,475,000 in JGGC in connection with JGGC’s IPO and the private placement, comprised of the $25,000 purchase price for the Founder Shares and the $12,450,000 purchase price for the JGGC Private Placement Warrants. JGGC offered the JGGC Units to the public at an offering price of $10.00 per JGGC Unit, and the amount in JGGC’s Trust Account was $10.35 per Public Share as of December 31, 2022, and is currently expected to be about $10.60 per Public Share, implying an initial value of $7.65 per Public Share. However, because the Sponsor contributed only a nominal amount of approximately $0.004 per share for the Founder Shares, the value of JGGC’s shareholders’ Public Shares may be significantly diluted as a result of the automatic conversion of the Founder Shares upon the completion of its initial business combination (including the Business Combination).

The following table shows JGGC’s Public Shareholders’ and the Sponsor’s investment per share and how these compare to the implied value of one JGGC Class A Ordinary Share upon the completion JGGC’s initial business combination. The following table assumes that (i) JGGC’s valuation is $234,600,000 (which was the amount in the Trust Account after JGGC’s IPO), (ii) no interest was or is earned on the funds held in the Trust Account, (iii) no Public Shares are redeemed in connection with JGGC’s initial business combination, (iv) the vesting of the 25% of the Founder Shares subject to vesting and (v) all Founder Shares are held by JGGC’s initial shareholders upon completion of its initial business combination, and does not take into account other potential impacts on JGGC’s valuation at the time of the initial business combination such as (a) the value of the JGGC Public Warrants and JGGC Private Placement Warrants, (b) the trading price of JGGC Class A Ordinary Shares,

(c) the initial business combination transaction costs, (d) any equity issued or cash paid to the target’s sellers, (e) any equity issued to other third party investors, or (t) the target’s business itself.

JGGC Class A Ordinary Shares held by Public Shareholders	23,000,000 shares
JGGC Class B Ordinary Shares held by JGGC’s initial shareholders	7,666,667 shares
Total ordinary shares	30,666,667 shares
Total funds in trust at the initial business combination	$234,600,000
Public Shareholders’ investment per JGGC Class A Ordinary Share(1)	$10.00
the Sponsor’s investment per JGGC Class B Ordinary Share(2)	$0.004
Implied value per JGGC Class A Ordinary Share upon the initial business combination(3)	$7.65

(1)	While the Public Shareholders’ investment is in both the Public Shares and the JGGC Public Warrants, for purposes of this table, the full investment amount is ascribed to the Public Shares only.
(2)

The Sponsor’s total investment in the equity of JGGC, inclusive of the Founder Shares and the JGGC Private Placement Warrants, is $12,475,000. For purposes of this table, the full investment amount is ascribed to the Founder Shares only.

(3)

All Founder Shares held by the initial shareholders would automatically convert into JGGC Class A Ordinary Shares upon completion of JGGC’s initial business combination. Any redemptions of Public Shares in connection with JGGC’s initial business combination would further reduce the implied value per JGGC Class A Ordinary Share.

Based on these assumptions, each JGGC Class A ordinary share would have an implied value of $7.65 per share upon completion of JGGC’s initial business combination, representing a 23.5% decrease from the initial implied value of $10.00 per Public Share. While the implied value of $7.65 per JGGC Class A Ordinary Share upon completion of JGGC’s initial business combination would represent a dilution to JGGC’s Public Shareholders, this would represent a significant increase in value for the Sponsor relative to the price it paid for each founder share. At $7.65 per share, the 7,666,667 JGGC Class A Ordinary Shares that the initial shareholders would own upon completion of JGGC’s initial business combination (after automatic conversion of the Founder Shares) would have an aggregate implied value of $58,573,336. As a result, even if the trading price of JGGC’s Class A ordinary share significantly declines, the value of the Founder Shares held by JGGC’s initial shareholders will be significantly greater than the amount the Sponsor paid to purchase such shares. In addition, the Sponsor could potentially recoup its entire investment in JGGC even if the trading price of JGGC Class A Ordinary Shares after the initial business combination is as low as $1.00 per share. As a result, the Sponsor is likely to earn a substantial profit on its investment in JGGC upon disposition of JGGC Class A Ordinary Shares even if the trading price of JGGC Class A Ordinary Shares declines after JGGC completes its initial business combination. The Sponsor may therefore be economically incentivized to complete an initial business combination with a riskier, weaker-performing or less-established target business than would be the case if the Sponsor had paid the same per share price for the Founder Shares as JGGC’s Public Shareholders paid for their Public Shares.

This dilution would increase to the extent that the anti-dilution provisions of the Founder Shares result in the issuance of JGGC Class A Ordinary Shares on a greater than one-to-one basis upon conversion of the Founder Shares at the time of JGGC’s initial business combination and would become exacerbated to the extent that Public Shareholders seek to redeem their Public Shares. In addition, because of the anti-dilution protection in the Founder Shares, any equity or equity-linked securities issued in connection with JGGC’s initial business combination would be disproportionately dilutive to JGGC Class A Ordinary Shares.

The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal.

The Sponsor, officers and directors have interests in and arising from the Business Combination that are different from or in addition to, and which may conflict with, the interests of JGGC’s Public Shareholders, which may result in a conflict of interest. These interests include:

•	that the Sponsor, officers and directors will hold New PubCo Ordinary Shares following the Business Combination;

•

that the Sponsor paid an aggregate of $25,000 for its Founder Shares and $12,450,000 for its JGGC Private Placement Warrants and that such securities should have a significantly higher value at the time of the Business Combination and will have little or no value if JGGC does not complete an initial business combination (including the Business Combination);

•

that the Sponsor, officers and directors have waived their redemption rights with respect to their Founder Shares and Public Shares in connection with the Business Combination, and have waived their redemption and liquidation rights with respect to their Founder Shares if JGGC is unable to complete a business combination by August 10, 2023;

•

that the Sponsor or an affiliate of the Sponsor or certain of JGGC’s officers and directors may, but are not obligated to, loan JGGC funds as may be required to finance transaction costs in connection with an initial business combination (including the Business Combination), and any amounts outstanding under such loans will not be repaid from the Trust Account if JGGC is unable to complete an initial business combination by August 10, 2023;

•	the continued indemnification of JGGC’s current directors and officers and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may have influenced JGGC’s directors in making their recommendation that shareholders vote in favor of the Business Combination Proposal and the other proposals in this proxy statement/prospectus.

JGGC’s directors and officers have discretion in agreeing to changes or waivers to the terms of the Business Combination Agreement and related transactions, which may result in a conflict of interest when determining whether such changes or waivers are appropriate and in JGGC’s Public Shareholders’ best interest.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require JGGC to agree to amend the Business Combination Agreement, to consent to certain actions taken by GLAAM or to waive rights to which JGGC is entitled to under the Business Combination Agreement. These events could arise because of changes in GLAAM’s business, a request by GLAAM to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on GLAAM’s business and would entitle JGGC to terminate the Business Combination Agreement. In any of such circumstances, it would be at JGGC’s discretion, acting through JGGC’s board of directors, to consent to such a request or action or waive such rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus, including this “Risk Factors” section may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for the Public Shareholders and what he or she may believe is best for himself or herself in determining whether or not to take the requested action or waive JGGC’s rights. As of the date of this proxy statement/prospectus, JGGC does not believe there will be any requests, actions or waivers that JGGC’s directors and officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, JGGC will circulate a new or amended proxy statement/prospectus and resolicit its shareholders if changes to the terms of the Business Combination and other related transactions that would have a material impact on JGGC’s shareholders are required prior to the vote on the Business Combination Proposal.

JGGC’s initial shareholders, the Sponsor and members of JGGC’s management team have agreed to vote in favor of the Business Combination, regardless of how JGGC’s Public Shareholders vote.

JGGC’s initial shareholders currently own, on an as-converted basis, 25% of the outstanding JGGC Ordinary Shares. Of these shares, 25% will vest only if the closing price of New PubCo Ordinary Shares on Nasdaq equals or exceeds $12.50 during the Specified Period. The Sponsor and members of its management team also may from time to time purchase JGGC Class A Ordinary Shares prior to JGGC’s initial business combination. JGGC’s Existing Governing Documents provide that it will complete its initial business combination only if JGGC obtains the approval of an ordinary resolution under Cayman Islands law, which in respect of JGGC, requires the affirmative vote of a majority of the shares represented in person or by proxy and voted at a general meeting of the company. A quorum for such meeting will be present if holders of one-third of the issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. As a result, in addition to JGGC’s initial shareholders’ Founder Shares, JGGC would need 7,666,668, or 33.3% (assuming all issued and outstanding shares are voted), or none (assuming only the minimum number of shares representing a quorum are voted), of the 23,000,000 Public Shares outstanding to be voted in favor of an initial business combination in order to have JGGC’s initial business combination approved. Accordingly, the agreement by the Sponsor and each member of JGGC’s management team to vote in favor of the Business Combination will increase the likelihood that JGGC will receive the requisite shareholder approval for such business combination.

The provisions of JGGC’s Existing Governing Documents that relate to the rights of holders of JGGC Class A Ordinary Shares (and corresponding provisions of the agreement governing the release of funds from JGGC’s Trust Account) may be amended with the approval of a special resolution which requires the affirmative vote of at least two-thirds of the shares by shareholders who attend and vote at a general meeting of JGGC, which is a lower amendment threshold than that of some other blank check companies. It may be easier for JGGC, therefore, to amend its Existing Governing Documents to facilitate the completion of an initial business combination that some of JGGC’s shareholders may not support.

Some other blank check companies have a provision in their charter which prohibits the amendment of certain of its provisions, including those which relate to the rights of a company’s shareholders, without approval by a certain percentage of the company’s shareholders. In those companies, amendment of these provisions typically requires approval by between 90% and 100% of the company’s shareholders. JGGC’s Existing Governing Documents provide that any of its provisions related to the rights of holders of JGGC Class A Ordinary Shares (including the requirement to not release net proceeds in the Trust Account except in specified circumstances, and to provide redemption rights to Public Shareholders as described herein) may be amended if approved by special resolution, which requires the affirmative vote of at least two-thirds of the shares by shareholders who attend and vote at a general meeting of the company, and corresponding provisions of the trust agreement governing the release of funds from JGGC’s Trust Account may be amended if approved by holders of at least 65% of JGGC’s ordinary shares; provided that the provisions of JGGC’s Existing Governing Documents governing the appointment or removal of directors prior to completion of the Business Combination may only be amended by a special resolution passed by not less than two-thirds of JGGC’s ordinary shares who attend and vote at JGGC’s general meeting which shall include the affirmative vote of a simple majority of JGGC Class B Ordinary Shares. JGGC’s initial shareholders and their permitted transferees, if any, who collectively beneficially own, on an as-converted basis, 25% of JGGC Class A Ordinary Shares, will participate in any vote to amend JGGC’s Existing Governing Documents and/or trust agreement and will have the discretion to vote in any manner they choose. As a result, JGGC may be able to amend the provisions of JGGC’s Existing Governing Documents which govern JGGC’s pre-business combination behavior more easily than some other blank check companies, and this may increase JGGC’s ability to complete a business combination with which you do not agree. JGGC’s shareholders may pursue remedies against JGGC for any breach of JGGC’s Existing Governing Documents.

The Sponsor, executive officers, directors and director nominees have agreed, pursuant to agreements with JGGC, that they will not propose any amendment to JGGC’s Existing Governing Documents (A) that would modify the substance or timing of JGGC’s obligation to provide holders of JGGC Class A Ordinary Shares the right to have their shares redeemed in connection with JGGC’s initial business combination or to redeem 100% of JGGC’s Public Shares if JGGC does not complete its initial business combination within the completion window or (B) with respect to any other provision relating to the rights of holders of JGGC Class A Ordinary Shares, unless JGGC provides its Public Shareholders with the opportunity to redeem JGGC Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to JGGC to pay its taxes, if any, divided by the number of the then outstanding Public Shares. JGGC’s shareholders are not parties to, or third-party beneficiaries of, these agreements and, as a result, will not have the ability to pursue remedies against the Sponsor, executive officers, directors or director nominees for any breach of these agreements. As a result, in the event of a breach, JGGC’s shareholders would need to pursue a shareholder derivative action, subject to applicable law.

JGGC’s Executive Officers, Directors, Security Holders and their Respective Affiliates may have competitive pecuniary interests that conflict with JGGC’s interests.

JGGC has not adopted a policy that expressly prohibits JGGC’s directors, executive officers, security holders or affiliates from having a direct or indirect pecuniary or financial interest in any investment to be acquired or disposed of by JGGC or in any transaction to which JGGC is a party or have an interest. JGGC does not have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by JGGC. Accordingly, such persons or entities may have a conflict between their interests and JGGC’s.

The personal and financial interests of JGGC’s directors and officers may have influenced their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, JGGC’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in JGGC’s shareholders’ best interest. If this were the case, it would be a breach of their fiduciary duties to JGGC as a matter of Cayman Islands law and JGGC or its shareholders might have a claim against such individuals for infringing on JGGC’s shareholders’ rights. See the section titled “Description of New PubCo Securities—Certain Differences in Corporate Law—Shareholders’ Suits” for further information on the ability to bring such claims. However, JGGC might not ultimately be successful in any claim JGGC may make against them for such reason.

JGGC expects to incur significant, non-recurring costs in connection with consummating the Business Combination and related transactions.

JGGC expects to incur significant, non-recurring costs in connection with consummating the Business Combination and other related transactions. JGGC will pay all fees, expenses and costs JGGC incurs or incurred on JGGC’s behalf in connection with the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), provided that if the Business Combination is consummated, New PubCo will pay all fees, expenses and costs incurred by or on behalf of JGGC, subject to certain limited exceptions, in connection with the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination). JGGC currently estimates that such transaction expenses will be approximately $[●] million.

If JGGC is unable to complete the Business Combination with GLAAM or another business combination by August 10, 2023, it will cease all operations except for the purpose of winding up its affairs, redeeming its outstanding Public Shares, dissolving and liquidating. In such event, third parties may bring claims against JGGC and, as a result, the proceeds held in the Trust Account could be reduced and the per-share liquidation price received by JGGC’s Public Shareholders could be less than $10.20 per share.

JGGC’s Existing Governing Documents provide that JGGC must complete the Business Combination or another business combination by August 10, 2023, or it must: (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to JGGC to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to approval by JGGC’s remaining shareholders and its board of directors, liquidate and dissolve subject in each case to JGGC’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to JGGC’s rights or warrants, which will expire worthless if JGGC fails to complete the Business Combination or another business combination by August 10, 2023.

In the event that JGGC does not consummate a business combination or obtain an extension by August 10, 2023, third parties may bring claims against JGGC for monies it owes for products or services provided to JGGC. Although certain vendors and service providers that JGGC has engaged and to which it owes money have agreed to waive any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they or other third parties who did not agree to such waiver will not seek recourse against the Trust Account notwithstanding such waiver.

Furthermore, there is no guarantee that a court will uphold the validity of such waiver. Accordingly, the proceeds held in the Trust Account could be subject to claims which could take priority over those of JGGC’s Public Shareholders. If JGGC is unable to complete the Business Combination or another business combination within the required time period, the Sponsor has agreed it will be personally liable to ensure that the proceeds in the Trust Account are not reduced below $10.20 per Public Share by the claims of target businesses, vendors or other entities to which JGGC owes money for services rendered or contracted for or products sold to JGGC, but only if such a vendor or prospective target business does not execute such a waiver. However, the Sponsor may not be able to meet such obligation. Therefore, the per share distribution from the Trust Account in such a situation may be less than $10.20 due to such claims.

Additionally, if JGGC is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against JGGC which is not dismissed, or if JGGC otherwise enters compulsory or court supervised liquidation, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per share distribution from the Trust Account may be less than $10.20.

If JGGC has not completed the Business Combination or another business combination within the completion window, JGGC’s Public Shareholders may be forced to wait beyond such completion window before redemption from its Trust Account.

If JGGC has not completed the Business Combination or another business combination within the completion window, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to JGGC to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of JGGC’s Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of JGGC’s Existing Governing Documents prior to any voluntary winding up. If JGGC is required to wind up, liquidate the Trust Account and distribute such amount therein, pro rata, to its Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Companies Act. In that case, shareholders may be forced to wait beyond the completion window before the redemption proceeds of JGGC’s Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. JGGC has no obligation to return funds to shareholders prior to the date of JGGC’s redemption or liquidation unless, prior thereto, JGGC consummates its initial business combination or amend certain provisions of Existing Governing Documents, and only then in cases where shareholders have sought to redeem their JGGC Class A Ordinary Shares. Only upon JGGC’s redemption or any liquidation will Public Shareholders be entitled to distributions if JGGC does not complete its initial business combination and does not amend certain provisions of its Existing Governing Documents. JGGC’s Existing Governing Documents provide that, if JGGC winds up for any other reason prior to the consummation of the Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

JGGC’s shareholders may be held liable for claims by third parties against it to the extent of distributions received by them upon redemption of their shares.

If JGGC is unable to complete the Business Combination with GLAAM or another business combination within the required time period, it must dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. JGGC cannot assure you that it will properly assess all claims that may be potentially brought against it, nor can JGGC assure you that third parties will not seek to recover from JGGC’s shareholders amounts owed to them by JGGC. As such, JGGC’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of JGGC’s shareholders may extend well beyond the third anniversary of the date of distribution.

If JGGC is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, JGGC was unable to pay JGGC’s debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by JGGC’s shareholders. Furthermore, JGGC’s directors may be viewed as having breached their fiduciary duties to JGGC or JGGC’s creditors and/or may have acted in bad faith, thereby exposing themselves and JGGC to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. JGGC cannot assure you that claims will not be brought against JGGC for these reasons.

If, after JGGC distributes the proceeds in the Trust Account to its Public Shareholders, it files a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against JGGC that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of JGGC’s board of directors may be viewed as having breached their fiduciary duties to JGGC’s creditors, thereby exposing the members of JGGC’s board of directors and JGGC to claims of punitive damages.

If, after JGGC distributes the proceeds in the Trust Account to its Public Shareholders, JGGC files a bankruptcy or winding-up or insolvency petition or an involuntary bankruptcy or winding-up or insolvency petition is filed against JGGC that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by JGGC’s shareholders. In addition, JGGC’s board of directors may be viewed as having breached its fiduciary duty to JGGC’s creditors and/or having acted in bad faith, thereby exposing itself and JGGC to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. JGGC and its directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of JGGC’s share premium account while JGGC was unable to pay JGGC’s debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of $18,292.68 and imprisonment for five years in the Cayman Islands.

JGGC’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to JGGC’s Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in the value of the trust assets, in each case net of the interest that may be withdrawn to pay JGGC’s tax obligations, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, JGGC’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While JGGC currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to JGGC, it is possible that JGGC’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If JGGC’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to JGGC’s Public Shareholders may be reduced below $10.20 per Public Share.

Actions taken by JGGC’s initial shareholders and its officers and directors to increase the likelihood of approval of the Business Combination Proposal and the other proposals presented in this proxy statement/prospectus could have a depressive effect on the price of JGGC Class A Ordinary Shares.

At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding JGGC or JGGC’s securities, JGGC’s initial shareholders, and its directors, officers and their respective affiliates may enter into agreements to purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or enter into transactions with such investors and others to provide them with incentives to acquire JGGC Class A Ordinary Shares or vote their shares in favor of the Business Combination Proposal. As of the date of this proxy statement/prospectus, no such arrangement has been made with an existing investor. While the exact nature of any other incentive arrangements that may be entered into in the future has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by JGGC’s initial shareholders for nominal value. The purpose of such purchases and other transactions would be to increase the likelihood that the Business Combination Proposal is approved and to decrease the likelihood that holders request redemption of Public Shares. Entering into any such arrangements may have a depressive effect on the price of the JGGC Class A Ordinary Shares. For example, if as a result of these arrangements an investor or holder purchases shares for nominal value, the investor or holder may be more likely to sell such shares immediately following the closing of the Business Combination for a price below market value.

The unaudited pro forma financial information included in this proxy statement/prospectus may not be indicative of what the combined company’s actual financial position or results of operations would have been.

The unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

JGGC’s ability to successfully effect the Business Combination and New PubCo’s success thereafter will depend largely upon the efforts of certain key personnel, including the key personnel of JGGC and GLAAM. The loss of such key personnel could adversely affect the operations and profitability of New PubCo.

JGGC’s ability to recognize certain benefits of the Business Combination and New PubCo’s success following the Business Combination will depend upon the efforts of certain key personnel. The unexpected loss of key personnel may adversely affect the operations and profitability of New PubCo. In addition, New PubCo’s future success will depend in part on its ability to identify and retain key personnel to succeed senior management. Furthermore, while JGGC has closely scrutinized the skills, abilities and qualifications of the key GLAAM personnel that will be employed by New PubCo, JGGC’s assessment may not prove to be correct. If such personnel do not possess the skills, qualifications or abilities JGGC expects or those necessary to manage a public company, the operations and profitability of New PubCo’s business may be negatively impacted. Such individuals may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New PubCo to have to expend time and resources helping them become familiar with such requirements.

JGGC’s Existing Governing Documents waived any interest or expectancy that JGGC has in corporate opportunities that may be presented to JGGC’s officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are JGGC’s or JGGC’s subsidiaries’ employees. As a result, these persons will not be required to offer certain business opportunities to JGGC and may engage in business activities that compete with JGGC.

JGGC’s Existing Governing Documents waive the corporate opportunities doctrine in effect by providing that: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) JGGC renounces any interest or expectancy in, or in being offered any opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer on the one hand, and JGGC, on the other, unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that JGGC is able to complete on a reasonable basis. In addition, JGGC’s Existing Governing Documents contain provisions to exculpate and indemnify, to the maximum extent permitted by law, such persons in respect of any liability, obligation or duty to JGGC that may arise as a consequence of such persons becoming aware of any business opportunity or failing to present such business opportunity. See “Business of JGGC — Conflicts of Interest” for more information.

Under the Business Combination Agreement, JGGC has no right to seek indemnification from GLAAM following the Business Combination.

The representations, warranties and covenants made by GLAAM in the Business Combination Agreement do not survive closing and are not subject to indemnification. As a result, if GLAAM is found to have breached any of its representations, warranties or covenants contained in the Business Combination Agreement, other than those covenants that by their terms survive the closing or are to be performed in whole or in part at or after the closing of the Business Combination, JGGC will have no recourse against them.

Members of JGGC’s management team and board of directors have significant experience as founders, board members, officers, executives or employees of other companies. Certain of those persons have been, may be, or may become, involved in litigation, investigations or other proceedings, including related to those companies or otherwise. The defense of these matters could be time-consuming and could divert JGGC’s management’s attention, and may have an adverse effect on JGGC, which may impede JGGC’s and GLAAM’s ability to consummate the Business Combination.

During the course of their careers, members of JGGC’s management team and board of directors have gained significant experience as founders, board members, officers, executives or employees of other companies.

As a result of their involvement and positions in these companies, certain of those persons have been, may be or may in the future become involved in litigation, investigations or other proceedings, including relating to the business affairs of such companies, transactions entered into by such companies, or otherwise. Individual members of JGGC’s management team and board of directors also may become involved in litigation, investigations or other proceedings involving claims or allegations related to or as a result of their previous personal conduct, either in their capacity as a corporate officer or director or otherwise, and may be personally named in such actions and potentially subject to personal liability as a result of their previous individual conduct or otherwise. Any such liability may or may not be covered by insurance and/or indemnification, depending on the facts and circumstances. The defense or prosecution of these matters could be time-consuming. Any litigation, investigations or other proceedings involving JGGC’s may divert the attention and resources of JGGC’s management team and board of directors away from its business operations, negatively affect JGGC’s reputation and restrict its ability to raise capital or to enter into commercial arrangements, all of which may impede JGGC and GLAAM’s ability to complete the Business Combination.

Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for JGGC to complete the Business Combination.

In recent months, the market for directors and officers liability insurance for special purpose acquisition companies has changed in ways adverse to JGGC and its management team. Fewer insurance companies are offering quotes for directors and officers liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. These trends may continue into the future.

The increased cost and decreased availability of directors and officers liability insurance could make it more difficult and more expensive for JGGC to complete the Business Combination. In order to obtain directors and officers liability insurance or modify its coverage as a result of becoming a public company, New PubCo might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors and officers liability insurance could have an adverse impact on the New PubCo’s ability to attract and retain qualified officers and directors.

In addition, even after JGGC were to complete the Business Combination, its directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect JGGC’s directors and officers, New PubCo may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for New PubCo, and could interfere with or frustrate JGGC’s ability to consummate the Business Combination on terms favorable to JGGC’s investors.

Risks Related to the Redemption

The ability of JGGC’s Public Shareholders to exercise redemption rights with respect to a large number of JGGC Class A Ordinary Shares could increase the probability that the Business Combination would be unsuccessful and that shareholders would have to wait for liquidation in order to redeem their shares, which may not allow JGGC to complete the most desirable business combination or optimize its capital structure.

If the Business Combination Agreement requires JGGC to use a portion of the cash in the Trust Account to pay the purchase price, or requires JGGC to have a minimum amount of cash at closing, the probability that the Business Combination would be unsuccessful is increased. If the Business Combination is unsuccessful, shareholders would not receive their pro rata portion of the funds in the Trust Account until JGGC liquidates the Trust Account. If shareholders are in need of immediate liquidity, they could attempt to sell their shares in the open market; however, at such time JGGC’s shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, shareholders may suffer a material loss on their investment or lose the benefit of funds expected in connection with JGGC’s redemption until it liquidates or shareholders are able to sell their shares in the open market. Additionally, if a large number of shares are tendered or delivered for redemption, JGGC may need to restructure the transaction to reserve a greater portion of the cash in the Trust Account or arrange for additional third-party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. The above considerations may limit JGGC’s ability to complete the most desirable business combination available to JGGC or optimize JGGC’s capital structure.

Public Shareholders of JGGC, together with any affiliates of theirs or any other person with whom they are acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to 15% or more of JGGC’s Public Shares.

A Public Shareholder, together with any of its affiliates or any other person with whom it is acting in concert or as a “group,” will be restricted from exercising redemption rights with respect to an aggregate of 15% or more of JGGC’s Public Shares. Accordingly, if you hold 15% or more of the Public Shares and the Business Combination Proposal is approved, you will not be able to exercise redemption rights with respect to the full amount of your shares and may be forced to hold the shares in excess of 15% or sell them in the open market. If the Business Combination is consummated, the value of such excess shares may not appreciate over time and the market price of New PubCo Ordinary Shares may not exceed the per-share redemption price paid to JGGC’s Public Shareholders in connection with the Business Combination.

A shareholder’s decision as to whether to redeem its shares for a pro rata portion of the Trust Account may not put the shareholder in a better future economic position.

JGGC can give no assurance as to the price at which a shareholder may be able to sell his, her or its Public Shares in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, such as the Business Combination, may cause an increase in the combined company’s share price, and may result in a lower value realized upon redemption than a shareholder might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the Public Shares after the consummation of the Business Combination, and the risk that the shareholder may not be able, in the future to sell its shares for a greater amount than the redemption price described in this proxy statement/prospectus. A shareholder should consult his, her or its tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

There is uncertainty regarding the U.S. federal income tax consequences of the redemption to the U.S. Holders of Public Shares.

In the event that a U.S. Holder of Public Shares exercises such holder’s right to have such holder’s Public Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution under Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by the U.S. Holder (including any Public Shares constructively owned by the U.S. Holder as a result of, among other things, owning JGGC Rights or JGGC Public Warrants) relative to all of the shares of JGGC stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in JGGC or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also stock that is constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such

U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include Public Shares that could be acquired pursuant to JGGC Rights or the exercise of JGGC Public Warrants. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the IRS, there is uncertainty as to how a U.S. Holder who elects to exercise its redemption rights will be taxed in connection with the exercise of redemption rights. See “Material U.S. Federal Income Tax Considerations—Tax Considerations for U.S. Holders Exercising Redemption Rights.”

If JGGC’s shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of JGGC Class A Ordinary Shares for a pro rata portion of the funds held in JGGC’s Trust Account.

In order to exercise redemption rights, holders of Public Shares are required to, among other requirements, submit a request in writing and deliver their share certificates (either physically or electronically) to JGGC’s transfer agent at least two business days prior to the scheduled date of the Extraordinary General Meeting. Shareholders electing to redeem their Public Shares will receive their pro rata portion of the amount on deposit in the Trust Account as of two business days prior to the anticipated consummation of the Business Combination. See the section entitled “Extraordinary General Meeting of JGGC—Redemption Rights” for additional information on how to exercise your redemption rights. If you do not timely submit your redemption request and deliver your share certificates and comply with the other redemption requirements, you will not be entitled to redeem your shares of JGGC Class A Ordinary Shares.

Risks Related to New PubCo

New PubCo will incur increased costs as a result of operating as a public company.

Following the Business Combination, New PubCo will become a public company and will incur significant legal, accounting and other expenses that GLAAM did not incur as a private company. As a public company, New PubCo will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. New PubCo’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives and may not effectively or efficiently manage the transition into a public company. Moreover, New PubCo expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly. For example, such rules and regulations may make it more difficult and expensive for New PubCo to obtain director and officer liability insurance and New PubCo may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. New PubCo cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for New PubCo to attract and retain qualified persons to serve on the New PubCo board of directors, its board of directors’ committees or as executive officers.

Most members of New PubCo’s management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. The additional demands associated with being a public company may disrupt regular operations of New PubCo’s business by diverting the attention of some of its senior management team away from revenue producing activities to management and administrative oversight, adversely affecting New PubCo’s ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its businesses. New PubCo’s management team may not successfully or efficiently manage its transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors.

In addition, the public reporting obligations associated with being a public company in the United States may subject New PubCo to litigation as a result of increased scrutiny of its financial reporting. If New PubCo is involved in litigation regarding its public reporting obligations, this could subject New PubCo to substantial costs, divert resources and management attention from New PubCo’s business and seriously undermine New PubCo’s business.

Any of these effects could harm New PubCo’s business, financial condition and results of operations.

New PubCo will incur increased costs and become subject to additional regulations and financial reporting obligations in Korea as a result of becoming a newly public company.

Following the Business Combination, New PubCo will become a public company and will incur significant expenses that GLAAM did not incur as a private company. As a result of filing its securities regulation statement in Korea, New PubCo will be subject to reporting requirements and regulations in Korea, including submitting its business report on a quarterly basis.

New PubCo may not be able to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated.

GLAAM is not currently subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination and the transactions related thereto, New PubCo will be required to provide management’s attestation on internal controls in connection with New PubCo’s second annual report on Form 20-F following consummation of the Business Combination. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of GLAAM as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New PubCo is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of New PubCo Ordinary Shares.

As a foreign private issuer and a company treated as an “emerging growth company” for certain purposes, New PubCo will have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and a company treated as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) for certain purposes, New PubCo will be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, New PubCo is not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, New PubCo may rely on exemptions from certain U.S. rules which will permit New PubCo to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure (“Regulation FD”), aimed at preventing issuers from making selective disclosures of material information, although New PubCo will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation FD. As a result of the above, even though New PubCo is required to file reports on Form 6-K disclosing the limited information which New PubCo has made or is required to make public pursuant to Cayman Islands law, or is required to distribute to shareholders generally, and that is material to New PubCo, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as a company treated as an emerging growth company for certain purposes, New PubCo will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, New PubCo is permitted to, and may take advantage of, certain exemptions that allow it to comply with reduced disclosure obligations in this proxy statement/prospectus that are applicable to other public companies that are not emerging growth companies. As a result, its shareholders may not have access to certain information that they deem important. Accordingly, the information about New PubCo available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Moreover, New PubCo is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. New PubCo currently prepares its financial statements in accordance with IFRS. New PubCo will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS, as issued by the IASB.

New PubCo cannot predict if investors will find New PubCo Ordinary Shares less attractive because New PubCo will rely on certain of these exemptions. If some investors find New PubCo Ordinary Shares less attractive as a result, there may be a less active trading market for New PubCo Ordinary Shares and New PubCo’s share price may be more volatile.

New PubCo may lose its foreign private issuer status, which would then require New PubCo to comply with the Exchange Act’s domestic reporting regime and cause New PubCo to incur significant legal, accounting and other expenses.

In order to maintain its current status as a foreign private issuer, either (a) more than 50% New PubCo’s ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of New PubCo’s executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of New PubCo’s assets must be located outside of United States; and (3) New PubCo’s business must be administered principally outside the United States. If New PubCo loses this status, New PubCo would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. New PubCo may also be required to make changes in its corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to New PubCo under U.S. securities laws if it is required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs New PubCo will incur as a foreign private issuer.

As a foreign private issuer, New PubCo is permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of New PubCo Ordinary Shares.

Section 5605 of the Nasdaq listing rules requires listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, New PubCo is permitted to follow, and New PubCo may follow, home country practice in lieu of certain of the above requirements. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to U.S. domestic public companies. See “New PubCo Management Following the Business Combination—Corporate Governance Practices.”

There will be differences between your current rights as a holder of JGGC Class A Ordinary Shares and the rights you will have as a holder of New PubCo Ordinary Shares, some of which may adversely affect you.

Upon completion of the Business Combination, JGGC Class A shareholders will no longer be shareholders of JGGC, but will be shareholders of New PubCo. There will be differences between the current rights of JGGC shareholders and the rights you will have as a holder of New PubCo Ordinary Shares and New PubCo Converted Warrants, some of which may adversely affect you. For a more detailed discussion of the differences in the rights of JGGC Shareholders and New PubCo shareholders, see the section entitled “Questions and Answers About the Business Combination—What differences will there be between the Proposed Governing Documents and the Existing Governing Documents that JGGC Shareholders will consider at the Extraordinary General Meeting?”

Upon completion of the Business Combination, JGGC shareholders will become New PubCo shareholders, JGGC warrantholders will become holders of New PubCo Converted Warrants and the market price for the New PubCo Ordinary Shares may be affected by factors different from those that historically have affected JGGC.

Upon completion of the Business Combination, JGGC shareholders will become New PubCo shareholders and JGGC warrantholders will become holders of New PubCo Converted Warrants, which may be exercised to acquire New PubCo Ordinary Shares. New PubCo’s business differs from that of JGGC, and, accordingly, the results of operations of New PubCo will be affected by some factors that are different from those currently affecting the results of operations of JGGC. JGGC is a special purpose acquisition company incorporated in the Cayman Islands that is not engaged in any operating activity, directly or indirectly. New PubCo is an exempted company incorporated in the Cayman Islands and, after the consummation of the Business Combination, its subsidiaries (including GLAAM) will be engaged in the architectural media glass industry. New PubCo’s business and results of operations will be affected by operating, industry and regional risks to which JGGC was not exposed. For a discussion of the future business of New PubCo, currently conducted and proposed to be conducted by GLAAM, see “GLAAM’s Business.”

Following the consummation of the Business Combination, New PubCo Warrants will become exercisable for New PubCo Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to its shareholders.

New PubCo Warrants to purchase New PubCo Ordinary Shares will become exercisable in accordance with the terms of the agreement governing those securities. Assuming the Business Combination closes, New PubCo Warrants will become exercisable 30 days after the completion of the Business Combination. The exercise price of New PubCo Warrants will be $11.50 per share. To the extent New PubCo Warrants are exercised, additional New PubCo Ordinary Shares will be issued, which will result in dilution to the holders of New PubCo Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that New PubCo Warrants may be exercised could adversely affect the market price of New PubCo Ordinary Shares. However, there is no guarantee that the New PubCo Warrants will ever be in the money prior to their expiration, and as such, New PubCo Warrants may expire worthless.

Following the Business Combination, New PubCo’s ability to meet expectations and projections in any research or reports published by securities or industry analysts, or a lack of coverage by securities or industry analysts, could result in a depressed market price and limited liquidity for its ordinary shares. Additionally, if securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about New PubCo’s business, the price of New PubCo Ordinary Shares and New PubCo trading volume could decline.

The trading market for New PubCo’s ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about New PubCo or New PubCo’s business, market, or its competitors. If no securities or industry analysts commence coverage of New PubCo, its ordinary share price would likely be less than that which would be obtained if it had such coverage and the liquidity, or trading volume of its ordinary shares may be limited, making it more difficult for a shareholder to sell shares at an acceptable price or amount. If any analysts do cover New PubCo, their projections may vary widely and may not accurately predict the results it actually achieves. New PubCo’s ordinary share price may decline if its actual results do not match the projections of research analysts covering it. Similarly, if one or more of the analysts who write reports on New PubCo downgrades its ordinary shares or publishes inaccurate or unfavorable research about its business, its ordinary share price could decline. If one or more of these analysts ceases coverage of New PubCo or fails to publish reports on it regularly, its share price or trading volume could decline. Additionally, if one or more of the analysts who cover New PubCo downgrade New PubCo Ordinary Shares or publish inaccurate or unfavorable research about New PubCo’s business, the price of New PubCo Ordinary Shares would likely decline.

Future resales of a substantial number of New PubCo Ordinary Shares in the public market following the Business Combination, or the perception that such sales could occur, could cause the price of New PubCo Ordinary Shares to decline.

The market price of New PubCo Ordinary Shares could decline as a result of substantial sales of New PubCo Ordinary Shares, particularly sales by New PubCo directors, executive officers and significant shareholders, a large number of ordinary shares becoming available for sale or the perception in the market that such sales could occur. Upon the closing of the Business Combination, we expect to have approximately [●] ordinary shares outstanding (assuming no redemptions of Public Shares). Subject to the lock-up agreements described below, the ordinary shares sold in the Business Combination will be freely tradable without restriction or further registration under the Securities Act by persons other than New PubCo affiliates within the meaning of Rule 144 of the Securities Act. New PubCo shareholders or entities controlled by them or their permitted transferees will, subject to the lockup agreements described below, be able to sell their ordinary shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If any of New PubCo shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their ordinary shares, the market price of New PubCo Ordinary Shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of New PubCo Ordinary Shares to decline.

Substantial future sales, or the perception of future sales, of New PubCo Ordinary Shares could cause the market price of New PubCo Ordinary Shares to decline, even if its business is doing well.

Pursuant to the Registration Rights Agreement, the RRA Parties have agreed that, during the applicable lock-up period (beginning on the date of Closing and ending on the 180th day thereafter) such RRA Party will not, directly or indirectly (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b)will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective New PubCo Ordinary Shares. See the section of this proxy statement/prospectus titled “Certain Agreements Related to the Business Combination—Registration Rights Agreement.”

Further the Registration Rights Agreement provides that the RRA Parties will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective New PubCo Ordinary Shares. See the section of this proxy statement/prospectus titled “Certain Agreements Related to the Business Combination—Registration Rights Agreement.”

Upon expiration of the applicable lock-up period and upon the effectiveness of any registration statement that New PubCo files pursuant to the above-referenced Registration Rights Agreement, in a registered offering of securities pursuant to the Securities Act or otherwise in accordance with Rule 144 under the Securities Act, the New PubCo shareholders may sell large amounts of New PubCo Ordinary Shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in the trading price of the New PubCo Ordinary Shares or putting significant downward pressure on the trading price of the New PubCo Ordinary Shares. Further, sales of New PubCo Ordinary Shares upon expiration of the applicable lock-up period could encourage short sales by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. As such, short sales of New PubCo Ordinary Shares could have a tendency to depress the price of the New PubCo Ordinary Shares, which could increase the potential for short sales.

We cannot predict the size of future issuances of New PubCo Ordinary Shares or the effect, if any, that future issuances and sales of shares of New PubCo Ordinary Shares will have on the market price of the New PubCo Ordinary Shares. Sales of substantial amounts of New PubCo Ordinary Shares (including those shares issued in connection with the Business Combination), or the perception that such sales could occur, may materially and adversely affect prevailing market prices of New PubCo Ordinary Shares.

A market for New PubCo Ordinary Shares may not develop, which would adversely affect the liquidity and price of New PubCo Ordinary Shares.

An active trading market for New PubCo Ordinary Shares may never develop or, if developed, it may not be sustained. You may be unable to sell your New PubCo Ordinary Shares unless a market can be established and sustained. This risk will be exacerbated if there is a high level of redemptions of Public Shares in connection with the Closing of the Business Combination.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because New PubCo is incorporated under the laws of the Cayman Islands, New PubCo conducts substantially all of its operations, and a majority of its directors and executive officers reside, outside of the United States.

New PubCo is an exempted company limited by shares incorporated under the laws of the Cayman Islands, and following the Business Combination, will conduct a majority of its operations through its subsidiaries outside the United States. Substantially all of New PubCo’s assets are located outside the United States. A majority of New PubCo’s officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it could be difficult or impossible for you to bring an action against New PubCo or against these individuals outside of the United States in the event that you believe that your rights have been infringed upon under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Korea could render you unable to enforce a judgment against New PubCo’s assets or the assets of New PubCo’s directors and officers.

New PubCo’s corporate affairs will be governed, following the Business Combination, by the Proposed Governing Documents, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against New PubCo’s directors, actions by minority shareholders and the fiduciary responsibilities of New PubCo’s directors to New PubCo under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of New PubCo’s shareholders and the fiduciary responsibilities of New PubCo’s directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, New PubCo shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the New PubCo board of directors or controlling shareholders than they would as shareholders of a corporation incorporated in a jurisdiction in the United States.

While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation (by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

Shareholders of Cayman Islands exempted companies (such as New PubCo) have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. New PubCo’s directors will have discretion under the Proposed Governing Documents to determine whether or not, and under what conditions, New PubCo’s corporate records may be inspected by New PubCo shareholders, but are not obliged to make them available to New PubCo shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar.

It is not expected that New PubCo will pay dividends in the foreseeable future after the Business Combination.

It is expected that New PubCo will retain most, if not all, of its available funds and any future earnings after the Business Combination to fund the development and growth of its business. As a result, it is not expected that New PubCo will pay any cash dividends in the foreseeable future.

Following completion of the Business Combination, the New PubCo board of directors will have complete discretion as to whether to distribute dividends. Even if the New PubCo board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by New

PubCo from subsidiaries, New PubCo’s financial condition, contractual restrictions and other factors deemed relevant by the New PubCo board of directors. There is no guarantee that the New PubCo Ordinary Shares will appreciate in value after the Business Combination or that the trading price of the New PubCo Ordinary Shares will not decline.

The Proposed Governing Documents contain anti-takeover provisions that may discourage a third party from acquiring New PubCo and adversely affect the rights of holders of New PubCo Ordinary Shares.

The Proposed Governing Documents contain certain provisions that could limit the ability of others to acquire control of New PubCo, including provisions that:

•	Authorize New PubCo’s board of directors to issue, without further action by its shareholders, undesignated preferred shares with terms, rights and preferences;

•	impose advance notice requirements for shareholder proposals at annual general meetings;

•	limit its shareholders’ ability to call extraordinary general meetings; and

•

require approval from the holders of at least two-thirds in voting power of all outstanding shares who attend and voted at a general meeting of New PubCo to amend a provision of the Proposed Governing Documents.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change of control of New PubCo. These provisions could also make it more difficult for you and other shareholders of New PubCo to appoint directors of your choosing and cause New PubCo to take other corporate actions that you desire.

GLAAM has granted in the past, and New PubCo intends to grant in the future, share incentives, which may result in increased share-based compensation expenses.

In connection with the Business Combination, the New PubCo board of directors intends to adopt, and the JGGC shareholders are being asked to approve, the New PubCo Equity Plan, with effectiveness contingent on the consummation of the Business Combination. Initially, the maximum number of New PubCo Ordinary Shares that may be issued under the New PubCo Equity Plan after it becomes effective will have up to [●]% of the total number of New PubCo Ordinary Shares that are outstanding (on a fully diluted basis) upon consummation of the Business Combination. New PubCo believes the granting of share-based compensation is of significant importance to its ability to attract and retain key personnel and employees, and as such, after the consummation of the Business Combination, New PubCo will also grant share-based compensation and incur share-based compensation expenses. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on New PubCo’s business and results of operations. See “Business of GLAAM—Compensation” and “New PubCo Equity Plan Proposal.”

New PubCo is a Cayman Islands exempted company with limited liability. The rights of its shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

New PubCo is a Cayman Islands exempted company with limited liability. Its corporate affairs are governed, by the Proposed Governing Documents, the Companies Act and by the common law of the Cayman Islands. The rights of shareholders and the responsibilities of members of the New PubCo board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. The Proposed Governing Documents have varied this last obligation by providing that a director must disclose the nature of his or her interest in any contract or arrangement, and following such disclosure, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

United States civil liabilities and certain judgments obtained against New PubCo by New PubCo shareholders may not be enforceable.

New PubCo is a Cayman Islands exempted company and substantially all of its assets are located outside of the United States. In addition, the majority of the New PubCo directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against New PubCo and its officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands. Courts of the Cayman Islands are unlikely to: (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be given by a court of competent jurisdiction, final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (and awards of punitive or multiple damages may well be held to be contrary to public policy). In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

If the New PubCo Ordinary Shares or the New PubCo Warrants are not eligible for deposit and clearing within the facilities of the DTC, then transactions in the New PubCo Ordinary Shares or the New PubCo Warrants may be disrupted.

The facilities of the DTC are a widely used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. New PubCo expects that New PubCo Ordinary Shares or the New PubCo Warrants will be eligible for deposit and clearing within the DTC system. New PubCo expects to enter into arrangements with DTC whereby it will agree to indemnify DTC for stamp duty that may be assessed upon it as a result of its service as a depository and clearing agency for the New PubCo Ordinary Shares or the New PubCo Warrants. New PubCo expects these actions, among others, will result in DTC agreeing to accept the New PubCo Ordinary Shares or the New PubCo Warrants for deposit and clearing within its facilities.

DTC is not obligated to accept New PubCo Ordinary Shares or the New PubCo Warrants for deposit and clearing within its facilities in connection with the listing and, even if DTC does initially accept New PubCo Ordinary Shares or the New PubCo Warrants, it will generally have discretion to cease to act as a depository and clearing agency for New PubCo Ordinary Shares or the New PubCo Warrants.

If DTC determines at any time after the completion of the transactions and the listing that the New PubCo Ordinary Shares or the New PubCo Warrants were not eligible for continued deposit and clearance within its facilities, then New PubCo believes the New PubCo Ordinary Shares or the New PubCo Warrants would not be eligible for continued listing on a U.S. securities exchange and trading in New PubCo Securities would be disrupted. While New PubCo would pursue alternative arrangements to preserve its listing and maintain trading, any such disruption could have a material adverse effect on the market price of the New PubCo Ordinary Shares or the New PubCo Warrants.

The listing of New PubCo Securities on Nasdaq will not benefit from the process undertaken in connection with an underwritten initial public offering.

Upon the Closing, New PubCo intends to apply to list the New PubCo Ordinary Shares and New PubCo Warrants on Nasdaq under the symbols “[●]” and “[●],” respectively. Unlike an underwritten initial public offering of the securities, the initial listing of New PubCo’s securities as a result of the Business Combination will not benefit from the following:

•	the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed securities;

•	underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing; or

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underwriter due diligence review of the offering and potential liability for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel (consistent with applicable SEC rules and regulations currently in effect on the date hereof).

The lack of such a process in connection with the listing of New PubCo’s securities could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for New PubCo’s securities during the period immediately following the listing than in connection with an underwritten initial public offering.

The price of New PubCo Ordinary Shares may be volatile.

Following the consummation of the Business Combination, the price of New PubCo Ordinary Shares may fluctuate due to a variety of factors, including:

•	changes in the industries in which New PubCo and its customers operate;

•	developments involving New PubCo’s competitors;

•	changes in laws and regulations affecting its business;

•	variations in its operating performance and the performance of its competitors in general;

•	actual or anticipated fluctuations in New PubCo’s quarterly or annual operating results;

•	publication of research reports by securities analysts about New PubCo or its competitors or its industry;

•	the public’s reaction to New PubCo’s press releases, its other public announcements and its filings with the SEC;

•	actions by shareholders, including the sale by potential PIPE investors of any of their New PubCo Ordinary Shares;

•	additions and departures of key personnel;

•	commencement of, or involvement in, litigation involving the combined company;

•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of New PubCo Ordinary Shares available for public sale; and

•

general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism.

These market and industry factors may materially reduce the market price of New PubCo Ordinary Shares regardless of the operating performance of New PubCo.

Financial projections with respect to New PubCo may not prove to be reflective of actual future results.

In connection with the Business Combination, the JGGC’s board of directors considered, among other things, financial forecasts for New PubCo. These forecasts speak only as of the date made. These financial projections are subject to significant economic, competitive, industry and other uncertainties, including other risks discussed in this “Risk Factors” section, and may not be achieved in full, at all or within projected timeframes. The failure of New PubCo to achieve projected results could have a material adverse effect on the trading price of New PubCo Ordinary Shares and New PubCo’s financial position following the consummation of the Business Combination.

Estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which New PubCo competes achieves the forecasted growth, New PubCo’s business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts, including those JGGC and GLAAM have generated, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of New PubCo’s market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of companies covered by New PubCo’s market opportunity estimates will purchase New PubCo’s products at all or generate any particular level of revenue for New PubCo. Any expansion in New PubCo’s market depends on a number of factors, including the cost, performance, and perceived value associated with New PubCo’s platform and products and those of its competitors. Even if the market in which New PubCo competes meets the size estimates and growth forecasted, New PubCo’s business could fail to grow at similar rates, if at all. New PubCo’s growth is subject to many factors, including its success in implementing its growth strategies, which are subject to many risks and uncertainties. Accordingly, New PubCo’s forecasts of market growth should not be taken as indicative of its future growth.

If New PubCo’s performance following the Business Combination does not meet market expectations, the price of its securities may decline.

If New PubCo’s performance following the Business Combination does not meet market expectations, the price of New PubCo Ordinary Shares may decline. The market value of New PubCo Ordinary Shares at the time of the Business Combination may vary significantly from the price of JGGC Class A Ordinary Shares on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which JGGC’s shareholders vote on the Business Combination and, the value of New PubCo Ordinary Shares at the time of issuance may be higher or lower than the value of JGGC Class A Ordinary Shares on earlier dates. In addition, following the Business Combination, fluctuations in the price of New PubCo Ordinary Shares could contribute to the loss of all or part of shareholders’ investment. Prior to the Business Combination, there has not been a public market for the equity interests of GLAAM, and trading in JGGC Class A Ordinary Shares has not been active. Accordingly, the valuation ascribed to GLAAM and JGGC Class A Ordinary Shares in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New PubCo Ordinary Shares develops and continues following the Business Combination, the trading price of New PubCo Ordinary Shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond its control. Any of the factors listed below could have a material adverse effect on shareholders’ investment.

Factors affecting the trading price of New PubCo Ordinary Shares following the Business Combination may include:

•	actual or anticipated fluctuations in New PubCo’s quarterly financial results or the quarterly financial;

•	results of companies perceived to be similar to it;

•	changes in the market’s expectations about its operating results;

•	success of competitors;

•	New PubCo’s operating results failing to meet market expectations in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning New PubCo or its industry and market in general;

•	operating and share price performance of other companies that investors deem comparable to New PubCo;

•	New PubCo’s ability to market and enhance products on a timely basis (or at all);

•	changes in laws and regulations affecting its business;

•	commencement of, or involvement in, litigation involving New PubCo;

•	changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of New PubCo Ordinary Shares available for public sale;

•	any significant change in New PubCo’s board or management;

•	sales of substantial amounts of New PubCo Ordinary Shares by its directors, executive officers or significant shareholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, adverse conditions in capital markets and acts of war or terrorism.

Broad market and industry factors may depress the market price of New PubCo Ordinary Shares irrespective of its operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these shares, and of New PubCo’s securities, may not be predictable. A loss of investor confidence in the market for shares of companies in New PubCo’s industry or which investors perceive to be similar to New PubCo could depress its ordinary share price regardless of its business, prospects, financial conditions or results of operations. A decline in the market price of New PubCo Ordinary Shares also could adversely affect its ability to issue additional securities or obtain additional financing in the future.

Subsequent to the consummation of the Business Combination, New PubCo may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and share price, which could cause you to lose some or all of the shareholders’ investment.

Although JGGC has conducted a due diligence examination of GLAAM, it cannot make assurances that this examination revealed all material issues that may be present in GLAAM’s business, or that factors outside of JGGC’s and GLAAM’s control will not later arise. As a result, New PubCo may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if JGGC’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with JGGC’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on New PubCo’s liquidity, the fact that it reports charges of this nature could contribute to negative market perceptions about New PubCo or its securities. In addition, charges of this nature may cause New PubCo to violate net worth or other covenants to which it may be subject as a result of assuming any pre-existing debt or by virtue of any Financing Arrangement or be unable to obtain future financing on favorable terms or at all. Accordingly, any shareholders who do not redeem their shares in connection with the Business Combination could suffer a reduction in the value of their initial investment. Such shareholders are unlikely to have a remedy for such reduction in value.

New PubCo may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, New PubCo’s share price may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. New PubCo may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on its business, financial condition, results of operations and prospects. Any adverse determination in litigation could also subject New PubCo to significant liabilities.

Following the consummation of the Business Combination, New PubCo’s only significant asset will be its ownership interest in GLAAM. If the combined company’s business is not profitably operated, New PubCo may be unable to pay its shareholders dividends or make distributions or loans to enable New PubCo to pay any dividends on its ordinary shares or satisfy its other financial obligations.

Following the consummation of the Business Combination, New PubCo will have no direct operations and no significant assets other than its ownership interest in GLAAM. New PubCo will depend on profits generated by the combined company’s business for distributions, debt repayment and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, and to pay any dividends with respect to its ordinary shares. Legal and contractual restrictions in agreements governing the indebtedness of New PubCo, as well as the financial condition and operating requirements of New PubCo, may limit its ability to receive distributions from the combined company following the Business Combination.

JGGC was likely, and New PubCo may be or may become, a PFIC, which could result in adverse U.S. federal income tax consequences to U.S. Holders of JGGC Securities or New PubCo Securities, respectively.

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

If New PubCo (or its predecessor JGGC) is a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder, such U.S. Holder may be subject to adverse U.S. federal income tax consequences and additional reporting requirements.

Following the Merger, provided that the Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, New PubCo will be treated as the successor to JGGC for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC income and asset tests will be applied based on the assets and activities of the combined company. Based on the expected timing of the Business Combination and the anticipated assets and income of the combined company, New PubCo is not expected to be a PFIC for its taxable year ending December 31, 2023 or subsequent taxable years. However, New PubCo’s PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which is generally determined in large part by reference to the market price of the New PubCo Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurances regarding New PubCo’s PFIC status for its current taxable year or any future taxable year.

Additionally, because New PubCo is expected to be treated as the successor to JGGC for U.S. federal income tax purposes following the Merger, if JGGC was a PFIC during the holding period of a U.S. Holder, any New PubCo Ordinary Shares received in exchange for JGGC Class A Ordinary Shares or JGGC Right, as applicable, in the Business Combination (or on the exercise of New PubCo Warrants exchanged for JGGC Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if New PubCo is not a PFIC for its current taxable year or future taxable years. It is unclear whether JGGC will be eligible for the startup exception. If it is not eligible for the startup exception, based on the composition of its income and assets, JGGC will likely be considered a PFIC for the taxable years ended on December 31, 2021 and December 31, 2022. Absent certain elections, a determination that New PubCo is a PFIC (or, in the circumstances described above, that JGGC was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC.

For a more detailed discussion of the PFIC rules and the risks and tax consequences of PFIC classification to U.S. Holders of JGGC Securities or New PubCo Securities, please see the section entitled “U.S. Federal Income Tax Considerations—PFIC Considerations.” U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to such holders of JGGC Securities or New PubCo Securities.

EXTRAORDINARY GENERAL MEETING OF JGGC SHAREHOLDERS

For purposes of this section, “we,” “us” or “our” refer to JGGC, unless the context otherwise requires.

The JGGC Extraordinary General Meeting

We are furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by the JGGC board of directors for use at the Extraordinary General Meeting to be held on [●], and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our shareholders on or about [●], 2023. This proxy statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the Extraordinary General Meeting.

Date, Time and Place of Extraordinary General Meeting

The Extraordinary General Meeting will be held at [●], and online via live webcast, at [●], Eastern Time, on [●], 2023, or at such other time, on such other date and at such other place to which the meeting may be adjourned or postponed. The JGGC Extraordinary General Meeting can be accessed virtually by visiting the JGGC meeting website at the following link: [●], where our shareholders will be able to listen to the meeting, submit questions and vote online. To attend and participate in the Extraordinary General Meeting virtually, you must register at the JGGC meeting website, which is accessible through the link included above.

Purpose of the Extraordinary General Meeting

At the JGGC Extraordinary General Meeting, we will ask our shareholders to vote in favor of the following proposals:

•

the Business Combination Proposal—a proposal to approve, by ordinary resolution, the Business Combination, which proposal includes the approval of (i) the Business Combination Agreement, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by JGGC in connection with the Business Combination;

•	the Merger Proposal—a proposal to approve, by special resolution, the plan of merger and the Merger;

•

the Governing Documents Proposals—three separate proposals to approve, on a non-binding advisory basis, by ordinary resolution, material differences between the Proposed Governing Documents and the Existing Governing Documents;

•	the New PubCo Equity Plan Proposal—a proposal to approve, by ordinary resolution, the PubCo Equity Plan; and

•

the Adjournment Proposal—a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates if necessary (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to JGGC Shareholders or (ii) to permit further solicitation of additional proxies from JGGC Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting.

Consummation of the Business Combination is conditioned on the approval of the Business Combination Proposal and the Merger Proposal, but is not conditioned on the Governing Documents Proposals, the New PubCo Equity Plan Proposal nor on the Adjournment Proposal. The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Recommendation of the JGGC Board of Directors

The JGGC board of directors believes that the Business Combination Proposal and the other proposals be presented at the Extraordinary General Meeting are in the best interests of JGGC and its shareholders and unanimously recommends that its shareholders vote “FOR” each of the Transaction Proposals, in each case, if presented at the Extraordinary General Meeting.

The existence of financial and personal interests of one or more of our directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and our shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. When you consider the recommendation of the JGGC board of directors in favor of the Business Combination Proposal, you should keep in mind that certain of our directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. These interests include, among other things, the interests listed below:

•

the fact that our initial shareholders hold 7,666,667 Founder Shares for which our Sponsor paid $25,000, which will convert on a one-for-one basis, into 7,666,667 New PubCo Ordinary Shares as of the Closing, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, and will be worthless if we do not consummate our initial business combination (as the initial shareholders have waived liquidation rights with respect to such shares);

•

the fact that if our initial business combination is not consummated by August 10, 2023, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 12,450,000 JGGC Private Placement Warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $[●], as of [●] (based on $[●] per warrant, which was the closing price of the JGGC Public Warrants on Nasdaq on [●]);

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares sold in the IPO and the 7,466,667 New PubCo Ordinary Shares that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Ordinary Shares trade below the price initially paid for the Public Shares in the IPO and the Public Shareholders experience a negative rate of return following the consummation of the Business Combination;

•

the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to their Founder Shares and any Public Shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if JGGC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 10, 2023, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than JGGC’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under JGGC’s indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•

the fact that, unless an initial business combination is completed, JGGC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $[●] through to consummation of the Business Combination) from funds outside of the Trust Account, which funds are limited;

•

the fact that one or more of our directors or officers are expected to be appointed as a director or officer of New PubCo (See “New PubCo Management Following the Business Combination— Management and Board of Directors.”); and

•	the continued indemnification of current directors and officers of JGGC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Closing Date.

See the section entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” for a further discussion of these considerations.

Record Date and Voting

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned JGGC Ordinary Shares at the close of business on [●], 2023, which is the Record Date for the Extraordinary General Meeting of JGGC Shareholders. You are entitled to one vote for each JGGC Ordinary Share that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 30,666,667 JGGC Ordinary Shares outstanding, of which 23,000,000 were JGGC Class A Ordinary Shares and 7,666,667 were JGGC Class B Ordinary Shares.

Our Sponsor and our officers and directors have agreed to vote all of their Founder Shares and any Public Shares acquired by them in favor of the Business Combination Proposal. Our issued and outstanding JGGC Warrants do not have voting rights at the Extraordinary General Meeting.

Voting Your Shares

Each JGGC Ordinary Share that you own in your name entitles you to one vote on each of the proposals for the Extraordinary General Meeting. Your one or more proxy cards show the number of JGGC Ordinary Shares that you own.

If you are a holder of record, there are two ways to vote your JGGC Ordinary Shares at the Extraordinary General Meeting:

•

You can vote by completing, signing and returning the accompanying proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Extraordinary General Meeting. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your JGGC Ordinary Shares will be voted, as recommended by the JGGC board of directors. With respect to each proposal for the Extraordinary General Meeting, that means voting “FOR” for each.

•

You can attend the Extraordinary General Meeting and vote. However, if your JGGC Ordinary Shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your JGGC Ordinary Shares.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your JGGC Ordinary Shares, you may contact our proxy solicitor, Morrow Sodali LLC:

Telephone: [    ]

(banks and brokers can call collect at [    ]

Email: [    ].

Quorum and Vote Required for Shareholder Proposals

A quorum of our shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if holders of one-third of the JGGC Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting is represented in person or by proxy. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Governing Documents Proposals, the New PubCo Equity Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the issued JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

Abstentions and Broker Non-Votes

Brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that are “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Extraordinary General Meeting are “non-routine” matters.

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to us but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on a particular proposal.

Revocability of Proxies

JGGC Shareholders may send a later-dated, signed proxy card to JGGC at [●], so that it is received by JGGC prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on [●]). JGGC Shareholders also may revoke their proxy by sending a notice of revocation to JGGC, which must be received by JGGC prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Redemption Rights

Pursuant to the Existing Governing Documents, we are providing our shareholders with the opportunity to have their Public Shares redeemed at the consummation of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of an initial business combination, including interest earned on the Trust Account and not previously released to JGGC to pay its tax obligations, divided by the number of then outstanding JGGC Class A Ordinary Shares included as part of the JGGC Units sold in the IPO, subject to the limitations described in this proxy statement/prospectus. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account as of [●], 2023 of $[●], the estimated per share redemption price would have been approximately $[●]. Public Shareholders may elect to redeem their Public Shares even if they vote for the Business Combination Proposal and the other proposals. The Existing Governing Documents provide that a Public Shareholder, acting together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a partnership, limited partnership, syndicate, or other group for purposes of acquiring, holding, or disposing of any JGGC Class A Ordinary Shares, will be restricted from exercising this redemption rights in an amount of shares exceeding 15% of the Public Shares in the aggregate without our prior consent. There will be no redemption rights with respect to the JGGC Warrants.

The Sponsor, New PubCo, GLAAM and JGGC’s officers and directors have entered into the Sponsor Support Agreement with us pursuant to which the Sponsor Parties (as defined in the Sponsor Support Agreement) have agreed to, among other things, waive their redemption rights with respect to their Founder Shares and any Public Shares they may have acquired after the IPO in connection with consummation of the Business Combination. Permitted transferees of the Sponsor Parties will be subject to the same obligations.

Each redemption of Public Shares by Public Shareholders will decrease the amount in our Trust Account, which held [$●] as of [●, 2023]. In no event will JGGC redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001, after giving effect to the Transactions, including any JGGC share redemptions. See the section below for the procedures to be followed if you wish to redeem your shares for cash.

Holders of our outstanding warrants will not have redemption rights with respect to such warrants. Assuming the closing warrant price on Nasdaq of $[●] as of [●], 2023, the aggregate fair value of warrants that can be retained by the Public Shareholders (including redeeming shareholders), is $[●]. The actual market price of the warrants may be higher or lower on the date that a JGGC warrantholder seeks to sell such warrants. Additionally, we cannot assure JGGC warrantholders that they will be able to sell their warrants in the open market as there may not be sufficient liquidity in such securities when a JGGC warrantholder wishes to sell their warrants. Further, while the level of redemptions of Public Shares will not directly change the value of the warrants because the warrants will remain outstanding regardless of the level of redemptions. As redemptions of Public Shares increase, the holder of warrants who exercises such warrants will ultimately own a greater interest in New PubCo because there would be fewer shares outstanding overall.

In order to exercise your redemption rights, you must:

•

if you hold your Public Shares through JGGC Units, elect to separate your JGGC Units into the underlying Public Shares, JGGC Rights and JGGC Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•

prior to 5:00 p.m., 2023, Eastern Time, on (two business days before the scheduled date of the Extraordinary General Meeting), tender your shares electronically and submit a request in writing that we redeem your Public Shares for cash to Continental, the Transfer Agent, to the attention of [●] or by email at [●]; and

•

deliver your Public Shares (and share certificates (if any) along with any other redemption forms) electronically through DTC to the Transfer Agent at least two business days before the scheduled date of the Extraordinary General Meeting. Shareholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

We will pay the redemption price to our shareholders who properly exercise their redemption rights promptly following the Closing. The Closing is subject to the satisfaction of a number of conditions. As a result, there may be a significant delay between the deadline for exercising redemption requests prior to the Extraordinary General Meeting and payment of the redemption price. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares. You may make such request by contacting the Transfer Agent at the email or address listed above.

Holders of outstanding JGGC Warrants must separate the underlying Public Shares, JGGC Rights and JGGC Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If a broker, dealer, commercial bank, trust company or other nominee holds your JGGC Units, you must instruct such nominee to separate your JGGC Units. Your nominee must send written instructions by facsimile to Continental. Such written instructions must include the number of JGGC Units to be split and the nominee holding such JGGC Units. Your nominee must also initiate electronically, using DTC’s Deposit Withdrawal At Custodian (DWAC) system, a withdrawal of the relevant JGGC Units and a deposit of Public Shares, JGGC Rights and JGGC Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the JGGC Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Prior to exercising redemption rights, shareholders should review the market price of our JGGC Class A Ordinary Shares as they may receive higher proceeds from the sale of their JGGC Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your JGGC Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in the JGGC Class A Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Public Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of JGGC or GLAAM following the Business Combination, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated. If the Business Combination is not approved and we do not consummate our initial business combination by August 10, 2023, we will be required to liquidate and dissolve our Trust Account by returning the then-remaining funds in such account to the Public Shareholders and our JGGC Rights and JGGC Warrants will expire worthless. Holders of shares properly tendered for redemption will only be entitled to a pro rata portion of the Trust Account (including interest but net of income taxes payable) in connection with the liquidation of the Trust Account or if we subsequently complete a different initial business combination on or prior to August 10, 2023, and such shares are tendered for redemption in connection with such different initial business combination.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of JGGC Class A Ordinary Shares or JGGC Warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.

The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after the merger is authorized (such period being the period in which dissenter’s rights would otherwise be exercisable). It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available. However, pursuant to the terms of the Business Combination Agreement, JGGC and GLAAM may defer the Closing Date by agreement in writing, including if a JGGC Shareholder validly exercises their dissenters’ rights under the Companies Act. Such deferral, if agreed between JGGC and GLAAM, may result in the consummation of the Merger not occurring until after the expiry of the specified period, thereby allowing the exemption in section 239(1) of the Companies Act to be relied upon.

Regardless of whether dissenters’ rights are or are not available, Public Shareholders can exercise the rights of redemption described herein. The JGGC board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Extracts of relevant sections of the Companies Act follow:

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except—(a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Korean Dissent and Appraisal Rights

Holders of GLAAM Common Shares who oppose the Business Combination will be entitled to appraisal rights under Korean law. Appraisal rights may be exercised with respect to all or a portion of the GLAAM Common Shares owned by a GLAAM Shareholder as of the record date for the extraordinary general meeting of GLAAM Shareholders.

Under the Korean Commercial Code, in order to exercise the appraisal rights, a holder of GLAAM Common Shares must:

•	be able to prove that such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights;

•	provide written notice to GLAAM of such shareholder’s dissent to the Business Combination by the day prior to the date of the extraordinary general meeting of the GLAAM Shareholders;

•	not vote their shares in favor of the Business Combination at such extraordinary general meeting; and

•

within 20 days after the date of such extraordinary general meeting, request the purchase of such shareholder’s shares in a written statement specifying the class and the number of such shares, accompanied by the share certificates held by such shareholder.

If the Business Combination is approved at the extraordinary general meeting of the GLAAM Shareholders, the shares of each dissenting shareholder who has properly submitted a purchase request will be purchased, within two month from the 20th day after such extraordinary general meeting. GLAAM Shareholders wishing to exercise their appraisal rights must hold their shares until such shares are purchased within such two-month period.

Under Korean law, the purchase price for shares in respect of which appraisal rights have been exercised is to be determined through negotiation between the dissenting shareholders and us within 30 days from the last day of the aforementioned two-month period. Under Korean law, if we do not reach an agreement within the said 30 day period with a dissenting shareholder on the purchase price for such dissenting shareholder’s shares in respect of which appraisal rights have been exercised, such dissenting shareholder has the right to request the court to finally determine the appraisal price.

If you wish to find out more information about how to exercise your appraisal rights, you should contact your standing proxy in Korea, or us at the following address:

[*] Telephone: [*] Facsimile: [*] e-mail: [*]

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Extraordinary General Meeting. We have engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Extraordinary General Meeting. We have agreed to pay a fee of $[●]. We will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. We also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of JGGC Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of JGGC Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Share Ownership

As of the Record Date, our Sponsor and JGGC’s independent directors collectively owned approximately 25% of the issued and outstanding JGGC Ordinary Shares. Our Sponsor and JGGC’s independent directors have agreed to vote all of their JGGC Ordinary Shares in favor of the Business Combination Proposal and Merger Proposal.

PROPOSALS TO BE CONSIDERED BY JGGC SHAREHOLDERS

BUSINESS COMBINATION PROPOSAL

Background of the Business Combination

JGGC is a blank check company that was incorporated on March 31, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization, or other similar business combination with one or more businesses.

On February 15, 2022, JGGC consummated its IPO of 23,000,000 JGGC Units (including 3,000,000 issued pursuant to the exercise of the underwriters’ over-allotment option in full) at an offering price of $10.00 per JGGC Unit, with each JGGC Unit consisting of one JGGC Class A Ordinary Share, one JGGC Right and one-half of one JGGC Warrant, resulting in gross proceeds of $230,000,000 (before underwriting discounts and commissions and offering expenses).Concurrent with the closing of the IPO, JGGC completed the private sale of an aggregate of 12,450,000 private placement warrants to the Sponsor at a purchase price of $1.00 per private placement warrant, generating gross proceeds to JGGC of $12,450,000.

The following is a brief description of the process that JGGC’s management team and board of directors underwent in connection with identifying and evaluating potential business combination opportunities, the background of the negotiations with GLAAM, and the Business Combination and related transactions. The following does not purport to catalogue every conversation among representatives of JGGC, GLAAM and other parties. When we refer to JGGC’s “management team”, we are generally referring to: Gary R. Garrabrant, our Chief Executive Officer, Thomas J. McDonald, our President, and Anthony R. Page, our Chief Financial Officer.

The proposed Business Combination is the result of an extensive search for a potential transaction utilizing the network and investing and operating experience of JGGC’s Sponsor, management team and board of directors. The terms of the Business Combination were the result of extensive arm’s-length negotiations between JGGC’s management team, in consultation with its board of directors and legal advisors, the Sponsor, and representatives of GLAAM, in consultation with GLAAM’s legal advisors.

JGGC’s management team is comprised of individuals that collectively possess over 75 years of real estate, investment and commercial banking, investment management and private equity experience and an extensive network across the global real estate ecosystem including sovereign wealth, endowment, venture capital, family office and private equity managers with investments in high growth real estate operating and PropTech companies as well as founders of such companies. JGGC’s management has a track record of global investments with over $3 billion deployed across 29 portfolio companies, 12 countries and diversified sectors, including retail, logistics, homebuilding, hospitality, healthcare, specialty finance, real estate and technology.

JGGC’s board consists of highly accomplished and engaged directors with public company governance, executive leadership, operations oversight and capital markets expertise. JGGC’s board members have served as directors, officers, partners and other executive and advisory capacities for publicly listed and privately-owned companies and private equity and venture capital firms. JGGC’s board members were selected due to their extensive experience with public equity investing, mergers and acquisitions, divestitures and corporate strategy and relevant domain expertise in the sectors and geographic regions where we expected to source business combination targets.

Prior to the consummation of the IPO, neither JGGC, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with JGGC.

After its IPO, JGGC’s management and directors commenced an active search for prospective businesses or assets to acquire in an initial business combination. Representatives of JGGC were contacted by, and representatives of JGGC contacted, numerous individuals, financial advisors, legal advisors and other entities who offered to present ideas for business combination opportunities. JGGC’s management and directors and their affiliates also brought to JGGC’s attention target business candidates.

Although JGGC’s efforts to identify a prospective target business were not expressly limited to a particular industry, sector or geographic location, JGGC was primarily focused on target businesses outside of the U.S. which provide innovation at the intersection of real estate and technology, a category broadly referred to as PropTech. JGGC’s management considered a variety of factors in evaluating prospective target businesses, including, but not limited to, the following:

•

Target Business Size: Businesses with an aggregate post-money enterprise value of $500 million or greater, determined in the sole discretion of JGGC’s management team and according to reasonably accepted valuation standards and methodologies.

•

High Growth Global Operating Platform: Innovative, high growth, demand-driven businesses in the global real estate sector (e.g., warehouse, cold storage, distribution and/or logistics) with the ability to capitalize on demographic-fueled growth in emerging markets, and/or the rapid transition from conventional to e-commerce markets further accelerated by the COVID-19 pandemic.

•

Real Estate Technology: Businesses in the tech sector or subsector, with particular emphasis on target companies with the potential to disrupt the PropTech, construction technology, sharing economy, smart cities and energy spaces in a high-growth global geographic market through digital transformation and innovation seeking to replace established incumbents still relying on legacy technologies and business practices.

•

Proven Unit Economics: Established businesses with proven business models that JGGC’s management believes are poised for a period of high growth with capable management teams, attractive gross margins, strong unit economics and a demonstrated path to EBITDA profitability, but potentially in need of financial, operational, strategic or managerial support.

•	Ability to Leverage our Sponsors’ Global Relationships, Experiences and Networks: Close to our proximal co-invest networks of founders, operators, investors, advisors and customers.

•

Target Secular Demographic Trends: Compelling businesses at the cusp of transforming rapidly growing consumption driven sectors, such as healthcare, education or data infrastructure in global emerging, developing or developed markets, benefitting from positive secular demographic and economic tailwinds.

•

Public-company Readiness: Companies with a desire to go public, to unlock growth capital for organic and/or merger and acquisition driven growth and that have the appropriate corporate governance, financial controls and reporting processes in place to fulfill the regulatory requirements of a U.S. publicly traded entity.

•	High-Quality Management Team: Companies with seasoned management teams with demonstrated track records and prepared to run a publicly traded company.

As disclosed in JGGC’s prospectus relating to its IPO, these criteria were not intended to be exhaustive. Any evaluation relating to the merits of a particular initial business combination was to be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that JGGC’s management deemed relevant.

During this search process, JGGC’s management:

•	developed a list of more than 80 potential acquisition candidates;

•

entered into preliminary discussions with approximately 15 of those companies in the period from March 1, 2022 through August 10, 2022, which companies covered a variety of industries, including: PropTech, construction technology and data infrastructure;

•	entered into non-disclosure agreements with 3 target companies in the period from March 28, 2022 to July 5, 2022;

•	discussed various targets with JGGC’s board through frequent informal meetings; and

•	negotiated and signed a non-binding letter of intent with GLAAM.

The JGGC management team had regular formal and informal discussions regarding potential business opportunities and continued to cull its list of prospects based primarily on each business’ fit relative to JGGC’s aforementioned investment factors. Following such reviews and discussions, and at various points in time, JGGC discontinued its review of certain targets for one or various reasons, often pertaining to a target’s insufficient fit relative to JGGC’s target economic attributes. The vast majority of JGGC’s potential targets, including certain potential targets where JGGC received information under confidentiality agreements and/or conducted a management meeting, were eliminated prior to receiving advanced consideration as business combination candidates. Of the approximately 15 potential targets with which JGGC engaged in preliminary discussions, 14 were eliminated prior to conducting substantive due diligence due to the potential target companies’ financial profile, growth and profitability metrics, valuation, industry trends or perceived lack of public company readiness. Shortly after discussions began relating to an acquisition of GLAAM, it was deemed that, while its estimated aggregate post-money enterprise value was below $500 million, GLAAM was the most attractive opportunity for JGGC and its shareholders based on its attributes relative to JGGC’s target attributes as discussed more fully below.

On June 22, 2022, a representative of Oberon Securities (“Oberon”), in its capacity as financial advisor to GLAAM, reached out via email to two of JGGC’s board members to discuss a potential business combination with GLAAM, which inquiry was passed along to JGGC’s management team.

On June 28, 2022, JGGC’s Chief Executive Officer reached out via email to Oberon, GLAAM’s financial advisor, and coordinated an initial videoconference held on July 1, 2022, which included JGGC’s management team and Oberon. During the meeting, JGGC’s management team outlined its investment thesis and general goals related to the identification of a suitable business combination, discussed JGGC’s background and capabilities, and GLAAM’s interest in a potential U.S. listing through a business combination with JGGC. Oberon provided a high-level overview of GLAAM.

On July 5, 2022, JGGC entered into a non-disclosure agreement with GLAAM regarding a potential transaction with GLAAM.

On July 12, 2022, JGGC’s management team participated in a videoconference with Oberon and Ho Joon Lee, GLAAM’s founder. During the meeting, JGGC’s management team restated its investment thesis and general goals related to the identification of a suitable business combination, discussed JGGC’s background and capabilities, and the de-SPAC process generally. Mr. Lee then described the history of GLAAM, including its formation, product line, key operations and performance, and business outlook. JGGC’s management team, Mr. Lee and Oberon then collectively discussed why they believed a de-SPAC transaction with JGGC could be conducive to GLAAM’s global expansion plans in markets outside Korea, including North America, Asia, Europe and the Middle East. Towards the end of the meeting, the parties discussed a general timeline for a potential transaction as well as the due diligence process in the event that the parties decided to pursue a potential transaction. Shortly after completion of the videoconference, Oberon e-mailed a summary written overview of GLAAM to JGGC’s management team.

On July 15, 2022, JGGC’s management team participated in a videoconference with Oberon, Mr. Lee and Jaeyoung Choi, GLAAM America’s Chief Executive Officer, followed by another videoconference on July 25, 2022 among JGGC’s management team, Oberon, Mr. Lee and Orhan Ertughrul, G-SMATT Europe’s Managing Director.

From July 12, 2022 to July 31, 2022, JGGC’s management team conducted substantial due diligence on GLAAM, including multiple videoconferences with Mr. Lee, Mr. Ertughrul, Mr. Choi and Oberon, industry research, competitive landscape analysis, review of company materials, diligence on the management team and shareholders, product due diligence, sales pipeline analysis, channel checks, financial statement analysis, financial model construction and financial projections. This diligence review included multiple videoconferences with Mr. Lee, Mr. Ertughrul, Mr. Choi and Oberon to discuss and review the financial model. In addition, JGGC delivered additional information to GLAAM regarding JGGC’s background and capabilities.

On August 1, 2022, JGGC submitted a draft non-binding indication of interest (“IOI”) to Oberon, followed by delivery of a final non-binding IOI to GLAAM and Oberon on August 8, 2022. The IOI provided detailed information on JGGC’s background, capabilities, and management team, JGGC’s opinion of GLAAM’s competitive value proposition, positioning and valuation, a proposed transaction structure and timeline to consummate the transaction.

On August 8, 2022, JGGC’s Chief Executive Officer e-mailed a copy of JGGC’s IOI and GLAAM management presentation to JGGC’s board and advisors along with a brief transaction status update. Between August 8, 2022 and September 7, 2022, JGGC’s Chief Executive Officer engaged in regular e-mail and telephonic contact with JGGC’s board and advisors to discuss the proposed transaction and to receive their feedback and input.

JGGC decided to pursue a business combination with GLAAM due to GLAAM’s mission and vision, operational expertise, margin profile, customer value proposition, customer acquisition model, total addressable market (TAM) opportunity, growth strategies, culture overseen by a capable management team, and JGGC’s ability to assist GLAAM in the refinement and implementation of its business plan, including the potential acceleration of GLAAM’s penetration of the global marketplace by leveraging the Sponsor’s network of global relationships.

The decision to pursue a business combination with GLAAM over other potential targets included, but was not limited to, the following reasons:

•

JGGC and its board’s belief, based on their preliminary evaluation and the terms of the non-binding letter of intent, that GLAAM was the most attractive potential business combination target that met its key criteria in a target;

•	a difference in valuation expectations between JGGC and the senior executives or stockholders of the other potential targets;

•

the maturity and public readiness of the business of the other potential target companies, such companies’ financial performance and other factors identified during JGGC’s due diligence review and the presence of other potential business combination opportunities that more closely met JGGC’s criteria and guidelines, including GLAAM;

•	the decision by the other potential targets to pursue alternative strategic transactions or to postpone their review of strategic alternatives;

•

GLAAM’s level of engagement and advanced negotiations and discussions with JGGC as compared to other potential targets where engagement was more limited and negotiations and discussions did not progress as rapidly or productively; and

•	JGGC’s perceived ability to add value to GLAAM, relative to other potential targets.

On August 23, 2022, JGGC submitted a non-binding letter of intent to GLAAM. The terms outlined within the initial letter of intent contemplated entering into a business combination between JGGC and GLAAM for aggregate consideration based on a pre-money enterprise value of GLAAM of $191 million, excluding the issuance of 5.8 million earn-out shares vesting at various share prices. JGGC considers pre-money enterprise value to be the measure of a company’s total value. For this purpose, pre-money enterprise value represents the sum of GLAAM’s equity value, debt and minority interest less its cash and equivalents.

On September 1, 2022, JGGC’s Chief Financial Officer performed an on-site visit and inspection of a recent GLAAM product installation with Oberon which included a lengthy product demonstration and discussion of potential product applications.

On September 7, 2022, a revised version of the letter of intent was executed after substantial additional negotiations between the parties. The final and agreed upon purchase price for GLAAM was approximately $279 million, of which $198 million was to be paid at closing through the issuance of shares in the combined company, with the remaining consideration consisting of 5.8 million earn-out shares subject to vesting at various share prices, based on an overall analysis of GLAAM’s business and its prospects. GLAAM was expected to have no preferred stock, $14 million in debt and $7 million in cash at the signing of the Business Combination Agreement. Thus, the equity value of GLAAM came to $265 million, excluding the impact of the Sponsor based on JGGC Class B Ordinary Shares and transaction expenses. The term sheet also included provisions contemplating customary closing conditions, a six-month lock-up for GLAAM and the Sponsor stockholders, a mutual exclusivity provision that would restrict both JGGC and GLAAM from soliciting or discussing any alternative transactions and a to-be-specified post-closing equity incentive plan.

Over the following weeks, JGGC received materials in response to its due diligence requests, conducted several conference calls and meetings with Mr. Lee, Mr. Ertughrul, Mr. Choi, and engaged advisors to assist in the due-diligence process, including to perform industry, accounting and tax, intellectual property, and other legal analyses.

On September 7, 2022, JGGC reconfirmed that Paul Hastings would continue to serve as its outside legal counsel to assist JGGC with the Business Combination.

Between September 7, 2022 and November 30, 2022, JGGC’s management and GLAAM’s management discussed potential law firms that could act as GLAAM’s U.S. counsel to assist GLAAM with the Business Combination. GLAAM ultimately engaged White & Case as its U.S. counsel.

On September 12, 2022, GLAAM and JGGC began hosting weekly calls to discuss transaction status.

On September 20, 2022, JGGC’s board participated in a videoconference with Mr. Lee, Mr. Ertughrul, and Mr. Choi to familiarize themselves with GLAAM and learn more about the potential business combination transaction.

On September 27, 2022, one of JGGC’s board members met with Mr. Choi for a tour of GLAAM’s U.S. headquarters and physical inspection of GLAAM’s product line, including a lengthy product demonstration and discussion of potential product applications as part of the JGGC due diligence process.

Between September 20, 2022 and October 6, 2022, JGGC’s management and Mr. Lee, Mr. Ertughrul, and Mr. Choi discussed potential law firms that could act as GLAAM’s Korean counsel to assist GLAAM with the Business Combination.

On October 12, 2022, JGGC retained Yulchon LLC (“Yulchon”) to serve as Korean legal counsel and to conduct legal due diligence on GLAAM’s operations.

On October 19, 2022, JGGC’s Chief Executive Officer performed an on-site visit and inspection of a recent GLAAM product installation with Mr. Choi and Oberon, including a lengthy product demonstration and discussion of potential product applications as part of the JGGC due diligence process.

On December 1, 2022, Cohen & Company Capital Markets Division (“Cohen & Co”) was formally engaged as JGGC’s financial advisor, capital markets advisor and lead placement agent in connection with the Business Combination and GLAAM, JGGC, White & Case, Paul Hastings, Oberon and Cohen & Co began hosting weekly calls to discuss transaction documentation and status.

On December 6, 2022, JGGC and GLAAM executed an acknowledgement of extension of exclusivity period, which extended the mutual exclusivity period under the letter of intent to March 3, 2023.

On January 10, 2023, Paul Hastings provided a first draft of the Business Combination Agreement to White & Case, the proposed terms of which White & Case began to review with GLAAM. Subsequently, Paul Hastings prepared a key issues list which was then provided to JGGC’s management.

On January 16, 2023, JGGC retained Aon Korea Inc. to perform risk and insurance due diligence and retained Aon Risk Services Central, Inc. (“Aon”) to perform human resources and employee benefits due diligence, each with respect to GLAAM.

On January 18, 2023, JGGC retained Huntley Design Group, LLC (“HDG”) to perform technical product due diligence and on-site fabrication due diligence, including a visit to GLAAM’s Pyeongtaek, Korea manufacturing plants and a virtual tour of GLAAM’s Tianjin, China manufacturing plant.

On January 19, 2023, White & Case provided a revised draft Business Combination Agreement to Paul Hastings, the terms of which Paul Hastings discussed with JGGC. Paul Hastings and White & Case then discussed their respective clients’ comments and came to resolution in subsequent drafts circulated by both sets of counsel. These discussions and revised drafts generally addressed, among other things, (i) revising the definition of the pre-money equity value of GLAAM , (ii) timing of delivery of the GLAAM Shareholders’ written consent approving the Business Combination, (iii) the scope of representations and warranties, including appropriate materiality qualifications, dollar thresholds and lookback periods, (iv) interim operating covenants, including applicable dollar thresholds and permitted debt incurrence between signing and closing, (v) the parties’ ability to secure equity and/or debt financing for New PubCo and whether any such financing would impact GLAAM’s equity valuation, (vi) the payment of certain transaction expenses by JGGC and GLAAM, and (vii) terms of potential earn-out shares. The parties also negotiated certain terms of the ancillary agreements and documents, including lock-up restrictions on the Sponsor, registration rights and board designation rights.

On January 20, 2023, Yulchon provided JGGC with its final legal due diligence findings.

On January 25, 2023, JGGC management e-mailed JGGC’s board a draft GLAAM investor presentation which covered, among other things, (i) a summary of the proposed business combination, (ii) a comparative analysis of GLAAM’s product line features and technology, (iii) significant GLAAM partners, customers, total installed base and significant installations, (iv) GLAAM’s total addressable market, (v) GLAAM’s business, pipeline and growth strategy, (vi) the GLAAM value proposition, (vii) GLAAM’s 17-year corporate history, (viii) an overview of GLAAM’s management team, (viii) GLAAM’s financial results, operating leverage, unit economics and projections, (ix) GLAAM’s competitive positioning and benchmarking, and (x) a projected sources and uses, pro forma valuation, and pro forma ownership structure.

On January 26, 2023, JGGC held a board meeting via teleconference with Paul Hastings in attendance to go over the GLAAM presentation, including the business combination overview, timelines, key workstreams and deliverables. During the meeting, the JGGC board discussed, among other things, (i) the strengths and weaknesses of GLAAM’s product line and business strategy, (ii) GLAAM’s near-term opportunities for market expansion, (iii) GLAAM’s management team and how it compared favorably relative to other management teams at companies in GLAAM’s business sector and (iv) the Sponsor and JGGC’s collective ability to meaningfully assist GLAAM in accelerating its penetration of the global marketplace. JGGC’s management team received the JGGC board’s feedback and input and advised that detailed due diligence of GLAAM’s business, product, legal, regulatory and financial information was ongoing.

On January 30, 2023, Ernst & Young LLP (“EY”) was retained by JGGC to perform financial and tax due diligence and tax structuring services in connection with the Business Combination.

On February 2, 2023, Houlihan Capital was retained by JGGC to render a written opinion to JGGC’s board as to whether the Business Combination is fair to JGGC’s unaffiliated shareholders from a financial point of view.

On February 15, 2023, HDG provided JGGC with its preliminary product technical due diligence findings.

On February 24, 2023, EY provided JGGC with its preliminary financial and IT due diligence findings.

On February 27, 2023, EY provided JGGC with its preliminary tax due diligence findings.

On February 27, 2023, Barclays delivered to JGGC a notice waiving all rights to deferred underwriting commissions in connection with the Business Combination, which will reduce the aggregate fees payable at Closing. As is customary, certain provisions of the engagement letter survived Barclays’ resignation. These provisions include JGGC’s obligation to indemnify Barclays, and each of its respective affiliates and their respective directors, officers, employees, advisors and other representatives against any losses or claims arising out of or in connection with services or matters relating to their engagement.

On February 28, 2023, Houlihan Capital provided JGGC with a written opinion that the Business Combination as proposed would be fair to JGGC’s unaffiliated shareholders from a financial point of view.

On March 1, 2023, JGGC management e-mailed JGGC’s board a document package which contained, among other things, (i) the background of the proposed business combination, (ii) a summary of variances between the letter of intent and the proposed Business Combination Agreement, (iii) a projected sources and uses, pro forma valuation, and pro forma ownership structure, (iv) a summary of the duties of board members under the laws of the Cayman Islands, (v) proposed board resolutions authorizing JGGC’s management to execute the Business Combination Agreement, Sponsor Support Agreement, GLAAM Support Agreement and the plan of merger relating to the Merger, (vi) the Houlihan Capital fairness opinion, and (vii) the anticipated next steps and timeline in connection with the Business Combination. The primary differences between the letter of intent and the proposed Business Combination Agreement were (i) a reduction in the initial purchase price from $198 million to $184 million, (ii) a reduction in total earnout shares from 5.8 million to 5.0 million, (iii) a reduction in the applicable lockup up period from one year to six months post-Closing, and (iv) joint agreement on five directors, with the remaining two to be recommended by GLAAM and subject to JGGC’s reasonable approval.

On March 1, 2023, JGGC’s board met via videoconference with representatives of Paul Hastings, Maples, Cohen & Co, Houlihan Capital and HCG in attendance to discuss the transaction, including a detailed discussion of the form of the Business Combination Agreement and the related transaction documents and to confirm their understanding of the valuation methodology. The JGGC board reviewed the proposed terms of the Business Combination Agreement and other related transaction agreements that had been negotiated with GLAAM and its representatives. Additionally, JGGC’s board discussed the findings of the diligence review, including the report it received from JGGC’s management team. During the meeting, the JGGC board discussed, among other things, (i) the strengths and weaknesses of GLAAM’s product line and business strategy, (ii) GLAAM’s near-term opportunities for market expansion, (iii) GLAAM’s management team and how it compared favorably relative to other management teams at companies in GLAAM’s business sector and (iv) the ability of JGGC’s management and Sponsor to add meaningful value to GLAAM by assisting it in fine-tuning its business strategy, developing a robust global sales & marketing platform, and accelerating GLAAM’s projected growth and profitability. The JGGC board then discussed other factors including those described below under the caption “— JGGC Board’s Reasons for the Approval of the Business Combination.” At the end of the meeting, the Business Combination Agreement and related documents and agreements were unanimously approved by the JGGC’s board, subject to final negotiations and modifications, and the JGGC board determined to recommend the approval of the Business Combination Agreement.

The Business Combination Agreement and related documents and agreements were executed on March 2, 2023. Concurrent with the execution of the Business Combination Agreement, the relevant parties executed the Sponsor Support Agreement and GLAAM Support Agreement. Prior to the market open on March 2, 2023, JGGC and GLAAM issued a joint press release announcing the execution of the Business Combination Agreement, followed shortly thereafter by a joint conference call and a Current Report on Form 8-K filed by JGGC with the SEC announcing the execution of the Business Combination Agreement along with the conference call script and an investor presentation prepared by members of JGGC’s and GLAAM’s management teams.

On March 3, 2023, JGGC filed with the SEC a Current Report on Form 8-K summarizing and containing the Business Combination Agreement along with certain ancillary agreements, including the Sponsor Support Agreement and GLAAM Support Agreement.

On March 16, 2023, EY provided JGGC with its final tax due diligence findings and Aon provided JGGC with its final employee benefits due diligence findings.

On March 17, 2023, EY provided JGGC with its final financial and IT due diligence findings.

The parties have continued and expect to continue regular discussions in connection with, and to facilitate, the consummation of the Business Combination.

The JGGC Board of Directors’ Reasons for Approval of the Business Combination

As described under “—The Background of the Business Combination” above, JGGC’s board, in evaluating the Business Combination, consulted with JGGC’s management as well as accounting, legal, and commercial advisors. In reaching its unanimous decision to approve the Business Combination Agreement, the ancillary documents and the transactions contemplated thereby, JGGC’s board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination (including the transaction documents and the transactions contemplated thereby), JGGC’s board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. JGGC’s board viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual JGGC directors may have given different weight to different factors.

This explanation of JGGC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, JGGC’s board reviewed various industry and financial date, including, but not limited to, GLAAM’s existing business model, historical and projected financials, and the results of JGGC’s advisors’ due diligence reviews of GLAAM, which were prepared under the direction of JGGC’s management and following discussions with their advisors, and which included:

•	extensive meetings and calls with Cohen & Co, Oberon and GLAAM’s management to understand and analyze GLAAM’s business and to understand GLAAM’s final financial model and forecasts;

•	visits to GLAAM facilities and product installation sites by JGGC management and a JGGC director;

•	research on the DOOH media industry in which GLAAM operates;

•

consultation with industry experts regarding competitive landscape, industry outlook, company reputation, business model, product characteristics, potential customer demand, regulatory environment and commercial track records;

•	consultation with JGGC’s legal, financial and technical advisors;

•	financial and market information prepared by GLAAM’s financial advisor;

•	review of GLAAM’s material contracts and financial, tax, legal, accounting, environmental, and intellectual property due diligence;

•	review of GLAAM’s historical audited and unaudited financial statements;

•	research on comparable public companies;

•	research on comparable transactions; and

•	reviews of certain projections provided by GLAAM.

In approving the Business Combination, JGGC’s board obtained a fairness opinion as to whether the Business Combination is fair to JGGC’s public shareholders. See “Fairness Opinion of Houlihan Capital.” In addition, JGGC’s management also considered a comparable company analysis to assess the potential value that the public markets would likely ascribe to GLAAM, and this analysis was presented to JGGC’s board. These companies were selected by JGGC’s management and Cohen & Co as publicly traded companies having businesses that were considered, in certain respects, to be similar to the combined company’s business.

JGGC’s management and directors have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background, together with experience and sector expertise of Cohen & Co and JGGC’s other advisors, enabled them to make the necessary analyses and determinations regarding the Business Combination.

JGGC’s management looked at several categories of potentially comparable companies, including sharing economy, energy, fintech, data and digital infrastructure, construction technology, and smart cities.

While these companies may share certain characteristics that are similar to those of GLAAM, taken as a whole, none of the other companies came nearly as close to satisfying the vast majority of JGGC’s specified investment criteria and guidelines.

Due to GLAAM’s strong management team, sophisticated technology and manufacturing processes, growth potential, limited competition and generally higher margins, JGGC’s management and the JGGC board believe that, over the coming years, the combined company should trade in line to a premium to the median of the comparable companies, as it executes on its business plan. This is also outlined in the table below:

Although none of the selected companies reviewed in this analysis were directly comparable to GLAAM, the companies had one or more similar operating and financial characteristics as GLAAM and therefore JGGC believes that the selected companies provide a solid basis to evaluate the proposed valuation of GLAAM. The JGGC board considered this analysis and viewed GLAAM to be favorable compared to such other companies.

The JGGC board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including, but not limited to, the following positive factors, although not weighted in any order of significance:

•

High Growth Global Industry: The DOOH media market has thrived in recent years. Based on third-party data and industry reports by PQ Media, a provider of industry analytics and market research, the global DOOH market reached an approximate value of $14.1 billion in 2020, and is expected to grow to $25.0 billion by 2025. The JGGC board believes that GLAAM has the necessary experience, technology, relationships and agreements and manufacturing infrastructure in place to capitalize on this growth in DOOH media;

•

Large Total Addressable Market (TAM) with Significant Growth Opportunity. JGGC’s management and the JGGC board considered GLAAM’s current and projected market opportunity, including the size and expected growth in DOOH media in Asia, Europe, the Middle East and North America relative to GLAAM’s current Korea-dominated business operation;

•

GLAAM’s Experienced, Proven and Motivated Management Team. JGGC’s management and the JGGC board believe that the complementary business, industry and investing experience of JGGC’s management, board members, the Sponsor and GLAAM’s management team will help to accelerate New PubCo’s growth. In addition, GLAAM has a strong management team with a successful track record of operating experience over the last 12 years;

•

Historical Financial Performance and Condition. The JGGC board also considered factors such as GLAAM’s history of profitability (interrupted by the COVID epidemic), financial outlook, financial plan and capital structure, as well as valuations and trading of similar publicly traded companies. The JGGC board believes that GLAAM has demonstrated an ability to generate profitable, self-funded growth given its track record and historical ability to iteratively improve performance in Korea;

•

Scaled Cost Structure with High Operating Leverage. The JGGC board believes that GLAAM benefits from significant economies of scale driven by significant excess manufacturing capacity available at GLAAM’s existing manufacturing facilities;

•

Market-Leading Technology. GLAAM possesses a self-developed proprietary building product technology. JGGC and one of its advisors performed a technical review of GLAAM’s architectural glass product and believe it can be scaled up to support ongoing sustained growth with customers located in Asia, Europe, North America, the Middle East and North America;

•

Favorable Due Diligence Reports. JGGC’s management, with the assistance of financial, legal and technical advisors, conducted extensive due diligence examinations of GLAAM and discussions with GLAAM’s management. In all cases, the conclusions reached were favorable;

•

Opinion of Houlihan Capital. The JGGC board took into account the opinion of Houlihan Capital as to whether the Business Combination is fair to JGGC’s unaffiliated shareholders from a financial point of view;

•

Other Alternatives. The JGGC board believes, after a thorough review of other business combination opportunities reasonably available to JGGC, that the proposed Business Combination represent the best available business combination opportunity for JGGC based upon the process utilized to evaluate and assess other potential combination targets, in light of the valuation of the other targets, the competitive nature of the processes for the other targets and how the potential targets fit with JGGC’s investment criteria and guidelines, in each case, relative to GLAAM; and

•

Terms of the Business Combination Agreement and Related Agreements. The JGGC board reviewed the financial and other terms of the Business Combination Agreement and ancillary agreements and determined that such terms and conditions are reasonable and were the product of arm’s length negotiations between JGGC and GLAAM.

In the course of its deliberations, in addition to the various other risks associated with the business of GLAAM, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus, the JGGC board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•

Macroeconomic and Geopolitical Risks. Economic downturns, geopolitical uncertainty, and market conditions beyond GLAAM’s control, including a reduction in economic activity, lingering economic effects of COVID-19, and the Russia-Ukraine conflict could adversely affect GLAAM’s business, financial condition, results of operations and prospects.

•

Business Risks. The risks, although not weighted and not presented in any order of significance, associated with successful implementation of GLAAM’s long-term business plan and strategy and GLAAM realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including but not limited to (i) GLAAM’s continued international expansion efforts; (ii) the availability of additional capital to fund GLAAM’s growth organically and through strategic acquisitions; (iii) GLAAM’s ability to maintain, protect and enhance the GLAAM brand; (iv) GLAAM’s ability to manage growth effectively, including its ability to recruit and train its sales, commercial and marketing, technology, and finance and administration teams and refine GLAAM’s operational, financial and risk management controls and reporting systems and procedures as it grows; and (v) factors outside of the parties’ control, such as climate risks, fluctuations in interest, inflation and exchange rates and the potential negative impact of logistics and suppliers disruptions from the COVID-19 pandemic and the Russia-Ukraine conflict.

•	Competition. GLAAM’s business is rapidly evolving and GLAAM competes against a variety of companies.

•

Regulatory Risk. The realization of GLAAM’s business and financial projections depends on successful penetration of GLAAM in new jurisdictions by obtaining the necessary regulatory approvals and licenses in such jurisdictions. Any delays in obtaining or difficulty in maintaining such regulatory approvals and licenses may negatively affect GLAAM’s growth, including the growth of its customer base and number of installations, or delay its ability to recognize revenue from such jurisdictions.

•

Business Plan and Projections May Not be Achieved. The risk that GLAAM may not be able to execute on its business plan on time or at all, or realize the financial performance as set forth in the financial projections presented to JGGC’s management and board, and the risk that GLAAM may need to raise additional capital to achieve its business plan.

•

Limitations of Review. The fact that JGGC’s management, board and advisors reviewed only certain materials in connection with their due diligence review of GLAAM and may not have properly evaluated GLAAM’s business.

•

Liquidation. The risks and costs to JGGC if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in JGGC being unable to effect a business combination within the completion window which would require JGGC to liquidate.

•

Shareholder Vote and Other Actions. The risk that JGGC Shareholders may object to and challenge the Business Combination and take action that may prevent or delay the Closing, including to vote down the Transaction Proposals at the Extraordinary General Meeting or redeem their JGGC Class A Ordinary Shares.

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within JGGC’s control.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Exercise of Redemption Rights by Public Shareholders. The risk that some or all holders of public shares would exercise their redemption rights, thereby depleting the amount of cash available to New PubCo following the Closing.

•	Nasdaq Listing. The potential inability to list New PubCo’s securities on Nasdaq or maintain such listing following the Closing.

•

Interests of Certain Persons. JGGC’s officers and directors may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of JGGC’s shareholders generally. For instance, the Sponsor, and the officers and directors of JGGC who have invested in the Sponsor entity, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to JGGC Shareholders. See “Risk Factors—Risks Related to JGGC and the Business Combination—Sponsor, executive officers and directors of JGGC have potential conflicts of interest in recommending that shareholders vote in favor of the Business Combination.”

•	Distraction to Operations. The risk that the potential diversion of GLAAM’s management and employee attention as a result of the Business Combination may adversely affect GLAAM’s operations.

•	Readiness to be a Public Company; Compliance Infrastructure. As GLAAM has not previously been a public company and the majority of its executives and employees are located outside the United States,

GLAAM may not have all the different types of employees necessary for it to timely and accurately prepare reports for filing with the SEC. There is a risk that GLAAM will not be able to hire the right people to fill in these gaps by the time of the Closing or that additional issues could arise after the Closing due to its failure to have hired these people in advance of Closing. In addition, as GLAAM increases its sales activities and expands into the U.S. and other jurisdictions, its compliance infrastructure more generally may not be able to keep pace with the increased compliance risks presented by such growth.

After considering the foregoing potentially negative and potentially positive reasons, the JGGC board concluded, in its business judgment, that, overall, the potentially positive reasons relating to the Business Combination and the other related transactions outweighed the potentially negative reasons. The JGGC board recognized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing discussion.

The above discussion of the material factors considered by the JGGC board sets forth the principal factors it considered but is not intended to be exhaustive.

CERTAIN UNAUDITED PROJECTED FINANCIAL INFORMATION

GLAAM does not, and New PubCo will not, as a matter of course, make public projections as to future revenues, costs, performance, financial condition or other results. However, GLAAM’s management prepared and provided to the GLAAM board and to JGGC certain internally prepared unaudited prospective financial information of GLAAM in connection with the evaluation of the Business Combination (the “Projections”). The JGGC board was provided with the Projections in connection with its consideration of the Business Combination on March 1, 2023 and considered these as part of the decision taken on March 1, 2023 to proceed with the Business Combination and enter into the Business Combination Agreement. The Projections do not take into account any circumstances or events occurring after January 12, 2022, which was the date on which the Projections were prepared.

The Projections were requested by, and disclosed to, JGGC for use as a component of its overall evaluation of GLAAM. The JGGC board reviewed and discussed the Projections to inform them as to the views of GLAAM’s management of the future financial performance of GLAAM for the two-year period ending December 31, 2024. The Projections are included in this proxy statement/prospectus solely to provide JGGC Shareholders with access to information made available in connection with JGGC board’s consideration of the Business Combination. An investor presentation that included the Projections was furnished on a Current Report on Form 8-K on March 2, 2023, which was also filed as written communications pursuant to Rule 425.

The Projections are not fact and should not be viewed as guidance or otherwise predictive of actual future events, and actual results may differ materially from the Projections. For all of the reasons described in this section, the Projections described below and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties.

The Projections were prepared solely for internal use, not with a view toward public disclosure, and not with a view toward complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants or the PCAOB for preparation and presentation of prospective financial information. The Projections have not been audited. Neither GLAAM’s management team nor its representatives have made or makes any representations to any person regarding the ultimate performance of GLAAM relative to the Projections. The Projections were prepared in good faith by GLAAM’s management team, based on their reasonable best estimates, beliefs and assumptions with respect to the expected future financial performance of GLAAM based on information available to GLAAM at the time the Projections were prepared, including GLAAM’s business plans and growth strategy, and speak only as of that time.

The Projections included in this proxy statement/prospectus were prepared by, and are the responsibility of, GLAAM’s management team. Neither GLAAM’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the Projections contained in this proxy statement/prospectus, and, accordingly, neither GLAAM’s independent registered public accounting firm, nor any other independent accountants have expressed an opinion or any other form of assurance on such information or their achievability, and GLAAM’s independent registered public accounting firm and GLAAM assume no responsibility for, and disclaim any association with, the Projections. The report of GLAAM’s independent registered public accounting firm included in this proxy statement/prospectus relates to GLAAM’s historical financial statements as of and for the years ended December 31, 2022 and 2021 and it does not extend to the Projections and should not be read to do so.

The inclusion of Projections in this proxy statement/prospectus should not be regarded as a representation by GLAAM, New PubCo, JGGC, their respective boards of directors, or their respective affiliates, advisors or other representatives that the results contained in the Projections will be achieved, and should not be regarded as an indication that GLAAM, New PubCo, JGGC, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now consider, the Projections to be predictive of actual past or future results or to support or fail to support any decision whether to vote for or against the Business Combination. The Projections are not included in this proxy statement/prospectus to induce any JGGC Shareholder to vote in favor of or against the Business Combination, and readers of this proxy statement/prospectus, including investors or holders, are cautioned not to place undue reliance on this information.

The Projections may be materially different than actual future results due to factors beyond GLAAM’s ability to control or predict. The Projections are subjective in many respects and are therefore susceptible to multiple interpretations. Neither JGGC nor New PubCo will refer back to the Projections in any future periodic reports filed under the Exchange Act.

Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus because the Projections were made available to JGGC and the JGGC board in connection with their review of the Business Combination. The Projections were one of several inputs in the evaluation of the Business Combination that were considered by the JGGC board, although the JGGC board did not place undue reliance on the Projections. See “Proposals to be considered by JGGC Shareholders—The Business Combination Proposal—The JGGC Board of Directors’ Reasons for Approval of the Business Combination.”

While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates, beliefs and assumptions, including, but not limited to, general business, economic, financial, regulatory, industry, market and competitive conditions, as well as assumptions about matters specific to the business of GLAAM, all of which are difficult to predict and many of which are beyond the control of GLAAM. In particular, the Projections reflect GLAAM’s beliefs and expectations regarding revenue growth rates, including underlying assumptions related to customer demand, the size of the overall market, GLAAM’s ability to expand its business, industry performance, the regulatory environment, and general business and economic conditions, and such beliefs and expectations may not correspond with actual future results.

Therefore, GLAAM’s future business and financial performance will be significantly impacted by its ability to successfully expand sales of its existing products and to enter new markets, which will significantly impact actual results, particularly as to net operating revenue projections. Actual results and timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” beginning on page 63 of this proxy statement/prospectus and “Cautionary Note Regarding Forward-Looking Statements” beginning on page 13 of this proxy statement/prospectus. In addition, the Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year.

GLAAM cautions that its assumptions may not materialize, and that market developments and economic conditions may render such assumptions subject to greater uncertainty. GLAAM believes that the assumptions built into the Projections were reasonable at the time the Projections were prepared, given the information GLAAM had at that time and its business strategy at such time. However, there are important factors that may affect actual results and cause the results reflected in the Projections not to be achieved including, among other things, risks and uncertainties relating to GLAAM’s business, industry performance, and general business and economic conditions, including the ongoing impacts of the COVID-19 pandemic and political, geopolitical and macroeconomic factors, especially considering the military conflict between Russia and Ukraine. The Projections also reflect assumptions as to certain business decisions and strategy that are subject to change.

GLAAM AND NEW PUBCO DO NOT EXPECT TO GENERALLY PUBLISH THEIR BUSINESS PLANS AND STRATEGIES OR MAKE EXTERNAL DISCLOSURES OF THEIR ANTICIPATED FINANCIAL POSITION OR RESULTS OF OPERATIONS. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROJECTIONS FOR GLAAM, NEITHER JGGC, GLAAM NOR NEW PUBCO UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION

TO, THESE PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

NONE OF GLAAM, NEW PUBCO, JGGC, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY GLAAM SHAREHOLDERJGGC SHAREHOLDER OR ANY OTHER PERSON REGARDING PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT FINANCIAL AND OPERATING RESULTS HAVE BEEN OR WILL BE ACHIEVED.

This proxy statement/prospectus includes GLAAM’s historical audited consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, as well as selected consolidated historical financial data of GLAAM derived from such financial statements. Therefore, the Projections should be read alongside such historical financial information for GLAAM and no single financial measure should be relied upon. See “Selected Consolidated Historical Financial Data of GLAAM,” “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and GLAAM’s financial statements and the notes related thereto, included elsewhere in this proxy statement/prospectus.

GLAAM Projected Financial Information

Projections

In connection with its consideration of the potential business combination, GLAAM provided its internally-derived forecasts, for each of the years in the three-year period ending December 31, 2025 to JGGC for use as a component of its overall evaluation of GLAAM. Such projected financial information is included in this proxy statement/prospectus because it was provided to the JGGC Board for its evaluation of the Business Combination (the “Projections”).

The Projections are included in this proxy statement/prospectus solely to provide JGGC Shareholders access to information made available in connection with the JGGC Board’s consideration of the Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was January 12, 2023.

The Projections were prepared in good faith by GLAAM’s management team and are based on GLAAM’s management’s reasonable estimates and assumptions with respect to the expected future financial performance of GLAAM at the time the Projections were prepared and speak only as of that time.

The Projections reflect GLAAM’s views on its project pipeline, the timing and probability of specific projects advancing through the pipeline, and developments to its content and rental revenue model. The Projections do not include GaaS business and projects which GLAAM would finance through an ownership role and/or revenue-share.

GLAAM’s business model centers around developing, producing, and selling architectural media glass called G-Glass for various applications to real estate developers and operators, the DOOH industry, as well as municipalities. In addition, GLAAM is developing and selling, though still to a limited extent, content to the owners of G-Glass installations. GLAAM is typically selling its products as part of a project and the full project development cycle can range from 6 to 60 months or more depending on the geography, application, size of installation, and the complexity of installation. Lastly, GLAAM also provides installation and services and repair services.

GLAAM utilized a number of forecasting methodologies to derive a weighted probability that each of its projects will advance through the project development cycle and commence commercial operations. Given GLAAM’s sales cycle and pipeline commercialization forecasting methodology, GLAAM believes that its projections are reasonable throughout this timeframe.

The Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to GLAAM’s business, all of which are difficult to predict and many of which are beyond GLAAM’s and JGGC’s control. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than the Projections. Since the Projections cover multiple years, such information by its nature becomes less predictive with each successive year. These Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Projections are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond GLAAM’s and JGGC’s control. The various risks and uncertainties include those set forth in the “Risk Factors,” “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”.

Revenue Projections

We use a detailed process for keeping track of leads and opportunities that we come across from both outbound activities and inbound requests. As the leads and opportunities become more refined and concrete, we assign the most promising ones to three pipeline levels:

•	Identified Opportunities with Ongoing Discussions: Representing the total project leads under discussion.

•	Qualified Pipeline: Projects with defined customer, location, and G-Glass usage.

•	High Probability Pipeline: Project with defined customer, location, G-Glass usage and budget or began drawing.

Our current pipeline depicted below reflects the total revenues at the different stages of the potential projects that we are currently pursuing.

For the short-term projections for 2023, depicted below is the revenue bridge which includes revenues from contracts signed up to December 31, 2022 that are projected to be recognized in 2023 plus additional revenues from contracts signed in 2023, less revenues from contracts signed up to December 31, 2023 that are projected to be recognized the following year in 2024.

Gross Profit Projections

In order to win projects in the real estate industry, we must be able to quickly produce G-Glass at volume, in accordance with very high specifications, and with a high degree of customization. Consequently, we have built two sophisticated production plants in South Korea and China, each of which can produce up to 700,000 square feet of G-Glass annually.

As we ramp up our sales effort and generate more sales, we will increasingly bring down fixed costs per produced unit and thus benefit from our operating leverage and generate a higher gross profit per produced unit.

Depicted below are the projections of the average production cost per square foot for the period 2022-2024.

Estimates and Assumptions

In arriving at the Projections, the material estimates and assumptions considered, included, but were not limited to, the following:

•

Existing Pipeline – GLAAM’s management is discussing concrete business opportunities with customers that represent more than $1 billion worth of revenue. We manage our global business leads and opportunities on a global basis in the form of a pipeline divided into three tiers depending the project phase. Other considerations include design specificity, commercial rationale, customer interest, other commercial aspects, and assessed probability:

•	“Identified Opportunities with Ongoing Discussions,” which represent total project leads under discussion with a combined value of more than $1 billion;

•	a “Qualified Pipeline,” which represents projects with defined customer, location and G-Glass usage with a combined value of approximately $280 million; and

•

(3) a “High Probability Pipeline,” which represents projects with a defined customer, location, and G-Glass usage together with a budget or initial drawings with a combined value of approximately $86 million.

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Conversion of Existing Pipeline – For 2023, GLAAM’s management has assumed that approximately $28 million, or 33%, of its existing High Probability Pipeline will be converted to revenue and approximately $17 million, or 6%, of its current Qualified Pipeline, which excludes new leads, will be converted to revenue. In addition, GLAAM will recognize approximately $10 million of revenue from contracts signed in 2022 and approximately $4 million of revenue from contracts signed in 2023 will be generated in 2024.

For 2024, GLAAM’s management estimates that approximately $35 million, or 41%,of its existing High Probability Pipeline and $30 million, or 11%, of its current Qualified Pipeline will be converted into revenue. In addition, GLAAM expects that it will recognize approximately $4 million from contracts signed in 2023.

For 2025, GLAAM’s management estimates that approximately $8 million, of 9%, of its existing High Probability Pipeline and $40 million, or 14%, of its current Qualified Pipeline, and possibly $10 million, or 1%, of Identified Opportunities with Ongoing Discussions will be converted into revenue in 2025.

•

These assumptions are based on the timelines of the current opportunities in the pipeline, as well as GLAAM’s historical experience with how quickly a project can move from lead, to proposal, design, contract, installation, and project completion. GLAAM’s ability to meet these Projections will be dependent on GLAAM’s ability to effectively identify and convert new customers and customer projects and minimize sales cycle during the business development stages, which can last between six to 60 months from project inception to completion. In addition, as we expect to ramp up our marketing and sales operations, as the market is becoming more aware of and receptive to our products, and as we increase our international installed base, we expect to continuously expand our pipeline with new opportunities. As a result, we expect to monetize these new opportunities during the 2023 to 2025 time period discussed above.

•

Average Production Cost – GLAAM’s management has assumed that as we win more orders and substantially increase our production volume in terms of total square foot of G-Glass, we will be able to spread our fixed costs across a much higher output volume. As a result we estimate that our average production cost per square foot of G-Glass will be significantly reduced. We expect our production cost to decrease by 45% from 2022 to 2023 and by an additional 14% from 2023 to 2024. In particular, GLAAM’s management has assumed that from 2022 to 2024, our fixed costs per square foot will be reduced by 80%, labor costs per square foot will be reduced by 55% and production costs per square foot will be reduced by 52%. GLAAM’s management has also assumed that it will not be required to make any substantial capital expenditure investments as each of its two factories has a production capacity equivalent to well over $200 million of G-Glass revenue per year.

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Glass as a Service – GLAAM’s management has assumed that GLAAM will expand its GaaS offering globally. GaaS is a method of cost sharing capital expenditures with the customer, together with an agreement to maintain the installation, in exchange for a license covering the use of the media glass by third parties. Under these arrangements, we would typically retain 80% of the media and advertising revenue that the installation generates. While we regard GaaS as a tremendous business opportunity we have not incorporated any meaningful GaaS revenues in our projections; consequently we do not materially rely on GaaS revenues in our projections.

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Developing Media and Content Services – GLAAM’s management assumes that GLAAM will be able to continue to develop and grow its content and media business line to generate approximately 2% of top line revenue, which implies revenues of $1.2 million, $2.6 million, and $4.5 million in 2023, 2024 and 2025, respectively, with gross margins, partly managed by licensing content from third-party content developers, in excess of 50%. These assumption are based on past projects and customer conversations, current customer requests, and our ability to scale up usage and recurring usage of individual content, the customer penetration, scalability and usage of our media and content platform, and ability to offer media and services on a recurring basis.

Financial Projections

Below is a summary of the Projections.

($ in millions)	2023E	2024E	2025E
Total Revenue	$51.5	$71.0	$104.8
Adjusted Gross Profit(1)	29.9	42.6	65.8
Adjusted Gross Margin (%)	58%	60%	63%
Adjusted EBITDA(2)	22.5	34.1	54.9
Adjusted EBITDA Margin (%)	44%	48%	52%

(1)

We calculate Adjusted EBITDA as net income excluding results from non-operating sources including interest expenses and income, gain or loss on extinguishing of debt, share based compensation, change in fair value instruments, depreciation, and provision for income taxes and adjusted for various one-time, irregular and non-recurring items.

(2)	We calculate Adjusted Gross Profit as Revenue less Cost of Sales adjusted various one-time, irregular and non-recurring items.

Non-Financial Projections

Below is a summary of projected amount of G-Glass to be produced.

	2023E	2024E	2025E
Total G-Glass (square meter)	3,200	8,800	15,200
Total G-Glass (square foot)	34,600	94,700	163,500
Utilization of Existing Production Capacity(1)	2.5%	6.8%	11.6%

(1)	Based on GLAAM’s existing production capacity of 700,000 square feet in South Korea, and 700,000 square feet in China.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, (INCLUDING A REGISTRANT’S RESPONSIBILITY TO MAKE FULL AND PROMPT DISCLOSURE AS REQUIRED BY SUCH FEDERAL SECURITIES LAWS) BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF JGGC, NEW PUBCO OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR

REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE JGGC BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Fairness Opinion of Houlihan Capital

On March 1, 2023, Houlihan Capital delivered its written opinion to the JGGC board as to the fairness of the Business Combination, from a financial point of view, to JGGC’s unaffiliated shareholders.

Houlihan Capital’s opinion was directed to the JGGC board (in its capacity as such) and only addressed the fairness of the Business Combination, from a financial point of view, to JGGC’s unaffiliated shareholders and did not address any other aspect or implication of the Business Combination or any other arrangement, agreement or understanding. The summary of Houlihan Capital’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Houlihan Capital’s written opinion, which is attached as Annex I to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Capital in connection with the preparation of its opinion. However, neither Houlihan Capital’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the JGGC Board, any security holder or any other person as to how to act or vote or make any election with respect to any matter relating to the Business Combination or otherwise.

In connection with its opinion, Houlihan Capital made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Capital:

•	reviewed a draft, dated February 28, 2023, of the Business Combination Agreement;

•	reviewed certain publicly available business and financial information relating to JGGC and GLAAM that Houlihan Capital deemed to be relevant;

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of GLAAM made available to Houlihan Capital by GLAAM and JGGC, including discussion materials prepared by GLAAM and reviewed by GLAAM and JGGC in connection with the Business Combination and the financial projections prepared by the management of GLAAM relating to GLAAM and, in connection therewith, reviewed the financial and operating performance of companies with publicly traded equity securities that Houlihan Capital deemed to be relevant;

•	held discussions with certain members of the management of JGGC and GLAAM regarding the Business Combination and the historical performance, financial projections and future outlook of GLAAM; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Capital deemed appropriate.

Houlihan Capital relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information (including any financial projections) discussed with or reviewed by Houlihan Capital and did not assume any responsibility with respect to such information. Additionally, Houlihan Capital did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of JGGC or GLAAM.

For purposes of its opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Business Combination. Houlihan Capital also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters and its opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of Houlihan Capital’s opinion.

Furthermore, Houlihan Capital was not requested to opine as to, and its opinion does not address, the (i) underlying business decision of JGGC, its equityholders, or any other party to proceed with or effect the Business Combination, (ii) financial fairness of any aspect of the Business Combination not expressly addressed in Houlihan Capital’s opinion, (iii) terms of the Business Combination (except with respect to financial fairness), (iv) fairness of any portion or aspect of the Business Combination to the holders of any securities, creditors, or other constituencies of JGGC, or any other party, other than those set forth in Houlihan Capital’s opinion, (v) relative corporate or other merits of the Business Combination as compared to any alternative business strategies that might exist for JGGC, or (vi) tax, accounting or legal consequences of the Business Combination to either JGGC, its equityholders or any other party.

Houlihan Capital’s opinion was only one of many factors considered by the JGGC board in evaluating the Business Combination. Neither Houlihan Capital’s opinion nor its analyses were determinative of the views of JGGC’s board or management with respect to the Business Combination. The type and amount of consideration payable in the Business Combination were determined through negotiation between JGGC and GLAAM, and the decision to enter into the Business Combination Agreement was solely that of the JGGC board.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal - The JGGC Board of Directors’ Reasons for Approval of the Business Combination,” the JGGC board concluded that the Business Combination met the requirement disclosed in the prospectus for its IPO that the Business Combination have a fair market value of at least 80% of the net assets held in the Trust Account at the time of execution of the Business Combination Agreement.

Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination

When considering the JGGC board of directors’ recommendation that our shareholders vote in favor of the approval of the Business Combination, JGGC Shareholders should be aware that, aside from their interests as shareholders, the Sponsor and certain of JGGC’s directors and officers have interests in the Business Combination that may conflict with the interests of other shareholders generally. JGGC’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to shareholders that they approve the Business Combination. JGGC Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the interests listed below:

•

the fact that our initial shareholders, some of which are directors and officers of JGGC, hold 7,666,667 Founder Shares for which our Sponsor paid $25,000, which will convert on a one-for-one basis, into 7,666,667 New PubCo Ordinary Shares as of the Closing, and such shares will have a significantly higher value at the time of the Business Combination when such shares convert into shares in New PubCo, and will be worthless if we do not consummate our initial business combination (as the Sponsor has waived liquidation rights with respect to such shares);

•

the fact that if our initial business combination is not consummated by August 10, 2023, our Sponsor, officers, and directors will lose their entire investment in us, which investment included a capital contribution of $25,000 and the acquisition of 12,450,000 JGGC Private Placement Warrants for a purchase price of $1.00 per warrant, having an approximate aggregate market value of $[●], as of [●] (based on $[●] per warrant, which was the closing price of the JGGC Warrants on Nasdaq on [●]);

•

the fact that given the differential in the purchase price that the Sponsor paid for the Founder Shares as compared to the price of the Public Shares sold in the IPO and the 7,466,667 New PubCo Ordinary

Shares that the Sponsor will receive upon conversion of the Founder Shares in connection with the Business Combination, the Sponsor and its affiliates may earn a positive rate of return on their investment even if the New PubCo Ordinary Shares trade below the price initially paid for the Public Shares in the IPO and the Public Shareholders experience a negative rate of return following the consummation of the Business Combination;

•

the fact that our Sponsor, officers and directors have agreed to waive: (i) their redemption rights with respect to their Founder Shares and any Public Shares they may have acquired after the IPO in connection with consummation of the Business Combination, for which they did not receive separate consideration other than the receipt of Founder Shares for a nominal purchase price, and (ii) their rights to liquidating distributions from the Trust Account with respect to any shares held by them if JGGC fails to complete an initial business combination and accordingly, our Sponsor, officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

the fact that if the Trust Account is liquidated, including in the event we are unable to complete our initial business combination by August 10, 2023, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than JGGC’s independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amounts in the Trust Account to below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, net of the amount of taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under JGGC’s indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act;

•

the fact that, unless an initial business combination is completed, JGGC and our directors are only entitled to reimbursement for any out-of-pocket expenses incurred by them on our behalf incident to identifying, investigating and consummating an initial business combination (which, as of the date of this proxy statement/prospectus were expected to be approximately $[●] through to consummation of the Business Combination) from funds outside of the Trust Account, which funds are limited;

•

the potential for one of our directors or officers to be appointed as a director or officer of New PubCo (See “New PubCo Management Following the Business Combination—Management and Board of Directors.”); and

•	the continued indemnification of current directors and officers of JGGC and the continuation of directors’ and officers’ liability insurance for a period of six years from the Closing Date.

These interests may influence JGGC’s directors in making their recommendation that you vote in favor of the approval of the Business Combination Proposal. You should take these interests into account in deciding whether to approve the Business Combination.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to holders of JGGC Ordinary Shares or the warrants in connection with the ordinary resolution to approve the Business Combination. However, in respect of the special resolution to approve the Merger, under section 238 of the Companies Act, shareholders of a Cayman Islands company ordinarily have dissenters’ rights with respect to a statutory merger.

The Companies Act prescribes when dissenters’ rights will be available and provides that shareholders are entitled to receive fair value for their shares if they exercise those rights in the manner prescribed by the Companies Act. Pursuant to section 239(1) of the Companies Act, dissenters’ rights are not available if an open market for the shares exists on a recognized stock exchange, such as Nasdaq, for a specified period after the merger is authorized (such period being the period in which dissenter’s rights would otherwise be exercisable). It is anticipated that, if the Business Combination is approved, it may be consummated prior to the expiry of such specified period and accordingly the exemption under section 239(1) of the Companies Act may not be available. However, pursuant to the terms of the Business Combination Agreement, JGGC and GLAAM may defer the Closing Date by agreement in writing, including if a JGGC Shareholder validly exercises their dissenters’ rights under the Companies Act. Such deferral, if agreed between JGGC and GLAAM, may result in the consummation of the Merger not occurring until after the expiry of the specified period, thereby allowing the exemption in section 239(1) of the Companies Act to be relied upon.

Regardless of whether dissenters’ rights are or are not available, Public Shareholders can exercise the rights of redemption described herein. The JGGC board of directors has determined that the redemption proceeds payable to shareholders who exercise such redemption rights represent the fair value of those shares.

Extracts of relevant sections of the Companies Act follow:

238. (1) A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

239. (1) No rights under section 238 shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the expiry date of the period allowed for written notice of an election to dissent under section 238(5), but this section shall not apply if the holders thereof are required by the terms of a plan of merger or consolidation pursuant to section 233 or 237 to accept for such shares anything except—(a) shares of a surviving or consolidated company, or depository receipts in respect thereof; (b) shares of any other company, or depository receipts in respect thereof, which shares or depository receipts at the effective date of the merger or consolidation, are either listed on a national securities exchange or designated as a national market system security on a recognized interdealer quotation system or held of record by more than two thousand holders; (c) cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a) and (b); or (d) any combination of the shares, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in paragraphs (a), (b) and (c).

Regulatory Approvals Required for the Business Combination

JGGC and GLAAM will use commercially reasonable efforts to obtain any necessary regulatory approvals under any applicable laws for the Transactions.

Listing of the New PubCo Ordinary Shares

Approval of the listing on Nasdaq of the New PubCo Ordinary Shares to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under the Existing Governing Documents, being the affirmative vote of the holders of a majority of the JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting.

The approval of the Business Combination Proposal is a condition to the consummation of the Business Combination.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed for the Business Combination Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the transactions contemplated by the Business Combination Agreement, dated as of March 2, 2023, as it may be amended, supplemented, or otherwise modified from time to time, by and among JGGC, New PubCo, GLAAM and Exchange Sub, pursuant to which, among other things, JGGC will merge with and into New PubCo with New PubCo being the surviving entity, on the terms and conditions set forth therein, be authorized, approved and confirmed in all respects, including with respect to the approval of (i) the Merger, (ii) the other transactions contemplated by the Business Combination Agreement, and (iii) the other agreements entered into or to be entered into by JGGC in connection with the Business Combination.”

Recommendation with Respect to the Business Combination

The JGGC board of directors considered all of interests described in the section entitled “Proposals to be considered by JGGC Shareholders—The Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and concluded that they supported a favorable determination that the Business Combination Agreement is advisable, fair to and in the best interests of JGGC and its shareholders and recommends that the shareholders vote or instruct that their vote be cast “FOR” the approval of the Business Combination Proposal.

The JGGC board of directors based its decisions on the totality of the information presented to it and considered by it. In light of the number and variety of the factors considered in connection with its evaluation of the Business Combination, the JGGC board of directors did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the JGGC board of directors may have viewed factors differently or given different weights to other or different factors.

The explanation of JGGC’s reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” beginning on page 13 of this proxy statement/prospectus and “Risk Factors” beginning on page 63 of this proxy statement/prospectus.

THE JGGC BOARD RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL. WHEN YOU CONSIDER THE RECOMMENDATION OF THE JGGC BOARD, YOU SHOULD KEEP IN MIND THAT JGGC’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE TRANSACTION THAT MAY CONFLICT WITH YOUR INTERESTS AS A SHAREHOLDER, WHICH ARE DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

THE BUSINESS COMBINATION AGREEMENT

The following summary describes certain material provisions of the Business Combination Agreement. This summary is qualified in its entirety by reference to the full text of the Business Combination Agreement, which is attached to this proxy statement/prospectus as Annex A. You are encouraged to carefully read the Business Combination Agreement in its entirety for a more complete understanding of the Business Combination. The Business Combination Agreement is included to provide investors and security holders with information regarding the terms of the Business Combination Agreement. In particular, the assertions embodied in representations and warranties by the parties contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also qualified, modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. JGGC and New PubCo do not believe that these schedules contain information that is material to an investment decision.

The Merger and Share Swap

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the parties have agreed that, on the terms and subject to the conditions set forth therein, JGGC will merge with and into New PubCo, with New PubCo being the surviving entity and possessing all the property, rights, powers, privileges and franchises, subject to all of the obligations, liabilities and duties of JGGC and New PubCo and the separate corporate existence of JGGC will cease.

Pursuant to the terms of the Business Combination Agreement, (i) GLAAM shall become a wholly-owned indirect subsidiary of New PubCo and (ii) the GLAAM Shareholders, JGGC Shareholders (including the Sponsor) who do not redeem their Public Shares and the PIPE investors, if any, will become shareholders of New PubCo.

Structure

Pre-Business Combination Structure

The following diagram depicts the simplified organizational structure of JGGC, New PubCo and GLAAM immediately before the Business Combination.

Post-Business Combination Structure

The following diagram depicts the simplified organizational structure of New PubCo and its subsidiaries immediately after the consummation of the Business Combination.

Effective Times of the Merger and Consummation of the Business Combination

The Merger is to become effective by the registration of the related plan of merger by the Cayman Islands Registrar of Companies and will be effective immediately upon such registration.

Subject to the terms and conditions of the Business Combination Agreement, the Closing will take place by electronic exchange of documents at a time and date to be specified in writing by GLAAM and JGGC, which will be no later than two business days after the date on which all of the conditions described below under the subsection entitled “The Business Combination—The Business Combination Agreement—Conditions to Complete the Business Combination,” have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions) or such other time, date and place as JGGC and GLAAM may mutually agree in writing.

JGGC, GLAAM and New PubCo currently expect to complete the Business Combination in the third quarter of 2023. However, any delay in satisfying any conditions to the Business Combination could delay consummation of the Business Combination. If the Closing has not occurred by the date that is the earlier of (i) November 15, 2023 or (ii) the date by which JGGC must consummate its initial business combination under the Existing Governing Documents (currently August 10, 2023) (the “Outside Date”), subject to certain conditions, either JGGC or GLAAM may terminate the Business Combination Agreement.

Consideration to be Received in the Business Combination

JGGC Shareholders Merger Consideration

At the effective time of the Merger, (i) each JGGC Unit will be automatically separated and each of its holders will be deemed to hold one JGGC Class A Ordinary Shares, one JGGC Right and one-half of one JGGC

Warrant, per JGGC Unit, (ii) all JGGC Ordinary Shares that are owned by JGGC or any wholly owned subsidiary of JGGC immediately prior to the Merger will automatically be canceled, and no New PubCo Ordinary Shares or other consideration will be delivered or deliverable in exchange, (iii) each JGGC Ordinary Share issued and outstanding immediately prior to the Merger will be canceled and automatically converted into the right to receive one New PubCo Ordinary Share, (iv) each JGGC Warrant outstanding immediately prior to the Merger will cease to represent a right to acquire JGGC Class A Ordinary Shares and will instead represent the right to acquire the same number of New PubCo Ordinary Shares, at the same exercise price of $11.50 per share and on the same other terms as in effect immediately prior to the Merger, and (v) each JGGC Right that is issued and outstanding immediately prior to the Merger will be converted into the number of New PubCo Ordinary Shares that would have been received by the holder thereof if such JGGC Right had been converted upon the consummation of a business combination into JGGC Class A Ordinary Shares, all JGGC Rights shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of JGGC Rights shall thereafter cease to have any rights with respect thereto, except the right to receive New PubCo Ordinary Shares.

Each JGGC Class A Ordinary Share validly tendered or submitted for redemption in the manner set forth in this proxy statement/prospectus will, in accordance with the Existing Governing Documents, be canceled and redeemed prior to the Merger and for the avoidance of doubt will not be entitled to any merger consideration. As a holder of JGGC Class B Ordinary Shares, the Sponsor shall be entitled to receive New PubCo Ordinary Shares as described above.

GLAAM Shareholders Merger Consideration

At the effective time of the Merger, all of the issued share capital in New PubCo as of immediately prior to the Merger will be cancelled.

At the effective time of the Share Swap, (i) the right to each GLAAM Common Share held by the GLAAM Shareholders in connection with and immediately prior to the Share Swap shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable New PubCo Ordinary Shares equal to the GLAAM Exchange Ratio and (ii) each GLAAM Option shall be converted into a New PubCo Converted Option in accordance with the Closing Payments Schedule. Prior to the Closing, the board of directors of GLAAM will adopt such resolutions and use its reasonable best efforts to take such other actions permitted under applicable law or the terms of each GLAAM Option necessary to provide that, at the effective time of the Share Swap, such GLAAM Options be converted into New PubCo Converted Options and New PubCo shall assume all obligations of GLAAM under the applicable equity incentive plan in respect of each outstanding New PubCo Converted Option and the agreements evidencing the grants thereof.

No fraction of a New PubCo Ordinary Share shall be issued by virtue of the Transactions and any fractional New PubCo Ordinary Share that would otherwise be issuable to any GLAAM Shareholder following such conversion shall be rounded up to a whole New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such GLAAM Shareholder would otherwise be entitled to is equal to or exceeds 0.50 or rounded down to no New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such GLAAM Shareholder would otherwise be entitled to is less than 0.50.

New PubCo Founder Warrants

In the event that immediately following the Closing, the GLAAM Founder Closing Ownership Stake would not constitute at least 12.5% of the New PubCo Closing Fully Diluted Capital, then prior to the Closing, New PubCo, JGGC and GLAAM shall enter into an agreement with the GLAAM Founders on reasonable terms pursuant to which New PubCo will issue to the GLAAM Founders a number of New PubCo Founder Warrants such that following the issuance of such warrants to the GLAAM Founders, the GLAAM Founder Closing Ownership Stake shall constitute 12.5% of the New PubCo Closing Fully Diluted Capital. The New PubCo

Founder Warrants will have the same exercise price and substantially the same term, exercisability, vesting schedule and other rights, obligations and conditions as the Converted JGGC Warrants.

GLAAM Founder Earnout

The GLAAM Founders, New PubCo, Exchange Sub, JGGC and GLAAM entered into the GLAAM Founder Earnout Letter. Pursuant to the GLAAM Founder Earnout Letter, at the Closing, New PubCo shall issue or cause to be issued to the GLAAM Founders (in the aggregate), (i) 1,666,666.67 New PubCo Series I RSRs, (ii) 1,666,666.67 New PubCo Series II RSRs, and (iii) 1,666,666.67 New PubCo Series III RSRs, in each case upon the terms and subject to the conditions set forth in the GLAAM Founder Earnout Letter, and New PubCo shall reserve and allot the Earnout Shares for issuance upon settlement of such New PubCo Earnout RSRs if the VWAP of New PubCo Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00, respectively, in each case, for twenty (20) Trading Days within any thirty (30) consecutive Trading Day period occurring during the Earnout Period.

In the event that after the Closing and prior to the expiration of the Earnout Period, an Earnout Strategic Transaction (as defined in the GLAAM Founder Earnout Letter) is consummated and the per share value in connection with an Earnout Strategic Transaction is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00 per share, then the corresponding Earnout Shares underlying the New PubCo Series I RSRs, the New PubCo Series II RSRs, or the New PubCo Series III RSRs, as the case may be, together with any Earnout Shares not previously issued pursuant to the GLAAM Founder Earnout Letter will be issued or deemed to have been issued by New PubCo immediately prior to the consummation of such transaction. The recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction.

If New PubCo shall, at any time or from time to time, after the date of the GLAAM Founder Earnout Letter effect a share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding New PubCo Ordinary Shares, the number of Earnout Shares issuable pursuant to the vesting of the New PubCo Earnout RSRs set forth in the GLAAM Founder Earnout Letter and the stock price targets included in the definition of each Triggering Event and each Earnout Strategic Transaction Vesting Event, shall be equitably adjusted for such share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution.

Upon the expiration of the Earnout Period, if any Triggering Event or Earnout Strategic Transaction Vesting Event has not occurred, none of the related New PubCo Earnout RSRs shall vest, and all rights underlying any such New PubCo Earnout RSRs shall be forfeited and cancelled for no consideration.

Ownership of, and Voting Rights in, New PubCo Following the Business Combination

As of the date of this proxy statement/prospectus, there are (i) 23,000,000 JGGC Class A Ordinary Shares outstanding, and (ii) 7,666,667 JGGC Class B Ordinary Shares outstanding (all of which are held by the Initial Shareholders). As of the date of this proxy statement/prospectus, there are 12,450,000 JGGC Private Placement Warrants outstanding and 11,500,000 JGGC Public Warrants outstanding. Each JGGC Warrant entitles the holder thereof to purchase one JGGC Class A Ordinary Share and, following the Closing, will entitle the holder thereof to purchase one New PubCo Ordinary Share. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination, and assuming that none of JGGC’s outstanding Public Shares are redeemed in connection with the Business Combination), JGGC’s fully diluted share capital, giving effect to the exercise of all of the JGGC Private Placement Warrants and Public Warrants, would be [●] JGGC Ordinary Shares.

The following table illustrates the varying ownership levels in New PubCo Ordinary Shares immediately following the consummation of the Business Combination based on the varying levels of redemptions of Public

Shares by Public Shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the New PubCo Warrants).

	Share Ownership in New PubCo(1)
	No Redemption Scenario(2)	Interim Redemption Scenario(3)	Maximum Redemption Scenario(4)
	Percentage of Outstanding New PubCo Ordinary Shares
JGGC Public Shareholders	47.9%	29.9%	—
JGGC Initial Shareholders	12.0%	20.0%	23.0%
JGGC Rights holders	4.0%	5.0%	7.7%
GLAAM Founders	1.3%	1.7%	2.6%
Other GLAAM Shareholders	34.8%	43.4%	66.8%

Total	100.0%	100.0%	100.0%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For more information about the consideration to be received in the Business Combination see “The Business Combination Agreement—Consideration to be Received in the Business Combination.” A discussion of additional dilution sources is set forth in the Question and Answer immediately below.

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

Voting rights. As discussed further in the Proposed Governing Documents, each holder of New PubCo Ordinary Shares will be entitled to one (1) vote for each New PubCo Ordinary Share held of record by such holder on all matters subject to a vote of the New PubCo shareholders.

The following table illustrates the varying voting power in New PubCo immediately following the consummation of the Business Combination based on the varying levels of redemptions of Public Shares by Public Shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any additional dilution sources, such as the New PubCo Warrants).

	Voting Power in New PubCo(1)
	No Redemption Scenario(2)	Interim Redemption Scenario(3)	Maximum Redemption Scenario(4)
	Percentage of Voting Rights of Outstanding New PubCo Ordinary Shares
JGGC Public Shareholders	47.9%	29.9%	—
JGGC Initial Shareholders	12.0%	20.0%	23.0%
JGGC Rights Holders	4.0%	5.0%	7.7%
GLAAM Founders	1.3%	1.7%	2.6%
Other GLAAM Shareholders	34.8%	43.4%	66.8%

Total	100.0%	100.0%	100.0%

(1)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(2)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(3)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(4)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

The following table illustrates the varying levels of equity interest and voting power in New PubCo Ordinary Shares as a result of the exercise of New PubCo Warrants immediately following the consummation of the Business Combination based on the varying levels of redemptions of Public Shares by Public Shareholders and based on the additional assumptions described in the notes to the table below (without taking into account any dilution source other than the exercise of New PubCo Warrants).

Equity Interest and Voting Power in New PubCo After Exercise of New PubCo Warrants(1)
	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
Shareholders	Equity Interest	Voting Power	Equity Interest	Voting Power	Equity Interest	Voting Power
JGGC Public Shareholders	[●]	[●]	[●]	[●]	—	—
JGGC Initial Shareholders	[●]	[●]	[●]	[●]	[●]	[●]
JGGC Rights Holders	[●]	[●]	[●]	[●]	[●]	[●]
GLAAM Founders	[●]	[●]	[●]	[●]	[●]	[●]
Other GLAAM Shareholders	[●]	[●]	[●]	[●]	[●]	[●]

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(5)

As of immediately following the consummation of the Business Combination. Excludes New PubCo Warrants and the effect of any other transactions that may be entered into after the date of this proxy statement/prospectus. For a more detailed description of share ownership upon consummation of the Business Combination, see “Beneficial Ownership of Securities.”

(6)

Assumes that no Public Shares are redeemed in connection with the Business Combination. In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(7)

Assumes that 11,500,000 JGGC Class A Ordinary Shares (or 50% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $121,900,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

(8)

Assumes that 23,000,000 JGGC Class A Ordinary Shares (or 100% of the Public Shares) are redeemed in connection with the Business Combination at a redemption price of $10.60 per share or $243,800,000 in the aggregate (based on the estimated value of the Trust Account at Closing). In addition, it reflects the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.”

The foregoing tables are provided for illustrative purposes only. If the actual facts are different than the assumptions set forth above, the ownership and voting power percentages set forth above will be different. For more information about the consideration to be received in the Business Combinations, the three alternative redemption scenarios and the underlying assumptions, see “Presentation of Certain Assumptions Relating to the Business Combination,” “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination—Consideration to be Received in the Business Combination.” In addition, the share numbers above do not take into account sources of dilution other than the New PubCo Warrants that will be outstanding upon consummation of the Business Combination or dilution from any awards that are issued under the New PubCo Equity Plan following the consummation of the Business Combination.

Representations and Warranties

In the Business Combination Agreement, JGGC and Exchange Sub made certain customary representations and warranties to GLAAM, including, among others, representations and warranties related to the following: (i) corporate matters, including incorporation, existence and standing; (ii) capitalization; (iii) subsidiaries; (iv) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other related agreements; (v) no conflicts; (vi) governmental approvals; (vii) SEC filings and financial statements; (viii) absence of certain changes; (ix) litigation and proceedings; (x) certain business activities; (xi) material contracts; (xii) Nasdaq listing; (xiii) financial ability and Trust Account; (xiv) taxes; (xv) information supplied; (xvi) employees and benefit plans; (xvii) board approval and shareholder vote; (xviii) Investment Company Act and JOBS Act; (xix) related party transactions; and (xx) brokers’ and similar fees.

In the Business Combination Agreement, GLAAM and New PubCo made certain customary representations and warranties to JGGC, including, among others, representations and warranties related to the following: (i) corporate matters, including incorporation, existence and standing; (ii) subsidiaries; (iii) capitalization; (iv) authority and binding effect relative to execution and delivery of the Business Combination Agreement and other related agreements; (v) no conflicts; (vi) compliance with laws; (vi) governmental approvals; (vii) financial statements; (viii) absence of undisclosed liabilities; (ix) absence of certain changes or events; (x) litigation and proceedings; (xi) employee benefits plans; (xii) labor matters; (xiii) real property or tangible property; (xiv) taxes; (xv) environmental matters; (xvi) brokers’ and similar fees; (xvii) intellectual property; (xviii) material agreements; (xix) insurance; (xx) related party transactions; (xxi) anti-bribery and anti-corruption; (xxii) international trade, sanctions and anti-money laundering; (xxiii) customers and suppliers; and (xxiv) board approval and shareholder approval.

In the Business Combination Agreement, GLAAM and JGGC have agreed to customary “no shop” and interim operating covenants and obligations.

JGGC, GLAAM, New PubCo and Exchange Sub have qualified certain of the representations and warranties by a materiality or a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement:

•

a “SPAC Material Adverse Effect” with respect to JGGC and Exchange Sub means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of JGGC and Exchange Sub, taken as a whole; or (b) the ability of JGGC or Exchange Sub to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a “SPAC Material Adverse Effect” pursuant to clause (a) has occurred or would reasonably be expected to occur, or be deemed to constitute a SPAC Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 measures) or other natural or man-made disasters; (iii) the execution, performance or announcement of the Business Combination Agreement or pendency or consummation of the Transactions, including by reason of the identity of GLAAM as a party to the Business Combination Agreement or any termination of, reduction in or impact thereof on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of JGGC or other third parties related thereto; provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the execution, performance or announcement of the Business Combination Agreement or pendency or consummation of the Transactions; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of the Business Combination Agreement; (v) changes in GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities, banking or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which JGGC or Exchange Sub operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a “SPAC Material Adverse Effect”; (ix) any actions or inactions (A) required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken with the prior written consent of or at the prior written request of New PubCo or GLAAM; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of JGGC and Exchange Sub, taken as a whole, relative to similarly situated companies in the industries in which JGGC or Exchange Sub conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a “SPAC Material Adverse Effect” has occurred, but solely to the extent of such disproportionate and adverse effect on JGGC and Exchange Sub, taken as a whole. Notwithstanding the foregoing, the amount of any JGGC Shareholder redemptions, or the failure to obtain the JGGC Shareholder Approval shall not be deemed a “SPAC Material Adverse Effect”; provided that the foregoing shall not prevent a determination that the underlying facts and circumstances resulting in such redemptions has resulted in a SPAC Material Adverse Effect.

•

a “Company Material Adverse Effect” with respect to New PubCo and GLAAM means any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of New PubCo or GLAAM and all of GLAAM’s subsidiaries (collectively, the “Group Companies”), taken as a whole; or (b) the ability of any Company Party to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur, or be deemed to constitute a “Company Material Adverse Effect” pursuant to clause (a): (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in any global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 measures) or other natural or man-made disasters; (iii) the execution, performance or announcement of the Business Combination Agreement or pendency or consummation of the Transactions, including by reason of the identity of JGGC or Exchange Sub as a party to the Business Combination Agreement or any termination of, reduction in or impact thereof on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Group Companies or other third parties related thereto; provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the execution, performance or announcement of the Business Combination Agreement or pendency or consummation of the Transactions; (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of the Business Combination Agreement; (v) changes in U.S. GAAP, Korean IFRS, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of the Business Combination Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities, banking or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which New PubCo or any Group Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect; or (ix) any actions or inactions (A) required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement or (B) taken with the prior written consent of or at the prior written request of JGGC or Exchange Sub; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of New PubCo or the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which New PubCo or the Group Companies conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a “Company Material Adverse Effect” has occurred, but solely to the extent of such disproportionate and adverse effect on New PubCo or the Group Companies, taken as a whole, as applicable.

In addition, the representations and warranties made by JGGC, Exchange Sub, GLAAM and New PubCo:

•	have been qualified by information that JGGC and GLAAM each set forth in disclosure schedules that the parties exchanged in connection with signing the Business Combination Agreement; the information contained in such disclosure schedules modifies, qualifies and creates exceptions to the representations and warranties in the Business Combination Agreement;

•

in the case of JGGC, have been qualified by information that JGGC set forth in the reports that it has filed or furnished with the SEC since the date of the Business Combination Agreement (subject to certain exceptions); and

•	are subject to the materiality and material adverse effect standards described in the Business Combination Agreement, which may differ from what may be viewed as material by you.

The accuracy of each party’s representations and warranties, subject in each appropriate case to a materiality or a material adverse effect standard, is a condition to completing the Business Combination. See “—Conditions to Complete the Business Combination.”

Conduct of Business Prior to Closing

Conduct of Business by GLAAM and its subsidiaries and New PubCo

GLAAM and its subsidiaries and New PubCo made certain covenants under the Business Combination Agreement, including, among others, the following:

•

except as (i) expressly contemplated by the Transaction Documents, (ii) required by applicable law or any Governmental Entity, (iii) a result of or in connection with COVID-19 or other emergency situations, (iv) required pursuant to any Financing Arrangements, (v) expressly set forth in the GLAAM Disclosure Letter, or (vi) consented to in advance by JGGC in writing (which consent shall not be unreasonably withheld, conditions or delayed), during the Interim Period, GLAAM and New PubCo shall, and GLAAM shall cause its subsidiaries to use commercially reasonable efforts to carry on their respective businesses in the ordinary course, and GLAAM and New PubCo shall not, and GLAAM shall cause its subsidiaries not to, do any of the following:

•

except in the ordinary course of business or as otherwise required by any existing employee benefit plan or applicable law: (i) increase or grant any increase in the compensation, bonus, fringe or other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who has annual base compensation of more than $250,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative), (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the foregoing, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims, (iii) enter into, materially amend or terminate any employee benefit plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an employee benefit plan if it had been in effect on the date of the Business Combination Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any employee benefit plan or otherwise, (v) grant any equity or equity-based compensation awards or (vi) hire or terminate any employee whose annual base compensation is $250,000 (or its equivalent in another currency) or more, other than terminations for cause;

•

(i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any material owned intellectual property, or (ii) voluntarily waive or cancel any material rights in or to any material owned intellectual property, other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or other incidental outbound licenses or expirations of intellectual property in accordance with the applicable statutory term (if such term is non-renewable);

•

except for transactions solely among GLAAM and its subsidiaries, on the one hand, and New PubCo and GLAAM’s subsidiaries, on the other hand: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, shares, capital stock or any other equity interests, as applicable, in any Group Company or New PubCo; or (iii) grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, shares, capital stock or any other equity interests (such as share or stock options, share or stock units, restricted shares or stock or other contracts for the purchase or acquisition of such shares or capital stock), as applicable, in any Group Company or New PubCo (other than as expressly required in connection with any Financing Arrangement);

•	amend its governing documents;

•

(i) merge, consolidate or combine with a third party, other than with JGGC; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

•

voluntarily dispose of, amend or fail to renew any GLAAM real property lease (as disclosed in the GLAAM Disclosure Letter) other than in the ordinary course of business and as would not reasonably be expected to be material to the Group Companies or New PubCo, as applicable, individually or in the aggregate;

•

other than with respect to the GLAAM’s real property leases and intellectual property disclosed in the GLAAM Disclosure Letter, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties, other than (i) in the ordinary course of business or (ii) pursuant to contracts existing on the date of the Business Combination Agreement or (iii) dispositions of obsolete, worthless or de minimis assets or properties or (iv) transactions solely among the Group Companies, on one hand, or the Group Companies and New PubCo, on the other hand;

•

(i) make, create any loans, advances or capital contributions to, or investments in, any person or entity other than any of the Group Companies or New PubCo, in each case in excess of $500,000, other than advances for business expenses and loans or advances to employees, customers or suppliers in the ordinary course of business, (ii) create, incur, assume, guarantee or otherwise become liable for, any indebtedness for borrowed money incurred after the date of the Business Combination Agreement in excess of $500,000 (or its equivalent in another currency) in the aggregate other than (w) in connection with additional borrowings, extensions of credit and other financial accommodations from the existing lenders or under existing credit facilities, notes and other indebtedness existing as of the date of the Business Combination Agreement, (x) guarantees of any indebtedness of any GLAAM subsidiaries or guarantees by GLAAM’s subsidiaries of the indebtedness of GLAAM or New PubCo, (y) indebtedness that qualifies as outstanding transaction expenses of GLAAM or (z) indebtedness incurred in connection with any transaction permitted under the Business Combination Agreement, (iii) except in the ordinary course of business, create any liens on any material property or material assets of any of the Group Companies or New PubCo, as applicable, in connection with any indebtedness thereof (other than liens permitted by the Business Combination Agreement) other than transactions solely among the Group Companies, on one hand, or the Group Companies and New PubCo, on the other hand, or (iv) cancel or forgive any indebtedness for borrowed money owed to any of the Group Companies or New PubCo other than intercompany indebtedness or ordinary course compromises of amounts owed to the Group Companies or New PubCo by their respective customers;

•

compromise, settle or agree to settle any legal proceeding involving payments by any Group Company or New PubCo, as applicable, of $500,000 (or its equivalent in another currency) or more, or that imposes any material non-monetary obligations on a Group Company or New PubCo (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), as applicable;

•

except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies or New PubCo, as applicable: (i) modify or amend in a manner that is adverse to the applicable Group Company or New PubCo, as applicable, or terminate (other than expiration in accordance with its terms) any contract that is material to the Group Companies, (ii) enter into any contract that would have been a material contract to the Group Companies had it been entered into prior to the date of the Business Combination Agreement, or (iii) waive, delay the exercise of, release or assign any material rights or claims under any contract that is material to the Group Companies (other than assignments by the applicable Group Company to any other Group Company);

•

except as required by GAAP, Korean IFRS, IFRS (or, in each case, any interpretation thereof) or applicable law (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

•

make, change or revoke any material tax election in respect of material taxes of any Group Company except where such action would be consistent with past practices of a Group Company, (ii) settle or compromise any material tax liability, enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement in respect of material taxes (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes), (iii) consent to any extension or waiver of statute of limitations regarding any material amount of taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes, in each case other than any such extension or waivers that would be consistent with the past practice of the Group Companies, (iv) surrender or allow to expire any right to claim a refund of material taxes or (v) file any amended material tax return other than any such amended tax return that would be consistent with the past practice of a Group Company;

•

knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the tax treatment intended by the Business Combination Agreement;

•

authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of GLAAM or New PubCo, as applicable;

•

subject to the Business Combination Agreement, pay or distribute or advance any material assets or property to, any of its officers, directors, shareholders, or other affiliates (other than the Group Companies or New PubCo), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in the ordinary course of business, (iii) employee benefit plans, (iv) employment arrangements entered into in the ordinary course, or (v) payment of salary and benefits and the advancement of expenses in the ordinary course of business;

•	engage in any material new line of business (except to the extent the Group Companies or New PubCo, as applicable, are extending their businesses into new geographies); or

•	agree in writing or otherwise agree, commit or resolve to take any of the actions described above.

Covenants of JGGC

JGGC made certain covenants under the Business Combination Agreement, including, among others, the following:

•

except as (i) expressly contemplated by the Transaction Documents, (ii) expressly set forth in the JGGC Disclosure Letter, (iii) required by applicable law or any Governmental Entity, (iv) a result of or in connection with COVID-19, or (v) consented to in advance by GLAAM in writing (which consent shall not be unreasonably withheld, conditions or delayed), during the Interim Period, JGGC and Exchange Sub shall use commercially reasonable efforts to carry on their respective businesses in the ordinary course, and shall not do any of the following:

•

declare, set aside or pay any dividends on or make any other distribution (whether in cash, shares, stock, equity securities or property) or effect a recapitalization or issue or authorize the issuance of any other securities, in each case in respect of any shares (or warrants or other equity interests), or split, combine or reclassify any shares (or warrants or other equity interests), or effect any like change in capitalization;

•	purchase, repurchase, redeem or otherwise acquire, or offer to purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any equity securities of JGGC or Exchange Sub;

•

grant, issue, deliver, sell, dispose, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities, or enter into any other agreements or commitments obligating JGGC or Exchange Sub to issue any shares or equity securities or, in the case of any of the foregoing, any securities convertible into or exchangeable for shares or other equity securities;

•	amend their respective governing documents or the terms of any JGGC Warrants;

•

(i) merge, consolidate or combine with any person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

•

(i) create or incur any indebtedness or assume, guarantee or otherwise become liable for any such indebtedness of another person(s), (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition, or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that JGGC is permitted to incur indebtedness for borrowed money from its affiliates and shareholders, including the Sponsor, in order to meet its reasonable working capital requirements and in each case, such indebtedness having terms as described in JGGC’s prospectus filed with the SEC in connection with its IPO;

•	make any loan, advance or capital contribution to any other person or cancel or forgive any indebtedness owed to JGGC or Exchange Sub;

•	except as required by U.S. GAAP (or any interpretation thereof) or applicable law, make any change in accounting methods, principles or practices;

•

(i) make, change or revoke any material tax election in respect of material taxes of JGGC or Exchange Sub except where such action would be consistent with the past practice of JGGC or Exchange Sub, as applicable; (ii) settle or compromise any material tax liability, enter into any closing agreement in respect of material taxes or enter into any tax sharing or similar agreement in respect of material taxes (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to taxes); (iii)

consent to any extension or waiver of statute of limitations regarding any material amount of taxes or in respect to any material tax attribute that would give rise to any claim or assessment of taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of JGGC or Exchange Sub, as applicable; (iv) surrender or allow to expire any right to claim a refund of material taxes; or (v) file any amended material tax return other than any such amended tax return that would be consistent with the past practice of JGGC or Exchange Sub, as applicable;

•

knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the tax treatment intended by the Business Combination Agreement;

•	create any liens on any material property or material assets of JGGC or Exchange Sub;

•

liquidate, dissolve, reorganize or otherwise wind up the business or operations of JGGC or Exchange Sub, or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of JGGC or Exchange Sub;

•

commence, settle, compromise or agree to compromise or settle any legal proceeding (i) material to JGGC or Exchange Sub, as applicable, or their respective properties or assets, (ii) involving payments by JGGC or Exchange Sub, as applicable, of $500,000 (or its equivalent in another currency) or more, or (iii) that imposes any material non-monetary obligations on JGGC or Exchange Sub (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), as applicable;

•	engage in any material new line of business;

•

(i) modify, amend or terminate, or enter into any agreement related to the Trust Account, or (ii) enter into, modify, amend or terminate any other agreement with any JGGC Shareholder or shareholder of Exchange Sub;

•

amend, terminate (other than expiration in accordance with its terms) or enter into any contract set forth in the JGGC Disclosure Letter (or that would have been required to be set forth therein if such contract existed on the date of the Business Combination Agreement) or any contract of a type described in the JGGC Disclosure Letter, or waive, delay the exercise of, release or assign any material rights or claims under any of the foregoing contracts;

•

enter into or amend in any material respect any agreement with, or pay, distribute or advance any material assets or property to, any of its officers, directors, shareholders, stockholders or other affiliates, other than (i) payments or distributions relating to employment or obligations in respect of arm’s-length commercial transactions, or (ii) reimbursement for reasonable expenses incurred in connection with JGGC or Exchange Sub; or

•	agree in writing or otherwise agree, commit or resolve to take any of the above actions.

Joint and Other Covenants

The Business Combination Agreement also contains additional covenants and agreements among the various parties pertaining to, among other matters:

•

the parties to the Business Combination Agreement shall use commercially reasonable efforts to have the registration statement of which this proxy statement/prospectus is a part declared effective under the Securities Act;

•

the parties to the Business Combination Agreement shall each prepare and file any required notifications or filings under any applicable antitrust laws or other applicable legal requirements in connection with the Transactions;

•	the parties to the Business Combination Agreement agreed to confidentiality measures as set forth in the Business Combination Agreement;

•

the parties to the Business Combination Agreement shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties to the Business Combination Agreement in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other Transactions;

•

New PubCo, GLAAM and JGGC shall cooperate to, and shall use reasonable best efforts to cause, the New PubCo Ordinary Shares to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by DTC, subject to official notice of issuance, prior to the Closing Date;

•

New PubCo shall, and shall cause GLAAM and their respective subsidiaries to, for a period of six years following the Closing, (i) maintain in effect the provisions in their respective governing documents or their respective indemnification agreements concerning the indemnification and exculpation (including provisions relating to expense advancement) of their respective former and current officers, directors, employees, and agents as in effect immediately prior to the Closing Date, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder;

•

New PubCo shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Closing covering each such person who is currently covered by New PubCo’s, GLAAM’s or any of their respective subsidiaries’ directors’ and officers’ liability insurance on terms with respect to coverage, deductibles and amounts as is reasonably appropriate for companies of similar circumstances or as commercially practicable under market conditions at such time no less favorable than those of such policy in effect on the date of the Business Combination Agreement, except that in no event shall New PubCo be required to pay an annual premium for such insurance in excess of 300% of the most expensive most recent aggregate annual premium paid or payable by New PubCo or GLAAM for any such insurance policy for the 12-month period ended on the date of the Business Combination Agreement, to be maintained for a period of at least six years following the Closing Date;

•

New PubCo shall, for a period of six years following the Closing, (i) maintain in effect the provisions in JGGC’s or Exchange Sub’s respective governing documents or their respective indemnification agreements concerning the indemnification and exculpation (including provisions relating to expense advancement) of their respective former and current officers, directors, employees, and agents as in effect immediately prior to the Closing Date, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those persons thereunder;

•

JGGC shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the Closing covering each such person who is or was a director or officer of JGGC or Exchange Sub, to be maintained for a period of at least six years following the Closing Date;

•

during the Interim Period, the parties to the Business Combination Agreement may identify and seek additional sources of financing on behalf of New PubCo and/or GLAAM from third party financing sources, including in the form of Equity Financing Arrangements and/or debt financing arrangements for borrowed money and negotiate definitive agreements on terms reasonably acceptable to the parties;

•

the parties to the Business Combination Agreement shall reasonably cooperate with each other and their respective tax counsel to document and support the intended tax treatment of the Merger under the Business Combination;

•

the parties to the Business Combination Agreement agreed to take all requisite actions to cause New PubCo to qualify as a “foreign private issuer” under applicable securities laws and maintain such status through the Closing;

•	JGGC agreed to take all requisite lawful actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”);

•	JGGC, New PubCo and GLAAM agreed to cooperate to establish the New PubCo Equity Plan;

•

GLAAM shall (i) as promptly as practicable after the Registration Statement has been declared effective, take all action necessary to establish a record date for, duly call and give notice of, a general meeting of the GLAAM Shareholders for the purpose of obtaining the Company Shareholder Approval (as defined in the Business Combination Agreement) (the “GLAAM Shareholder Meeting”), (ii) hold such meeting no later than the Extraordinary General Meeting and (iii) use reasonable best efforts to obtain the Company Shareholder Approval at such meeting;

•

JGGC and GLAAM shall each notify the other in writing promptly after learning of any shareholder or stockholder demands or other shareholder or stockholder legal proceedings (including derivative claims) relating to the Business Combination Agreement or any other Transaction Document, keep each other reasonably informed regarding any such legal proceeding, give each other the opportunity to participate in (but not control) the defense, settlement, and compromise of an such legal proceeding, and consider the other’s advice in good faith; and

•

if, on June 15, 2023, the Registration Statement has not been declared effective, JGGC shall promptly prepare and file with the SEC a proxy statement pursuant to which it will seek approval to extent the time period for JGGC to consummate its initial business combination under the Existing Governing Documents to at least November 15, 2023.

Board Composition and Renaming of New PubCo

The Business Combination Agreement provides that, immediately following the Closing, the New PubCo Board will consist of seven (7) directors. GLAAM, JGGC and New PubCo will take all necessary actions to ensure the composition of the New PubCo Board is comprised of the individuals specified under the section entitled “New PubCo Management Following the Business Combination—Management and Board of Directors.”

GLAAM, JGGC and New PubCo will take all necessary actions to ensure that the name of New PubCo immediately following the Closing is reasonably agreed to by JGGC and GLAAM.

Conditions to Complete the Business Combination

The obligations of the parties to the Business Combination to consummate, or cause to be consummated, the Transactions are each subject to the satisfaction of the following conditions:

•	at the Extraordinary General Meeting (including any adjournments thereof), the JGGC Shareholder Approval shall have been obtained;

•	at the GLAAM Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval shall have been obtained;

•

JGGC having at least $5,000,001 of net tangible assets after giving effect to the Transactions, including any JGGC shareholder redemptions and receipt of the net amount of proceeds actually contributed by investors pursuant to any Equity Financing Arrangement;

•

receipt of all necessary pre-Closing governmental authorizations, consents, clearances, waivers and approvals as contemplated by the Business Combination Agreement (or any applicable waiting period (and any extensions thereof) thereunder shall have expired or been terminated);

•

the absence of any law or order preventing, enjoining, restricting, making illegal or prohibiting the consummation of the Business Combination and other Transactions; provided that the governmental authority issuing such order has jurisdiction over the parties with respect to the Transactions;

•

the New PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq (or any other agreed upon public stock market or exchange in the U.S.), subject to official notice of issuance and the requirement to have a sufficient number of round lot holders;

•	the effectiveness of the Form F-4 and the absence of any issued or pending stop order or proceeding (or threatened proceeding) seeking a stop order by the SEC; and

•

the effectiveness of the Korean Registration Statement (as defined in the Business Combination Agreement) and the absence of any issued or pending stop order or proceeding (or threatened proceeding) seeking a stop order by the Financial Services Commission of Korea.

The obligations of JGGC and Exchange Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions:

•

the Fundamental Representations (as defined in the Business Combination Agreement) of GLAAM and New PubCo, to the extent not qualified as to materiality or “Company Material Adverse Effect,” shall be true and correct in all material respects, and, to the extent so qualified, shall be true in all respects on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date);

•

all other representations and warranties of GLAAM and New PubCo contained in the Business Combination Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date) where any failures of such representations and warranties of GLAAM and New PubCo to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a “Company Material Adverse Effect”;

•

each of the agreements and covenants of GLAAM and New PubCo to be performed or complied with as of or prior to the Merger shall have been performed or complied with in all material respects, except as set forth in the Business Combination Agreement;

•	absence of a “Company Material Adverse Effect” following the execution of the Business Combination Agreement that exists as of the Closing Date;

•	GLAAM having delivered a certification, certifying that the above conditions have been satisfied;

•	GLAAM having delivered to Exchange Sub the Share Swap Agreement, duly executed by GLAAM;

•	GLAAM having delivered to JGGC the Closing Payments Schedule; and

•	GLAAM having delivered to JGGC the Registration Rights Agreement, duly executed by New PubCo and certain GLAAM Shareholders.

The obligations of GLAAM and New PubCo to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions:

•

the Fundamental Representations of JGGC and Exchange Sub contained in the Business Combination Agreement, to the extent not qualified as to materiality or “SPAC Material Adverse Effect,” shall be true and correct in all material respects and, to the extent so qualified, shall be true in all respects, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date);

•

all other representations and warranties of JGGC and Exchange Sub set forth in the Business Combination Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained therein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where any failures of such representations and warranties of JGGC and Exchange Sub to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a “SPAC Material Adverse Effect”;

•

each of the agreements and covenants of JGGC and Exchange Sub to be performed or complied with as of or prior to the Merger shall have been performed or complied with in all material respects, except as set forth in the Business Combination Agreement;

•	absence of a “SPAC Material Adverse Effect” following the execution of the Business Combination Agreement that exists as of the Closing Date;

•	JGGC having delivered a certification, certifying that the above conditions have been satisfied;

•	JGGC having delivered to GLAAM the Registration Rights Agreement, duly executed by the Sponsor; and

•	Exchange Sub having delivered to GLAAM the Share Swap Agreement, duly executed by Exchange Sub.

Termination of the Business Combination Agreement

The Business Combination Agreement may be terminated and the Transactions abandoned prior to Closing under the following circumstances:

•	by mutual written agreement of GLAAM and JGGC at any time;

•

by GLAAM or JGGC, if the Closing shall not have occurred by the Outside Date, provided that such right shall not be available to the party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before the Outside date and such action or failure to act constitutes a breach of the Business Combination Agreement;

•

by GLAAM or JGGC if any governmental authority shall have enacted, issued, promulgated, enforced or entered any Order (as defined in the Business Combination Agreement) or taken any other action, which has become final and non-appealable and has the effect of permanently restraining, enjoining, or otherwise prohibiting the consummation of the Transactions;

•

by JGGC if there is any breach of any representation, warranty, covenant or agreement on the part of GLAAM or New PubCo set forth in the Business Combination Agreement, such that the conditions to obligations of JGGC at Closing would not be satisfied as of the time of such breach (subject to a written notice and 30-day cure right as set forth in the Business Combination Agreement if such breach is curable by GLAAM or New PubCo, as applicable, prior to the Closing);

•

by GLAAM if there is any breach of any representation, warranty, covenant or agreement on the part of JGGC or Exchange Sub set forth in the Business Combination Agreement, such that the conditions to obligations of GLAAM and New PubCo at Closing would not be satisfied as of the time of such breach (subject to a written notice and 30-day cure right as set forth in the Business Combination Agreement if such breach is curable by JGGC or Exchange Sub, as applicable, prior to the Closing);

•	by JGGC or GLAAM if at the GLAAM Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval is not obtained; and

•	by JGGC or GLAAM if at the Extraordinary General Meeting (including any adjournments thereof), the JGGC Shareholder Approval is not obtained.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement shall be of no further force or effect, except certain provisions required under the Business Combination Agreement and the Confidentiality Agreement shall survive any termination the Business Combination Agreement.

Non-Survival of Representations, Warranties and Covenants

Except as otherwise contemplated by the Business Combination Agreement, the representations, warranties, covenants or other agreements in the Business Combination Agreement or in any instrument delivered pursuant to the Business Combination Agreement, and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto, shall terminate at the Closing.

Governing Law

The Business Combination Agreement is governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable conflicts of law thereof, provided that the applicable laws of the Cayman Islands shall apply to and govern the Merger. Each party has waived its rights to trial by jury in respect of any litigation directly or indirectly arising out of or relating to the Business Combination Agreement or the transactions contemplated by the Business Combination Agreement.

Expenses

Prior to and until the Closing, all Transaction Expenses shall be paid by the party incurring such Transaction Expenses, except that (a) any filing fees required by Governmental Entities shall be borne 50% by JGGC and 50% by GLAAM and (b) all transfer taxes shall be borne by New PubCo or its wholly-owned subsidiaries.

Upon the Closing or promptly thereafter, New PubCo has agreed to pay or cause to be paid, in accordance with the Business Combination Agreement, all outstanding Transaction Expenses.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the related agreements themselves, and you are urged to read such related agreements in their entirety. The GLAAM Support Agreement, the Sponsor Support Agreement, the Registration Rights Agreement and the Assignment, Assumption and Amendment Agreement are attached hereto as Annex F, Annex E, Annex H and Annex J, respectively.

GLAAM Support Agreement

In connection with the execution of the Business Combination Agreement, certain GLAAM Shareholders, JGGC, New PubCo and GLAAM entered into the GLAAM Support Agreement pursuant to which, among other things, such GLAAM Shareholders have agreed to (i) vote their respective GLAAM Common Shares in favor of the approval and adoption of the Business Combination Agreement and the Transactions, (ii) certain transfer restrictions with respect to such GLAAM Common Shares and (iii) waive any appraisal rights (including under the Korean Commercial Code) with respect to the Transactions. Pursuant to the GLAAM Support Agreement, any GLAAM Shareholder party thereto may not transfer its GLAAM Common Shares unless the applicable transferee enters into a written agreement in form and substance reasonably satisfactory to JGGC and GLAAM (to which both JGGC and GLAAM shall be parties) agreeing to be bound by the applicable provisions of the GLAAM Support Agreement prior to or concurrently with the occurrence of such transfer.

GLAAM Founder Earnout Letter

In connection with the execution of the Business Combination Agreement, the GLAAM Founders, New PubCo, Exchange Sub, JGGC and GLAAM entered into the GLAAM Founder Earnout Letter. Pursuant to the GLAAM Founder Earnout Letter, at the Closing, New PubCo shall issue or cause to be issued to the GLAAM Founders the New PubCo Earnout RSRs, in each case upon the terms and subject to the conditions set forth in the GLAAM Founder Earnout Letter, and New PubCo shall reserve and allot the Earnout Shares for issuance upon settlement of such New PubCo Earnout RSRs if the VWAP of New PubCo Ordinary Shares is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00, respectively, in each case, for twenty (20) Trading Days within any thirty (30) consecutive Trading Day period occurring during the Earnout Period.

In the event that after the Closing and prior to the expiration of the Earnout Period, an Earnout Strategic Transaction (as defined in the GLAAM Founder Earnout Letter) is consummated where the per share value in such Earnout Strategic Transaction is greater than or equal to (a) $12.00, (b) $14.00, or (c) $16.00 per share, then the corresponding Earnout Shares underlying the New PubCo Series I RSRs, the New PubCo Series II RSRs, or the New PubCo Series III RSRs, as the case may be, together with any Earnout Shares not previously issued pursuant to the GLAAM Founder Earnout Letter will be issued or deemed to have been issued by New PubCo immediately prior to the consummation of such transaction. The recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction.

If New PubCo shall, at any time or from time to time, after the date of the GLAAM Founder Earnout Letter effect a share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding New PubCo Ordinary Shares, the number of Earnout Shares issuable pursuant to the vesting of the New PubCo Earnout RSRs set forth in the GLAAM Founder Earnout Letter and the stock price targets included in the definition of each Triggering Event and each Earnout Strategic Transaction Vesting Event, shall be equitably adjusted for such share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution.

Upon the expiration of the Earnout Period, if any Triggering Event or Earnout Strategic Transaction Vesting Event has not occurred, none of the related New PubCo Earnout RSRs shall vest, and all rights underlying any such New PubCo Earnout RSRs shall be forfeited and cancelled for no consideration.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, New PubCo, JGGC, GLAAM, and the Sponsor entered into the Sponsor Support Agreement pursuant to which the Sponsor agreed to, among other things, (i) certain restrictions on transfer relating to its JGGC Ordinary Shares prior to the Closing as set forth therein, (ii) not redeem any of its JGGC Ordinary Shares in connection with the vote to approve the Transactions or any proposal to extend the date by which JGGC must complete an initial business combination, (iii) vote in favor of the Merger and the other Transactions and against any alternative transaction, (iv) waive certain anti-dilution provisions contained in the Existing Governing Documents in connection with the Merger and (v) subject 1,916,667 New PubCo Ordinary Shares received by the Sponsor at Closing to vesting (or forfeiture if such shares have not vested prior to the expiration of the Specified Period) upon the later of (A) the date that is one hundred eighty (180) days after the Closing and (B) the VWAP for New PubCo Ordinary Shares being at least $12.50 for 20 Trading Days within any 30-day consecutive Trading Day period during the Specified Period.

Registration Rights Agreement

At the Closing, New PubCo, the Sponsor and certain GLAAM Shareholders (collectively, the “RRA Parties”) will enter into the Registration Rights Agreement in the form attached to the Business Combination Agreement as Exhibit A, pursuant to which, among other things, the RRA Parties will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective New PubCo Ordinary Shares. The Registration Rights Agreement will, effective as of the Closing, amend and restate the current registration rights agreement, dated February 10, 2022, by and among JGGC, the Sponsor and other holders of JGGC Securities party thereto and will require New PubCo to, among other things, file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after the Closing. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. New PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

In addition, pursuant to the Registration Rights Agreement, and subject to certain customary exceptions, each RRA Party shall agree that, during the period beginning on the date of Closing and ending on the 180th day thereafter, such RRA Party will not, directly or indirectly: (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

Assignment, Assumption and Amendment Agreement

Immediately prior to the effective time of the Merger, New PubCo, JGGC and the warrant agent for the JGGC Warrants will enter into the Assignment, Assumption and Amendment Agreement pursuant to which JGGC will assign to New PubCo at the effective time of the Merger all of its rights, interests, and obligations in and under the warrant agreement, which shall amend the warrant agreement to change all references to Warrants (as such term is defined therein) to New PubCo Warrants and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to New PubCo Ordinary Shares and which causes each outstanding New PubCo Warrant to represent the right to receive, from the effective time of the Merger, one whole New PubCo Ordinary Share.

MERGER PROPOSAL

Overview

The Merger Proposal, if approved, will authorize the plan of merger relating to the Merger.

A copy of the plan of merger relating to the Merger is attached to this proxy statement/prospectus as Annex B.

Reasons for the Merger Proposal

The Companies Act requires that the entry into the plan of merger relating to the Merger be authorized by special resolution of the JGGC Shareholders.

The approval of the Merger Proposal is a condition to the consummation of the Business Combination.

Vote Required for Approval

The approval of the Merger Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of at least two-thirds (2/3) of the JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and other will have no effect on a particular proposal.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed for the Merger Proposal is as follows:

“RESOLVED, as a special resolution:

a) that JGGC be authorized to merge with and into New PubCo, so that JGGC be the merging company and all the undertaking, property and liabilities of the merging company vest in the surviving company by virtue of such merger pursuant to Part XVI of the Companies Act (As Revised); and

b), that the plan of merger pursuant to which JGGC will merge with and into New PubCo with New PubCo being the surviving entity be authorized, approved and confirmed in all respects.”

Recommendation of the JGGC Board of Directors

THE JGGC BOARD UNANIMOUSLY RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled

“Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL

Overview

If the Business Combination is consummated, the Existing Governing Documents will effectively be replaced by the Proposed Governing Documents of New PubCo given that JGGC Shareholders will, effective as of the consummation of the Business Combination (and assuming such shareholders do not redeem their Public Shares) hold New PubCo Ordinary Shares subject to the Proposed Governing Documents. JGGC Shareholders are asked to consider and vote upon and to approve, on a non-binding advisory basis, by ordinary resolution three separate proposals in connection with the replacement of the Existing Governing Documents with the Proposed Governing Documents.

In the judgment of the JGGC board of directors, these provisions are necessary to adequately address the needs of New PubCo. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Proposals.

Principal Changes proposed between the Existing Governing Documents and the Proposed Governing Documents

This section describes the material differences between the rights of JGGC Shareholders before the consummation of the Business Combination, and the rights of New PubCo shareholders after the Business Combination. These differences in shareholder rights result from the differences between the respective governing documents of JGGC and New PubCo.

This section does not include a complete description of all differences among such rights, nor does it include a complete description of such rights. Furthermore, the identification of some of the differences of these rights as material is not intended to indicate that other differences that may be equally important do not exist. JGGC Shareholders are urged to carefully read the relevant provisions of the Proposed Governing Documents that will be in effect as of consummation of the Business Combination (which form is included as Annex C to this proxy statement/prospectus). References in this section to the Proposed Governing Documents are references thereto as they will be in effect upon consummation of the Business Combination. However, the Proposed Governing Documents may be amended at any time prior to consummation of the Business Combination by mutual agreement of JGGC and GLAAM or after the consummation of the Business Combination by amendment in accordance with their terms. If the Proposed Governing Documents are amended, the below summary may cease to accurately reflect the Proposed Governing Documents as so amended.

JGGC	New PubCo

Authorized Share Capital

The share capital of JGGC is US$55,500 divided into 500,000,000 JGGC Class A Ordinary Shares of a par value of US$0.0001 each, 50,000,000 JGGC Class B Ordinary Shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each.	The share capital of New PubCo is US$[●] divided into [●] New PubCo Ordinary Shares of a par value of US$0.0001 each and [●] preference shares of a par value of US$[●] each.

Approval of Method to Appoint and Elect Directors

Prior to the consummation of a Business Combination (as defined in the Existing Governing Documents), JGGC may by ordinary resolution of the holders of the Founder Shares appoint any person to be a director or remove any director.

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Existing Governing Documents as the maximum number of directors.

New PubCo may by ordinary resolution appoint any person nominated under the provisions of the Proposed Governing Documents to be a director.

The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Proposed Governing Documents as the maximum number of directors.

A director may be removed from office by the shareholders by a resolution passed by not less than [seventy-five (75)] per cent of the shareholders only for cause (“cause” for removal of a director shall be deemed to exist only if (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been found by the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board of directors called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such director’s duties to the company in a matter of substantial importance to the company, provided that such director shall be entitled to attend the applicable meeting and be heard on the motion for his removal; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform their obligations as a director) at any time before the expiration of their term notwithstanding anything in the Proposed Governing Documents or in any agreement between the company and such director (but without prejudice to any claim for damages under such agreement).

Other Changes in Connection with Adoption of the Proposed Governing Documents

The Existing Governing Documents include provisions related to JGGC’s status as a blank check company prior to the consummation of a business combination.

The Proposed Governing Documents do not include such provisions related to JGGC’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as JGGC will cease to be a blank check company as a result of the Merger.

GOVERNING DOCUMENTS PROPOSAL 3A — APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED SHARE CAPITAL, AS SET FORTH IN THE PROPOSED GOVERNING DOCUMENTS

Overview

JGGC Shareholders are being asked to approve the change in the authorized share capital of JGGC from (i) 500,000,000 JGGC Class A Ordinary Shares, $0.0001 par value each, 50,000,000 JGGC Class B ordinary shares, $0.0001 par value each, and 5,000,000 preference shares, $0.0001 par value each, to (ii) (a) [●] New PubCo Ordinary Shares, par value $0.0001 per New PubCo Ordinary Share and (b) [●] preference shares of a par value of US$[●] each.

As of the date of this proxy statement/prospectus , there are (i) 23,000,000 JGGC Class A Ordinary Shares, (ii) 7,666,667 JGGC Class B Ordinary Shares and (iii) no JGGC preference shares, in each case, issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there is an aggregate of (x) 11,500,000 JGGC Public Warrants and 12,450,000 JGGC Private Placement Warrants, in each case, issued and outstanding.

Pursuant to the Business Combination, at the effective time of the Merger, (i) each issued and outstanding JGGC Class A Ordinary Share will be canceled and converted into the right to receive one New PubCo Ordinary Share; (ii) each issued and outstanding whole JGGC Warrant will be converted into one New PubCo Warrant at an exercise price of $11.50 per share, subject to the same terms and conditions existing prior to such conversion; and (iii) each issued and outstanding JGGC Right will be converted into the number of New PubCo Ordinary Shares that would have been received by the holder thereof if such JGGC Rights had been converted upon consummation of a business combination into JGGC Class A Ordinary Shares. See the section titled “Proposals to be Considered by JGGC Shareholders—Business Combination Proposal” for a further discussion of these considerations.

This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for Governing Documents Proposal

The approval of the authorized share capital of New PubCo is necessary for New PubCo to issue the New PubCo Ordinary Shares in connection with the consummation of the Business Combination. Further, our board of directors believes that it is important for New PubCo to have available for issuance a number of authorized shares of share capital sufficient to support the growth and to provide flexibility for future corporate needs of New PubCo.

Vote Required for Approval

The approval of Governing Documents Proposal 3A requires an ordinary resolution, being the affirmative vote of holders of at least a majority of the JGGC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

The approval of Governing Documents Proposal 3A is not a condition to the consummation of the Business Combination.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed for the Governing Documents Proposal is as follows:

“RESOLVED, as an ordinary resolution, that the principal differences between the existing and amended and restated memorandum and articles of association of JGGC as attached to the accompanying proxy statement/prospectus as Annex C and as described in the Governing Documents Proposal 3A be approved.”

Recommendation of the JGGC Board of Directors

THE JGGC BOARD UNANIMOUSLY RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL 3A.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal.” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL 3B — APPROVAL OF METHOD TO APPOINT AND ELECT DIRECTORS

Overview

JGGC’s shareholders are being asked to approve Governing Documents Proposal 3B, pursuant to which, upon the Closing of the Business Combination, our director nominees are to be elected by an ordinary resolution of the holders of New PubCo Ordinary Shares in accordance with the Proposed Governing Documents at each annual general meeting of New PubCo to fill the seats of those directors whose terms expire at such annual general meeting.

The Existing Governing Documents provide that prior to the closing of an initial business combination, JGGC may appoint or remove any director by ordinary resolutions of the holders of Founder Shares. Prior to the closing of an initial business Combination, holders of the JGGC Class A Ordinary Shares have no right to vote on the appointment or removal of any director.

The Proposed Governing Documents provide that director nominees must be appointed by an ordinary resolution of the holders of New PubCo Ordinary Shares in accordance with the Proposed Governing Documents at each annual general meeting of New PubCo to fill the seats of those directors whose terms expire at such annual general meeting and the persons to stand for election at each annual general meeting of New PubCo shall be nominated by the directors. At the first annual general meeting, the term of office of the Class I directors shall expire and Class I directors shall be appointed for a full term of three (3) years. At the second annual general meeting, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three (3) years. At the third annual general meeting, the term of office of the Class III directors shall expire and Class III directors shall be appointed for a full term of three (3) years. Subject to the Proposed Governing Documents, at each succeeding annual general meeting, directors shall be appointed for a full term of three (3) years to succeed the directors of the class whose terms expire at such annual general meeting. Without prejudice to the power of New PubCo to appoint a person to be a director by ordinary resolution and subject to the Proposed Governing Documents, the New PubCo board of directors, so long as a quorum of directors remains in office, has the power at any time and from time to time to appoint any person to be a director so as to fill a casual vacancy or otherwise. See the section entitled “New PubCo Management Following the Business Combination—Board of Directors” for further discussion of these considerations.

This summary is qualified by reference to the complete text of the Proposed Governing Documents, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Governing Documents in their entirety for a more complete description of their terms.

Reasons for Governing Documents Proposal 3B

The purpose of this proposal is to effect the method of appointment and election of directors to the New PubCo board of directors as negotiated between the parties in connection with the Business Combination Agreement.

Vote Required for Approval

The approval of Governing Documents Proposal 3B requires an ordinary resolution, being the affirmative vote of holders of at least a majority of the JGGC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

The approval of Governing Documents Proposal 3B is not a condition to the consummation of the Business Combination.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restated memorandum and articles of association of JGGC and the amended and restated memorandum and articles of association of New PubCo as attached to the accompanying proxy statement/prospectus as Annex C and as described in the Governing Documents Proposal 3B be approved.”

Recommendation of the JGGC Board of Directors

THE JGGC BOARD UNANIMOUSLY RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL 3B.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” for a further discussion of these considerations.

GOVERNING DOCUMENTS PROPOSAL 3C — APPROVAL OF OTHER CHANGES IN CONNECTION WITH THE ADOPTION OF THE PROPOSED GOVERNING DOCUMENTS

Overview

JGGC shareholders are being asked to approve Governing Documents Proposal 3C, pursuant to which the Proposed Governing Documents of New PubCo will not include the various provisions of JGGC’s Existing Governing Documents that are applicable only to blank check companies, which will no longer be applicable to us upon the consummation of the Business Combination.

The Proposed Governing Documents do not include provisions related to a blank check company (including those related to operation of the Trust Account, winding up our operations should we not complete an initial business combination by a specified date, and other such blank check-specific provisions as are present in the Existing Governing Documents) because following the consummation of the Business Combination, New PubCo will not be a blank check company. The Proposed Governing Documents do not contain the requirement to dissolve New PubCo allowing it to continue as a corporate entity with perpetual existence following the Business Combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for New PubCo following the Business Combination.

Reasons for Governing Documents Proposal 3C

Our board of directors believes that the provisions that relate to the operation of JGGC as a blank check company prior to the consummation of its initial business combination would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval

The approval of Governing Documents Proposal 3C requires an ordinary resolution, being the affirmative vote of holders of at least a majority of the JGGC Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting.

The approval of Governing Documents Proposal 3C is not a condition to the consummation of the Business Combination.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed is as follows:

“RESOLVED, as an ordinary resolution, that the principal differences between the existing amended and restated memorandum and articles of association of JGGC and the amended and restated memorandum and articles of association of New PubCo as attached to the accompanying proxy statement/prospectus as Annex C and as described in the Governing Documents Proposal 3C be approved.”

Recommendation of the JGGC Board of Directors

THE JGGC BOARD UNANIMOUSLY RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF GOVERNING DOCUMENTS PROPOSAL 3C.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” for a further discussion of these considerations.

NEW PUBCO EQUITY PLAN PROPOSAL

Overview

We are asking our shareholders to approve and adopt the New PubCo Equity Plan and the material terms thereunder.

The following is a summary description of the New PubCo Equity Plan as proposed to be approved by JGGC in connection with the Business Combination.

This summary is not a complete statement of the New PubCo Equity Plan and is qualified in its entirety by reference to the complete text of the New PubCo Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex D. All JGGC Shareholders are encouraged to read the New PubCo Equity Plan in its entirety for a more complete and detailed description of its terms. In the event of a conflict between the information in this description and the terms of the New PubCo Equity Plan, the New PubCo Equity Plan shall control.

Unless the context otherwise requires, references in this summary description to “the Company”, “we”, “us” and “our” generally refer to JGGC in the present tense or New PubCo from and after the Business Combination.

Background of the New PubCo Equity Plan

On [●], 2023, the JGGC board of directors approved, subject to the approval by our shareholders, the New PubCo Equity Plan. The New PubCo Equity Plan will become effective on the later of (i) the date on which the New PubCo Equity Plan is approved by our shareholders and (ii) the day immediately preceding the date on which the Closing occurs and, if shareholder approval is obtained, New PubCo will be authorized to grant awards to eligible service providers as described below.

Summary of the New PubCo Equity Plan

The material terms of the New PubCo Equity Plan are summarized below, which is qualified in its entirety by reference to the full text of the New PubCo Equity Plan, which is attached as Annex D to this proxy statement.

Administration. A committee of at least two people appointed by the JGGC board of directors (or, if no such committee has been appointed, the JGGC board of directors) (the “Committee”) will administer the New PubCo Equity Plan. The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the New PubCo Equity Plan, accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards and to adopt, alter and repeal rules, guidelines and practices relating to the New PubCo Equity Plan. The Committee will have full discretion to administer and interpret the New PubCo Equity Plan and to make any other determinations and/or take any other action that it deems necessary or desirable for the administration of the Incentive Plan, and any such determinations or actions taken by the Committee shall be final, conclusive and binding upon all persons and entities. The Committee may delegate to one or more officers of the Company or any affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee in the New PubCo Equity Plan and that may be so delegated as a matter of law, except for grants of awards to persons subject to Section 16 of the Exchange Act.

Eligibility. Certain employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the New PubCo Equity Plan. Following the consummation of the transaction, it is expected that approximately [●] employees, consultants, advisors and service providers and [all]/[●] of our non-executive officer directors will be eligible to participate in the New PubCo Equity Plan.

Number of Shares Authorized. The New PubCo Equity Plan provides for an aggregate of [●] ordinary shares of the Company to be delivered [; provided that the total number of shares that will be reserved, and that may be issued, under the New PubCo Equity Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2024 and ending with calendar year 2033, by a number of shares equal to [●]% of the total outstanding ordinary shares of the Company on the last day of the prior calendar year. Notwithstanding the foregoing, the JGGC board of directors may act prior to January 1st of a given year to provide that there will be no such increase in the share reserve for such year or that the increase in the share reserve for such year will be a lesser number of shares than would otherwise occur pursuant to the preceding sentence.] The maximum aggregate fair market value on the date of grant for awards granted and cash fees paid to any non-employee director pursuant to the New PubCo Equity Plan during any fiscal year may not exceed a total value of $[●], provided that the non-employee directors who are considered independent (under the rules of Nasdaq or other securities exchange on which the ordinary shares of the Company are traded) may make exceptions to this limit (up to $[●]) for a non-executive chair of the JGGC board of directors of directors, if any, or the chair of a committee of the JGGC board of directors, in which case the non-employee director receiving such additional compensation may not participate in the decision to award such compensation. Ordinary shares of the Company underlying awards under the New PubCo Equity Plan that are forfeited, canceled, expire unexercised or are settled in cash will be available again for new awards under the New PubCo Equity Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of ordinary shares of the Company reserved for issuance under the New PubCo Equity Plan, the number of ordinary shares of the Company covered by awards then outstanding under the New PubCo Equity Plan, the limitations on awards under the New PubCo Equity Plan, the exercise price of outstanding options and such other equitable substitutions or adjustments as it may determine appropriate.

The New PubCo Equity Plan will have a term of not more than 10 years from the date it is approved by shareholders, and no further awards may be granted under the New PubCo Equity Plan after that date, provided, however, in the case of an ISO, no ISO shall be granted on or after 10 years from the earlier of (i) the date the New PubCo Equity Plan is approved by the JGGC board of directors and (ii) date the Company’s shareholders approve the New PubCo Equity Plan.

Awards Available for Grant. The Committee may grant awards of nonqualified stock options, ISOs, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other share-based awards, other cash-based awards, dividend equivalents, and/or performance compensation awards or any combination of the foregoing.

Options. The Committee will be authorized to grant options to purchase ordinary shares of the Company that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the New PubCo Equity Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. The maximum aggregate number of ordinary shares of the Company that may be issued through the exercise of ISOs granted under the New PubCo Equity Plan is [●] ordinary shares of the Company and the number of shares authorized for issuance as ISOs shall not be subject to the annual automatic share increase provisions described above. In general, the exercise price per ordinary share of the Company for each option granted under the New PubCo Equity Plan will not be less than the fair market value of such share at the time of grant or, for purposes of ISOs, if granted to an employee who owns or is deemed to own more than 10% of the combined voting power of all of our classes of stock, or of any parent or subsidiary (a “10% Shareholder”), less than 110% of the fair market value of such share at the time of grant. The maximum term of an option granted under the New PubCo Equity Plan will be 10 years from the date of grant (or five years in the case of ISOs granted to a 10% Shareholder). However, if the option would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by us, the expiration date applicable to the option will be automatically extended to a date that is 30 calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Payment in respect of the exercise of an option may be made in cash, by check or other cash equivalent, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, the surrender of other property having a fair market value on the date of exercise equal to the exercise price or by such other method as the Committee may determine to be appropriate.

Stock Appreciation Rights. The Committee will be authorized to award SARs under the New PubCo Equity Plan. SARs will be subject to the terms and conditions established by the Committee and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, ordinary shares of the Company or any combination of cash and ordinary shares of the Company, the appreciation, if any, in the value of a common share over a certain period of time. An option granted under the New PubCo Equity Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option will be subject to terms similar to the option corresponding to such SARs. The exercise price of SARs cannot be less than 100% of the fair market value of an ordinary share of the Company at the time of grant.

Restricted Stock. The Committee will be authorized to award restricted stock under the New PubCo Equity Plan. Each award of restricted stock will be subject to the terms and conditions established by the Committee, including any dividend or voting rights. Restricted stock awards are ordinary shares of the Company that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock will be forfeited. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in ordinary shares of the Company having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).

Restricted Stock Unit Awards. The Committee will be authorized to award restricted stock unit awards under the New PubCo Equity Plan. The Committee will determine the terms of such restricted stock unit awards, including any dividend rights. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of ordinary shares of the Company equal to the number of units earned or an amount in cash equal to the fair market value of that number of ordinary shares of the Company at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. Dividends, if any, that may have been withheld by the Committee will be distributed to the participant in cash or, at the sole discretion of the Committee, in ordinary shares of the Company having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, and if the applicable share is forfeited, the participant will have no right to such dividends (except as otherwise provided in the applicable award agreement).

Other Share-Based Awards. The Committee may grant to participants other share-based awards under the New PubCo Equity Plan, which are valued in whole or in part by reference to, or otherwise based on, ordinary shares of the Company. The form of any other share-based awards will be determined by the Committee and may include a grant or sale of unrestricted ordinary shares of the Company. The number of ordinary shares of the

Company related to other share-based awards and the terms and conditions, including vesting conditions, of such other share-based awards will be determined by the Committee when the award is made. Other share-based awards will be paid in cash, ordinary shares of the Company, or a combination of cash and shares, as determined by the Committee, and the Committee will determine the effect of a termination of employment or service on a participant’s other share-based awards.

Other Cash-Based Awards. The Committee may grant to participants a cash award that is not otherwise described by the terms of the New PubCo Equity Plan, including cash awarded as a bonus or upon the attainment of performance goals or otherwise as permitted under the New PubCo Equity Plan. The form, terms, and conditions, including vesting conditions, of any other cash-based awards will be established by the Committee when the award is made, and any other cash-based awards will be paid to participants in cash. The Committee will determine the effect of a termination of employment or service on a participant’s other cash-based awards.

Dividend Equivalents. The Committee may provide for the payment of dividend equivalents with respect to ordinary shares of the Company subject to an award, such as restricted stock units, but not on awards of stock options or SARs. However, no dividend equivalents will be paid prior to the issuance of stock. Dividend equivalents may be credited as of the dividend payment dates, during the period between the grant date and the date the award becomes payable or terminates or expires, as determined by the Committee; however, dividend equivalents will not be payable unless and until the issuance of shares underlying the award and will be subject to forfeiture to the same extent as the underlying award. Dividend equivalents may be paid on a current or deferred basis, in cash, additional ordinary shares of the Company, or converted to full-value awards, calculated and subject to such limitations and restrictions as the Committee may determine.

Performance Compensation Awards. The Committee will be authorized to grant any award, including in the form of cash, under the New PubCo Equity Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals, measured on an absolute or relative basis, for a particular performance period. The Committee may establish performance criteria that will be used to establish these performance goals with reference to one or more of the following, without limitation:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	revenue or revenue growth (measured on a net or gross basis);

•	gross profit or gross profit growth;

•	operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital);

•	financing and other capital-raising transactions (including, but not limited to, sales of the Company’s equity or debt securities);

•	earnings before or after taxes, interest, depreciation, and/or amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total shareholder return);

•	expense targets;

•	margins;

•	productivity and operating efficiencies;

•	measures of customer satisfaction;

•	customer growth;

•	working capital targets;

•	measures of economic value added;

•	inventory control;

•	enterprise value;

•	sales;

•	debt levels and net debt;

•	combined ratio;

•	timely launch of new facilities;

•	client retention;

•	employee retention;

•	timely completion of new product rollouts;

•	cost targets;

•	reductions and savings;

•	productivity and efficiencies;

•	strategic partnerships or transactions;

•	measures of personal targets, goals or completion of projects;

•	such other criteria as established by the Committee in its discretion from time to time; or

•	any combination of the foregoing.

The Committee is authorized to adjust or modify the calculation of a performance goal for a performance period based on and in order to appropriately reflect certain circumstances or events that occur during such performance period, including, without limitation, one or more of the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles JGGC board of directors Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination; Repricing. In general, our JGGC board of directors may amend, alter, suspend, discontinue or terminate the New PubCo Equity Plan at any time. However, shareholder approval to amend the New PubCo Equity Plan may be necessary if the law or the New PubCo Equity Plan so requires. No amendment, alteration, suspension, discontinuance or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient. Shareholder approval will not be required for any amendment that reduces the exercise price of any stock option or SAR, or cancels any stock option or SAR that has an exercise price that is greater than the then-current fair market value of Company ordinary shares in exchange for cash, other awards or stock options or SARs with an exercise price per share that is less than the exercise price per share of the original stock options or SARs.

Change in Control. In the event of a “Change in Control” (as defined in the New PubCo Equity Plan), the Committee may adjust the number of ordinary shares of the Company ordinary shares or other securities of the Company (or number and kind of other securities or other property) subject to an award, the exercise or strike price of an award, or any applicable performance measure, and may provide for the substitution or assumption of outstanding awards in a manner that substantially preserves the terms of such awards, the acceleration of the exercisability or lapse of restrictions applicable to outstanding awards and the cancellation of outstanding awards in exchange for the consideration received by shareholders of the Company in connection with such Change in Control transaction.

Certain U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal U.S. federal income tax consequences related to awards under the New PubCo Equity Plan applicable to U.S. participants. This summary deals with the general federal income tax principles that apply (based upon provisions of the Code and the applicable Treasury Regulations issued thereunder, as well as judicial and administrative interpretations under the Code and Treasury Regulations, all as in effect as of the date of this proxy statement, and all of which are subject to change (possibly on a retroactive basis) or different interpretation) and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options. If a participant is granted a non-qualified stock option under the New PubCo Equity Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant’s basis in the ordinary shares for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our ordinary shares on the date the participant exercises such option. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction, subject to applicable limitations, at the same time and for the same amount as the participant recognizes as ordinary income. Any subsequent gain or loss generally will be taxable as long-term or short-term capital gain or loss for which we generally should not be entitled to a deduction.

Incentive Stock Options. A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our ordinary shares received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.

If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any corresponding deduction. If the holding period requirements are not met, the ISO will be treated as a nonqualified stock option, and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. In addition, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which a participant’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as nonqualified stock options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were actually nonqualified stock options. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Special Rule if Exercise Price is Paid for in Shares. If a participant pays the exercise price of a nonqualified stock option with previously-owned shares of our ordinary shares and the transaction is not a disqualifying disposition of shares previously acquired under an ISO, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The participant’s tax basis and holding period for these shares received will be equal to the participant’s tax basis and holding period for the shares surrendered. The number of shares received in excess of the number of shares surrendered will be treated as compensation taxable as ordinary income to the participant to the extent of their fair market value. The participant’s tax basis in these shares will be equal to their fair market value on the date of exercise, and the participant’s holding period for such shares will begin on the date of exercise.

If the use of previously acquired shares to pay the exercise price of a stock option constitutes a disqualifying disposition of shares previously acquired under an ISO, the participant will have ordinary income as a result of the disqualifying disposition in an amount equal to the excess of the fair market value of the shares surrendered, determined at the time such shares were originally acquired upon exercise of the ISOs, over the aggregate exercise price paid for such shares. As discussed above, a disqualifying disposition of shares previously acquired under an ISO occurs when the participant disposes of such shares before the end of the requisite holding period. The other tax results from paying the exercise price with previously-owned shares are as described above, except that the participant’s tax basis in the shares that are treated as having been received in a tax-free exchange will be increased by the amount of ordinary income recognized by the participant as a result of the disqualifying disposition.

Stock Appreciation Rights. Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any ordinary shares received. Subject to applicable limitations, we or our subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock. A participant should not have taxable income on the grant of unvested restricted stock, nor will we or our subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code (discussed below). However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and we or our subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations, in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse and the purchase price, if any, paid for the restricted stock.

If the participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares on that date and the purchase price, if any, paid for the restricted stock, and we or our subsidiaries or affiliates generally will be entitled to a deduction for the same amount, subject to applicable limitations.

Restricted Stock Units. A participant generally will not recognize taxable income at the time of the grant of restricted stock units, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When a restricted stock unit is paid, whether in cash or ordinary shares, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and we or our subsidiaries or affiliates generally will be entitled to a corresponding deduction, subject to applicable limitations.

Other Share-Based Awards; Other Cash-Based Awards; Dividend Equivalents. Generally, the granting of other share-based awards, other cash-based awards, or dividend equivalent rights should not result in the recognition of taxable income by the recipient or a tax deduction by us, our subsidiaries, or affiliates. The payment or settlement of other share-based awards, other cash-based awards, or dividend equivalent rights generally should result in immediate recognition of taxable ordinary income by the recipient, equal to the amount of any cash paid (before applicable tax withholding) or the then-current fair market value of any ordinary shares received, and a corresponding tax deduction by us, subject to applicable limitations. If the shares covered by the award are not transferable and subject to a substantial risk of forfeiture, the tax consequences to the participant and to us generally will be similar to the tax consequences of restricted stock awards, as described above. If any other share-based award consists of unrestricted shares, the recipient of those shares generally will immediately recognize as taxable ordinary income the fair market value of those shares on the date of the award, and we generally will be entitled to a corresponding tax deduction, subject to applicable limitations.

Federal Tax Withholding. Any ordinary income realized by a participant upon the granting, vesting, exercise, or conversion of an award under the New PubCo Equity Plan, as applicable, is subject to withholding of federal, state, and local income taxes and to withholding of the participant’s share of tax under the Federal Insurance Contribution Act and the Federal Unemployment Tax Act. To satisfy our federal income tax withholding requirements, we (or, if applicable, any of our subsidiaries or affiliates) will have the right to require, as a condition to delivery of any certificate for shares of our ordinary shares or the registration of the shares in the participant’s name, that the participant remit to us an amount sufficient to satisfy the withholding requirements. Alternatively, we may withhold a portion of the shares (valued at fair market value) that otherwise would be issued to the participant to satisfy all or part of the withholding tax obligations or may, if we consent, accept delivery of shares with an aggregate fair market value that equals or exceeds the required tax withholding amount. Withholding does not represent an increase in the participant’s total income tax obligation because it is fully credited toward his or her tax liability for the year. Additionally, withholding does not affect the participant’s tax basis in the shares. Compensation income realized and tax withheld will be reflected on Forms W-2 supplied by us to employees no later than January 31 of the following year. Deferred compensation that is subject to Section 409A of the Code (discussed below) will also be subject to certain federal income tax withholding and reporting requirements.

Million Dollar Deduction Limit and Other Tax Matters. We may not deduct compensation of more than $1,000,000 that is paid to “covered employees” (as defined in Section 162(m) of the Code), which include (i) an individual (or, in certain circumstances, his or her beneficiaries) who, at any time during the taxable year, is either our principal executive officer or principal financial officer; (ii) an individual who is among our three highest compensated officers for the taxable year (other than an individual who was either our principal executive officer or principal financial officer at any time during the taxable year); or (ii) anyone who was a covered employee for purposes of Section 162(m) of the Code for any tax year beginning on or after January 1, 2017.

If an individual’s rights under the New PubCo Equity Plan are accelerated as a result of a Change in Control and the individual is a “disqualified individual” under Section 280G of the Code, the value of any such accelerated rights received by such individual may be included in determining whether or not such individual has received an “excess parachute payment” under Section 280G of the Code, which could result in (i) the imposition of a 20% federal excise tax (in addition to federal income and employment taxes, if applicable) payable by the individual on the value of such accelerated rights and (ii) the loss by us of a compensation deduction.

Section 409A of the Code. Certain types of awards under the New PubCo Equity Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the New PubCo Equity Plan and awards granted under the New PubCo Equity Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Treasury Regulations and other authoritative guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the Committee, the New PubCo Equity Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Interests of Certain Persons in this Proposal

Certain of JGGC’s directors and executive officers may be considered to have an interest in the approval of the New PubCo Equity Plan because they may in the future receive awards under the New PubCo Equity Plan. Nevertheless, the JGGC board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the New PubCo Equity Plan.

Vote Required for Approval

The approval of the New PubCo Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purpose of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and other will have no effect on a particular proposal.

The Business Combination Proposal and the Merger Proposal are cross-conditioned on the approval of each other, the Governing Documents Proposals and the New PubCo Equity Plan Proposal are conditioned on the approval of the Business Combination Proposal and the Merger Proposal, and the Adjournment Proposal is not conditioned on the approval of any other proposal.

Recommendation of the JGGC Board of Directors

THE JGGC BOARD UNANIMOUSLY RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF NEW PUBCO EQUITY PLAN PROPOSAL.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” for a further discussion of these considerations.

ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the JGGC board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates if necessary (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to JGGC Shareholders or (ii) to permit further solicitation of additional proxies from JGGC Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by JGGC Shareholders, the JGGC board of directors may not be able to adjourn the Extraordinary General Meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the Extraordinary General Meeting to approve the Transaction Proposals. In such event, the Business Combination would not be completed.

Vote Required For Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the JGGC Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting, vote at the Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Adjournment Proposal is not conditioned on the approval of any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be proposed for the Adjournment Proposal is as follows:

“RESOLVED, an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates if necessary (i) to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to JGGC Shareholders or (ii) to permit further solicitation of additional proxies from JGGC Shareholders in favor of one or more of the proposals at the Extraordinary General Meeting, be authorized, approved and confirmed in all respects.”

Recommendation of the JGGC Board of Directors

THE JGGC BOARD UNANIMOUSLY RECOMMENDS THAT JGGC SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of JGGC’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of JGGC and JGGC Shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, JGGC’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the sections entitled “Business Combination Proposal—Interests of JGGC’s Directors and Executive Officers and the Sponsor in the Business Combination” and “Risk Factors—Risks Related to JGGC and the Business Combination—The Sponsor, directors and officers may have a conflict of interest in determining to pursue the Business Combination or any other business combination, since certain of their interests are different from or in addition to (and may conflict with) the interests of JGGC’s Public Shareholders, and such interests may have influenced the JGGC board of directors’ decisions to approve the Business Combination and recommend that JGGC’s shareholders approve the Business Combination Proposal” for a further discussion of these considerations.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

[To come.]

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of U.S. federal income tax considerations generally applicable to U.S. Holders of JGGC Class A Ordinary Shares, JGGC Rights, and JGGC Warrants (collectively, “JGGC Securities”) that either (i) participate in the Business Combination, including owning and disposing of New PubCo Ordinary Shares or New PubCo Warrants received in the Business Combination (collectively, “New PubCo Securities”), and/or (ii) elect to have their JGGC Class A Ordinary Shares redeemed for cash. This discussion addresses only U.S. Holders of JGGC Securities and New PubCo Securities that hold such securities as capital assets within the meaning of the Code (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•	the Sponsor or JGGC’s officers or directors or any affiliate thereof;

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of JGGC’s or New PubCo’s voting shares or five percent or more of the total value of any class of JGGC’s or New PubCo’s shares;

•

persons that acquired JGGC Securities or New PubCo Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with the performance of services;

•	persons that hold JGGC Securities or New PubCo Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•	partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities or arrangements;

•

persons required to accelerate the recognition of any item of gross income with respect to JGGC Securities or New PubCo Securities as a result of such income being recognized on an applicable financial statement;

•	persons that hold JGGC Securities or New PubCo Securities in connection with a trade or business conducted outside the United States;

•	controlled foreign corporations or passive foreign investment companies; or

•	persons whose functional currency is not the U.S. dollar.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

JGGC has not and does not intend to seek any rulings from the IRS regarding the Business Combination or an exercise of redemption rights. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

This discussion does not consider the tax treatment of partnerships (or other entity or arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes)or persons who hold JGGC Securities or New PubCo Securities through such entities or arrangements. If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds JGGC Securities or New PubCo Securities, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any JGGC Securities or New PubCo Securities and partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Business Combination and an exercise of redemption rights to them.

For purposes of this discussion, because any JGGC Unit consisting of one Public Share, one JGGC Right, and one-half of one JGGC Public Warrant, is separable at the option of the holder, a U.S. Holder of a JGGC Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying Public Share, JGGC Right, and one-half of one JGGC Public Warrant components, and the discussion below with respect to actual U.S. Holders of Public Shares, JGGC Rights, and JGGC Public Warrants also should apply to U.S. Holders of JGGC Units (as the deemed owners of the underlying Public Shares, JGGC Rights, and JGGC Public Warrants that constitute the JGGC Units). Under this treatment, the separation of a JGGC Unit in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. U.S. Holders of Public Shares, JGGC Rights, and JGGC Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any foreign tax consequences of the transactions contemplated by the Business Combination (including any redemption of Public Shares for cash) with respect to any Public Shares, JGGC Rights, and JGGC Public Warrants held through a JGGC Unit (including alternative characterizations of a JGGC Unit).

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of JGGC Securities or New PubCo Securities, as the case may be, who or that is for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized (or treated as created or organized) in or under the laws of the United States, any state therein or the District of Columbia; (iii) an estate the income of which is subject to the U.S. federal income taxation regardless of its source; or (iv) a trust if (i) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

EACH U.S. HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE BUSINESS COMBINATION AND AN EXERCISE OF REDEMPTION RIGHTS AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF NEW PUBCO SECURITIES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax Considerations for U.S. Holders Exercising Redemption Rights

In the event that a U.S. Holder of Public Shares exercises such holder’s right to have such holder’s Public Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution under Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by the U.S. Holder (including any Public Shares constructively owned by the U.S. Holder as a result of, among other things, owning JGGC Rights or JGGC Public Warrants) relative to all of the shares of JGGC stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in JGGC or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also stock that is constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include Public Shares that could be acquired pursuant to JGGC Rights or the exercise of JGGC Public Warrants.

The redemption of Public Shares will be “substantially disproportionate” with respect to a redeeming U.S. Holder if the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owns immediately after the redemption is less than 80% of the percentage of the respective entity’s outstanding voting shares that such U.S. Holder actually or constructively owned immediately before the redemption. Prior to the Business Combination, the Public Shares may not be treated as voting shares for this purpose and, consequently, this substantially disproportionate test may not be applicable. There will be a complete termination of such U.S. Holder’s interest if either (i) all of the stock in JGGC actually or constructively owned by such U.S. Holder is redeemed or (ii) all of the stock in JGGC actually owned by such U.S. Holder is redeemed and such U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and such U.S. Holder does not constructively own any other stock and certain other requirements are met. The redemption of Public Shares will not be essentially equivalent to a dividend if it results in a “meaningful reduction” of such U.S. Holder’s proportionate interest in JGGC. Whether the redemption will result in a meaningful reduction in such U.S. Holder’s proportionate interest in JGGC will depend on the particular facts and circumstances applicable to it. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption of its Public Shares.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, subject to the discussion of the PFIC rules below, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the adjusted tax basis of the Public Shares redeemed. Such gain or loss should be treated as capital gain or loss and generally would be long-term capital gain or loss if the U.S. Holder’s holding period for such shares exceeds one year. It is unclear, however, whether the redemption rights of a U.S. Holder with respect to the Public Shares may suspend the running of the applicable holding period for this purpose. Net short-term capital gain generally is taxed at regular ordinary income tax rates. Long-term capital gain recognized by non-corporate U.S. Holders may be taxed at reduced rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s adjusted tax basis in such holder’s Public Shares generally will equal the cost of such shares. A U.S. Holder that purchased JGGC Units would have been required to allocate the cost between the Public Shares, JGGC Rights, and the JGGC Public Warrants comprising the JGGC Units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Subject to the discussion of the PFIC rules below, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from JGGC’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-

received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Further, such dividends will generally be treated as foreign-source dividend income. Dividends received by non-corporate U.S. Holders (including individuals) may be taxable at preferential rates applicable to “qualified dividend income,” provided that certain holding period requirements and other conditions are satisfied, including that the Public Shares are readily tradable on an established securities market in the United States. However, qualified dividend income treatment will not apply if New PubCo (or its predecessor JGGC) is treated as a PFIC with respect to the U.S. Holder for the taxable year in which a dividend is paid or the preceding taxable year. See discussion below under “—PFIC Considerations.” Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Public Shares. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Public Shares, or if the Public Shares actually owned by such U.S. Holder are completely redeemed, to such U.S. Holder’s basis in its JGGC Rights or Public Warrants or possibly to the basis of Public Shares constructively owned by such U.S. Holder. Rules similar to those discussed below under “U.S. Federal Income Tax Considerations of Owning and Disposing of New PubCo Ordinary Shares and New PubCo Warrants—Taxation on the Sale or Other Taxable Disposition of New PubCo Securities” generally apply to a U.S. Holder whose Public Shares are redeemed to the extent the proceeds of such redemption are treated as gain realized on the sale or other taxable disposition of such Public Shares.

U.S. Holders of Public Shares should consult with their tax advisors as to the tax consequences of any redemption of Public Shares, including with respect to their holding period in the Public Shares and other matters relevant to obtaining reduced rates of taxation on redemption proceeds treated as dividends for U.S. federal income tax purposes.

ALL U.S. HOLDERS CONSIDERING EXERCISING REDEMPTION RIGHTS WITH RESPECT TO THEIR PUBLIC SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE POTENTIAL TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION.

Effects of the Business Combination to U.S. Holders

The U.S. federal income tax consequences of the Business Combination will depend primarily upon whether the Merger qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization is a “mere change in identity, form, or place of organization of one corporation, however effected” (an “F Reorganization”). Pursuant to the Merger, JGGC will merge with and into New PubCo and its separate corporate existence shall cease. Immediately after the Merger, New PubCo will, for U.S. federal income tax purposes, own the same assets and be subject to the same liabilities as JGGC immediately prior to the Merger and will have the same shareholders as JGGC immediately prior to the Merger.

Paul Hastings will deliver an opinion that the Merger should qualify as an F Reorganization. Such opinion will be based on customary assumptions, representations and covenants. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Merger could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such challenge.

In accordance with such opinion, U.S. Holders of JGGC Securities should generally not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. However, U.S. Holders should be aware that the completion of the Business Combination is not conditioned on the receipt of an opinion of counsel that the Merger qualifies as a tax-free transaction, and that JGGC has not requested and does not intend to request a ruling from the IRS with respect to the U.S. federal income tax treatment of the Merger. No assurance can be given that the IRS will not assert an alternative characterization of the Merger and the transactions comprising the Business Combination, which could cause U.S. Holders of JGGC Securities to recognize gain for U.S. federal income tax purposes as a result of the Merger.

U.S. Holders considering exercising redemption rights with respect to their JGGC Class A Ordinary Shares should consult with tax advisors with respect to the potential tax consequences to them of the Merger and an exercise of redemption rights.

Basis and Holding Period Considerations

Provided that the Merger qualifies as an F Reorganization: (i) the adjusted tax basis of a New PubCo Ordinary Share received by a U.S. Holder in the Merger will equal the U.S. Holder’s adjusted tax basis in the JGGC Class A Ordinary Share or JGGC Right, as applicable, surrendered in exchange therefor, (ii) the adjusted tax basis of a New PubCo Warrant received by a U.S. Holder in the Merger will equal the U.S. Holder’s adjusted tax basis in the JGGC Warrant surrendered in exchange therefor, and (iii) the holding period for a New PubCo Security received by a U.S. Holder will include such U.S. Holder’s holding period for the JGGC Security surrendered in exchange therefor. However, it is unclear whether the redemption rights with respect to the Public Shares may prevent the holding period of the New PubCo Ordinary Shares from commencing prior to the termination of such rights.

U.S. Federal Income Tax Considerations of Owning and Disposing of New PubCo Ordinary Shares and New PubCo Warrants

Taxation of Dividends and Other Distributions on New PubCo Ordinary Shares

Subject to the PFIC rules discussed below, if New PubCo makes a distribution of cash or other property to a U.S. Holder of New PubCo Ordinary Shares, such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of New PubCo’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s adjusted tax basis in its New PubCo Ordinary Shares (but not below zero) and, to the extent in excess of such adjusted tax basis, will be treated as gain from the sale or exchange of such New PubCo Ordinary Shares. New PubCo may not determine its earnings and profits on the basis of U.S. federal income tax principles, however, in which case any distribution paid by New PubCo will be reported as a dividend.

Dividends received by non-corporate U.S. Holders (including individuals) may be taxable at preferential rates applicable to “qualified dividend income,” provided that certain holding period requirements and other conditions are satisfied, including that the New PubCo Ordinary Shares are readily tradable on an established securities market in the United States. However, qualified dividend income treatment will not apply if New PubCo (or its predecessor JGGC) is treated as a PFIC with respect to the U.S. Holder for the taxable year in which a dividend is paid or the preceding taxable year. See discussion below under “—PFIC Considerations.” There can be no assurance that New PubCo Ordinary Shares will be considered “readily tradable” on an established securities market in any taxable year.

U.S. Treasury guidance indicates that shares listed on Nasdaq (which New PubCo Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. However, there can be no assurance that New PubCo Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (concerning the deduction for investment interest expense) will not be eligible for the reduced rates of taxation, regardless of New PubCo’s status as a qualified foreign corporation. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to New PubCo Ordinary Shares.

Dividends on New PubCo Ordinary Shares will generally constitute foreign source income for foreign tax credit limitation purposes. Subject to certain conditions and limitations, non-refundable withholding taxes, if any, on dividends paid by New PubCo may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. However, as a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. New PubCo has not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by New PubCo will be creditable. For purposes of calculating the U.S. foreign tax credit, if dividends paid by New PubCo constitute qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by a fraction, the numerator of which is the reduced rate applicable to qualified dividend income and the denominator of which is the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by New PubCo with respect to the New PubCo Ordinary Shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” In lieu of claiming a foreign tax credit, a U.S. Holder may deduct foreign taxes in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Taxation on the Sale or Other Taxable Disposition of New PubCo Securities

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of New PubCo Securities, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in such New PubCo Ordinary Shares or such New PubCo Warrants, as applicable.

Under tax law currently in effect, long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a reduced rate of tax. Capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the securities exceeds one year. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss for a U.S. Holder. In the event any non-U.S. tax (including withholding tax) is imposed upon such sale or other taxable disposition, a U.S. Holder’s ability to claim a foreign tax credit for such non-U.S. tax is subject to various limitations and restrictions. U.S. Holders should consult their tax advisors regarding the ability to claim a foreign tax credit.

Exercise, Lapse or Redemption of a New PubCo Warrant

Subject to the PFIC rules discussed below and except as discussed below regarding a cashless exercise, a U.S. Holder will generally not recognize gain or loss upon the exercise of a New PubCo Warrant. A New PubCo Ordinary Share acquired pursuant to the exercise of a New PubCo Warrant for cash will generally have a tax basis equal to the U.S. Holder’s adjusted tax basis in the New PubCo Warrant, increased by the amount paid to exercise the New PubCo Warrant. It is unclear whether a U.S. Holder’s holding period for the New PubCo Ordinary Share will commence on the date of exercise of the New PubCo Warrant or the day following the date of exercise of the New PubCo Warrant; in either case, the holding period will not include the period during which the U.S. Holder held the New PubCo Warrant (or any JGGC Warrant). If a New PubCo warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s adjusted tax basis in the New PubCo Warrant. The deductibility of capital losses is subject to limitations.

Because of the absence of authority specifically addressing the treatment of a cashless exercise of warrants under current U.S. federal income tax law, the treatment of such a cashless exercise is unclear. A cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. Alternatively, a cashless exercise could be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the New PubCo Ordinary Shares received would generally equal the U.S. Holder’s adjusted tax basis in the New PubCo Warrants exercised therefor. If a cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the New PubCo Ordinary Shares received on exercise would be treated as commencing on the date of exercise of the New PubCo Warrants or the following day. If a cashless exercise is treated as a recapitalization, the holding period of the New PubCo Ordinary Share received will include the holding period of the New PubCo Warrant exercised therefor.

If a cashless exercise is treated as a taxable exchange, a U.S. Holder could be deemed to have surrendered New PubCo Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. In this case, the U.S. Holders would recognize gain or loss in an amount equal to the difference between the fair market value of the New PubCo Warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such warrants. A U.S. Holder’s adjusted tax basis in the New PubCo Ordinary Shares received would equal the sum of the U.S. Holder’s adjusted tax basis in the New PubCo Warrants exercised and the aggregate exercise price of such New PubCo Warrants. It is unclear whether a U.S. Holder’s holding period for the New PubCo Ordinary Shares would commence on the date of exercise of the New PubCo Warrants or the day following the date of exercise of the New PubCo Warrants.

We expect a cashless exercise of New PubCo Warrants (including after New PubCo provides notice of its intent to redeem New PubCo Warrants for cash) to be treated as a recapitalization for U.S. federal income tax purposes. However, there can be no assurance which, if any, of the alternative tax characterizations and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of New PubCo Warrants.

Subject to the PFIC rules described below, if New PubCo redeems New PubCo Warrants for cash pursuant to the redemption provisions of the New PubCo Warrants or if New PubCo purchases New PubCo Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition of such New PubCo Warrants by the U.S. Holder, taxed as described above under “—Taxation on the Sale or Other Taxable Disposition of New PubCo Securities.”

Possible Constructive Distributions

The terms of each New PubCo Warrant provide for an adjustment to the number of New PubCo Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment that has the effect of preventing dilution is generally not taxable to U.S. Holders of New PubCo Warrants. However, the U.S. Holders of New PubCo Warrants would be treated as receiving a constructive distribution from New PubCo if, for example, the adjustment increases the warrantholder’s proportionate interest in New PubCo’s assets or earnings and profits (e.g., through an increase in the number of New PubCo Ordinary

Shares that would be obtained upon exercise or through a decrease to the exercise price of the New PubCo Warrants), which adjustment may be made as a result of a distribution of cash or other property to the holders of New PubCo Ordinary Shares that is taxable to the U.S. Holders of such New PubCo Ordinary Shares as a distribution as described above under “—Taxation of Dividends and Other Distributions on New PubCo Ordinary Shares.” Such a constructive distribution to the U.S. Holders of the warrants would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from New PubCo equal to the fair market value of the increase in the interest.

PFIC Considerations

Definition of a PFIC

A foreign (i.e., non-U.S.) corporation will be a PFIC for U.S. federal income tax purposes if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value (a “Look-Through Subsidiary”), is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including such foreign corporation’s pro rata share of the assets of any Look-Through Subsidiary (and excluding the value of the shares held in such corporation), are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Pursuant to a “startup exception,” a foreign corporation will not be a PFIC for the first taxable year the foreign corporation has gross income (the “startup year”) if (1) no predecessor of the foreign corporation was a PFIC; (2) the foreign corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the startup year; and (3) the foreign corporation is not in fact a PFIC for either of those years.

PFIC Status of New PubCo

Following the Merger, provided that the Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, New PubCo will be treated as the successor to JGGC for U.S. federal income tax purposes, and for the taxable year that includes the Business Combination and subsequent taxable years, the PFIC income and asset tests will be applied based on the assets and activities of the combined company. Based on the expected timing of the Business Combination and the anticipated assets and income of the combined company, New PubCo is not expected to be a PFIC for its taxable year ending December 31, 2023 or subsequent taxable years.

However, New PubCo’s PFIC status for any taxable year is an annual determination that can be made only after the end of such taxable year and may depend in part on the value of its unbooked goodwill (which is generally determined in large part by reference to the market price of the New PubCo Ordinary Shares from time to time, which could be volatile); accordingly, there can be no assurances regarding New PubCo’s PFIC status for its current taxable year or any future taxable year.

Additionally, because New PubCo is expected to be treated as the successor to JGGC for U.S. federal income tax purposes following the Merger, if JGGC was a PFIC during the holding period of a U.S. Holder, any New PubCo Ordinary Shares received in exchange for JGGC Class A Ordinary Shares or JGGC Rights, as applicable, in the Business Combination (or on the exercise of New PubCo Warrants exchanged for JGGC Warrants) may, in the absence of certain elections described below, be treated as stock of a PFIC, even if New PubCo is not a PFIC for its current taxable year or future taxable years. It is uncertain whether JGGC will be eligible for the startup exception. If it is not eligible for the startup exception, based on the composition of its income and assets, JGGC will likely be considered a PFIC for the taxable years ended on December 31, 2021 and December 31, 2022. Absent certain elections described below, a determination that New PubCo is a PFIC (or, in the circumstances described above, that JGGC was a PFIC) for any taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such U.S. Holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC.

Application of PFIC Rules

If JGGC or New PubCo is determined to be a PFIC for any taxable year (or portion thereof) that is included in a U.S. Holder’s holding period in JGGC Securities or New PubCo Securities (or, for purposes of any redemption of JGGC Class A Ordinary Shares, in a redeeming U.S. Holder’s holding period in such shares), then such holder will generally be subject to special rules (the “Default PFIC Regime”) unless, in the case of ordinary shares, the U.S. Holder made (i) a timely and effective QEF Election (as defined below) in respect of JGGC’s or New PubCo’s (as the case may be) first taxable year as a PFIC in which the U.S. Holder held ordinary shares (whether JGGC Class A Ordinary Shares or New PubCo Ordinary Shares) (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”), (ii) a QEF Election along with a purging election, or (iii) a “mark-to-market” election, each as described below under “QEF Election, Mark-to-Market Election and Purging Election.” The Default PFIC Regime applies with respect to:

•

any gain recognized by the U.S. Holder on the sale or other disposition of its JGGC Securities or New PubCo Securities (which may include gain realized by reason of transfers of JGGC Securities or New PubCo Securities that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes); and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of its ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under the Default PFIC Regime:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its JGGC Securities or New PubCo Securities;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the First PFIC Holding Year, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder.

It is not entirely clear how various aspects of the PFIC rules apply to the New PubCo Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury Regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury Regulations under Section 1298(a)(4) of the Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to the New PubCo Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the New PubCo Warrants.

ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE EFFECTS OF THE PFIC RULES ON THE EXCHANGE OR REDEMPTION OF JGGC CLASS A ORDINARY SHARES AND ON THE OWNERSHIP OR DISPOSITION OF JGGC SECURITIES AND NEW PUBCO SECURITIES, INCLUDING THE IMPACT OF ANY PROPOSED OR FINAL TREASURY REGULATIONS.

QEF Election, Mark-to-Market Election and Purging Election

In general, a U.S. Holder may avoid the Default PFIC Regime with respect to its New PubCo Ordinary Shares (but not New PubCo Warrants) by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) with respect to such holder’s First PFIC Holding Year. A U.S. Holder that makes a QEF Election will include in income its pro rata share of New PubCo’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which New PubCo’s taxable year ends if New PubCo is treated as a PFIC for that taxable year. A U.S. Holder generally can make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF Election rules, but if deferred, any such taxes will be subject to an interest charge.

It is the IRS’s view that a U.S. Holder may not make a QEF Election with respect to its New PubCo Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such warrants (other than upon exercise of such warrants) and JGGC or New PubCo was a PFIC at any time during the U.S. Holder’s holding period of such warrants, any gain recognized will generally be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. If a U.S. Holder that exercises such warrants properly makes a QEF Election with respect to the newly acquired New PubCo Ordinary Shares, the QEF Election will apply to the newly acquired New PubCo Ordinary Shares (it is not clear how a previously made QEF Election that is in effect with respect to New PubCo would apply to New PubCo Ordinary Shares subsequently acquired on the exercise of such warrants). Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account current income inclusions resulting from the QEF Election, will generally continue to apply with respect to such newly acquired New PubCo Ordinary Shares (which will generally be deemed to have a holding period – for purposes of the PFIC rules—that includes all or a portion of the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election (discussed below).

The QEF Election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF Election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF Election under their particular circumstances.

In order to comply with the requirements of a QEF Election with respect to New PubCo Ordinary Shares, a U.S. Holder must receive a PFIC Annual Information Statement from New PubCo. If New PubCo determines that it is a PFIC for a taxable year, New PubCo will endeavor to use commercially reasonable efforts to make available to U.S. Holders a PFIC Annual Information Statement with respect to such taxable year. However, there is no assurance that New PubCo will have timely knowledge of its status as a PFIC in the future or that it will make available a PFIC Annual Information Statement. U.S. Holders should consult their tax advisors with respect to any QEF Election previously made with respect to JGGC Class A Ordinary Shares.

If a U.S. Holder has made a QEF Election with respect to New PubCo Ordinary Shares, and the special tax and interest charge rules do not apply to such shares (because the QEF Election was made in the U.S. Holder’s First PFIC Holding Year or a purging election (discussed below) was made), any gain recognized on the sale of

New PubCo Ordinary Shares will generally be taxable as capital gain and no interest charge will be imposed under the PFIC rules. As discussed above, U.S. Holders who make a QEF Election with respect to a PFIC are currently taxed on their pro rata shares of such PFIC’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income should generally not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a PFIC with respect to which a QEF Election has been made will be increased by amounts that are included in taxable income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with respect to which a QEF election has been made.

As noted above, a determination that JGGC or New PubCo is a PFIC for a taxable year in which a U.S. Holder holds shares in such entity will generally continue to apply to such U.S. Holder for subsequent years in which such holder continues to hold shares in such entity (including a successor entity), whether or not such entity continues to be a PFIC. A U.S. Holder who makes the QEF Election for such holder’s First PFIC Holding Year, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the qualified electing fund inclusion regime with respect to such shares for any taxable year of New PubCo that ends within or with a taxable year of the U.S. Holder and in which New PubCo is not a PFIC. However, if the QEF Election is not effective for each of New PubCo’s taxable years in which New PubCo is a PFIC (and, if applicable, was not effective for each of JGGC’s taxable years in which JGGC was a PFIC) and the U.S. Holder holds (or is deemed to hold) New PubCo Ordinary Shares, the Default PFIC Regime discussed above will continue to apply to such shares unless such holder makes a purging election (discussed below), and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF Election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If a U.S. Holder makes (or has made) a valid mark-to-market election with respect to New PubCo Ordinary Shares (or, if applicable, JGGC Class A Ordinary Shares) for such holder’s First PFIC Holding Year, such holder will generally not be subject to the Default PFIC Regime in respect to its New PubCo Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year in its holding period that New PubCo is treated as a PFIC the excess, if any, of the fair market value of its New PubCo Ordinary Shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its New PubCo Ordinary Shares over the fair market value of such shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its New PubCo Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of such shares in a taxable year in which New PubCo is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after such holder’s First PFIC Holding Year.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq. It is expected that New PubCo Ordinary Shares will be listed on Nasdaq, but there can be no assurance that JGGC Class A Ordinary Shares or New PubCo Ordinary Shares will continue to be so listed or will be “regularly traded” for purposes of these rules. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of JGGC Class A Ordinary Shares or New PubCo Ordinary Shares under their particular circumstances.

New PubCo Ordinary Shares treated as stock of a PFIC under the Default PFIC Regime (including New PubCo Ordinary Shares received in exchange for JGGC Class A Ordinary Shares that were so treated at the time of the Business Combination) will continue to be treated as stock of a PFIC, including in taxable years in which

New PubCo ceases to be a PFIC, unless the applicable U.S. Holder makes a “purging election” with respect to such shares. Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value on the last day of the last year in which JGGC or New PubCo, as applicable, is treated as a PFIC, and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this election, the U.S. Holder will have additional basis (to the extent of any gain recognized in the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in such holder’s New PubCo Ordinary Shares. U.S. Holders should consult their tax advisors regarding the application of the purging elections rules to their particular circumstances.

If New PubCo is a PFIC and, at any time, has an equity interest in any foreign entity that is classified as a PFIC, U.S. Holders would generally be deemed to own a proportionate amount (by value) of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if New PubCo receives a distribution from, or disposes of all or part of New PubCo’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though the U.S. Holder will not receive any proceeds of those distributions or dispositions. A mark-to-market election generally would not technically be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621(whether or not a QEF Election or market-to-market election is made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. The rules dealing with PFICs and with the QEF Election and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of JGGC Securities and New PubCo Securities should consult their own tax advisors concerning the application of the PFIC rules to JGGC Securities and New PubCo Securities under their particular circumstances.

THE RULES DEALING WITH PFICS ARE VERY COMPLEX AND ARE IMPACTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES TO THEM OF THE PFIC RULES, INCLUDING, WITHOUT LIMITATION, WHETHER A QEF ELECTION, A MARK-TO-MARKET ELECTION, OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSEQUENCES TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

Information Reporting and Backup Withholding

Information reporting requirements may apply to dividends paid on and other proceeds received with respect to the JGGC Securities and New PubCo Securities by U.S. Holders effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

CAYMAN ISLANDS TAX CONSIDERATIONS

The following is a discussion of certain Cayman Islands tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Law.

Under Existing Cayman Law

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issuance of our ordinary shares or on an instrument of transfer in respect of an ordinary share.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act Undertaking As To Tax Concessions

In accordance with the Tax Concessions Law the following undertaking is hereby given to the Company:

•	That no Act which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

•	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

•	on or in respect of the shares, debentures or other obligations of the Company; or

•	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 6th day of April, 2021.

BUSINESS OF JGGC

Unless the context otherwise requires, all references in this subsection to “the Company,” “JGGC,” “we,” “us” or “our” refer to the business of Jaguar Global Growth Corporation I prior to the consummation of the business combination.

JGGC is a blank check exempted company incorporated in the Cayman Islands on March 31, 2021 formed for the purpose of effecting a merger, capital stock or share exchange, asset acquisition, stock or share purchase, reorganization or similar business combination with one or more businesses, which we refer to as JGGC’s initial business combination.

JGGC was formed as a partnership between Gary R. Garrabrant and Thomas J. McDonald, who are experienced executives with extensive deal-making and investment management experience, and Hennessy Capital Group, a leading independent SPAC sponsor.

JGGC History

On April 21, 2021, our Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration for an aggregate of 5,750,000 Founder Shares. In July 2021, our Sponsor transferred an aggregate of 125,000 Founder Shares to five of our directors and an aggregate of 75,000 Founder to one or more advisors. On January 27, 2022, we effected a share capitalization with respect to our Founder Shares of 1,916,667 shares thereof, resulting in our initial shareholders holding an aggregate of 7,666,667 Founder Shares. All Founder Shares will automatically convert into JGGC Class A Ordinary Shares upon completion of our initial business combination.

On February 15, 2022, we consummated the IPO of 23,000,000 JGGC Units, at $10.00 per JGGC Unit, which included the exercise in full of the underwriters’ option to purchase an additional 3,000,000 JGGC Units at the IPO price to cover over-allotments, generating gross proceeds of $230,000,000. Each Unit consists of one JGGC Class A Ordinary Share, par value $0.0001 per share, one right and one-half of one redeemable warrant. Each holder of a right will receive one-twelfth (1/12) of a JGGC Class A Ordinary Share upon consummation of our initial business combination. Each whole warrant entitles the holder thereof to purchase one whole JGGC Class A Ordinary Share for $11.50 per share.

Simultaneously with the consummation of the IPO, we completed the private placement of 12,450,000 JGGC Private Placement Warrants at a purchase price of $1.00 per JGGC Private Placement Warrant, to our Sponsor, generating gross proceeds to us of $12,450,000. A total of $234,600,000, comprised of $230,000,000 of the proceeds from the IPO (which includes $8,050,000 of the underwriters’ deferred fees) and $12,450,000 of the proceeds of the sale of JGGC Private Placement Warrants, was first placed in a U.S.-based trust account at J.P. Morgan Chase Bank N.A., then was subsequently transferred to Morgan Stanley, all while continuing to be maintained by Continental Stock Transfer & Trust Company, acting as trustee. Each of the underwriters in our IPO waived its deferred underwriting discount in the aggregate amount of $8,050,000, such that we now do not expect to pay any deferred underwriting fees in connection with closing of our initial business combination. On February 24, 2023 and March 21, 2023, JGGC received a formal letter from Barclays Capital Inc. and Citigroup Global Markets Inc., respectively, formally waiving any entitlement to its respective portion of the deferred underwriting discount. The deferred underwriting fee was agreed between JGGC, Barclays Capital Inc. and Citigroup Global Markets Inc. in the IPO underwriting agreement signed by the parties on February 10, 2021 and was earned in full upon completion of the IPO but the payment of deferred underwriting fees was conditioned upon closing of JGGC’s business combination such that the waivers were given by Barclays Capital Inc. and Citigroup Global Markets Inc. on a gratuitous basis without any consideration to Barclays Capital Inc. and Citigroup Global Markets Inc. from JGGC. Aside from general dialogue between representatives of JGGC, Barclays Capital Inc. and Citigroup Global Markets Inc. (and other investment banking professionals) about sourcing targets and broader SPAC market conditions in the ordinary course, subsequent to JGGC’s IPO,

Barclays Capital Inc. and Citigroup Global Markets Inc. have had no involvement in the proposed business combination with GLAAM (other than periodically discussing broader market conditions with representatives of JGGC in the ordinary course), and Barclays Capital Inc. and Citigroup Global Markets Inc. were not retained in any role after JGGC’s IPO. In particular, Barclays Capital Inc. and Citigroup Global Markets Inc. did not assist in (i) procuring GLAAM as a target business, (ii) developing any financial models or other target evaluation materials while JGGC was pursuing a business combination with GLAAM, (iii) marketing the transaction, (iv) preparation or review of this proxy statement / prospectus or any of its underlying disclosure, or (v) any other role in the business combination. Due to the lack of any role by Barclays Capital Inc. and Citigroup Global Markets Inc. in the proposed business combination, JGGC obtained the waiver from Barclays Capital Inc. and Citigroup Global Markets Inc.

On April 4, 2022, the JGGC Class A Ordinary Shares, JGGC Rights and JGGC Public Warrants comprising the JGGC Units sold in the IPO surpassed the 52-day threshold waiting period to be publicly traded. Those JGGC Units not separated continued to trade on Nasdaq under the symbol “JGGCU” and the JGGC Class A Ordinary Shares, rights and JGGC Public Warrants that were separated trade under the symbols “JGGC,” “JGGCR,” and “JGGCW,” respectively.

Initial Business Combination

Nasdaq listing rules require that we must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding [the deferred underwriting commissions and] taxes payable on the interest earned on the Trust Account, if any) at the time of signing a definitive agreement in connection with our initial business combination. We plan to obtain an opinion from an independent investment banking firm or an independent valuation or appraisal firm with respect to the satisfaction of such criteria. While we consider it likely that our board of directors will be able to make an independent determination of the fair market value of our initial business combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target’s assets or prospects.

We anticipated structuring our initial business combination so that the post-business combination company in which our Public Shareholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our initial business combination such that the post-business combination company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or shareholders or for other reasons, but we will only complete such business combination if the post-business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. Even if the post-business combination company owns or acquires 50% or more of the voting securities of the target, our shareholders prior to the business combination may collectively own a minority interest in the post-business combination company, depending on valuations ascribed to the target and us in the business combination. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock, shares or other equity interests of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our shareholders immediately prior to our initial business combination could own less than a majority of our issued and outstanding shares subsequent to our initial business combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-business combination company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

Corporate Information

Our executive offices are located at 601 Brickell Key Drive, Suite 700, Miami, Florida 33131, and our telephone number is (646) 663-4945. We maintain a corporate website at www.jaguarglobalgrowth.com. The information contained on or accessible through our corporate website or any other website that we may maintain is not deemed to be incorporated by reference in, and is not considered part of this proxy statement/prospectus or the registration statement of which this proxy/statement prospectus is a part.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of JGGC Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements, and, if their revenues are less than $100 million, not providing an independent registered public accounting firm attestation on internal control over financial reporting. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud or the consequences of committing a crime. The Existing Governing Documents provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In connection with our IPO, we entered into agreements with our directors and officers providing contractual indemnification in addition to the indemnification provided for in the Existing Governing Documents. We purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate our initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Redemption of Public Shares and Liquidation if No Initial Business Combination

The Existing Governing Documents provide that we will have only until August 10, 2023, to complete our initial business combination. If we have not completed our initial business combination within such period, or during any extension period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our rights or warrants, which will expire worthless if we fail to complete our initial business combination by August 10, 2023 or during any extension period. The Existing Governing Documents provide that if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

Our Sponsor and each member of our management team have entered into the Sponsor IPO Letter Agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination by August 10, 2023 or during any extension period. However, if our Sponsor or management team acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the allotted time period.

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination by August 10, 2023 or during any extension period or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, if any, divided by the number of the then issued and outstanding Public Shares. However, we may not redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001. If this optional redemption right is exercised with respect to an excessive number of Public Shares such that we cannot satisfy the net tangible asset requirement, we would not proceed with the amendment or the related redemption of our Public Shares at such time. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our Sponsor, any executive officer, director or any other person.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $640,582 held outside the Trust Account plus up to $100,000 of funds from the Trust Account available to us to pay dissolution expenses, although we cannot assure you that there will be sufficient funds for such purpose.

If we were to expend all of the net proceeds of the IPO and the sale of the JGGC Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $10.20. The funds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.20. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (except our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management team will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if our management team believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by our management team to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where our management team is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (other than our independent registered public accounting firm), or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in value of the trust assets, in each case net of the interest that may be withdrawn to pay our tax obligations, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under our indemnity of the representatives of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third-party claims. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the fund in the Trust Account are reduced below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay our tax obligations, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.20 per Public Share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except our independent registered public accounting firm), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We have access to up to $640,582 from the proceeds of the IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors.

If we file a bankruptcy or winding-up or insolvency petition or an involuntary bankruptcy or winding-up or insolvency petition is filed against us that is not dismissed, the funds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.20 per Public Share to our Public Shareholders. Additionally, if we file a bankruptcy or winding-up or insolvency petition or an involuntary bankruptcy or winding-up or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders will be entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of JGGC Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other provision relating to the rights of holders of JGGC Class A Ordinary Shares, or (iii) if they redeem their respective shares for cash upon the completion of the initial business combination. Public Shareholders who redeem their JGGC Class A Ordinary Shares in connection with a shareholder vote described in clause (ii) in the preceding sentence shall not be entitled to funds from the Trust Account upon the subsequent completion of an initial business combination or liquidation if we have not completed our initial business combination within the completion window, with respect to such JGGC Class A Ordinary Shares so redeemed. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Existing Governing Documents, like all provisions of the Existing Governing Documents, may be amended with a shareholder vote.

Facilities

We currently utilize office space at 601 Brickell Key Drive, Suite 700, Miami, Florida 33131. We consider our current office space adequate for our current operations.

Officers and Employees

We currently have three executive officers: Gary R. Garrabrant, Thomas J. McDonald and Anthony R. Page. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not currently have any employees and we do not intend to have any full time employees prior to the completion of our initial business combination.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of JGGC’s management team, there was no material litigation, arbitration or governmental proceeding pending against JGGC or any members of JGGC’s management team in their capacity as such, and JGGC and the members of JGGC’s management team have not been subject to any such proceeding.

Periodic Reporting and Audited Financial Statements

JGGC has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC.

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Gary R. Garrabrant	65	Chairperson and Chief Executive Officer
Thomas J. McDonald	58	President and Director
Anthony R. Page	59	Chief Financial Officer
Thomas D. Hennessy	38	Director
M. Joseph Beck	37	Director
Michael B. Berman	64	Independent Director
Craig M. Hatkoff	68	Independent Director
Jason H. Lee	52	Independent Director
Martha Notaras	62	Independent Director
Christine Zhao	50	Independent Director

Gary R. Garrabrant is our Chairperson and Chief Executive Officer. Mr. Garrabrant is the Chief Executive Officer and co-founder of Jaguar Growth Partners Group, LLC (“Jaguar”), as well as JGP. Mr. Garrabrant has been the Chief Executive Officer of Jaguar, as well as JGP since their formation in 2013. Prior to the creation of Jaguar, Mr. Garrabrant co-founded Equity International in 1999 and was Chief Executive Officer and Director from 1996 to 2012. He was the principal architect of Equity International, providing strategic direction and overseeing all of the company’s activities and investment portfolio. From 1996 to 1999, Mr. Garrabrant was Executive Vice President of Equity Group Investments, responsible for private investments and capital markets, leading the acquisition of California Real Estate Investment Trust and the creation of Capital Trust. Previously Mr. Garrabrant co-founded Genesis Realty Capital Management and held leadership roles in the investment banking divisions of Chemical Bank and Bankers Trust Company. Mr. Garrabrant served as chairperson, vice chairperson and director of a number of companies spanning multiple continents across various sectors, including office, industrial and retail property, logistics, homebuilding, specialty finance, investment management and hospitality. Mr. Garrabrant is a former member of the University of Cambridge Real Estate Finance Advisory Board and the University of Notre Dame Mendoza College of Business Advisory Council, where he conceived and established the Garrabrant International Internship Program. He is a former Advisory Board member of the Kellogg Institute for International Studies at Notre Dame. He is a member of the Misericordia Advisory Board and the Endowment Investment Committee, a trustee of the Naples Children & Education Foundation (sponsor of the Naples Winter Wine Festival), a member of the Peconic Land Trust President’s Council and a supporter of the Ovarian Cancer Translational Gene Program at Mount Sinai Medical Center. Mr. Garrabrant graduated from the University of Notre Dame with a B.B.A. in Finance and completed the Dartmouth Institute at Dartmouth College. Mr. Garrabrant is well qualified to serve as director because he brings decades of leadership and knowledge drawing from his experiences as Chief Executive Officer and co-founder of both Equity International and JGP. He has a strong track record of investing and building companies in diversified sectors including logistics, retail, homebuilding, hospitality, healthcare, specialty finance, real estate and technology.

Thomas J. McDonald is our President and one of our directors. Mr. McDonald is co-founder of Jaguar and JGP. Mr. McDonald has been Managing Partner of Jaguar as well as Managing Partner and Head of Americas of JGP since their formation in 2013. Mr. McDonald has served as a managing member of Jaguar Growth Asset Management, LLC since 2013. Mr. McDonald serves on the boards of directors for Hoteles City Express (BMV: HCITY), LatAm Logistics Properties, Opea Securitizadora SA, and Bresco, and previously for Vesta (BMV: VESTA), Aliansce Sonae SA (BZ: ALSO3), Gafisa (NYSE: GFA), BR Malls (BZ: BRML3), Tenda (BZ: TNDA3), Parque Arauco (SNSE: PARAUCO), Bracor, AGV Logistics, and Brazilian Finance and Real Estate. Prior to the creation of Jaguar, Mr. McDonald was the Chief Strategic Officer of Equity International. He was primarily responsible for developing its collaborative, partner-oriented investment style through establishing, building and optimizing relationships, as well as coordinating investment and portfolio management activities.

From 1997 to 1999, Mr. McDonald was Executive Vice President of Anixter International (NYSE: AXE) responsible for global sales. From 1993 to 1997, Mr. McDonald resided in Argentina and was responsible for establishing operating businesses for Anixter in Brazil, Argentina, Chile, Venezuela and Colombia. Previously Mr. McDonald resided in Mexico and Puerto Rico, holding operating and business development leadership roles with American Airlines and Quadrum SA de CV. Mr. McDonald is a member of the Emeritus Board of IES Abroad, and former member of the University of Chicago’s Booth School of Business Global Advisory Board. Mr. McDonald founded, and is President of the board of Coprodeli USA, a non-profit supporting the integral development of Peru’s impoverished. Mr. McDonald is fluent in Spanish and Portuguese and conversant in French. Mr. McDonald graduated from the University of Notre Dame and received his M.B.A. from the University of Chicago’s Booth School of Business. Mr. McDonald is well qualified to serve as director due to his extensive experience in private equity investing in emerging markets over the past 24 years and his extensive public company, private company and non-for-profit board experience.

Anthony R. Page, our Chief Financial Officer, has been the Chief Risk Officer of JGP since February 2022 and previously served as JGP’s Head of Risk Management from January 2021 to February 2022 and senior advisor from 2015 to 2020. From 2006 to 2010, Mr. Page served as Senior Vice President and Director of Commercial Mortgage Investments for Capstead Mortgage Corporation (NYSE: CMO). From 2001 to 2015, Mr. Page served as Managing Partner of Perimone Investment Partners. From 1996 to 2000, Mr. Page was a principal at Apollo Real Estate Advisors focusing on international investments while residing in New York and Hong Kong. Prior to that, Mr. Page served as the Chief Financial Officer for Boston-based Winthrop Financial Associates and First Winthrop Corporation. Mr. Page is a member of the board of directors and Secretary of the Dallas Housing Finance Corp., and a member of the boards of directors of Brilliant China (a leading integrated developer, operator, and investment manager of logistics warehouses and related industrial properties in China), the McKinney Avenue Transit Authority, Uptown Dallas Inc., and the Uptown Success Alliance, Inc., as well as the University of Virginia McIntire School of Commerce Advisory Board. Mr. Page is a CFA Charterholder, a Chartered Alternative Investment Analyst, was previously a certified public accountant, graduated from the University of Virginia with a B.S. in Commerce and completed the Advanced Management Development Program at the Harvard University Graduate School of Design.

Thomas D. Hennessy, one of our directors, currently serves as a Managing Partner of Growth Strategies of Hennessy Capital Group, LLC, an alternative investment firm founded in 2013 that focuses on investing in industrial, infrastructure, climate and real estate technologies. Since December 2020, he has served as a director of 7GC &Co. Holdings Inc. (“VII”) (NASDAQ: VII), a special purpose acquisition company targeting the technology industry. From December 2020 to December 2022, he served as Chairman, Co-Chief Executive Officer and President of PTIC, a special purpose acquisition company which in 2020 closed an initial business combination with Appreciate Holdings, Inc. (NASDAQ: SFR). From November 2019 to December 2020, as Chairperson, Co-Chief Executive Officer and President of PTAC, a special purpose acquisition company, which in December 2020 closed an initial business combination Porch.com, Inc. and is now known as Porch Group, Inc. (NASDAQ: PRCH), or Porch, a leading software and services platform for the home inspection and home service industries, and served as a director from December 2020 to August 2021.    From September 2014 to July 2019, Mr. Hennessy served as a Portfolio Manager of ADIA, during which time he created and led ADIA’s PropTech investment mandate. Mr. Hennessy is the son of Daniel J. Hennessy, one of our advisors. Mr. Hennessy holds a B.A. degree from Georgetown University and an M.B.A. from the University of Chicago Booth School of Business.

M. Joseph Beck, one of our directors, serves as a director of VII, since December 2020. Mr. Beck has served as a Managing Partner of Growth Strategies of Hennessy Capital Group, LLC since July 2019. From December 2020 to December 2022, he served as the Co-Chief Executive Officer, Chief Financial Officer and director of PTIC, a special purpose acquisition company which in 2020 closed an initial business combination with Appreciate Holdings, Inc. (NASDAQ: SFR). From November 2019 to December 2020, he served as Co-Chief Executive Officer, Chief Financial Officer and director of PTAC, a special purpose acquisition company, which in December 2020 closed an initial business combination with Porch. . From August 2012 to

July 2019, Mr. Beck served as a Senior Investment Manager of ADIA. From July 2008 to August 2012, Mr. Beck served in the Investment Banking Division of Goldman, Sachs & Co., where he focused on mergers and acquisitions for companies in the real estate sector as well as public and private financings of equity, debt and structured products. Mr. Beck holds a B.A. degree from Yale University.

Michael B. Berman, one of our independent directors, is the Chief Executive Officer of MB Capital Associates, a private company focused on public and private investments and consultancy assignments. From 2011 to 2018, Mr. Berman was the Chief Financial Officer and Executive Vice President of GGP, Inc., where he was responsible for capital markets, finance, treasury, accounting, tax, technology, investor relations and corporate communications functions. Mr. Berman served as Executive Vice President and Chief Financial Officer of Equity LifeStyle Properties (NYSE: ELS) from September 2003 until November 2011. He was responsible for ELS’s capital markets, finance, treasury, accounting, tax, technology, and investor relations functions. Mr. Berman is a member of the board of directors and the Audit Committee Chair of Brixmor Property Group Inc. (NYSE: BRX) He is a member of the board of directors, the Audit Committee Chair and a member of the governance and nominating committee of Skyline Champion Corp. (NYSE: SKY), one of the nation’s largest factory-built housing companies. Mr. Berman was also a member of the board of directors and member of the audit and compensation committees of Mack-Cali Realty Corporation (NYSE: CLI), from 2020 to 2021. Mr. Berman was employed in the investment banking department of Merrill Lynch & Co. from 1988 through 2002 and was an associate professor at the New York University Real Estate Institute in 2003. Mr. Berman holds an M.B.A. from Columbia University Graduate School of Business, a J.D. from Boston University School of Law and a bachelor’s degree from Binghamton University in New York.

Craig M. Hatkoff, one of our independent directors, has served as Executive Chairperson of LEX Markets, a real estate and alternative asset fintech start-up, since April 2019. Mr. Hatkoff is nominated to become a director for Monmouth Real Estate Investment Corporation. Mr. Hatkoff has served on the board of directors of SL Green Realty Corp. (NYSE: SLG), a public real estate investment trust and the largest owner of commercial real estate in Manhattan since 2011. He also serves as the Chairperson of Turtle Pond Publications. Previously, Mr. Hatkoff was the Co-Head of the Real Estate Investment Banking Unit of Chemical Bank and served as a director of Subversive Capital Acquisition Corp. (NEOSVX: U), a cannabis focused SPAC which acquired CMG Partners Inc. and Left Coast Ventures, Inc. Mr. Hatkoff served on the Board of Colony Capital, Inc. (NYSE: CLNY), a public real estate investment trust that focuses on global digital infrastructure from 2019 to 2021. He served as a director of Taubman Centers, Inc. (NYSE: TCO), a real estate investment trust engaged in the ownership, management and leasing of retail properties, from 2004 to 2019. Mr. Hatkoff also co-founded the Tribeca Film Festival in 2002. Mr. Hatkoff was a Co-Founder and director of Capital Trust, Inc., a real estate investment management company, from 1997 to 2010.

Jason H. Lee, one of our independent directors, is currently Co-Chairperson of Brilliant China. Mr. Lee, along with his partners, acquired Brilliant in 2020. Prior to Brilliant, Mr. Lee was with The Carlyle Group, a global private equity investment firm, for 22 years most recently as Managing Director-Partner and Head of Asia Real Estate based in Hong Kong where he founded Carlyle Asia Real Estate in 2001. During Mr. Lee’s 17 years with Carlyle in Hong Kong, Carlyle invested in over $6 billion of real estate assets throughout Asia, including China, Korea and Japan, and Australia through various real estate funds, partnerships and separate accounts across core plus, value add and opportunistic strategies. Mr. Lee began his career at Carlyle in 1996 becoming a Principal with Carlyle’s U.S. Real Estate group based in Washington, D.C. and making opportunistic real estate investments in the U.S. through two real estate private equity funds, Carlyle Realty Partners I and II. Before joining Carlyle, Mr. Lee worked for The Argo Partnerships in New York, two opportunistic real estate investment funds focused on North America, sponsored by The O’Connor Group and J.P. Morgan. Prior to The Argo Partnerships, Mr. Lee worked for Disney Development Company, the real estate arm of The Walt Disney Company, in California. Mr. Lee received a B.S. in Business Administration from the Hass School of Business at the University of California, Berkeley and an M.B.A. from Harvard Business School.

Martha Notaras, one of our independent directors, is a General Partner at Brewer Lane Ventures, investing in early stage insurtech and fintech companies. Ms. Notaras serves on the boards of directors of Cowbell Cyber, an artificial intelligence-driven cyber insurance platform, since 2021; Lynk, which uses artificial intelligence to deliver its “knowledge as a service” platform, since 2021; and Cape Analytics, which delivers highly accurate property data derived from imagery via machine learning, since 2016. Since 2020, Ms. Notaras has served on the board of directors of Palomar Holdings Inc. (NASDAQ: PLMR), which provides catastrophe insurance for personal and commercial property. Since 2019, Ms Notaras has served on the board of directors of ATTOM Data Solutions, a leading provider of property data to the real estate, financial services and insurance markets.

Prior to joining Brewer Lane, from 2015 to 2019, Ms. Notaras was Partner at XL Innovate, investing in early stage insurtechs, including Lemonade, which went public in 2020. From 2010 to 2015, Ms. Notaras provided outsourced corporate development and strategy consulting to technology and financial services clients. Previously, from 1994 to 2010, Ms. Notaras ran corporate development for the business analytics division of the Daily Mail, where she participated in the acquisitions of 20 companies. The portfolio included insurtech pioneer Risk Management Solutions which Moody’s acquired for $2 billion, and property analytics company Property & Portfolio Research, which CoStar acquired. Ms. Notaras has served as board director for many early and growth stage companies, including those in fintech, insurtech, proptech, edtech and digital media. Ms. Notaras’ prior experience includes investment banking at Merrill Lynch and commercial banking at Credit Suisse. Ms. Notaras earned her A.B. cum laude from Princeton University and her MBA from Harvard Business School, where she was a Baker Scholar, awarded for graduating in the top five percent of the class.

Christine Zhao, one of our independent directors, has been Chief Financial Officer of AlTi Global Inc.(NASDAQ: ALTI), a global wealth management and alternative asset management company since January 2023, and CFO of its predecessor company Tiedemann Advisors since July 2021. Most recently, from January 2021 to February 2023 Ms. Zhao was a member of the board of directors and Audit Committee Chair of D and Z Media Acquisition Corp. (NYSE: DNZ), a media and edtech-focused special purpose acquisition company, from October 1996 to January 2023, she was a member of the board of directors and Governance and Nomination Committee Chair of bio-pharmaceutical company BeyondSpring Inc. (NASDAQ:BYSI), which develops innovative immune-oncology cancer therapies, and from July 2020 to October 2022 she was a member of the board of directors and Chief Financial Officer for Edoc Acquisition Corp. (NASDAQ: ADOC), a healthcare focused special purpose acquisition company. Previously, from November 2015 to December 2019, she served as Chief Financial Officer for two large PE-backed growth-stage companies, including Best Inc., a pre-IPO logistics technology company in China, which later priced is initial public offering at a valuation exceeding $3 billion (NYSE: BEST). Prior to this, she served as a Managing Director of Bank of America Merrill Lynch and an Executive Director of JPMorgan, where she held senior positions at headquarters and global corporate and investment banking units across a broad spectrum of functional areas including treasury, liquidity products, capital management, risk management, and as regional Chief Financial Officer/Chief Operating Officer in transaction banking and corporate banking units. She also worked at American Express in various capacities including corporate strategic planning and venture investing from March 2003 to March 2008. Early in her career, Ms. Zhao worked in investment banking at Goldman Sachs and in corporate finance/corporate development at FedEx. Ms. Zhao is a board member of several non-profit organizations, including Volunteers of America—Greater New York, the Chinese Finance Association and Asian Pacific American Advocates Westchester & Hudson Valley Chapter. She is also a founding board member of the American Chinese Unite Care. Ms. Zhao received an M.B.A. from Harvard Business School, a master’s degree in Economics and Finance from the University of Alabama and a bachelor’s degree in Economics with distinction from Fudan University in China.

Advisors

In addition to the management team and board of directors described above, our advisors devote their time and expertise to the pursuit and execution of an initial business combination. These advisors include:

Daniel J. Hennessy is one of our advisors and is the Founder and the Managing Member of Hennessy Capital Group LLC, an alternative investment firm founded in 2013 that focuses on investing in sustainable and real estate technology sectors. He also currently serves as senior advisor to VII. Since January 2021, Mr. Hennessy has served as Chairperson and Chief Executive Officer of Hennessy Capital Investment Corp. VI, which in September 2021 closed its initial public offering of $300 million. From December 2020 to December 2022, he served as Senior Advisor to PTIC. From October 2020 to December 2022, Mr. Hennessy served as Chairperson and CEO of Hennessy Capital Investment Corp. V., or Hennessy V (NASDAQ: HCIC), which in January 2021 closed its initial public offering of $345 million. From March 2019 to December 2020, Mr. Hennessy served as Chairperson and Chief Executive Officer of Hennessy Capital Acquisition Corp. IV, or Hennessy IV (NASDAQ: HCAC), which in December 2020 closed its initial business combination with Canoo Holdings Ltd. From August 2018 to August 2022, Mr. Hennessy served as a director of SIRVA Worldwide Relocation & Moving. From January 2017 to October 2018, Mr. Hennessy served as Chairperson of the Board and Chief Executive Officer of Hennessy Capital Acquisition Corp. III, or Hennessy III, which merged with NRC Group Holdings, LLC, a global provider of comprehensive environmental, compliance and waste management services, now known as US Ecology, Inc. (NASDAQ: ECOL) and served as a director of US Ecology, Inc. from January 2018 to October 2019. From April 2015 to February 2017, Mr. Hennessy served as Chairperson and Chief Executive Officer of Hennessy Capital Acquisition Corp. II, or Hennessy II, which merged with Daseke in February 2017 and is now known as Daseke, Inc. (NASDAQ: DSKE) and since February 2017, has served as Daseke, Inc.’s Vice Chairperson. From September 2013 to February 2015, Mr. Hennessy served as Chairperson of the Board and Chief Executive Officer of Hennessy Capital Acquisition Corp., or Hennessy I, which merged with School Bus Holdings Inc. in February 2015 and is now known as Blue Bird Corporation (NASDAQ: BLBD), and from 2015 to 2019, he as a director of Blue Bird Corporation, formerly known as School Bus Holdings Inc. From 1988 to 2016, Mr. Hennessy served as a Partner at Code Hennessy & Simmons LLC (n/k/a CHS Capital or “CHS”), a middle-market private equity investment firm he co-founded in 1988. Prior to forming CHS, Mr. Hennessy was employed by Citicorp from 1984 to 1988 as head of the Midwest Region for Citicorp Mezzanine Investments and Vice President and Team Leader with Citicorp Leveraged Capital Group. He began his career in 1981 in the oil and gas lending group at Continental Illinois National Bank (now Bank of America) where he was a Banking Officer. Mr. Hennessy holds a B.A. degree, magna cum laude, from Boston College and an M.B.A. from the University of Michigan Ross School of Business. Mr. Hennessy is the father of Thomas D. Hennessy, a director.

Betty W. Liu, one of our advisors, is the Chairperson, President, and Chief Executive Officer for D and Z Media Acquisition Corp. Ms. Liu is a highly accomplished entrepreneur, journalist, producer, and corporate executive with more than 25 years of professional experience working domestically and internationally. Her extensive background in financial journalism and professional education content, and later as a senior executive at Intercontinental Exchange (ICE), has provided Ms. Liu connectivity and access to C-suite executives and directors across a variety of industries and geographies, domestically and internationally, particularly in Asia. Ms. Liu most recently served as the Executive Vice Chairperson of the NYSE Group and Chief Experience Officer for NYSE’s parent company, ICE. She was also a member of the NYSE Group board of directors from 2018 to 2020. Ms. Liu oversaw the NYSE’s digital marketing operations, including customer-centric messaging, branding, digital events, and other core growth initiatives that were linear to the company’s long-term strategy. In this capacity, Ms. Liu directly managed the development of the Investor Access series, and monthly C-suite engagement events, which collectively brought together more than 1,600 senior executives of some of the largest publicly listed companies, including senior executives within the media and ed-tech sectors. In addition to her role in marketing and strategy, through her role at the NYSE, Ms. Liu was actively involved in more than 25 initial public offerings, including some of the largest listings in recent history for companies such as Uber (NYSE: U), Pinterest (NYSE: PINS), and Tencent Music (NYSE: TME). Because of her background and connectivity, Ms. Liu was closely consulted and heavily involved in the planning process for several media and technology businesses as they evaluated considerations regarding becoming a public company. Prior to ICE, Ms. Liu served as the Founder and Chief Executive Officer of Radiate, an online, subscription-based ed-tech company focused on leadership, business, and personal development strategies for millennial managers and executives. As the Founder, Ms. Liu led day-to-day operations of the business and scaled the platform from concept to more than 20,000 monthly active professional subscribers in less than 2 years. Ms. Liu led the company through multiple rounds of venture-backed capital raises from notable venture capital investors, such as RSE Ventures and University Ventures. Radiate was acquired by ICE in 2018.

From 2007 to 2018, Ms. Liu was an award-winning business journalist, serving as a leading anchor and editor-at-large for Bloomberg Television in New York City. Ms. Liu hosted “In the Loop” and developed several franchises including “Titans at the Table,” which focused on leaders in finance, markets, entertainment, and business. Ms. Liu was the sole anchor since In the Loop’s inception in 2009. Before joining Bloomberg, Ms. Liu was an anchor for CNBC Asia based in Hong Kong, serving as part of the leadership group which helped build CNBC Asia into a market-leading news network within the region. Prior to 2007, Ms. Liu was the Atlanta Bureau Chief for the Financial Times, served as the Taiwan Bureau Chief for Dow Jones Newswires, and separately was their Hong Kong-based regional correspondent. In 1997, she received a Dow Jones Newswires Award for her coverage of the Asian financial crisis. Ms. Liu earned a B.A. from the University of Pennsylvania.

Scott F. Meadow, one of our advisors, is a Clinical Professor of Entrepreneurship at the University of Chicago Booth School of Business teaching over 10,000 students in Entrepreneurship, Innovation, Private Equity and Venture Capital. Mr. Meadow has over 30 years of experience as a general partner with four venture capital and private equity firms. Since 2005, Mr. Meadow has been an associate partner of The Edgewater Funds, a private equity partnership with Lazard Frères, specialized in middle market growth capital investments and with over $1.0 billion in capital under management. From 1995 to 2003, Mr. Meadow was a general partner for Sprout Group, the venture affiliate of Donaldson, Lufkin, & Jenrette (DLJ), which has raised nearly $3.0 billion in committed capital from leading institutional investors. From 1992 to 1995, Mr. Meadow was a general partner for Frontenac Company, Chicago-based private equity firm that raises capital from investors with long investment horizons. Since its inception, the firm has managed over 200+ family business transitions. From 1983 to 1992, Mr. Meadow served as a partner and a general partner for William Blair & Company, a full line investment banking partnership.

Edward Shenderovich, one of our advisors, is the Founder and Managing Director of Essential Capital, an early-stage investment company which counts urban transformation as one of its focus areas and the Founder and Chief Executive Officer of Synonym, a bioproduction infrastructure company. Prior to Essential Capital and Synonym, he founded and was the Managing Partner of Kite Ventures, a venture capital firm specializing in marketplace and transactional network investments, including Darberry (acquired by Groupon), Fyber, Delivery Hero, Plated and Tradeshift. Prior to Kite Ventures, he was a founding executive and the Head of Strategic Development at SUP, a Moscow-based Internet company. He is the co-founder and former Chairperson of Knotel, a NYC-based flexible workplace company, now a division of Newmark (NASDAQ: NMRK). He is also a former board member of Merchantry, Inc, a SaaS marketplace enablement company, Tradeshift, Inc, a supplier collaboration platform, and Delivery Hero Holding GmbH (ETR: DHER), a multinational online food-delivery service based in Berlin, Germany, and other technology businesses. He also served as a founding executive for SUP Media and is the owner of LiveJournal.com.

Evan Wray, one of our advisors, is the Co-Founder and Chief Executive Officer of Mavely, a leading social commerce platform that drives customer acquisition and sales by connecting influencers and the world’s top retail brands since 2019. Additionally, since 2017, Mr. Wray has served as a Venture Partner for Trail Mix Ventures (“TMV”), a leading early stage holding company overseeing two venture funds focused on ideas that will transform industries and inspire new ones. Through TMV, Mr. Wray is board observer of four portfolio companies across food logistics, recycling networks, mobile gaming and D2C ecommerce. In 2012, Mr. Wray co-founded Swyft Media, the first emoji ad network, and served as Co-Founder and Chief Executive Officer from 2012 to 2015. In 2015, Monotype Imaging (NASDAQ: TYPE) acquired Swyft, where Evan continued to lead the organization as the VP of the newly formed Consumer Division. From 2016 to 2019, he was founding partner of Irish Beef, a quick service restaurant franchise focused on implementing culture and technology to accelerate growth. Irish Beef was acquired by Equicorp Partners in 2019. In addition, Evan sits on the Venture Builders Advisory Board at the University of Notre Dame, where he received a BA in Economics in 2012.

Number and Terms of Office of Officers and Directors

Our board of directors consists of nine members. Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term. In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on Nasdaq. The term of office of the first class of directors, consisting of Martha Notaras and Jason H. Lee will expire at our first annual general meeting. The term of office of the second class of directors, consisting of Craig Hatkoff, Christine Zhao and Michael Berman will expire at our second annual general meeting. The term of office of the third class of directors, consisting of Gary R. Garrabrant, Thomas J. McDonald, Thomas D. Hennessy and M. Joseph Beck, will expire at our third annual general meeting.

Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of our Founder Shares. In addition, prior to the completion of an initial business combination, holders of a majority of our Founder Shares may remove a member of the board of directors for any reason.

Pursuant to an agreement, our Sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to our board of directors, as long as the Sponsor holds any securities covered by the registration and shareholder rights agreement. See “JGGC’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Contractual Obligations—Registration Rights.”

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in the Existing Governing Documents as it deems appropriate. The Existing Governing Documents provide that our officers may consist of one or more chairperson of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing standards require that a majority of the directors on our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Craig Hatkoff, Christine Zhao, Martha Notaras, Michael Berman and Jason H. Lee are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our audit committee is entirely composed of independent directors meeting Nasdaq’s additional requirements applicable to members of the audit committee. Our independent directors conduct scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our executive officers or directors have received any cash compensation for services rendered to us. Commencing on February 10, 2022, JGGC agreed to reimburse our Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative services. Upon completion of the initial business combination or liquidation, JGGC will cease paying these monthly fees. In July 2021, our Sponsor transferred an aggregate of 125,000 Founder Shares to our five independent directors. In addition, certain affiliates of our Sponsor will be entitled to reimbursement for any out-of-pocket expenses (or an allocable portion thereof), to the extent that such affiliates incur expenses for services provided to us before our initial business combination. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, executive officers or directors, or their affiliates. Any such payments prior to an initial business combination will be made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by our Sponsor, executive officers and directors, or their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, members of our management team who remain with us may be paid consulting or management fees from New PubCo. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Corporate Governance

Our board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. Each of our audit committee, our nominating committee and our compensation committee is composed solely of independent directors.

Audit Committee

Our audit committee consists of Christine Zhao, Martha Notaras, and Michael Berman, who serves as chairperson of the audit committee. Our board of directors has determined that Christine Zhao, Martha Notaras and Michael Berman are independent. The audit committee’s duties, which are specified in our audit committee charter, include, but are not limited to:

•	meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of the IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the IPO; and

•

reviewing and approving all payments made to our existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Nominating Committee

Our nominating and corporate governance committee consists of Michael Berman, Christine Zhao and Craig Hatkoff, who serves as chairperson of the nominating committee. Our board of directors has determined that Michael Berman, Christine Zhao and Craig Hatkoff are independent.

The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines For Selecting Director Nominees

The guidelines for selecting nominees, which are specified in a charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee

Our Compensation Committee consists of Jason Lee, Craig Hatkoff and Martha Notaras, who serves as chairperson of the compensation committee. Jason Lee, Craig Hatkoff and Martha Notaras are independent. Our compensation committee charter details the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s and Chief Financial Officer’s, evaluating our Chief Executive Officer’s and Chief Financial Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer and Chief Financial Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other Section 16 executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and/or annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement, to the extent required; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor and will be directly responsible for the appointment, compensation and oversight of the work of any such advisor. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other advisor, the compensation committee will consider the independence of each such advisor, including the factors required by Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Ethics

We adopted a code of ethics applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Our code of business conduct and ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. A copy of the code of ethics will be provided without charge upon request from us. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Ethics on our website.

Conflicts of Interest

Cayman Islands Law

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

In addition, each of our officers and directors presently has, and any of them in the future may have, additional fiduciary, contractual or other obligations to other entities, including, without limitation, the Funds and certain companies in which Jaguar and/or Hennessy Capital Group have invested, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. As a result, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he, she or it has then-current fiduciary, contractual or other obligations (including, without limitation, any of the Funds), then, he, she or it will be required to honor such fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association waives the corporate opportunities doctrine in effect by providing that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the company and it is an opportunity that we are able to complete on a reasonable basis. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties, contractual obligations or other material direct or indirect management responsibilities:

Individual	Entity	Entity’s Business	Affiliation
Gary R. Garrabrant	Jaguar Growth Partners, LLC	Investment Management	Chief Executive Officer, co-founder and member of Investment committee

Thomas J. McDonald	Jaguar Growth Partners, LLC	Investment Management	Managing Partner, Head of Americas, co-founder, and member of the investment committee

Individual	Entity	Entity’s Business	Affiliation
	Hoteles City Express (BMV: HCITY)	Mexican Hospitality platform	Board Member

	Bresco Coprodeli USA	Brazilian logistics company Non-profit	Advisory board member Founder and board member

	LatAm Logistics Properties, Opea Securitizadora SA	Latin American real estate platform	Board Member

	Coprodeli USA	Non-profit organization	President of the Board

Anthony R. Page	Jaguar Growth Partners, LLC	Investment Management	Head of Risk Management and member of the investment committee

	Brilliant China	Developer, operator, and investment manager of logistics warehouses in China	Board Member

	Dallas Housing Finance Corp.	Real estate	Secretary and board member

	McKinney Avenue Transit Authority	Non-profit organization	Board member

	Uptown Dallas Inc.	Real estate	Board member

	Uptown Success Alliance, Inc.	Non-profit organization	Board member

Thomas D. Hennessy	Hennessy Capital Group LLC	Alternative investment platform Special purpose acquisition company (“SPAC”) targeting businesses in real estate technology	Managing Partner of Growth Strategies Chairperson, Co-Chief Executive Officer and President

	VII	SPAC targeting technology	Director

M. Joseph Beck	Hennessy Capital Group	Alternative investment platform	Managing Partner of Growth Strategies

	VII	SPAC targeting technology	Director

Craig M. Hatkoff	Tiedemann Advisors	Wealth Management Company	Chief Financial Officer and Managing Director

	AlTi Global Inc. (NASDAQ: ALTI)	Wealth Management Company	Chief Financial Officer

Christine Zhao	Edoc Acquisition Corp (NASDAQ: ADOC)	Healthcare focused SPAC	CFO and Board Member

	D and Z Media Acquisition Corp. (NYSE: DNZ)	Media and education technology SPAC	Director and Audit Committee Chair

	YuanMing Capital	Venture capital and private equity fund	Venture Partner

Individual	Entity	Entity’s Business	Affiliation
	Beyond Spring (NASDAQ: BYSI)	Biopharmaceutical company	Board Member

	Urban FT	Financial Technology provider	Board Member

	Tiedemann Advisors	Wealth Management Company	CFO and Managing Director

Martha Notaras	Brewer Lane Ventures	Venture capital focused on Insurtech and Fintech	General Partner

	Cowbell Cyber	AI-driven cyber insurance platform	Board Member

	Lynk	AI “knowledge as a service” platform	Board Member

	Cape Analytics	Geospatial imagery and property intelligence	Board Member

	Palomar Holdings Inc. (NASDAQ: PLMR)	Specialty property insurance	Board Member

	ATTOM Data Solutions	Nationwide property data provider	Board Member

Michael Berman	MB Capital Associates	Commercial real estate investment firm	Chief Executive Officer

	Brixmor Property Group Inc. (NYSE: BRX)	REIT operating a portfolio of shopping centers	Board Member and Audit Committee Chair

	Skyline Champion Corp. (NYSE: SKY)	Factory-built housing company	Board Member, Audit Committee Chair and Governance and Nominating Committee member

Jason H. Lee	Brilliant China	Developer, operator, and investment manager of logistics warehouses in China	Co-Chairperson

Other Conflicts of Interest

In addition, there are also other potential conflicts of interest:

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Our officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses, on the other hand. We do not intend to have any full-time employees prior to the completion of our initial business combination. Each of our executive officers and directors is engaged in several other business endeavors for which he is entitled to substantial compensation and has substantial time commitments, and our executive officers and directors are not obligated to contribute any specific number of hours per week to our affairs.

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Our initial shareholders hold Founder Shares and JGGC Private Placement Warrants. Our Sponsor and each member of our management team have entered into the Sponsor IPO Letter Agreement with us, pursuant to which they waived their redemption rights with respect to any Founder Shares and Public

Shares held by them in connection with the completion of our initial business combination. Additionally, our Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete our initial business combination within the prescribed time frame. If we do not complete our initial business combination within the prescribed time frame, the JGGC Private Placement Warrants will expire worthless. Except as described herein, our Sponsor and our directors and executive officers have agreed not to transfer, assign or sell any of their Founder Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of our Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property. In addition, our Sponsor has agreed, subject to exceptions, not to transfer any unvested Founder Shares prior to the date such securities become vested. Except as described herein, the JGGC Private Placement Warrants will not be transferable until 30 days following the completion of our initial business combination. Because each of our executive officers and director nominees will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

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Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to our initial business combination.

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We are not prohibited from pursuing an initial business combination with a company that is affiliated with our Sponsor, officers or directors. In the event we seek to complete our initial business combination with a company that is affiliated with our Sponsor or any of our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions that such initial business combination is fair to our company from a financial point of view. We are not required to obtain such an opinion in any other context.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor.

In the event that we submit our initial business combination to our Public Shareholders for a vote, our Sponsor, and each member of our management team have agreed to vote their Founder Shares and Public Shares in favor of our initial business combination.

JGGC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the financial statements and related notes of JGGC, included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

JGGC is a blank check exempted company incorporated in the Cayman Islands on March 31, 2021 formed for the purpose of effecting a merger, capital stock or share exchange, asset acquisition, stock or share purchase, reorganization or similar business combination with one or more businesses, which we refer to as JGGC’s initial business combination.

JGGC expects to incur significant costs in the pursuit the initial business combination. JGGC cannot assure you that its plans to complete the business combination will be successful.

Recent Developments

Entry into Business Combination Agreement

On March 2, 2023, the Business Combination Agreement was entered into by and among JGGC, New PubCo, Exchange Sub, and GLAAM. Pursuant to the Business Combination Agreement, the parties therein have agreed that, on the terms and subject to the conditions set forth therein, at the Closing, pursuant to which, among other things, (i) JGGC shall be merged with and into New PubCo, with New PubCo continuing as the surviving company and, subsequently, (ii) New PubCo shall issue a number of New PubCo Ordinary Shares equal to the Aggregate Share Swap Consideration to Exchange Sub and, in exchange therefor, Exchange Sub shall issue a non-interest bearing note (in a form that is reasonably acceptable to the parties) to New PubCo pursuant to which Exchange Sub shall promise to repay to New PubCo the value of the Aggregate Share Swap Consideration so transferred, and (iii) all GLAAM Shareholders will transfer their respective GLAAM Common Shares to Exchange Sub in exchange for their respective portion of the Aggregate Share Swap Consideration in the Share Swap.

Results of Operations

JGGC has neither engaged in any operations nor generated any revenues to date. All activities to date relate JGGC’s formation and the IPO, and since then, to the search for a prospective target for an initial business combination. JGGC will not generate any operating revenues until after completion of its initial business combination, at the earliest. JGGC may generate non-operating income in the form of interest income on cash and cash equivalents.

For the year ended December 31, 2022, JGGC had a loss from operations of $[●], all consisting of general and administrative expenses, offset by a change in fair value of derivative warrant liabilities of $[●], gains on marketable securities (net), dividends and interest, held in the Trust Account of $[●], loss on transaction costs allocation to derivative warrant liabilities of $[●], resulting in a net income of $[●] for the year ended December 31, 2022.

For the period from March 31, 2021 (inception) through December 31, 2021, JGGC had a net loss of $39,954, all consisting of formation costs of $33,333 and general and administrative expenses costs of $6,621.

Liquidity, Capital Resources and Going Concern

As of December 31, 2022, JGGC had cash of $[●] outside of the Trust Account. JGGC intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel and structure, negotiate and complete an initial business combination.

JGGC’s liquidity needs have been satisfied prior to the completion of the IPO through (i) $25,000 paid by the initial shareholders to cover certain offering costs in exchange for the issuance of the Founder Shares to the initial shareholders and (ii) the receipt of loans of up to $300,000 by the Sponsor under an unsecured amended and restated promissory note. JGGC borrowed approximately $250,000 under the amended and restated promissory note with the Sponsor. The outstanding note was repaid upon the closing of the IPO out of the offering proceeds and such note is no longer available to be drawn.

Upon the closing of the IPO and the private placement on February 15, 2022, $234,600,000 of the net proceeds of the sale of the JGGC Units in the IPO and the sale of the JGGC Private Placement Warrants were placed in the Trust Account. JGGC intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, if any, (less taxes payable [and deferred underwriting commissions]), to complete its initial business combination. JGGC may withdraw interest income (if any) to pay taxes, if any. JGGC’s annual tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account. JGGC expects the interest income earned on the amount in the Trust Account (if any) will be sufficient to pay its taxes. To the extent that JGGC’s equity or debt is used, in whole or in part, as consideration to complete the initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue growth strategies.

Prior to the completion of the initial business combination, JGGC will have available the $640,582 of proceeds held outside the Trust Account, as well as certain funds from loans from the Sponsor or its affiliates or members of JGGC’s management team. JGGC will use these funds to primarily identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

JGGC does not believe it will need to raise additional funds following the IPO in order to meet the expenditures required for operating its business prior to the initial business combination, other than funds available from loans from the Sponsor or its affiliates or members of JGGC’s management team. However, if the estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, JGGC may have insufficient funds available to operate its business prior to the initial business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of the officers and directors may, but are not obligated to, loan JGGC funds as may be required. If JGGC completes its initial business combination, JGGC may repay such loaned amounts out of the proceeds of the Trust Account released to it. In the event that the initial business combination does not close, JGGC may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the JGGC Private Placement Warrants. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of the initial business combination, JGGC does not expect to seek loans from parties other than the Sponsor or its affiliates or JGGC’s management team as JGGC does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Moreover, JGGC may need to obtain additional financing to complete its initial business combination, either because the transaction requires more cash than is available from the proceeds held in the Trust Account, or because JGGC becomes obligated to redeem a significant number of Public Shares upon completion of the business combination, in which case JGGC may issue additional securities or incur debt in connection with such business combination. If JGGC has not consummated the initial business combination within the required time period because it does not have sufficient funds available, JGGC will be forced to cease operations and liquidate the Trust Account.

Off-Balance Sheet Arrangements

As of December 31, 2022, and December 31, 2021, JGGC did not have any off-balance sheet arrangement as defined in Item 303(a)(4)(ii) of Regulation S-K.

Contractual Obligations

Administrative Services Agreement

Commencing on February 10, 2022 JGGC agreed to pay the Sponsor or an affiliate of the Sponsor a total of $10,000 per month for office space, secretarial and administrative services, research and other services provided to JGGC and to reimburse the Sponsor for any out-of-pocket expenses related to identifying, investigating and completing an initial business combination. Upon completion of the initial business combination or liquidation, JGGC will cease paying these monthly fees. For the year ended December 31, 2022 and the period from March 31, 2021 (inception) through December 31, JGGC incurred and paid $[●] and $0, respectively, for these services.

Registration Rights

The holders of the Founder Shares, JGGC Private Placement Warrants and any warrants that may be issued upon conversion of working capital loans (and any JGGC Class A Ordinary Shares issuable upon the exercise of the JGGC Private Placement Warrants and warrants that may be issued upon conversion of working capital loans) are to registration rights pursuant to a registration and shareholder rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. JGGC will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

JGGC granted the underwriters a 45-day option from the final prospectus relating to the IPO to purchase up to 3,000,000 additional JGGC Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions. On February 11, 2022, the underwriters fully exercised the over-allotment option.

JGGC granted the underwriters a discount of $0.20 per Unit, $4,600,000 in the aggregate. An additional fee of $0.35 per Unit, or approximately $8,050,000 in the aggregate would be payable to the underwriters for deferred underwriting commissions. Each of the underwriters in our IPO waived its deferred underwriting discount in the aggregate amount of $8,050,000, such that we now do not expect to pay any deferred underwriting fees in connection with closing of our initial business combination. On February 24, 2023 and March 21, 2023, JGGC received a formal letter from Barclays Capital Inc. and Citigroup Global Markets Inc., respectively, formally waiving any entitlement to its respective portion of the deferred underwriting discount. The deferred underwriting fee was agreed between JGGC, Barclays Capital Inc. and Citigroup Global Markets Inc. in the IPO underwriting agreement signed by the parties on February 10, 2021 and was earned in full upon completion of the IPO but the payment of deferred underwriting fees was conditioned upon closing of JGGC’s business combination such that the waivers were given by Barclays Capital Inc. and Citigroup Global Markets Inc. on a gratuitous basis without any consideration to Barclays Capital Inc. and Citigroup Global Markets Inc. from JGGC. Aside from general dialogue between representatives of JGGC, Barclays Capital Inc. and Citigroup Global Markets Inc. (and other investment banking professionals) about sourcing targets and broader SPAC market conditions in the ordinary course, subsequent to JGGC’s IPO, Barclays Capital Inc. and Citigroup Global Markets Inc. have had no involvement in the proposed business combination with GLAAM (other than periodically discussing broader market conditions with representatives of JGGC in the ordinary course), and Barclays Capital Inc. and Citigroup Global Markets Inc. were not retained in any role after JGGC’s IPO. In particular, Barclays Capital Inc. and Citigroup Global Markets Inc. did not assist in (i) procuring GLAAM as a target business, (ii) developing any financial models or other target evaluation materials while JGGC was pursuing a business combination with GLAAM, (iii) marketing the transaction, (iv) preparation or review of this proxy statement / prospectus or any of its underlying disclosure, or (v) any other role in the business combination. Due to the lack of any role by Barclays Capital Inc. and Citigroup Global Markets Inc. in the proposed business combination, JGGC obtained the waiver from Barclays Capital Inc. and Citigroup Global Markets Inc.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and expenses during the reporting period. Actual results could materially differ from those estimates.

JGGC has identified the following as its critical accounting policies:

JGGC Class A Ordinary Shares Subject to Possible Redemption

JGGC accounts for JGGC Class A Ordinary Shares subject to possible redemption in accordance with the guidance in Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480. JGGC Class A Ordinary Shares subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. JGGC Class A Ordinary Shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the JGGC Class A Ordinary Shares subject to possible redemption are presented as temporary equity, outside of the shareholders’ deficit section of our balance sheet.

Net Income or Loss per Share

Net income (loss) per ordinary share is computed by dividing net income (loss) applicable to shareholders by the weighted average number of ordinary shares outstanding during the period, plus, to the extent dilutive, the incremental number of shares of ordinary shares to settle warrants, as calculated using the treasury shares method. For the year ended December 31, 2022, the inclusion of the securities and other contracts that could potentially be exercised or converted into ordinary shares and then share in the earnings of the JGGC, is contingent on a future event. For the period from March 31, 2021 (inception) through December 31, 2021 JGGC did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of JGGC. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.

JGGC has two classes of shares, which are referred to as JGGC Class A Ordinary Shares and JGGC Class B Ordinary Shares. Income (losses) are shared pro rata between the two classes of shares on the assumption that the consummation of the initial business combination is the most likely outcome. Accretion associated with the redeemable shares of JGGC Class A Ordinary Shares is excluded from income (loss) per share as the redemption value approximates fair value.

Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including JGGC’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 under the Exchange Act, JGGC’s Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon their evaluation, JGGC’s Chief Executive Officer and Chief Financial Officer concluded that JGGC’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Changes in Internal Control over Financial Reporting

There were no changes in JGGC’s internal controls over financial reporting identified in management’s evaluation during the fiscal year ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, JGGC’s internal control over financial reporting.

BUSINESS OF GLAAM

Unless otherwise indicated or the context otherwise requires, references in this section to the company, “we,” “us,” “our” and other similar terms refer to GLAAM prior to the business combination.

GLAAM is the exclusive developer and manufacturer of an innovative architectural media glass product called G-Glass. G-Glass is the world’s first IT-enabled construction material capable of transforming buildings into extraordinary digital media devices. Our G-Glass technology combines architectural glass with customizable, large-scale light-emitting diode (“LED”) digital media display capabilities, delivering architectural durability, near full transparency and sophisticated media capabilities. Utilized in diverse applications from handrails to complete glass building facades, G-Glass delivers a paradigm shift in the Digital Out of Home (“DOOH”) media market, providing entirely new revenue models for vertical real estate. With over 460 architectural installations worldwide, we believe we are the market leader in fully transparent media facade capabilities.

We are a vertically integrated manufacturer controlling almost every aspect of product manufacturing and assembly, including assembling the media glass laminates, manufacturing the aluminium frame, developing the electronics, operating the software and delivering and installing the product. Our ability to exert control over the various stages of design, manufacturing and development of our products enables us to deliver an unparalleled level of quality and service to our customers, who include prestigious automotive brands, commercial retailers, hospitals, major sporting institutions, members of the music industry (as filming backdrops), film production companies, transportation hubs and telecommunications companies.

Our rapid expansion and innovative G-Glass technology have translated into an increasing international presence. We are a global company with headquarters in South Korea and offices in the United States, the United Kingdom, Japan and China (including Hong Kong Special Administrative Region (“Hong Kong”)). In 2021 and 2022, we generated $9.0 million and [●] million in revenue, respectively.

History

Our Company was founded in 2005 in Seoul, South Korea. Its registered office and factory are located at 298-42 Chung-buk Chungang-ro Chung-buk, Pyeong-taek, Gyounggi, Republic of Korea. The following table shows major events in our history:

Calendar Year	Event
2005	Founded in Seoul, South Korea

2007	Completed manufacturing facilities and commenced operations

2007-2014	Improved core product and grew small to medium reference sites

2014	Formed Chinese joint venture Brillshow

2016-2017	Opened overseas offices in the United States, United Kingdom, Japan and Hong Kong

2017	Installed a 12,000 square foot media facade at COEX Expo Center Seoul’s Gangnam business district

2018	Completed of manufacturing facility located in Tianjin, China

2018	Delivered several large media glass implementations to the Pyeongchang Winter Olympics

2019	Completed full set of international certifications

2021	First Launched Pier 17 Howard Hughes installation in New York, United States

2022	Announced strategic partnership with LG Electronics of South Korea for very large scale projects integrating facades and other digital screens

2022	Installed 43,000 square foot media facade at the View Hospital in Doha, Qatar

2023	Entered into a binding Business Combination Agreement for its contemplated merger with Jaguar Global Growth Corporation I (NASDAQ:JGGC), resulting in GLAAM becoming a publicly traded company on NASDAQ

Awards

G-Glass’ design and architecture has been recognized through various globally renowned awards, including being awarded the best new practical technology by the President’s Office in South Korea and being named the best new technology at the Event Technology Awards in the United Kingdom. The below figure gives a sampling of the awards we have won.

Competitive Strengths

G-Glass is Fully Customizable

Architectural media glass projects require a very high degree of customization. A facade may need different sizes of glass, glass coatings, frit patterns (glass printed with ink that contains microscopic particles of ground-up glass), toughened or heat-soaked glass, specialist glass types, different glass thicknesses and/or double or triple glazing. Developing the flexibility to deliver all these modifications is complex and requires a specialized production line. We have spent the last decade building these capabilities and integrating them seamlessly into our manufacturing process. This means that we have become a one-stop shop not only for a customer’s media glass requirement but also for all their glass requirements. We also employ highly proficient facade engineers that understand the detail of glass façade projects and can consult with customers to meet, and sometimes exceed, their glass requirements. The combination of an integrated glass customization process and specialist facade engineering knowledge places us at a significant competitive advantage in bidding for projects.

Architectural Durability

Architectural projects require durable materials in order to withstand extreme weather conditions and normal wear and tear over time. Third generation media facade products currently on the market are ordinary electronic products and have typical life span of two to five years. Much of the technical innovation of GLAAM solutions is our ability to deliver an architectural level durable electronic product that meets real estate developers’ needs for products life span of at least 30-40 years. In order to achieve this durability, we use high-quality LEDs that are rated to withstand daily use of a minimum of eight hours a day for more than 35 years and are built to the rigorous standards of construction materials. Our product is comprised of LED-embedded glass components that function just like architectural glass and have full architectural life span. The electronic component is composed of drivers and other such innately less-durable components and these are housed in the aluminum mullion frame around our G-Glass and can be easily accessed by opening a cover panel, making them easily accessible for maintenance or replacement. As a result, our product design leads to a highly architecturally durable electronic glass product that is easy to maintain and has a low rate of failure.

Full Transparency

Nearly all of the currently available media glass technology on the market is partly opaque, limiting its ability to be installed in locations and building facades that require full transparency. As most building facades cannot be obstructed by bar or mesh media systems, there is a much larger market opportunity for transparent products. Our G-Glass product is more than 99% transparent and can be implemented on virtually any glass facade, vastly increasing the vertical real estate space available for media display. We provide our products to a wide range of applications ranging from new constructions to replacements, refurbishments, upgrades of existing architectural glass facades and over existing facades. In addition, our media glass is used as a transparent media surface for interior real estate, for example, behind existing windows, as separate wall dividers, safety guards and bus shelters, among other applications.

Sophisticated Media Capability

When built into a facade, G-Glass effectively has the same capabilities as any computer monitor. This means that any application or service you can imagine on your personal computer (“PC”) can be run on the facade. However, due to the sheer size and scale of a typical architectural facade that houses G-Glass, appropriate content and applications need to be chosen that work in that particular setting. Importantly, however, this content can easily be monetizable and provide additional revenue streams to vertical real estate space.

Our G-Glass technology is able to generate revenue from several different applications, such as:

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Content Services: Advertising currently provides most of the content played on large external media screens, but so much more is possible. Outdoor cinema, dynamic art displays, building or city information, and public service content are just a few of the applications in which G-Glass can be utilized to generate revenue.

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Interactive Services: This could be as simple as changing colors of a building as people walk in front of it, or could be more complex such as imitating a pool of water and as people walk in front of the building it drops water into the pool. G-Glass’ capabilities also include architectural gaming, allowing people to play with each other on the side of a building, creating groups that gravitate around to observe these games. These types of services interest and excite people and add to greater community in an area that benefits all the commercial outlets in the vicinity.

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Broadcasting Services: If appropriate broadcast rights are negotiated, a building could be used to broadcast a football game or other sporting match. The building itself would provide a giant screen for people to watch the action together. Similarly, institutions such as art galleries, theatres or museums could broadcast activities inside the institution on the outside of the building, extending their reach into the community.

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Messaging Services: Building facades could be used for public address in the event of an emergency integrating with citywide notification systems. They can also be used for more localised messaging such as reporting on local traffic conditions or the occupancy status of local car parks.

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Apps: There is endless potential for architectural apps that could broadcast content through a G-Glass display. There are the obvious ones like a clock, the weather forecast and air quality information but so many others are possible, such as a smartphone app that generates a personalized message, a picture or other content when you walk past the building. Buildings could be creative, allowing for paid-for wedding propositions or a bidding system for different types of content to appear on the building.

Vertical Integration

Our vertical integration and local sourcing of components keep our cost of production low, delivering a substantial gross margin. With little competition in the market driving commoditization and economies of scale in production as we grow, we predict that our gross margin will improve over time. Current revenue accounts for only 12% of total production capacity, by revenue, of our manufacturing facilities, allowing for significant market growth without the need for additional CAPEX investment. Our two production facilities have a total output capacity of over $440 million of product revenue per year.

Our products are manufactured in our state-of-the-art facility covering over 43,000 square feet, located in Pyeongtaek, Korea, which has a production capacity of over 700,000 square feet of G-Glass per year. If we resume manufacturing at our non-operational Tianjin, China facility, the potential aggregate production capacity of our two manufacturing facilities will be 1.4 million square feet of G-Glass per year.

Barriers to Entry

The architectural digital media market is very difficult to break into due in part to the customary requirement for a significant number of reference sites. We have penetrated this market by creating small projects and gradually working towards bigger and bigger installations of our technology. Twelve years following our initial launch we now have a significant number of reference sites. Our installations range from smaller installations all the way up to 43,000 square foot installations. We believe our reputation as a trusted partner for even bigger implementations is increasing, as evidenced by our recent discussion regarding for a confidential 140,000 square foot hotel façade implementation in Las Vegas, Nevada, for example.

Our manufacturing machinery and production line is almost entirely proprietary and self-developed. We have the world’s largest proprietary super-precision laser etching and surface-mount technology machine. We offer a complete in-house solution, including G-Glass, framing, driver, controller, software, media contents, installation, repair and accessory parts. We have developed over 30 proprietary raw materials used in our manufacturing, including unique resin and LEDs from global suppliers.

Our technology is covered by over 20 patents, five of which are fundamental patents essential for G-Glass production. To date we have completed hundreds of projects worldwide and invested over $185 million in research and development, production facilities and marketing.

We have a full set of international certifications that cover our media glass, including glass safety, glass construction, fire safety and electronics certifications across the European, North American and South Korean markets. These include Conformité Européenne (“CE”), Europäische Norm (”EN”), China Compulsory Certificate, and Korea Certification (“KC”) certifications and this breadth allows us to deliver product into every international market.

We believe that our high production capacity, proprietary technology, deep experience and numerous installations provide us with at least 10 years of market lead over new industry entrants.

Growth Strategies

Converting Current Pipeline

We currently have identified a significant amount of opportunities where we are conducting ongoing discussions with property owners, developers, architects and other potential customers. Of these opportunities, approximately 110 projects are in the proposal phase. Converting these pipelines diligently and efficiently will drive our company’s initial growth over the next few years.

Developing Media and Services

Our media glass products form a firm foundation for strong growth over the next decade. However, we believe that value added services delivered through our media glass technology can generate significant additional monetary upside. We plan to continue to concentrate on developing media services and applications that can be used at architectural scale to transform urban environments. We believe that buildings can be transformed into giant media devices able to tell stories, deliver information, beautify the cityscape, advertise brands and interact directly with people on both a general and personal level. As the first entrant into this market at an architectural scale, we have an opportunity to become the market leader by firmly tying application platforms to our technology.

Innovation

Innovation and diversification of our product portfolio is a key component of our strategy. In addition to improvement of quality and technical performance, we are working to deliver new systems, including, for example, for the events market, road safety and sustainable media display. In particular, we are currently working on the integration of photovoltaic systems with our media glass with the intent of delivering media façades that are carbon neutral. This is in line with our strong commitment to sustainability, ethical sourcing of materials and ensuring that our systems move towards carbon neutrality.

Further Penetration of International Markets

We believe a key benefit of the business combination will be the ability to fully staff our regional sales and marketing offices in order to generate an actionable and diversified global pipeline. Based on our experience, $15 million of marketing spend would be expected to result in approximately $102 million of revenue.

Historically, most of our growth has been in South Korea, but, over the last two years, the United States and the United Kingdom offices have also installed scaled projects and their growth trajectories are robust. As part of our international strategy, our local offices have developed reseller networks in their regions which has extended our sales reach. In our Los Angeles location, our media glass technology is utilized by the film and music industry. We have been able to count some of the largest names in media production such as Netflix as recent customers. Our Los Angeles office is also seeing a growth trend in its recent pipeline towards larger installations and presented their first proposals for facades larger than 100,000 square feet. Our United Kingdom office recently completed a 43,000 square foot facade installation at View Hospital in Doha, Qatar, the Company’s largest installation to date. We believe that this will set the trend towards rapid growth in the Middle Eastern market.

Generating and Converting Global Pipeline

We use a multi-channel marketing approach that concentrates on informing all potential stakeholders for large construction projects about our products. This includes giving Continuing Professional Development (“CPD”) lunchtime seminars to architects, contacting developers directly via personal contacts or direct marketing, briefing main contractors at trade shows we attend, maintaining memberships with professional bodies in the construction and audio-visual markets, and an active social media presence. We have a robust reseller network that we support constructively with technical expertise, demonstration units and marketing materials.

Over the next two to three years, we plan to focus on both larger scale opportunities, such as Inspire Casino Resort in South Korea, the OverActive Media facility in Canada and NEOM City in Saudi Arabia as well as smaller projects. Our smaller projects have a shorter sales cycle and provide less volatility to our revenue stream, such as a media wall in Incheon Airport and a showroom for Porsche in the United Kingdom.

Maximizing Digital Content Delivery Opportunities

We plan to expand our Glass as a Service (“GaaS”) offering globally. GaaS is a method of cost sharing capital expenditures with the customer, together with an agreement to maintain the installation, in exchange for a license covering the use of the media glass by third parties. Under these arrangements, we would typically retain

80% of the media and advertising revenue that the installation generates, thereby creating a “win-win” solution where the customer reduces its upfront cost and retains the upside potential while we increase our margins through GaaS, monetizing the installations over 30 years.

Implementations over 200,000 square feet maximize our digital content delivery. These installations are landmark installations and the content cost or advertising spend can be in excess of $10,000 per day. If we are able to acquire multiple sites in capital cities across the world, the opportunities for a brand looking to gain awareness for global product releases would be substantial. This requires that we continue our transformation into a platform product with the content and software becoming as important as the media glass product.

Partnership with Jaguar

The Jaguar team has a 25-year history of investing and building companies in multiple compelling growth markets globally. The Jaguar team has created substantial enterprise value in companies in which it has invested. Over the past 30 plus years, Jaguar’s leadership and associates have established relationships with a number of corporate and institutional leaders and prominent individuals, many of which have the potential to become GLAAM clients and partners.

The business combination represents an extension and application of Jaguar’s reputation and relationships. We expect this strategic partnership to propel GLAAM’s growth via decision-maker relationships catalyzing both prominent and scalable installation opportunities. We plan to leverage Jaguar’s unparalleled network and global reach in combination with GLAAM’s proven technology edge, mass production capability, and unique, game-changing product. We expect this powerful combination to usher in an exciting new chapter of growth for GLAAM as a public company.

Product

In developing our G-Glass technology, we set out early to solve three fundamental flaws that we have observed in many of the media facade products currently in the market:

1.	Transparency: Blockage of line of sight or opacity of the product, which limited the utility of such products;

2.	Durability: The bar and mesh products were primarily electronic products and did not have the durability necessary for long term architectural usage leading to high maintenance costs.

3.	Cost: All the systems available at the time were an addition to the building facade adding an extra level of complexity and cost.

The concept for our product was very simple: create a media display system that has architectural durability and nearly complete transparency that can be used as the building envelope. We wanted to remove the need for a secondary system. G-Glass has all of these characteristics and can be modified with specialist glass, glass coatings, double glazing, different glass thicknesses and sizes. This is vital in the construction industry as most projects are highly bespoke. To our knowledge we are the only manufacturer that can deliver a transparent glass media system to such a high degree of specialization and at significant scale.

Product Structure

Our core media glass product, G-Glass, is laminated glass with embedded LEDs mounted inside the glass and driven by electronics hidden inside the mullion frames around the media glass panes. The composition of our media glass products is a base glass coated in a transparent conductive layer into which we laser-etch circuitry. High-quality, long-life LEDs are attached to this circuitry using a metallic adhesive. A cover glass is then placed over the base glass using separators to protect the LEDs. Flexible printed circuit boards (“FPCBs”) are connected to the etched circuitry at the edges of the base glass. The gap between the base and cover glass is filled with a proprietary resin. The frame of the glass contains the LED drivers and each of these drivers are connected to the media glass via the FPCBs.

Drivers are connected in series into frames and each unit of media glass has at least one data and one power connection. Data connections run to a high-definition multimedia interface (“HDMI”) controller unit that has multiple channels connected to different media glass panels. One or more HDMI controllers take a single HDMI input from a PC or laptop running either proprietary or third-party LED screen management software.

The product can be delivered in multiple panel-sizes up to nine feet tall by four and a half feet wide dependent on LED pitch. The LED pitch defines the distance between individual LEDs and determines the resolution of the media glass. We currently deliver G-Glass with a pitch of 80 millimetres, 60 millimetres, 40 millimetres, 30 millimetres and 20 millimetres and can produce both color and monochrome versions of our media glass.

Architectural projects can require very idiosyncratic glass specifications which we are able to conform to our G-Glass technology. For example, we have delivered mirrored glass, low iron glass, heat treated or toughened glass, specialist no-reflective coatings, double glazing, various thicknesses of cover and base glass, and frit patterns.

Installation

Although from time to time we plan and manage the installation of our products at our customers’ venues, we also rely heavily on a third-party facade engineering company for the installation of our products for certain projects. Typically, there is a separate provider for the steel or aluminium curtain wall system to which our media glass panels attach. In those instances we can work with these providers to develop a combined facade system. “See “Risk Factors—Risk Factors Related to Our Industry and Company—We sometimes manage the installation of our products, which subjects us to risks and costs that may impact our profit margin.” and “—We sometimes rely on third-party contractors for the installation of our products, which subjects us to risks and costs that are out of our control.”

There are currently three different types of architectural installation that are possible:

•	New build: In this instance our media glass forms the external skin of the building attaching to the curtain wall system, which in turn is affixed to the concrete floor slabs.

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Internal: This tends to be a brown field solution where the customer is trying to add media functionality to an existing façade. In this instance, the media glass is affixed to the inside of an existing façade system.

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External rain facade: Another brown field solution that can be utilized on almost any existing facade. This is typically a secondary skin built over the existing facade. It’s often used where the existing facade is either old or unattractive and the owners want to enhance the appearance of the structure to make it more modern.

GLAAM project engineers are typically onsite to help with any problems during installation and to verify that the installation meets our expected standards.

Applications

Our G-Glass technology is flexible and G-Glass can be used for many different applications ranging from large architectural deployments to temporary event installations. Examples of the types of deployments we have delivered since launch include the following:

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Architectural facade: At over 43,000 square feet our View Hospital facade is our largest screen to date but it is just the latest in a long list of architectural facade implementations. These are typically the largest and most lucrative of our deployments.

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Bridge railing: In South Korea we have installed G-Glass on numerous bridge railing applications. Previously, bridges mainly used lighting to make it aesthetically pleasing at night. However, there is now increasing demand to use storytelling capable media. Use of typical traditional LED screens bestows media capability but is plagued with significant loss of aesthetic beauty and high maintenance costs. Use of G-Glass has proved to be a perfect solution for these kind of situations.

•	Handrails: Our handrail product has gained in popularity since its release with several deployments in South Korea for similar reasons behind our success with bridge railings.

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G-Tainer: One of our event solutions. A steel frame in the approximate size of a shipping container is used to mount our media glass. We can create multi-story temporary structures with these G-Tainers and they have been deployed at scale for events in both South Korea and the United Kingdom.

•	G-Wall: Another event implementation of our technology. A steel or aluminium frame allows us to mount one or more standard panels for both outdoor and indoor events.

•	Showroom application: Both BMW and Porsche have had active projects for showroom partitions with G-Glass. We believe showroom applications are a potential growth market.

•	Bus Shelter Applications: These have been implemented mostly in South Korea but involve using our media glass to either deliver wayfinding information or artistic imagery on the sides of bus shelters.

While these applications cover our recent deployments, we continue to innovate in this area and are looking to develop new uses for our technology.

Technology

Since 2011, we have pioneered a glass media display technology for architecture that has architectural durability, nearly complete transparency and is capable of rich media display. The technology contains many innovations in both the materials and machinery used in the production line. The technology embeds LEDs in an ultraviolet (“UV”) cured resin laminate with laser etched circuitry connecting the LEDs to FPCBs at the edge of the glass that are then connected to drivers in the frame of the glass.

Laser etching circuitry at such a large scale was a significant technical problem and for which we managed to inhouse develop specific machinery for the process. The resin in the laminate is also proprietary and developed in conjunction with Kömmerling Chemische Fabrik GmbH (“Kommerling”) to have the very specific characteristics of viscosity, transparency, durability and curing. Even the silver paste used to attach the LEDs to the fluorine-doped tin oxide glass is a proprietary compound specially designed to give uniform adhesion and connectivity without deterioration of the bond over time.

We use high performance LEDs from both Osram GmbH (“Osram”) and Nichia Corporation (“Nichia”) in our products. These LEDs are rated for over 100,000 hours of performance at full brightness giving us both the quality and durability we and our customers require for an architectural product.

Our LED drivers that power and control the individual LEDs that are mounted inside the G-Glass frame, are designed by us and are built to our or our customers specifications. These LED drivers are mounted inside the frame mullion that surround each G-Glass window pane and are easily serviced or replaced after the G-Glass windows are installed.

Our glass comes from internationally recognized and certified flat glass manufacturers such as Pilkington plc (“Pilkington”) and Saint-Gobain. In the aggregate, we have over 30 proprietary raw materials in use across our production line.

Our technology also includes our bespoke designed HDMI controllers, sub controller units and data receivers. We deliver our own mapping software that allows us to upload mapping files to the HDMI controllers allowing them to be configured for multiple orientations, size and pitches of glass. Our software development department has also created a proprietary LED screen media management system that allows us to choose architectural media from a large range of content, much of which has been specifically designed to play on an LED screen.

Patents

We currently have over 20 patents registered across several different countries including South Korea, the United States, China and Japan. Five of these are fundamental patents essential for G-Glass production. We also have another four patents pending in South Korea. Our patents cover both our technology and our manufacturing process.

Research and Development

Over the past 12 years, our research and development department has consistently created reliable products that meet and exceed customer expectations. Our product and technology roadmaps are carefully coordinated. In particular, our research and development team concentrates on the following areas:

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Components and materials: We have developed over 30 proprietary components, including our LED drivers, and materials, such as our specialized resin. We expect to continue to innovate in this area to ensure that our components and materials continue to improve in performance and longevity.

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Manufacturing: Almost our entire manufacturing process relies on our proprietary machinery and systems. In the future, we intend to increase our products maximum dimensions and accommodate additional functions, such as photovoltaic, electrochromic and audio.

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Products: To date we have been able to deliver a wide range of bespoke products with LED pitches between 20 and 80 millimetres in both monochrome and color. We concentrate on improving the brightness and ease of use of our current media glass products while also exploring different ways of implementing our base technology to meet evolving market needs.

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Software: We have developed software for the mapping of our controllers to different media glass configurations and an LED media display and content management system. We expect the market for architectural media to be substantial and strive for our business to become more media orientated over time. Software development is likely to be an increasingly significant focus of our research and development efforts in the future.

We intend to expand our research and development activities in the future to meet our aspirations of leading the architectural display market.

Certifications

We have obtained 28 separate certifications across the United States, European, Chinese, Japanese and South Korean markets. These include, amongst others, CE electricity safety certifications in Europe, CE electromagnetic EMC certifications in Europe, a KC electromagnetic compatibility certification in South Korea and FCC electromagnetic certifications in the United States. Our certifications cover all aspects of our media glass including fire safety, building material, electrical standards and production processes at our manufacturing plants. We monitor evolving regional regulations and take steps to cause our products comply with expected standards.

Manufacturing

Machines & Equipment

We own or lease a range of equipment including production line machinery, transportation, computers and plants. The machinery for the production line is proprietary and heavily modified to allow for the production of bespoke media glass products. It includes the following main components: cutting, laser etching, LED bonding, UV resin setting, glass hardening and double-glazing. In addition, there are testing rigs and a range of other stations that allow for bonding of FPCBs, resin pouring and aging.

Quality Control

We apply quality control in three main areas of production: raw materials, machinery and product. Our raw materials are tested under strict guidelines and international standards by our partners before being sent to us. Accordingly, we are assured of high quality upon arrival in the factory. Our production line machinery undergoes calibration testing at scheduled intervals to ensure that it is performing as expected and within known tolerances.

We source our raw materials from leading global manufacturers including KCC Corporation, Kommerling, Magnachip Semiconductor Corp (“Magnachip”) Nichia, Osram, Pilkington, and Schuco International KG. Most of our materials can be easily sourced locally in South Korea. For some important raw materials, we typically have at least two suppliers as a contingency so that any unexpected delay from on supplier does not stop our manufacturing.

Our products are all individually checked and tested before leaving the factory for a range of potential issues to promote the highest quality. In particular we check and test for:

•	Debonding of the laminate: the resin has not hardened uniformly causing delamination at points within the glass laminate.

•	Faulty LEDs: LEDs are either not working or working incorrectly (poor brightness or color performance).

•	Faulty bonding of LEDs: the LEDs are only partially bonded to the circuitry on the glass.

•	Bubbles in the resin: pockets of air in the hardened resin, especially around the LEDs.

•	Faulty bonding of FPCBs: the FPCBs are only partially bonded to the glass.

•	Faulty drivers: the drivers are not performing as expected leading to either failure of a part of the media glass panel or faulty brightness or performance of a section of the media panel.

•	Faulty receivers: a failure of the receiver causing poor performance of the whole media glass panel.

In addition, all cables and terminations are checked to ensure that they are securely connected with no cable or termination damage.

Warranty

We generally provide a basic five-year warranty for the glass part of our product and two year warranty for the electronic part of our product. This includes a provision of replacement parts and warranty services for our products. We also give customers an option to extend their warranties for a fee.

Costs incurred under our warranty liabilities consist primarily of repairs. We set aside a warranty reserve based on our historical experience and future expectations as to the rate and cost of claims under our warranties. We maintain warranty exchange inventories in regional hubs to meet our customers’ needs.

Capacity

We have one operational manufacturing facility in Pyeongtaek, South Korea (operational since 2012) and one currently non-operational manufacturing facility in Tianjin, China (operational from 2019 to 2020), which was closed as a result of Chinese COVID-19 regulations. Each facility has the capacity to produce 700,000 square feet of G-Glass per year. This allows us to rapidly produce large quantities of customizable product at high quality. In the year ended December 31, 2022, our glass production to fulfil demand from our customers amounted to approximately 12% of our facilities’ production capacities, indicating we have considerable room for sales and production growth without the need for concomitant capital investment.

Materials and Suppliers

Many of our raw materials are proprietary. We have worked with a range of suppliers to develop these materials such as our UV activated laminate resin which was specifically formulated for us through an experimental development process with our supplier. The suppliers for many of our critical components are considered “best-in-class” for their materials such as Pilkington for our glass or Osram and Nichia for our LEDs. We are in set contracts with our suppliers for terms of five to ten years. All material are rigorously tested to provide a very high quality final product able to meet the expectations of our customers for both durability and reliability.

Raw material prices have been generally quite stable during the past 10 years. Recently, however, disruptions in the global supply chain and war in Ukraine have driven up some of our raw material prices significantly. However, the proportion of our raw material cost in comparison to our selling price is quite low. As a result, these price increases have not made much of an impact on our margin structure. Going forward, we would expect that global supply chain stabilization and increasing production volume result in a decline in our raw material cost.

Insurance

We currently have property insurance coverage, including business interruption coverage, for our production facility in Pyeongtaek, South Korea for up to such amounts as we deem reasonable for our business. We also have insurance coverage for work-related injuries to our employees, damage during construction, damage to products and equipment during shipment, automobile accidents and bodily, as well as mandatory unemployment insurance for our workers and director and officer liability insurance. In addition, we maintain general and product liability, employment practice liability, and world-wide cargo insurance. Our subsidiaries also have insurance coverage for damage to office fixtures and equipment and life and disability insurance for their employees. All of our overseas subsidiaries also carry property insurance and commercial general liability insurance.

Competitive Landscape

Fourth Generation

We consider GLAAM to be the first and only provider of fourth generation architectural media glass. G-Glass’s combination of transparency, durability and media opportunity presents a new opportunity in the digital marketplace. As seen in the below image we see G-Glass as the natural progression of architectural lighting and media facade.

As illustrated above, we consider the first generation of architectural lighting to be the scenic lighting that has lit buildings for centuries in order to better display architecture at night. This first generation of architectural lighting is historic scenic lighting. In the 1940s, second generation architectural lighting began to take shape as neon lighting could start to tell crude stories using pictograms. As a result, lights could now run advertisements, light up to consumers the name of a building or brand, or simply highlight aspects of structures. The third generation of architectural lighting began in the 1990s. Starting in the 1990s the world started to see LED bar and mesh products form the first true media facades. Compared to the second generation, video became possible and designers or architects could begin to tell more complex stories. However, third generation architectural lighting still has many drawbacks. Due to the metal or plastic matrix obscuring the line of sight, these solutions were then and are still today limited in their areas of deployment and only a very limited number of locations can use third generation lighting. Additionally, because third generation is not transparent, those behind the display cannot see beyond the LEDs. GLAAM media glass is a true fourth generation product. Being almost fully transparent, it can be implemented anywhere normal architectural glass can be implemented. It does not impact the aesthetic beauty of an architect’s design and it does not block the line of sight from inside the building. Combining this with sophisticated media capability and full architectural durability, G-Glass is revolutionary.

Competitors

Due to the capital-intensive nature of the architectural media glass industry and the high production volume required to achieve economies of scale, the international market for architectural glass media installations are characterized by significant barriers to entry, curtailing major competitors from entering the market.

We estimate it would take any competitor five to six years to develop a process and machinery, three years to obtain the necessary certifications, and five to six years to build reference sites. This totals an aggregate of

15 years to go to market. We largely attribute our success to our ability to produce our novel G-Glass technology in-house, with a mix of proprietary raw materials and raw materials sourced by third parties. The majority of our key raw materials are internally developed and unavailable in the market. Additionally, we have completed over 460 projects, three of which are SLAM projects in the United States and EMEA. Potential competitors would also have to compete against our global distribution and reference network.

Our employees have extensive training, knowledge and experience at manufacturing high specification products. We believe the vertically integrated nature of our operations means there are high barriers to successfully entering our markets and competing with us on price, quality and versatility. In addition, the equipment, research and development expenses needed to operate in the architectural media glass industry are expensive, therefore requiring significant upfront capital investment. As of December 31, 2022, we have invested over $185 million into research and development as well as machinery and manufacturing capabilities, and any emerging competitor would likely need to do the same.

We believe we are the only company to successfully commercialize and mass-produce a construction material that integrates LEDs into glass panels. Other companies that have endeavoured to commercialize similar products include:

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Glas-Platz GmbH & Co’s Power Glass, a German manufacturer to our knowledge, who is only able to produce a very small limited quantity of product and unable to deliver large volume and unable to fulfil diverse customization requirement required by the clients; and

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AGC Glass Europe’s Glassiled, a European arm of a global glass manufacturer which has been largely inactive during the past few years and has less than handful of actual commercial or installation references.

We have also faced a new class of competitors using LED films, including LG Electronics (“LGE”). LED films, however, have critical disadvantages such as limited durability, hazy transparency, sub-standard aesthetic finish and an inability to customize size stemming from inherent technological limits from LED film technology. These are all critical in the architectural market.

As a result, we believe that there is no other existing LED technology with comparable durability, scalability or mass-production capability competing with G-Glass in the architectural media glass market. We are also not aware of any other architectural media glass competitor that has a comparable commercial history, proven architectural durability, significant installation references and meaningful manufacturing production capacity and technology.

Market Size, Marketing and Sales

Market Size and Market Strategy

We continue to expand on our existing South Korean foundation by strategically expanding our sales efforts globally in both developing and developed markets. We are an established company with a proven, innovative product and strong market acceptance, having made hundreds of completed installations across multiple continents. Global demand for architectural glass is 128 billion square feet per year. Assuming we are able to penetrate 0.1% of that area, our total addressable market would be $24 billion. Furthermore, the DOOH content delivery market has a current estimated market value of $20 billion and is expected to grow at 12% per annum despite being relatively new to the technological landscape. We expect that the emergence of a more architecturally appealing solution, like G-Glass, will accelerate and expand the growth of this market.

We are targeting the largest DOOH markets in Asia, the Americas and EMEA through a robust regional sales and marketing efforts. Our efforts have shown us that each market costs roughly $2 million to penetrate, but we estimate that each market will generate $10 million annually fairly quickly. As part of our international strategy, we built overseas sales channels through several affiliated entities: G-Smatt America, G-GMATT Japan, G-SMATT Hong Kong, G-SMATT Europe and G-SMATT Tech. We also have overseas joint ventures to expand our smart glass business, including with Brillshow to expand into the Chinese market.

Our sales strategy also allows us to capitalize on advertising revenue. For each new installation, GLAAM will offer to split the upfront capital expenditures or installation costs with the customer, and agree to maintain the installed G-Glass. In return, GLAAM will license the use of the G-Glass to third parties and retain 80% of the media and advertising revenue the installation generates.

Sales Cycle

The sales cycles of our SLAM projects are an average of four to five years. The bid process of these large-scale project takes approximately 6 months to one year, which is followed by a design and sales quotation phase of two to three years. The construction phase can then take anywhere from two to three years, including the installation of G-Glass at our customers’ venues. This timeline is subject to a variety of factors such as delays in construction schedules, reallocation of budgets and project modifications. While SLAM projects are lucrative and represent the most impressive implementations of our technology, we do not rely wholly upon these projects to drive revenue. See “Risk Factors—Risk Factors Related to Our Industry and Company—Our sales cycle for large projects is protracted, which makes our annual revenue and other financial metrics hard to predict.”

Our smaller projects, such as hand rails, bus stops, bridges, G-Tainers and media walls, have shorter sales cycles that typically range from three months to one year from the time of the initial order to the completion of the installation of our products. The timelines for these smaller projects are also subject to a number of factors such as government policy changes, reallocation of budgets and typical construction delays.

Our sales cycles may also be subject to seasonality, depending on the sector. The small-scale architectural sector tends to be quieter during the winter season because the colder weather conditions often hinder active construction work. Our domestic government sales have been weaker in the first quarter tends as most government budgets are typically spent in the fourth quarter. In general, our sales have been slower in the first half of the year and busier in the second half. However, we believe that this could change over time as our geographic footprint, customer base, product line-up and services expand.

Geographic Distribution

We are establishing a leading reputation in the domestic South Korean and international construction and DOOH markets by providing high value and impact-resistant architectural media glass products. We have ongoing or completed projects across three continents and eight countries. Our G-Glass is certified in compliance with South Korean regulations and has been registered as an “Excellent Product” by the Public Procurement Service of Korea since 2020, allowing us to enter into contracts with government agencies without participating in public tendering procedures. See “Risk Factors—Risk Factors Related to Our Industry and Company—Our Excellent Product designation of G-Glass by the Public Procurement Service of Korea expires in March 31, 2025, which may materially adversely affect our domestic government sales.”

Since our inception, the majority of our sales to date have been concentrated mainly in South Korea and surrounding Asian countries, including China and Japan. Sales in APAC comprised 49.5% of our revenue in the year ended December 31, 2022. However, we have now started to meaningfully break into the United States and Middle East markets. With increasing marketing spend in 2023, we intend to continue to grow our sales organically in other geographical jurisdictions in an effort to expand our global footprint.

Geographic Market	Revenue 2022	% of Total Revenue 2022	Revenue 2021	% of Total Revenue 2021
APAC	9.9	49.5%	7.8	82.4%
EMEA	6.7	33.4%	0.7	7.7%
North America	3.4	17.2%	0.9	9.9%

Total	20.1	100%	9.4	100%

Group Structure

We are incorporated and domiciled in the Republic of Korea. Our registered office and manufacturing facility are located at 298-42 Chung-buk Chungang-ro Chung-buk, Pyeong-taek, Gyounggi, Republic of Korea.

The following table lists our subsidiaries and associates, or entities over which we have influence but do not possess control or joint control.

Subsidiary	Jurisdiction of Formation	Percent Owned
Brillshow Limited	China	33.0%
G-SMATT Japan Co., Ltd	Japan	40.16%(*)
G-SMATT Hong Kong, Ltd.	Hong Kong	27.40%(*)

(*)	Including the shares of G-Frame Co., Ltd. which is 100% owned by GLAAM.

Our corporate structure is comprised of the following consolidated subsidiaries that are either wholly owned or majority-owned.

Subsidiary	Jurisdiction of Formation	Percent Owned
G-SMATT Europe Media Limited	United Kingdom	76.6%
GLAAM America	United States	55.4%(*)
G-SMATT Tech Co. Ltd.	China	100%

(*)	Including the shares of G-Frame Co., Ltd. which is 100% owned by GLAAM.

Distribution Agreements

On July 31, 2015, GLAAM granted exclusive distribution rights for GLAAM’s products for 10 years to G-SMATT Global (“G-SMATT Global”), a former related party of GLAAM. Per the agreement, if G-SMATT Global sub licenses exclusive territorial this distribution rights to another party, GLAAM is entitled to receive 50% of the consideration received from such other party for sub-licensing the exclusive territorial distribution rights.

On March 7, 2019, the aforementioned agreement between GLAAM and G-SMATT Global was amended so that GLAAM can also distribute GLAAM’s products. As a result, GLAAM acquired 50% of the consideration received from G-SMATT Global in connection with the original agreement made in 2015 for this exclusive territorial distribution right as intangible assets.

G-Smatt America

On June 15, 2016, G-SMATT Global, a former related party of GLAAM, and G-Smatt America entered into an exclusive distribution and license agreement with a ten-year term covering the United States and Canada. Per the agreement, in consideration for the exclusive territorial distribution rights and license, G-Smatt America paid a one-time, non-refundable royalty fee, of which 50% of the consideration by G-SMATT Global for sub-licensing the exclusive territorial distribution right to another party must be paid to GLAAM. Accordingly, 50% of the consideration received from G-Smatt America was paid to GLAAM by G-SMATT Global after finalizing the exclusive territorial distribution contract with G-Smatt America.

G-SMATT Europe

On March 27, 2017, G-SMATT Global and G-SMATT Europe entered into exclusive distribution and license agreements for an initial term of 10 years covering Europe. The payment for the exclusive territorial distribution rights and license granted, is being amortized using the straight-line method over a useful life of 10 years. As in the case when the exclusive territorial distribution contract made with G-Smatt America, 50% of the consideration received from G-SMATT Europe was paid by G-SMATT Global to GLAAM, accordingly.

Regulation

We are subject to extensive and varied federal, state and local government regulation in the jurisdictions in which we operate, including laws and regulations relating to zoning and density, building design and safety, fire, hurricane and floods, construction, and similar matters. In particular, the market for G-Glass depends in large part on our ability to satisfy state and local building codes. Additionally, some jurisdictions in which we operate require that installation of doors and windows be approved by the competent authorities that grant distribution licenses. We have invested significantly in our quality assurance department in order to maintain rigorous oversight over the production process to ensure the consistent production of high-quality products that comply with local regulation. We have been certified in compliance with rigorous safety standards, as described in more detail in the section titled “—Certifications.”

We are also typically subject to laws and regulations related to light pollution and city beautification. The laws and regulations vary widely between countries, cities and even within different zones in a city. As our product tends not to create light pollution we are generally in compliance with these policies.

If our product is to be used for outdoor advertising, we are subject to laws and regulations related to outdoor advertising. Outdoor advertising laws and regulations tend to be strict in developed countries. These laws and regulations vary widely between countries, cities and even within different zones in a city. There are also many countries, cities and zones which promote outdoor advertising to boost the local economy.

We are subject to laws and regulations relating to our relationships with our employees, public health and safety and fire codes. Although our business and facilities are subject to federal, state and local environmental regulation, environmental regulation does not have a material impact on our operations.

Compensation

We have not extended any loans or credit to any of our directors or executive officers, and we have not provided guarantees for borrowings by any of these persons. For the year ended December 31, 2021, the aggregate amount of compensation paid by us to all directors and executive officers was KRW[●] (US$ [●]).

None of our directors or executive officers are compensated by any third party for their respective services rendered to us as required to be disclosed pursuant to Nasdaq Rule 5250(b)(3).

Under the Labor Standard Act and the Employee Retirement Benefit Security Act, we are required to pay a severance amount to eligible employees who voluntarily or involuntarily terminate their employment with us, including through retirement. The severance amount for our officers equals the monthly salary at the time of his or her departure, multiplied by the number of continuous years of service. There is no severance benefit for our directors.

We maintain directors’ and officers’ liability insurance policy covering certain potential liabilities of our directors and officers.

Human Capital

As of December 31, 2021 and December 31, 2022, we had a total of 92 and 103 employees, respectively. Our key personnel includes specialized engineering personnel, key researchers, engineers, senior management and production facility operators. We actively encourage and facilitate the development of our employees through rolling training programs, with multiple training sessions held on regular basis. These programs increase the ability of our employees with appropriate skill sets required for dedicated tasks. We are committed to developing our employees and remaining at the forefront of technology and market dominance in our industry. The Company considers itself an equal opportunity employer and has constantly sought to seek the best talent irrespective of gender or ethnicity. While the jobs associated to the core operations are predominantly filled by males, the Company´s sales and administrative staff is comprised of approximately 19% female and 81% male staff. From an ethnicity perspective, our labor force is diverse but predominantly South Korean based on our location.

Property and Facilities

We maintain one operational manufacturing facility in Pyeongtaek, South Korea and one non-operational facility in Tianjin, China. We also maintain offices in South Korea, the United States, the United Kingdom, Japan and China (including Hong Kong). All of our facilities are used in our sole operating segment. We believe these are sufficient for our needs.

Legal Proceedings

We may, from time to time, be subject to legal proceedings in connection with our regular course of business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material effect on our business, results of operations, cash flows or financial condition.

Additional Information About the Company

We maintain a number of websites including www.glaam.co.kr, www.g-smatteurope.com, and www.glaamamerica.com.

Our corporate filings, and any amendments to those filings, are available in English free of charge on the Investor Relations page at www.glaam.co.kr/en/investment, which are uploaded as soon as reasonably practicable after we electronically file (or furnish in certain cases) such material with the SEC, and can also be found at the SEC’s website at http://sec.gov.com.

GLAAM’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which GLAAM’s management believes is relevant to an assessment and understanding of GLAAM’s consolidated results of operations and financial condition. The discussion should be read together with “Summary Historical Financial Data of GLAAM” and the historical consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021, and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the unaudited pro forma condensed combined financial information in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. GLAAM’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus. Unless the context otherwise requires, references in this “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “we”, “us”, “our”, and “the Company” are intended to mean the business and operations of GLAAM and its consolidated subsidiaries.

Overview

We are the exclusive developer, manufacturer and installer of an innovative architectural media glass product called G-Glass. G-Glass is the world’s first IT-enabled construction material that transforms buildings into extraordinary digital media content delivery devices. G-Glass combines architectural glass with customizable, large-scale LED digital media display capabilities, delivering architectural durability, nearly full transparency, and sophisticated media capability. Utilized in diverse applications from handrails to complete glass building facades, G-Glass delivers a paradigm shift in the Digital out of Home (DOOH) media market providing entirely new revenue models for vertical real estate. We believe we are the market leader in the delivery of fully transparent media façade capabilities with over 460 architectural installations worldwide.

We are a vertically integrated manufacturer controlling almost every aspect of product assembly and installation, including assembling the media glass laminates, manufacturing the aluminum frame, developing the electronics as well as delivering and installing the product. This enables us to provide an unparalleled level of quality and service to our customers, who include prestigious automotive brands, commercial retailers, hospitals, major sporting institutions, the music industry (as filming backdrops), film production companies, transportation hubs and telecommunications companies.

We are a global company with offices in South Korea, the United States, the United Kingdom, Japan and China (including the Hong Kong Special Administrative Region). In 2022 and 2021, we generated $[●] and $9,415,119 in revenue, respectively.

We have more than 460 installations in eight countries around the world split across three operational regions as detailed in the table below.

Geographic Market	Growth 2022 vs 2021		Revenue 2022 (in $ million)	% of Total Revenue 2022		Revenue 2021 (in $ million)	% of Total Revenue 2021
APAC	[●]	%	[●]	[●]	%	7.8	82%
EMEA	[●]	%	[●]	[●]	%	0.7	8%
North America	[●]	%	[●]	[●]	%	0.9	10%

Total	[●]	%	[●]	[●]	%	9.4	100%

Key Factors Affecting Our Operating Results

Our operating and business performance is driven by various factors that affect commercial real estate developers and their markets, trends affecting the broader construction, DOOH advertising and display glass industries, and trends affecting the specific markets and customer base that we target, including the following:

Ability to win projects

Our operating results are driven by our ability to win new projects to install G-Glass with new and existing customers. Our ability to win project bids is affected by:

•	The existence of local reference projects with installed products at a comparable scale in a potential customer’s market;

•	Our access to stakeholders at various levels within a new or existing customer’s organization, including high level decision makers;

•	Our trained sales personnel who can properly explain GLAAM’s unique product value proposition;

•	G-Glass receiving and maintaining necessary certifications with respect to material, fire, electrical, and other construction requirements to comply with local building codes;

•	Our ability to generate qualified leads through an effective multi-channel marketing strategy; and

•	Building and maintaining a successful reseller network.

Competitive Pricing

Our operating results are directly tied to the selling price of our products and services. Our prices are affected by a variety of factors including prices charged by our competitors in the third-generation space, the efficacy of our products, our cost basis, changes in our product mix, the size of the project and our relationship with the relevant customer, as well as general market and economic conditions. We carefully monitor our target markets and set prices taking into account local market conditions. Our prices have remained relatively stable since 2019 at levels that we believe make our product competitive with alternative display offering. Special pricing is available for scaled projects on a case-by-case basis. We also maintain separate reseller pricing to ensure that G-Glass provides an attractive sales proposition for our partners and sales channels.

Average Project Size and Average Revenue

In addition to the number of project bids we win, the size of our projects and the average revenue per project are key drivers of our revenue and overall operating results. Our ability to continue to grow revenue will depend on our ability to increase both the number of our projects and the average size per project. To do this we need to be continuously effective in marketing to increase the number of sales opportunities, and continue to install successful larger size implementations to serve as reference to encourage cautious customers.

Ability to develop new applications

As part of our growth strategy, we plan to continue to innovate on product applications. Our continued success depends on our ability to develop and implement use cases for G-Glass at both large scales, such as SLAMs, and smaller scales, such as hand rails. SLAMs entail lengthy sales cycles and are subject to a variety of uncertainties that our outside of our control. Although SLAMs are lucrative, and represent the most impressive implementation of G-Glass, we do not rely wholly upon these projects to drive revenue. A key component of our growth strategy and revenue generation is to develop and implement smaller projects using G-Glass that have shorter sales cycles, require reduced customer investment and allow us to showcase our technology. Current G-Glass applications include:

•	G-Tainers: Our G-Tainer product is a convergence of a shipping container and G-Glass Container-sized modular system that uses steel frames and G-glass panels to deliver compelling, media enabled, temporary structures for events and pop-up retail spaces. To date, G-Tainers have been utilized in numerous acclaimed outdoor events and exhibitions such as the 2018 Pyeongchang Winter Olympics in Korea and BoomTown EDM festival in the United Kingdom.

•	Bus Shelters: We are offering solutions that integrate G-Glass into bus shelters that allow bus operators to deliver wayfinding information, motion art and advertising to passengers and those passing.

•

Hand rails: Developed for both external and internal uses, our hand rail products turn balustrades into media devices allowing them to deliver motion art, wayfinding information, and advertising. To date, our hand rail installations include external bridge railings and shopping center balustrades.

•

G-Wall: Our G-Wall product can be a free-standing or permanent installation. It is typically a smaller-scale implementation of G-Glass that has been used in promotional events, internal office partitions, retail displays and outdoor urban media features.

International Expansion

Although we have more than 460 installations in eight countries around the world, we believe that our geographical footprint is relatively small compared to what it could become. We expect that our international activities will continue to grow for the foreseeable future as we continue to pursue opportunities in existing and new international markets. Our operating results will be impactd by our ability to break into new markets in a cost-efficient manner and to use our initial projects in each new market as the launching pad for broader marketing efforts in that region.

Inventory

The customizable nature of most of our projects makes it difficult for us to maintain usable stock of finished or semifinished products. As a result, our inventory consists mostly of raw materials that we can use across a variety of products regardless of customer or application. These raw materials include glass stocks, LEDs, aluminum extrusion, resins, adhesives, drivers, flexible printed circuit boards (FPCB) and spacer tape, among other items.

As our product portfolio develops and extends further into shorter sales cycle product lines, typically requiring less customization, we believe we will be able to hold an inventory of regularly requested, smaller-scale products. In addition, we may in the future hold an inventory of lower priced, standard size panels for certain smaller-scale architectural applications. Our hand rails, G-Wall and G-Tainer products all have potential to be offered “off the shelf” and thus kept as inventory items.

Our ability to fulfill orders in a timely manner regardless of their size and broad customization needs is dependent on the maintenance of a large enough reserve of raw materials in our inventory. This needs to be carefully controlled taking into account a variety of factors including expected order time, shelf life and production capacity.

Sales commissions

We rely on a trained sales force to sell G-Glass. Sales commissions vary per operational region and are dependent on the type of compensation and incentive package agreed upon with our sales agents. Commissions can vary widely from a fully commission-based model to a mostly fixed salary model with a 1% to 15% commission based on either revenue or profit. Our implementation of commission structures best suited to each operational region is critical and requires local knowledge and good judgement. To empower local management to design appropriate commission structures, while retaining central oversight and preventing unnecessarily large commissions, we give local sales management discretion to implement an appropriate structure within the parameters of agreed human resource budgets and company policies.

Ability to obtain competitively priced raw materials and components

Although some of the raw materials we use to produce G-Glass are manufactured through proprietary processes, we source all of our raw materials from third-party providers. These providers include global suppliers with local distribution, global suppliers that ship internationally and local suppliers. We rely on these suppliers to deliver our raw materials on time, to specification and at acceptable prices. If our suppliers are unable or unwilling to continue to supply our raw materials at requested quality, quantity, performance and costs, or in a timely manner, our business and reputation could be seriously harmed. Our inability to procure raw materials from other suppliers at the desired quality, quantity, performance and cost might result in unforeseen manufacturing and operations problems. To mitigate these risks, we attempt to maintain more than one supplier of every type of raw material.

As our operations scale, we expect that we will have an increasing ability to negotiate the pricing of raw materials and take advantage of significant volume discounts from many of our suppliers. It is our policy to obtain competing quotes from our suppliers of raw materials and regularly assess both suppliers and raw material costs in order to maintain low fixed costs at the highest quality for our products.

The construction industry’s adoption of our G-Glass technology

G-Glass is a unique architectural media product as it provides construction grade durability, media functionality and full transparency. With our product portfolio, installed base, range of certifications and ability to provide highly customized solutions at high volumes, we believe GLAAM is the clear market leader. As we complete more scaled projects and integrate more sophisticated applications and media into our G-Glass technology, we believe we will become the de facto industry standard. We believe that this will lead to widespread adoption of our technology within the construction, real estate, and property markets.

Regulations of DOOH advertising, IT, vertical real estate and large format wallscape

We are subject to many complex, uncertain and overlapping laws, ordinances, rules and regulations concerning zoning, building design and fire, safety, hurricane, earthquake and flood regulations, construction and advertising in the various markets where we operate. These laws and regulations will likely have evolving interpretations and applications, and it can often be difficult to predict how these might be applied to our business, particularly as we introduce new products and services and expand into new jurisdictions.

In addition, we will progressively be subject to laws and regulations relating to the collection, use, retention, security, and transfer of information, including the personally identifiable information of our clients and all of the users in the information chain. Our current product implementations do not have access to or collect personal information because we sell our products to be installed in buildings or other public areas that are owned and operated by our customers who in turn may use our products for one-directional, mass advertising. In the future, we may develop architectural applications that cause us or our customers to collect and store personal information. This will require us to evaluate and update our compliance models to ensure that we are complying with applicable restrictions.

COVID-19 Impacts

The outbreak of COVID-19 that has since grown into a global pandemic was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Korea and the United States. Since March 2020, the COVID-19 pandemic has had a material impact on the global economy. It had a material impact on our financial position and performance including, but not limited to, decreased productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, we decided to reassess the significant accounting estimates and assumptions applied in the preparation of our consolidated financial statements. Accordingly, we decided to write off certain balances of other receivables of G-SMATT Tech. As of December 31, 2021 and 2022, we wrote off $156,668 and $[●], respectively.

Brillshow, our minority owned subsidiary in China, has been closed since the beginning of 2021 in compliance with Chinese laws and regulations related to the COVID-19 pandemic. As a consequence, we did not recognize any material revenues or income, nor incur any material costs or liabilities, from Brillshow during the years ended December 31, 2021 and 2022.

Foreign Exchange Gains and Losses

As an increasingly international company with a global customer base and South Korean operations, we are exposed to fluctuations in foreign exchange rates.

While most of our revenue is generated in Korean Won, our operating revenues from our foreign operations during the years ended December 31, 2022 and December 31, 2021, amounted to [●]% and 24.6% of our total revenue, respectively, and foreign-currency denominated revenues accounted for [●]% and 24.6% of our total operating revenue for the years ended December 31, 2022 and December 31, 2021, respectively.

The majority of our operating costs are denominated in or indexed to Korean Won, constituting [●]% and 82.6% of our total operating costs for the years ended December 31, 2022 and 2021, respectively. Our key U.S. dollar-denominated operating costs relate to operations of our U.S. subsidiary and include facilities, manpower, marketing, plant and material costs.

Our reporting currency is the U.S. dollar (USD) and our functional currency is the Korean Won (KRW). As our international operations expand and our revenues grow, we will increasingly be subject to potential foreign exchange rate gains and losses. We intend to manage our foreign exchange risk exposure by a policy of matching, to the extent possible, receipts and local payments in each individual currency. To date, our foreign exchange risk exposure results primarily from the impact of changes in the Korean Won—U.S. dollar exchange rate on our Korean Won transactions. See “Risk Factors—Risk Related to Our Industry and Company—Our results of operations are subject to exchange rate fluctuations, which may affect our costs and revenues.”

Our Corporate Structure

Our corporate structure is comprised of the following consolidated subsidiaries that are either wholly owned or majority-owned.

Entity Holding Relevant Stake	Issuing Entity	Jurisdiction	Shareholding Percentage
GLAAM Co., Ltd.	G FRAME Co., Ltd.	South Korea	100.00%
GLAAM Co., Ltd.	G-SMATT Europe Media Limited	United Kingdom	76.60%
GLAAM Co., Ltd.	G-Smatt Tech Co., Ltd.	China	100.00%
GLAAM Co., Ltd.	G-Smatt America Co., Ltd.	United States	38.04%
G FRAME Co., Ltd.	G-Smatt America Co., Ltd.	United States	16.59%
G-SMATT Europe Media Limited	Inflectix Limited	United Kingdom	100.00%

Components of Results of Operations

Revenues

GLAAM generates revenue primarily from the sale and installation of architectural media glass. Our product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer. The point at which we recognize revenue can be highly variable and tends to be determined on a project-by-project basis. Factors affecting revenue recognition include: size of project; location of project; whether a third party is used for all or part of the installation; commercial conditions surrounding the contract; length of time of install

(revenue may be recognized at predetermined points during the project). Payment terms vary widely from project to project, but we typically expect an initial payment of 30% to 50% of the total project value upon signing, with the balance of payment due upon completion of the project.

Cost of Sales

Cost of sales includes cost of goods sold, commissions, administrative and marketing costs and installation, transportation, raw materials, installation, utility, maintenance, depreciation of machinery and labor costs related to manufacturing costs.

Selling and administrative expenses

Selling and administrative expenses consist primarily of bad debt expenses, commissions, salaries, amortization, ordinary research and development expenses, employee share compensation cost, taxes and dues, employee benefits, severance benefits, travel expenses, transportation, sundry allowances, rent, marketing, advertisement expenses and electricity.

Finance income

Finance income comprises interest income on funds invested (including debt instruments measured at Fair Value Through Other Comprehensive Income (“FVOCI”), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at Fair Value Through Profit or Loss (“FVTPL”). Interest income is recognized as it accrues in profit or loss, using the effective interest method.

We have no substantial finance income and do not manage any debt instruments.

Finance costs

Interest costs were initially high with the blended interest rate (all financial costs divided by total debt) standing at [●] and 6.4% for the years ended December 31, 2022 and December 31, 2021, respectively. New debts were incurred due to the impact of the COVID-19 pandemic, however, this was partly remedied by a large scale debt-to-equity conversion in 2021 and 2022. Our financial costs are expected to decrease further as our credit rating improves and our indebtedness continues to decrease.

Other income

Other income consists of miscellaneous income, loss from equity method investment and income from disposal of related companies.

Other expenses

Other expenses consist of loss from disposal of investment in subsidiaries, other allowance for other receivables and prepayments, loss from inventory impairment, miscellaneous loss, loss from equity method investment and impairment loss from intangible assets.

Corporate income tax benefit

Corporate income tax benefit consists of corporate tax paid, changes in deferred tax due to temporary differences, corporate tax benefit directly reflected in capital and other (which primarily consists of our tax refund).

Results of Operations

Comparison of years ended December 31, 2022 and December 31, 2021

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth our consolidated results of operations for the periods shown:

	For the Year Ended December 31,
	2022	2021
	(in U.S.$ unless otherwise indicated)
Consolidated Statement of Profit and Loss and Comprehensive Income:
Revenue	[●]	9,415,119
Cost of sales	[●]	10,535,322

Gross loss	[●]	(1,120,203)
Selling and administrative expenses	[●]	26,363,795

Operating loss	[●]	(27,483,998)
Finance income	[●]	4,116,259
Finance costs	[●]	1,996,436
Other income	[●]	589,255
Other expenses	[●]	39,211,769

Loss before tax	[●]	(63,986,689)
Corporate income tax benefit	[●]	(3,599,507)

Net loss for the year	[●]	(60,387,182)

Owners of the parent	[●]	(60,114,590)
Non-controlling interests	[●]	(272,592)
Other Comprehensive Income	[●]	3,356,068
Items that may not be reclassified to profit or loss	[●]	135,471
Stock option	[●]	277,638
(negative) Changes in retained earnings due to equity method	[●]	(142,167)
Items that may be subsequently reclassified to profit or loss	[●]	3,220,597
Loss on valuation of other financial assets	[●]	(7,946)
Changes in equity from equity method	[●]	1,901,262
Exchange difference on translating foreign operations	[●]	1,327,281

Total Comprehensive Loss	[●]	(57,031,114)

Revenue

Our revenue [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $9,415,119 for the year ended December 31, 2021, mainly due to [●].

Cost of sales

Our cost of goods sold [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $10,535,322 for the year ended December 31, 2021, mainly due to [●].

For the year ended December 31, 2022, our cost of sales consisted primarily of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, our cost of sales consisted primarily of [●] of $[●], [●] of $[●], and [●] of $[●].

Gross profit

Gross profit of [increased/decreased] by [●]% or $[●] to $[●] for the year ended December 31, 2022 compared to $(1,120,203) for the year ended December 31, 2021, mainly due to [●].

Selling and administrative expenses

Our selling and administrative expenses [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $26,363,795 for the year ended December 31, 2021. This [increase/decrease] was primarily caused by [●].

For the year ended December 31, 2022, our selling and administrative expenses consisted primarily of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, our selling and administrative expenses consisted primarily of bad debt expense of $15,586,247, commission of $3,706,658, salaries of $2,712,236, amortization of $1,046,403, ordinary research and development expenses of $927,206 and depreciation of $479,139. Selling and administrative expenses were higher than management believes is usual for the year ended December 31, 2021 due to the significant one-time bad debt expenses of $15,586,247 related to uncertain accounts receivable and bad inventory caused by reduced construction activity due to the COVID-19 pandemic.

Operating loss

Our operating loss [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to operating profit of $(27,483,998) for the year ended December 31, 2021. The [increase/decrease] was primarily caused by [●].

Finance income

Our finance income [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $4,116,259 for the year ended December 31, 2021, mainly due [●].

For the year ended December 31, 2022, our finance income consisted primarily of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, our finance income consisted primarily of gain from discharge of indebtedness of $3,694,237, interest income of $202,432, gain from foreign exchange translation of $110,252, gain from disposal of non-current financial assets of $75,821 and gain from foreign currency translation of $33,517.

Finance costs

Our finance costs [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $1,996,436 for the year ended December 31, 2021, mainly due to [●]. Our average indebtedness in the year ended December 31, 2021 was $29 million with a blended interest level of 4.8%.

For the year ended December 31, 2022, our finance costs consisted primarily of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, our finance costs consisted of interest expense of $1,876,001, loss from foreign exchange translation of $78,570 and loss from foreign currency translation of $41,865.

Other income

Our other income [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $589,255 for the year ended December 31, 2021, mainly due to [●].

For the year ended December 31, 2022, our other income consisted of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, other income consisted of miscellaneous income of $753,200, income from disposal of related companies of $7,502 and loss from equity method investment of $171,147.

Other expenses

Our other expenses [increased/decreased] significantly by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $39,211,769 for the year ended December 31, 2021, mainly due to [●].

For the year ended December 31, 2022, other expenses consisted of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, our other expenses consisted of loss from disposal of investment in subsidiaries of $13,318,419, other allowance for other receivables and prepayments of $10,127,381, loss from inventory impairment of $8,415,311, miscellaneous loss of $5,267,980 (related to loss due to join guarantees provided for subsidiaries), loss from equity method investment of $1,518,115 and impairment loss from intangible assets of $564,563.

Loss before tax

Our loss before tax of [increased/decreased] by [●]% or $[●] to $[●] for the year ended December 31, 2022, compared to profit before tax of $(63,986,689) for the year ended December 31, 2021, mainly due to [●].

Corporate income tax expense (benefit)

Our corporate income tax expense (benefit) [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to ($3,599,507) for the year ended December 31, 2021, mainly due to [●].

For the year ended December 31, 2022, our corporate income tax benefit consisted of [●] of $[●], [●] of $[●], and [●] of $[●].

For the year ended December 31, 2021, our corporate income tax expense (benefit) consisted primarily of the Company’s income tax refund of $(2,126,711), changes in deferred tax due to $(1,356,048), corporate tax expense directly reflected in capital of $(81,867) and corporate tax paid of $27,098.

Net loss for the year

Our net loss [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $(60,387,182) for the year ended December 31, 2021, mainly due to due to [●].

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily with operating cash flow, equity, debt, and mezzanine financing.

On a consolidated basis, the Company incurred an operating loss of $[●] and a net loss of $[●] for the year ended December 31, 2022. As of December 31, 2022, the Company’s current liabilities exceeded its current assets by $[●] and the Company had a retained deficit of $[●]. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Cash and cash equivalents consist of cash in banks, bank deposits, and money market funds. As of December 31, 2022 and 2021, we had cash and cash equivalents of approximately $[●] and $239,342, respectively. During the year ended December 31, 2022 the main source of cash was [●], which generated $[●].

In the year ended December 31, 2021, due to the COVID-19 pandemic, our sales declined significantly to $9,415,119 and our cash flows from operations were severely affected. As a result, we had to finance most of our capital requirements through short-term debt. During this time, our indebtedness increased significantly from $54 million in December 31, 2020, to a peak of $57 million in November 2021. Over this time period, our debt-to-equity ratio increased from 348% to (459)% .. As the Company’s aggregate indebtedness and debt-to-equity ratio increased, and uncertainty of the impacts of the COVID-19 pandemic persisted, it became more difficult for the Company to secure additional financing. To improve the Company’s balance sheet, the Company negotiated for the conversion of aggregate of $20 million of debt was converted into an aggregate of 4,777,593 GLAAM Common Shares, which resulted in significant balance sheet improvement and a reduction of the Company’s debt-to-equity ratio to (238)% as of December 31, 2021.

Although global economic conditions remained difficult in the year ended December 31, 2022, revenues started to recover significantly. In addition, the Company was successful in converting an additional $[●] of debt into an aggregate of [●] GLAAM Common Shares. As a result, the Company’s debt-to-equity ratio was reduced to [●]% as of December 31, 2022.

Management expects the Company’s liquidity condition to continue to improve in the year ended December 31, 2023 with further revenue growth driving positive cash flow from operations. We expect cash flow from operations to be sufficient to cover operating costs. In addition, with the Company’s debt-to-equity ratio and improved credit rating, management believes it will be possible to refinance the remaining debt facilities and obtain additional debt financing from financial institutions on favorable terms. Management believes that capital expenditure requirements will be low over the short term because the Company already has production capacity that is more than sufficient to meet its operating requirements.

We believe that the Company will generate revenue in excess of its operating expenses and total costs for 2023 and thus generate positive operating income and net profit for the year ending December 31, 2023. If we were not able to continue as a going concern, or if there were continued doubt about our ability to do so, additional financing may not be available to us. See “Risk Factors—Risks Related to Our Industry and Company—We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.”

Until we can generate a sufficient amount of revenue from our sales, if ever, we expect to finance our operating activities through our operations, proceeds from the Business Combination and future financing activities, including a combination of equity offerings, debt financings, collaborations, strategic partnerships and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, shareholders’ ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such holders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise additional funds through financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. See “Risk Factors—Risks Related to Our Industry and Company—We may require substantial additional financing to fund our operations and complete the development and commercialization of the process technologies that produce each of our products or new aspects of our existing process technologies that produce each of our products, and we may not be able to do so on favorable terms.”

Sources of Liquidity

Revenue

GLAAM [had net cash inflows from operations / incurred net cash outflows from operations] of $[●] for the year ended December 31, 2022. GLAAM incurred net cash outflow from operations of $4,988,746 for the year ended December 31, 2021. GLAAM expects [net cash inflows] from operations for the year ended December 31, 2023.

Equity

GLAAM received $[●] from the issuance of stocks during the year ended December 31, 2022. GLAAM received $2,619,890 from the issuance of stocks during the year ended December 31, 2021.

As described in more detail elsewhere in this proxy statement/prospectus, JGGC also has approximately $[●] million in cash and investments held in the Trust Account that may be available to GLAAM if JGGC’s Public Shareholders do not redeem their shares in connection with the Business Combination. If JGGC’s Public Shareholders do elect to redeem their shares, the cash and investments in the Trust Account will not be available to GLAAM after the Business Combination.

Debt

GLAAM received $[●] as proceeds from short-term borrowings and $[●] proceeds from long-term borrowings during the year ended December 31, 2022. GLAAM received $6,273,370 as proceeds from short-term borrowings and $179,854 as proceeds from long-term borrowings during the year ended December 31, 2021.

During the year ended December 31, 2022, an aggregate of $[●] million of debt was converted into an aggregate of [●] GLAAM Common Shares.

During the year ended December 31, 2021, an aggregate of $[●] million of debt was converted into an aggregate of [●] GLAAM Common Shares.

Material Cash Requirements

Operations

Management estimates that our typical fixed cost of operation is about $7-9 million per year which reflects the minimum costs to keep open our factories and overseas subsidiaries, and retain a minimum staff level required for sales and various support functions.

Taking into account our historical margins, management estimates that we need approximately $20 million in revenues to be able to cover our fixed cost of operation].

We expect cash flow from operations to be sufficient to cover our full operating costs in 2023.

Capital Expenditures

Management does not expect significant capital expenditures to be required in the short to medium term because the Company already has manufacturing capacity representing approximately $440 million in annual sales as of December 31, 2021.

Debt Service

Over the next 12 months, the Company will need to pay $[●] million in interest on short-term borrowings, $[●] in interest on long-term borrowings and repay or refinance maturing debts in an aggregate amount of approximately $[●] million.

Beyond the next 12 months, the Company will need to pay $[●] million in interest on short-term borrowings, $[●] in interest on long-term borrowings and repay or refinance maturing debts in an aggregate amount of approximately $[●] million.

Please see “—Borrowings” below for additional information on the Company’s outstanding debt.

Marketing

As the Company operates largely business to business, it does not rely on substantial marketing efforts. However management expects that increasing marketing activity as the Company enters new markets will increase marketing expenses. Management anticipates that these added marketing expenses will be in an amount that can be funded by cash flow from operations going forward.

Inventory

As sales grow, management expects that it may be necessary to hold larger supplies of raw materials in order to meet production requirements. After an initial investment of approximately $4 million, management expects future expenses for raw materials will be in an amount that can be funded by cash flow from operations.

Glass as a Service

Management expects that the Company may need significant additional cash in the future if we were to aggressively pursue global SLAM projects with a service-based model where the Company is responsible for the associated advertising media platform.

	For the Year Ended December 31,
Consolidated Statement of Cash Flows:	2022	2021
Net cash flows provided (used in):
Operating activities	[●]	(4,988,746)
Investing activities	[●]	5,197,323
Financing activities	[●]	(125,115)
Effects of changes in foreign exchange rates	[●]	(18,934)

Increase (decrease) in cash and cash equivalents	[●]	64,529

Cash Flows from Operating Activities

Our net cash flows [provided/used in] operating activities [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $4,988,746 used in operating activities for the year ended December 31, 2021, mainly due to [●].

Cash Flows from Investing Activities

Our net cash flows [provided/used in] investing activities [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $5,197,323 provided by investing activities for the year ended December 31, 2021, mainly due to [●].

Cash Flows from Financing Activities

Our net cash flows [provided/used in] financing activities [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $125,115 used in financing activities for the year ended December 31, 2021, mainly due to [●].

Borrowings

Our borrowings as of December 31, 2022, are reflected in the table below:

Borrowings		Interest Rate	As of December 31, 2022
			(in U.S.$)
Short-term borrowings	United Asset Management Ltd.(1)	2.58%	[●]
	United Asset Management Ltd.(1)	2.58%	[●]
	United Asset Management Ltd.(1)	2.58%	[●]
	United Asset Management Ltd.(1)	3.13%
	United Asset Management Ltd.(1)	3.30%	[●]
	United Asset Management Ltd.(1)	6.89%	[●]
	Kookmin Bank	5.85%	[●]
	Kookmin Bank	5.85%	[●]
	Woori Bank	6.40%	[●]
	SBI Savings Bank	6.17%	[●]
	G-SMATT Japan	5.00%	[●]
	BioX	5.00%	[●]
	Unpaid convertible bonds	—	[●]
	Others	—	[●]
	Subtotal		[●]
Current portion of long-term liabilities	United Asset Management Ltd.(1)		[●]
Long-term borrowings	United Asset Management Ltd.(1)		[●]

Total			[●]

(1)	Due to the asset transfer contract during 2021, the borrower was changed from the Korea Development Bank to the United Asset Management Ltd.

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements as of December 31, 2022 or 2021.

Non-IFRS Measures

We use non-IFRS financial measures to assist in comparing our performance on a consistent basis for purposes of business decision-making by removing the impact of certain items that management believes do not directly reflect our core operations. We believe that presenting non-IFRS financial measures is useful to investors because it (a) provides investors with meaningful supplemental information regarding financial performance by excluding certain items that we believe do not directly reflect our core operations, (b) permits investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance, and (c) otherwise provides supplemental information that may be useful to investors in evaluating our results.

We believe that the presentation of the following non-IFRS financial measures, when considered together with the corresponding IFRS financial measures and the reconciliations to those measures provided herein provides investors with an additional understanding of the factors and trends affecting our business that could not be obtained absent these disclosures.

Adjusted Financial Metrics

Adjusted EBITDA

The Company defines Adjusted EBITDA as net loss before depreciation and amortization, non-operating loss, interest expense, corporate income tax benefit, bad debt expense, employee share compensation cost, product warranty expense, development cost aside, allowance for inventory valuation related to raw materials, inventory disposal, support of football team and litigation costs.

(FX KRW/USD = 1,145)	For the Year Ended December 31,
Reconciliation of Adjusted EBITDA:	2022	2021
	(in U.S.$ unless otherwise indicated)
Net Loss:	[●]	(60,387,182)
Add Back:	[●]	52,782,245
Depreciation & Amortization	[●]	3,276,339
Net non-operating loss	[●]	34,626,690
Interest expense	[●]	1,876,001
Corporate income tax benefit	[●]	(3,599,507)
Bad debt expenses	[●]	15,586,247
Employee share compensation cost	[●]	277,638
Product warranty expense	[●]	33,573
Development cost aside	[●]	489,066
Allowance for inventory valuation related to raw materials	[●]	216,197
Inventory disposal	[●]	0
Support of football team	[●]	0
Litigation costs	[●]	0

Adjusted EBITDA	[●]	(7,604,937)

Adjusted EBIT	[●]	(10,881,276)

Our Adjusted EBITDA [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $(7,604,937) for the year ended December 31, 2021, mainly due to [●].

Our Adjusted EBIT [increased/decreased] by [●]%, or $[●] to $[●] for the year ended December 31, 2022, compared to $(10,881,276) for the year ended December 31, 2021, mainly due to [●].

Adjusted Cost of Goods Sold and Adjusted Gross Profit

The Company defines Adjusted Cost of Goods Sold as Cost of Goods Sold before allowance for inventory valuation related to raw materials. The Company defines Adjusted Gross Profit as Revenue less Adjusted Cost of Goods Sold.

	For the Year Ended December 31,
Reconciliation of Gross Profit	2022	2021
	(in U.S.$)
Revenue	[●]	9,415,119
Cost of Goods Sold	[●]	10,535,322

Gross Profit	[●]	(1,120,203)

Add Back	[●]	(216,197)
Allowance for inventory valuation related to raw materials	[●]	(216,197)

Adjusted Cost of Goods Sold	[●]	10,319,125

Adjusted Gross Profit	[●]	(904,006)

Our Cost of Goods Sold [increased/decreased] by $[●] to $[●] for the year ended December 31, 2022, compared to $10,535,322 for the year ended December 31, 2021, mainly due to [●].

Our Adjusted Cost of Goods Sold [increased/decreased] by $[●] to $[●] for the year ended December 31, 2022, compared to $10,319,125 for the year ended December 31, 2021, mainly due to [●]. [Adjusted Cost of Goods Sold as a percentage of revenue for the year ended December 31, 2022 decreased to ●% from [110]% for the year ended December 31, 2021, due to [●].]

Our Adjusted Gross Profit [increased/decreased] by $[●] to $[●] for the year ended December 31, 2022, compared to ($904,006) for the year ended December 31, 2021, mainly due to [●].

Key Performance Indicators

In addition to IFRS and non-IFRS financial measures, we regularly review several metrics, including fault ratio as a means to track quality control as well as the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. The numbers for our key metrics are calculated using internal company data. The methodologies used to measure these metrics require significant judgment. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue. Additionally, refer to our “risk factors” section for general notes regarding risks associated with assumptions and estimates used in calculating our key metrics.

Project Metrics

We track our projects with respect to, among other things, number of projects, average size per project, and average revenue per project. As presented below, we saw growth in all three of these metrics from 2021 to 2022.

	Growth 2022 over 2021	2022	2021
Number of Projects	79%	61	34
Average Size per Project (sq. ft.)	91%	1,177	616
Average Revenue per Project (KRW million)	34%	341	253
Average Revenue per Project (US$ thousands)	19%	263	221

Summary of Significant Accounting Policies

The significant accounting policies followed and applied by the Company to prepare financial statements in accordance with IFRSs are described below. The financial statements for the current period are prepared using the same accounting policy except for changes to the accounting policies described in Note 4 to our consolidated financial statements.

Our significant accounting policies are described in more detail in Note 4 to our PCAOB FY2021 audited consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe the following accounting estimates to be most critical to the preparation of our consolidated financial statements.

Changes in Accounting Policies

We have adopted the following amendments as of January 1, 2021.

IFRS 7 and 9 Financial Instruments, IFRS 5 Insurance Contracts, and IFRS 16 Leases

IFRS 9 Financial instruments, International Accounting Standards (IAS) 39 Financial instruments: recognition and measurement, IFRS 7 Financial instruments: disclosure, IFRS 5 Insurance contracts, IFRS 16 Leases—interest rate benchmark reform.

In relation to interest rate benchmark reform, an entity adjusts the effective interest rate rather than the carrying amount when replacing the interest rate indicator for a financial instrument measured at amortized cost and it includes exceptions such as allowing hedge accounting to continue uninterrupted in the event of an interest rate indicator replacement in a hedging relationship.

IFRS 16 Lease—Discounts on rent related to COVID-19 provided even after June 30, 2021

The application of the practical simple method, which prevents the evaluation of whether rent discounts, etc. arising directly as a result of COVID-19, are subject to lease changes, has been expanded to lease reductions that affect rents due before June 30, 2022. The lessee shall consistently apply practical expedients to contracts with similar characteristics under similar circumstances.

We introduced the amendments to IFRS 16 early, changing our accounting policy for all rent discounts that meet the conditions and applying the changed accounting policy retrospectively according to the transitional provisions. There was no cumulative effect of retrospective application and no restatement of the previous financial statements presented. As of December 31, 2021 [, and December 31, 2022,] the amendments to the Standards have no significant impact on the financial statements.

Significant Accounting Policies

The preparation of financial statements in conformity with IFRS requires management to make significant estimates and assumptions that affect the assets, liabilities, revenues and expenses, and other related amounts during the periods covered by the financial statements. Management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become more subjective and complex. We have identified the following accounting policies as the most important to the presentation and disclosure of our financial condition and results of operations.

While our significant accounting policies are described in more detail in Note 4 to our consolidated financial statements included elsewhere in this proxy statement/prospectus, we believe the following accounting estimates to be most critical to the preparation of our consolidated financial statements.

Subsidiaries

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities (including Special Purpose Entities (“SPEs”)) over which we have control. The Company controls an entity when we are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through our power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. We recognize any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions among our companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Changes in ownership interests in subsidiaries without change of control.

Any differences between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of our controlling Company.

Disposal of subsidiaries

When we cease to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

Associates

Associates are entities over which the Company has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If the Company’s share of losses of an associate equal or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Company’s net investment in the associate), we discontinue the recognition of its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If there is objective evidence of impairment for the investment in the associate, the Company recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Company for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Company when the associates’ financial statements are used by the Company in applying the equity method.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

Non-Derivative Financial Assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI debt investment; FVOCI—equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, we may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, we may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Derecognition

We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, we transfer the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or we transfer or do not retain substantially all the risks and rewards of ownership of a transferred asset, and do not retain control of the transferred asset.

If we have retained substantially all the risks and rewards of ownership of the transferred asset, we continue to recognize the transferred asset.

Offset

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and recognized in other income or other expenses.

Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are reflected on the table below:

Items	Estimated Useful Lives
(in years)
Buildings and structures	40
Machinery	10
Others	5

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized in a straight-line method for five years with the residual value of zero from the time they are available.

Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within the line item “other income.”

Impairment for Non-Financial Assets

The carrying amounts of our non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, we determine the recoverable amount of the cash-generating unit to which the asset belongs. The Cash-Generating Unit (or “CGU”) is the smallest of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or the group of assets. Goodwill arising from a business combination is allocated to CGUs or the group of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that we could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

Non-Derivative Financial Liabilities

We classify financial liabilities as financial liabilities at profit or loss and other financial liabilities according to the substance of the contract and the definition of financial liabilities and recognize them in our statement of financial position when we become a party to the contract.

Financial liabilities at profit or loss

Financial liability at profit or loss includes a short-term trading financial liability or a financial liability designated as financial liability at profit or loss at initial recognition. A financial liability at profit or loss is measured at fair value after initial recognition and changes in fair value are recognized in profit or loss. On the other hand, transaction costs incurred in connection with the issuance at initial recognition are recognized in profit or loss immediately upon occurrence.

Other financial liabilities

Non-derivative financial liabilities that are not classified as financial liabilities at profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value minus transaction costs directly related to issuance at initial recognition. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method and interest expenses are recognized using the effective interest method.

Financial liabilities are removed from the statement of financial position only when they are extinguished, i.e., contractual obligations are fulfilled, cancelled, or expired.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

Employee Benefits

Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis.

Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of our obligations and that are denominated in the same currency in which the benefits are expected to be paid. We recognize all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

We determine the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. We recognize gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Termination benefits

We recognize expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, we measure the termination benefit with the present value of future cash payments.

Share-Based Payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, we revise our estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

Provisions

Provisions for product warranties, litigations and claims, and others are recognized when we presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

Leases

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars. Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees;

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option.

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

We are exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability;

•	any lease payments made at or before the commencement date less any lease incentives received;

•	any initial direct costs (leasehold deposits); and

•	restoration costs.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

Paid-in Capital

Common shares are classified as capital, and incremental costs incurred directly related to capital transactions are deducted from capital as a net amount reflecting tax effects. If the Company reacquires its own equity instruments, these equity instruments are deducted directly from equity as subjects of equity. Profit or loss in the case of purchasing, selling, issuing, or incinerating a self-interest product is not recognized in profit or loss.

Revenue from Contracts with Customers

We generate revenue primarily from sale and installation of LED display glasses. Product revenue is recognized when a customer obtains control over our products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer.

Product revenue is recognized when a customer obtains control over our products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

Finance Income

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

We recognize a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that we are able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

We offset deferred tax assets and deferred tax liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Earnings (Loss) Per Share

GLAAM, our Controlling Company presents basic and diluted Earnings (Loss) Per Share (or “EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period.

Dividend

Dividend distribution to our shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by our shareholders.

Information by revenue categories

Revenue

The Company consists of a single operating segment.

Classification	2021 (in U.S. $)
Product	8,096,808
Merchandise	662,960
Service	606,448
Rent	48,903

Total	9,415,119

Information about key customers

For the years that ended December 31, 2022 and December 31, 2021, the Company had [●] (●) and one (1) customer, respectively, that represented more than 10% of GLAAM’s annual sales,

Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The COVID-19 pandemic posed material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash-generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment.

Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act of 1933, as amended, and have elected to take advantage of the benefits of this extended transition period.

New PubCo expects to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date New PubCo (a) is no longer an emerging growth company or (b) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare New PubCo’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used. See Note 1 of the accompanying audited consolidated financial statements and unaudited condensed consolidated financial statements of GLAAM included elsewhere in this proxy statement/prospectus for the recent accounting pronouncements adopted and the recent accounting pronouncements not yet adopted for the years ended December 31, 2022 and 2021.

Following the Business Combination, New PubCo will be permitted to, and may rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, New PubCo intends to rely on such exemptions, New PubCo is not required to, among other things: (a) provide an auditor’s attestation report on New PubCo’s system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

Following consummation of the Business Combination, New PubCo will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of New PubCo’s first fiscal year following the fifth anniversary of the closing of the Business Combination, (b) the last date of New PubCo’s fiscal year in which New PubCo has total annual gross revenue of at least $1.235 billion, (c) the date on which New PubCo is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which New PubCo has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

CERTAIN JGGC RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Unless the context otherwise requires, all references in this subsection to “the Company,” “JGGC,” “we,” “us” or “our” refer to the business of Jaguar Global Growth Corporation I prior to the consummation of the business combination.

On April 21, 2021, our Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration for an aggregate of 5,750,000 Founder Shares. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 25% of the issued and outstanding shares upon completion of the IPO. In July 2021, our Sponsor transferred an aggregate of 125,000 Founder Shares to five of our directors and an aggregate of 75,000 Founder Shares to one or more advisors. On January 27, 2022, we effected a share capitalization with respect to our Founder Shares of 1,916,667 shares thereof, resulting in our initial shareholders holding an aggregate of 7,666,667 Founder Shares. All Founder Shares will automatically convert into JGGC Class A Ordinary Shares upon completion of our initial business combination.

Our Sponsor purchased an aggregate of 12,450,000 JGGC Private Placement Warrants for a purchase price of $1.00 per whole warrant ($12,450,000) in a private placement that closed simultaneously with the closing of the IPO. As such, our Sponsor’s interest in this transaction is valued at $12,450,000. Each JGGC Private Placement Warrant entitles the holder to purchase one JGGC Class A Ordinary Share at $11.50 per share, subject to adjustment. The JGGC Private Placement Warrants (including the JGGC Class A Ordinary Shares issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until 30 days after the completion of our initial business combination.

We currently maintain our executive offices at 601 Brickell Key Drive, Suite 700, Miami, Florida, 33131. The cost for our use of this space is included in the $10,000 per month fee we will pay to our Sponsor or an affiliate of our Sponsor for office space, utilities and secretarial and administrative services, commencing on the date that our securities were first listed on Nasdaq. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

No compensation of any kind, including finder’s and consulting fees, will be paid to our Sponsor, officers and directors, or their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, officers, directors or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

On April 21, 2021, we issued a promissory note to our Sponsor and an affiliate of our Sponsor, pursuant to which we could borrow up to an aggregate principal amount of $300,000. On April 21, 2021, we borrowed $150,000 under the promissory note. On November 8, 2021, we completed a draw of $100,000 on the promissory note. The outstanding note payable balance immediately after the draw was $250,000. On December 31, 2021, the promissory note matured per the original terms which was payable on earlier of (i) December 31, 2021 and (ii) the completion of the IPO. On January 20, 2022, we entered into an amendment of the promissory note. Under the terms of the amended and restated promissory note, the payment date of December 31, 2021 set forth in the promissory note was mutually waived and the maturity date was amended to the earlier of (i) June 30, 2022 and (ii) the completion of the IPO. The outstanding loan of $250,000 was repaid upon the closing of the IPO out of the offering proceeds that has been allocated for the payment of offering and other expenses (other than underwriting commissions) and amounts held outside of the Trust Account.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the JGGC Private Placement Warrants, including as to exercise price, exercisability and exercise period. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor, its affiliates or our management team as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

We have entered into a registration and shareholder rights agreement pursuant to which our initial shareholders will be entitled to certain registration rights with respect to the JGGC Private Placement Warrants, the warrants issuable upon conversion of working capital loans (if any) and the JGGC Class A Ordinary Shares issuable upon exercise of the foregoing and upon conversion of the Founder Shares, and, upon consummation of our initial business combination, for our Sponsor to nominate three individuals for appointment to our board of directors, as long as our Sponsor holds any securities covered by the registration and shareholder rights agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, our Sponsor entered into the Sponsor Support Agreement, pursuant to which our Sponsor has agreed to, among other things: (i) certain restrictions on transfer relating to its ordinary shares of JGGC prior to the Closing as set forth therein, (ii) not redeem any of its shares of JGGC in connection with the vote to approve the Proposed Transactions or any proposal to extend the date by which JGGC must complete an initial business combination, (iii) vote in favor of the Merger and the other transactions and against any alternative transaction, (iv) waive certain anti-dilution provisions contained in JGGC’s governing documents in connection with the Merger and (v) subject 1,916,667 New PubCo Ordinary Shares received by our Sponsor at Closing to vesting (or forfeiture if such shares have not vested prior to the expiration of the Specified Period upon the later of (A) the date that is one hundred eighty (180) days after the Closing and (B) the VWAP for New PubCo Ordinary Shares being at least $12.50 for 20 Trading Days within any 30-day consecutive Trading Day period during the Specified Period.

Related Party Policy

Our related party transactions policy provides for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chairperson of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

CERTAIN GLAAM AND NEW PUBCO RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Unless the context otherwise requires, all references in this subsection to “we,” “us” or “our” refer to the business of GLAAM Co., Ltd. prior to the consummation of the Business Combination and to the business of New PubCo and its subsidiaries following the consummation of the Business Combination.

GLAAM

Related Party Financings

Bio X Transactions

GLAAM and Bio X Co., Ltd. (“Bio X”), a company founded by Ho Joon Lee, GLAAM’s co-founder, and for which Mr. Lee formerly acted as Chief Executive Officer, entered into 12 loan agreements during the period from January 4, 2023 to March 9, 2023, where the effective period for each agreement was one year, whereby Bio X lent an aggregate of ~~W~~1,737,000,000 to GLAAM, accruing at a rate of 5% per annum. As of March 20, 2023, an aggregate of ~~W~~364,638,196, including accrued interest, was outstanding under the loan agreement.

On May 21, 2022, GLAAM entered into a supply agreement with Bio X. Per the agreement, GLAAM supplied G-Glass in the amount of ~~W~~600,000,000 to Bio X on June 30, 2022.

Houngki Kim Credit Agreement

GLAAM and Houngki Kim, GLAAM’s co-founder, entered into a credit agreement dated January 10, 2023, that provides for a revolving line of credit to GLAAM in an amount of ~~W~~1,094,000,000 with no interest and no maturity date. As of March 20, 2023, an aggregate of ~~W~~2,389,569,800 was outstanding under the credit agreement.

Ho Joon Lee Loan Agreement

GLAAM and Mr. Lee, GLAAM’s co-founder, entered into a loan agreement dated July 21, 2021, whereby Mr. Lee lent an aggregate of ~~W~~25,000,000 to GLAAM, accruing at a rate of 5% per annum and maturing July 20, 2023. As of December 31, 2022, an aggregate of ~~W~~ [●], including accrued interest, was outstanding under the loan agreement.

G-Smatt America Financings

G-Smatt America Co., Ltd., a partly owned subsidiary of GLAAM (“G-Smatt America”), and GLAAM entered into a loan agreement dated April 5, 2018, whereby GLAAM lent an aggregate of $795,500 to G-Smatt America, accruing at a rate of 5% per annum and maturing April 23, 2023. As of December 31, 2022, an aggregate of $976,024, including accrued interest, was outstanding under the loan agreement.

G-Smatt America and G-Frame Co., Ltd., a wholly-owned subsidiary of GLAAM (“G-Frame”), entered into a loan agreement dated July 18, 2018, whereby G-Frame lent an aggregate of $170,000 to G-Smatt America, accruing at a rate of 5% per annum and maturing July 18, 2023. As of December 31, 2022, an aggregate of $204,076, including accrued interest, was outstanding under the loan agreement.

G-Smatt America and G-SMATT Europe Limited, a partly-owned subsidiary of GLAAM (“G-SMATT Europe”), entered into a loan agreement dated March 26, 2020, whereby G-SMATT Europe let an aggregate of $242,885.47 to G-Smatt America, accruing at a rate of 5% per annum and maturing September 29, 2023. As of December 31, 2022, an aggregate of $267,451, including accrued interest, was outstanding under the loan agreement.

G-SMATT Europe Financings

G-SMATT Europe and Orhan Ertughrul, G-SMATT Europe’s Managing Director, entered into a loan agreement dated January 31, 2021, whereby Mr. Ertughrul lent an aggregate of £ 256,316.98 to G-SMATT

Europe, accruing at a rate of 5% per annum and maturing January 31, 2024. As of December 31, 2022, an aggregate of £ 256,067, including accrued interest, was outstanding under the loan agreement.

G-SMATT Europe and GLAAM entered into a loan agreement dated May 11, 2018, whereby GLAAM lent an aggregate of £682,000 to G-SMATT Europe, accruing at a rate of 5% per annum and maturing May 11, 2023. As of December 31, 2022, an aggregate of £ 875,687, including accrued interest, was outstanding under the loan agreement.

Korea Networks

Korea Networks was an affiliate company that sold and leased G-TAINER, and supplied it during the Pyeongchang Olympics. GLAAM provided financial support to Korea Networks. However, due to the lack of business activity following the outbreak of COVID-19, Korea Networks was forced to close down in October 2022. GLAAM has completed a 100% write-off of the loan to Korea Networks.

Related Party Transactions

G-SMATT Japan

For the years ended December 31, 2022 and December 31, 2021, GLAAM had sales to G-SMATT Japan Corporation (“G-SMATT Japan”) of $[●] and $1,392, respectively, consisting of [●]. For the years ended December 31, 2022 and December 31, 2021, GLAAM incurred other expense to G-SMATT Japan of $[●] and $8,997, respectively, for borrowing from G-Smatt Japan.

As of December 31, 2022 and December 31, 2021, GLAAM had accounts receivable from G-SMATT Japan of $[●] and $543,403, respectively, related to the balances of account receivable from $25,416 in 2020 and $517,987 in 2019, respectively. As of December 31, 2022 and December 31, 2021, GLAAM had borrowings from G-SMATT Japan of $[●] and 173,313, respectively, pursuant to [●]. As of December 31, 2022 and December 31, 2021, GLAAM had other payables to G-SMATT Japan of $[●] and $17,611, respectively, for accumulated unpaid interest due to borrowing from G-Smatt Japan.

G-Smatt America

For the years ended December 31, 2022 and December 31, 2021, GLAAM had sales to G-Smatt America of $[●] and $931,568, respectively, consisting of $495,945 for Project Pier 17 and $435,623 for Project Centercal Riverton. For the years ended December 31, 2022 and December 31, 2021, GLAAM had other income from G-Smatt America of $[●] and $40,750, respectively, related to interest income from loan to GLAAM America. For the years ended December 31, 2022 and December 31, 2021, GLAAM had incurred other expense paid to G-Smatt America of $[●] and $225,759, respectively, for the expense, $31,290 of using the local aging facility and the product claim expense, $194,469 for the Project MMOF.

As of December 31, 2022 and December 31, 2021, GLAAM had accounts receivable from G-Smatt America of $[●] and $699,495, respectively, related to the balance of accounts receivable. As of December 31, 2022 and December 31, 2021, GLAAM had loans to G-Smatt America of $[●] and $795,447, respectively, pursuant to seven times loans for working capital of GLAAM America during the period from Apr. 5, 2018 to Apr. 23, 2021. As of December 31, 2022 and December 31, 2021, GLAAM had other receivables from America of $[●] and $142,126, respectively, related to accumulated unpaid interest from the loan to GLAAM America. As of December 31, 2022 and December 31, 2021, GLAAM had other payables to G-Smatt America of $[●] and $230,730, related to pre-paid receivable of 70% of the Project MMOF.

G-SMATT Hong Kong

For the years ended December 31, 2022 and December 31, 2021, GLAAM had sales to G-SMATT Hong Kong Limited (“G-SMATT Hong Kong Limited”) of $[●] and $1,342, respectively, consisting of [●]. For the years ended December 31, 2022 and December 31, 2021, GLAAM incurred other expenses to G-SMATT Hong Kong of $[●] and $66,435, respectively, for HK$500,000 due to a product claim.

Korea Networks

As of December 31, 2021, GLAAM had loans to Korea Networks of $3,797,838, pursuant to payment from the loan agreement between GLAAM and affiliates for working capital executed on September 20, 2018. As of December 31, 2021, GLAAM had other receivables from Korea Networks of $902,640 for accumulated unpaid interest from the loan to Korea Networks. Korea Networks ceased its operation on October 19, 2022. GLAAM wrote off all of its receivables from Korea Networks amounting $4,700,479 as of December 31, 2021.

New PubCo

Registration Rights Agreement

See the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination—Registration Rights Agreement.”

Statement of Policy Regarding Transactions with Related Persons

New PubCo will adopt a formal written policy that will be effective upon the Closing providing that New PubCo’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of New PubCo’s share capital, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with New PubCo without the approval of New PubCo’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section of this proxy statement/prospectus entitled “New PubCo Management Following the Business Combination—Nominating and Corporate Governance Committee.”

NEW PUBCO MANAGEMENT FOLLOWING THE BUSINESS COMBINATION

Management and Board of Directors

At the effective time of the Business Combination, the current director of New Pubco will resign, the total number of directors of New Pubco will be increased to seven persons.

The following table sets forth certain information, as of the date of this proxy statement/prospectus, concerning the persons who are expected to serve as directors, officers and significant employees of New PubCo following the completion of the Business Combination.

Name	Age	Position(s)
Dr. Ho Joon Lee	50	Director, Chief Executive Officer
Keong Rae Kim	64	Chief Financial Officer
Young Woo Lee	50	Chief Technology Officer
Dr. Orhan Ertughrul	55	Chief Operating Officer
Gary R. Garrabrant	65	Director
Michael B. Berman	64	Independent Director
Craig M. Hatkoff	68	Independent Director
Betty W. Liu	50	Independent Director

The officers of New PubCo and the board of directors of New PubCo following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of New PubCo’s officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

New PubCo believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide New PubCo with a diverse range of perspectives and judgment necessary to facilitate the goals of New PubCo and be good stewards of capital.

Executive Officers and Directors

Dr. Ho Joon Lee is the Chief Executive Officer of GLAAM, which he co-founded in 2011. While at GLAAM, Dr. Lee has been the driving force behind the innovation, commercialization, and business development of GLAAM’s products and has been the chief strategist of building a leading and innovative, large-scale architecture media wall company. Dr. Lee is also the overall architect of the Company’s position as a fully vertically integrated architectural media glass company with offices and installations across APAC, EMEA, and North America. He has overseen the capital raise of over $185 million for the Company, established partnerships with industry leaders, such as LG Electronics and Cushman & Wakefield, and won numerous awards for GLAAM’s product and solutions. In addition, Dr. Lee founded, and formerly served as the Chief Executive Officer of, Bio X Co., Ltd., a South Korean investment company focusing on early-stage funding of companies in the fields of biotechnology and synthetic biology. In 2003, Dr. Lee founded, and formerly served as the Chief Executive Officer of, M3 Capital Partners Asia, an investment advisor in Korea. Prior to M3 Capital Partners, Dr. Lee was a Senior Analyst (Director) at JP Morgan’s Investment Bank’s Equity Research Team in Hong Kong between 1999 and 2007. At JP Morgan, Dr. Lee covered market and financial analysis, initial public offerings and investments for companies in the technology, media and communications industries as well as the internet market in China. He took on central roles in Nasdaq listing projects for Webzen, Ninetowns, China Finance

Online, Widerthan and numerous others. Dr. Lee was nominated multiple times as the “Best Analyst” in surveys conducted by AsiaMoney and Maeil Economic Daily for Institutional Investors. Dr. Lee holds a Ph.D. in Biochemistry from Gonville and Caius College, Cambridge University in the United Kingdom. In addition, Dr. Lee holds an MPhil in biochemistry and B.A. in natural science, both from Cambridge University in the United Kingdom.

Keong Rae Kim was the CFO in charge of accounting, tax, and other management duties at the time of Dr. Ho Joon Lee’s co-founding of GLAAM in 2011. Since 2019, he has been serving as CEO of GLAAM.” Since the establishment of GLAAM (“the Company”), he has overseen mainly financial, accounting and day to day management activities of the Company. In this process, he borrowed funds from banks and attracted investments from leading domestic investment banks such as Samsung Securities. In addition, he collaborated with engineers to plan and develop a product called G-Tainer in order to standardize the product and improve market accessibility, contributing to the early commercialization of the Company’s products. Prior to joining the Company, he worked as a certified public accountant (CPA) at firms such as WooDuk Tax Corporation and Ahnjin Accounting Corporation, where he conducted accounting audits, management consulting, and tax advisory services for large corporations such as Lotte Department Store Company, as well as numerous small and medium-sized enterprises, leveraging his CPA qualification. In 1998, Mr. Keong Rae Kim was commissioned by the Korea Housing Association to establish and enact new regulations on accounting treatment for rental housing, in order to address the difficulties faced by companies (represented by Booyoung) engaged in rental housing business during Korea’s IMF bailout. Over the course of a year, he successfully performed this task, resulting in the newly established regulations which are still in effect today. He was also awarded a commendation by the Minister of Construction and Transportation at the time for his contribution. Mr. Keong Rae Kim graduated from the Department of Business Administration at Hanyang University and began his career in 1984 by joining the Financial Supervisory Service, where he gained a wealth of knowledge and experience in related fields. Even today, his past experience continues to be of great help to him.

Young Woo Lee joined GLAAM in 2015 and currently serves as the CTO, overseeing the manufacturing operation of the Pyeongtaek Plant. During his tenure at GLAAM, Mr. Lee has been responsible for developing materials for G-Glass, developing equipment, establishing manufacturing processes, and stabilizing production through the implementation of quality systems. He also played a leading role in establishing G-Frame, leading the development and implementation of printing machines, thermal strengthening furnaces, and insulating glazing machines, while also conducting process setting. Before joining GLAAM in 2015 as a Chief Technology Officer and running the Pyeongtaek Plant, Mr. Lee Young-woo worked at Hansung Elcomtec Co. Ltd., a primary partner of Samsung Electronics and LG Electronics from 2000 to 2011. There, he led the development of new businesses for mobile phone parts, manufacturing components such as EL sheets for LCD backlighting, BLUs for mobile phones, and EL keypads for mobile phones. He also conducted business in LED lighting. During this period, he gained a variety of experiences, such as design, material development, equipment design, circuit development, production process setting and operation, quality system establishment, technology sales, cooperation with partner companies, overseas assignments for outsourcing, applications and management of patents. In 2012, based on the radiation heat technology using carbon nanotubes, Mr. Young Woo Lee established Mikwang Envitech Co. Ltd., a company specializing in LED lighting. While running the LED lighting company until the end of 2014, he was able to gain additional experience beyond practical work. Mr. Lee Young-woo earned his bachelor’s degree in Chemistry and a master’s degree in Molecular Science and Technology from Ajou University in South Korea.

Dr. Orhan Ertughrul is the Executive Managing Director of GLAAM’s UK subsidiary G-Smatt Europe which he joined in 2017. Dr. Ertughrul has been instrumental in productifying GLAAM’s offering and in developing product roadmaps and marketing programs. Dr. Ertughrul has over 20 years of experience as a product management professional and has held several senior roles, including founding several companies. He has eight years of experience in start-ups and extensive product marketing experience, including being a Principle Consultant at BioX Clan, a Korean early stage investor. Prior to GLAAM, Dr. Ertughrul was a Product Manager for Data Center Products at Comstor UK. Prior, Dr. Ertughrul was a Director of DSP Value Programs at

Consona Corporation, 2007-2010. Dr. Ertughrul was Director of Product Development at Chello, of UPC Broadband, a Liberty Global company, 2000-2006. Dr. Ertughrul holds a Ph.D. in Molecular Biology from St Edmund’s College, Cambridge University, M.Sc. in Computer Science from Newcastle University, and an M.Sc./ARCS in Biotechnology from Imperial College London.

Gary R. Garrabrant is the Chairperson and Chief Executive Officer of JGGC. Mr. Garrabrant is the Chief Executive Officer and co-founder of Jaguar, as well as JGP. Mr. Garrabrant has been the Chief Executive Officer of Jaguar, as well as JGP since their formation in 2013. Prior to the creation of Jaguar, Mr. Garrabrant co-founded Equity International in 1999 and was Chief Executive Officer and Director from 1996 to 2012. He was the principal architect of Equity International, providing strategic direction and overseeing all of the company’s activities and investment portfolio. From 1996 to 1999, Mr. Garrabrant was Executive Vice President of Equity Group Investments, responsible for private investments and capital markets, leading the acquisition of California Real Estate Investment Trust and the creation of Capital Trust. Previously Mr. Garrabrant co-founded Genesis Realty Capital Management and held leadership roles in the investment banking divisions of Chemical Bank and Bankers Trust Company. Mr. Garrabrant served as Chairperson, Vice Chairperson and Director of a number of companies spanning multiple continents across various sectors, including office, industrial and retail property, logistics, homebuilding, specialty finance, investment management and hospitality. Mr. Garrabrant is a former member of the University of Cambridge Real Estate Finance Advisory Board and the University of Notre Dame Mendoza College of Business Advisory Council, where he conceived and established the Garrabrant International Internship Program. He is a former Advisory Board member of the Kellogg Institute for International Studies at Notre Dame. He is a member of the Misericordia Advisory Board and the Endowment Investment Committee, a trustee of the Naples Children & Education Foundation (sponsor of the Naples Winter Wine Festival), a member of the Peconic Land Trust President’s Council and a supporter of the Ovarian Cancer Translational Gene Program at Mount Sinai Medical Center. Mr. Garrabrant graduated from the University of Notre Dame with a B.B.A. in Finance and completed the Dartmouth Institute at Dartmouth College. Mr. Garrabrant is well qualified to serve as director because he brings decades of leadership and knowledge drawing from his experiences as Chief Executive Officer and co-founder of both Equity International and JGP. He has a strong track record of investing and building companies in diversified sectors including logistics, retail, homebuilding, hospitality, healthcare, specialty finance, real estate and technology.

Michael Berman is the Chief Executive Officer of MB Capital Associates, a private company focused on public and private investments and consultancy assignments. From 2011 to 2018, Mr. Berman was the Chief Financial Officer and Executive Vice President of GGP, Inc., where he was responsible for capital markets, finance, treasury, accounting, tax, technology, investor relations and corporate communications functions. Mr. Berman served as Executive Vice President and Chief Financial Officer of Equity LifeStyle Properties (NYSE: ELS) from September 2003 until November 2011. He was responsible for ELS’s capital markets, finance, treasury, accounting, tax, technology, and investor relations functions. Mr. Berman is a member of the board of directors and the Audit Committee Chair of Brixmor Property Group Inc. (NYSE: BRX). He is a member of the board of directors, the Audit Committee Chair and a member of the governance and nominating committee of Skyline Champion Corp. (NYSE: SKY), one of the nation’s largest factory-built housing companies. Mr. Berman was also a member of the board of directors and member of the audit and compensation committees of Mack-Cali Realty Corporation (NYSE: CLI), from 2020 to 2021. Mr. Berman was employed in the investment banking department of Merrill Lynch & Co. from 1988 through 2002 and was an associate professor at the New York University Real Estate Institute in 2003. Mr. Berman holds an M.B.A. from Columbia University Graduate School of Business, a J.D. from Boston University School of Law and a bachelor’s degree from Binghamton University in New York.

Craig Hatkoff has served as Executive Chairperson of LEX Markets, a real estate and alternative asset fintech start-up, since April 2019. Mr. Hatkoff is nominated to become a director for Monmouth Real Estate Investment Corporation. Mr. Hatkoff has served on the board of directors of SL Green Realty Corp. (NYSE: SLG), a public real estate investment trust and the largest owner of commercial real estate in Manhattan since 2011. He also serves as the Chairperson of Turtle Pond Publications. Previously, Mr. Hatkoff was the Co-Head

of the Real Estate Investment Banking Unit of Chemical Bank and served as a director of Subversive Capital Acquisition Corp. (NEOSVX: U), a cannabis focused SPAC which acquired CMG Partners Inc. and Left Coast Ventures, Inc. Mr. Hatkoff served on the board of directors Colony Capital, Inc. (NYSE: CLNY), a public real estate investment trust that focuses on global digital infrastructure from 2019 to 2021. He served as a director of Taubman Centers, Inc. (NYSE: TCO), a real estate investment trust engaged in the ownership, management and leasing of retail properties, from 2004 to 2019. Mr. Hatkoff also co-founded the Tribeca Film Festival in 2002. Mr. Hatkoff was a Co-Founder and director of Capital Trust, Inc., a real estate investment management company, from 1997 to 2010.

Betty W. Liu, is the Chairperson, President, and Chief Executive Officer for D and Z Media Acquisition Corp. Ms. Liu is a highly accomplished entrepreneur, journalist, producer, and corporate executive with more than 25 years of professional experience working domestically and internationally. Her extensive background in financial journalism and professional education content, and later as a senior executive at Intercontinental Exchange (ICE), has provided Ms. Liu connectivity and access to C-suite executives and directors across a variety of industries and geographies, domestically and internationally, particularly in Asia. Ms. Liu most recently served as the Executive Vice Chairperson of the NYSE Group and Chief Experience Officer for NYSE’s parent company, ICE. She was also a member of the NYSE Group board of directors from 2018 to 2020. Ms. Liu oversaw the NYSE’s digital marketing operations, including customer-centric messaging, branding, digital events, and other core growth initiatives that were linear to the company’s long-term strategy. In this capacity, Ms. Liu directly managed the development of the Investor Access series, and monthly C-suite engagement events, which collectively brought together more than 1,600 senior executives of some of the largest publicly listed companies, including senior executives within the media and ed-tech sectors. In addition to her role in marketing and strategy, through her role at the NYSE, Ms. Liu was actively involved in more than 25 initial public offerings, including some of the largest listings in recent history for companies such as Uber (NYSE: U), Pinterest (NYSE: PINS), and Tencent Music (NYSE: TME). Because of her background and connectivity, Ms. Liu was closely consulted and heavily involved in the planning process for several media and technology businesses as they evaluated considerations regarding becoming a public company. Prior to ICE, Ms. Liu served as the Founder and Chief Executive Officer of Radiate, an online, subscription-based ed-tech company focused on leadership, business, and personal development strategies for millennial managers and executives. As the Founder, Ms. Liu led day-to-day operations of the business and scaled the platform from concept to more than 20,000 monthly active professional subscribers in less than two years. Ms. Liu led the company through multiple rounds of venture-backed capital raises from notable venture capital investors, such as RSE Ventures and University Ventures. Radiate was acquired by ICE in 2018.

Family Relationships

There are no family relationships between any of the persons that are expected to serve as the executive officers and directors of New PubCo following the completion of the Business Combination.

Board Composition

The business and affairs of New PubCo will be organized under the direction of its board of directors. The primary responsibilities of the board of directors of New PubCo will be to provide oversight, strategic guidance, counseling and direction to management. The board of directors of New PubCo will meet on a regular basis and additionally as required.

In accordance with the terms of the Proposed Governing Documents, which will be effective upon the consummation of the Business Combination, the board of directors of New PubCo may establish the authorized number of directors from time to time by resolution. The board of directors of New PubCo will consist of seven (7) members upon the consummation of the Business Combination. Each of the directors will continue to serve as a director until the appointment and qualification of his or her successor or until his or her earlier death, resignation or removal. Vacancies on the board of directors can be filled by resolution of the board of directors. The board of directors will be divided into three classes, each serving staggered, three-year terms:

•	the Class I directors will be [●], and their terms will expire at the first annual general meeting;

•	the Class II directors will be [●], and their terms will expire at the second annual general meeting; and

•	the Class III directors will be [●], and their terms will expire at the third annual general meeting.

As a result of the staggered board, only one class of directors will be appointed at each annual general meeting, with the other classes continuing for the remainder of their respective terms.

Arrangements for Election of Directors and Members of Management

Following the Business Combination, there will be no arrangements or understandings with major shareholders or others pursuant to which any of our executive officers or directors are selected.

Corporate Governance Practices

After the closing of the Business Combination, we will be a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act. As a foreign private issuer we will be permitted to comply with Cayman Islands corporate governance practices in lieu of the otherwise applicable Nasdaq corporate governance rules, provided that we disclose the Nasdaq requirements we will not follow and the equivalent Cayman Islands requirements with which we will comply instead.

We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the selective disclosure rules by issuers of material nonpublic information under Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosure of material non-public information by issuers; and

•	regularly scheduled executive sessions with only independent directors each year.

We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.

Director Independence

Subject to the “foreign private issuer exemption,” the Nasdaq corporate governance rules require that a majority of the board of directors of U.S. domestic companies listed on Nasdaq be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, stockholder, shareholder, or officer of an organization that has a relationship with the listed company).

Cayman Islands corporate governance practices do not require a majority of the board of directors to be independent. However, we will not rely on the “foreign private issuer exemption” from Nasdaq’s requirement that a majority of our board of directors be independent. Upon completion of the Business Combination, New PubCo anticipates that the size of its board of directors will be 7 directors, 5 of whom will qualify as independent directors as defined in the Nasdaq corporate governance rules.

Risk Oversight

New PubCo’s board of directors will oversee the risk management activities designed and implemented by its management. New PubCo’s board of directors will execute its oversight responsibility both directly and through its committees. New PubCo’s board of directors will also consider specific risk topics, including risks associated with its strategic initiatives, business plans and capital structure. New PubCo’s management, including its executive officers, are primarily responsible for managing the risks associated with the operation and business of New PubCo and will provide appropriate updates to the board of directors and the audit committee. New PubCo’s board of directors will delegate to the audit committee oversight of its risk management process, and its other committees will also consider risk as they perform their respective committee responsibilities. All committees will report to New PubCo’s board of directors as appropriate, including when a matter rises to the level of material or enterprise risk.

Committees of the Board of Directors

Upon consummation of the Business Combination, New PubCo will establish a separately standing audit committee, nominations and corporate governance committee and compensation committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors of New PubCo when the board of directors of New PubCo deems it necessary or advisable to address specific issues. Copies of New PubCo’s committee charters will be posted on New PubCo’s website, as required by applicable SEC and Nasdaq rules. The information contained on, or that may be accessed through, JGGC’s, GLAAM’s and New PubCo’s website is not part of, and is not incorporated into, this proxy statement/prospectus or the registration statement of which it forms a part.

Audit Committee

Under Nasdaq corporate governance rules, we will be required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Following the completion of the Business Combination, New PubCo will establish an audit committee, which is expected to be comprised of [●], [●] and [●]. [●] is expected to serve as the chairperson of the audit committee. All members of New PubCo’s audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. New PubCo’s board of directors is expected to determine that each of [●], [●] and [●] is an audit committee financial expert as defined by the SEC rules and is financially literate as defined by Nasdaq corporate governance rules.

New PubCo’s board of directors is expected to determine that each member of the audit committee will be independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

New PubCo’s board of directors will adopt an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the SEC rules and Nasdaq corporate governance rules. These responsibilities include:

•	overseeing New PubCo’s accounting and financial reporting process;

•

appointing, compensating, retaining, overseeing the work, and terminating the relationship with New PubCo’s independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services for New PubCo;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	discussing with New PubCo’s independent registered public accounting firm any audit problems or difficulties and management’s response;

•

pre-approving all audit and non-audit services provided to New PubCo by its independent registered public accounting firm (other than those provided pursuant to appropriate preapproval policies established by the audit committee or exempt from such requirement under the rules of the SEC);

•	reviewing and discussing New PubCo’s annual and quarterly financial statements with management and New PubCo’s independent registered public accounting firm;

•	discussing New PubCo’s risk management policies;

•	reviewing and approving or ratifying any related person transactions;

•	reviewing management’s reports;

•	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	reviewing the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on New PubCo’s financial statements;

•	assessing and monitoring risk exposures, as well as the policies and guidelines to risk management process;

•

establishing procedures for the receipt, retention and treatment of complaints received by New PubCo regarding accounting, internal accounting controls or auditing matters, and for the confidential and anonymous submission by New PubCo’s employees of concerns regarding questionable accounting or auditing matters;

•	periodically reviewing and reassessing the adequacy of the audit committee charter;

•	periodically meeting with management, the internal audit team and the independent auditors, separately; and

•	preparing any audit committee report required by SEC rules.

Compensation Committee

New PubCo’s compensation committee will be responsible for, among other things:

•

reviewing and approving corporate goals and objectives with respect to the compensation of New PubCo’s Chief Executive Officer, evaluating New PubCo’s Chief Executive Officer’s performance in light of these goals and objectives and setting New PubCo’s Chief Executive Officer’s compensation;

•	reviewing and setting or making recommendations to New PubCo’s board of directors regarding the compensation of New PubCo’s other executive officers;

•	reviewing and making recommendations to the New PubCo’s board of directors regarding director compensation;

•	reviewing and approving or making recommendations to New PubCo’s board of directors regarding New PubCo’s incentive compensation and equity-based plans and arrangements; and

•	appointing and overseeing any compensation consultants.

New PubCo’s compensation committee is expected to consist of [●], [●] and [●], with [●] serving as chair. The board of directors of New PubCo expects to determine that Michael B. Berman, Craig M. Hatkoff and Betty W. Liu qualify as “independent” under Nasdaq’s additional standards applicable to compensation committee members.

Compensation Committee Interlocks and Insider Participation

No anticipated member of the compensation committee was at any time during fiscal year 2022, or at any other time, one of New PubCo’s officers or employees. None of New PubCo’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of New PubCo’s board of directors or member of New PubCo’s compensation committee.

Nominating and Corporate Governance Committee

New PubCo’s nominating and corporate governance committee will be responsible for, among other things:

•

identifying individuals qualified to become members of the board of directors of New PubCo and ensure the board of directors of New PubCo has the requisite expertise and consists of persons with sufficiently diverse and independent backgrounds;

•	recommending to the board of directors of New PubCo the persons to be nominated for election as directors and to each committee of the board of directors of New PubCo;

•

developing and recommending to the board of directors of New PubCo corporate governance guidelines, and reviewing and recommending to the board of directors of New PubCo proposed changes to our corporate governance guidelines from time to time; and

•	overseeing the annual evaluations of the board of directors of New PubCo, its committees and management.

Our nominating and corporate governance committee is expected to consist of [●], [●] and [●], with [●] serving as chair. The board of directors of New PubCo expects to determine that the members of our nominating and corporate governance committee qualify as “independent” under Nasdaq rules applicable to nominating and corporate governance committee members.

The New PubCo Board may from time to time establish other committees.

Code of Ethics

New PubCo will adopt a Code of Ethics that applies to all of its employees, officers, and directors. This includes New PubCo’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The Code of Ethics will be available on New PubCo’s website upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New PubCo intends to disclose on its website any future amendments of the Code of Ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or directors from provisions in the Code of Ethics.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. The Proposed Governing Documents that will be adopted upon completion of the Business Combination provide for indemnification of New PubCo’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, New PubCo intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under Cayman Islands law, subject to certain exceptions contained in those agreements. New PubCo will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the Business Combination that insures New PubCo’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures New PubCo against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against New PubCo’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against New PubCo’s officers and directors, even though such an action, if successful, might otherwise benefit New PubCo and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent New PubCo pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

New PubCo believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

DESCRIPTION OF NEW PUBCO SECURITIES

The following description of the material terms of the securities of New PubCo following the completion of the Business Combination includes a summary of specified provisions of the Proposed Governing Documents that will be in effect upon completion of the Business Combination. This description is qualified by reference to the Proposed Governing Documents as will be in effect upon consummation of the Business Combination, substantially in the form attached to this proxy statement/prospectus as Annex C and incorporated in this proxy statement/prospectus by reference. In this section, the terms “we”, “our” or “us” refer to New PubCo following the completion of the Business Combination.

Authorized Capitalization

New PubCo is a Cayman Islands exempted company (company number 397836) and its affairs are governed by the Proposed Governing Documents, the Companies Act and the common law of the Cayman Islands. New PubCo is authorized to issue [●] ordinary shares, $0.0001 par value each, and [[●] preference shares, $[●] par value each].

New PubCo currently has only one class of issued ordinary shares, which have identical rights in all respects and rank equally with one another.

New PubCo expects to have approximately [●] New PubCo Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination, excluding contingent shares and assuming no Public Shareholders exercise their redemption rights in connection with the Business Combination.

New PubCo Ordinary Shares

Holders of New PubCo Ordinary Shares will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors.

Holders of New PubCo’s ordinary shares will not have any conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the New PubCo Ordinary Shares.

Dividends

Subject to the foregoing and the Companies Act, the payment of cash dividends in the future, if any, will be at the discretion of New PubCo’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, New PubCo’s overall financial condition, available distributable reserves and any other factors deemed relevant by New PubCo’s board of directors.

Liquidation

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of New PubCo Ordinary Shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Differences in Company Law

Cayman Islands exempted companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two thirds of the voting shares voted at a general meeting) of the shareholders of each company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar of Companies of the Cayman Islands is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies of the Cayman Islands will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands courts to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by shareholders representing three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at an annual general meeting, or extraordinary general meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Cayman Islands courts. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to receive payment in cash for the judicially determined value of the shares), which would otherwise ordinarily be available to dissenting shareholders of United States corporations.

Squeeze-out Provisions

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands courts, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ Suits

Conyers Dill & Pearman LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of Civil Liabilities

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

We have been advised by Conyers Dill & Pearman LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special Considerations for Exempted Companies

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The Proposed Governing Documents permit indemnification of officers and directors for any liability, action, proceeding, claim, demand, costs damages or expenses, including legal expenses, incurred in their capacities as such unless such liability (if any) arises from actual fraud, willful neglect or willful default which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in the Proposed Governing Documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Proposed Governing Documents

Some provisions of the Proposed Governing Documents may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Proposed Governing Documents for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	directors should not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Proposed Governing Documents provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Proposed Governing Documents do not permit our shareholders to requisition either an annual general meeting or an extraordinary general meeting, or to put forth a proposal at a general meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, the Proposed Governing Documents do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Proposed Governing Documents, directors may be removed only for “cause” by a special resolution (being, in this case, a majority of seventy-five per cent of the voting shares voted at a general meeting) of our shareholders. “Cause” for removal of a director shall be deemed to exist only if (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been found by the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board of directors called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such director’s duties to the company in a matter of substantial importance to the company, provided that such director shall be entitled to attend the applicable meeting and be heard on the motion for his removal; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform their obligations as a director) at any time before the expiration of their term notwithstanding anything in the Proposed Governing Documents or in any agreement between the company and such director (but without prejudice to any claim for damages under such agreement). A director will also cease to be a director if he or she (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) the director absents himself or herself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of directors without special leave of absence from the directors, and the directors pass a resolution that he or she has by reason of such absence vacated office; or (v) the director is prohibited by applicable law or Nasdaq, the SEC and/or any other competent regulatory authority or otherwise under applicable law from being a director.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the Business Combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution;  Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Proposed Governing Documents, if the Company is wound up, the liquidator of our company may distribute the assets with the sanction of a special resolution of the shareholders and any other sanction required by law.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under the Proposed Governing Documents, if our share capital is divided into more than one class of shares, the rights attached to any such class may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, the Proposed Governing Documents may only be amended by a special resolution of the shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by the Proposed Governing Documents on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Proposed Governing Documents governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, or other rights or restrictions.

Inspection of Books

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records.

Directors

Appointment

The Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the board of Directors. At the first annual general meeting of the Company, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three years. At the second annual general meeting of the Company, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three years. At the third annual general meeting of the Company, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three years. At each succeeding annual general meeting of the Company, Directors shall be elected for a full term of three years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

There is no cumulative voting with respect to the appointment of directors.

Warrants

New PubCo Public Warrants

Each whole New PubCo Public Warrant entitles the registered holder to purchase one New PubCo Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, as it will be assumed by New PubCo, a holder of New PubCo Public Warrants may exercise its New PubCo Public Warrants only for a whole number of New PubCo Ordinary Shares. This means only a whole New PubCo Public Warrant may be exercised at a given time by a holder of New PubCo Public Warrants. No fractional JGGC Public Warrants will be issued upon separation of the JGGC Units. Only whole New PubCo Public Warrants will trade. Accordingly, unless you hold at least two JGGC Units, you will not be able to receive or trade a whole warrant. The New PubCo Public Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. Notwithstanding the foregoing, New PubCo may lower the warrant exercise price or extend the duration of the exercise period of the New PubCo Converted Warrants without the consent of the registered holders of the New PubCo Converted Warrants.

New PubCo will not be obligated to deliver any New PubCo Ordinary Shares pursuant to the exercise of a New PubCo Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the New PubCo Ordinary Shares underlying the New PubCo Public Warrants is then effective and a prospectus relating thereto is current, subject to New PubCo satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No New PubCo Public Warrant will be exercisable and New PubCo will not be obligated to issue a New PubCo Ordinary Share upon exercise of a warrant unless the New PubCo Ordinary Share issuable upon such New PubCo Public Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the New PubCo Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a New PubCo Public Warrant, the holder of such New PubCo Public Warrant will not be entitled to exercise such New PubCo Public Warrant and such New PubCo Public Warrant may have no value and expire worthless. In no event will New PubCo be required to net cash settle any New PubCo Public Warrant. In the event that a registration statement is not effective for the exercised New PubCo Public Warrant, the purchaser of a JGGC Unit will have paid the full purchase price for the JGGC Unit solely for the New PubCo Ordinary Share issued upon exchange of the Class A ordinary share underlying such JGGC Unit in the Merger.

New PubCo will agree that as soon as practicable, but in no event later than twenty business days after the closing of the Business Combination, it will use its commercially reasonable efforts to file with the SEC a new registration statement for the registration, under the Securities Act, of the New PubCo Ordinary Shares issuable upon exercise of the New PubCo Converted Warrants, and New PubCo will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the Closing, and to maintain the effectiveness of such registration statement and a current prospectus relating to those New PubCo Ordinary Shares until the New PubCo Converted Warrants expire or are redeemed, as specified in the warrant agreement; provided that if New PubCo’s Ordinary Shares are at the time of any exercise of a New PubCo Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New PubCo may, at its option, require holders of New PubCo Public Warrants who exercise their New PubCo Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New PubCo so elects, New PubCo will not be required to file or maintain in effect a registration statement, but New PubCo will use its commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

If a registration statement covering the New PubCo Ordinary Shares issuable upon exercise of the New PubCo Converted Warrants is not effective by the 60th day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when New PubCo will have failed to maintain an effective registration statement, exercise New PubCo Converted Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of New PubCo Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of New PubCo Ordinary Shares underlying the New PubCo Converted Warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the New PubCo Converted Warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the New PubCo Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $18.00. Once the New PubCo Converted Warrants become exercisable, New PubCo may redeem the outstanding New PubCo Converted Warrants (except as described herein with respect to the New PubCo Private Warrants):

•	in whole and not in part;

•	at a price of $0.01 per New PubCo Converted Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each holder of New PubCo Converted Warrants; and

•

if, and only if, the closing price of the New PubCo Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before New PubCo sends the notice of redemption to the holders of New PubCo Converted Warrants.

New PubCo will not redeem the New PubCo Converted Warrants as described above unless a registration statement under the Securities Act covering the issuance of the New PubCo Ordinary Shares issuable upon exercise of the New PubCo Converted Warrants is then effective and a current prospectus relating to those New PubCo Ordinary Shares is available throughout the 30-day redemption period. If and when the New PubCo Converted Warrants become redeemable by New PubCo, New PubCo may exercise our redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

JGGC established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the New PubCo Converted Warrant exercise price. If the foregoing conditions are satisfied and New PubCo issues a notice of redemption of the New PubCo Converted Warrants, each holder will be entitled to exercise his, her or its New PubCo Converted Warrant prior to the scheduled redemption date. However, the price of the New PubCo Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New PubCo Converted Warrant as described under the heading “—Anti-Dilution Adjustments”) as well as the $11.50 (for whole shares) New PubCo Converted Warrant exercise price after the redemption notice is issued.

Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $10.00. Once the New PubCo Converted Warrants become exercisable, New PubCo may redeem the outstanding New PubCo Converted Warrants:

•	in whole and not in part;

•

at $0.10 per New PubCo Converted Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their New PubCo Converted Warrants on a cashless basis prior to redemption and receive that number of New PubCo Ordinary Shares determined by reference to the table below, based on the redemption date and the “fair market value” of New PubCo’s Ordinary Shares (as defined below) except as otherwise described below;

•

if, and only if, the closing price of New PubCo’s Ordinary Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New PubCo Converted Warrant as described under the heading “—Anti-Dilution Adjustments”) for any 20 trading days within the 30-trading day period ending three trading days before New PubCo sends the notice of redemption to the holders New PubCo Converted Warrants; and

•

if the closing price of the New PubCo Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which New PubCo sends the notice of redemption to the holders of New PubCo Converted Warrants is less than $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a New PubCo

Converted Warrant as described under the heading “—Anti-Dilution Adjustments”), the New PubCo Private Warrants must also be concurrently called for redemption on the same terms as the outstanding New PubCo Public Warrants, as described above.

Beginning on the date the notice of redemption is given until the New PubCo Converted Warrants are redeemed or exercised, holders may elect to exercise their New PubCo Converted Warrants on a cashless basis. The numbers in the table below represent the number of New PubCo Ordinary Shares that a holder of New PubCo Converted Warrants will receive upon such cashless exercise in connection with a redemption by New PubCo pursuant to this redemption feature, based on the “fair market value” of New PubCo’s Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their New PubCo Converted Warrants and such New PubCo Converted Warrants are not redeemed for $0.10 per New PubCo Converted Warrant), determined for these purposes based on volume weighted average price of New PubCo Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of New PubCo Converted Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the New PubCo Converted Warrants, each as set forth in the table below. New PubCo will provide holders of New PubCo Converted Warrants with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of New PubCo Ordinary Shares issuable upon exercise of a New PubCo Converted Warrant or the exercise price of a New PubCo Converted Warrant is adjusted as set forth under the heading “—Anti-Dilution Adjustments” below. If the number of New PubCo Ordinary Shares issuable upon exercise of a New PubCo Converted Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of New PubCo Ordinary Shares deliverable upon exercise of a New PubCo Converted Warrant immediately prior to such adjustment and the denominator of which is the number of New PubCo Ordinary Shares deliverable upon exercise of a warrant as so adjusted. The number of New PubCo Ordinary Shares in the table below shall be adjusted in the same manner and at the same time as the number of New PubCo Ordinary Shares issuable upon exercise of a New PubCo Converted Warrant. If the exercise price of a New PubCo Converted Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “—Anti-Dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “—Anti-Dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a New PubCo Converted Warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Ordinary Shares
	<$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	>$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of New PubCo Ordinary Shares to be issued for each New PubCo Converted Warrant exercised will be determined by a straight-line interpolation between the number of New PubCo Ordinary Shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of New PubCo’s Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the New PubCo Converted Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the New PubCo Converted Warrants, holders may choose to, in connection with this redemption feature, exercise their New PubCo Converted Warrants for 0.277 New PubCo Ordinary Shares for each whole New PubCo Converted Warrant.

For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of New PubCo’s Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the New PubCo Converted Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the New PubCo Converted Warrants, holders may choose to, in connection with this redemption feature, exercise their New PubCo Converted Warrants for 0.298 New PubCo Ordinary Shares for each whole New PubCo Converted Warrant. In no event will the New PubCo Converted Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 New PubCo Ordinary Shares per New PubCo Converted Warrant (subject to adjustment). Finally, as reflected in the table above, if the New PubCo Converted Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by New PubCo pursuant to this redemption feature, since they will not be exercisable for any New PubCo Ordinary Shares.

This redemption feature is structured to allow for all of the outstanding New PubCo Converted Warrants to be redeemed when the New PubCo Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of New PubCo Ordinary Shares is below the exercise price of the New PubCo Converted Warrants. JGGC established this redemption feature to provide the post-business combination company with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their New PubCo Converted Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their New PubCo Converted Warrants based on an option pricing model with a fixed volatility input as of the date of the registration statement for JGGC’s IPO. This redemption right provides New PubCo with an additional mechanism by which to redeem all of the outstanding New PubCo Converted Warrants, and therefore have certainty as to its capital structure as the New PubCo Converted Warrants would no longer be outstanding and would have been exercised or redeemed. New PubCo will be required to pay the applicable redemption price to holders of New PubCo Converted Warrants if it chooses to exercise this redemption right and it will allow New PubCo to quickly proceed with a redemption of the New PubCo Converted Warrants if it determines it is in its best interest to do so. As such, New PubCo would redeem the New PubCo Converted Warrants in this manner when it believes it is in its best interest to update its capital structure to remove the New PubCo Converted Warrants and pay the redemption price to the holders of New PubCo Converted Warrants.

As stated above, New PubCo can redeem the New PubCo Converted Warrants when the New PubCo Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to New PubCo’s capital structure and cash position while providing holders of New PubCo Converted Warrants with the opportunity to exercise their New PubCo Converted Warrants on a cashless basis for the applicable number of New PubCo Ordinary Shares. If New PubCo chooses to redeem the New PubCo Converted Warrants when the New PubCo Ordinary Shares are trading at a price below the exercise price of the New PubCo Converted Warrants, this could result in the holders of New PubCo Converted Warrants receiving fewer New PubCo Ordinary Shares than they would have received if they had been able to wait to exercise their New PubCo Converted Warrants for New PubCo Ordinary Shares if and when such New PubCo Ordinary Shares were trading at a price higher than the exercise price of $11.50.

No fractional New PubCo Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a New PubCo Ordinary Share, New PubCo will round down to the nearest whole number of the number of New PubCo Ordinary Shares to be issued to the holder. If, at the time of redemption, the New PubCo Converted warrants are exercisable for a security other than the New PubCo Ordinary Shares pursuant to the warrant agreement, the New PubCo Converted Warrants may be exercised for such security. At such time as the New PubCo Converted Warrants become exercisable for a security other than the New PubCo Ordinary Shares, New PubCo (or the surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures. A holder of a New PubCo Converted Warrant may notify New PubCo in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such New PubCo Converted Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the New PubCo Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding New PubCo Ordinary Shares is increased by a capitalization or share dividend paid in New PubCo Ordinary Shares, to all or substantially all holders of New PubCo Ordinary Shares or by a sub-division of New PubCo Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, sub-division or similar event, the number of New PubCo Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding New PubCo Ordinary Shares. A rights offering made to all or substantially all holders of New PubCo

Ordinary Shares entitling holders to purchase New PubCo Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of New PubCo Ordinary Shares equal to the product of (i) the number of New PubCo Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New PubCo Ordinary Shares) and (ii) one minus the quotient of (x) the price per New PubCo Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for New PubCo Ordinary Shares, in determining the price payable for New PubCo Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of New PubCo Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the New PubCo Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New PubCo, at any time while the New PubCo Converted Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to all or substantially all of the holders of the New PubCo Ordinary Shares on account of such New PubCo Ordinary Shares (or other securities into which the New PubCo Converted Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the New PubCo Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of New PubCo Ordinary Shares issuable on exercise of each New PubCo Converted Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the New PubCo Converted Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each New PubCo Ordinary Share in respect of such event.

If the number of outstanding New PubCo Ordinary Shares is decreased by a consolidation, combination, reverse share division or reclassification of New PubCo Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share division, reclassification or similar event, the number of New PubCo Ordinary Shares issuable on exercise of each New PubCo Converted Warrant will be decreased in proportion to such decrease in outstanding New PubCo Ordinary Shares.

Whenever the number of New PubCo Ordinary Shares purchasable upon the exercise of the New PubCo Converted Warrants is adjusted, as described above, the New PubCo Converted Warrant exercise price will be adjusted by multiplying the New PubCo Converted Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of New PubCo Ordinary Shares purchasable upon the exercise of the New PubCo Converted Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of New PubCo Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) JGGC issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by JGGC’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of the JGGC Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day of Closing (such price, the “Market Value”) is below $9.20 per share, the exercise price of the New PubCo Converted Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above under “—Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $18.00” and “—Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above under “—Redemption of New PubCo Converted Warrants when the price per New PubCo Ordinary Share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

In case of any reclassification or reorganization of the outstanding New PubCo Ordinary Shares (other than those described above or that solely affects the par value of such New PubCo Ordinary Shares), or in the case of any merger or consolidation of New PubCo with or into another corporation (other than a consolidation or merger in which New PubCo is the continuing corporation and that does not result in any reclassification or reorganization of New PubCo’s outstanding New PubCo Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New PubCo as an entirety or substantially as an entirety in connection with which New PubCo is dissolved, the holders of the New PubCo Converted Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the New PubCo Converted Warrants and in lieu of the New PubCo Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of New PubCo Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the New PubCo Converted Warrants would have received if such holder had exercised their New PubCo Converted Warrants immediately prior to such event.

However, if the holders of New PubCo Ordinary Shares would have been entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each New PubCo Converted Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding New PubCo Ordinary Shares, the holder of a New PubCo Converted Warrant will be entitled to receive (upon the exercise of the New PubCo Converted Warrant) the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such warrant holder had exercised the New PubCo Converted Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the New PubCo Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of New PubCo Ordinary Shares in such a transaction is payable in the form of New PubCo Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the New PubCo Converted Warrant properly exercises the New PubCo Converted Warrant within thirty days following public disclosure of such transaction, the New PubCo Converted Warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the New PubCo Converted Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the New PubCo Converted Warrants when an extraordinary transaction occurs during the exercise period of the New PubCo Converted Warrants pursuant to which the holders of the New PubCo Converted Warrants otherwise do not receive the full potential value of the New PubCo Converted Warrants.

The JGGC Warrants were, and the New PubCo Converted Warrants will be, issued in registered form under a warrant agreement which provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the warrants and the warrant agreement set forth in the final prospectus for JGGC’s IPO, or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants. In connection with the Business Combination, the warrant agreement will be assumed by New PubCo pursuant to the Assignment, Assumption and Amendment Agreement. The warrant agreement may be amended with the vote or written consent of the holders of at least 50% of the then-outstanding New PubCo Public Warrants and New PubCo Private Warrants, voting together as a single class, to allow for the warrants to be classified as equity in New PubCo’s financial statements. The approval by the holders of at least 50% of the then-outstanding New PubCo Public Warrants is required to make any other amendment or change that adversely affects the interests of the registered holders.

The holders of New PubCo Converted Warrants will not have the rights or privileges of holders of New PubCo Ordinary Shares and any voting rights until they exercise their New PubCo Converted warrants and receive New PubCo Ordinary Shares. After the issuance of New PubCo Ordinary Shares upon exercise of the New PubCo Converted Warrants, each holder will be entitled to one vote for each New PubCo Ordinary Share held of record on all matters to be voted on by shareholders.

The warrant agreement will provide that, subject to applicable law, any action, proceeding or claim against New PubCo arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and New PubCo will irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but will not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Enforceability of Civil Liability under Cayman Islands Law

New PubCo has been advised by Conyers Dill & Pearman LLP, its Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize, or enforce against New PubCo, judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against New PubCo predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is recent Privy Council authority (which is binding on the Cayman Islands court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the Courts’ discretion. Those cases have now been considered by the Cayman Islands court. The Cayman Islands court was not asked to consider the specific question of whether a judgment of a bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for active assistance of overseas bankruptcy proceedings. We understand that the Cayman Islands court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Anti-Money Laundering—Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection—Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of our rights and obligations under any purchase agreements;

•	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

PRICE RANGE OF SECURITIES AND DIVIDENDS

JGGC

Price Range of JGGC Securities

The JGGC Units, JGGC Class A Ordinary Shares, JGGC Rights and JGGC Public Warrants are currently listed on Nasdaq under the symbols “JGGCU,” “JGGC,” “JGGCR,” and “JGGCW,” respectively. Holders of the JGGC Units, JGGC Class A Ordinary Shares, JGGC Rights and JGGC Public Warrants should obtain current market quotations for their securities. The market price of JGGC’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus, there was [●] holders of record of the JGGC Units, [●] holders of record of the JGGC Class A Ordinary Shares, [●] holders of record of the JGGC Class B Ordinary Shares, [●] holders of record of the JGGC rights, [●] holders of record of the JGGC Public Warrants and [●] holders of record of the JGGC Private Placement Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose JGGC Units, JGGC Class A Ordinary Shares, JGGC Rights and JGGC Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

JGGC has not paid any cash dividends on its JGGC Class A Ordinary Shares to date and does not intend to pay any cash dividends prior to consummation of the initial business combination. The payment of cash dividends in the future will be dependent upon New PubCo revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of the Business Combination. The payment of any cash dividends following the consummation of the Business Combination will be within the discretion of New PubCo’s board of directors at such time.

GLAAM

Market Price of GLAAM Securities

Market price information regarding GLAAM is not provided because there is no public market for GLAAM’s securities. See “GLAAM’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

New PubCo

Market Price of New PubCo Securities

Market price information regarding New PubCo is not provided because there is no public market for New PubCo’s securities.

Dividend Policy of New PubCo Following the Business Combination

New PubCo does not intend to pay cash dividends after the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New PubCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the board of directors at such time. If New PubCo incurs any indebtedness, New PubCo’s ability to declare dividends may be limited by restrictive covenants New PubCo may agree to in connection therewith.

NEW PUBCO SECURITIES ELIGIBLE FOR FUTURE RESALE

Upon completion of the Business Combination, New PubCo will have [●] New PubCo Ordinary Shares authorized and, based on the assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination”, [●] New PubCo Ordinary Shares issued and outstanding, in the No Redemption Scenario, [●] New PubCo Ordinary Shares issued and outstanding, in the Interim Redemption Scenario, and [●] New PubCo Ordinary Shares issued and outstanding in the Maximum Redemption Scenario.

Other than as set forth below under “Lock-up Period,” all of the New PubCo Ordinary Shares issued in connection with the Business Combination will be freely transferable without restriction or further registration under the Securities Act. Sales of substantial amounts of the New PubCo Ordinary Shares in the public market could adversely affect prevailing market prices of the New PubCo Ordinary Shares. Prior to the Business Combination, there has been no public market for New PubCo Ordinary Shares. New PubCo will apply for listing of the New PubCo Ordinary Shares on Nasdaq, but New PubCo cannot assure you that a regular trading market will develop in the New PubCo Ordinary Shares.

Registration Rights

In connection with the Closing, the RRA Parties will enter into the Registration Rights Agreement, pursuant to which, among other things, the RRA Parties will be granted certain customary registration rights, demand rights and piggyback rights with respect to their respective New PubCo Ordinary Shares. The Registration Rights Agreement will, effective as of the Closing, amend and restate the current registration rights agreement, dated February 10, 2022, by and among JGGC, the Sponsor and other holders of JGGC Securities party thereto and will require New PubCo to, among other things, file a resale registration statement on behalf of the RRA Parties as soon as practicable but no later than 30 days after the Closing. The Registration Rights Agreement will also provide certain demand rights and piggyback rights to the RRA Parties, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The Registration Rights Agreement includes customary indemnification provisions. New PubCo will agree to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

Lock-up Period

Pursuant to the Registration Rights Agreement, and subject to certain customary exceptions, each RRA Party shall agree that, during the period beginning on the date of Closing and ending on the 180th day thereafter, such RRA Party will not, directly or indirectly: (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities (as defined in the Registration Rights Agreement); (b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities; or (c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

Vesting

See the section of this proxy statement/prospectus entitled “The Business Combination Agreement—Consideration to be Received in the Business Combination—GLAAM Founder Earn-Out.”

See the section of this proxy statement/prospectus entitled “Certain Agreements Related to the Business Combination—Sponsor Support Agreement.”

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”) and subject to the requirements set forth under “—Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies”, a person who has beneficially owned restricted New PubCo Ordinary Shares or New PubCo Warrants for at least six months would be entitled to sell their securities, provided that (a) such person is not deemed to have been an affiliate of New PubCo at the time of, or at any time during the three months preceding, a sale and (b) New PubCo is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New PubCo was required to file reports) preceding the sale.

Persons who have beneficially owned restricted New PubCo Ordinary Shares or New PubCo Warrants for at least six months but who are affiliates of New PubCo at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New PubCo Ordinary Shares then outstanding; or

•	the average weekly reported trading volume of the New PubCo Ordinary Shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New PubCo under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New PubCo.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the initial shareholders will be able to sell their Founder Shares pursuant to Rule 144 without registration one year after the Closing.

New PubCo anticipates that following the Closing, JGGC and New PubCo will no longer be shell companies, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to JGGC, GLAAM and New PubCo regarding (i) the beneficial ownership of JGGC’s Ordinary Shares as of [●], 2023 (pre-Business Combination) and (ii) the expected beneficial ownership following the consummation of the Business Combination (post-Business Combination) of New PubCo Ordinary Shares (assuming a “no redemptions” scenario and a “maximum redemptions” scenario as described below) by:

•	each of JGGC’s current executive officers and directors, and all executive officers and directors of JGGC as a group, in each case pre-Business Combination;

•	each person who will become a named executive officer or director of New PubCo, and all executive officers and directors of New PubCo as a group, in each case post-Business Combination;

•	each person who is known to be the beneficial owner of more than 5% of a class of JGGC Ordinary Shares pre-Business Combination; and

•	each person who is expected to be the beneficial owner of more than 5% of a class of New PubCo Ordinary Shares post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, JGGC and GLAAM believe that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

The beneficial ownership of JGGC Ordinary Shares pre-Business Combination is based on 23,000,000 JGGC Class A Ordinary Shares and 7,666,667 Founder Shares issued and outstanding as of                  , 2023.

The expected beneficial ownership of New PubCo Ordinary Shares post-Business Combination assumes three scenarios: (i) no Public Shares are redeemed, (ii) 11,500,000 JGGC Class A Ordinary Shares, or 50% of the Public Shares, are redeemed and, (iii) 23,000,000 JGGC Class A Ordinary Shares, or 100% of the Public Shares, are redeemed in addition to the other assumptions set forth under “Presentation of Certain Assumptions Relating to the Business Combination.” Based on the foregoing assumptions, we have estimated that there would be [●] New PubCo Ordinary Shares issued and outstanding in the “no redemptions” scenario, [●] New PubCo Ordinary Shares issued and outstanding in the “interim redemptions” scenario, and [●] New PubCo Ordinary Shares issued and outstanding in the “maximum redemptions” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The expected beneficial ownership percentages set forth below include (A) New PubCo warrants, which will become exercisable within 30 days after the Closing and (B) the Founder Shares, which at Closing will convert on a one-for-one basis into New PubCo Ordinary Shares.

	Pre-Business Combination(2)		Post-Business Combination Assuming No Redemption				Post-Business Combination Assuming Interim Redemption				Post-Business Combination Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number	Percentage	Number		Percentage		Number		Percentage		Number		Percentage
JGGC Officers, Directors and Five Percent or More Holders Pre-Business Combination:(1)
Jaguar Global Growth Partners I, LLC (Sponsor)(3)	7,466,667	24.3%	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Gary Garrabrant(3)	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Thomas J. McDonald(3)	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Thomas D. Hennessy(3)	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
M. Joseph Beck(3)	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Anthony R. Page	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Michael B. Berman	25,000	*	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Craig M. Hatkoff	5,000	*	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Jason H. Lee	25,000	*	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Martha Notaras	25,000	*	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Christine Zhao	25,000	*	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
All officers and directors of JGGC as a group (10 individuals)	125,000	*	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Executive Officers and Directors of New PubCo Post-Business Combination:([●])
Keong Rae Kim	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Young Woo Lee	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Dr. Orhan Ertughrul	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Gary R. Garrabrant	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Dr. Ho Joon Lee	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Michael B. Berman	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Craig M. Hatkoff	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Betty W. Liu	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
All executive officers and directors of New PubCo as a group ([●] individuals)	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
Five Percent or More Holders of New PubCo Post-Business Combination:([●])
[●]			[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]
[●]	—	—	[	●]	[	●]	[	●]	[	●]	[	●]	[	●]

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of our shareholders is 601 Brickell Key Drive, Suite 700, Miami, Florida 33131.

(2)	Interests shown consist solely of Founder Shares, which at Closing will convert on a one-for-one basis into New PubCo Ordinary Shares.
(3)

Represents shares held in the name of the Sponsor. JGG SPAC Holdings LLC (“JGG”) and HC Jaguar Partners I LLC (“HC”) are the managing members of the Sponsor and have voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Gary R. Garrabrant and Thomas J. McDonald are the managing members of JGG. JGG is owned by Gary R. Garrabrant and Thomas J. McDonald. HC is owned by Thomas D. Hennessy, M. Joseph Beck and Daniel Hennessy. Mr. Garrabrant, Mr. McDonald, Mr. Hennessy and Mr. Beck share equally in the voting and investment discretion with respect to the Founder Shares held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Founder Shares held directly by the Sponsor. Each of JGG, HC, Gary R. Garrabrant, Thomas J. McDonald, Thomas D. Hennessy, M. Joseph Beck and Daniel Hennessy disclaim beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

ADDITIONAL INFORMATION

Submission of Future Shareholder Proposals

The JGGC board of directors is aware of no other matter that may be brought before the Extraordinary General Meeting. JGGC does not expect to hold a 2023 annual general meeting because it will not be a separate public company if the Business Combination is completed. Alternatively, if JGGC does not consummate a business combination by August 10, 2023, JGGC is required to begin the dissolution process provided for in its amended and restated memorandum and articles of association, as amended. JGGC will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Shareholder Communications

Shareholders and interested parties may communicate with the JGGC board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Jaguar Global Growth Corporation I, 601 Brickell Key Drive, Suite 700, Miami, Florida 33131. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, JGGC and servicers that JGGC employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, JGGC will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/ prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that JGGC deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify JGGC of their requests by calling or writing to Morrow Sodali LLC, our proxy solicitor at:

[●]

Toll Free: [●]

Collect: [●]

Email: [●]

Enforceability of Civil Liabilities Under U.S. Securities Laws

New PubCo is an exempted company incorporated under the laws of the Cayman Islands with limited liability. A majority of the directors and executive officers of New PubCo, and certain of the experts named in this proxy statement/prospectus are residents of non-United States jurisdictions and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them, in original actions or in actions for enforcement of judgments of United States courts, liabilities predicated upon the United States federal securities laws.

New PubCo has been advised by its Cayman Islands legal counsel, Conyers Dill & Pearman LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against New PubCo judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against New PubCo predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. There is Privy Council authority (the decisions of which Court are binding on the Cayman Islands Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be capable of being enforced without applying the principles outlined above, subject to the limitations of the domestic Court’s insolvency regime. However, subsequent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Islands Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should, in appropriate circumstances, be enforced by applying the principles set out above, and not for instance by the simple exercise of the Courts’ discretion. Those cases have been considered by the Cayman Islands Court. The Cayman Islands Court was not asked to consider the specific question of whether a judgment of a foreign bankruptcy court in an adversary proceeding would be enforceable in the Cayman Islands, but it did endorse the need for the provision of active assistance of overseas bankruptcy proceedings. New PubCo understands that the Cayman Islands Court’s decision in that case has been appealed and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

Legal Matters

The validity of the New PubCo Securities to be issued in connection with the Business Combination and certain other Cayman Islands legal matters will be passed upon for New PubCo by Conyers Dill & Pearman LLP, Cayman Islands counsel to New PubCo. Certain legal matters relating to U.S. law will be passed upon for New PubCo and GLAAM by White & Case LLP. Certain legal matters as to U.S. law will be passed upon for Exchange Sub and JGGC by Paul Hastings LLP. Certain legal matters as to Cayman Islands law will be passed upon for JGGC by Maples and Calder (Cayman) LLP.

Experts

The financial statements for JGGC as of and for the year ended December 31, 2022, and as of and for the period from March 31, 2021 (inception) through December 31, 2021, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement/prospectus, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

The consolidated financial statements of GLAAM as of December 31, 2022 and December 31, 2021, and for the years ended December 31, 2022 and 2021, appearing in this proxy statement/prospectus, have been so included in reliance on the report of CKP, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

JGGC is subject to the informational requirements of the Exchange Act, and is required to file reports, any proxy statements and other information with the SEC. You can read JGGC’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact us by telephone or in writing:

Jaguar Global Growth Corporation I

601 Brickell Key Drive, Suite 700

Miami, FL 33131United States

Tel: (646) 663-4945

You may also obtain these documents by requesting them in writing or by telephone from Morrow Sodali LLC, JGGC’s proxy solicitor, at the following address and telephone number:

Toll Free: [●]

Email: [●]

None of JGGC, New PubCo, Exchange Sub or GLAAM has authorized anyone to provide you with information that differs from that contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as on any date other than the date of this proxy statement/prospectus, and neither the mailing of this proxy statement/prospectus to JGGC Shareholders nor the consummation of the Business Combination shall create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

GLAAM does not have a class of equity securities registered under the Securities Exchange Act of 1934 and does not file reports or other information with the SEC.

If you are a shareholder of JGGC and would like to request documents, please do so by [●], 2023, in order to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to JGGC has been supplied by JGGC, and all such information relating to GLAAM has been supplied by GLAAM. Information provided by either JGGC or GLAAM does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of JGGC for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or GLAAM that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Jaguar Global Growth Corporation I

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Jaguar Global Growth Corporation I (the “Company”) as of December 31, 2021, the related statements of operations, changes in shareholders’ deficit and cash flows for the period from March 31, 2021 (inception) through December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from March 31, 2021 (inception) through December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2021.

New York, New York

March 31, 2022

PCAOB ID Number 100

JAGUAR GLOBAL GROWTH CORPORATION I

BALANCE SHEET

DECEMBER 31, 2021

ASSETS
Current assets:
Cash	$33,640
Prepaid expenses	3,070

Total current assets	36,710
Deferred offering costs associated with proposed public offering	396,046

Total assets	$432,756

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$26,780
Accrued expenses	167,037
Due to related party	3,893
Note payable	250,000

Total liabilities	447,710

Commitments and Contingencies
Shareholders’ Deficit
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,666,667 shares issued and outstanding (1)	767
Additional paid-in capital	24,233
Accumulated deficit	(39,954)

Total shareholders’ deficit	(14,954)

Total Liabilities and Shareholders’ Deficit	$432,756

(1)	This number includes an aggregate of up to 1,000,000 Class B shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 6).

On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in our initial shareholders holding an aggregate of 7,666,667 founder shares.

The accompanying notes are an integral part of these financial statements.

JAGUAR GLOBAL GROWTH CORPORATION I

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MARCH 31, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Formation and operating costs	$39,954

Net loss	(39,954)

Weighted average shares outstanding of Class B ordinary shares, basic and diluted (1)	6,666,667

Basic and diluted net loss per share, Class B ordinary shares	$(0.01)

(1)	This number excludes an aggregate of up to 1,000,000 Class B shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 6).

On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in our initial shareholders holding an aggregate of 7,666,667 founder shares.

The accompanying notes are an integral part of these financial statements.

JAGUAR GLOBAL GROWTH CORPORATION I

STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE PERIOD FROM MARCH 31, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

	Class B		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance as of March 31, 2021 (inception)	—	$—	$—	$—	$—
Issuance of ordinary shares to Sponsor (1)	7,666,667	767	24,233	—	25,000
Net loss	—	—	—	(39,954)	(39,954)

Balance as of December 31, 2021	7,666,667	$767	$24,233	$(39,954)	$(14,954)

(1)	This number includes an aggregate of up to 1,000,000 Class B shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 6).

On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in our initial shareholders holding an aggregate of 7,666,667 founder shares.

The accompanying notes are an integral part of these financial statements.

JAGUAR GLOBAL GROWTH CORPORATION I

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MARCH 31, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Cash Flows from Operating Activities
Net Loss	$(39,954)
Adjustments to reconcile net loss to net cash used in operating activities:
Formation and operating expenses funded by related party	3,893
Prepaid expenses	(3,070)
Accrued offering and formation costs	25,428

Net cash used in operating activities	(13,703)

Cash Flows from Financing Activities
Proceeds from issuance of ordinary shares to Sponsor	25,000
Proceeds from note payable	250,000
Offering costs paid	(227,657)

Net cash provided by financing activities	47,343

Net increase in cash	33,640
Cash - beginning of period	—

Cash - end of period	$33,640

Supplemental disclosure of noncash investing and financing activities:
Deferred offering costs included in accounts payable	$26,780

Deferred offering costs included in accrued offering costs and expenses	$141,609

The accompanying notes are an integral part of these financial statements.

JAGUAR GLOBAL GROWTH CORPORATION I

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND LIQUIDITY

Organization and General

Jaguar Global Growth Corporation I (the “Company”) is a blank check company incorporated in Cayman Islands on March 31, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2021, the Company had not commenced any operations. All activity for the period from March 31, 2021 (inception) through December 31, 2021 relates to the Company’s formation and the proposed initial public offering and efforts to identify and complete a business combination, described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

On February 15, 2022, the Company consummated its Initial Public Offering of 23,000,000 units (the “Units”), including the issuance of 3,000,000 Units as a result of the underwriter’s exercise of its over-allotment option. Each Unit consists of one Class A ordinary share of the Company, par value $0.0001 per share (the “Class A Ordinary Shares”), and one-half of one redeemable warrant (rights are included inside the warrant, each holder of a right will receive one-twelfth (1/12) of a Class A ordinary share upon consummation of the Company’s initial business combination, see Note 7 for details) of the Company (each whole warrant, a “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000, which is described in Note 3. The Company’s sponsor is Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (the “Sponsor”).

Each holder of a right will receive one-twelfth (1/12) of a Class A ordinary share upon consummation of the Company’s initial business combination. In the event that the Company will not be the survivor upon completion of its initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-twelfth (1/12) share underlying each right (without paying any additional consideration) upon consummation of the business combination. If the Company is unable to complete an initial business combination within the required time period and the Company liquidates the funds held in the trust account, holders of rights will not receive any of such funds for their rights, and the rights will expire worthless. No fractional shares will be issued upon conversion of any rights. As a result, a rights holder must have 12 rights in order to receive a Class A ordinary share at the closing of the Company’s initial Business Combination.

Simultaneously with the closing of the Initial Public Offering and pursuant to the private placement warrants purchase agreement, the Company completed the private sale of 12,450,000 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $12,450,000, which is described in Note 5.

Following the closing of the Initial Public Offering on February 15, 2022, an amount of $234,600,000 ($10.20 per Unit) of the proceeds from the Initial Public Offering and the sale of the Private Placement Warrants, comprised of $230,000,000 of the proceeds from the Initial Public Offering (which includes $8,050,000 of the underwriter’s deferred fees) and $12,450,000 of the proceeds of the sale of Private Placement Warrants, was placed in a U.S.-based trust account (the “Trust Account”) at J.P. Morgan Chase Bank, N.A. maintained by Continental Stock Transfer & Trust Company, acting as trustee. The funds in the Trust Account will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the Initial Public Offering and the sale of the Private Placement Warrants held in the Trust Account will not be released from the Trust Account until the earliest of: (i) the completion of the Initial Business Combination; (ii) the redemption of the Class A Ordinary Shares included in the Units (the “Public Shares”) if the Company is unable to complete the Initial Business Combination within 18 months from the closing of the Initial Public Offering, subject to applicable law; or (iii) the redemption of the Public Shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the Initial Business Combination or to redeem 100% of the Public Shares if the Company has not consummated the Initial Business Combination within 18 months from the closing of the Initial Public Offering or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held in Trust and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company only intends to complete a Business Combination if the post-transaction company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Public Offering, management has agreed that an amount equal to at least $10.20 per Unit sold in the Proposed Public Offering, including the proceeds from the sale of the private placement warrants and the sale of forward purchase units, will be held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company will provide the holders (the “Public Shareholders”) of the Company’s issued and outstanding Class A ordinary shares, par value $0.0001 per share, sold in the Proposed Public Offering (the “Public Shares”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholders meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.20 per Public Share). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” If the Company seeks shareholder approval, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in connection with a Business Combination in an amount that would cause its net tangible assets to be less than $5,000,001. If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem the Public Shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders (as defined below) have agreed to vote their Founder Shares (as defined below in Note 5) and any Public Shares purchased during or after the Proposed Public Offering in favor of a Business Combination. In addition, the initial shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares, without the prior consent of the Company. The holders of the Founder Shares (the “initial shareholders”) have agreed not to propose an amendment to the Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within 18 months from the closing of the Proposed Public Offering (the “Combination Period”) and the Company’s shareholders have not amended the Memorandum and Articles of Association to extend such Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

The initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial shareholders acquire Public Shares in or after the Proposed Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public

Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters of the Company’s initial public offering have agreed to waive their rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement (a “Target”), reduce the amount of funds in the Trust Account to below (i) $10.20 per Public Share or (ii) the lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of interest which may be withdrawn to pay taxes, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Company’s sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Liquidity and Capital Resources

As of December 31, 2021, the Company had $33,640 in cash and a working capital deficiency of $411,000. Prior to the completion of the Initial Public Offering, the Company’s liquidity needs had been satisfied through a contribution of $25,000 from its Sponsor in exchange for the issuance of the Founder Shares and the loan of up to $250,000 from the Sponsor pursuant to the Note (see Note 5). The Note was repaid on February 15, 2022, upon the closing of the Initial Public Offering out of the offering proceeds. Subsequent to the Initial Public Offering, the Company has sufficient cash held outside of the Trust Account to meet its obligations. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).

Based on the foregoing, management believes that the Company will have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $33,640 in cash and no cash equivalents as of December 31, 2021.

Deferred Offering Costs Associated with the Proposed Public Offering

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be allocated to the Class A ordinary shares upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal Depository Insurance Corporation coverage limit of $250,000. As of December 31, 2021, the Company had not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet primarily due to its short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

Level 1- Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2- Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets of liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3- Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or noncurrent based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Net Loss Per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. Weighted average shares were reduced for the effect of an aggregate of 1,000,000 Class B ordinary shares that are subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (see Note 6). As of December 31, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

See Note 7 for a description of the rights of holders of each class of the Company’s ordinary shares. The Company’s basic and diluted loss per share are calculated as follows:

For The Period From March 31, 2021 (Inception) Through December 31, 2021
Allocation of net loss	$(39,954)
Weighted average shares outstanding	6,666,667

Basic and diluted net loss per ordinary share	$(0.01)

On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in the Company’s initial shareholders holding an aggregate of 7,666,667 founder shares. On February 11, 2022, the underwriters fully exercised the over-allotment option; thus, the 1,000,000 Founder Shares are no longer subject to forfeiture.

Income Taxes

The Company follows the guidance for accounting for income taxes under FASB ASC 740, “Income Taxes.” ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2021, there were no unrecognized tax benefits and no amounts were accrued for the payment of interest and penalties.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, “Debt—Debt with Conversion and Other Options,” which among other things adds certain specific requirements to achieve equity classification and/or qualify for the derivative scope exception for contracts indexed to an entity’s own equity, which is expected to result in more freestanding instruments and embedded features to qualify for equity accounting treatment. The new standard is effective for companies that are SEC filers (except for Smaller Reporting Companies) for fiscal years beginning after December 15, 2021 and interim periods within that year, and two years later for other companies. Companies can early adopt the standard at the start of a fiscal year beginning after December 15, 2020. The standard can either be adopted on a modified retrospective or a full retrospective basis. The Company is currently reviewing the newly issued standard and does not believe it will materially impact the Company.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering on February 15, 2022, the Company sold 23,000,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one Class A Ordinary Share, one right and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment (See Note 7). Each right entitles the holder thereof to receive one-twelfth (1/12) of one Class A Ordinary Share upon the consummation of the initial Business Combination.

Each holder of a right will receive one-twelfth (1/12) of a Class A ordinary share upon consummation of the Company’s initial business combination. In the event that the Company will not be the survivor upon completion of its initial business combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-twelfth (1/12) share underlying each right (without paying any additional consideration) upon consummation of the business combination. If the Company is unable to complete an initial business combination within the required time period and the Company liquidates the funds held in the trust account, holders of rights will not receive any of such funds for their rights, and the rights will expire worthless. No fractional shares will be issued upon conversion of any rights. As a result, a rights holder must have 12 rights in order to receive a Class A ordinary share at the closing of the Company’s initial business combination (see Note 7).

On February 15, 2022, the Company paid an underwriting discount of 2% of the per Unit offering price to the underwriter at the closing of the Initial Public Offering, based upon the number of Units sold. An additional 3.5% of the gross proceeds of the Initial Public Offering will be payable to the underwriter upon the Company’s completion of an Initial Business Combination (the “Deferred Discount”). The Deferred Discount will become payable to the underwriter from the amounts held in the Trust Account solely in the event the Company completes its Initial Business Combination.

NOTE 4. PRIVATE PLACEMENT WARRANTS

Private Placement Warrants

On February 10, 2022, the Sponsor agreed to purchase an aggregate of 11,250,000 Private Placement Warrants (or 12,450,000 Private Placement Warrants if the underwriter’s over-allotment option is exercised in full), at a price of $1.00 per Private Placement Warrant, or approximately $11,250,000 in the aggregate (or $12,450,000 if the underwriter’s over-allotment option is exercised in full) in a private placement that occurred simultaneously with the closing of the Proposed Public Offering. Each Private Placement Warrant is exercisable for one whole share of Class A ordinary shares at a price of $11.50 per ordinary share. A portion of the proceeds from the sale of the private placement warrants and the sale of forward purchase units to the Sponsor will be added to the proceeds from the Proposed Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable (except as described below in Note 8 under “Warrants — Redemption of warrants when the price per share of Class A ordinary shares equals or exceeds $10.00”) so long as they are held by the initial purchasers or their permitted transferees.

On February 10, 2022, the purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Promissory Note — Related Parties

On April 21, 2021, the Company issued a promissory note (the “Promissory Note”) to the Sponsor and an affiliate of the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Sponsor agreed to loan the Company up to $300,000 to be used for a portion of the expenses of the Initial Public Offering and other expenses. On April 21, 2021, the Company borrowed $150,000 under the Promissory Note. On November 8, 2021, the Company completed a draw of $100,000 on the Promissory Note. The outstanding note payable balance immediately after the draw was $250,000. As of December 31, 2021, the Company had an outstanding loan balance of $250,000 on the Promissory Note. On December 31, 2021, the Promissory Note matured per the original terms which was payable on earlier of (i) December 31, 2021 and (ii) the completion of the Proposed Public Offering. On January 20, 2022, the Company entered into an amendment (“Amended and Restated Promissory Note”) to its Promissory Note dated April 21, 2021. The terms of the Amended and Restated Promissory Note, amended the maturity date to be payable on earlier of (i) June 30, 2022 and (ii) the completion of the Proposed Public Offering. The outstanding loan of $250,000 was repaid upon the closing of the Initial Public Offering out of the offering proceeds that has been allocated for the payment of offering and other expenses (other than underwriting commissions) and amounts held outside of the Trust Account.

Due to Related Party

An affiliate of the Sponsor paid certain operating costs on behalf of the Company. These advances are due on demand and non-interest bearing. For the period from March 31, 2021 (inception) through December 31, 2021, the related party paid $3,893 of operating costs on behalf of the Company. As of December 31, 2021, the amount due to the related party was $3,893.

Founder Shares

In March 2021, the Company issued one of its Class B ordinary shares, for no consideration. On April 13, 2021, the Company cancelled one of its Class B ordinary shares, and the Company issued 5,750,000 Class B ordinary shares (the “Founder Shares”) for $25,000 consideration. The per share purchase price of the Founder Shares was determined by dividing the amount of cash contributed to the company by the aggregate number of Founder Shares issued. On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in its initial shareholders holding an aggregate of 7,666,667 founder shares. Up to 1,000,000 Founder Shares are subject to forfeiture by the Sponsor, depending on the extent to which the underwriters’ over-allotment option is exercised. On February 11, 2022, the underwriters fully exercised the over-allotment option and therefore those shares are no longer subject to forfeiture.

The Sponsor has agreed that upon and subject to the completion of the initial business combination, 25% of the founder shares then held by the Sponsor shall be considered to be newly unvested shares, which will vest only if the closing price of the Company’s Class A ordinary shares on Nasdaq equals or exceeds $12.50 for any 20 trading days within a 30 trading day period on or after the first anniversary of the closing of the initial business combination but before the fifth anniversary. The Sponsor has agreed, subject to exceptions, not to transfer any unvested founder shares prior to the date such securities become vested. Founder shares, if any, that remain unvested at the fifth anniversary of the closing of the initial business combination will be forfeited, subject to certain exceptions as described in the letter agreement.

Class B Founder Shares

The Class B founder shares will automatically convert into Class A ordinary shares on the first business day following the completion of the Company’s initial business combination, at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Class B founder shares will equal, in the aggregate on an as-converted basis, 25% of the sum of (i) the total number of all Class A ordinary shares issued and outstanding upon completion of the initial public offering (after giving effect to any redemptions of Class A ordinary shares that are public shares), plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion of the Class B founder shares plus (iii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding (x) any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial business combination, and (y) any private placement warrants issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of working capital loans. Prior to the initial business combination, only holders of the Company’s Class B ordinary shares will be entitled to vote on the appointment of directors.

Working Capital Loans

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on February 10, 2022, the Company has agreed to reimburse the Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. There were no expenses under the arrangement for the period from March 31, 2021 (Inception) through December 31, 2021.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans, if any (and any Class A ordinary shares issuable upon the exercise of the

Private Placement Warrants or warrants issued upon conversion of the Working Capital Loans), will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to the consummation of the Proposed Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement will provide that the Company will not be required to effect or permit any registration or cause any registration statement to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters will be entitled to an underwriting discount of $0.20 per Unit, or $4,000,000 in the aggregate (or $4,600,000 in the aggregate if the underwriter’s over-allotment option is exercised in full), payable upon the closing of the Proposed Public Offering. On February 11, 2022, the underwriters fully exercised the over-allotment option; thus, the 1,000,000 Founder Shares are no longer subject to forfeiture. An additional fee of $0.35 per Unit, or $7,000,000 in the aggregate (or approximately $8,050,000 in the aggregate if the underwriter’s over-allotment option is exercised in full) will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 5,000,000 preference shares, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2021, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2021, there were 7,666,667 Class B ordinary shares issued, including 1,000,000 subject to forfeiture. On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in its initial shareholders holding an aggregate of 7,666,667 founder shares. On February 11, 2022, the underwriters fully exercised the over-allotment option; thus, the 1,000,000 Founder Shares are no longer subject to forfeiture.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law or stock exchange rule; provided that only holders of the Class B ordinary shares shall have the right to vote on the election of the Company’s directors prior to the initial Business Combination.

Rights — As of December 31, 2021, there were no rights outstanding. Each holder of a right will receive one-twelfth (1/12) of a Class A ordinary share upon consummation of the initial Business Combination. In the event the Company will not be the survivor upon completion of the initial Business Combination, each holder of a right will be required to affirmatively convert his, her or its rights in order to receive the one-twelfth (1/12) share underlying each right (without paying any additional consideration) upon consummation of the Business Combination. If the Company is unable to complete an initial Business Combination within the required time period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds for their rights, and the rights will expire worthless. No fractional shares will be issued upon conversion of any rights.

NOTE 8. WARRANTS

The Company will account for the 10,000,000 public warrants (assuming no overallotment) and 11,250,000 private placement warrants in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants are not expected to meet the criteria for equity treatment thereunder, each warrant much be recorded as a liability. Accordingly, the Company will classify each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liability will be adjusted to fair value, with the change in fair value recognized in the Company’s statement of operations.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable 30 days after the completion of a Business Combination; provided that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or holders are permitted to exercise their warrants on a cashless basis under certain circumstances as a result of (i) the Company’s failure to have an effective registration statement by the 60th business day after the closing of the initial Business Combination or (ii) a notice of redemption described under “Redemption of warrants when the price per share of Class A ordinary shares equals or exceeds $10.00”). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of its initial Business Combination, the Company will use its commercially reasonable efforts to file with the SEC and have an effective registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Company’s initial Business Combination and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed. If the shares issuable upon exercise of the warrants are not registered under the Securities Act in accordance with the above requirements, the Company will be required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption from registration is available. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A ordinary shares (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions) and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described under “Redemption of warrants for Class A ordinary shares” and “Redemption of warrants for cash” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

The Private Placement Warrants are identical to the Public Warrants, except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by the Company, (ii) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of the initial Business Combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they are subject to registration rights.

Redemption of warrants when the price per share of Class A ordinary shares equals or exceeds $18.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if the last reported sale price of Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted).

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised.

Redemption of warrants when the price per share of Class A ordinary shares equals or exceeds $10.00: Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis after receiving notice of redemption but prior to redemption and receive that number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

•	if, and only if the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•

if, and only if the Reference Value is less than $18.00 per share (as adjusted), the private placement warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants. The fair market value” of Class A ordinary shares shall mean the volume-weighted average price of Class A ordinary shares for the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through March 31, 2022, the date the financial statements were issued, and has determined that with the exception of the matters noted below, there were no subsequent events that would require adjustment or disclosure in the financial statements.

On December 31, 2021, the Promissory Note matured per the original term which was payable on earlier of (i) December 31, 2021 and (ii) the completion of the Proposed Public Offering. On January 20, 2022, the Company entered into an amendment (“Amended and Restated Promissory Note”) to its Promissory Note dated April 21, 2021. The terms of the Amended and Restated Promissory Note, amended the maturity date to be payable on earlier of (i) June 30, 2022 and (ii) the completion of the Proposed Public Offering.

On January 27, 2022, the Company effected a share capitalization with respect to its Class B ordinary shares of 1,916,667 shares thereof, resulting in its initial shareholders holding an aggregate of 7,666,667 founder shares. On February 11, 2022, the underwriters fully exercised the over-allotment option; thus, the 1,000,000 Founder Shares are no longer subject to forfeiture.

Commencing on February 10, 2022, the Company has agreed to reimburse the Sponsor or an affiliate thereof in an amount equal to $10,000 per month for office space, utilities and secretarial and administrative services. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. There were no expenses under the arrangement for the period from March 31, 2021 (Inception) through December 31, 2021.

On February 15, 2022, the Company consummated its Initial Public Offering of 23,000,000 units (the “Units”), including the issuance of 3,000,000 Units as a result of the underwriters’ exercise of their over-allotment option. Each Unit consists of one Class A ordinary share of the Company, par value $0.001 per share (the “Class A Ordinary Shares”), one right to receive one-twelfth (1/12) of a Class A ordinary share upon consummation of the Company’s initial business combination, see Note 7 for details, one-half of one redeemable warrant of the Company (each whole warrant, a “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000.

Simultaneously with the closing of the Initial Public Offering and pursuant to the private placement warrants purchase agreement, the Company completed the private sale of 12,450,000 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) to the Sponsor at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $12,450,000, which is described in Note 5.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS 3435 Wilshire Blvd., Suite 2240 Los Angeles, CA 90010 Tel (213) 480 - 9100 Fax (213) 480 - 9107 www.ckpcpas.com	OFFICES IN: LOS ANGELES, CA IRVINE, CA SAN FRANCISCO, CA MONTGOMERY, AL AUBURN, AL ATLANTA, GA FORT LEE, NJ

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

GLAAM Co., Ltd. and Subsidiaries

Pyeong-taek, Gyounggi, Republic of Korea

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of GLAAM Co., Ltd. and its Subsidiaries (the “Company”) as of December 31, 2021, the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows, for the year ended December 31, 2021, and the related notes (collectively referred to as the “ consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a working capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the

RSM US Alliance provides its members with access to resources of RSM US LLP. RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each are separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM US LLP. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International. The RSM™ logo is used under license by RSM US LLP. RSM US Alliance products and services are proprietary to RSM US LLP.

risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Los Angeles, California

We have served as the Company’s auditor since 2022.

February 24, 2023

RSM US Alliance provides its members with access to resources of RSM US LLP. RSM US Alliance member firms are separate and independent businesses and legal entities that are responsible for their own acts and omissions, and each are separate and independent from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM International resources through RSM US LLP but are not member firms of RSM US LLP. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International. The RSM™ logo is used under license by RSM US LLP. RSM US Alliance products and services are proprietary to RSM US LLP.

GLAAM Co., Ltd and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2021

			(Unit: USD)
Accounts	Notes	As of December 31, 2021
Assets
I. Current Assets			13,592,550
Cash and cash equivalents	5, 6	239,342
Trade receivables, net	6, 7	5,215,629
Other current financial assets	8	1,913,371
Prepayments and other short-term assets	9	3,766,031
Inventories, net	10	2,458,177
II. Non-current Assets			36,666,919
Long-term trade receivables	7	948,798
Non-current financial assets	6, 11	114,520
Investments accounted for using the equity method	12	8,657,453
Property, plant and equipment, net	13	16,009,655
Intangible assets, net	14	4,249,034
Deposits	6, 15	4,756,881
Deferred income tax assets	28	1,930,578
Total Assets			50,259,469
Liabilities
I. Current Liabilities			54,189,740
Trade payables	6	8,247,738
Other payables	18	13,201,120
Other current liabilities	18	5,477,849
Short-term borrowings	6, 21	25,356,990
Product warranty provision	20	32,337
Current portion of long-term liabilities	21	1,873,706
II. Non-current Liabilities			8,334,272
Other non-current payables	19	149,745
Pension and other employee obligations	22	1,050,962
Long-term borrowings	6, 21	1,967,203
Other non-current liabilities	19	5,166,362
Total Liabilities			62,524,012

See auditors’ report and accompanying notes to consolidated financial statements

GLAAM Co., Ltd and Subsidiaries

Consolidated Statement of Financial Position

As of December 31, 2021

			(Unit: USD)
Accounts	Notes	As of December 31, 2021
Equity
I. Share capital			6,207,730
Share capital	23	6,207,730
II. Additional paid-in and other capital			34,317,961
Additional paid-in and other capital	23	34,317,961
III. Other components of equity			2,395,732
Changes in equity from equity method	24	3,258,191
(negative) Changes in equity from equity method	24	(3,251,395)
Stock options	24	1,609,809
Gains on sale of treasury stock	24	836,922
Other capital surplus	24	(57,795)
IV. Accumulated other comprehensive income			1,304,641
Foreign currency translation differences for foreign operations	24	1,304,641
V. Retained earnings (deficit)			(56,494,217)
Unappropriated retained earnings (deficit)		(56,494,217)
VI. Non-controlling interest			3,610
Non-controlling interest		3,610
Total equity			(12,264,543)
Total liabilities and equity			50,259,469

See auditors’ report and accompanying notes to consolidated financial statements

GLAAM Co., Ltd and Subsidiaries

Consolidated Statement of Profit and Loss and Comprehensive Income

Year Ended December 31, 2021

		( Unit: USD)
Accounts	Notes	For the year ended December 31, 2021
Revenue		9,415,119
Cost of sales		10,535,322
Gross loss		(1,120,203)
Selling and administrative expenses	25	26,363,795
Operating loss		(27,483,998)
Finance income	26	4,116,259
Finance costs	26	1,996,436
Other income	27	589,255
Other expenses	27	39,211,769
Loss before tax		(63,986,689)
Corporate income tax benefit	28	(3,599,507)

Net loss for the year		(60,387,182)

Owners of the parent		(60,114,590)
Non-controlling interests		(272,592)
Other comprehensive income		3,356,068
Items that may not be reclassified to profit or loss		135,471
Stock option	33	277,638
(negative) Changes in retained earnings due to equity method		(142,167)
Items that may be subsequently reclassified to profit or loss		3,220,597
Loss on valuation of other financial assets		(7,946)
Changes in equity from equity method		1,901,262
Exchange difference on translating foreign operations		1,327,281

Total comprehensive loss		(57,031,114)

Owners of the parent		(56,758,522)
Non-controlling interests		(272,592)
Earnings per share
Basic Earnings Per Share (Loss) (Unit: USD)	32	(4.09)
Diluted Earnings Per Share (Loss) (Unit: USD)	32	(3.87)

See auditors’ report and accompanying notes to consolidated financial statements

GLAAM Co., Ltd and Subsidiaries

Consolidated Statement of Changes in Equity

Year Ended December 31, 2021

								(Unit: USD)
	Attributable to owners of the Controlling Company
	Share capital	Additional paid-in capital	Other component of equity	Accumulated other comprehensive income	Retained earnings (deficits)	Total attributable to owners of parent	Non- controlling interests	Total equity
Balances as of January 1, 2021	2,986,315	5,324,017	3,166,333	(2,290,808)	6,679,927	15,865,784	719,494	16,585,278
Net loss for the year	—	—	—	—	(60,114,590)	(60,114,590)	(272,592)	(60,387,182)
Issuance of share capital on private placement	261,989	2,357,902	—	—	—	2,619,891	—	2,619,891
Issuance of shares for payment of debt	69,864	628,774	—	—	—	698,638	—	698,638
Changes in equity from equity method investments	—	—	1,901,262	—	—	1,901,262	—	1,901,262
Conversion of convertible Bonds	—	2,619,282	(2,789,438)	—	—	(170,156)	—	(170,156)
Issuance of convertible bonds	2,889,562	23,387,986	—	—	—	26,277,548	—	26,277,548
Stock Options	—	—	277,638	—	—	277,638	—	277,638
Loss on valuation of other financial assets	—	—	—	2,268,168	(2,276,114)	(7,946)	—	(7,946)
Exchange difference on translating foreign operations	—	—	—	1,327,281	—	1,327,281	—	1,327,281
(negative) Changes in retained deficit due to equity method	—	—	—	—	(142,167)	(142,167)	—	(142,167)
Others	—	—	(160,063)	—	(641,273)	(801,336)	(443,292)	(1,244,628)

Balances as of December 31, 2021	6,207,730	34,317,961	2,395,732	1,304,641	(56,494,217)	(12,268,153)	3,610	(12,264,543)

See auditors’ report and accompanying notes to consolidated financial statements

GLAAM Co., Ltd and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2021

			(Unit : USD)
Accounts	Notes	For the year ended December 31, 2021
I. Cash flow from operating activities	32		(4,988,746)
1. Cash generated from operating activities	32	(6,108,644)
2. Interest received		65
3. Interest paid		(1,040,473)
4. Income taxes benefit		2,160,306
II. Cash flow from investing activities			5,197,323
1. Proceeds from investing activities		11,422,734
a. Proceeds from short term loan		10,398,441
b. Proceeds from sales of property, plant and equipment		15,878
c. Decrease in deposits		682,789
d. Proceeds from sales of non-current financial assets		325,626
2. Cash outflow from investing activities		(6,225,410)
a. Increase in short-term loan		(5,440,400)
b. Acquisition of property plant and equipment		(181,408)
c. Acquisition of intangible assets		(160,849)
d. Increase in deposit		(442,753)
III. Cash flow from financing activities			(125,115)
1. Proceeds from financing activities		9,073,104
a. Proceeds from short-term borrowings		6,273,360
b. Proceeds from long-term borrowings		179,854
c. Proceeds from issuance of stocks		2,619,890
2. Cash outflow from financing activities		(9,198,219)
a. Repayments of short-term borrowings		(1,064,873)
b. Repayments of long-term borrowings		(7,499,098)
c. Decrease in deposits for rent		(8,733)
d. Repayments of liquid long-term borrowings		(397,235)
e. Repayments of lease		(228,280)
IV. Effects of changes in foreign exchange rates			(18,934)
V. Increase (Decrease) In cash and cash equivalents (I+II+III+IV)			64,529
VI. Beginning balance of cash and cash equivalent			174,813
VII. Ending balance of cash and cash equivalent			239,342

See auditors’ report and accompanying notes to consolidated financial statements

GLAAM Co., Ltd and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of operations

The principal activities of GLAAM Co, Ltd (GLAAM) and subsidiaries (the Company) include manufacturing, installing, and selling LED display G-Glass. G-Glass is an integrated ICT product that has the basic characteristics of transparent glass but can display media images at the same time. It implements media images through the glass surface while preserving the features of a clear and transparent glass. G-Glass is the world’s first IT building material that can be applied to various places where glass is used.

2.	General information, statement of compliance with IFRS and going concern assumption

GLAAM, the Company’s ultimate parent company, is a corporation incorporated and domiciled in the Republic of Korea. Its’ registered office and factory are located at 298-42 Chung-buk Chungang-ro Chung-buk, Pyeong-taek, Gyounggi, Republic of Korea.

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They have been prepared under the assumption the Company operates on a going concern basis.

(1)	Consolidated Subsidiaries as of December 31, 2021

Name of the subsidiary	Major business activities	Shareholding ratio
G-Frame Co., Ltd. (G-Frame)	Manufacture G-Glass related products	100.00%
G-SMATT Europe Media Limited (G-SMATT Europe)	Distribute G-Glass	80.58%
G-SMATT Tech	Distribute G-Glass	100.00%

The consolidated financial statements were authorized for issuance by the Company’s management on February 24, 2023.

(2)	Information of subsidiaries (before elimination of intercompany transactions):

					(Unit: USD)
Name of the subsidiary	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income (loss)
G-Frame	8,382,495	5,913,036	1,055,240	(10,792,858)	(10,792,858)
G-SMATT Europe	1,602,237	5,820,241	811,384	(2,641,734)	(2,641,734)
G-SMATT Tech	889,483	7,287,899	957,349	(10,244,211)	(10,244,211)

Going Concern

The Company at a consolidated basis incurred an operating loss of USD 27,483,998 and a net loss of USD 60,387,182 in 2021. Current liabilities exceed current assets by USD 40,597,190 at the end of 2021, and the Company has an outstanding deficit of USD 56,494,217. Despite the accumulated losses, the Company has established the following mitigation plans to achieve stable operating profit and continue as a going concern.

Classification	Mitigation plan
Improvement in business	Achieve positive operating profit by increasing sales and reducing operating expenses. Pro-active sales plans for 2023 are in place and contract with new customers is being prepared as of the reporting date.

Subsequent capital increase (*)	Mitigate capital impairment by additional paid-in capital increase.

Merger with Jaguar	On September 4, 2022, Jaguar Global Growth Corporation signed Letter of Intent to enter business combination with GLAAM and its subsidiaries. The Business Combination Agreement is planned to be made and entered during the first quarter of 2023.

(*)

Subsequent to December 31, 2021, the Company issued additional 5,327,447 shares (face value at USD 0.3962 with issue price at USD 3.962) during 2022, resulting in an increase in the paid-in capital by USD 21,108,163. Additionally, 823,213 shares were also issued on January 31, 2023, and the paid-in capital increased by USD 3,336,304.

The Company’s consolidated financial statements were prepared on the assumption that the Company will continue as a going concern and are accounted for under the assumption that the Company’s assets and liabilities could be recovered or repaid through normal business activities.

In a situation where the validity of the going concern assumption, which is the premise of preparing the Company’s financial statements, is questioned, there may be certain uncertainty relating to the feasibility of financing plans for debt repayment, new business, and financial improvement plans. However, considering the above management’s mitigation plans, the Company has strong feasibility to continue as a going concern and achieve positive operating profits in the near future.

3.	Basis of Presenting Financial Statements

(1)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•	Certain financial assets and liabilities – measured at fair value

(2)	Functional and Reporting Currency

Functional and reporting currency

Each subsidiary’s financial statements of the Company are reported in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The consolidated financial statements are presented in US dollar, which is the Company’s reporting currency, whilst the functional currency is in Korean won.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net

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investment hedges or are attributable to monetary part of the net investment in a foreign operation. Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

(3) Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

4.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its consolidated financial statements are as follows:

(1) Changes in Accounting Policies

Standards and Interpretations Adopted by the Company

The Company has early adopted the following amendments from January 1, 2021.

(i) IFRS 9 Financial instruments, International Accounting Standards (IAS) 39 Financial instruments: recognition and measurement, IFRS 7 Financial instruments: disclosure, IFRS 5 Insurance contracts, IFRS 16 Leases – interest rate benchmark reform

In relation to interest rate benchmark reform, an entity adjusts the effective interest rate rather than the carrying amount when replacing the interest rate indicator for a financial instrument measured at amortized cost and it includes exceptions such as allowing hedge accounting to continue uninterrupted in the event of an interest rate indicator replacement in a hedging relationship.

(ii) IFRS 16 Lease-Discounts on rent related to COVID-19 provided even after June 30, 2021

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The application of the practical simple method, which prevents the evaluation of whether rent discounts, etc. arising directly as a result of COVID-19, are subject to lease changes, has been expanded to lease reductions that affect rents due before June 30, 2022. The lessee shall consistently apply practical expedients to contracts with similar characteristics under similar circumstances. The Company introduced the amendments to IFRS 16 early, changing its accounting policy for all rent discounts that meet the conditions and applying the changed accounting policy retrospectively according to the transitional provisions. There was no cumulative effect of retrospective application and no restatement of the previous financial statements presented. As of the end of the current year, the amendments to the Standards have no significant impact on the financial statements.

Standards and Interpretations Not Adopted by the Company

The revised standards and interpretations that have been enacted or published but have not been applied due to the arrival of the effective date are as follows.

(i) IFRS 3 Business Combination amendment – Citation of concept

The definition of assets and liabilities to be recognized was amended to refer to the revised conceptual framework for financial reporting, but an exception was added to apply to liabilities and contingent liabilities within the scope of IAS 37 _Provisions, Contingent Liabilities and Contingent Assets_ and Interpretation 2121. This amendment shall apply for annual periods beginning on or after January 1, 2022, and early application is permitted.

(ii) IAS 16 Property, Plant, and Equipment amendment-Amount of sale before intended use

It requires an entity to recognize revenue from the sale of the produced item in Profit or Loss before the asset is used in the intended manner, along with the cost of production, and prohibits deducting it from the acquisition cost of the property, plant, and equipment. This amendment shall apply for annual periods beginning on or after January 1, 2022, and early application is permitted.

(iii) IAS 37 Provisions, Contingent Liabilities and Contingent Assets Amendment-Onerous contract: Contract performance cost

When identifying an onerous contract, it was clarified that the scope of the contract performance cost is the distribution of incremental costs for performing the contract and other costs directly related to performing the contract. This amendment shall apply for annual periods beginning on or after January 1, 2022, and early application is permitted.

(iv) IAS 1 Presentation of Financial Statements Amendment – Current/non-current classification of liabilities

It is classified as current or non-current according to the actual rights existing at the end of the reporting period and does not consider the possibility of exercising the right to defer the settlement of the debt or the expectations of management. Additionally, the settlement of the liability includes the transfer of the equity instrument but excludes the case where the option to settle in the equity instrument meets the definition of the equity instrument and is recognized separately from the liability. This amendment shall apply for annual periods beginning on or after January 1, 2023, and early application is permitted.

(v) IFRS 17 Insurance Contracts

IFRS 17 Insurance Contracts supersedes IAS 4 Insurance Contracts. All cash flows under the insurance contracts are estimated and insurance liabilities are measured using a discount rate that reflects assumptions and risks at the time of reporting, and revenue is recognized as accrual basis by reflecting

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the services provided to the contractor (insurance coverage) for each fiscal year. In addition, investment elements (cancellation/maturity refund) paid to policyholders regardless of insurance cases are excluded from insurance income, and insurance gains and losses and investment gains are classified so that information users can check the source of profits and losses. This applies for annual periods beginning on or after January 1, 2023, and early application is permitted to entities applying IFRS 9 Financial Instruments.

(vi) IAS 1 Presentation of Financial Statements-Disclosure of Accounting Policies

IAS 2 Accounting Policy Disclosure has been amended to define and disclose important accounting policies and to provide guidance on how to apply the concept of importance. These amendments apply for annual periods beginning on or after January 1, 2023, and early application is permitted.

(vii) IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – definition of accounting estimate

Defined accounting estimates and clarified how to distinguish them from changes in accounting policies. This amendment shall apply for annual periods beginning on or after 1 January 2023 and is permitted for early application.

(viii) IAS 12 Income Taxes-Deferred tax on assets and liabilities arising from a single transaction

Added a requirement for a transaction in which an asset or liability is initially recognized as an exception to the initial recognition of a transaction that does not produce the same temporary difference to be added and deducted. This amendment shall apply for annual periods beginning on or after 1 January 2023, and early application is permitted.

(2) Significant Accounting Policy

The significant accounting policies applied by the Company to prepare financial statements in accordance with IFRSs are described below, and the financial statements for the current period is prepared using the same accounting policy except for changes to the accounting policies described in Note 4.

(i) Subsidiaries

The Company has prepared the consolidated financial statements in accordance with IFRS 10 Consolidated Financial Statements.

Subsidiaries

Subsidiaries are all entities (including Special Purpose Entities (“SPEs”)) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. All other non-controlling interests are measured at fair values, unless otherwise required by other standards. Acquisition-related costs are expensed as incurred.

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The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recoded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit or loss as a bargain purchase.

Intercompany transactions, balances and unrealized gains on transactions among the Company companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Changes in ownership interests in subsidiaries without change of control.

Any differences between the amount of the adjustment to non-controlling interest that do not result in a loss of control and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Controlling Company.

Disposal of subsidiaries

When the Company ceases to consolidate for a subsidiary because of a loss of control, any retained interest in the subsidiary is remeasured to its fair value with the change in carrying amount recognized in profit or loss.

Associates

Associates are entities over which the Company has significant influence but does not possess control or joint control. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost. Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. If the Company’s share of losses of an associate equal or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. After the Company’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If there is objective evidence of impairment for the investment in the associate, the Company recognizes the difference between the recoverable amount of the associate and its book amount as impairment loss. If an associate uses accounting policies other than those of the Company for transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Company when the associate’s financial statements are used by the Company in applying the equity method.

(ii) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(iii) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

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A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at Fair Value Through Profit or Loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (FVOCI) – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(iii) Non-derivative financial assets, Continued

Classification and subsequent measurement

•	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

(iii) Non-derivative financial assets, Continued

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

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If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

Offset

Financial assets and liabilities are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(iv) Trade Receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Trade receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.

(v) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the moving average method, except for inventories in-transit.

(vi) Property, Plant and Equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and recognized in other income or other expenses.

Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Land is not depreciated, and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Estimated useful lives of the assets are as follows:

Items	Estimated useful lives (years)
Buildings and structures	40
Machinery	10
Others	5

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Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(vii) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized in a straight-line method for five years with the residual value of zero from the time they are available.

Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(viii) Government Grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Company will comply with all attached conditions. Government grants related to assets are presented in the statement of financial position by setting up the grant as deferred income that is recognized in profit or loss on a systematic basis over the useful life of the asset. Grants related to income are presented as a credit in the statement of profit or loss within ‘other income’.

(ix) Impairment for Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest the Company of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or the group of assets. Goodwill arising from a business combination is allocated to CGUs or the group of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

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In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

(x) Non-derivative financial liabilities

The Company classifies financial liabilities as financial liabilities at profit or loss and other financial liabilities according to the substance of the contract and the definition of financial liabilities and recognizes them in its statement of financial position when it becomes a party to the contract.

Financial liabilities at profit or loss

Financial liability at profit or loss includes a short-term trading financial liability or a financial liability designated as financial liability at profit or loss at initial recognition. A financial liability at profit or loss is measured at fair value after initial recognition and changes in fair value are recognized in profit or loss. On the other hand, transaction costs incurred in connection with the issuance at initial recognition are recognized in profit or loss immediately upon occurrence.

Other financial liabilities

Non-derivative financial liabilities that are not classified as financial liabilities at profit or loss are classified as other financial liabilities. Other financial liabilities are measured at fair value minus transaction costs directly related to issuance at initial recognition. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method and interest expenses are recognized using the effective interest method.

Financial liabilities are removed from the statement of financial position only when they are extinguished, i.e., contractual obligations are fulfilled, cancelled, or expired.

(xi) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of reporting period which are unpaid. Trade and other payables are presented as current liabilities, unless payment is not due within 12 months after the reporting period. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(xii) Employee Benefits

Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis.

Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

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Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), considering any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with the present value of future cash payments.

(xiii) Share-based payments

Equity-settled share-based payment is recognized at fair value of equity instruments granted, and employee benefit expense is recognized over the vesting period. At the end of each period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(xiv) Provisions

Provisions for product warranties, litigations and claims, and others are recognized when the Company presently hold legal or constructive obligation as a result of past events, and when it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period, and the increase in the provision due to the passage of time is recognized as interest expense.

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(xv) Leases

The Company leases various repeater server racks, offices, communication line facilities, machinery, and cars. Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the Company is lessee, the Company applies the practical expedient which has elected not to separate lease and non-lease components and instead accounts them as a single lease component.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

•	Amounts expected to be payable by the Company (the lessee) under residual value guarantees

•	The exercise price of a purchase option if the Company (the lessee) is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the Company (the lessee) exercising that option

Measurement of lease liability also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease.

The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, which is the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period in order to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•	amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits)

•	restoration costs

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The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Company is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less, such as mechanical devices and cars. Low-value assets are comprised of tools, equipment, and others.

(xvi) Paid-in Capital

Common shares are classified as capital, and incremental costs incurred directly related to capital transactions are deducted from capital as a net amount reflecting tax effects. If the Company reacquires its own equity instruments, these equity instruments are deducted directly from equity as subjects of equity. Profit or loss in the case of purchasing, selling, issuing, or incinerating a self-interest product is not recognized in profit or loss.

(xvii) Revenue from contracts with customers

The Company generates revenue primarily from sale and installation of LED display glasses. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon delivery or completion of installation depending on the terms of the contracts with the customer.

Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

(xviii) Finance Income

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), gains on disposal of debt instruments measured at FVOCI, and changes in fair value of financial assets at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

(xix) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses and unrecognized tax credit carryforwards can be utilized. Deferred tax assets and liabilities are

F-40

measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(xx) Earnings (Loss) Per Share

GLAAM, the Controlling Company presents basic and diluted earnings (loss) per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period.

(xxi) Dividend

Dividend distribution to the Company’s shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved by the Company’s shareholders.

(xxii) Information by revenue categories

Revenue: The Company consists of a single operating segment.

(Unit: USD)
Classification	Current year
Product	8,096,808
Merchandise	662,960
Service	606,448
Rent	48,903

Total	9,415,119

Information about key customers

Two key customers in current year account for more than 10% of the company’s sales.

(3)	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

F-41

The spread of Coronavirus disease 2019 (“COVID-19”) has been posing material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(i) Impairment of Non-Financial Assets (including Goodwill)

The Company determines the recoverable amount of a cash generating unit (CGU) based on fair value or value-in-use calculations assess non-financial assets (including goodwill) for impairment.

(ii) Income Taxes

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments or increase in wages or dividends in accordance with the Tax System for Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on the tax laws. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new tax system. As the Company’s income tax is dependent on the investments, as well as wage and dividends increase, there is an uncertainty measuring the final tax effects.

(iii) Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

(iv) Impairment of Financial Assets

The provision for impairment for financial assets is based on assumptions about risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period.

(v) Net Defined Benefit Liability

The present value of net defined benefit liability depends on several factors that are determined on an actuarial basis using a number of assumptions including the discount rate.

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5.	Cash and cash equivalents

Cash and cash equivalents as of December 31, 2021, are as follows:

(Unit: USD)
Cash and cash equivalent breakdown	As of December 31, 2021
Cash	386
Current account	238,956

Total	239,342

There are no restricted financial instruments as of December 31, 2021.

6.	Financial Instruments by categories

Financial Instruments by categories are as follows:

				(Unit: USD)
	As of December 31, 2021
Assets in Financial Position	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
Cash and cash equivalents	239,342	—	—	239,342
Trade receivables	5,215,629	—	—	5,215,629
Non-current financial assets	—	114,520	—	114,520
Lease deposits	162,987	—	—	162,987
Other deposits	4,593,894	—	—	4,593,894

Total	10,211,852	114,520	—	10,326,372

				(Unit: USD)
	As of December 31, 2021
Liabilities in Financial Position	Financial liabilities at amortized cost	Financial assets at fair value through profit or loss	Others	Total
Trade payables	8,247,738	—	—	8,247,738
Short-term borrowings	25,356,990	—	—	25,356,990
Current portion of long-term borrowings	1,873,706	—	—	1,873,706
Current portion of lease liabilities	231,377	—	—	231,377
Long-term borrowings	1,967,203	—	—	1,967,203
Leasehold deposit received	5,046,767	—	—	5,046,767
Long-term lease liabilities	119,596	—	—	119,596

Total	42,843,377			42,843,377

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7.	Trade receivables

Trade receivables as of December 31, 2021, are as follows:

		(Unit: USD)
	As of December 31, 2021
Classification	Current	Non-current
Trade receivables	5,250,578	948,798
Allowance for bad debts	(34,949)	—

Net Trade receivables	5,215,629	948,798

The spread of Coronavirus disease 2019 (“COVID-19”) has been posing material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Accordingly, the management decided to write off significant amounts of trade receivables of G-SMATT Tech and G-SMATT Europe. Total balances of trade receivables that were written off as of December 31, 2021, were USD 2,200,120 and USD 40,397 for G-SMATT Tech and G-SMATT Europe, respectively.

8.	Other current financial assets

Other current financial assets as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Short-term loan	1,520,318
Accrued income	216,835
Outstanding amount (Receivables)(*)	176,218

Total	1,913,371

(*)	The balance of other receivables of USD 161,787 for GLAAM, USD 390 for G-Frame, USD 3,638 for G-SMATT Europe, and USD 10,403 for G-SMATT Tech.

The spread of COVID-19 has been posing material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Accordingly, the management decided to write off certain balances of other receivables of G-SMATT Tech. Total balance that was written off as of December 31, 2021, was USD 156,668.

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9.	Prepayments and other short-term assets

Prepayments and other short-term assets as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Advanced payments	3,229,325
Prepaid expenses	19,210
Value added tax (VAT) receivable(*)	517,496

Total	3,766,031

(*)	The entire balance of VAT receivable is for G-SMATT Tech and is a net amount after considering both position of VAT payable/receivable.

The spread of COVID-19 has been posing material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Accordingly, the management decided to write off a significant amount of advanced payments of G-SMATT Tech. The total balance that was written off as of December 31, 2021, was USD 1,640,005.

10.	Inventories

Inventories as of December 31, 2021, are as follows:

			(Unit: USD)
	As of December 31, 2021
Classification	Acquisition cost	Provision for valuation of inventory	Book value
Products	1,278,665	—	1,278,665
Merchandise	6,126	—	6,126
Raw material	1,388,611	(215,225)	1,173,386

Total	2,673,402	(215,225)	2,458,177

The spread of COVID-19 has been posing material impact on the global economy in 2021. It had a devastating impact on the Company’s financial position and performance including, but not limited to, decrease of productivity, inventory obsolescence, delayed or cancelled contracts, and collection of existing receivables. Consequently, the Company decided to reassess the significant accounting estimates and assumptions applied in the preparation of the consolidated financial statements.

Accordingly, the management decided to write off significant amounts of inventories of G-SMATT Tech and G-SMATT Europe wrote-off USD 5,905,380 and USD 2,199,941 of inventory as impaired as of December 31, 2021, respectively.

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11.	Non-current financial assets

Non-current financial assets as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Fair value of membership in Construction Association of Republic of Korea	114,520

Total	114,520

(Unit: USD)
As of December 31, 2021
Beginning balance	329,976
Revaluation (after corporate income tax)	25,146
Disposition	(240,602)

Endling balance	114,520

12.	Investments accounted for using the equity method

(1)	Investment accounted for using the equity method as of December 31, 2021, are as follows:

Classification	Company	GLAAM stake holding ratio	G-FRAME stake holding ratio	Location	Financial statement date	Business type
	Chenjin chungjeolneung Ltd.	33.00%	—	China	2021.12.31	Manufacturing
	G-SMATT JAPAN	28.73%	11.43%	Japan	2021.12.31	Retail
Associates	G-SMATT	20.00%	7.40%	Hongkong	2021.12.31	Retail
	HONGKONG G-SMATT AMERICA	26.04%	16.59%	USA	2021.12.31	Retail
	Korea Networks	32.98%	—	Korea	2021.12.31	Retail

(2)	Summary financial statements for associates are follows:

						(Unit: USD)
As of December 31, 2021
Classification	Company	Assets	Liabilities	Sales	Net income (loss)	Comprehensive income
	Chenjin chungjeolneung Ltd.	30,383,635	34,162,467	—	(2,831,998)	(2,831,998)
	G-SMATT JAPAN	12,199,305	5,003,603	2,529,207	(1,626,315)	(1,626,315)
Associates	G-SMATT HONGKONG	2,122,081	2,777,587	—	(1,081,038)	(1,081,038)
	G-SMATT AMERICA	10,944,971	6,492,124	1,478,052	(1,906,217)	(1,906,217)
	Korea Networks	66,710,227	76,669	(2,095,913)	(5,662,257)	(5,662,257)

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(3)	The details of adjusting the financial information amount of the associates to the carrying amount of the stake in the associates held by GLAAM are as follows:

					(Unit: USD)
As of December 31, 2021
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
Chenjin chungjeolneung Ltd.	(3,778,832)	33.00%	—	—	—
G-SMATT JAPAN	7,195,703	28.73%	2,067,325	637,052	2,704,377
G-SMATT HONGKONG	(655,506)	20.00%	—	—	—
G-SMATT AMERICA	4,452,846	26.04%	1,159,521	1,828,309	2,987,830
Korea Networks	(9,959,049)	32.98%	—	—	—

Total					5,692,207

(4)	The details of adjusting the financial information amount to the carrying amount of the stake in the major associates held by G-Frame are as follows:

					(Unit: USD)
As of December 31, 2021
Company	Net asset (a)	Stake holding ratio (b)	Net asset applied to stake holding ratio (a*b)	Goodwill	Book value
G-SMATT JAPAN	7,195,703	11.43%	822,469	257,286	1,079,755
G-SMATT HONGKONG	(655,506)	7.40%	—	—	—
G-SMATT AMERICA	4,452,846	16.59%	738,728	1,146,763	1,885,491

Total					2,965,246

(5)	Discontinued Operation of Korea Networks

Korea Networks, in which the Company was holding 32.98% ownership, ceased its operation on October 19, 2022. The Company wrote off all of its receivables from Korea Networks amounting USD 4,700,479 in the fiscal year 2021.

13.	Property, Plant, and Equipment

Property, plant and equipment as of December 31, 2021, are as follows:

(Unit : USD)

As of December 31, 2021
Classification	Beginning	Acquisition	Disposal	Depreciation	Others	Ending
Lands	4,543,328	—	—	—	—	4,543,328
Buildings	7,609,190	—	—	(265,881)	—	7,343,309
Structures	462,251	—	—	(13,598)	—	448,653
Machineries	3,668,810	65,867	—	(762,248)	—	2,972,429
Vehicles	11,933	2,632	(8,356)	(3,882)	—	2,328
Tools	56,719	—	—	(35,844)	—	20,874
Furniture	77,811	1,926	—	(34,450)	—	45,287
Facilities	8,513,331	104,300	—	(396,080)	(7,947,647)	273,904
ROU assets	—	576,111	—	(216,568)	—	359,543

Total	24,943,373	750,837	(8,356)	(1,728,552)	(7,947,647)	16,009,655

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14.	Intangible assets

Intangible assets as of December 31, 2021, are as follows:

(Unit : USD)

As of December 31, 2021
Classification	Beginning	Acquisition	Amortization	Others	Impairment	Ending
Industrial rights	108,151	37,134	(51,010)	—	—	94,276
Software	327,921	33,344	(110,157)	—	—	251,108
Trademark	—	—	—	399	—	399
Distribution rights(*)	4,749,678	—	(982,889)	136,463	—	3,903,251
Goodwill	2,088,297	90,371	—	(1,614,105)	(564,563)	—

Total	7,274,047	160,849	(1,144,056)	(1,477,243)	(564,563)	4,249,034

(*)	Distribution rights

GLAAM

On July 31, 2015, GLAAM granted exclusive distribution rights for GLAAM’s products for 10 years to G-SMATT Global (G-SMATT), a former related party of GLAAM. GLAAM received USD 8,571,404 from G-SMATT Global as consideration for granting exclusive distribution rights. Per the agreement, if G-SMATT Global regrants this distribution rights to another party, GLAAM is subject to receive 50% of the consideration received from another party for regranting the distribution rights.

On March 7, 2019, the aforementioned agreement between GLAAM and G-SMATT Global was amended so that GLAAM can distribute the Company’s products. As a result, GLAAM acquired 50% of the consideration received from G-SMATT Global in connection with the original agreement made on July 31, 2015 for this distribution right as intangible assets. The amount paid to G-SMATT is being amortized by the Company using the straight-line method over the remaining period of the original contract term.

G-SMATT	America

On June 15, 2016, exclusive distribution and license agreement was made for 10 years between G-SMATT Global, a former related party of GLAAM, and G-SMATT America. Per the agreement, in consideration for the exclusive territorial distribution rights and license granted to, G-SMATT America paid a one-off, non-refundable royalty fee of USD 8,571,404. Per the exclusive distribution right agreement made between GLAAM and G-SMATT Global, though, 50% of the consideration received when regranting the exclusive distribution right to another party should be paid to GLAAM. Accordingly, 50% of the consideration received from G-SMATT America was paid to GLAAM by G-SMATT Global after finalizing the exclusive distribution contract with G-SMATT America.

G-SMATT	Europe

On March 27, 2017, G-SMATT Global and G-SMATT Europe made exclusive distribution and license agreements for an initial term of 10 years. For the exclusive territorial distribution rights and license granted, G-SMATT Europe paid USD 2,762,760, and it is being amortized using the straight-line method over a useful life of 10 years. As in the case when exclusive distribution contract made with G-SMATT America, 50% of the consideration received from G-SMATT Europe was paid by G-SMATT Global to GLAAM, accordingly.

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15.	Deposits

Other non-current assets as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Leasehold deposits, net(*)	162,987
Other deposits(**)	4,593,894

Total	4,756,881

(*)	Related to the lease deposit paid for the office, warehouse, employees’ dormitory, and corporate leased vehicle.
(**)

Other deposit is mainly composed of other deposit related to “Trinit Co., Ltd.” incurred during the process of disposing “G-SMATT Global Co., Ltd.” in 2019, and the amount of other deposit paid to “Trinit Co., Ltd.” is USD 4,205,639.

16.	Leases

(1)	Changes in Right-of-Use assets for the year ended December 31, 2021, are as follows:

(Unit: USD)

As of December 31, 2021
Classification	Beginning	Acquisition	Depreciation	Disposal	Others	Ending
Buildings	—	483,209	(179,146)	—	—	304,063
Vehicles	—	92,902	(37,422)	—	—	55,480

Total	—	576,111	(216,568)	—	—	359,543

(2)	Changes in lease liabilities for the year ended December 31, 2021, are as follows:

(Unit: USD)

As of December 31, 2021
Classification	Beginning	Acquisition	Interest	Payments	Others	Ending
Liabilities	—	474,792	22,766	(228,280)	81,695	350,973

(1) Amount recognized of profit or loss in relation to the lease is as follows:

(Unit: USD)
Classification	For the year ended 2021
Right-of-Use assets
Buildings	179,146
Vehicles	37,422

Subtotal	216,568
Interest expense relating to lease liabilities	22,766
Expense relating to leases of low-value assets that are not short-term leases	12,727
Miscellaneous loss	7,652

Subtotal	43,145

Total	259,713

The total cash outflow for leases for the year ended December 31, 2021, amounts to USD 241,007.

F-49

17.	Insured assets

Insured assets as of December 31, 2021, are as follows:

(Unit: USD)

Insurance	Insured assets	Insured amount	Notes
Package Insurance	Buildings, machineries, inventories etc.	10,093,533	Hyundai insurance
Fire insurance	Buildings, machineries, inventories etc.	2,904,750	Meritz fire
Auto insurance	Vehicles	11,145	Hyundai insurance

Total		13,009,428

In addition to the above insurance, the Company subscribes to industrial accident insurance for employees, comprehensive insurance for vehicle transportation equipment, and liability insurance.

18.	Other current payables and liabilities

(1)	Other payables as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Non-trade Payables	9,489,682
Accrued Expense	3,711,438

Total	13,201,120

(2)	Other current liabilities as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Withholdings	201,228
Current Lease Liabilities	231,377
Advance Received	5,045,244

Total	5,477,849

19.	Other Non-current payables and liabilities

(1)	Other non-current payables as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Long-term Accounts Payable	154,117
(Present Value Discount)	(4,372)

Total	149,745

(2)	Other non-current liabilities as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Long-term Leasehold Deposits Received	5,046,767
Non-current Lease Liabilities	119,595

Total	5,166,362

F-50

20.	Product warranty provision

The Company provides maximum of two years of warranty for all products. In the past, as the amount was not considered as material, the Company has been recording the amount as an expense. However, as of December 31, 2021, the Company decided to accrue the amount.

The amount of product warranty provision as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Product warranty provision	32,337

Total	32,337

The provision was calculated based on past three years average warranty ratio which was derived by past three years of A/S costs, including the fiscal year 2021 divided by past three years of historical G-Glass sales (i.e., 2018, 2019 and 2020 sales).

21.	Borrowings

(1)	Borrowings as of December 31, 2021, are as follows:

			(Unit: USD)
Type of borrowing	Borrowing from	Interest rate	As of December 31, 2021
		2.58%	2,607,496
		2.58%	875,544
		2.58%	2,857,518
	United asset management Ltd.(*)	3.13%	714,238
		3.30%	1,707,489
		6.89%	757,015
Short-term	Kookmin bank	5.85%	319,629
borrowings		5.85%	719,164
	Woori bank	6.40%	85,795
	SBI savings bank	6.17%	773,838
	G-SMATT Japan	5.00%	173,313
	BioX	5.00%	779,389
	Unpaid convertible bonds	—	11,877,923
	Others	—	1,108,639

	Subtotal		25,356,990

Current portion of long-term liabilities	United asset management Ltd.(*)		1,873,706

Long-term Borrowings	United asset management Ltd.(*)		1,967,203

	Total		29,197,899

(*)	Due to the asset transfer contract during this year, the borrower was changed from the Korea

Development Bank to the United asset management Ltd.

F-51

22.	Pension and other employee obligations

(1)	Defined benefit liabilities as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Present value of defined benefit obligations	1,174,807
Fair value of plan assets	(123,845)

Net defined benefit obligations	1,050,962

(2)	The details of changes in the defined benefit obligation are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Beginning	1,206,664
Current service cost	345,428
Re-measurement element - Actuarial gain due to changes in financial assumptions	(137,636)
Payment made	(316,481)
Effects of transfer of affiliated companies	76,832

Ending	1,174,807

(3)	The details of changes in the planned assets are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Beginning	122,670
Re-measurement Element - Gain from plan assets	1,175

Ending	123,845

(4)	The details of the composition of planned assets are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Deposit	123,845

(5)	The details of major actuarial assumptions are as follows:

(Unit: %)
Classification	As of December 31, 2021
Expected salary increase rate	4.2%
Discount rate	2.66%

F-52

23.	Share capital

(1)	Share capital as of December 31, 2021, are as follows:

Classification	Common stock
The total number of shares authorized	20,000,000 shares
Price per share(*)	0.40 USD
The total number of shares outstanding	14,760,493 shares
Paid-in capital	6,207,730 USD

As of December 31, 2021, major shareholders are as follows:

Name of Shareholders	Number of shares	Shareholding ratio
Bio X Co., Ltd. (BioX)	2,800,000	18.97%
Whale No1. M&A Private Equity Joint Venture for Small and Medium Enterprises	2,100,000	14.23%
Ho-Joon Lee	802,861	5.44%
Samsung Securities Co., Ltd	749,000	5.07%
Kyung Rae Kim	23,000	0.16%
Others	8,285,632	56.13%

Total	14,760,493	100.00%

(2) Details of changes in capital for the year ended 2021 are as follows:

			(Unit: USD)
Classification	Beginning	Increase	Ending
Capital (*)	3,104,981	3,102,749	6,207,730

(*)	The Company conducted a paid-in capital increase on December 30, 2021, and registration was completed on December 31, 2021.

(3)	Additional capital injection after December 31, 2021

During the fiscal year 2022, the Company issued additional 5,327,447 shares (face value at USD 0.40 with issue price at USD 4.00) resulting in an increase in the paid-in capital by USD 21,108,163.

Additionally, 823,213 shares were issued on January 31, 2023, and accordingly, the paid-in capital increased by USD 3,336,304. “BioX”, the Company’s largest shareholder, subscribed to USD 607,918 with 150,000 shares issued.

F-53

(4)	History for details of additional paid-in capital are as follows:

											(Unit: Share, USD)
						Face value			Issuing value
No	Date	Issue(reduction) Circumstances	Type of Stock	Number of Stocks	Total stock	Face value per share	Amounts	Total	Issuing value per share	Amounts	Total	Paid in Capital
1	2005.05.26	Established	Common stock	90,000	90,000	4	378,508	378,508	4	378,508	378,508
2	2012.04.02	Paid-in capital increase	Common stock	310,000	400,000	4	1,303,748	1,682,256	4	1,303,748	1,682,256
3	2012.09.27	Paid-in capital increase	Common stock	200,000	600,000	4	841,128	2,523,383	4	841,128	2,523,383
4	2013.10.31	Paid-in capital increase	Common stock	52,000	652,000	4	218,693	2,742,077	42	2,186,932	4,710,316	1,968,239
5	2014.11.27	Exercise of stock options	Common stock	27,000	679,000	4	113,552	2,855,629	4	113,552	4,823,868
6	2014.12.31	Exercise of stock options	Common stock	18,000	697,000	4	75,702	2,931,330	4	75,702	4,899,569
7	2015.01.22	Exercise of stock options	Common stock	6,000	703,000	4	25,234	2,956,564	4	25,234	4,924,803
8	2015.07.24	Paid-in capital increase	Common stock	29,290	732,290	4	123,183	3,079,747	144	4,205,399	9,130,202	4,082,216
9	2017.05.02	Split stock(one-tenth split)			7,322,900			3,661,450,000			9,130,202
10	2017.12.20	Exercise of stock options	Common stock	60,000	7,382,900	0.42	25,234	3,661,475,234	5	285,445	9,415,648	260,211
11	2017.12.31	PIC adjustment								102,571		102,571
12	2021.12.31	Paid-in capital increase	Common stock	7,377,593	14,760,493	0.42	3,102,749	3,664,577,983	4	31,027,492	40,443,140	27,924,743
13	2021.12.31	PIC adjustment (admin expenses etc)								(20,019)		(20,019)

		Total										34,317,961

F-54

24.	Other capital items and accumulated other comprehensive income

(1)	Details of other capital items and accumulated other comprehensive income as of December 31, 2021, are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Changes in equity from equity method	3,258,191
(Negative) Changes in equity from equity method	(3,251,395)
Stock options	1,609,809
Gains on sale of treasury stock	836,922
Other capital surplus	(57,795)

Total	2,395,732

(2)	The composition of accumulated other comprehensive income is as follows:

				(Unit: USD)
As of December 31, 2021
Classification	Beginning	Increase (decrease)	Re-classification into profit or loss (retained earnings)	Ending
Gain or loss from FVOCI	(2,268,168)	(115,808)	2,383,976	—
Exchange difference on translating foreign operations	(22,641)	1,327,282	—	1,304,641

Total	(2,290,809)	1,211,474	2,383,976	1,304,641

F-55

25.	Selling and administrative expenses

Details of selling and administrative expenses are as follows:

(Unit: USD)
Classification	For the year ended 2021
Salaries	2,712,236
Sundry allowances	79,529
Miscellaneous salaries	11,894
Severance benefit	228,936
Employee benefits	241,410
Travel expenses	209,412
Entertainment expenses	34,537
Communication expenses	17,502
Utilities	9,626
Electricity	46,764
Taxes and dues	274,993
Depreciation	479,139
Rent	71,008
Repairing cost	6,755
Insurance	33,332
Vehicle maintenance	10,797
Ordinary research and development expenses	927,206
Transportation	156,697
Training	2,240
Publication expenses	10,934
Packing charge	8,568
Office supplies	12,496
Consumable supplies	25,353
Commission	3,706,658
Advertisement expense	70,549
Export expense	7,149
Bad debt expenses	15,586,247
Product warranty expense	33,573
Miscellaneous expense	20,370
Amortization	1,046,403
Employee share compensation Cost	277,638
Safety	3,844

Total	26,363,795

F-56

26.	Finance income and finance costs

(1)	Details of finance income are as follows:

(Unit: USD)
Classification	For the year ended 2021
Interest Income	202,432
Gain from foreign currency translation	33,517
Gain from disposal of non-current financial assets	75,821
Gain from foreign exchange translation	110,252
Gain from discharge of indebtedness (*)	3,694,237

Total	4,116,259

(*)	Gain from discharge of indebtedness was recognized from conversion of convertible bonds to equity which occurred in 2021.

(2)	Details of finance costs are as follows:

(Unit: USD)
Classification	For the year ended 2021
Interest expense	1,876,001
Loss from foreign currency translation	41,865
Loss from foreign exchange translation	78,570

Total	1,996,436

27.	Other income and other expenses

(1) Details of other income are as follows:

(Unit: USD)
Classification	For the year ended 2021
Loss from equity method	(171,147)
Income from disposal of related companies	7,202
Miscellaneous	753,200

Total	589,255

(2) Details of other expenses are as follows:

(Unit: USD)
Classification	For the year ended 2021
Impairment loss from Intangible Assets	564,563
Loss from equity method investment	1,518,115
Loss from inventory impairment	8,415,311
Miscellaneous loss	5,267,980
Loss from disposal of investment in subsidiaries	13,318,419
Other allowance for other receivables and prepayments	10,127,381

Total	39,211,769

F-57

28.	Corporate income tax expenses

(1) Details of corporate income tax expense (benefit) are as follows:

(Unit: USD)
Classification	For the year ended 2021
Corporate tax paid	27,098
Changes in deferred tax due to temporary differences	(1,356,048)
Corporate tax expense directly reflected in capital	(81,867)
Others (*)	(2,188,690)

Income tax benefit	(3,599,507)

(*)	Others mostly include GLAAM Co., Ltd.’s income tax refund of USD 2,126,711.

(2)	The details of the increase or decrease in temporary differences deducted or added from future corporate income tax are as follows:

				(Unit: USD)
For the year ended 2021
	Temporary differences to be deducted (additional) for the current year			Deferred tax assets (liabilities)
Classification	Beginning	Inc (Dec)	Ending
Loss on foreign currency translation	77,592	(1,916)	75,676	16,649
Gain from foreign currency translation	(22,320)	(401,038)	(423,358)	(93,139)
Provision for retirement benefits	1,009,424	(58,484)	950,940	209,207
Retirement pension assets	(122,756)	(1,089)	(123,845)	(27,246)
Accumulated depreciation	1,269,315	—	1,269,315	279,249
Accumulated depreciation (revaluation)	(734,647)	—	(734,647)	(161,622)
Machineries(revaluation)	255,884	—	255,884	56,294
Land (revaluation)	(1,495,641)	—	(1,495,641)	(329,041)
Accumulated depreciation	362,790	171,309	534,099	117,502
Adjustment of conversion rights	(1,429,224)	1,429,224	—	—
Redemption premium on convertible bonds	4,747,354	(4,747,354)	—	—
Investment in subsidiaries and associates	21,976,125	10,864,634	32,840,759	7,224,967
Available-for-sale	(204,170)	—	(204,170)	(44,917)
Revaluation of non-current financial asset	30,628	1,363	31,991	7,038
Accrued income	(922,998)	(699,200)	(1,622,198)	(356,884)
Advanced payment	171,310	—	171,310	37,688
Capital change from equity method	—	(358,416)	(358,416)	(78,852)
Bad debt	—	20,173,446	20,173,446	4,438,158

Total	24,968,666	26,372,479	51,341,145	11,295,051
Valuation allowance				(9,364,473)

Deferred tax asset, net				1,930,578

F-58

GLAAM Co., Ltd and Subsidiaries

Notes to Consolidated Financial Statements

(3)

The future feasibility of deferred tax assets is evaluated by considering various factors such as the Company’s ability to generate taxable income during the period when temporary differences are realized, the overall economic environment, and the outlook for the industry. The Company is reviewing these matters periodically. Management reserved valuation allowance of approximately 50% of the total deferred tax assets calculated as of December 31, 2021. Moreover, USD 7,225,000 of deferred tax assets resulted from losses of investments accounted for using the equity method was not recognized.

29.	Related party transactions and balances

(1)	Details of related party transaction are as follows:

Classification	Name
Related companies	Chenjin chungjeolneung Ltd. G-SMATT Hong Kong Limited (G-SMATT Hong Kong) G-SMATT Japan Corporation (G-SMATT Japan) G-SMATT America Co., Ltd. (G-SMATT America) Korea Networks

(2)	Major sales and purchases with related parties are as follows:

					(Unit: USD)
For the year ended 2021
		Sales		Purchase
Classification	Name	Sales	Other income	Raw material purchase	Other expense
Related companies	G-SMATT JAPAN	1,392	—	—	8,997
	G-SMATT AMERICA	931,568	40,750	—	225,759
	G-SMATT Hong Kong	1,342	—	—	66,435
	Korea Networks	—	—	—	—

	Total	934,302	40,750	—	301,191

GLAAM Co., Ltd and Subsidiaries

Notes to Consolidated Financial Statements

(3)	The details of receivable and payable to related parties are as follows:

						(Unit: USD)
As of December 31, 2021
	Receivable			Payable
Name	Accounts receivable	Loans	Others	Accounts payable	Borrowing	Others
G-SMATT JAPAN	543,403	—	—	—	173,313	17,611
G-SMATT AMERICA	699,495	795,447	142,126	—	—	230,730
Chenjin chungjeolneung Ltd.	—	—	—	—	—	135,660
Korea Networks	—	3,797,838	902,640	—	—	—

Total	1,242,898	4,593,285	1,044,766	—	173,313	384,001

(4)	The details of financial transactions for related parties are as follows:

					(Unit: USD)
As of December 31, 2021
		Loan		Borrowing
Classification	Name	Loan	Collection	Borrowing	Repayment
Related companies	G-SMATT Japan	—	—	—	4,041
	G-SMATT America	92,156	—	—	—
	Korea Networks	294,909	58,933	—	—

	Total	387,065	58,933	—	4,041

(5)	Compensation details for key management are as follows:

(Unit: USD)
Classification	For the year ended 2021
Salaries	1,041,534
Retirement benefit	86,794

Total	1,128,328

Key management include directors (including non-executive directors) and auditors who have significant authority and responsibility for the planning, operation, and control of our activities.

GLAAM Co., Ltd and Subsidiaries

Notes to Consolidated Financial Statements

30. Contingent liabilities and agreements

Contingent liabilities and agreements as of December 31, 2021, are as follows:

				(Unit: USD)
Client	Agreement	Credit limit	Use	Residual
United asset management ltd(*)	IP collateral loan	2,607,496	2,607,496	—
	Industrial operation fund loan	875,544	875,544	—
	Industrial operation fund loan	2,857,518	2,857,518	—
	overdraft account	714,238	714,238	—
	Industrial operation fund loan	1,707,489	1,707,489	—
	Small Business Loan	757,015	757,015	—

Kookmin bank	Small Business Loan	319,629	319,629	—
	Small Business Loan	719,164	719,164	—

Woori bank	Credit loan	85,795	85,795	—

SBI savings bank	Operating loan	773,838	773,838	—

Total		11,417,726	11,417,726	—

(*)	Due to the asset transfer contract during the current term, the Korea Development Bank has been changed to United asset management limited company.

31. Cash flows

(1)	Cash flows from operating activities for the year ended 2021, are as follows:

(Unit: USD)
Classification	For the year ended 2021
a. Net loss	(60,387,182)
b. Adjustment	47,194,223
Corporate tax benefit	(3,599,507)
Depreciation	1,786,378
Amortization	1,792,358
Bad debt	15,395,091
Other bad debt	10,026,952
Stock compensation costs	277,638
Defined benefit expense	283,482
Interest expense	1,777,845
Loss on disposal of inventory	8,415,311
Loss on foreign currency translation	78,602
Loss on valuation of equity method	1,518,115
Product warranty expense	33,573
Loss on raw material fair value evaluation	223,457
Loss on intangible assets impairments	564,563
Miscellaneous loss	7,652
R&D expenses	329,831
Loss on disposal of investment shares in subsidiaries	13,318,419
Interest income	(292,769)
Gain from discharge of indebtedness	(3,694,237)
Gain from equity method	(171,147)
Gain from foreign exchange translation	(794,360)
Gain from disposition of tangible assets	(7,203)
Gain from disposal of available-for-sale securities	(75,821)
c. Changes in working capital	7,084,315
Decrease (increase) in trade receivables	3,452,691
Decrease (increase) in other receivables	(126,488)
Decrease (increase) in accrued income	454,728
Decrease (increase) in advance payments	(871,377)
Decrease (increase) in prepaid expenses	2,866
Decrease (increase) in inventory	(1,230,342)
Decrease (increase) in non-current accounts receivable	372,898
Increase (decrease) in trade payables	(446,568)
Increase (decrease) in outstanding payments	5,342,932
Increase (decrease) in deposits	100,901
Increase (decrease) in value added tax withheld	(33,197)
Increase (decrease) in advance income	50,436
Increase (decrease) in outstanding expenses	394,142
Increase (decrease) in government subsidy	(5,309)
Increase (decrease) in value added tax receivable	815
Increase (decrease) in non-current outstanding payments	(57,035)
Payment of severance	(316,557)
Changes in retirement planned assets	(1,221)

Cash flows generated from operating activities	(6,108,644)

F-62

(2)	Important transactions without cash inflows and outflows are as follows:

(Unit: USD)
Classification	For the year ended 2021
Debt conversion	8,411,278
Conversion of convertible bonds	17,407,314

32.	Earnings per share

(1)

Basic earnings per share are calculated by dividing the net income attributable to common stock by the number of common stocks in weighted average distribution, and the calculation details are as follows:

(Unit: USD)
Classification	As of December 31, 2021
Net income per common stock (loss)	(60,387,182)
Weighted average number of outstanding common stock	14,760,493
Basic earnings per share (loss)	(4.09)

			(Unit: Share)
As of December 31, 2021
Classification	Number of stocks	Weighted value	Subtotal
Carryover from the previous period	7,382,900	365	2,694,758,500
Paid-in capital increase	7,377,593	365	2,692,821,445
Days			365
Weighted average number of outstanding common stock			14,760,493

(2)	Diluted earnings per share

Potential common stocks held by the Company are calculated by applying the weighted average number of common stocks adjusted assuming that convertible bonds and stock options are available, and that all potential common stocks are converted to common stocks.

(Unit: USD)
Classification	As of December 31, 2021
Net income per common stock (loss)	(60,387,182)
Net income per diluted common stock (A)	(58,250,602)
Adjusted weighted average number of common stock (B)	15,054,114
Net income per diluted share ((A)/(B))	(3.87)

F-63

33.	Share based employee compensation

Details of stock options granted by the Company to the executive management and employees, including the President, Vice President, CEO, and CFO, for the year ended December 31, 2021, are as follows:

		(Unit: USD, Share)
Classification	6th round	7th round
Grant date	March 30, 2017	March 25, 2020
Total number of shares to be issued	1,400	292,221
Granting method	Stock issue	Stock issue
Exercise price(**)	13.41	8.92
Available period for exercise	March 30, 2019~ March 30, 2022	March 24, 2022~ March 24, 2025

(*)	The Company calculates the exercise price in compliance with the Commercial Act and the Capital Markets and Financial Investment Business Act.
(**)	The exercise price has changed due to the paid-in capital increase.

Equity-settled stock-based compensation is recognized at a fair value of equity instruments granted, and employee benefits expense is recognized over the vesting period. At the end of the period, the Company revises its estimates of the number of options that are expected to vest on the non-market vesting and service conditions.

As of December 31, 2021, the Company had performed seven rounds of stock options granting. The summary of stock granting rounds are as follows:

Date	Quantity	Party	Rounds	Grant date / Termination date	Action	Grant period (Yrs)
2012-12-20	18,000	Ju Young Bae	1st Round	2014-12-31	Exercise	2.00
2012-10-29	18,000	Kyung Rae Kim	2nd Round	2014-11-28	Exercise	2.00
2012-10-29	9,000	Gwa Han Kim	2nd Round	2014-11-28	Exercise	2.00
2012-10-29	9,000	Sung Beom Soh	2nd Round	2013-05-23	Terminate
2012-10-29	6,000	Min Hun Song	2nd Round	2015-01-23	Exercise	2.00
2015-02-27	80,000	Jin Hwan Choi	3rd Round	2017-12-23	Exercise	2.00
2015-09-01	72,990	Kyung Rae Kim & 36 others	4th Round		Terminate	N/A
2016-08-01	400,000	Hak Yeol Shin& 1 other	5th Round		Terminate	N/A
2017-03-30	4,500	Sung Soo Kim& 4 others	6th Round		Terminate	N/A
2020-03-25	516,800	Kyung Rae Kim& 125 others	7th Round		Outstanding	N/A

The strike price for the newly issued stock options on March 25, 2020, was KRW 11,000 (USD 8.92). A total of 7,382,900 stoke options were granted by 2021 and there were no options exercised as of December 31, 2021.

F-64

34.	Subsequent events

(1)	Possible merger

On September 4, 2022, The Company and Jaguar Global Growth Corporation I (“JGGC”) signed the Letter of Intent under which the Company and its subsidiaries (collectively “The Company”) would be merged into JGGC. The Business Combination Agreement between JGGC and GLAAM is planned to be made and entered during the first quarter of 2023.

JGGC is a Special Purpose Acquisition Company (“SPAC”), which raised USD 230,000,000 at its initial public offering (“IPO”) and is currently traded on NASDAQ. JGGC closed its IPO on NASDAQ on February 15, 2022, and currently holds approximately USD 235,000,000 in trust account (“Trust Cash”).

(2)	Litigation against “Trinit Co., Ltd.”

On January 24, 2010, the Company sold its investment in shares of G-SMATT Global to Trinit Co. Ltd. (Trinit). Trinit subsequently changed its name to YongSan Holding Co., Ltd. Pursuant to the terms of the sales agreement, Trinit withheld approximately USD 4,205,000 from the total sales proceeds as a security deposit for contingent claims that may occur during post acquisition for the period of five years from the date of the acquisition. On March 15, 2019, an amended agreement was executed, which extended the period of claiming for damages, if any, to December 31, 2019.

The Company filed suits against Trinit and certain individuals related to Trinit on June 23, 2021 in Republic of Korean Seoul Central District Court. The principal charge being made is that Trinit and its related people breached certain obligations which they had to the Company in connection with refund of the deposit. On June 2, 2022, the court awarded the Company USD 161,141, a portion of the deposit, 5% interest calculated up to July 2, 2021, and an additional 12% interest from the day of the judgement until the day its fully paid.

Trinit and the Company appealed the case to the Appellate Court.

On February 9, 2023, the Company and the major shareholder, BioX, entered into an agreement to sell and transfer all rights to the Trinit related receivable balances totaling approximately USD 4,700,000 to BioX with payment terms of USD 250,000 at the time of execution of the agreement and the remainder on December 29, 2023.

(3)	Partner changes in investment in an associate

In 2022, certain minority shareholders of G-SMAAT America Co., Ltd (an equity method associate located in California, USA) sold all their shares, total of 1,470,116 shares, to the Company. As a result, the Company’s ownership in G-SMATT Co., Ltd. increased by 12.00%, from 42.63% to 54.63% and became the major shareholder. G-SMATT Co., Ltd. will be subject to consolidation from the date of the majority ownership change in 2022.

(4)	Additional capital injection

In 2022, the Company issued additional 5,327,447 shares at USD 4.00, resulting in an increase in the paid-in capital by USD 21,108,163.

Additionally, 823,213 shares were issued on January 31, 2023, resulting in an increase in the paid-in capital by USD 3,336,304.

F-65

(5)	Purchase ownership of “Inflectix” by G-SMATT Europe

On November 30, 2022, G-SMATT Europe acquired 100% ownership of Inflectix Limited (Inflectix) as a wholly owned subsidiary for USD 301,654. Inflectix was incorporated on July 11, 2018, by Orhan Ertughrul, G-SMATT Europe’s executive manager. It is located in Gloucestershire, United Kingdom and provides high level technical expertise service in biotechnology investment consulting field.

Inflectix will be subject to consolidation from the date of the acquisition.

(6)	Share based compensation

On March 30, 2022, the Company cancelled and reversed the stock options granted on their 7th round (516,800 shares of stock options) and newly issued 947,729 shares of stock options with a lower exercise price of KRW 5,000. (USD 4.13).

F-66

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

PHYGITAL IMMERSIVE LIMITED,

JAGUAR GLOBAL GROWTH KOREA CO., LTD.,

GLAAM CO., LTD,

and

JAGUAR GLOBAL GROWTH CORPORATION I,

dated as of March 2, 2023

i

4.22.	Information Supplied	40
4.23.	Anti-Bribery; Anti-Corruption	40
4.24.	International Trade; Sanctions; Anti-Money Laundering Laws	41
4.25.	Board Approval; Shareholder Vote	41
4.26.	Disclaimer of Other Warranties	42

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC AND EXCHANGE SUB

5.1.	Organization and Qualification	43
5.2.	Capitalization	43
5.3.	Authority Relative to this Agreement	44
5.4.	No Conflict; Required Filings and Consents	45
5.5.	Compliance; Approvals	45
5.6.	SPAC SEC Reports and Financial Statements	46
5.7.	Absence of Certain Changes or Events	47
5.8.	Litigation	47
5.9.	Business Activities	48
5.10.	SPAC Material Contracts	48
5.11.	SPAC Listing	49
5.12.	Trust Account	49
5.13.	Taxes	50
5.14.	Information Supplied	51
5.15.	Employees; Benefit Plans	51
5.16.	Board Approval; Shareholder Vote	52
5.17.	Investment Act; Jobs Act	52
5.18.	Affiliate Transactions	52
5.19.	Brokers	52
5.20.	Disclaimer of Other Warranties	52

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1.	Conduct of Business by the Company Parties	53
6.2.	Conduct of Business by SPAC	56
6.3.	Requests for Consent	58

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1.	Proxy Statement/Registration Statement; Special Meeting; Shareholder Approval	58
7.2.	Certain Regulatory Matters	61
7.3.	Other Filings; Press Release	61
7.4.	Confidentiality; Communications Plan; Access to Information	62
7.5.	Commercially Reasonable Efforts	63
7.6.	No SPAC Securities Transactions	64
7.7.	No Claim Against Trust Account	64
7.8.	Disclosure of Certain Matters	64
7.9.	Securities Listings	64
7.10.	No Solicitation	65
7.11.	Trust Account	65
7.12.	Director and Officer Matters	66
07.13.	Tax Matters	68

7.14.	Financing Arrangements	68
7.15.	Qualification as a Foreign Private Issuer	69
7.16.	Qualification as an Emerging Growth Company	69
7.17.	New PubCo Equity Plan	69
7.18.	Financial Statements; Other Financial Information	69
7.19.	Company Shareholder Approval	70
7.20.	Transaction Litigation	70
7.21.	Extension of Time Period to Consummate a Business Combination	71
7.22.	Waiver of Underwriting Discount	71

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

8.1.	Conditions to Obligations of Each Party’s Obligations	71
8.2.	Additional Conditions to Obligations of the Company Parties	72
8.3.	Additional Conditions to the Obligations of SPAC	73
8.4.	Notice to SPAC Shareholders Delivering Written Objection	74
8.5.	Frustration of Closing Conditions.	74

ARTICLE IX

TERMINATION

9.1.	Termination	74
9.2.	Notice of Termination; Effect of Termination	75

ARTICLE X

NO SURVIVAL

10.1.	No Survival	75

ARTICLE XI

GENERAL PROVISIONS

11.1.	Notices	75
11.2.	Interpretation	76
11.3.	Counterparts; Electronic Delivery	77
11.4.	Entire Agreement; Third Party Beneficiaries	77
11.5.	Severability	77
11.6.	Other Remedies; Specific Performance	77
11.7.	Governing Law	78
11.8.	Consent to Jurisdiction; Waiver of Jury Trial	78
11.9.	Rules of Construction	79
11.10.	Expenses	79
11.11.	Assignment	79
11.12.	Amendment	79
11.13.	Extension; Waiver	79
11.14.	No Recourse	79
11.15.	SPAC Legal Representation	80
11.16.	Company Legal Representation	80
11.17.	Disclosure Letters and Exhibits	81

EXHIBITS AND ANNEXES

Exhibit A	Form of Registration Rights Agreement
Exhibit B	Form of Plan of Merger
Exhibit C	Form of New PubCo A&R Charter

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT is made and entered into as of March 2, 2023 (this “Agreement”), by and among Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), Jaguar Global Growth Korea Co., Ltd., a stock corporation (“chusik hoesa”) organized under the laws of Korea (“Exchange Sub”), GLAAM Co., Ltd., a corporation (“chusik hoesa”) organized under the laws of Korea (the “Company”, and together with New PubCo, the “Company Parties”), and Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”, and together with Exchange Sub, the “SPAC Parties”). Each Company Party and SPAC Party will individually be referred to herein as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, SPAC is a blank check company incorporated on March 31, 2021, as a Cayman Islands exempted company for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, (i) Exchange Sub is a wholly-owned direct subsidiary of SPAC and (ii) New PubCo is wholly-owned by the Initial New PubCo Shareholder (as defined below), in each case, newly formed for the sole purpose of the Transactions (as defined below);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Companies Act (as defined below), the Parties desire to enter into a business combination transaction whereby on the Closing Date (as defined below) (i) SPAC shall be merged with and into New PubCo, with New PubCo surviving the merger, (ii) immediately thereafter, New PubCo shall issue the Aggregate Share Swap Consideration to Exchange Sub, and in exchange therefor Exchange Sub shall issue a non-interest bearing note (in a form that is reasonably acceptable to the Parties) to New PubCo pursuant to which, among other things, Exchange Sub shall promise to repay to New PubCo the value of the Aggregate Share Swap Consideration so transferred, (such note, the “Aggregate Share Swap Note”), and (iii) all shareholders of the Company (the “Company Shareholders”) shall transfer their respective Company Common Shares (as defined below) to Exchange Sub in connection with the Share Swap (as defined below);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that the Transactions constitute a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities in accordance with the SPAC Governing Documents; (ii) determined that the Merger (as defined below), the Share Swap (as defined below) and the other Transactions are fair to, advisable and in the best interests of SPAC and the shareholders of SPAC (the “SPAC Shareholders”), (iii) approved this Agreement and the other Transaction Agreements (as defined below) to which it is a party and the other actions contemplated by this Agreement, and (iv) determined to recommend that the SPAC Shareholders vote in favor of and approve the SPAC Shareholder Matters (as defined below) and such other actions as contemplated by this Agreement (the “SPAC Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that the Share Swap and the other Transactions are fair to, advisable and in the best interests of, the Company and the Company Shareholders, (ii) approved this Agreement and the other Transaction Agreements (as defined below) to which it is a party and the other actions contemplated by this Agreement, and (iii) determined to recommend that the Company Shareholders approve the Transactions, including the Share Swap, and such other actions as contemplated by this Agreement;

WHEREAS, the respective boards of directors of each of New PubCo and Exchange Sub have unanimously (i) determined, approved and declared that the Transactions and the Transaction Agreements to which such Party is a party, are advisable and in the best interests of their respective companies and their respective shareholder(s) and (ii) determined to recommend that their respective shareholder(s) approve the Merger, the Share Swap the other Transactions and such other actions as contemplated by this Agreement;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger qualifies as a transaction treated as a reorganization pursuant to Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations with respect to the Merger (the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the SPAC Sponsor (as defined below) has executed and delivered to the Company a support agreement (the “Sponsor Support Agreement”) pursuant to which the SPAC Sponsor has agreed to, among other things, vote its SPAC Shares in favor of adoption and approval of this Agreement and approval of the Transactions, including the Merger, and not redeem any SPAC Shares or SPAC Warrants acquired by the SPAC Sponsor in the SPAC’s initial public offering;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Shareholders have executed and delivered to the Company and SPAC support agreements (the “Company Shareholder Support Agreements”) pursuant to which such Company Shareholders have agreed to, among other things, subject to the terms and conditions therein, vote their Company Common Shares in favor of adoption and approval of this Agreement and approval of the Transactions, including the Share Swap;

WHEREAS, at the Closing, New PubCo, the SPAC Sponsor and certain Company Shareholders, and their respective Affiliates (as defined below), as applicable, shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit A (with such changes as may be agreed in writing by SPAC and the Company); and

WHEREAS, as of immediately following the consummation of the Closing, the Parties anticipate that New PubCo will qualify as a “foreign private issuer” pursuant to Rule 3b-4 of the Exchange Act (as defined below).

NOW, THEREFORE, in consideration of the covenants, promises and the representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Defined Terms. For purposes of this Agreement, the following capitalized terms have the following meanings:

“Additional SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Share Swap Consideration” shall mean a number of New PubCo Ordinary Shares equal to the quotient of (a) the Closing Equity Value divided by (b) the SPAC Share Price.

“Agreement” shall have the meaning set forth in the Preamble hereto.

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“Anti-Corruption Laws” shall mean the United States Foreign Corrupt Practices Act of 1977 as amended, the United Kingdom Bribery Act of 2010, any legislation implementing the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and any other applicable Legal Requirement regarding anti-bribery or illegal payments or gratuities.

“Anti-Money Laundering Laws” shall mean the financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended by the Uniting and Strengthening America By Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act of 2001), the applicable money laundering and terrorist financing laws and regulations (including any licensing or registration requirements applicable to money services businesses) of all relevant jurisdictions (including the Act on Reporting and Using Specified Financial Transaction Information in Korea), and any related or similar rules or guidelines issued, administered or enforced by any Governmental Entity.

“Antitrust Laws” shall mean any applicable Legal Requirements of any Governmental Entity regarding matters of competition or foreign investment.

“Approvals” shall have the meaning set forth in Section 4.7(b).

“Approved Company Financing” shall mean any offer, sale and issuance, in a bona fide equity financing transaction of Company Common Shares that is approved by SPAC in writing (which approval shall not be unreasonably withheld, conditioned or delayed) pursuant to which the Company receives proceeds following the date of this Agreement and prior to the Closing.

“Authorization Notice” shall have the meaning set forth in Section 8.4(a).

“Business Data” shall mean all business information and data, including Personal Information, that is accessed, collected, used, processed, stored, shared, distributed, transferred, or disclosed of by any of the Company IT Systems or otherwise by any of the Group Companies in the course of the conduct of the business of the Group Companies.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York, Seoul, Republic of Korea or the Cayman Islands are authorized or required by Legal Requirements to close.

“Certifications” shall have the meaning set forth in Section 5.6(a).

“Closing” shall mean the closing of the Transactions.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Equity Value” shall mean the sum of (a) the Company Equity Value plus (b) the aggregate amount of proceeds actually received pursuant to all Approved Company Financings (determined in U.S. Dollars based on the applicable Foreign Exchange Rate as of the date such amounts are so received) as of immediately prior to the Merger Effective Time.

“Closing Form 6-K” shall have the meaning set forth in Section 7.3(c).

“Closing Payments Schedule” shall have the meaning set forth in Section 3.5.

“Closing Press Release” shall have the meaning set forth in Section 7.3(c).

“Code” shall have the meaning set forth in the Recitals hereto.

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“Companies Act” shall mean the Companies Act (As Revised) of the Cayman Islands.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Board” shall have the meaning set forth in the Recitals hereto.

“Company Board Approval” shall have the meaning set forth in Section 4.25.

“Company Business Combination” shall have the meaning set forth in Section 7.10(a).

“Company Common Shares” shall mean the common shares, ~~W~~500 par value per share, of the Company.

“Company D&O Indemnified Party” shall have the meaning set forth in Section 7.12(a)(i).

“Company Disclosure Letter” shall have the meaning set forth in the preamble to Article IV.

“Company Equity Value” shall mean $183,600,000.

“Company Exchange Ratio” shall mean the quotient of (a) the Aggregate Share Swap Consideration divided by (b) the sum of (i) the aggregate number of Company Common Shares that are issued and outstanding as of immediately prior to the Share Swap Effective Time and (ii) the number of Company Common Shares issuable upon full exercise, exchange or conversion of all Company Options (calculated using the treasury method of accounting on a cashless exercise basis), solely to the extent such Company Options are treated in accordance with Section 3.3(a) and assuming conversion of all such Company Options in accordance therewith, outstanding as of immediately prior to the Share Swap Effective Time.

“Company Founder Closing Ownership Stake” shall have the meaning set forth in Section 3.9(b)

“Company Founder Warrants” shall have the meaning set forth in Section 3.9(a).

“Company Founders” shall mean Houngki Kim and Ho Joon Lee.

“Company IT Systems” shall have the meaning set forth in Section 4.18(h).

“Company Leased Properties” shall have the meaning set forth in Section 4.14(a).

“Company Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of New PubCo or the Group Companies, taken as a whole; or (b) the ability of any Company Party to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a Company Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur, or be deemed to constitute a Company Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in any global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) the execution, performance or announcement of this Agreement or pendency or consummation of the Transactions, including by reason of the identity of any SPAC Party as a party to this Agreement or any termination of, reduction in or impact thereof on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Group Companies or other third parties related

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thereto; provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the execution, performance or announcement of this Agreement or pendency or consummation of the Transactions, (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of this Agreement; (v) changes in GAAP, KIFRS, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities, banking or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which New PubCo or any Group Company operates; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a Company Material Adverse Effect; or (ix) any actions or inactions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of any SPAC Party; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of New PubCo or the Group Companies, taken as a whole, relative to similarly situated companies in the industries in which New PubCo or the Group Companies conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a Company Material Adverse Effect has occurred, but solely to the extent of such disproportionate and adverse effect on New PubCo or the Group Companies, taken as a whole, as applicable.

“Company Material Contract” shall have the meaning set forth in Section 4.18(a).

“Company Options” shall mean all options to purchase Company Common Shares.

“Company Parties” shall have the meaning set forth in the Preamble hereto.

“Company Party Privileged Communications” shall have the meaning set forth in Section 11.16.

“Company Real Property Leases” shall have the meaning set forth in Section 4.14(a).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 4.18(a).

“Company Shareholder Approval” shall mean the approval of the Transactions, including the Share Swap, by the affirmative votes of at least (i) two-thirds of the voting rights of the Company Shareholders present at a general meeting of Company Shareholders and (ii) one-third of the total number of issued and outstanding Company Common Shares.

“Company Shareholder Meeting” shall have the meaning set forth in Section 7.19.

“Company Shareholder Support Agreements” shall have the meaning set forth in the Recitals hereto.

“Company Shareholders” shall have the meaning set forth in the Recitals hereto.

“Company Subsidiaries” shall have the meaning set forth in Section 4.3(a).

“Confidentiality Agreement” shall mean that Mutual Nondisclosure Agreement, dated July 5th, 2022, by and between SPAC and the Company, as amended and joined from time to time.

“Continental” shall have the meaning set forth in Section 5.12(a).

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“Contract” shall mean any contract, subcontract, agreement, indenture, note, bond, loan or credit agreement, instrument, installment obligation, lease, mortgage, deed of trust, license, sublicense, commitment, power of attorney, guaranty or other legally binding commitment, arrangement, understanding or obligation, whether written or oral, in each case, as amended and supplemented from time to time and including all schedules, annexes and exhibits thereto.

“Converted Stock Option” shall have the meaning set forth in Section 3.3(a).

“Converted Warrant” shall have the meaning set forth in Section 3.1(e).

“Copyrights” shall mean any and all copyrights and copyrightable subject matter, whether registered or unregistered and regardless of the medium of fixation or means of expression, including any of the foregoing that protect original works of authorship (including literary works (including all forms and types of Software), pictorial and graphic works).

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any resurgence, variations, evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other similar Legal Requirement, Order, directive, guideline or recommendation promulgated by any industry group or any Governmental Entity in connection with or in response to COVID-19, and other action, inaction, activity or conduct reasonably necessary (such determination to be made by the Company in good faith), in connection with or in response to COVID-19.

“Current Registration Rights Agreement” shall mean the Registration Rights Agreement, dated as of February 10, 2022, by and among SPAC, the SPAC Sponsor and the other parties thereto.

“Customs & International Trade Authorizations” shall mean any and all licenses, license exceptions, notification requirements, registrations and approvals required pursuant to the Customs & International Trade Laws for the lawful export, deemed export, re-export, deemed re-export transfer or import of goods, software, technology, technical data and services.

“Customs & International Trade Laws” shall mean all applicable import, customs and trade, export and anti-boycott laws of any jurisdiction in which the Company or any of its Subsidiaries is incorporated or does business.

“Disabling Devices” shall mean undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Employee Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Environmental Law” shall mean any international, European Union, federal, state, local or foreign law, regulation, Order, treaty, code, rule, decree, legally binding opinion or requirement of any Governmental Entity or common law relating to: (a) the protection, investigation or restoration of the environment or natural resources; (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; (c) pollution, contamination or any injury or threat of injury to persons or property resulting from exposure to Hazardous Substances; or (d) any similar laws and other requirements having the force or effect of law, and all Orders issued or promulgated thereunder.

“Equity Financing Arrangements” shall have the meaning set forth in Section 7.14.

6

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.4(a).

“Exchange Sub” shall have the meaning set forth in the Preamble hereto.

“Extension Proposal” shall have the meaning set forth in Section 7.21.

“Financial Statements” shall have the meaning set forth in Section 4.8(a).

“Financing Arrangements” shall have the meaning set forth in Section 7.14.

“Foreign Exchange Rate” shall mean, with respect to a measurement date, the exchange rate of South Korean Won per U.S. Dollar determined as of such date as published by the Wall Street Journal at https://www.wsj.com/market-data/currencies/exchangerates, or, if not so published by the Wall Street Journal, then the average of the opening bid and ask rates on such date at which such currency may be exchanged per U.S. Dollar as quoted by JPMorgan Chase Bank, NA (or any successor thereto or any other major money center commercial bank agreed to by SPAC and the Company).

“FSS” shall mean the Financial Services Commission of Korea.

“Fundamental Representations” shall mean: (a) in the case of the Company and New PubCo, the representations and warranties contained in Section 4.1 (Organization and Qualification) (other than the second sentence); Section 4.2 (New PubCo) (other than the last sentence of Section 4.2(a)); the second sentence of Section 4.3(a) (Company Subsidiaries); Section 4.4(a) (Capitalization of the Group Companies), Section 4.5 (Authority Relative to this Agreement); Section 4.6(a)(i) (No Conflict; Required Filings and Consents) and Section 4.17 (Brokers; Third Party Expenses); and (b) in the case of the SPAC Parties, the representations and warranties contained in Section 5.1 (Organization and Qualification) (other than Section 5.1(d)); Section 5.3 (Authority Relative to this Agreement); Section 5.2(a)(i) (No Conflict; Required Filings and Consents); and Section 5.19 (Brokers) .

“GAAP” shall mean United States generally accepted accounting principles.

“Governing Documents” shall mean the legal documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs including, as applicable, certificates of incorporation, registration or formation, bylaws, memorandum and articles of association, shareholder or voting agreement, limited partnership agreements and limited liability company operating agreements.

“Government Official” shall mean, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Entity or public international organization, any political party or official thereof and any candidate for political office.

“Governmental Entity” shall mean: (a) any federal, provincial, state, local, municipal, foreign, national or international court, governmental commission, government or governmental authority, department, regulatory or administrative agency, board, bureau, agency or instrumentality, tribunal, arbitrator or arbitral body (public or private), or similar body; (b) any self-regulatory organization; or (c) any political subdivision of any of the foregoing.

“Group Companies” shall mean the Company and all of its direct and indirect Subsidiaries.

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“Group Company Software” shall mean all proprietary Software owned by (or currently being developed by or for) any of the Group Companies.

“Hazardous Substances” shall mean any substance, waste or material regulated as a “pollutant” or “contaminant” or as toxic, radioactive, ignitable, corrosive, or reactive under any applicable Legal Requirements pertaining to the environment, including petroleum, its derivatives, by-products and other hydrocarbons.

“IFRS” shall mean the International Financial Reporting Standards, as issued by the IFRS Foundation and the International Accounting Standards Board.

“Incidental Inbound License” shall mean any (a) non-exclusive license for Software or IT Systems that is in the nature of a “shrink-wrap” or “click-wrap” license agreement for off-the-shelf Software or IT Systems that is generally commercially available costing less than $100,000 annually; (b) license to Open Source Software; (c) non-disclosure or confidentiality agreement permitting the use of or access to confidential information; (d) non-exclusive license for Intellectual Property that is not material to the business of the Group Companies, taken as a whole, pursuant to employee or consulting agreements; (e) non-exclusive license in the ordinary course of business for the use of a name, logo or feedback for marketing or similar purposes; and (f) Contract containing a non-exclusive license of Intellectual Property that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is primarily for something other than such license.

“Incidental Licenses” shall mean, collectively, Incidental Inbound Licenses and Incidental Outbound Licenses.

“Incidental Outbound License” shall mean any nonexclusive license granted by any Group Company (a) to suppliers, vendors, distributors, service providers, or customers in the ordinary course of business; (b) in nondisclosure agreements for use in evaluation and negotiation permitted by such agreements; or (c) in the ordinary course of business for the use of any Group Company’s name, logo or feedback for marketing or similar purposes, in each case, where such license does not affect in any material respect the value of or the Group Companies’ right to use any material Intellectual Property licensed thereunder.

“Indebtedness” shall mean, with respect to a Person, without duplication, all of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations to pay the deferred and unpaid purchase price of property, shares, stock or services including any earn-out payments (in the case of the Group Companies, other than trade payables or similar obligations incurred in the ordinary course of business); (d) any obligations as lessee under capitalized leases as determined in accordance with GAAP, KIFRS, or IFRS; (e) any obligations, contingent or otherwise, including amounts drawn, under acceptance, letters of credit or similar facilities, in each case solely to the extent actually drawn; (f) any guaranty of any of the foregoing; (g) any accrued interest, fees and charges in respect of any of the foregoing; and (h) any prepayment premiums and penalties actually due and payable on any of the foregoing, and any other fees, expenses, indemnities and other amounts actually due and payable as a result of the prepayment or discharge of any of the foregoing.

“Initial New PubCo Interest” shall have the meaning set forth in Section 2.1(a).

“Initial New PubCo Interest Redemption Amount” shall have the meaning set forth in Section 2.1(a).

“Initial New PubCo Shareholder” shall have the meaning set forth in Section 2.1(a).

“Insider” shall have the meaning set forth in Section 4.21.

“Insurance Policies” shall have the meaning set forth in Section 4.20.

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“Intellectual Property” shall mean all rights, title and interest in or relating to intellectual property throughout the world, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (a) all Patents; (b) all Copyrights; (c) all Trademarks; (d) all internet domain names and social media identifiers and accounts; (e) all Trade Secrets; (f) all moral and economic rights of authors and inventors, however denominated, rights of publicity, and database rights; (g) all applications and registrations, and any renewals, extensions and reversions, of any of the foregoing; (h) all other intellectual property rights or proprietary rights; (i) all legal rights arising from items (a) through (h), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Intended Tax Treatment” shall have the meaning set forth in the Recitals hereto.

“Intentional Fraud” shall mean with respect to a Party, the actual and intentional common law fraud of such Party, in each case with respect to the representations or warranties made by such Party contained in this Agreement or in the certificate delivered by such Party pursuant to Section 8.2(d) or Section 8.3(f), as applicable; provided, that under no circumstances shall “Intentional Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts to the extent based on recklessness or negligence.

“Interested Party Transaction” shall have the meaning set forth in Section 4.21.

“Interim Financial Statements” shall have the meaning set forth in Section 4.8(a).

“Interim Period” shall have the meaning set forth in Section 6.1.

“Investment Company Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“IPO Underwriting Agreement” shall mean the underwriting agreement, dated February 10, 2022, by and among SPAC, and Citigroup Global Markets Inc. and Barclays Capital Inc., as underwriters.

“JOBS Act” shall have the meaning set forth in Section 7.16.

“KIFRS” shall mean the International Financial Reporting Standards as adopted by and in effect in Korea.

“Knowledge” shall mean the actual knowledge or actual awareness as to a specified fact or event, following reasonable inquiry of (a) with respect to the Company, the individuals listed on Section 1.1(B)(i) of the Company Disclosure Letter; (b) with respect to New PubCo, the individuals listed on Section 1.1(B)(ii) of the Company Disclosure Letter; and (c) with respect to the SPAC Parties, the individuals listed on Section 1.1(A) of the SPAC Disclosure Letter.

“Korean Registration Statement” shall mean the registration statement referenced in Article 119 of the Financial Investment Services and Capital Markets Act of Korea.

“Legal Proceeding” shall mean any action, suit, hearing, claim, charge, audit, lawsuit, litigation, inquiry, arbitration or proceeding (in each case, whether civil, criminal, regulatory or administrative or at law or in equity) by or before a Governmental Entity.

“Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, treaty, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, injunction, judgment, order, assessment, writ or other legal requirement, administrative policy or guidance or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

9

“Licensed Intellectual Property” shall mean all Intellectual Property that any third party Person owns or purports to own and that is licensed to any Group Company or to which any Group Company otherwise has a right to use.

“Lien” shall mean any mortgage, pledge, security interest, encumbrance, lien, license, grant, guarantee, options, priority rights, preemptive rights, right of first offer or refusal, hypothecation, assignment, claim, easement, covenant, servitude, put or call right, voting right, shareholders’ agreement, retention rights, restriction or charge of any kind (including, any conditional sale or other title retention agreement or lease in the nature thereof, any agreement to give any security interest and any restriction relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Material Customers” shall have the meaning set forth in Section 4.19(a)(ii).

“Merger” shall have the meaning set forth in Section 2.1(a).

“Merger Effective Time” shall have the meaning set forth in Section 2.1(b).

“Nasdaq” shall mean the Nasdaq Global Market.

“New PubCo” shall have the meaning set forth in the Preamble hereto.

“New PubCo A&R Charter” shall have the meaning set forth in Section 2.1(d).

“New PubCo Board” shall mean the board of directors of New PubCo.

“New PubCo Closing Fully Diluted Capital” shall have the meaning set forth in Section 3.9(b).

“New PubCo Equity Plan” shall have the meaning set forth in Section 7.17(a).

“New PubCo Ordinary Shares” shall mean, following the Merger Effective Time, ordinary shares of New PubCo, par value $0.0001 per share, as defined in the New PubCo A&R Charter.

“New PubCo Representations” shall have the meaning set forth in Article IV.

“Open Source Software” shall mean any Software distributed (a) as “free software”; (b) as “open source software” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd); or (c) under a license similar to any of the foregoing that requires that such Software and any modifications thereof be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

“Order” shall mean any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Outside Date” shall have the meaning set forth in Section 9.1(b).

“Outstanding Company Transaction Expenses” shall mean the Transaction Expenses incurred by or on behalf of any Group Company or New PubCo, solely to the extent such Transaction Expenses are incurred and remain unpaid as of the Closing.

“Outstanding SPAC Transaction Expenses” shall mean the Transaction Expenses incurred by or on behalf of any SPAC Party, solely to the extent such Transaction Expenses are incurred and remain unpaid as of the Closing.

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“Owned Intellectual Property” shall mean all Intellectual Property owned or purported to be owned by any of the Group Companies.

“Parties” or “Party” shall have the respective meaning set forth in the Preamble hereto.

“Patents” shall mean any and all patents and patent applications, provisional patent applications, patent cooperation treaty applications and similar filings and any and all substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, or the like and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor).

“PCAOB” shall mean the Public Company Accounting Oversight Board.

“PCAOB Financial Statements” shall mean (a) the audited consolidated balance sheets of the Company as of December 31, 2022 and 2021, and the audited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows, for the years ended December 31, 2022 and 2021 audited by the Independent Auditors in accordance with PCAOB auditing standards, together with the auditor’s report of the independent auditors thereon, and (b) to the extent provided by the Company or New PubCo pursuant to Section 7.18 any other financial statements of the Company that are included in the Registration Statement and Proxy Statement.

“Permitted Lien” shall mean (a) Liens for Taxes not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings or for which adequate accruals or reserves have been established in accordance with GAAP, KIFRS, or IFRS; (b) statutory and contractual Liens of landlords with respect to Company Leased Property; (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen and the like incurred in the ordinary course and: (i) not yet delinquent; or (ii) that are being contested in good faith through appropriate proceedings; (d) in the case of Company Leased Property, zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, to the extent they do not, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel by any of the Group Companies; (e) in the case of Intellectual Property, non-exclusive licenses entered into in the ordinary course and other Incidental Licenses; (f) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other non-monetary Liens of record; (g) Liens that would be reflected on any current title reports or surveys or physical inspection of the Company Leased Properties; (h) transfer restrictions arising under applicable securities Legal Requirements; (i) Liens set forth on Section 1.1(C) of the Company Disclosure Letter; (j) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable; (k) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money in connection with workers’ compensation, unemployment insurance or other types of social security; (l) Liens securing Indebtedness of the Group Companies set forth in Section 1.1(C) of the Company Disclosure Letter; or (m) Liens that are not material, individually or in the aggregate, to the Company and its Subsidiaries taken as a whole.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Information” shall mean: (i) any definition for such term or for any similar term (e.g., “personally identifiable information”, “sensitive personal data” or “PII”) provided by any applicable Legal Requirement; or (ii) any information that identifies or could be reasonably used to identify an identifiable individual.

“PIPE Investment” shall have the meaning set forth in Section 7.14.

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“Plan of Merger” shall have the meaning set forth in Section 2.1(b).

“Privacy Laws” shall mean any and all applicable Legal Requirements and self-regulatory guidelines (including of any applicable foreign jurisdiction) relating to the receipt, collection, compilation, use, storage, Processing, sharing, safeguarding, security (both technical and physical), disposal, destruction, disclosure or transfer (including cross-border) of Personal Information.

“Privacy Policies” shall mean each external or internal, past or present, training, manual, policy, notice, and/or statement or documents relating to Personal Information, including privacy policies and terms of use.

“Privacy Requirements” shall mean (a) all applicable Privacy Laws, (b) any applicable Privacy Policies or other policies of any of the Group Companies concerning the collection, dissemination, storage or use of Personal Information, and (c) all contractual commitments that any of the Group Companies has entered into or is otherwise bound with respect to the Processing of Personal Information.

“Process” or “Processing” shall mean, with respect to any data or Personal Information, the collection, recording, use, processing, storage, organization, modification, transfer, sale, retrieval, access, disclosure, deletion, dissemination or combination of such data or Personal Information.

“Proxy Clearance Date” shall have the meaning set forth in Section 7.1(a)(ii).

“Proxy Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Reference Date” shall mean (i) with respect to representations and warranties relating to New PubCo, the date of incorporation of New PubCo and (ii) with respect to the Group Companies, the date that is three (3) years prior to the date hereof.

“Registration Shares” shall have the meaning set forth in Section 7.1(a)(i).

“Registration Statement” shall have the meaning set forth in Section 7.1(a)(i).

“Regulation S-K” shall mean Regulation S-K promulgated under the Securities Act.

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Related Parties” shall mean, with respect to a Person, such Person’s Affiliates and such Person’s and such Affiliates’ respective former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Representatives, and each of the foregoing Persons’ respective successors and assigns.

“Representatives” shall mean, with respect to any Person, such Person’s controlling shareholders, controlling stockholders, directors, officers, managers, employees, agents, advisors and other representatives.

“Sanctioned Country” shall mean, a country or territory which is itself the subject or target of comprehensive Sanctions administered and enforced by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) (at the time of this Agreement, Cuba, Iran, North Korea, and Syria, as well as the Crimea, the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” shall mean any Person that is subject or target of Sanctions, including (i) any Person listed in any Sanctions-related list of maintained by the United States (including through OFAC, the U.S. Department of Commerce or the U.S. Department of State), the United Nations Security Council, the European

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Union, or the United Kingdom, (ii) any Person located, organized, resident in or national of a Sanctioned Country; or (iii) any Person 50% or more owned, directly or indirectly, or otherwise controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (i) and (ii).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, or the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” shall mean any actual or reasonably suspected (i) breach of security or other unauthorized access to, or use of, or other compromise to, the integrity or availability of any Company IT Systems, (ii) unauthorized acquisition, loss, theft or Processing of any data or information or (iii) compromise, intrusion, misuse, interference or unauthorized access to or use of any Company IT Systems, including any ransomware attack, distributed denial-of-service attack or any other similar incident, in each instance, regardless of whether any such incident or breach triggers any notice or reporting obligations under applicable Legal Requirements.

“Share Swap” shall have the meaning set forth in Section 2.2.

“Share Swap Agreement” shall have the meaning set forth in Section 8.2(f).

“Share Swap Effective Time” shall have the meaning set forth in Section 2.2.

“Software” shall mean any and all computer programs (whether in source code, object code, human readable form or other form), applications, algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“SPAC” shall have the meaning set forth in the Preamble hereto.

“SPAC Balance Sheet” shall have the meaning set forth in Section 5.9(a).

“SPAC Board” shall have the meaning set forth in the Recitals hereto.

“SPAC Business Combination” shall mean “Business Combination” as defined in the SPAC Governing Documents.

“SPAC Class A Ordinary Shares” shall have the meaning set forth in Section 5.2(a)(ii).

“SPAC Class B Ordinary Shares” shall have the meaning set forth in Section 5.2(a)(iii).

“SPAC Disclosure Letter” shall have the meaning set forth in the Preamble to Article V.

“SPAC D&O Indemnified Party” shall have the meaning set forth in Section 7.12(b)(i).

“SPAC D&O Tail” shall have the meaning set forth in Section 7.12(b)(ii).

“SPAC Governing Documents” shall mean the Amended and Restated Memorandum and Articles of Association of SPAC effective February 16, 2022.

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“SPAC Material Adverse Effect” shall mean any state of facts, development, change, circumstance, occurrence, event or effect, that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on (a) the business, assets, financial condition or results of operations of the SPAC Parties, taken as a whole; or (b) the ability of any of the SPAC Parties to consummate the Transactions by the Outside Date; provided, however, that in no event will any of the following (or the effect of any of the following), alone or in combination, be taken into account in determining whether a SPAC Material Adverse Effect pursuant to clause (a) has occurred or would reasonably be expected to occur, or be deemed to constitute a SPAC Material Adverse Effect pursuant to clause (a): (i) acts of war, sabotage, hostilities, civil unrest, protests, demonstrations, insurrections, riots, cyberattacks or terrorism, or any escalation or worsening of any such acts, or changes in global, national, regional, state or local political or social conditions; (ii) earthquakes, hurricanes, tornados, flooding, wild fires, epidemics, pandemics or other public health emergencies (including COVID-19 or any COVID-19 Measures) or other natural or man-made disasters; (iii) the execution, performance or announcement of this Agreement or pendency or consummation of the Transactions, including by reason of the identity of the Company as a Party to this Agreement or any termination of, reduction in or impact thereof on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of SPAC or other third parties related thereto; provided that this clause (iii) shall not apply to the representations and warranties (or related conditions) that, by their terms, specifically address the consequences arising out of the execution, performance or announcement of this Agreement or pendency or consummation of the Transactions, (iv) changes or proposed changes in applicable Legal Requirements or enforcement or interpretations thereof or decisions by courts or any other Governmental Entity after the date of this Agreement; (v) changes in GAAP, IFRS or applicable accounting or auditing standards (or any interpretation thereof) after the date of this Agreement; (vi) changes in general economic, regulatory or tax conditions, including changes in the credit, debt, capital, currency, securities, banking or financial markets (including changes in interest or exchange rates); (vii) events or conditions generally affecting the industries and markets in which any of the SPAC Parties operate; (viii) any failure to meet any projections, forecasts, guidance, estimates or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that the underlying facts and circumstances resulting in such failure has resulted in a SPAC Material Adverse Effect; (ix) any actions or inactions (A) required to be taken, or required not to be taken, pursuant to the terms of this Agreement or (B) taken with the prior written consent of or at the prior written request of New PubCo or the Company; provided, however, that if any state of facts, developments, changes, circumstances, occurrences, events or effects related to clauses (i), (ii), (iv), (v), (vi) or (vii) above disproportionately and adversely affect the business, assets, financial condition or results of operations of the SPAC Parties, taken as a whole, relative to similarly situated companies in the industries in which any of the SPAC Parties conduct their respective operations, then such impact may be taken into account (unless otherwise excluded) in determining whether a SPAC Material Adverse Effect has occurred, but solely to the extent of such disproportionate and adverse effect on the SPAC Parties, taken as a whole. Notwithstanding the foregoing, the amount of any SPAC Shareholder Redemptions, or the failure to obtain the SPAC Shareholder Approval shall not be deemed a SPAC Material Adverse Effect; provided that the foregoing shall not prevent a determination that the underlying facts and circumstances resulting in such redemptions has resulted in a SPAC Material Adverse Effect.

“SPAC Material Contracts” shall have the meaning set forth in Section 5.10(a).

“SPAC Preferred Shares” shall have the meaning set forth in Section 5.2(a)(i).

“SPAC Recommendation” shall have the meaning set forth the Recitals hereto.

“SPAC Right” shall mean a right entitling the holder thereof to receive one-twelfth of one SPAC Class A Ordinary Share upon the consummation by SPAC of a SPAC Business Combination.

“SPAC SEC Reports” shall have the meaning set forth in Section 5.6(a).

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“SPAC Share Price” shall mean an amount equal to the price at which each SPAC Class A Ordinary Share may be redeemed pursuant to the SPAC Shareholder Redemption.

“SPAC Shareholder Approval” shall mean the approval of the SPAC Shareholder Matters as set out in Section 7.1(a)(i), in each case in accordance with applicable Legal Requirements, the Proxy Statement and the SPAC Governing Documents.

“SPAC Shareholder Matters” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Shareholder Redemption” shall have the meaning set forth in Section 7.1(a)(i).

“SPAC Shareholders” shall mean shall have the meaning set forth in Recitals hereto.

“SPAC Shares” shall have the meaning set forth in Section 5.2(a)(iii).

“SPAC Sponsor” shall mean Jaguar Global Growth Partners I, LLC, a Delaware limited liability company.

“SPAC Sponsor Privileged Communications” shall have the meaning set forth in Section 11.15.

“SPAC Units” shall mean equity securities of SPAC each consisting of one SPAC Class A Ordinary Share, one SPAC Right and one-half of one SPAC Warrant.

“SPAC Warrant Agreement” shall mean that certain Warrant Agreement, dated February 10, 2022, between Continental and SPAC.

“SPAC Warrants” shall have the meaning set forth in Section 5.2(a)(iv).

“Special Meeting” shall have the meaning set forth in Section 7.1(b).

“Special Meeting Date” shall mean original date that the Special Meeting is scheduled to be held prior to postponements or adjournments thereof, if any.

“Special Meeting Form 8-K” shall have the meaning set forth in Section 7.3(c).

“Sponsor Support Agreement” shall have the meaning set forth in the Recitals hereto.

“Subsidiary” shall mean, with respect to any Person, any partnership, limited liability company, corporation or other business entity of which: (a) if a corporation, a majority of the total voting power of share capital or shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; (b) if a partnership, limited liability company or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof; or (c) in any case, such Person controls the management thereof.

“Surviving Company” shall have the meaning set forth in Section 2.1(a).

“Tax” or “Taxes” shall mean: any and all federal, state, local and non-US taxes, including, without limitation, gross receipts, income, profits, license, sales, use, estimated, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, social security, recapture, net worth, employment, excise and property taxes, assessments, stamp, environmental, registration, governmental charges, duties, levies, fees and other

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similar charges, in each case, imposed by a Governmental Entity (whether disputed or not), together with all interest, penalties and additions imposed by a Governmental Entity with respect to any such amounts

“Tax Return” shall mean any return, declaration, report, form, claim for refund, or information return or statement relating to Taxes that is filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto and any amendment thereof.

“Trade Secrets” shall mean any and all trade secrets (and rights in technology, discoveries and improvements, inventions (whether or not patentable), Software, know-how, proprietary rights, formulae, confidential and proprietary information, technical information, techniques, inventions (including conceptions and/or reductions to practice), databases and data, Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information, designs, drawings, procedures, processes, algorithms, models, formulations, manuals and systems, whether or not patentable or copyrightable).

“Trademarks” shall mean any and all trademarks, service marks, trade names, business marks, service names, brand names, trade dress, logos, and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof and any common law rights with respect thereto.

“Transaction Agreements” shall mean this Agreement, the Sponsor Support Agreement, the Company Shareholder Support Agreements, the Registration Rights Agreement, the Share Swap Agreement, the New PubCo A&R Charter, the Confidentiality Agreement and all other agreements documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Expenses” shall mean, without duplication, (a) all out-of-pocket fees, costs and expenses paid or payable by a Party (whether or not billed or accrued for) prior to and through the Closing Date as a result of or in connection with the negotiation, preparation, and execution of this Agreement, the other Transaction Agreements and the consummation of the Transactions, including any such amounts which are triggered by or become payable as a result of the Closing; (b) with respect to the Company only, all bonuses, change in control payments, severance, retention or similar payments or success fees payable to any current or former officer, employee, natural individual independent contractor or director of any Group Company solely as a result of the consummation of the Transactions, and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing amounts; (c) all out-of-pocket fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers or any other consultants and public relations firms, payable by a Party in connection with the consummation of the Transactions (including, with respect to SPAC only, the deferred underwriting compensation paid in accordance with the IPO Underwriting Agreement to the underwriters named therein); (d) all out-of-pocket costs, fees and expenses related to the Company D&O Tail (with respect to the applicable Company Party only) and the SPAC D&O Tail (with respect to the SPAC only); (e) Transfer Taxes; and (f) all out-of-pocket filing costs, fees and expenses payable by a Party to any Governmental Entity in connection with the Transactions, including the SEC and Nasdaq.

“Transaction Litigation” shall have the meaning set forth in Section 7.20.

“Transactions” shall mean the transactions contemplated pursuant to this Agreement, including the Merger, the Share Swap and any Financing Arrangements.

“Transfer Taxes” shall mean all transfer, documentary, sales, use, stamp, registration, excise, acquisition, property, recording, value added and other such similar Taxes and fees, including, for the avoidance of doubt, any Korean securities transaction Tax, that become payable in connection with or by reason of the execution of this Agreement and the Transactions.

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“Treasury Regulations” shall mean the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Trust Account” shall have the meaning set forth in Section 5.12(a).

“Trust Agreement” shall have the meaning set forth in Section 5.12(a).

“Trust Termination Letter” shall have the meaning set forth in Section 7.5.

“Unit Separation” shall have the meaning set forth in Section 3.1(a).

“Unvested Company Option” shall mean each Company Option outstanding immediately prior to the Share Swap Effective Time that is not a Vested Company Option.

“Vested Company Option” shall mean each Company Option outstanding immediately prior to the Share Swap Effective Time that is vested in accordance with its terms as of immediately prior to the Share Swap Effective Time or will vest solely as a result of the consummation of the Transactions.

“Waiving Parties” shall have the meaning set forth in Section 11.15.

“Willful Breach” shall mean, with respect to any Person and any agreement to which such Person is a party, such Person’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such Person with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of such covenant or agreement.

“Written Objection” shall have the meaning set forth in Section 8.4.

ARTICLE II

THE MERGER AND THE SHARE SWAP

2.1. Merger.

(a) In order to facilitate the formation of New PubCo, a legacy Company Shareholder (the “Initial New PubCo Shareholder”) has contributed $0.0001 to New PubCo in exchange for all of the issued share capital in New PubCo (the “Initial New PubCo Interest”). On the Closing Date, at the Merger Effective Time, (i) SPAC will be merged with and into New PubCo upon the terms and subject to the conditions set forth in this Agreement, the Plan of Merger and in accordance with the applicable provisions of the Companies Act, whereupon the separate corporate existence of SPAC will cease and New PubCo will continue its existence under the Companies Act as the surviving company (the “Merger”) and (ii) the Initial New PubCo Interest shall be automatically converted into and exchanged into the right of the Initial New PubCo Shareholder to receive an aggregate of $0.0001 in cash pursuant to Section 3.1(f) (the “Initial New PubCo Interest Redemption Amount”). New PubCo, in its capacity as the surviving company of the Merger, is sometimes referred to herein as the “Surviving Company”.

(b) Upon the terms and subject to the conditions set forth in this Agreement, New PubCo and SPAC shall cause the Merger to be consummated on the Closing Date by executing a plan of merger (the “Plan of Merger”) substantially in the form attached as Exhibit B hereto and filing the Plan of Merger and other documents as required to effect the Merger pursuant to the Companies Act with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the Companies Act. The Merger shall become

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effective on the date and at the time when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date and time as New PubCo and SPAC may agree in writing and specify pursuant to the Companies Act (such date and time as the Merger becomes effective being the “Merger Effective Time”).

(c) At the Merger Effective Time, the effect of the Merger will be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights and privileges of each of SPAC and New PubCo shall vest in the Surviving Company and all debts, liabilities, obligations and duties of each of SPAC and New PubCo shall become debts, liabilities, obligations and duties of the Surviving Company.

(d) At the Merger Effective Time, the Governing Documents of the Surviving Company shall be amended and restated in the form set forth in Exhibit C (the “New PubCo A&R Charter”) until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(e) From and after the Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the New PubCo A&R Charter, the board of directors of Surviving Company shall be comprised of seven (7) directors, five (5) of which shall be the directors set forth on Section 2.1(e) of the Company Disclosure Letter, and the remaining two (2) independent directors (as defined by Nasdaq and Rule 10A-3 promulgated under the Exchange Act) shall be designated by the Company, subject to SPAC’s reasonable consent in writing and, to the extent necessary, shall satisfy Nasdaq (or such other public stock market or exchange in the United States as may be agreed by the Company and SPAC) diversity requirements. The officers of Surviving Company may be proposed by either the Company or SPAC in writing; provided, that, such individuals shall only be designated as officers of the Surviving Company to the extent reasonably acceptable to the Company, as confirmed in writing to SPAC prior to the Merger Effective Time.

(f) The Parties shall take all actions necessary to ensure that the name of the Surviving Company immediately following the Closing is that which is reasonably agreed to by the Company and SPAC.

2.2. Share Swap. On the Closing Date, upon the terms and subject to the conditions set forth in this Agreement, immediately following the Merger Effective Time, (a) New PubCo shall issue the Aggregate Share Swap Consideration to Exchange Sub, and in exchange therefor Exchange Sub shall issue the Aggregate Share Swap Note to New PubCo and (b) each Company Shareholder shall sell, transfer, convey, assign and deliver all of the Company Common Shares it holds to Exchange Sub in exchange for the number of New PubCo Ordinary Shares required to be paid to such Company Shareholder pursuant to Section 3.2(b) which payment shall be made in accordance with Section 3.4 (collectively, the “Share Swap” and such time as the Share Swap is consummated being the “Share Swap Effective Time”).

2.3. Closing. Unless this Agreement has been terminated and the Transactions herein contemplated have been abandoned pursuant to Article IX of this Agreement, and subject to the satisfaction or waiver of the conditions set forth in Article VIII of this Agreement, the Closing will occur by electronic exchange of documents at a time and date to be specified in writing by the Parties which, subject to Section 8.4, will be no later than two (2) Business Days after satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each such conditions), or at such other time, date and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

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ARTICLE III

CLOSING TRANSACTIONS

3.1. Effect of Merger on SPAC and New PubCo. At the Merger Effective Time, by virtue of the Merger and without any action on the part of the SPAC, New PubCo or any holder of any SPAC Shares:

(a) SPAC Units. Each SPAC Class A Ordinary Share, each SPAC Right and one-half of one SPAC Warrant comprising each issued and outstanding SPAC Unit immediately prior to the Merger Effective Time shall be automatically separated (the “Unit Separation”) and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share, one SPAC Right and one-half of one SPAC Warrant; provided that no fractional SPAC Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, then the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants.

(b) Cancellation of Certain SPAC Shares. All SPAC Shares that are owned by SPAC or any wholly owned subsidiary of the SPAC immediately prior to the Merger Effective Time shall automatically be canceled, and no New PubCo Ordinary Shares or other consideration shall be delivered or deliverable in exchange therefor.

(c) Conversion of SPAC Shares. Each SPAC Share issued and outstanding immediately prior to the Merger Effective Time (except for shares being cancelled pursuant to Section 3.1(b) and assuming consummation of the Unit Separation) shall be converted into and shall for all purposes represent only the right to receive one issued, fully paid and non-assessable New PubCo Ordinary Share. As of the Merger Effective Time, all of the SPAC Shares shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of SPAC Shares shall thereafter cease to have any rights with respect to such securities, except the right of such holders (other than for holders of SPAC Shares being cancelled pursuant to Section 3.1(b)) to receive New PubCo Ordinary Shares, in accordance with this Section 3.1 and otherwise as expressly provided herein.

(d) Treatment of SPAC Rights. Each SPAC Right that is issued and outstanding immediately prior to the Merger Effective Time (assuming consummation of the Unit Separation) shall be automatically converted into the number of New PubCo Ordinary Shares that would have been received by the holder thereof if such SPAC Right had been converted upon the consummation of a SPAC Business Combination in accordance with SPAC’s Governing Documents and the final prospectus of SPAC, dated as of February 11, 2022 (File No. 333-260483), into SPAC Class A Ordinary Shares, but for such purposes treating it as if such SPAC Business Combination had occurred immediately prior to the Merger Effective Time, and the SPAC Class A Ordinary Shares issued upon conversion of such SPAC Right had then automatically been converted into New PubCo Ordinary Shares in accordance with Section 3.1(c). As of the Merger Effective Time, all SPAC Rights shall no longer be outstanding and shall automatically be canceled by virtue of the Merger and each former holder of SPAC Rights shall thereafter cease to have any rights with respect thereto, except the right to receive New PubCo Ordinary Shares in accordance with this Section 3.1 and otherwise as expressly provided in this Agreement.

(e) Treatment of SPAC Warrants. Each SPAC Warrant that is outstanding and unexercised immediately prior to the Merger Effective Time (assuming consummation of the Unit Separation), shall be converted into and become a warrant to purchase New PubCo Ordinary Shares, and New PubCo shall assume each such SPAC Warrant in accordance with its terms (as in effect as of the date of this Agreement). All rights with respect to SPAC Shares under SPAC Warrants assumed by New PubCo shall thereupon be converted into rights with respect to New PubCo Ordinary Shares (a “Converted Warrant”). Accordingly, from and after the Merger Effective Time: (i) each Converted Warrant may be exercised solely for New PubCo Ordinary Shares; (ii) the number of New PubCo Ordinary Shares subject to each Converted Warrant shall be equal to the number

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of SPAC Shares that were subject to such SPAC Warrant, as in effect immediately prior to the Merger Effective Time; (iii) the per share exercise price for the New PubCo Ordinary Shares issuable upon exercise of each Converted Warrant shall be equal to the per share exercise price of SPAC Shares subject to such SPAC Warrant, as in effect immediately prior to the Merger Effective Time; and (iv) any restriction on the exercise of any Converted Warrant shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such SPAC Warrant shall otherwise remain unchanged; provided, however, that to the extent provided under the terms of a SPAC Warrant, such Converted Warrant in accordance with this Section 3.1 shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any share split, division or subdivision of shares, share dividend or distribution (including any dividend or distribution of securities convertible into New PubCo Ordinary Shares), reorganization, combination, exchange of shares, reverse share split, consolidation of shares, reclassification, recapitalization or other like change with respect to New PubCo Ordinary Shares subsequent to the Merger Effective Time. The Parties shall take all lawful actions to effect the aforesaid provisions of this Section 3.1(e), including causing the SPAC Warrant Agreement to be amended or amended and restated to the extent necessary to give effect to this Section 3.1(e), including adding New PubCo as a party thereto.

(f) Cancellation of New PubCo Shares. Each share of New PubCo that is issued and outstanding immediately prior to the Merger Effective Time (which shall consist solely of the Initial New PubCo Interest) shall be automatically converted into and exchanged for the right to receive its pro rata portion of the Initial New PubCo Interest Redemption Amount. Promptly following the Merger Effective Time, New PubCo shall pay the Initial New PubCo Interest Redemption Amount to the Initial New PubCo Shareholder prior to the Merger Effective Time in accordance with written instructions provided thereby.

3.2. Effect of Share Swap on the Company. At the Share Swap Effective Time, by virtue of the Share Swap and without any action on the part of the Company or the Company Shareholders:

(a) Transfer of Company Common Shares. The representative director of the Company shall effect the transfer and conveyance of all Company Common Shares held by the Company Shareholders immediately prior to the Share Swap Effective Time (“Swapping Shareholders”) to Exchange Sub, in each case, free and clear of any claims or interest of any person previously entitled thereto, with such transfer and conveyance and such exchange evidenced by the Share Swap Agreement and the general shareholder meeting minutes evidencing the Company Shareholder Approval.

(b) Conversion of Rights to Company Common Shares. The right to each Company Common Share held by Swapping Shareholders shall be converted into and shall for all purposes represent only the right to receive a number of validly issued, fully paid and non-assessable New PubCo Ordinary Shares equal to the Company Exchange Ratio.

3.3. Treatment of Company Options.

(a) Prior to the Closing, the Company Board shall adopt such resolutions and use its reasonable best efforts to take such other actions permitted under applicable law or the terms of the Company Options as may be required to adjust the terms of all Vested Company Options and Unvested Company Options as necessary to provide that, at the Share Swap Effective Time, each Company Option shall be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option, the number of New PubCo Ordinary Shares (rounded down to the nearest whole share), determined by multiplying the number of Company Common Shares subject to such Company Option as of immediately prior to the Share Swap Effective Time by the Company Exchange Ratio, at an exercise price per Company Common Share (rounded up to the nearest whole cent) equal to (x) the exercise price per Company Common Share of such Company Option divided by (y) the Company Exchange Ratio (a “Converted Stock Option”).

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(b) At the Share Swap Effective Time, New PubCo shall assume all obligations of the Company under the applicable equity incentive plan in respect of each outstanding Converted Stock Option and the agreements evidencing the grants thereof.

3.4. Issuance of New PubCo Ordinary Shares.

(a) Exchange Agent. Following the date hereof and prior to the Closing, New PubCo and Exchange Sub shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the exchange agent in connection with the Merger and the Share Swap, and, if required by the Exchange Agent, enter into an exchange agent agreement (in a form and substance that is reasonably acceptable to SPAC and the Company) in order for, among other things, the Exchange Agent to receive the Aggregate Share Swap Consideration and to make the distributions contemplated by Section 3.1(d), Section 3.1(e) and Section 3.2(b).

(b) Merger. At the Closing, and in accordance with the procedures to be agreed upon with the Exchange Agent, New PubCo shall issue to each SPAC Shareholder the number of New PubCo Ordinary Shares to which such SPAC Shareholder is entitled in respect of its SPAC Shares and SPAC Rights, if any, pursuant to Section 3.1.

(c) Share Swap. (i) On the Closing Date, as soon as reasonably practicable following receipt of the Aggregate Share Swap Consideration from New PubCo (which shall be issued by New PubCo as soon as reasonably practicable following the Merger Effective Time), Exchange Sub shall deposit or cause to be deposited the Aggregate Share Swap Consideration in trust with the Exchange Agent for the benefit of the Swapping Shareholders and distribution in accordance with this Section 3.4(c); and (ii) as promptly as practicable following the Share Swap Effective Time and completion of the required clearance filings under the Foreign Exchange Transaction Act of Korea by the applicable Swapping Shareholder, Exchange Sub shall cause the Exchange Agent to distribute therefrom the number of New PubCo Ordinary Shares required to be paid to such Swapping Shareholder pursuant to Section 3.2(b) in respect of such Swapping Shareholder’s Company Common Shares in accordance with the Closing Payments Schedule.

(d) Certain Adjustments. The number of New PubCo Ordinary Shares that each Person is entitled to receive as a result of the Merger or the Share Swap and as otherwise contemplated by this Agreement shall be adjusted to reflect appropriately the effect of any share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution (including any dividend or distribution of securities convertible into SPAC Shares or New PubCo Ordinary Shares, as applicable), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Common Shares, SPAC Shares or New PubCo Ordinary Shares, as applicable, occurring during the Interim Period.

3.5. Closing Calculations. Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to SPAC a spreadsheet in form and substance agreed to by the Company and SPAC (the “Closing Payments Schedule”), prepared by the Company in good faith (a) including all calculations and information necessary to effect the conversions and make the distributions contemplated by Section 3.3, Section 3.4 and Section 3.9 and (b) detailing the Company’s calculations of, and quantifying in reasonable detail, the following:

(i) the Aggregate Share Swap Consideration;

(ii) the Company Exchange Ratio; and

(iii) the number of Company Founder Warrants required to be issued at the Closing pursuant to Section 3.9.

SPAC and its Representatives shall have a reasonable opportunity, during normal business hours, to review and to discuss with the Company and its Representatives the documentation provided pursuant to this Section 3.5 and

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any relevant books and records of the Company and its Subsidiaries. The Company and its Representatives shall reasonably assist and cooperate with SPAC and its Representatives in their review of the documentation and shall consider in good faith SPAC’s comments (stating in reasonable detail its objections) to the Closing Payments Schedule. The SPAC and Company shall work in good faith to resolve any disputes in relations to such comments, and solely to the extent any adjustments are agreed between the Company and SPAC and made to the Closing Payments Schedule prior to the Closing in accordance with this Section 3.5, such adjusted Closing Payments Schedule shall be final and binding on all Parties and shall thereafter become the Closing Payments Schedule for all purposes of this Agreement. The Closing Payments Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. New PubCo shall, to the fullest extent permitted by applicable Legal Requirements, be entitled to rely fully on the information set forth in the Closing Payments Schedule, including in respect of fulfilling any applicable obligations under Section 3.4(c), absent manifest error.

3.6. Fractional Shares. Notwithstanding anything in this Agreement, no fraction of a New PubCo Ordinary Share shall be issued by virtue of the Merger or the Share Swap, and any Person who would otherwise be entitled to a fraction of a New PubCo Ordinary Share (after aggregating all fractional New PubCo Ordinary Shares that otherwise would be received by such Person) shall receive from New PubCo, in lieu of such fractional share: (i) one New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such Person would otherwise be entitled to is equal to or exceeds 0.50; or (ii) no New PubCo Ordinary Share if the aggregate amount of fractional New PubCo Ordinary Shares such Person would otherwise be entitled to is less than 0.50.

3.7. Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, SPAC, the Company, New PubCo, Exchange Sub and their respective Affiliates, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment (and any other amounts treated as consideration for purposes of applicable Legal Requirements) as required by applicable Legal Requirements (as reasonably determined and subject to the requirements of this Section 3.7). If any such deduction or withholding is so required (other than compensatory payments to service providers of the Group Companies), the applicable withholding agent shall use reasonable best efforts to provide written notice to the applicable party of the amounts to be deducted and withheld no later than ten (10) Business Days prior to such payment (together with any legal basis therefor and method of calculation), shall use reasonable best efforts to provide the applicable party a reasonable opportunity to provide documentation establishing exemptions from or reductions of any such deduction or withholding, and shall reasonably cooperate with the applicable party to reduce or eliminate any applicable deduction or withholding. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be (i) timely remitted and paid over to the appropriate Governmental Entity in accordance with applicable Legal Requirements, and (ii) be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. In the case of any such payment payable to employees of the Company or its Subsidiaries in connection with the Share Swap treated as compensation, the Parties shall cooperate to pay such amounts through the Company’s or the relevant Subsidiary’s payroll to facilitate applicable withholding.

3.8. Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time or Swap Effective Time, as applicable, any further action is necessary or desirable to carry out the purposes of this Agreement, including to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, the officers and directors (or their designees) of the Company and New PubCo, on the one hand, and SPAC and Exchange Sub, on the other hand, are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

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3.9. Company Founder Warrants.

(a) In the event that immediately following the Closing (assuming consummation of the Transactions other than those contemplated by this Section 3.9) the Company Founder Closing Ownership Stake would not constitute at least twelve and a half percent (12.5%) of the New PubCo Closing Fully Diluted Capital, then prior to the Closing, New PubCo, SPAC and the Company shall enter into an agreement with the Company Founders on reasonable terms pursuant to which New PubCo will issue to the Company Founders at the Closing, as allocated between the Company Founders as set forth in such agreement, a number of warrants to purchase New PubCo Ordinary Shares (“Company Founder Warrants”) such that following the issuance of such Company Founder Warrants to the Company Founders (and assuming the consummation of the Transactions and no other additional issuance of New PubCo Ordinary Shares or other equity securities of New PubCo), the Company Founder Closing Ownership Stake shall constitute twelve and a half percent (12.5%) of the New PubCo Closing Fully Diluted Capital. The per share exercise price for the New PubCo Ordinary Shares issuable upon exercise of each such Company Founder Warrant and other provisions governing each such Company Founder Warrant under such agreement, including the term, exercisability and vesting schedule thereof, shall be substantially similar to those governing Converted Warrants.

(b) For purposes of this Agreement, the following capitalized terms have the following meanings:

“Company Founder Closing Ownership Stake” shall mean, as of the time of determination, the total number of issued and outstanding New PubCo Ordinary Shares collectively owned beneficially or of record by the Company Founders, calculated as of immediately following the Closing assuming (i) conversion of all issued and outstanding securities of New PubCo that are convertible into New PubCo Ordinary Shares (including all Converted Stock Options, Converted Warrants and Company Founder Warrants) and (ii) settlement of all issued and outstanding restricted stock rights of New PubCo.

“New PubCo Closing Fully Diluted Capital” shall mean, as of the time of determination, the total number total number of issued and outstanding New PubCo Ordinary Shares, calculated as of immediately following the Closing assuming (i) conversion of all issued and outstanding securities of New PubCo that are convertible into New PubCo Ordinary Shares (including all Converted Stock Options, Converted Warrants and Company Founder Warrants) and (ii) settlement of all issued and outstanding restricted stock rights of New PubCo.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND NEW PUBCO

Except as set forth in the letter dated as of the date of this Agreement delivered by the Company Parties to the SPAC Parties prior to or in connection with the execution and delivery of this Agreement (the “Company Disclosure Letter”), (a) the Company hereby represents and warrants to the SPAC Parties with respect to the representations and warranties contained in this Article IV (other than each statement contained in (i) Section 4.2 and (ii) to the extent such statement pertains to New PubCo, Section 4.6, Section 4.7, Section 4.11, Section 4.15 and Section 4.22 (collectively, the “New PubCo Representations”) and (b) New PubCo hereby represents and warrants to the SPAC Parties with respect to the New PubCo Representations as follows:

4.1. Organization and Qualification. The Company is (a) a corporation duly formed, validly existing and in good standing (or the equivalent thereof, to the extent such concept exists) under Korean law and (b) has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business in each jurisdiction in which it is conducting its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies

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of the Governing Documents of the Company, as currently in effect, have been made available to SPAC. The Company is not in violation of any of the provisions of the Company’s Governing Documents in any material respect.

4.2. New PubCo.

(a) New PubCo is an exempted company limited by shares, validly existing and in good standing under the laws of the Cayman Islands. New PubCo has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to have a material adverse effect on the ability of New PubCo to consummate the Transactions by the Outside Date. New PubCo is not in violation of any of the provisions of its Governing Documents in any material respect. New PubCo is duly qualified or licensed to do business as a foreign company and is in good standing (or the equivalent thereof, to the extent such concept exists) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify or license would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of New PubCo to consummate the Transactions by the Outside Date. Complete and correct copies of the New PubCo Governing Documents as currently in effect have been made available to SPAC.

(b) Prior to the consummation of the Transactions, New PubCo does not have (i) any direct or indirect Subsidiaries or participations in joint ventures or other entities, or owns, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person; or (ii) any assets or properties of any kind other than those incident to its formation and this Agreement. New PubCo does not conduct, and has never conducted, any business except those incident or related to or incurred in connection with its formation, or continuing company existence or the negotiation, preparation or execution of this Agreement and the other Transaction Agreements to which it is (or will be) a party, the performance of its covenants or agreements in this Agreement or any such Transaction Agreement or the consummation of the Transactions. New PubCo is an entity that has been incorporated solely for the purpose of engaging in the Transactions.

(c) As of the date hereof, all outstanding shares of New PubCo are owned by the Initial New PubCo Shareholder, free and clear of all Liens (other than Permitted Liens).

(d) New PubCo has the requisite corporate power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (b) carry out its obligations under this Agreement and the other Transaction Agreements to which it is a party and to consummate the applicable Transactions. The execution and delivery by New PubCo of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by New PubCo of the applicable Transactions have been duly and validly authorized by all necessary corporate action on the part of New PubCo, and, except for receipt of the approvals of the shareholders of New PubCo and approvals described in Section 4.7(b), no other corporate proceedings on the part of New PubCo are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the transactions contemplated thereby. This Agreement and the other Transaction Agreements to which it is a party have been (or will be) duly and validly executed and delivered by New PubCo and, assuming the due authorization, execution and delivery thereof by the other Persons party thereto, constitute the legal and binding obligations of New PubCo, enforceable against New PubCo in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.3. Company Subsidiaries.

(a) The Company’s direct and indirect Subsidiaries, together with their jurisdiction of incorporation or organization, as applicable, are listed on Section 4.3(a) of the Company Disclosure Letter (the “Company

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Subsidiaries”). Except as disclosed in Section 4.3(a) of the Company Disclosure Letter, the Company owns, directly or indirectly, legal and beneficial title to all of the outstanding equity securities of the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens). Except for the Company Subsidiaries, the Company does not own, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(b) Each Company Subsidiary is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization and has the requisite corporate, limited liability company or equivalent power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly licensed or qualified to do business in each jurisdiction in which the conduct of its business, or the operation, ownership or leasing of its properties, makes such qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Complete and correct copies of the Governing Documents of each Company Subsidiary, as amended and currently in effect, have been made available to SPAC. No Company Subsidiary is or, to the best Knowledge of the Company, has been in violation of any provisions of its Governing Documents in any material respect.

4.4. Capitalization of the Group Companies.

(a) Section 4.4(a) of the Company Disclosure Letter sets forth, as of the date hereof, (i) the authorized share capital of the Company, (ii) the number, class and series of Company Common Shares owned by the stockholders of the Company and (iii) the number of Company Common shares that are reserved for future issuance pursuant to outstanding Company Options.

(b) Except as disclosed in Section 4.4(b) of the Company Disclosure Letter and Company Options, (i) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Company or any other Group Company is authorized or outstanding, including any such rights granted to any employees, consultants or directors of the Company or any Group Company, and (ii) there is no commitment by any Group Company to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of its equity securities any evidence of indebtedness, to repurchase or redeem any of its securities or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any Company Common Shares. Except for (x) any dividends or distributions declared prior to the date of this Agreement and reflected in the Interim Financial Statements and (y) any dividends, distributions or other dispositions and payments of any nature declared, paid or made, as the case may be, between the Company and any of its Related Parties in accordance with contractual obligations existing on the date of this Agreement as disclosed pursuant to Section 4.19 or Section 4.21, the Company has not declared or paid any dividends or distributions with respect to any Company Common Shares since June 30, 2022 and has not made any other dispositions or payments of any nature to any of its Related Parties.

(c) Section 4.4(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following information with respect to each Company Option outstanding: (i) the name of the Company Option recipient; (ii) the number of Company Common Shares that are subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting schedule of such Company Option (if any); and (vi) the date on which such Company Option expires. No Company Option was granted to any US taxpayers with an exercise price per share less than the fair market value of the underlying Company Options as of the date such Company Option was granted. All

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Company Common Shares that are subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. The Company has no outstanding commitments to grant additional Company Options. No Company Common Shares are subject to vesting as of the date hereof.

(d) Except as disclosed in Section 4.4(d) of the Company Disclosure Letter, all issued and outstanding Company Common Shares or share capital, shares of capital stock, limited liability company interests and equity interests of each Company Subsidiary (i) are duly authorized, validly issued, fully paid and non-assessable (in each case, to the extent that such concepts are applicable), (ii) are not subject to, nor have been issued or transferred in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right created by statute, the Governing Documents of any of the Group Companies or any applicable agreement to which the Company is a party and (iii) have been offered, or transferred, sold and issued in compliance in all material respects with applicable Legal Requirements and the applicable Group Companies’ respective Governing Documents.

(e) No outstanding Company Common Shares or share capital, shares of capital stock, limited liability company interests and equity interests of any Company Subsidiary are subject to vesting or forfeiture rights or repurchase by a Group Company. There are no outstanding or authorized stock appreciation, dividend equivalent, phantom stock, profit participation or other similar rights issued by any Group Company.

(f) All distributions, dividends, repurchases and redemptions in respect of the share capital (or other equity interests) of each Group Company were undertaken in compliance with the applicable Group Company’s Governing Documents then in effect, any applicable agreement to which the applicable Group Company was a party and in compliance with applicable Legal Requirements.

(g) Except as set forth in the Governing Documents of the respective Group Companies or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings, to which any Group Company is a party or by which any Group Company is bound with respect to any ownership interests of the applicable Group Company.

(h) Except in connection with the Company Options or as provided for in this Agreement, no shares, shares of capital stock, warrants, options or other securities of any Group Company are issuable and no rights in connection with any shares, warrants, options or other securities of any Group Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(i) Except for the Indebtedness set forth in Section 4.4(i) of the Company Disclosure Letter, (i) no Group Company has any Indebtedness for borrowed money and (ii) no Group Company has availed itself of any loan, grant or other payment from any Governmental Entity in connection with COVID-19.

4.5. Authority Relative to this Agreement.

(a) The Company has all requisite corporate power and authority to: (i) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out the Company’s obligations hereunder and thereunder and to consummate the Transactions to which it is a party. The execution and delivery by the Company of this Agreement and the other Transaction Agreements to which it is a party and the consummation by the Company of the Transactions to which it is a party have been duly and validly authorized by all requisite action on the part of the Company, and, except for receipt of the Company Shareholder Approval and the approvals described in Section 4.7(b), no other company proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions to which it is a party. This Agreement and the other Transaction Agreements to which it is a party have been (or will be) duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery

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hereof and thereof by the other Persons parties hereto or thereto, constitute (or will constitute, upon execution thereof, as applicable) the legal and binding obligations of the Company, enforceable against the Company in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

4.6. No Conflict; Required Filings and Consents.

(a) Subject to the receipt of the Company Shareholder Approval, and assuming that the consents, approvals, orders, authorizations, filings, notices or permits referred to in Section 4.7(b) are duly and timely made or obtained, the execution and delivery by each of the Company Parties, as applicable, of this Agreement and the other Transaction Agreements to which it is a party do not, the performance of this Agreement and the other Transaction Agreements to which it is a party by it will not, and the consummation of the Transactions by it will not: (i) conflict with or result in a violation or breach of or default under any provision of any of its Governing Documents; (ii) conflict with or violate any applicable Legal Requirements; or (iii) result in any breach of or constitute a default (with or without notice or lapse of time, or both) under, or impair any of its rights or, in a manner adverse to it, alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration (including any forced repurchase) or cancellation under, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of it pursuant to, any applicable Company Material Contracts, except, with respect to clauses (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Assuming the truth and completeness of the representations and warranties of the SPAC Parties contained in this Agreement, the execution and delivery of this Agreement, or the other Transaction Agreements to which it is a party, by each of the Company and New PubCo, as applicable, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Plan of Merger and associated documents in accordance with the Companies Act; (ii) for the consents, approvals, authorizations and permits described on Section 4.7(b) of the Company Disclosure Letter; (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (iv) applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which the Company or New PubCo, as applicable, is qualified to do business.

4.7. Compliance; Approvals.

(a) Except as disclosed in Section 4.7(a) of the Disclosure Letter, each of the Group Companies and New PubCo, as applicable, has since the Reference Date complied with and is not in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business and assets, except for failures to comply or violations which, individually or in the aggregate, are not reasonably likely to be material to the Group Companies taken as a whole or New PubCo, as applicable. No written or, to the Knowledge of the Company, oral notice, of non-compliance with any applicable Legal Requirements has been received by any of the Group Companies since the Reference Date, except in respect of any potential non-compliance which, individually or in the aggregate, would not be reasonably likely to be material to the Group Companies taken as a whole. No written or, to the Knowledge of New PubCo, oral notice, of non-compliance with any applicable Legal Requirements has been received by New PubCo since the Reference Date, except for any potential non-compliance which, individually or in the aggregate, would not be reasonably likely to be material to New PubCo.

(b) (i) Each of the Group Companies and New PubCo, as applicable, is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders from Governmental Entities

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(“Approvals”) necessary to own, lease and operate the properties it currently owns, operates or leases and to carry on its applicable business as it is now being conducted and (ii) each such Approval held by each of the Group Companies and New PubCo, as applicable, is valid, binding and in full force and effect, in case of (i) and (ii), except as would not, individually or in the aggregate, be reasonably likely to be material to the Group Companies taken as a whole or New PubCo, as applicable. None of the Group Companies and New PubCo, as applicable, (i) are in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval, or (ii) have received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (i) and (ii) as would not, individually or in the aggregate, be reasonably likely to be material to the Group Companies taken as a whole or New PubCo, as applicable.

4.8. Financial Statements.

(a) The Company has made available to SPAC true and complete copies of (i) the audited consolidated balance sheets of the Company as of December 31, 2021, and the consolidated statements of income (loss), changes in shareholders’ equity and cash flows of the Company for the fiscal years ended December 31, 2021 (collectively, the “Audited Financial Statements”), and (ii) the unaudited standalone balance sheet of the Company and G FRAME CO., Ltd. as of December 31, 2022, and the standalone statement of income (loss) for the fiscal year ended December 31, 2022 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).The Financial Statements: (w) present fairly, in all material respects, the financial position of the Company and its Subsidiaries, as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the Interim Financial Statements, to normal recurring year-end adjustments (the effect of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole) and the absence of footnotes); (x) were derived from and accurately reflect in all material respects, the books and records of the Company and the Company Subsidiaries in all cases except as may be indicated in the notes thereto and subject to the absence of footnotes and similar presentation items therein and normal year-end adjustments; and (y) were prepared in conformity with KIFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and all applicable Legal Requirements.

(b) The PCAOB Financial Statements to be delivered by the Company as promptly as practicable following the date hereof in accordance with Section 7.18, when so delivered, will (i) have been prepared in accordance with the books and records of the Group Companies, (ii) present fairly, in all material respects, the financial position of the Company and its Subsidiaries as at the respective dates thereof, and the results of their operations and their cash flows for the respective periods then ended, (iii) have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and all applicable Legal Requirements, (iv) in the case of audited financial statements, have been audited in accordance with the standards of the PCAOB, and (v) comply in all material respects with the applicable auditing and accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the Company, Regulation S-X), for inclusion in the Proxy Statement and the Registration Statement.

(c) The Company has established and maintained a system of internal controls. Such internal controls are designed to provide reasonable assurance (i) that transactions, receipts and expenditures of the Group Companies are being executed and made only in accordance with appropriate authorizations of management of the Company, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Group Companies and (iv) that accounts, notes and other receivables are recorded accurately. To the Knowledge of the Company, the Company has not identified or received any written notice alleging any fraud, whether or not material, that involves the

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management or other employees of the Company that have a significant role in the internal controls over financial reporting of the Company.

(d) There are no outstanding loans or other extensions of credit made by the Group Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

4.9. No Undisclosed Liabilities. Except as disclosed in Section 4.9 of the Company Disclosure Letter, the Group Companies have no liabilities (whether direct or indirect, absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet in accordance with KIFRS, or applicable Legal Requirements, except: (a) liabilities provided for in, or otherwise disclosed or reflected in the Financial Statements or in the notes thereto; (b) liabilities arising in the ordinary course of the Group Companies’ business since the date of the most recent balance sheet included in the Financial Statements; (c) liabilities incurred in connection with the Transaction or the negotiation, preparation or execution of this Agreement or any other Transaction Agreements; (d) arising under the terms of any Contract binding upon any Group Company disclosed in the Disclosure Letter (for the avoidance of doubt other than as a result of breach thereof) or (e) liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole.

4.10. Absence of Certain Changes or Events. Except as contemplated by this Agreement (including actions taken in respect of the negotiation and execution thereof), since the date of the most recent balance sheet included in the Financial Statements through the date of this Agreement, each Group Company has operated, its principal business in the ordinary course of business in all material respects and there has not been (i) any Company Material Adverse Effect or (ii) any action taken or agreed upon by any of the Group Companies that would be prohibited by Section 6.1, if such action were taken on or after the date hereof without the consent of SPAC.

4.11. Litigation.

(a) Except as disclosed in Section 4.11 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected be material to the Group Companies taken as a whole, as of the date of this Agreement, there is: (a) no pending or, to the Knowledge of the Company, threatened Legal Proceeding, or to the Knowledge of the Company, any investigation, against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such, and, to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no pending or, to the Knowledge of the Company, threatened audit, examination, investigation or enforcement by any Governmental Entity against any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such and, to the Knowledge of the Company, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending or, to the Knowledge of the Company, threatened Legal Proceeding or, to the Knowledge of the Company, investigation, by any Group Company against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation, restriction or penalty on any Group Company; and (e) no Order imposed or, to the Knowledge of the Company, threatened to be imposed upon any Group Company or any of its properties or assets, or any of the directors, managers or officers of any Group Company with regard to their actions as such.

(b) Except as disclosed in Section 4.11 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies and New PubCo taken as a whole or, there is: (a) no pending or, to the Knowledge of New PubCo, threatened Legal Proceeding, or to the Knowledge of New PubCo, any investigation, against New PubCo or any of its properties or assets, or any of the directors, managers or officers of New PubCo with regard to their actions as such, and, to the Knowledge of New PubCo, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of

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business conducted by a Governmental Entity, no pending or, to the Knowledge of New PubCo, threatened in writing audit, examination, investigation or enforcement by any Governmental Entity against New PubCo or any of its properties or assets, or any of the directors, managers or officers of New PubCo with regard to their actions as such and, to the Knowledge of New PubCo, no facts exist that would reasonably be expected to form the basis for any such audit, examination or investigation; (c) no pending, to the Knowledge of New PubCo, or threatened Legal Proceeding or, to the Knowledge of New PubCo, investigation, by New PubCo against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation, restriction or penalty on New PubCo; and (e) no Order imposed or, to the Knowledge of New PubCo, threatened to be imposed upon New PubCo or any of its properties or assets, or any of the directors, managers or officers of New PubCo with regard to their actions as such.

4.12. Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list of each material employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other plan, agreement, program, policy or other arrangement (other than any standard form employment agreement, or any statutory plan, agreement, program, policy or other arrangement that is required to be maintained under applicable law or by any Governmental Entity), under which (i) any current or former employee, officer, director or individual independent contractor of any Group Company (the “Group Company Employees”) has any present or future right to compensation or benefits of any kind and which are contributed to, required to be contributed to or sponsored by or maintained by the Company or any of its Subsidiaries or (ii) the Company or any of its Subsidiaries has any present or future liability (each, an “Employee Benefit Plan”).

(b) With respect to each Employee Benefit Plan, the Company has delivered or made available to SPAC copies of each Employee Benefit Plan and any funding instrument relating to such plan.

(c) Except as disclosed in Section 4.12(c) of the Company Disclosure Letter, (i) Each Employee Benefit Plan is and has been in compliance, in all material respects, with its terms and all applicable Legal Requirements; and (ii) all contributions, premiums and other payments required to be made with respect to any Employee Benefit Plan on or before the date hereof have been timely made in all material respects and all obligations in respect of each Employee Benefit Plan as of the date hereof have been accrued and reflected in all material respects in the Company’s financial statements to the extent required by KIFRS or the applicable accounting standard. Each Employee Benefit Plan required to be registered has been registered with any Governmental Entity and has been so timely registered in good standing with applicable Governmental Entities in all material respects. Each Employee Benefit Plan intended to receive favorable Tax treatment under applicable Legal Requirements has been qualified or similarly determined to satisfy the requirements of such applicable Legal Requirements, in all material respects. Except as disclosed in Section 4.12(c) of the Company Disclosure Letter, no Employee Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded liabilities. No act or omission has occurred with respect to any Employee Benefit Plan that has subjected or could subject any Group Company to any material liability under applicable Legal Requirements (other than the payment of benefits in accordance with the applicable Employee Benefit Plan terms). No Group Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Employee Benefit Plan.

(d) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereunder or under the other Transaction Agreements will (whether alone or in connection with any subsequent event(s)) (i) result in the acceleration of time or vesting of any employee benefits or any loan forgiveness, (ii) result in any material payment (including severance pay, unemployment compensation, bonus or otherwise) becoming due to any Group Company Employee, (iii) increase in any material respect any benefits or compensation otherwise payable to any Group Company Employee, or (iv) require the Company to fund any material amount or benefit under any Employee Benefit Plan.

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(e) Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b) (1) of the Code, any excise Tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(f) As of the date hereof, there is no material Legal Proceeding pending or, to the Knowledge of the Company, threatened with respect to any Employee Benefit Plan except as disclosed in Section 4.12(f) of the Company Disclosure Letter.

(g) No Employee Benefit Plan provides, and no Group Company has any material obligation to provide post-retirement or post-termination health care or other welfare benefits.

4.13. Labor Matters.

(a) Except as stated in Section 4.13(a) of the Company Disclosure Letter, as of the date of this Agreement, no Group Company is a party to any collective bargaining agreement or other agreement with a labor organization, works council or other employee representative body and no current employee of any Group Company is represented by any labor union, works council, or other employee representative body with respect to his or her employment with such Group Company. No labor union, works council, other employee representative body, or group of employees of any Group Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Entity or applicable labor tribunal and, to the Knowledge of the Company, there have been no union organizing activities or similar representational activities involving employees of any Group Company.

(b) Except as would not be material to the Group Companies taken as a whole, as of the date of this Agreement, (i)(A) there are no activities or proceedings of any labor organization to organize any Group Company Employees and (B) there is no, and there has been no material labor dispute or strike, slowdown, picketing, concerted refusal to work overtime, or work stoppage against any Group Company; (ii) there is no, and there has been no notice or complaint from or on behalf of any current or former employee of, or other individual who provided services to, any Group Company that has, to the Knowledge of the Company, been received by any Group Company asserting or alleging sexual harassment or sexual misconduct against any other current or former appointed executive officer or director of any Group Company involving or relating to his or her services provided to any Group Company; (iii) there are no material complaints, charges, investigations, claims or other actions against any Group Company pending or, to the knowledge of the Company, threatened that would be brought or filed, with any Governmental Entity based on, arising out of, or in connection with any labor and employment Legal Requirements, or employment practice of any Group Company; and (iv) each Group Company is in material compliance with all applicable Legal Requirements respecting labor, employment and employment practices.

(c) To the Knowledge of the Company, as of the date of this Agreement, no executive officer of any Group Company has given written notice of termination of his or her employment with such Group Company in connection with the consummation of the Transactions. To the Knowledge of the Company, the Group Companies and each of their employees and consultants are in compliance in all material respects with the terms of any employment, nondisclosure, restrictive covenant, and consulting agreements between any Group Company and such individuals.

(d) No Group Company is liable for any arrears of wages, amounts that the Group Companies are legally required to withhold from their employees’ wages and to pay to any Governmental Entity as required by applicable Legal Requirements, or penalties with respect thereto, except in each case as would not be material to the Group Companies taken as a whole.

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4.14. Real Property; Tangible Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true, correct, and complete listing of all real property owned by the Group Companies. The Company has made available to SPAC true, correct, and complete copies of the deeds and other instruments in its possession by which the applicable Group Company acquired such Company Owned Properties. The applicable Group Company is the owner of each such Company Owned Property free and clear of all Liens (other than Permitted Liens). Other than the Company Owned Properties, none of the Group Companies own any real property. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than any of the Group Companies or pursuant to this Agreement, there are no parties in possession or parties having any option, right of first offer or first negotiation or right of first refusal or other similar rights to purchase or lease the Company Owned Properties or any material portion thereof or material interest therein.

(b) Each Group Company has a valid, binding and enforceable leasehold interest under each of the real property leases to which it is a party as of the date hereof as a lessee (the “Company Leased Properties” and together with the Company Owned Properties, the “Company Properties”), free and clear of all Liens (other than Permitted Liens). Each of the leases in respect of any Company Leased Property to which a Group Company is a party as of the date hereof, including all amendments and modifications thereof and together with all material agreements related thereto is set forth in Section 4.14(b) of the Company Disclosure Letter (collectively, the “Company Real Property Leases”), and is in full force and effect as of the date hereof, with rights to exclusive possession and quiet enjoyment except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. The Company has made available to SPAC true, correct and complete copies of all Company Real Property Leases. No Group Company is in breach of or default under any Company Real Property Lease, and, to the Knowledge of the Company, no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. No Group Company has received or given any written notice of any default or event that with notice or lapse of time, or both, would constitute a breach or default by any Group Company under any of the Company Real Property Leases and, to the Knowledge of the Company as of the date hereof, no other party is in breach or default thereof, in each case, except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(c) The Company Leased Properties are suitable to allow the businesses of the Group Companies to be operated as currently conducted in all material respects. To the Knowledge of the Company, (i) there are no pending condemnation proceedings with respect to any of the Company Properties, and (ii) the current use of the Company Properties does not violate any local planning, zoning or similar land use restrictions of any Governmental Entity in any material respect. No Person other than the Group Companies has the right to use the Company Leased Properties, except as subleased by the respective Group Company pursuant to a written sublease, a true and correct copy of which has been delivered to SPAC and is listed on Section 4.14(c) of the Company Disclosure Letter.

(d) The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its tangible assets reflected on the Interim Financial Statements (other than such assets disposed of in the ordinary course of business), free and clear of all Liens other than: (i) Permitted Liens; (ii) the rights of lessors under any Company Real Property Lease; and (iii) the Liens specifically identified on Section 4.14(d) of the Company Disclosure Letter. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the tangible assets reflected on the Interim Financial Statements (together with the Intellectual Property rights and contractual rights) of the Group Companies: (A) are adequate and sufficient for the operation of the businesses of the Group Companies as currently conducted; (B) have been maintained in accordance with generally applicable accepted industry practice, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being

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put; and (C) are not used by the Group Companies for any purpose other than the operation of the businesses of the Group Companies.

4.15. Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of each Group Company and New PubCo, as applicable, have been duly and timely filed (taking into account any ordinary course of business extension of time within which to file) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes payable by each Group Company and New PubCo (whether or not shown on any Tax Return), as applicable, have been fully and timely paid (taking into account any applicable extensions properly applied for) in all material respects, except with respect to Taxes being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with KIFRS.

(b) Except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with KIFRS, no claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the Company’s or New PubCo’s Knowledge, as applicable, is there any) against any Group Company and New PubCo, as applicable, which has not been paid or resolved.

(c) Except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with KIFRS, there are no ongoing or pending Legal Proceedings with respect to any material amounts of Taxes of any Group Company. There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of any Group Company (other than ordinary course of business extensions of time to file Tax Returns).

(d) There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of the Group Companies.

(e) No Group Company: (i) has any liability for the Taxes of another Person (other than any Group Company) as a result of (A) being a member of an affiliated, consolidated, combined, unitary or aggregate group or (B) as a result of being a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes or agreements entered into solely between Group Companies).

(f) No Group Company has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign Legal Requirements).

(g) No Group Company has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity that would reasonably be expected to affect any SPAC Party’s or any Group Company’s liability for Taxes for any taxable period ending after the Closing Date.

(h) No claim has been made in writing, which claim has not been resolved, by any Governmental Entity in a jurisdiction in which any Group Company does not file Tax Returns that any Group Company is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(i) No Group Company has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code since the Reference Date.

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(j) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, other than such items included in, or excluded from, taxable income in the ordinary course of business.

(k) Each Group Company has timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(l) No Group Company has knowingly taken any action, or is aware of any fact or circumstance that would reasonably be expected, to prevent the Merger from qualifying for the Intended Tax Treatment.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 4.15 and Section 4.12 (to the extent expressly related to Taxes) (i) are the sole and exclusive representations and warranties of the Company and New PubCo in respect of Taxes, (ii) refer only to the past activities of the Group Companies and New PubCo and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date, and (iii) are not representations or warranties as to the amount of, or limitations on, any net operating losses, Tax credits or other Tax attributes that any Group Company, New PubCo, or any other Person may have for any taxable period (or portion thereof) beginning on or after the Closing.

4.16. Environmental Matters.

(a) Except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect:

(i) The Group Companies are, and have been for the past three years, in compliance with applicable Environmental Laws as of the date of this Agreement;

(ii) The Group Companies are, and have been for the past three (3) years, in compliance with, all permits, licenses and other authorizations required under applicable Environmental Laws as of the date of this Agreement;

(iii) The Group Companies maintain all necessary records and data necessary for owning and operating its assets and business as it is presently conducted as required by applicable Environmental Law;

(iv) No Group Company is party to any unresolved or pending proceedings arising under applicable Environmental Laws;

(v) To the Knowledge of the Company, no conditions currently exist with respect to Company Leased Properties or any properties previously owned or occupied by any Group Company that would reasonably be expected to result in any of the Group Companies incurring any liabilities or obligations under Environmental Laws;

(vi) No Group Company has received any unresolved or outstanding written notice from any Governmental Entity or any other Person alleging any non-compliance with applicable Environmental Laws by any Group Company or requiring any Group Company to conduct the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances, other than those notices relating to investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances conducted on behalf of the Group Companies’ customers or other third parties in the ordinary course of business;

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(vii) To the Knowledge of the Company, no portion of any property currently owned, used, leased, or operated by any Group Company has been used by any Group Company for the handling, manufacturing, processing, generation, storage or disposal of Hazardous Substances in a manner other than in compliance with applicable Environmental Law and associated permits, licenses or authorizations required by applicable Environmental Laws; and

(viii) No Group Companies have given or received any warranties or indemnities in respect of Environmental Laws.

(b) The Group Companies have made available to SPAC copies of all material non-privileged environmental assessments, if any, (including any Phase I or II environmental assessments), studies, audits, analyses or reports relating to Company Leased Properties or the Group Companies and prepared in the past three years that are in the possession of the Group Companies.

4.17. Brokers; Third Party Expenses. Except as disclosed in Section 4.17 of the Company Disclosure Letter, none of the Group Companies has any liability for brokerage, finders’ fees, agent’s commissions or any similar charges in connection with this Agreement or the Transactions on account of Contracts entered into by any of the Group Companies.

4.18. Intellectual Property.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of all of the following Intellectual Property that is owned by any of the Group Companies: (i) issued Patents and pending applications for Patents; (ii) registered Trademarks and pending applications for registration of Trademarks; (iii) registered Copyrights and pending applications for registration of Copyrights; (iv) Internet domain name registrations (the Intellectual Property referred to in clauses (i) through (iv), collectively, the “Company Registered Intellectual Property”), (v) any Trademarks that are not registered or subject to an application for registration filed with a Governmental Entity and that are material to the business of the Group Companies, taken as a whole, and (vi) Group Company Software that is not registered or subject to an application for registration filed with a Governmental Entity that is material to the Group Companies, taken as a whole. Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (x) all of the Company Registered Intellectual Property is subsisting and all of the registrations in the Company Registered Intellectual Property are, to the Knowledge of the Company, enforceable and valid; and (y) all necessary registration, maintenance, renewal, and other relevant filing fees due through the date of this Agreement have been timely paid and all necessary documents and certificates in connection therewith have been timely filed with the relevant Patent, Trademark, Copyright, domain name registrar, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining each item of the Company Registered Intellectual Property (other than pursuant to abandonment, lapse, cancellation, expiration or similar deliberate act or omission in the course of prosecution of any of the Company Registered Intellectual Property).

(b) Except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies taken as a whole, the Company or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, including any such material Intellectual Property assigned to the Company or its Subsidiaries by any employee of the Group Companies, in each case, free and clear of all Liens (other than Permitted Liens). Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries has a license or otherwise possesses rights to use (as currently used by the Group Companies) all other Intellectual Property used or held for use in the conduct of the businesses of the Group Companies as currently conducted; and (ii) the consummation of the Transactions will not (w) impair any rights under, or cause any of the Group Companies to be in violation of or default under, any license or other agreement to use any Licensed Intellectual Property or under which any of the Group Companies grants any Person rights to use any Owned Intellectual

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Property, (x) give rise to any termination or modification of, or entitle any other party to terminate or modify, any such licenses or other agreements, (y) require the payment of (or increase the amount of) any royalties, fees, or other consideration with respect to any use or exploitation of any Licensed Intellectual Property, or (z) result in the loss or termination of any of the Group Companies’ rights with respect to the Licensed Intellectual Property or Owned Intellectual Property.

(c) Since the Reference Date, to the Knowledge of the Company, (i) the conduct of the businesses of the Group Companies as currently conducted has not infringed, misappropriated or otherwise violated, and is not infringing, misappropriating or otherwise violating, any Intellectual Property rights of any Person; and (ii) no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any of the material Owned Intellectual Property (and no such claims have been made in writing against any third party by any of the Group Companies).

(d) Since the Reference Date, (i) there is no material Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against any of the Group Companies, and no Group Company has received since the Reference Date any written notice from any Person pursuant to which any Person is: (x) alleging that any Group Company or the conduct of the business of any of the Group Companies has infringed, misappropriated or otherwise violated any Intellectual Property rights of any third party; or (y) contesting the scope, use, ownership, validity or enforceability of any of the Owned Intellectual Property (other than ordinary course prosecution correspondence); and (ii) none of the material Owned Intellectual Property is subject to any pending or outstanding Order that adversely restricts the use, transfer or registration of, or adversely affects the validity or enforceability of, any such Owned Intellectual Property.

(e) No past or present director, officer, partner, shareholder, quotaholder, manager, employee, consultant, service provider or independent contractor of any of the Group Companies has any ownership rights in any material Owned Intellectual Property (other than the right to use such Owned Intellectual Property in the performance of their activities for the Group Companies pursuant to a Contract with a Group Company). Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, each of the past and present directors, officers, partner, shareholder, quotaholder, manager, employees, consultants, service providers and independent contractors of any of the Group Companies who are or were engaged in creating or developing any Owned Intellectual Property for the Group Companies has executed and delivered a written agreement, pursuant to which such Person has: (x) if such Person has access to such information, agreed to hold all confidential and/or proprietary information of the Group Companies (or of another Person and held by any Group Company under an obligation to maintain the secrecy and confidentiality of such information) in confidence both during and for certain periods after such Person’s employment or retention, as applicable; (y) with respect to any such Intellectual Property that does not vest initially in a Group Company by operation of law, presently assigned to such Group Company all of such Person’s rights, title and interest in and to all such Intellectual Property (other than moral rights) created or developed for such Group Company in the course of such Person’s employment or retention thereby; and (z) to the extent moral rights arise in the applicable jurisdiction, agreed to waive (or not to assert against any Group Company) all moral rights such Person may have in any such work which such Person created or authored for such Group Company in the course of such Person’s employment or retention thereby. To the Knowledge of the Company, there is no uncured material breach by any such Person with respect to its obligation to assign any material Intellectual Property to any Group Company or to protect the material Trade Secrets of the Group Companies under any such agreement.

(f) Each of the Group Companies, as applicable, takes commercially reasonable steps to maintain and protect the confidentiality of all material confidential Owned Intellectual Property.

(g) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been used to create, in whole or in part, any Owned Intellectual Property in any manner that gives any such person or entity any ownership or other rights in such Intellectual Property.

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(h) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, the Group Companies own, lease, license or otherwise have the legal right to use all computer systems, Software, firmware, middleware, hardware, peripherals, servers, routers, hubs, switches, data communication lines, networks, interfaces, platforms and related systems, databases, websites and all other information technology equipment (collectively, “IT Systems”) used by any Group Company (collectively, the “Company IT Systems”), and such Computer IT Systems are sufficient in all material respects for the current needs of the Group Companies. The Group Companies have taken commercially reasonable actions designed to protect the security of the Company IT Systems owned by them (and all information stored or contained therein or transmitted thereby) against any Security Incident in all material respects.

(i) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each of the Group Companies has since the Reference Date, implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures and facilities; and (ii) since the Reference Date, there have been no failures, breakdowns, or continued substandard performance of any such Company IT Systems that have not been remedied in all material respects.

(j) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) none of the Group Companies have incorporated any Open Source Software in, or used any Open Source Software in connection with, any material Group Company Software in a manner that requires the contribution, distribution, licensing, attribution or disclosure to any third party of any material portion of any source code for any such Group Company Software or that would otherwise transfer the rights of ownership in any Owned Intellectual Property of any of the Group Companies to any Person; and (ii) the Group Companies are in material compliance with the terms and conditions of all relevant licenses for Open Source Software to which any of them are party or otherwise bound.

(k) Each of the Group Companies has since the Reference Date complied in all material respects with all Privacy Requirements. Since the Reference Date, the Group Companies have at all times each implemented commercially reasonable administrative, technical, physical and organizational safeguards designed to protect the security and integrity of the Company IT Systems and any Business Data, including utilizing commercially reasonable tools designed to prevent unauthorized access and the introduction of Disabling Devices. To the Knowledge of the Company, none of the Group Companies has inserted, and no other person has inserted or alleged to have inserted, any Disabling Device in any of the Company IT Systems. Since the Reference Date, (i) there have been no material Security Incidents; (ii) none of the Group Companies have provided or been legally or contractually required to provide any notices to any Person in connection with any material Security Incident; and (iii) none of the Group Companies has been subject to or received notice, request, claim, complaint, correspondence, or other communication from any Governmental Entity or other person regarding any material Security Incident or material violation of any Privacy Requirement, and, to the Knowledge of the Company, there is no reasonable basis for the same.

(l) The Group Companies have all material rights to use the Business Data in the manner in which such Group Companies use such Business Data prior to the Closing Date.

4.19. Agreements, Contracts and Commitments.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Material Contract that is in effect as of the date of this Agreement. For purposes of this Agreement, “Company Material Contract” of the Group Companies shall mean each of the following Contracts to which a Group Company is a party as of the date hereof:

(i) any Contract or purchase commitment reasonably expected to result in future payments to or by any Group Company in excess of $500,000 (or its equivalent in another currency) per annum;

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(ii) any Contract with the top 10 customers of the Group Companies (the “Material Customers”) as determined by revenue, in each case during the 12-month period ended on December 31, 2022;

(iii) any Contract with the top 10 suppliers and vendors of the Group Companies (the “Material Suppliers”) based on amounts paid for goods during the twelve-month period ended on December 31, 2022;

(iv) any Contract that purports to limit in any material respect (A) the localities in which the Group Companies’ businesses may be conducted, (B) any Group Company from engaging in any line of business or (C) any Group Company from developing, marketing or selling products or services, including any business non-compete agreements;

(v) any Contract memorializing any Interested Party Transactions (other than those employment agreements, confidentiality agreements, non-competition agreements (for the benefit of a Group Company) or any other agreement of similar nature entered into in the ordinary course of business with employees or technical consultants) providing for annual payments in an amount equal to or greater than $250,000 (or its equivalent in another currency) per annum;

(vi) any Contract that imposes material obligations on any of the Group Companies to provide “most favored nation” pricing to any of its customers, or that contains any “take or pay” or minimum requirements with any of its suppliers, right of first refusal or other similar provisions with respect to any transaction engaged in by any of the Group Companies;

(vii) any Contract that is related to the governance or operation of any joint venture, partnership or similar arrangement, other than such contract solely between or among any of the Group Companies;

(viii) any Contract for or relating to any borrowing of money by or from the Company in excess of $500,000 (or its equivalent in another currency) per annum (excluding, for the avoidance of doubt, any intercompany arrangements solely between or among any of the Group Companies);

(ix) any Contract: (A) providing for the grant of any preferential rights to purchase or lease any material asset of any Group Company; or (B) providing for any exclusive or preferred right to sell or distribute any material product or material service of any of the Group Companies;

(x) any Contracts relating to the sale of any operating business of any Group Company or the acquisition by any Group Company of any operating business, whether by merger, purchase or sale of stock or assets or otherwise, in each case for which any Group Company has any material outstanding obligations in excess of $100,000 (or its equivalent in another currency) per annum (other than customary non-disclosure and similar obligations incidental thereto and other than Contracts for the purchase of inventory or supplies entered into in the ordinary course of business);

(xi) any collective bargaining agreement or other similar labor Contract with any labor union, labor organization, or works council;

(xii) any Contract for the use by any of the Group Companies of any tangible property where the annual lease or mandate payments are greater than $500,000 (or its equivalent in another currency) (other than any lease of vehicles, office equipment or operating equipment made in the ordinary course of business);

(xiii) any Contract under which any of the Group Companies: (A) obtains the right to use, or a covenant not to be sued under, any Intellectual Property from any third party (other than Incidental Inbound Licenses) or (B) grants the right to use, or a covenant not to be sued under, any Owned Intellectual Property to any third party (other than Incidental Outbound Licenses);

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(xiv) any Contract that creates guarantees or Liens of any nature on the Company’s assets not in the ordinary course of business and in an amount equal or greater than $500,000 (or its equivalent in another currency); and

(xv) any ongoing obligation to make any material payments, contingent or otherwise, arising out of the prior acquisition of the business, assets or stock of other Persons and in an amount equal or greater than $200,000 (or its equivalent in another currency).

(b) Except for any Company Material Contract that has been terminated in accordance with the terms of this Agreement or terminates upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, be material to the Group Companies taken as a whole, each Company Material Contract is in full force and effect and represents a legal, valid and binding obligation of the applicable Group Company party thereto and, to the Knowledge of the Company, represents a legal, valid and binding obligation of the counterparties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company nor, to the Knowledge of the Company, any other party thereto (as of the date hereof), is in breach of or in default under, and, to the Knowledge of the Company, no event has occurred as of the date hereof which with notice or lapse of time or both would become a breach of or default under, any Company Material Contract, other than such breach, default or event which would not be reasonably expected to be material to the Group Companies taken as a whole and to the Knowledge of the Company, no party to any Company Material Contract has given written notice in the last 12 months of any claim of any such breach, default or event, or has provided in the last 12 months any formal written notice of any intention to terminate or materially modify, any such Company Material Contract. True, correct and complete copies of all Company Material Contracts have been made available to SPAC.

(c) No Group Company has received any written or, to the Knowledge of the Company, oral notice that any Material Customer or Material Supplier intends to cease doing business with any Group Company or materially decrease the volume of business that it is presently conducting with any Group Company.

4.20. Insurance. Each of the Group Companies maintains insurance policies or fidelity or surety bonds (collectively, the “Insurance Policies”) covering such risks in respect of its business and assets as are customarily carried by Persons conducting business in the ordinary course of business in the industries and geographies in which the Group Companies operate, and such Insurance Policies are in full force and effect in all material respects. The coverages provided by such Insurance Policies are usual and customary in amount and scope for the Group Companies’ business and operations as concurrently conducted, and sufficient to comply in all material respects with any insurance required to be maintained by Company Material Contracts of the Group Companies. No written notice of cancellation or termination has been received by any Group Company with respect to any of the effective Insurance Policies. There is no pending material claim by any Group Company under any of the existing Insurance Policies with respect to which coverage has been questioned, denied or disputed by the underwriters of such policies (other than a customary reservation of rights notice). The premiums due with respect to such Insurance Policies have been timely paid.

4.21. Interested Party Transactions. (a) No officer or director of the Company or, or to the Knowledge of the Company, any of then- respective immediate family members, or to the Knowledge of the Company, any employee, officer, director or manager of the Group Companies or any of their respective immediate family members, is indebted to the Group Companies for borrowed money, nor are any of the Group Companies indebted for borrowed money (or committed to make loans or extend or guarantee credit) to any of such Persons, and (b) to the Knowledge of the Company, no officer, director, employee, manager or holder of equity or derivative securities of the Group Companies (each, an “Insider”) or any member of an Insider’s immediate family is, directly or indirectly, a counterparty to (or controls a counterparty to) any Company Material Contract with any of the Group Companies (any such transactions in clauses (a) and (b), and for the avoidance of doubt,

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excluding the transactions described in clauses (i) through (viii), an “Interested Party Transaction”), in each case, other than: (i) for payment of salary, bonuses and other compensation for services rendered; (ii) reimbursement for reasonable expenses incurred in connection with any of the Group Companies; (iii) pursuant to any Employee Benefit Plan, or for other employee benefits made generally available to similarly situated Persons; (iv) related to any such Person’s ownership of Company Common Shares or other securities of the Group Companies or such Person’s employment or consulting arrangements with the Group Companies; (v) loans and other extensions of credit to officers and employees of any Group Company for travel, business or relocation expenses or other loans and other extensions of credit, which are, individually and in the aggregate, immaterial, made for employment-related purposes in the ordinary course of business; (vi) as set forth in Section 4.21 of the Company Disclosure Letter; or (vii) as would not, individually or in the aggregate, be material to the Group Companies. To the to the extent required by applicable Legal Requirements to be reflected, registered or accounted, all Interested Party Transactions have been duly reflected, registered and accounted in the Group Companies’ financial statements.

4.22. Information Supplied. The information relating to the Group Companies and New PubCo to be supplied by or on behalf of the Company for inclusion in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by the Company or New PubCo with respect to the information that has been or will be supplied by either SPAC Party or any of their respective Representatives for inclusion in the Registration Statement and the Proxy Statement or any projections or forecasts to be included therein.

4.23. Anti-Bribery; Anti-Corruption. For the past five (5) years, none of the Group Companies or any of the Group Companies’ respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf, at their direction or for their benefit has, in connection with the operation of the business of the Group Companies, directly or indirectly: (a) made, offered, authorized, or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official or any other Person for the purpose of: (i) influencing any act or decision of such Government Official; (ii) inducing such Government Official to do or omit to do any act in violation of a lawful duty; (iii) obtaining or retaining business for or with any Person; (iv) expediting or securing the performance of official acts of a routine nature in violation of Anti-Corruption Laws; or (v) otherwise securing any improper advantage; (b) paid, offered or agreed or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate or other similar unlawful payment of any nature; (c) made, offered or agreed or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (d) established or maintained any unlawful fund of corporate monies or other properties; (e) created or caused the creation of any false or materially inaccurate books and records related to any of the foregoing; or (f) otherwise violated any applicable Anti-Corruption Laws. For the past five (5) years, none of the Group Companies or any of the Group Companies’ respective directors, officers, or, to the Knowledge of the Company, any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf, (i) is or has been the subject of an unresolved claim or unresolved allegation relating to (A) any potential violation of applicable Anti-Corruption Laws or (B) any potentially unlawful payment, contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to any government official, to any political party or official thereof or to any candidate for political office, or (ii) has received any notice or other communication from, or made a voluntary disclosure to, any Governmental Entity regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Anti-Corruption Law. To the Knowledge of the Company, none of the Group Companies has employed or retained, directly or indirectly, a Government

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Official or a close family member of a Government Official. To the Knowledge of the Company, no Government Official has, directly or indirectly, the right of control over, or any beneficial interest in, the Company. The Group Companies maintain a system or systems of internal controls reasonably designed to (x) promote compliance with applicable Anti-Corruption Laws and (y) prevent and detect violations of applicable Anti-Corruption Laws.

4.24. International Trade; Sanctions; Anti-Money Laundering Laws.

(a) For the past five (5) years, the Group Companies, the Group Companies’ respective directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective employees, Affiliates or any other Persons acting on their behalf, in connection with the operation of the business of the Group Companies: (a) have been in compliance with all applicable Customs & International Trade Laws, including the Customs & International Trade Authorizations; (b) have, where legally required, obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, deemed export, import, re-export, deemed re-export or transfer of goods, services, software and technology required for the operation of the respective businesses of the Group Companies, including the Customs & International Trade Authorizations; (c) have not been the subject of any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations in connection with any actual or alleged violation of any applicable Customs & International Trade Laws; and (d) have not received any actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity with respect to Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws and have not made any disclosures to any Governmental Entity with respect to any actual or potential noncompliance with any applicable Customs & International Trade Laws.

(b) None of the Group Companies or any of the Group Companies’ directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective employees, Affiliates, or any other Persons acting on their behalf is or has been in the past five (5) years a Sanctioned Person. In the past five (5) years, the Group Companies and the Group Companies’ respective directors, officers and, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates, employees or any other Persons acting on their behalf have, in connection with the operation of the business of the Group Companies, been in compliance with applicable Sanctions and Anti-Money Laundering Laws. For the past five (5) years, (i) no Group Company has engaged in any business with or involving, directly or indirectly, any Sanctioned Person or Sanctioned Country in violation of Sanctions, (ii) no Governmental Entity has initiated any action or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of an authorization, debarment or denial of future authorizations against any of the Group Companies or any of their respective directors, officers or, to the Knowledge of the Company, any of the Group Companies’ respective Affiliates, employees or any other Persons acting on their behalf in connection with any actual or alleged violation of applicable Sanctions or Anti-Money Laundering Laws, (iii) there have been no actual or, to the Knowledge of the Company, threatened claims or requests for information by a Governmental Entity received by a Group Company with respect to the Group Companies’ or any of their respective Affiliates’ compliance with applicable Sanctions or Anti-Money Laundering Laws and (iv) no disclosures have been made to any Governmental Entity with respect to any actual or potential noncompliance with Sanctions or Anti-Money Laundering Laws. The Group Companies have in place controls and systems reasonably designed to promote compliance with applicable Sanctions and Anti-Money Laundering Laws.

4.25. Board Approval; Shareholder Vote. The Company Board, by resolutions duly adopted by vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way has duly (a) determined that this Agreement and the other Transaction Agreements and the Transactions (including the Merger and the Share Swap) are fair to, advisable and in the best interests of the Company, and (b) approved this Agreement and the other Transaction Agreements and the Transactions (including the Merger and the Share Swap) and declared their advisability (the “Company Board Approval”). The Company Shareholder Approval is

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the only vote of the holders of Company Common Shares necessary to adopt this Agreement and the other Transaction Agreements and approve the Transactions (including the Merger and the Share Swap).

4.26. Disclaimer of Other Warranties. EACH COMPANY PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NO SPAC PARTY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING, OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY COMPANY PARTY OR ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY SPAC PARTY OR ANY OF THE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NO SPAC PARTY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY A SPAC PARTY IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NO SPAC PARTY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO THE COMPANY PARTIES OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, BY OR ON BEHALF OF A SPAC PARTY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO A SPAC PARTY OR ANY OF ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OTHER THAN IN THE TRANSACTION AGREEMENTS. EACH COMPANY PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH COMPANY PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF EACH SPAC PARTY AND ITS BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS, AND, IN MAKING ITS DETERMINATION, EACH COMPANY PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE SPAC PARTIES EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS SECTION 4.26, CLAIMS AGAINST ANY SPAC PARTY OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC AND EXCHANGE SUB

Except: (i) as set forth in the letter dated as of the date of this Agreement and delivered by SPAC and Exchange Sub to the Company on or prior to the date of this Agreement (the “SPAC Disclosure Letter”); and (ii) as disclosed in the SPAC SEC Reports filed or furnished with the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports), excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-

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looking statements (it being acknowledged that nothing disclosed in such SPAC SEC Reports will be deemed to modify or qualify the Fundamental Representations of SPAC), each SPAC Party hereby represents and warrants to the Company as follows:

5.1. Organization and Qualification.

(a) Each SPAC Party is a company duly organized, validly existing and in good standing (or the equivalent thereof, to the extent such concept exists) under the laws of its jurisdiction of organization.

(b) Each SPAC Party has the requisite company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not have a SPAC Material Adverse Effect.

(c) Neither SPAC Party is in breach or violation of any of the provisions of its Governing Documents in any respect.

(d) Each SPAC Party is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(e) SPAC has no Subsidiaries other than Exchange Sub and does not own, directly or indirectly, any equity securities in any Person other than Exchange Sub. As of the date hereof, all outstanding equity securities of Exchange Sub are owned by SPAC, free and clear of all Liens (other than Permitted Liens).

(f) Complete and correct copies of the Governing Documents of each SPAC Party, as currently in effect, have been made available to the Company. Neither SPAC Party is in violation of any of the provisions of such SPAC Party’s Governing Documents in any material respect.

(g) Prior to the consummation of the Transactions, Exchange Sub does not have (i) any direct or indirect Subsidiaries or participations in joint ventures or other entities, or owns, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person; or (ii) any assets or properties of any kind other than those incident to its formation and this Agreement. Exchange Sub does not conduct, and has never conducted, any business except those incident or related to or incurred in connection with its incorporation, or continuing corporate existence or the negotiation, preparation or execution of this Agreement and the other Transaction Agreements to which it is (or will be) a party, the performance of its covenants or agreements in this Agreement or any such Transaction Agreement or the consummation of the transactions contemplated hereby or thereby. Exchange Sub is an entity that has been incorporated solely for the purpose of engaging in the Transactions.

5.2. Capitalization.

(a) As of the date of this Agreement: (i) 5,000,000 undesignated preference shares, par value $0.0001 per share, of SPAC (the “SPAC Preferred Shares”) are authorized, and no such shares are issued and outstanding; (ii) 500,000,000 class A ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class A Ordinary Shares”), are authorized and 23,000,000 of such shares are issued and outstanding; (iii) 50,000,000 class B ordinary shares, par value $0.0001 per share, of SPAC (“SPAC Class B Ordinary Shares” and, together with the SPAC Preferred Shares and the SPAC Class A Ordinary Shares, the “SPAC Shares”), are authorized and 7,666,667 such shares are issued and outstanding; (iv) 23,950,000 warrants to purchase one SPAC Class A Ordinary Share (“SPAC Warrants”) are outstanding; and (v) 23,000,000 SPAC Rights are outstanding. All outstanding SPAC Shares, SPAC Rights and SPAC Warrants have been duly authorized, validly issued, fully

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paid and are non-assessable, are not subject to, nor have been issued or transferred in violation of, any applicable Legal Requirements, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right, and have been offered, or transferred, sold and issued in compliance in all material respects with applicable Legal Requirements and the SPAC’s Governing Documents. The SPAC Warrants constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

(b) Except for SPAC Rights, SPAC Warrants, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares, there are no outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock or share rights, stock or share appreciation rights, other rights (contingent or otherwise), stock-based performance units, commitments or Contracts of any kind to which any SPAC Party is a party or by which it is bound obligating such SPAC Party to issue, deliver or sell, or cause to be issued, delivered or sold, additional SPAC Shares or any other shares or other interest or participation in, or any security convertible or exercisable for or exchangeable into, SPAC Shares or any other shares or other interest or participation in any SPAC Party. SPAC has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Except as set forth in the SPAC Governing Documents, neither SPAC Party has any commitment to repurchase or redeem any of its securities or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security. There are no declared or accrued unpaid dividends with respect to any equity interests of either SPAC Party.

(c) Except as set forth in the SPAC Governing Documents or the Current Registration Rights Agreement or in connection with the Transactions, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreements or understandings to which any SPAC Party is a party or by which any SPAC Party is bound with respect to any ownership interests of any SPAC Party.

(d) No SPAC Party has any Indebtedness as of the date hereof except as set forth on in Section 5.2(d) of the SPAC Disclosure Letter.

(e) The authorized capital stock of Exchange Sub consists of 100,000,000 shares of common stock, par value ~~W~~1,000 per share, one (1) of which is outstanding and (i) have been duly authorized, validly issued, fully paid and are non-assessable, (ii) were issued in compliance in all material respects with applicable Legal Requirements and Exchange Sub’s Governing Documents, and (iii) are not subject to, nor have been issued in breach or violation of, any applicable Legal Requirements, purchase option, call option, right of first refusal, preemptive right, subscription right, preemptive right or any similar right, or Contract to which Exchange Sub is a party or bound.

(f) Except for Exchange Sub in the case of SPAC, neither SPAC Party owns, directly or indirectly, any ownership, equity, profits or voting interest in any Person or have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written, oral or other Contract, binding understanding, option, warranty or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other entity.

(g) Except as provided for in this Agreement, no shares, shares of capital stock, warrants, options or other securities of either SPAC Party are issuable and no rights in connection with any shares, warrants, options or other securities of either SPAC Party accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

5.3. Authority Relative to this Agreement. Each SPAC Party has the requisite power and authority to: (a) execute, deliver and perform this Agreement and the other Transaction Agreements to which it is a party; and

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(b) carry out its obligations under this Agreement and the other Transaction Agreements and to consummate the Transactions (including the Merger and the Share Swap) contemplated hereby and thereby. Subject to receipt of the SPAC Shareholder Approval, the execution and delivery by each SPAC Party of this Agreement and the other Transaction Agreements to which it is (or will be) a party, and the consummation of the Transactions (including the Merger and the Share Swap) have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly authorized by all necessary corporate action on the part of such SPAC Party, and no other proceedings on the part of such SPAC Party are necessary to authorize this Agreement or the other Transaction Agreements to which it is a party or to consummate the Transactions contemplated hereby and thereby. This Agreement and the other Transaction Agreements to which a SPAC Party is (or will be) a party have been (or, in the case of any Transaction Agreement entered into after the date of this Agreement, will be upon execution thereof) duly and validly executed and delivered by such SPAC Party and, assuming the due authorization, execution and delivery hereof and thereof by the Company and the other Persons parties thereto, constitute or will constitute, upon execution thereof, as applicable, the legal and binding obligations of such SPAC Party enforceable against it in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies.

5.4. No Conflict; Required Filings and Consents.

(a) Subject to the receipt of the SPAC Shareholder Approval, neither the execution, delivery nor performance by each SPAC Party of this Agreement or the other Transaction Agreements to which it is (or will be) a party, nor the consummation of the Transactions, shall: (i) conflict with or violate or result in a breach of default of such SPAC Party’s Governing Documents; (ii) assuming that the consents, approvals, orders, authorizations, registrations, filings, notices or permits referred to in Section 5.4(b) are duly and timely obtained or made, conflict with or violate any applicable Legal Requirements; or (iii) violate, or result in any breach of, or constitute a default (that with or without notice or lapse of time or both) under, or impair any of its rights or, in a manner adverse to it, alter the rights or obligations of any third party under, or give to any third party any rights of consent, termination, amendment, modification, acceleration, suspension, revocation or cancellation under or of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of such SPAC Party pursuant to, any Contracts (including any of the terms, conditions or provisions thereunder), except, with respect to clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

(b) The execution and delivery by each SPAC Party of this Agreement and the other Transaction Agreements to which it is (or will be) a party does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or designation, declaration or filing with or notification to, any Governmental Entity, except: (i) for the filing of the Plan of Merger and associated documents in accordance with the Companies Act; (ii) for applicable requirements, if any, of the Securities Act, the Exchange Act, blue sky laws, foreign securities laws and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which such SPAC Party is qualified to do business; (iii) for the filing of any notifications required under the Antitrust Laws and the expiration of the required waiting periods thereunder; (iv) for the consents, approvals, authorizations and permits described in Section 5.4(b) of the SPAC Disclosure Letter; and (v) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

5.5. Compliance; Approvals. Since its incorporation, each SPAC Party has complied in all material respects with and has not been in violation of any applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business and assets. Since the date of its incorporation, no investigation or review by any Governmental Entity with respect to either SPAC Party has been pending or, to the Knowledge of SPAC, threatened. No written or, to the Knowledge of SPAC, oral notice, of non-compliance with any applicable Legal Requirements has been received by either SPAC Party. Each SPAC Party is in

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possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such Approvals would not, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. Each Approval held by each SPAC Party is valid, binding and in full force and effect in all material respects. Neither SPAC Party: (a) is in default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any such Approval; or (b) has received any notice from a Governmental Entity that has issued any such Approval that it intends to cancel, terminate, modify or not renew any such Approval, except in the case of clauses (a) and (b) as would not individually or in the aggregate, reasonably be expected to have, as applicable, a SPAC Material Adverse Effect.

5.6. SPAC SEC Reports and Financial Statements.

(a) Except as set forth in Section 5.6(a) of the SPAC Disclosure Letter, SPAC has timely filed or furnished all forms, reports, schedules, statements and other documents required to be filed or furnished by SPAC with the SEC under the Exchange Act or the Securities Act since SPAC’s incorporation to the date of this Agreement, together with any amendments, restatements or supplements thereto (all of the foregoing filed prior to the date of this Agreement, the “SPAC SEC Reports”), and shall timely file or furnish all such forms, reports, schedules, statements and other documents required to be filed or furnished subsequent to the date of this Agreement through the Closing Date (the “Additional SPAC SEC Reports”). All SPAC SEC Reports, Additional SPAC SEC Reports, any correspondence from or to the SEC (other than such correspondence in connection with the initial public offering of New PubCo) and all certifications and statements required by: (i) Rule 13a-14 or 15d-14 under the Exchange Act; or (ii) 18 U.S.C. § 1350 (Section 906) of the Sarbanes- Oxley Act with respect to any of the foregoing (collectively, the “Certifications”) are available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system (EDGAR) in full without redaction, except as permitted by the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. The SPAC SEC Reports were, and the Additional SPAC SEC Reports will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. The SPAC SEC Reports did not at the time they were filed, and the Additional SPAC SEC Reports will not, at the time they were or are filed, as the case may be, with the SEC contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were (or will be) made, not misleading. The Certifications are, or will be, each true and correct in all material respects. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Reports. To the Knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement. SPAC maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Each director and executive officer of SPAC has filed with the SEC on a timely basis all statements required with respect to SPAC by Section 16(a) of the Exchange Act and the rules and regulations thereunder. As used in this Section 5.6, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC or Nasdaq, so long as copies thereof are publicly available.

(b) The SPAC SEC Reports contain true and complete copies of the applicable SPAC financial statements. The financial statements and notes of SPAC contained or incorporated by reference in the SPAC SEC Reports fairly present, and the financial statements and notes of SPAC to be contained in or to be incorporated by reference in the Additional SPAC SEC Reports will fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of SPAC as at the respective dates of, and for the periods referred to in, such financial statements, all prepared from the books and records of the SPAC and in accordance with: (i) GAAP; and (ii) all applicable accounting requirements and with the rules and

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regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S¬K, as applicable) and, in the case of the audited SPAC financial statements, were audited in accordance with the standards of the PCAOB, in each case, applied on a consistent basis throughout the periods involved, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports. SPAC has no liability or obligation of any nature whatsoever, whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or not, due or not, individually or in the aggregate, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in such a liability or obligation, other than (i) Liabilities set forth in or reserved against the most recent balance sheet contained in the SPAC SEC Reports (the “SPAC Balance Sheet”), (i) liabilities incurred after the date of the SPAC Balance Sheet in the ordinary course of SPAC’s business, (ii) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect, (iii) Liabilities arising under this Agreement and the other Transaction Agreements and/or the performance of SPAC of its obligations hereunder or thereunder, (iv) the SPAC Transaction Expenses, and (v) obligations and liabilities reflected, or reserved against, in the financial statements of SPAC contained in the SPAC SEC Reports or as set forth in Section 5.6(b) of the SPAC Disclosure Letter.

(c) SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d) Since the formation of SPAC, neither SPAC nor, to the Knowledge of SPAC, any Representative of SPAC, has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of SPAC with respect to the financial statements contained in the SPAC SEC Reports or the internal accounting controls of SPAC, including any written complaint, allegation, assertion or claim that SPAC has engaged in questionable accounting or auditing practices. Since the formation of SPAC, no attorney representing SPAC, whether or not employed by SPAC, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by SPAC or any of its Representatives to the SPAC Board or any committee thereof or to any director or officer of SPAC.

(e) There are no outstanding loans or other extensions of credit made by any SPAC Party to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of such SPAC Party.

5.7. Absence of Certain Changes or Events. Except as set forth in SPAC SEC Reports filed prior to the date of this Agreement, and except as contemplated by this Agreement, since the incorporation of the SPAC, there has not been: (a) any SPAC Material Adverse Effect; or (b) any action taken or agreed upon by SPAC that would be prohibited by Section 6.1 if such action were taken on or after the date hereof without the consent of the Company.

5.8. Litigation. Except as would not, individually or in the aggregate, reasonably be expected to be material to any SPAC Party, as of the date of this Agreement, there is (and since its incorporation, there has been): (a) no pending or, to the Knowledge of SPAC, threatened Legal Proceeding or any investigation, against either SPAC Party or any of its properties or assets, or any of the directors, managers or officers of such SPAC Party with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such Legal Proceeding or investigation; (b) other than with respect to audits, examinations or investigations in the ordinary course of business conducted by a Governmental Entity, no

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pending or, to the Knowledge of SPAC, threatened audit, examination, investigation or enforcement by any Governmental Entity against either SPAC Party or any of its properties or assets, or any of the directors, managers or officers of such SPAC Party with regard to their actions as such, and, to the Knowledge of SPAC, no facts exist that would reasonably be expected to form the basis for any such audit, examination, investigation or enforcement; (c) no pending or threatened Legal Proceeding or investigation by either SPAC Party against any third party; (d) no settlement or similar agreement that imposes any ongoing obligation or restriction or penalty on either SPAC Party; and (e) no Order imposed or, to the Knowledge of SPAC, threatened to be imposed upon either SPAC Party or any of its properties or assets, or any of the directors, managers or officers of such SPAC Party with regard to their actions as such.

5.9. Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities: (i) in connection with its organization; (ii) in connection with its initial public offering; and (iii) directed toward the accomplishment of a SPAC Business Combination. Except as set forth in the SPAC Governing Documents, there is no Contract or Order binding upon any SPAC Party or to which any SPAC Party is a party which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it, any acquisition of property by it or the conduct of business by it as currently conducted or as currently contemplated to be conducted (including, in each case, following the Closing).

(b) Except for the Transactions, neither SPAC Party owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Agreements and the transactions contemplated hereby and thereby, neither SPAC Party has any material interests, rights, obligations or liabilities with respect to, and either SPAC Party is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a SPAC Business Combination.

5.10. SPAC Material Contracts.

(a) Section 5.10 of the SPAC Disclosure Letter sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K) to which each SPAC Party is party (the “SPAC Material Contracts”), other than any such SPAC Material Contract that is listed as an exhibit to SPAC’s Registration Statement on Form S-l (File No. 333-259532).

(b) As of the date hereof and except for this Agreement, the other Transaction Agreements and Transactions (including with respect to expenses and fees incurred in connection therewith), neither SPAC Party is a party to any Contract with any other Person that would require payments by such SPAC Party or any of their respective Affiliates after the date hereof in excess of $50,000 in the aggregate with respect to any individual Contract.

(c) True, correct and complete copies of the SPAC Material Contracts have been delivered to or made available to the Company or its Representatives. Except for each SPAC Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date and except as would not reasonably be expected to, individually or in the aggregate, have a SPAC Material Adverse Effect, (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of each SPAC Party party thereto and, to the Knowledge of SPAC, represent the legal, valid and binding obligations of the other parties thereto, and, to the Knowledge of SPAC, are enforceable by such SPAC Party to the extent a party thereto in accordance with their terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies, (ii) neither SPAC Party or, to the Knowledge of SPAC, any other party thereto, is in breach or violation of or default (or would be in breach, violation or default but for the

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existence of a cure period) under any such Contract, and, to the Knowledge of SPAC, no event has occurred as of the date hereof which with notice or lapse of time or both would become a breach or violation of or default under, any such Contract, and (iii) to the Knowledge of SPAC, no party to any such Contract has given written notice in the last 12 months of any claim of any such breach, default or event, or has provided in the last 12 months any formal written notice of any intention to terminate or modify, any such Contract.

5.11. SPAC Listing. The SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “JGGCU”. The SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “JGGC”. The SPAC Rights are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “JGGCR”. The SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “JGGCW”. There is no action or proceeding pending or, to the Knowledge of SPAC, threatened in writing against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares, the SPAC Rights or SPAC Warrants or to terminate the listing of SPAC on Nasdaq. None of SPAC or any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares, the SPAC Rights or SPAC Warrants under the Exchange Act.

5.12. Trust Account.

(a) As of date hereof, SPAC has at least $239,657,178 in a trust account (the “Trust Account”), maintained and invested pursuant to that certain Investment Management Trust Agreement (the “Trust Agreement”) effective as of February 10, 2022, by and between SPAC and Continental Stock Transfer and Trust Company (“Continental”), as trustee, for the benefit of its public shareholders, with such funds invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Other than pursuant to the Trust Agreement, the obligations of SPAC under this Agreement are not subject to any conditions regarding SPAC’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

(b) The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder, and there does not exist under the Trust Agreement any event that, with or without the giving of notice or the lapse of time (or both), would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, Continental. There are no separate Contracts, side letters or other understandings (whether written or unwritten, express or implied): (i) between SPAC and Continental that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) to the Knowledge of SPAC, that would entitle any Person (other than shareholders of SPAC holding SPAC Shares sold in SPAC’s initial public offering who shall have elected to redeem their SPAC Shares pursuant to SPAC Governing Documents or the underwriters of the initial public offering with respect to any deferred underwriting compensation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise taxes from any interest income earned in the Trust Account; and (B) to redeem SPAC Shares in accordance with the provisions of SPAC Governing Documents. As of the date hereof, SPAC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). There are no Legal Proceedings pending or, to the Knowledge of SPAC, threatened, with respect to the Trust Account. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article IV and the compliance by the Company Parties with their respective obligations hereunder with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC on the Closing Date. Upon consummation of the transactions contemplated hereby,

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including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the pre-Closing SPAC equityholders who have elected to redeem their SPAC Class A Ordinary Shares pursuant to the SPAC Governing Documents, each in accordance with the terms of and as set forth in the Trust Agreement, SPAC shall have no further obligation under either the Trust Agreement or the SPAC Governing Documents to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

5.13. Taxes.

(a) All income and other material Tax Returns required to be filed by or on behalf of SPAC and Exchange Sub have been duly and timely filed (taking into account any ordinary course of business extension of time within which to file) with the appropriate Governmental Entity and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes required to be paid by SPAC and Exchange Sub (whether or not shown on any Tax Return) have been fully and timely paid (taking into account any applicable extensions properly applied for) in all material respects, except with respect to Taxes being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with GAAP. Exchange Sub is in compliance with all material Korean Legal Requirements with respect to Taxes (including, for the avoidance of doubt, any capital duty Legal Requirements).

(b) Except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with IFRS, no claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Entity in writing (nor to the SPAC’s Knowledge is there any) against SPAC or Exchange Sub which has not been paid or resolved.

(c) Except with respect to matters being contested in good faith by appropriate proceeding and with respect to which adequate reserves have been made in accordance with IFRS, there are no ongoing or pending Legal Proceedings with respect to any material amounts of Taxes of SPAC or Exchange Sub and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of SPAC or Exchange Sub (other than ordinary course of business extensions of time to file Tax Returns).

(d) There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of SPAC or Exchange Sub.

(e) Neither SPAC nor Exchange Sub has any liability for the Taxes of another Person (other than SPAC or Exchange Sub) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group or as a transferee or a successor or by Contract (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); or (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement (excluding commercial agreements entered into in the ordinary course of business and the principal purposes of which is not related to Taxes).

(f) Neither SPAC nor Exchange Sub has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or foreign Legal Requirements).

(g) Neither SPAC nor Exchange Sub has made a request for an advance tax ruling, request for technical advice, a request for a change of any method of accounting or any similar request that is in progress or pending with any Governmental Entity that would reasonably be expected to affect any SPAC Party’s or any Group Company’s liability for Taxes for any taxable period ending after the Closing Date.

(h) Neither SPAC nor Exchange Sub has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code since the Reference Date.

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(i) Neither SPAC nor Exchange Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period beginning after the Closing Date or, in the case of any taxable period beginning on or before and ending after the Closing Date, the portion of such period beginning after the Closing Date, other than such items included in, or excluded from, taxable income in the ordinary course of business.

(j) Each of SPAC and Exchange Sub is and has since its formation been treated as a corporation for U.S. federal (and applicable state and local) income tax purposes.

(k) Neither SPAC nor Exchange Sub has knowingly taken any action, or is aware of any fact or circumstance, that would reasonably be expected, to prevent the Merger from qualifying for the Intended Tax Treatment.

(l) Each of SPAC and Exchange Sub is a tax resident only in its jurisdiction of incorporation. No claim has been made in writing, which claim has not been resolved, by any Governmental Entity in a jurisdiction in which SPAC or Exchange Sub, respectively, does not file Tax Returns that is or may be subject to Tax by, or required to file Tax Returns in, that jurisdiction.

(m) Each of SPAC and Exchange Sub has timely withheld and paid to the appropriate Governmental Entity all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 5.13 and Section 5.15 (to the extent expressly related to Taxes) are (i) the sole and exclusive representations and warranties of SPAC and Exchange Sub in respect of Taxes, (ii) refer only to the past activities of SPAC and Exchange Sub and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for or with respect to, Taxes attributable to any taxable periods (or portions thereof) beginning after, or Tax positions taken after, the Closing Date, and (iii) are not representations or warranties as to the amount of, or limitations on, any net operating losses, Tax credits or other Tax attributes that SPAC, Exchange Sub, or any other Person may have for any taxable period (or portion thereof) beginning on or after the Closing.

5.14. Information Supplied. The information supplied, or to be supplied, by or on behalf of either SPAC Party for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement (or any amendment or supplement thereto) will not, on the date of filing thereof or when the Registration Statement is declared effective or the date the Proxy Statement is first mailed to SPAC Shareholders, as applicable, or at the time of the Special Meeting, in the case of the Registration Statement, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, and in the case of the Proxy Statement, contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time and in light of the circumstances under which such statement is made. Notwithstanding the foregoing, no representation is made by either SPAC Party with respect to the information that has been or will be supplied by either Company Party or any of their respective Representatives for inclusion in the Registration Statement and the Proxy Statement or any projections or forecasts to be included therein.

5.15. Employees; Benefit Plans. Other than as described in the SPAC SEC Reports or Section 5.15 of the SPAC Disclosure Letter, SPAC has, and has never had, any employees. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust Account, SPAC has no unsatisfied material liability with respect to any employee. SPAC does not maintain or have any direct liability under any employee benefit plan, and neither the execution and delivery of this Agreement or the other

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Transaction Agreements nor the consummation of the Transactions will: (a) result in any material payment (including severance, unemployment compensation, bonus or otherwise) becoming due to any director, officer or employee of SPAC; or (b) result in the acceleration of the time of payment or vesting of any such employee benefits. Neither the execution and delivery of this Agreement nor the consummation of the Transactions shall, either alone or in connection with any other event(s) give rise to any “excess parachute payment” as defined in Section 280G(b) (1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

5.16. Board Approval; Shareholder Vote. The SPAC Board and Exchange Sub (including any required committee or subgroup of the SPAC Board) has, as of the date of this Agreement, unanimously: (a) approved and declared the advisability of this Agreement, the other Transaction Agreements to which it is a party and the consummation of the Transactions; (b) determined that the consummation of the Transactions is in the best interest of the SPAC and Exchange Sub (as applicable), (c) made the SPAC Recommendation, and (d) directed that this Agreement be submitted to the shareholders of SPAC for their adoption. Other than the approval of the SPAC Shareholder Matters, no other corporate proceedings on the part of SPAC are necessary to approve the consummation of the Transactions.

5.17. Investment Act; Jobs Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company,” in each case within the meaning of the Investment Company Act of 1940. SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act.

5.18. Affiliate Transactions. No Contract between SPAC, on the one hand, and any of the present or former directors, officers, employees, shareholders, stockholders, warrant holders or other equity interest holders or Affiliates of SPAC (or an immediate family member of any of the foregoing), on the other hand, will continue in effect following the Closing.

5.19. Brokers. Except as set forth in Section 5.18 of the SPAC Disclosure Letter, neither SPAC Party has any liability or obligation to pay any fees or commissions or similar charges to any broker, finder, investment banker, agent or other similar Person with respect to this Agreement or the Transactions.

5.20. Disclaimer of Other Warranties. EACH SPAC PARTY HEREBY ACKNOWLEDGES THAT, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS, NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, TO ANY SPAC PARTY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO ANY INSIDER, ANY OF THE GROUP COMPANIES, NEW PUBCO, OR ANY OF THE RESPECTIVE BUSINESSES, ASSETS OR PROPERTIES OF THE FOREGOING, OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, FUTURE RESULTS, PROPOSED BUSINESSES OR FUTURE PLANS. WITHOUT LIMITING THE FOREGOING: (A) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY OTHER THAN AS EXPRESSLY MADE BY THE COMPANY OR NEW PUBCO IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS; AND (B) NONE OF THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO, NOR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES, HAS MADE, IS MAKING OR SHALL BE DEEMED TO MAKE TO EITHER SPAC PARTY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER PERSON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO: (I) THE INFORMATION DISTRIBUTED OR MADE AVAILABLE TO ANY SPAC PARTY OR ANY OF ITS RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY

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OTHER PERSON BY OR ON BEHALF OF ANY COMPANY PARTY IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS; (II) ANY MANAGEMENT PRESENTATION, CONFIDENTIAL INFORMATION MEMORANDUM OR SIMILAR DOCUMENT; OR (III) ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR SIMILAR ITEM RELATING TO THE COMPANY, ANY OF ITS SUBSIDIARIES, NEW PUBCO AND/OR THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING OTHER THAN IN THE TRANSACTION AGREEMENTS. EACH SPAC PARTY HEREBY ACKNOWLEDGES THAT IT HAS NOT RELIED ON ANY PROMISE, REPRESENTATION OR WARRANTY THAT IS NOT EXPRESSLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. EACH SPAC PARTY ACKNOWLEDGES THAT IT HAS CONDUCTED, TO ITS SATISFACTION, AN INDEPENDENT INVESTIGATION AND VERIFICATION OF THE COMPANY, ITS SUBSIDIARIES, NEW PUBCO AND THE BUSINESS, ASSETS, LIABILITIES, PROPERTIES, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROJECTED OPERATIONS OF THE FOREGOING, AND IN MAKING ITS DETERMINATION, EACH SPAC PARTY HAS RELIED ON THE RESULTS OF ITS OWN INDEPENDENT INVESTIGATION AND VERIFICATION, IN ADDITION TO THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND NEW PUBCO EXPRESSLY AND SPECIFICALLY SET FORTH IN THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS SECTION 5.20, CLAIMS AGAINST ANY GROUP COMPANY, NEW PUBCO OR ANY OTHER PERSON WILL NOT BE LIMITED IN ANY RESPECT IN THE EVENT OF INTENTIONAL FRAUD IN THE MAKING OF THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT BY SUCH PERSON.

ARTICLE VI

CONDUCT PRIOR TO THE CLOSING DATE

6.1. Conduct of Business by the Company Parties. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing (the “Interim Period”), the Company and New PubCo shall, and the Company shall cause each of the Company Subsidiaries to, other than as a result of or in connection with COVID-19 (including compliance with any applicable COVID-19 Measure) or, as reasonably necessary in the good faith determination of the Company, to prevent or mitigate the effects of any damage to property or injury to, or to protect the health or welfare of, employees, directors, officers or agents in emergency situations (provided, that the Company shall, to the extent reasonably practicable, inform SPAC of any such actions prior to the taking thereof and shall consider in good faith any suggestions or modifications from SPAC with respect thereto), use commercially reasonable efforts to carry on its business in the ordinary course, except: (w) as required by Legal Requirements or Order; (x) to the extent that SPAC shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly contemplated by this Agreement or any of the other Transaction Agreements; or (z) as expressly set forth in Section 6.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing, except (i) as expressly contemplated by this Agreement or any of the other Transaction Agreements, (ii) as required by applicable Legal Requirements or Order (iii) as a result of or in connection with COVID-19 (including compliance with any applicable COVID-19 Measure), (iv) as required pursuant to any Financing Arrangements or (v) as expressly set forth in Section 6.1 of the Company Disclosure Letter, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company and New PubCo shall not (for the avoidance of doubt and notwithstanding anything to the contrary (including defined terms used below that may apply to only one such Party and not the other), each such Party covenanting as follows solely with respect to itself and its Subsidiaries and the conduct of its business and not with respect to the other such Party or the other such Party’s Subsidiaries or the conduct of the other such Party’s business), and the Company shall cause the Company Subsidiaries not to, do any of the following:

(a) except in the ordinary course of business or as otherwise required by any existing Employee Benefit Plan or applicable Legal Requirements: (i) increase or grant any increase in the compensation, bonus, fringe or

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other benefits of, or pay, grant or promise any bonus to, any current or former employee, director or independent contractor, except for (A) individual increases of not more than 5% in the base salary or wage rate of any current employee who has annual base compensation of more than $250,000 (or its equivalent in another currency) in the ordinary course of business and (B) the payment of annual bonuses and other short-term incentive compensation in the ordinary course of business (including with respect to the determination of the achievement of any applicable performance objectives, whether qualitative or quantitative); (ii) grant or pay any severance, retention, transaction or change in control pay or benefits to, or otherwise increase the severance, retention, transaction or change in control pay or benefits of, any current or former employee, director or independent contractor, other than the payment of severance in the ordinary course of business in exchange for a release of claims; (iii) enter into, materially amend or terminate any Employee Benefit Plan or any employee benefit plan, policy, program, agreement, trust or arrangement that would have constituted an Employee Benefit Plan if it had been in effect on the date of this Agreement; (iv) take any action to accelerate the vesting or payment of, or otherwise fund or secure the payment of, any compensation or benefits under any Employee Benefit Plan or otherwise; (v) grant any equity or equity-based compensation awards or (vi) hire or terminate any employee whose annual base compensation is $250,000 (or its equivalent in another currency) or more, other than terminations for cause;

(b) (i) transfer, sell, assign, license, sublicense, encumber, impair, abandon or otherwise dispose of any right, title or interest in or to any material Owned Intellectual Property; or (ii) voluntarily waive or cancel any material rights in or to any material Owned Intellectual Property, other than, in each of clauses (i) through (ii), non-exclusive licenses granted in the ordinary course of business or other Incidental Outbound Licenses or expirations of Intellectual Property in accordance with the applicable statutory term (if such term is non-renewable);

(c) except for transactions solely among the Group Companies, on the one hand, or the Group Companies and New PubCo, on the other hand: (i) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, equity securities or property) in respect of any share capital or otherwise, or split, combine or reclassify any share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital; (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any membership interests, shares, capital stock or any other equity interests, as applicable, in any Group Company or New PubCo; or (iii) grant, issue sell or otherwise dispose, or authorize to issue, sell, or otherwise dispose any membership interests, shares, capital stock or any other equity interests (such as share or stock options, share or stock units, restricted shares or stock or other Contracts for the purchase or acquisition of such shares or capital stock), as applicable, in any Group Company or New PubCo (other than as expressly required in connection with any Financing Arrangement);

(d) amend its Governing Documents;

(e) (i) merge, consolidate or combine with a third party, other than with SPAC; or (ii) acquire or agree to acquire by merging or consolidating with, purchasing a majority of the equity interest in or all or substantially all of the assets of, or by any other manner, any third-party business or corporation, partnership, association or other business organization or division thereof;

(f) voluntarily dispose of, amend or fail to renew any Company Real Property Lease other than in the ordinary course of business and as would not reasonably be expected to be material to the Group Companies or New PubCo, as applicable, individually or in the aggregate;

(g) other than with respect to the Company Real Property Leases and Intellectual Property, voluntarily sell, lease, license, sublicense, abandon, divest, transfer, cancel, abandon or permit to lapse or expire, dedicate to the public, or otherwise dispose of, or agree to do any of the foregoing with respect to, material assets or properties, other than (i) in the ordinary course of business or (ii) pursuant to Contracts existing on the date hereof or (iii) dispositions of obsolete, worthless or de minimis assets or properties or (iv) transactions solely among the Group Companies, on one hand, or the Group Companies and New PubCo, on the other hand;

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(h) (i) make, create any loans, advances or capital contributions to, or investments in, any Person other than any of the Group Companies or New PubCo, in each case in excess of $500,000, other than advances for business expenses and loans or advances to employees, customers or suppliers in the ordinary course of business; (ii) create, incur, assume, guarantee or otherwise become liable for, any Indebtedness for borrowed money incurred after the date hereof in excess of $500,000 (or its equivalent in another currency) in the aggregate other than (w) in connection with additional borrowings, extensions of credit and other financial accommodations from the existing lenders or under existing credit facilities, notes and other Indebtedness existing as of the date of this Agreement, (x) guarantees of any Indebtedness of any Company Subsidiaries or guarantees by the Company Subsidiaries of the Indebtedness of the Company or New PubCo, (y) Indebtedness that qualifies as Outstanding Company Transaction Expenses or (z) Indebtedness incurred in connection with any transaction permitted under Section 6.1(e); (iii) except in the ordinary course of business, create any Liens on any material property or material assets of any of the Group Companies or New PubCo, as applicable, in connection with any Indebtedness thereof (other than Permitted Liens) other than transactions solely among the Group Companies, on one hand, or the Group Companies and New PubCo, on the other hand; or (iv) cancel or forgive any Indebtedness for borrowed money owed to any of the Group Companies or New PubCo other than intercompany Indebtedness or ordinary course compromises of amounts owed to the Group Companies or New PubCo by their respective customers;

(i) compromise, settle or agree to settle any Legal Proceeding involving payments by any Group Company or New PubCo, as applicable, of $500,000 (or its equivalent in another currency) or more, or that imposes any material non-monetary obligations on a Group Company or New PubCo (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), as applicable;

(j) except in the ordinary course of business or as would not reasonably be expected to be material to the Group Companies or New PubCo, as applicable: (i) modify or amend in a manner that is adverse to the applicable Group Company or New PubCo, as applicable, or terminate (other than expiration in accordance with its terms) any Company Material Contract, (ii) enter into any Contract that would have been a Company Material Contract, had it been entered into prior to the date of this Agreement, or (iii) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract (other than assignments by the applicable Group Company to any other Group Company);

(k) except as required by GAAP (or any interpretation thereof), KIFRS, IFRS (or any interpretation thereof) or applicable Legal Requirements (including to obtain compliance with PCAOB auditing standards), make any material change in accounting methods, principles or practices;

(l) (i) make, change or revoke any material Tax election in respect of material Taxes of any Group Company except where such action would be consistent with the past practice of a Group Company; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement in respect of material Taxes (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes), (iii) consent to any extension or waiver of statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extension or waivers that would be consistent with the past practice of the Group Companies, (iv) surrender or allow to expire any right to claim a refund of material Taxes or (v) file any amended material Tax Return other than any such amended Tax Return that would be consistent with the past practice of a Group Company;

(m) knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

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(n) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of the Company or New PubCo, as applicable;

(o) subject to Section 6.1(a), pay, distribute or advance any material assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates (other than the Group Companies or New PubCo), other than (i) payments or distributions relating to obligations in respect of arm’s-length commercial transactions, (ii) reimbursement for reasonable expenses incurred in the ordinary course of business, (iii) Employee Benefit Plans, (iv) employment arrangements entered into in the ordinary course, or (v) payment of salary and benefits and the advancement of expenses in the ordinary course of business;

(p) engage in any material new line of business (it being understood that this Section 6.1(p) shall not restrict the Group Companies or New PubCo, as applicable, from extending its business into new geographies); or

(q) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.1(a) through Section 6.1(p).

6.2. Conduct of Business by SPAC. During the Interim Period, SPAC and Exchange Sub shall, other than as a result of or in connection with COVID-19 (including compliance with any applicable COVID-19 Measure), use commercially reasonable efforts to carry on their respective businesses in the ordinary course, except: (a) to the extent that the Company shall otherwise consent in advance and in writing (such consent not to be unreasonably withheld, conditioned or delayed); (b) as expressly contemplated by this Agreement or any of the other Transaction Agreements; (c) as expressly set forth in Section 6.2 of the SPAC Disclosure Letter; or (d) as required by Legal Requirements or Order. Without limiting the generality of the foregoing, except (i) as expressly contemplated by this Agreement or any of the other Transaction Agreements (including the settlement of SPAC Shareholder Redemptions), (ii) as set forth in Section 6.2 of the SPAC Disclosure Letter, (iii) as required by applicable Legal Requirements or Order, or (iv) as a result of or in connection with COVID-19 (including compliance with any applicable COVID-19 Measure), without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC and Exchange Sub shall not do any of the following.

(a) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares, stock, equity securities or property) in respect of any share capital (or warrant or other equity interests) or split, combine or reclassify any share capital (or warrant or other equity interests), effect a recapitalization or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any share capital or warrant or other equity interest, or effect any like change in capitalization;

(b) purchase, repurchase, redeem or otherwise acquire, or offer to purchase, repurchase, redeem or otherwise acquire, directly or indirectly, any equity securities of SPAC or Exchange Sub;

(c) grant, issue, deliver, sell, dispose, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or subscriptions, rights, warrants or options to acquire any shares or other equity securities or any securities convertible into or exchangeable for shares or other equity securities, or enter into other agreements or commitments of any character obligating it to issue any such shares or equity securities or convertible or exchangeable securities;

(d) amend their Governing Documents or the terms of any SPAC Warrants;

(e) (i) merge, consolidate or combine with any Person; or (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner,

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any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or enter into any joint ventures, strategic partnerships or alliances;

(f) (i) create or incur any Indebtedness or assume, guarantee or otherwise become liable for any such Indebtedness of another Person or Persons; (ii) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition; or (iii) enter into any arrangement having the economic effect of any of the foregoing; provided, however, that SPAC shall be permitted to incur Indebtedness for borrowed money from its Affiliates and shareholders, including SPAC Sponsor, in order to meet its reasonable working capital requirements and in each case, such Indebtedness having terms as described in SPAC’s prospectus filed with the SEC in connection with its initial public offering;

(g) make any loan, advance or capital contribution to any other Person or cancel or forgive any Indebtedness owed to SPAC or Exchange Sub;

(h) except as required by GAAP (or any interpretation thereof) or applicable Legal Requirements, make any change in accounting methods, principles or practices;

(i) (i) make, change or revoke any material Tax election in respect of material Taxes of SPAC or Exchange Sub except where such action would be consistent with the past practice of such SPAC Party; (ii) settle or compromise any material Tax liability, enter into any closing agreement in respect of material Taxes or enter into any Tax sharing or similar agreement in respect of material Taxes (other than pursuant to commercial agreements entered into in the ordinary course of business and the principal purpose of which is not related to Taxes); (iii) consent to any extension or waiver of statute of limitations regarding any material amount of Taxes or in respect to any material Tax attribute that would give rise to any claim or assessment of Taxes, in each case other than any such extensions or waivers that would be consistent with the past practice of such SPAC Party; (iv) surrender or allow to expire any right to claim a refund of material Taxes; or (v) file any amended material Tax Return other than any such amended Tax Return that would be consistent with the past practice of such SPAC Party;

(j) knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment;

(k) create any Liens on any material property or material assets of SPAC or Exchange Sub;

(l) liquidate, dissolve, reorganize or otherwise wind up the business or operations of SPAC or Exchange Sub, or authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation, restructuring, recapitalization, dissolution or winding-up of SPAC or Exchange Sub;

(m) commence, settle, compromise or agree to compromise or settle any Legal Proceeding (i) material to SPAC or Exchange Sub, respectively, or their respective properties or assets, (ii) involving payments by SPAC or Exchange Sub, as applicable, of $500,000 (or its equivalent in another currency) or more, or (iii) that imposes any material non-monetary obligations on SPAC or Exchange Sub (excluding, for the avoidance of doubt, confidentiality, non-disparagement or other similar obligations incidental thereto), as applicable;

(n) engage in any material new line of business;

(o) (i) modify, amend or terminate the Trust Agreement or enter into, amend or terminate any other agreement related to the Trust Account; or (ii) enter into, modify, amend or terminate any other agreement with any SPAC Shareholders or shareholders of Exchange Sub;

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(p) amend, terminate (other than expiration in accordance with its terms) or enter into any Contract set forth in Section 5.10 of the SPAC Disclosure Letter (or that would have been required to be set forth therein if such Contract existed on the date hereof) or any Contract of a type described in Section 5.18, or waive, delay the exercise of, release or assign any material rights or claims under any of the foregoing Contracts;

(q) enter into or amend in any material respect any agreement with, or pay, distribute or advance any material assets or property to, any of its officers, directors, shareholders, stockholders or other Affiliates, other than (i) payments or distributions relating to employment or obligations in respect of arm’s-length commercial transactions, or (ii) reimbursement for reasonable expenses incurred in connection with SPAC or Exchange Sub; or

(r) agree in writing or otherwise agree, commit or resolve to take any of the actions described in Section 6.2(a) through Section 6.2(q).

6.3. Requests for Consent. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that (a) an e-mail from the Company to one or more of the individuals (or such other persons as SPAC may specify by notice to the Company) set forth on Section 6.3 of the SPAC Disclosure Letter specifically requesting consent under Section 6.1 shall constitute a valid request by the Company for all purposes under Section 6.1 and (b) an e-mail from SPAC to one or more of the individuals (or such other persons as the Company may specify by notice to SPAC) set forth on Section 6.3 of the Company Disclosure Letter specifically requesting consent under Section 6.1 shall constitute a valid request by SPAC for all purposes under Section 6.1.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1. Proxy Statement/Registration Statement; Special Meeting; Shareholder Approval.

(a) Proxy Statement/Registration Statement.

(i) As promptly as reasonably practicable following the execution and delivery of this Agreement, the Parties, in accordance with this Section 7.1(a), shall prepare, in preliminary form, and New PubCo shall file, a registration statement on Form F-4 or other applicable form with the SEC (such registration statement (including the Proxy Statement) as amended or supplemented, the “Registration Statement”), which will include (A) a proxy statement to be sent to the SPAC Shareholders in advance of the Special Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) for the purposes of (I) providing SPAC Shareholders with notice of the opportunity to redeem SPAC Class A Ordinary Shares (the “SPAC Shareholder Redemption”), and (II) soliciting proxies from holders of SPAC Class A Ordinary Shares to vote at the Special Meeting in favor of: (1) the adoption of this Agreement and approval of the Transactions; (2) the approval and authorization of the Plan of Merger and associated documents by way of special resolution pursuant to the Companies Act; (3) the issuance of New PubCo Ordinary Shares in connection with the Transactions in accordance with this Agreement; (4) the adoption of the New PubCo A&R Charter by way of special resolution pursuant to the Companies Act; (5) the approval of the New PubCo Equity Plan; (6) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto; (7) any other proposals the Parties deem necessary or appropriate to consummate the Transactions; and (8) adjournment of the Special Meeting if necessary to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (collectively, the “SPAC Shareholder Matters”), and (B) a prospectus for the registration under the Securities Act, to the extent permitted by applicable rules and regulations of the SEC, the New PubCo Ordinary Shares to be issued in connection with the Transactions (including any New PubCo Ordinary Shares to be issued in connection with SPAC Warrants) (together, the “Registration Shares”). Without the prior written consent of the Company, (each such consent not

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to be unreasonably withheld, conditioned or delayed), the SPAC Shareholder Matters shall be the only matters (other than procedural matters) which SPAC shall propose to be acted on by the SPAC Shareholders at the Special Meeting. The Parties each shall use their commercially reasonable efforts to (A) cause the Registration Statement, when filed with the SEC to comply as to form and substance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder in all material respects; (B) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Registration Statement, provided that prior to responding to any requests or comments from the SEC, New PubCo will make available to the Company and SPAC (including their respective counsel) drafts of any such response and provide the Company and SPAC (including their respective counsel) with a reasonable opportunity to comment on such drafts and will consider any such comments in good faith; (C) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable; and (D) keep the Registration Statement effective as long as is necessary to consummate the Transactions. In the event that a tax opinion or comfort letter is required by the SEC with respect to the Intended Tax Treatment of the Merger or the qualification of the Merger as a reorganization within the meaning of Section 368 of the Code in connection with the Proxy Statement or Registration Statement, notwithstanding anything to the contrary, neither this provision nor any other provision in this Agreement shall require counsel to the Company or its tax advisors to provide such an opinion.

(ii) As promptly as reasonably practicable following the date that the Registration Statement is declared effective (the “Proxy Clearance Date”), SPAC shall file the definitive Proxy Statement with the SEC and cause such Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the SPAC Board in accordance with Section 7.1(b).

(iii) Prior to each filing with the SEC of the Registration Statement and any other documents to be filed with the SEC that relate to the Transactions, both preliminary and final, and any amendment or supplement thereto, New PubCo will make available to the Company and SPAC and their respective counsel a draft thereof and will provide the Company and SPAC (including their respective counsel) with a reasonable opportunity to comment on such draft and shall consider such comments in good faith. New PubCo shall not file any such documents with the SEC without the prior written consent of the Company and SPAC (such consent not to be unreasonably withheld, conditioned or delayed). New PubCo will advise the Company and SPAC, promptly after it receives notice thereof, of: (A) the time when the Registration Statement has been filed; (B) the effectiveness of the Registration Statement; (C) the filing of any supplement or amendment to the Registration Statement; (D) the issuance of any stop order by the SEC or of the initiation or written threat of any proceeding for such purpose; (E) any request by the SEC for amendment of the Registration Statement; (F) any comments from the SEC relating to the Registration Statement and responses thereto; and (G) requests by the SEC for additional information relating to the Registration Statement. Each of the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto.

(iv) If, at any time prior to the Special Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Parties shall promptly prepare, and New PubCo shall promptly file an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Closing, the Company discovers any information, event or circumstance relating to any Group Company, the business of any Group Company, or any Group Company’s Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Company shall promptly inform New PubCo and SPAC of such information, event or circumstance. If, at any time prior to the Closing, SPAC discovers any information, event or circumstance relating to any SPAC Party, the business of

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any SPAC Party, or any SPAC Party’s Affiliates, officers, directors or employees that should be set forth in an amendment or a supplement to the Proxy Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then SPAC shall promptly inform New PubCo and the Company of such information, event or circumstance.

(v) New PubCo or SPAC, as applicable, shall make all necessary filings, as required for itself, with respect to the Transactions under the Securities Act, the Exchange Act and applicable “blue sky” laws and any rules and regulations thereunder.

(vi) Each of SPAC and New PubCo agrees to use commercially reasonable efforts to promptly furnish to the other Party and its Representatives all information within its possession concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders, as well as information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of SPAC or the Company to any regulatory authority (including Nasdaq) in connection with the Transactions.

(b) SPAC shall, as promptly as practicable, take, in accordance with applicable Legal Requirements, Nasdaq rules and the SPAC Governing Documents, and shall cause its Affiliates and Representatives to take, all action necessary to establish a record date (which date shall be mutually agreed with the Company) for, duly call and give notice of, the Special Meeting and commence the mailing of the Proxy Statement to the SPAC Shareholders. SPAC shall convene and hold an extraordinary general meeting of the SPAC Shareholders (the “Special Meeting”), for the purpose of obtaining the approval of the SPAC Shareholder Matters, which meeting shall be held not more than twenty (20) Business Days after the date on which SPAC mails the Proxy Statement to its shareholders. SPAC shall use reasonable best efforts to obtain the approval of the SPAC Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements for the purpose of seeking the approval of the SPAC Shareholder Matters. SPAC shall include the SPAC Recommendation in the Proxy Statement. SPAC shall keep the Company reasonably informed regarding all matters relating to the SPAC Shareholder Matters and the Special Meeting, including by promptly furnishing any voting or proxy solicitation reports received by SPAC in respect of such matters and similar updates regarding any redemptions. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Shareholder Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of the SPAC Shareholders the SPAC Shareholder Matters, in each case, in accordance with this Agreement, regardless of any intervening event or circumstance. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to postpone or adjourn the Special Meeting: (i) to ensure that any supplement or amendment to the Registration Statement that the SPAC Board has determined in good faith is required by applicable Legal Requirements is disclosed to SPAC Shareholders and for such supplement or amendment to be promptly disseminated to SPAC Shareholders prior to the Special Meeting to the extent required by applicable Legal Requirements; (ii) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient SPAC Class A Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; or (iii) in order to solicit additional proxies from shareholders for purposes of obtaining approval of the SPAC Shareholder Matters; provided, that in the event of a postponement or adjournment pursuant to clauses (i) or (ii) the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

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7.2. Certain Regulatory Matters.

(a) (i) As promptly as practicable, and in any event within fifteen (15) Business Days after the date of this Agreement, the Parties shall each prepare and file any required notifications or filings under any applicable Antitrust Laws or other applicable Legal Requirements in connection with the Transactions. The Parties shall promptly and in good faith respond to all information requested of it by a Governmental Entity in connection with any such notifications and filings and otherwise cooperate in good faith with each other and such Governmental Entities. Each Party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary and will use its commercially reasonable efforts to take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods as soon as practicable. Each Party will promptly provide the other with copies of all material written communications (and memoranda setting forth the substance of all oral communications) between each of them, any of their Affiliates and their respective agents, representatives and advisors, on the one hand, and any Governmental Entity, on the other hand, with respect to this Agreement or the Transactions. Without limiting the foregoing, each Party shall: (A) to the extent legally permissible, promptly inform the others of any material communication to or from a Governmental Entity regarding the Transactions; (B) to the extent legally permissible, permit each other to review in advance any material proposed written communication to any such Governmental Entity and incorporate reasonable comments thereto; (C) give the other prompt written notice of the commencement of any Legal Proceeding with respect to such transactions; (D) not agree to participate in any substantive meeting or discussion with any such Governmental Entity in respect of any filing, investigation or inquiry concerning this Agreement or the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend; (E) keep the other reasonably informed as to the status of any such Legal Proceeding; and (F) to the extent legally permissible, promptly furnish each other with copies of all material correspondence, filings (subject to appropriate redaction, and only to the extent allowed under applicable Legal Requirements) and material written communications between such Party and their Affiliates and their respective agents, representatives and advisors, on one hand, and any such Governmental Entity, on the other hand, in each case, with respect to this Agreement and the Transactions.

(b) Any filing fees required by Governmental Entities, including with respect to any registrations, declarations and filings required under applicable Antitrust Laws or required in connection with the execution and delivery of this Agreement, the performance of the obligations hereunder and the consummation of the Transactions, shall be borne 50% by SPAC and 50% by the Company.

7.3. Other Filings; Press Release.

(a) As promptly as practicable after execution of this Agreement and as soon as required by applicable Legal Requirements, SPAC will prepare and file a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement, the form and substance of which shall be approved in advance in writing by the Company (which such approval shall not be unreasonably withheld, conditioned or delayed).

(b) Promptly after the execution of this Agreement, SPAC and the Company shall also issue a mutually agreeable joint press release announcing the execution of this Agreement.

(c) SPAC shall prepare a draft Current Report on Form 8-K announcing the results of the Special Meeting and such other information that may be required to be disclosed with respect to the Transactions in any report or form to be filed with the SEC prior to the Closing (“Special Meeting Form 8-K”), the form and substance of which shall be approved (which such approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by the Company. New PubCo shall prepare a draft Current Report on Form 6-K announcing the Closing and such other information that may be required to be disclosed with respect to the Transactions (the “Closing Form 6-K”), the form and substance of which shall be approved (which such approval shall not be unreasonably withheld, conditioned or delayed) in advance in writing by SPAC. As promptly as

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practicable following the Special Meeting, SPAC shall file the Special Meeting Form 8-K with the SEC. Concurrently with the Closing, or as soon as practicable thereafter, New PubCo shall file the Closing Form 6-K with the SEC. Prior to the Closing, SPAC and the Company shall prepare a mutually agreeable joint press release announcing the consummation of the Transactions hereunder (“Closing Press Release”). Substantially concurrently with the Closing, SPAC shall issue the Closing Press Release.

7.4. Confidentiality; Communications Plan; Access to Information.

(a) The Confidentiality Agreement, and the terms thereof, are hereby incorporated herein by reference to the extent not inconsistent with this Agreement. Following Closing, the Confidentiality Agreement shall be superseded in its entirety by the provisions of this Agreement; provided, however, that if for any reason this Agreement is terminated pursuant to its terms prior to the Closing, then, notwithstanding anything to the contrary in the Confidentiality Agreement, the Confidentiality Agreement shall nonetheless continue in full force and effect until the date that is two (2) years after such termination. Beginning on the date hereof and ending on the second anniversary of this Agreement, each Party agrees to maintain in confidence any non-public information received from the other Parties, and to use such non-public information only for purposes of consummating the Transactions. Such confidentiality obligations will not apply to: (i) information which was known to one Party or its Representatives prior to receipt from any of the other Parties, as applicable; (ii) information which is or becomes generally known to the public without breach of this Agreement or an existing obligation of confidentiality (including the Confidentiality Agreement) by the receiving Party; (iii) information acquired by a receiving Party or their respective agents from a third party who was not bound to an obligation of confidentiality to the disclosing Party or an Affiliate thereof; (iv) information developed by a receiving Party independently without any reliance on the non-public information received from any other Party; (v) outside legal counsel determines disclosure is required by applicable Legal Requirement or stock exchange rule; or (vi) prior to the Closing, disclosure is consented to in writing by SPAC (in the case of disclosure by the Company Parties) or the Company (in the case of disclosure by SPAC).

(b) SPAC and the Company shall reasonably cooperate to create and implement a communications plan regarding the Transactions promptly following the date hereof. Notwithstanding the foregoing, none of the Parties or any of their respective Affiliates will make any public announcement or issue any public communication regarding this Agreement, the other Transaction Agreements or the Transactions or any matter related to the foregoing, without the prior written consent of the Company, in the case of a public announcement or public communication by any SPAC Party, or SPAC, in the case of a public announcement or public communication by any Company Party (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except: (i) if such announcement or other communication is required by applicable Legal Requirements, in which case, other than, in the case of the Company Parties, routine disclosures to Governmental Entities made by any Company Party or its Affiliates in the ordinary course of business or any other communication by any Company Party or its Affiliates that is not widely disseminated, the disclosing Party first shall allow such other Parties to review, to the extent reasonably practicable and legally permissible, such public announcement or public communication or dissemination and have the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; (ii) if such announcement or other communication is made in connection with fundraising or other investment related activities and is made to such Person’s direct and indirect investors or potential investors or financing sources subject to an obligation of confidentiality; provided that such activities are permitted pursuant to the Transaction Agreements; (iii) in the case of the Company Parties, internal announcements to employees or external communications to banks, customers, suppliers or other business relations, in each case, as the Company determines to be reasonably appropriate (such determination to be made by the Company in good faith); (iv) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with Section 7.3 or this Section 7.4(b); (v) announcements and communications to Governmental Entities in connection with registrations, declarations and filings relating to the Transactions required to be made under this Agreement; and (vi) announcements and

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communications to other third parties to the extent necessary to seek, obtain or give consents, approvals, waivers or notices required as a result of the Transactions.

(c) The Company will afford SPAC and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, records and personnel of the Group Companies during the Interim Period to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and appropriate personnel of the Group Companies, as SPAC may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Group Companies; provided, further, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Group Companies without the prior written consent of the Company;. During the Interim Period, all information obtained by SPAC or any of its financial advisors, accountants, counsel and other representatives in connection with this Agreement (including pursuant to this Section 7.4(c)) shall remain subject to the Confidentiality Agreement. SPAC will afford the Company Parties and their respective financial advisors, underwriters, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books, records and personnel of SPAC during the Interim Period to obtain all information concerning the business, including properties, results of operations and appropriate personnel of SPAC, as any Company Party may reasonably request in connection with the consummation of the Transactions; provided, however, that any such access shall be conducted in a manner not to materially interfere with the businesses or operations of SPAC. During the Interim Period, all information obtained by the Company Parties or any of their financial advisors, accountants, counsel and other representatives in connection with this Agreement (including pursuant to this Section 7.4(c)) shall remain subject to the Confidentiality Agreement. Notwithstanding anything to the contrary, the Parties shall not be required to take any action, provide any access or furnish any information that such Party in good faith reasonably believes would be reasonably likely to (i) cause or constitute a waiver of any attorney-client or other privilege, (ii) violate any Contract to which such Party or any of its Affiliates is a party or bound, or (iii) violate or breach any confidentiality obligations (whether contractual or imposed by applicable Legal Requirements or otherwise), provided, that the Parties agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishings in a manner that does not result in the events set out in clauses (i), (ii) and (iii).

7.5. Commercially Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, and without limitation to any other covenant or agreement in this Agreement or any other Transaction Agreement, each Company Party and each SPAC Party agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, the Share Swap and the other Transactions, including using commercially reasonable efforts to accomplish the following: (a) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VIII, to be satisfied; (b) the obtaining of all necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings, including registrations, declarations and filings with Governmental Entities, if any, and filings required pursuant to Antitrust Laws and the taking of all commercially reasonable steps as may be necessary to avoid any Legal Proceeding; (c) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions set forth on Section 7.5(c) of the Company Disclosure Letter; and (d) the execution or delivery of any additional instruments reasonably necessary to consummate, and to fully carry out the purposes of, the Transactions. This obligation shall include, on the part of SPAC, sending a termination letter to Continental substantially in the applicable form attached to the Trust Agreement (the “Trust Termination Letter”). Notwithstanding anything herein to the contrary, nothing in this Agreement shall require or be deemed to require SPAC or any Company Party or any of their respective Affiliates to (i) agree, propose, negotiate, commit to or effect, by consent decree, hold separate order, or otherwise, the sale, transfer, license, divestiture or other disposition of, or any prohibition or limitation on the ownership, operation, effective control or exercise of full rights of ownership of, shares or shares of

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capital stock or of any business, assets or property or product lines, of any such Person or their respective Subsidiaries, or the imposition of any limitation on the ability of any such Person or any of their respective Subsidiaries to conduct their business or to own or exercise control of their respective assets, properties, shares and capital stock, or the incurrence of any liability or expense; or (ii) defend any Legal Proceeding instituted (or threatened to be instituted) by any Person under any Antitrust Laws or other applicable Legal Requirements or seek to have any stay, restraining order, injunction or similar order entered by any Governmental Entity vacated, lifted, reversed, or overturned. Notwithstanding anything to the contrary contained herein, in no event shall any Company Party or any of its Subsidiaries be obligated to bear any material expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which any Company Party or any of its Subsidiaries is a party or otherwise in connection with the consummation of the Transactions.

7.6. No SPAC Securities Transactions. Each Company Party acknowledges and agrees that it is aware, and that each other Group Company has been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Legal Requirements on a Person possessing material nonpublic information about a publicly traded company. Each Company hereby agrees that it shall not purchase or sell any securities of SPAC in violation of such Legal Requirements, or cause or encourage any Person to do any of the foregoing.

7.7. No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Company Parties hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided, that: (a) nothing herein shall serve to limit or prohibit any Company Party’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to SPAC Share Redemptions) to the applicable Persons in accordance with the terms of this Agreement and the Trust Agreement) (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption); and (b) nothing herein shall serve to limit or prohibit any claims or other Legal Proceedings that any Company Party may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

7.8. Disclosure of Certain Matters. During the Interim Period, each SPAC Party and each Company Party will promptly provide the other Parties with prompt written notice of: (a) any event, development or condition of which it obtains Knowledge that: (i) is reasonably likely to cause any of the conditions set forth in Article VIII not to be satisfied; or (ii) would require any amendment or supplement to the Registration Statement; or (b) the receipt of notice from any Person alleging that the consent of such Person may be required in connection with the Transactions. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied, whether any amendment or supplement to the Registration Statement or any such consent may be required or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

7.9. Securities Listings. From the date hereof through the Closing, SPAC shall use commercially reasonable efforts to ensure SPAC remains listed as a public company on, and for SPAC Class A Ordinary Shares to be listed on, Nasdaq. New PubCo, the Company and SPAC shall cooperate to, and each shall use commercially reasonable efforts to, cause the Registration Shares issued in connection with the Transactions to be approved for listing on Nasdaq (or other public stock market or exchange in the United States as may be agreed by the Company and SPAC) at Closing.

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7.10. No Solicitation.

(a) During the Interim Period, the Company and New PubCo each shall not, and the Company shall cause the Company’s Subsidiaries not to, and the Company and New PubCo shall each direct their respective Representatives not to, directly or indirectly, other than as contemplated by this Agreement (including any Financing Arrangements): (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the SPAC Parties and their respective Representatives) concerning any merger, consolidation, recapitalization or similar transaction of, by or involving the Company or New PubCo, as applicable or any sale (in one or a series of related transactions) of any class of equity securities in the Company or New PubCo or any sale or transfer of assets or businesses of the Company or New PubCo (x) that, with respect to the Company only, generate ten percent (10%) or more of the net revenue or net income of the Company immediately prior to such transaction, or (y) that represent ten (10%) or more of the total assets (based on fair market value) of the Company immediately prior to such transaction (in each case, other than the disposition of equipment or other tangible personal property in the ordinary course of business) (each, a “Company Business Combination”); (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a Company Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a Company Business Combination. The Company and New PubCo shall each, and the Company shall cause the Company’s Subsidiaries to, and the Company and New PubCo shall each direct and use their reasonable best efforts to cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any Company Business Combination.

(b) During the Interim Period, SPAC and Exchange Sub each shall not, and SPAC shall cause the SPAC Sponsor not to, and SPAC and Exchange Sub shall each direct their respective Representatives not to, directly or indirectly: (i) solicit, initiate, enter into or continue discussions, negotiations or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to, any Person (other than the Company Parties and their respective Representatives) concerning any SPAC Business Combination; (ii) enter into any agreement regarding, continue or otherwise participate in any discussions or negotiations regarding, or cooperate in any way that would otherwise reasonably be expected to lead to a SPAC Business Combination; or (iii) commence, continue or renew any due diligence investigation regarding a SPAC Business Combination. SPAC and Exchange Sub shall each, and SPAC shall cause the SPAC Sponsor to, and SPAC and Exchange Sub shall each direct and use their reasonable best efforts to cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any Person with respect to any SPAC Business Combination.

(c) Each Party shall promptly (and in no event later than 24 hours after becoming aware of such inquiry, proposal, offer or submission) notify the other Parties if it or, to its Knowledge, any of its or its Representatives receives any inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, after the execution and delivery of this Agreement. If either Party or its Representatives receives an inquiry, proposal, offer or submission with respect to a Company Business Combination or SPAC Business Combination, as applicable, such Party shall keep the other Parties reasonably informed of any material developments with respect to such inquiry, proposal, offer or submission. Notwithstanding anything to the contrary, any Party may respond to any unsolicited proposal regarding a Company Business Combination or SPAC Business Combination, as applicable, by stating only that such Party has entered into a binding definitive agreement with respect to a business combination and is unable to provide any information related to such Party or any of its Subsidiaries or entertain any proposals or offers or engage in any negotiations or discussions concerning a Company Business Combination or SPAC Business Combination, as applicable.

7.11. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to Continental (which notice SPAC shall provide to Continental in accordance with the terms of

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the Trust Agreement): (a) in accordance with and pursuant to the Trust Agreement, at the Closing, SPAC: (i) shall cause the documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered, including providing Continental with the Trust Termination Letter; and (ii) shall use commercially reasonable efforts to cause Continental to, and Continental shall thereupon be obligated to, distribute the Trust Account as directed in the Trust Termination Letter, including all amounts payable: (A) to SPAC Shareholders who properly elect to have their SPAC Class A Ordinary Shares redeemed for cash in accordance with the provisions of SPAC Governing Documents; (B) for income tax or other tax obligations of SPAC prior to the Closing; (C) to the underwriters of the initial public offering or any other person in accordance with the provisions of the IPO Underwriting Agreement with respect to any deferred underwriting compensation; (D) all Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses to be paid by or on behalf of New PubCo pursuant to Section 11.10 of this Agreement; and (E) as repayment of working capital loans from, and reimbursement of, expenses to directors, officers and shareholders of SPAC or other Indebtedness of SPAC, if any; and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

7.12. Director and Officer Matters.

(a) New PubCo and the Company.

(i) New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers, employees or agents, as the case may be, of New PubCo or the Company or any of their respective Subsidiaries, or who, at the request of New PubCo, the Company or any of their respective Subsidiaries, as the case may be, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, together with such persons’ respective heirs, executors or administrators, “Company D&O Indemnified Parties” and each a “Company D&O Indemnified Party”), as provided in their respective Governing Documents or their respective indemnification agreements, shall survive the Closing and shall continue in full force and effect. For a period of six years following the Closing Date, New PubCo shall, and shall cause the Company and their respective Subsidiaries to, maintain in effect the exculpation, indemnification and advancement of expenses provisions of their respective Governing Documents or their respective indemnification agreements as in effect immediately prior to the Closing Date, and New PubCo shall, and shall cause the Company and their respective Subsidiaries to, not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Company D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) At or prior to the Closing, New PubCo shall purchase a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Closing, covering each such Person who is currently covered by New PubCo’s, the Company’s or any of their respective Subsidiaries’ directors’ and officers’ liability insurance on terms with respect to coverage, deductibles and amounts as is reasonably appropriate for companies of similar circumstances or as commercially practicable under market conditions at such time and in any event, no less favorable than those of such policy in effect on the date of this Agreement, except that in no event shall New PubCo be required to pay an annual premium for such insurance in excess of 300% of the most expensive most recent aggregate annual premium paid or payable by New PubCo or the Company for any such insurance policy for the 12-month period ended on the date of this Agreement. The Company D&O Tail shall be maintained for the six-year period following the Closing; provided, that, if any claim is asserted or made within such six year period, the Company D&O Tail shall be continued in respect of such claim until the final disposition thereof. New PubCo shall maintain the Company D&O Tail in full force and effect for its full term and shall honor all obligations thereunder to be honored by New PubCo or the Group Companies, as applicable, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(a)(ii).

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(iii) The rights of each Company D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the Governing Documents of New PubCo or the Company or any of their respective Subsidiaries, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and the Company under this Section 7.12(a) shall not be terminated or modified in such a manner as to adversely affect any Company D&O Indemnified Party without the consent of such Company D&O Indemnified Party. The provisions of this Section 7.12(a) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the Company D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12(a).

(iv) If New PubCo or, after the Closing, the Company, or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo or the Company, as applicable, assume the obligations set forth in this Section 7.12(a).

(b) SPAC and Exchange Sub.

(i) New PubCo agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of SPAC or Exchange Sub (each, together with such person’s heirs, executors or administrators, a “SPAC D&O Indemnified Party”), as provided in their respective Governing Documents or their respective indemnification agreements, shall survive the Closing and shall continue in full force and effect. For a period of six years from the Closing Date, New PubCo shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the SPAC’s and Exchange Sub’s respective Governing Documents or their respective indemnification agreements as in effect immediately prior to the Closing Date, and New PubCo shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any SPAC D&O Indemnified Party; provided, however, that all rights to indemnification or advancement of expenses in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.

(ii) Prior to the Closing, the SPAC shall purchase and pay a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the Closing covering each such Person prior to the Closing that is or was a director or officer of SPAC or Exchange Sub on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing, except that in no event shall SPAC pay an annual premium for such insurance in excess of 300% of the most expensive most recent aggregate annual premium paid or payable by SPAC for any such insurance policy for the 12-month period ended on the date of this Agreement. New PubCo shall maintain the SPAC D&O Tail in full force and effect for its full term (provided, that, if any claim is asserted or made within such six year period, the SPAC D&O Tail shall be continued in respect of such claim until the final disposition thereof) and shall honor all obligations thereunder, and no other party shall have any further obligation to purchase or pay for such insurance pursuant to this Section 7.12(b)(ii).

(iii) The rights of each SPAC D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such person may have under the SPAC Governing Documents, any other indemnification arrangement, any Legal Requirement or otherwise. The obligations of New PubCo and SPAC under this Section 7.12(b) shall not be terminated or modified in such a manner as to adversely affect any SPAC D&O Indemnified Party without the consent of such SPAC D&O Indemnified Party. The provisions of this Section 7.12(b) shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the SPAC D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 7.12(b).

(iv) If New PubCo or any of its successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger; or (ii) transfers

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or conveys all or substantially all of its properties and assets to any Person, then, in each such case, proper provision shall be made so that the successors and assigns of New PubCo assume the obligations set forth in this Section 7.12(b).

7.13. Tax Matters.

(a) The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended Tax Treatment. The Parties (i) shall not knowingly take or cause to be taken, or knowingly fail to take or cause to be taken, any action, where such action or failure to act could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment and (ii) shall not take any inconsistent position, including on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, for Tax purposes unless otherwise required by a “determination” within the meaning of Section 1313 of the Code. This Agreement is intended to constitute and is hereby adopted by the Parties as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder with respect to the Merger. In the event a tax opinion is requested by the SEC with respect to the Intended Tax Treatment of the Merger in connection with the Proxy Statement and Registration Statement, SPAC shall use reasonable best efforts to cause its counsel to render such an opinion. For clarity, advisors to neither SPAC nor the Company will be required to provide any tax opinion as a condition precedent to the transactions contemplated hereby.

(b) Each SPAC Party and each Company Party shall reasonably cooperate, as and to the extent reasonably requested by another Party, in connection with the filing or amendment of Tax Returns and any audit or other proceeding with respect to Taxes or Tax Returns of any SPAC Party, Company Party or any Group Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) New PubCo will use commercially reasonable efforts to provide the SPAC Shareholders information that is reasonably required to make and/or maintain a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to SPAC (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)).

(d) All Transfer Taxes shall be borne and paid by New PubCo or its wholly-owned Subsidiaries (including the Company following the Closing) and shall constitute Transaction Expenses. Unless otherwise required by applicable Legal Requirements, New PubCo or its wholly-owned Subsidiaries (including the Company following the Closing), as applicable, shall timely file any Tax Return or other document with respect to such Taxes or fees (and each Company Party and each SPAC Party shall reasonably cooperate with respect thereto as necessary). The Company, New PubCo, and SPAC shall reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

7.14. Financing Arrangements. During the Interim Period, (i) the Parties may (A) identify and seek additional sources of financing on behalf of New PubCo and/or the Company from third party financing sources (it being understood and agreed that the consummation of any such financing shall be subject to the Company’s and SPAC’s mutual agreement (which agreement shall not be unreasonably withheld, conditioned or delayed), including in the form of (w) a private placement of New PubCo Ordinary Shares to be consummated at the Closing (a “PIPE Investment”), (x) an Approved Company Financing, (y) an equity line of credit or similar financing arrangement to be in place and available to New PubCo as of the Closing (subclause (w) – (y) collectively, “Equity Financing Arrangements”) and/or (z) debt financing arrangements for borrowed money entered into by the Company, New PubCo and/or SPAC (together with Equity Financing Arrangements,

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“Financing Arrangements”) and (B) negotiate definitive agreements on terms reasonably acceptable to the Company and SPAC as necessary to effectuate any Financing Arrangement, including, with respect to PIPE Investments, subscription agreements to purchase New PubCo Ordinary Shares; and (ii) upon the written request of a Party, the other Parties shall, and each of them shall cause its respective Representatives to, reasonably cooperate in procuring any Financing Arrangement, including by (A) providing such information and assistance (with respect to the Company, in accordance with Section 7.4(c)) as reasonably requested by a Party, (B) with respect to the Company, granting access in accordance with Section 7.4(c) to the other Parties and their Representatives during normal business hours as may be reasonably necessary for due diligence purposes, and (C) participating in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions with respect to any such Financing Arrangement where necessary (including, as applicable, where necessary, direct contact between senior management and other Representatives of the Company and its Subsidiaries at reasonable times and locations). Without limiting the generality of the foregoing, in the event that any Company Shareholders make demands for appraisal under the Commercial Korean Code in respect of the Transactions, each Company Party and each SPAC Party agree to reasonably cooperate in procuring Financing Arrangements as necessary to address any liquidity or other financial consequences to the Company or New PubCo (following the Closing) resulting from such demands for appraisal.

7.15. Qualification as a Foreign Private Issuer. With respect to New PubCo, during the Interim Period, each Party shall take all requisite actions to cause New PubCo to qualify as a “foreign private issuer” as such term is defined under Rule 3b-4 of the Exchange Act and maintain such status through the Closing.

7.16. Qualification as an Emerging Growth Company. SPAC shall, at all times during the Interim Period: (a) take all requisite lawful actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”); and (b) not take any action that would cause SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

7.17. New PubCo Equity Plan.

(a) SPAC, New PubCo and the Company shall cooperate to establish an equity incentive plan (the “New PubCo Equity Plan”) for service providers of New PubCo and its subsidiaries, to be approved by New PubCo, the Company and SPAC and effective as of (and contingent on) the Closing. The proposed form of the New PubCo Equity Plan shall be mutually agreed (in good faith) by SPAC and the Company prior to the initial filing of the Registration Statement. New PubCo shall obtain the approval of the New PubCo Equity Plan from the New PubCo Board and the shareholder of New PubCo prior to the Closing.

(b) Notwithstanding anything herein to the contrary, each Party acknowledges and agrees that all provisions contained in this Section 7.17 are included for the sole benefit of SPAC, New PubCo and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of SPAC, New PubCo, the Company or any of their respective Affiliates to amend, terminate or otherwise modify any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement before, on or following the Closing or (iii) shall confer upon any Person who is not a Party (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Employee Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

7.18. Financial Statements; Other Financial Information.

(a) (i) As promptly as practicable after the date of this Agreement, the Company shall deliver to SPAC and New PubCo, for inclusion in the Proxy Statement and Registration Statement the PCAOB Financial Statements and the consent of the independent auditors to use such PCAOB Financial Statements in the Proxy

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Statement and Registration Statement, and (ii) from time to time, as promptly as reasonably practicable, the Company shall deliver to SPAC, to the extent required for inclusion in the Proxy Statement and the Registration Statement, any other audited and unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of income and statements of income (loss), changes in shareholders’ equity and cash flows of any of the Group Companies, in each case in compliance with the standards of the PCAOB, and in compliance in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to the registrant at such time.

(b) From the date hereof until the Proxy Clearance Date, the Company will furnish to SPAC (i) unaudited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each quarterly period completed after the date hereof as promptly as reasonably practicable (and, in any event, within 45 days) following the end of each such quarterly period, which interim financial statements will be suitable for inclusion in the Proxy Statement or the Registration Statement and prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except in each case as described in the notes thereto and for the absence of footnotes), and reviewed in accordance with PCAOB Accounting Standard 4105, and on that basis will present fairly, in all material respects, the financial position of the Company as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended, and (ii) audited consolidated balance sheets of the Company, and statements of income (loss) and cash flows of the Company, for each fiscal year completed after the date hereof as promptly as reasonably practicable (and, in any event, within 90 days) following the end of each such fiscal year, together with their respective auditor’s reports thereon and consent to use such financial statements and reports, which financial statements will be suitable for inclusion in the Proxy Statement or the Registration Statement, prepared, in all material respects, in accordance with IFRS applied on a consistent basis during the periods involved (except as described in the notes thereto), and audited in accordance with applicable PCAOB auditing standards, and on that basis will present fairly, in all material respects, the financial position of the Company as of the respective dates thereof, and the results of their operations and changes in cash flows for the periods then ended.

(c) The Parties shall each use their respective commercially reasonable efforts to assist in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements and/or such financial statements for other periods as contemplated by the rules of the SEC) that are required to be included in the Registration Statement and any other filings to be made by SPAC or New PubCo with the SEC in connection with the Transactions.

7.19. Company Shareholder Approval. The Company shall, as promptly as practicable following the Proxy Clearance Date, take, in accordance with applicable Legal Requirements and the Company’s Governing Documents, and shall cause its Affiliates and Representatives to take, all action necessary to establish a record date (which date shall be mutually agreed with SPAC) for, duly call and give notice of, a general meeting of the Company Shareholders. The Company shall convene and hold a general meeting of the Company Shareholders (the “Company Shareholder Meeting”), for the purpose of obtaining the Company Shareholder Approval, which meeting shall be held no later than the Special Meeting Date. The Company shall use reasonable best efforts to obtain the Company Shareholder Approval at the Company Shareholder Meeting, including by soliciting proxies as promptly as practicable in accordance with applicable Legal Requirements and the Company’s Governing Documents for the purpose of seeking the Company Shareholder Approval. The Company shall keep SPAC reasonably informed regarding all material matters relating to the Company Shareholder Approval and the Company Shareholder Meeting. The Company agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting for the purpose of seeking the Company Shareholder Approval shall not be affected by any intervening event or circumstance, and the Company agrees to establish a record date for, duly call, give notice of, convene and hold the Company Shareholder Meeting and submit for the Company Shareholder Approval, in each case, in accordance with this Agreement, regardless of any intervening event or circumstance.

7.20. Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the

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other hand, shall each notify the other in writing promptly after learning of any shareholder or stockholder demands or other shareholder or stockholder Legal Proceedings (including derivative claims) relating to this Agreement, any other Transaction Agreement or any other matters relating thereto (collectively, “Transaction Litigation”) commenced against, in the case of SPAC, it, its Affiliates or their respective Representatives (in their capacity as Representatives) or, in the case of the Company, it, its Affiliates or any of their respective Representatives (in their capacity as Representatives). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in (subject to a customary joint defense agreement), but not control, the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation and (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation. Notwithstanding the foregoing, subject to and without limiting the covenants and agreements, and the rights of the other Party set forth in the immediately preceding sentence, SPAC or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against SPAC or its Affiliates or any of their respective Representatives, and the Company or its Affiliates shall control the negotiation, defense and settlement of any Transaction Litigation brought against the Company or its Affiliates or any of their respective Representatives; provided, however, that prior to the Closing in no event shall either Party, its Affiliates, or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).

7.21. Extension of Time Period to Consummate a Business Combination. If, on June 15, 2023, the Proxy Clearance Date has not occurred, and this Agreement has not otherwise been terminated in accordance with its terms, SPAC shall promptly prepare and file with the SEC a proxy statement pursuant to which it will seek approval to extend the time period for SPAC to consummate its initial business combination under its Governing Documents to at least November 15, 2023 (the “Extension Proposal”). The Company and its counsel shall be given a reasonable opportunity to review and comment on any such proxy statement and any supplement or amendment thereto. As promptly as reasonably practicable following the date that such proxy statement is cleared by the SEC, SPAC shall cause such proxy statement to be mailed to its shareholders. SPAC shall convene and hold an extraordinary general meeting of the SPAC Shareholders, and use its reasonable best efforts to solicit proxies from the SPAC Shareholders for the purpose of obtaining the approval of the Extension Proposal, which meeting shall be held not more than twenty (20) Business Days after the date on which SPAC mails such proxy statement to its shareholders.

7.22. Waiver of Underwriting Discount. Following the date hereof and prior to the Closing, SPAC shall use its commercially reasonable efforts to obtain a written waiver letter in respect of any underwriting discount, fees or expenses (whether deferred or not) in relation to SPAC’s initial public offering.

ARTICLE VIII

CONDITIONS TO THE TRANSACTION

8.1. Conditions to Obligations of Each Party’s Obligations. The respective obligations of each Party to this Agreement to effect the Merger, the Share Swap and the other Transactions shall be subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted), in writing, exclusively by both SPAC and the Company:

(a) At the Special Meeting (including any adjournments thereof), the SPAC Shareholder Approval shall have been obtained.

(b) At the Company Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval shall have been obtained.

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(c) SPAC shall have at least $5,000,001 of net tangible assets after giving effect to the Transactions, including the SPAC Shareholder Redemptions and receipt of the net amount of proceeds actually contributed by investors pursuant to any Equity Financing Arrangement.

(d) The Parties will have received or have been deemed to have received all necessary pre-Closing authorizations, consents, clearances, waivers and approvals of the Governmental Entities set forth on Section 8.1(d) of the Company Disclosure Letter in connection with the execution, delivery and performance of this Agreement and the Transactions (or any applicable waiting period (and any extensions thereof) thereunder shall have expired or been terminated).

(e) No provision of any applicable Legal Requirement prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect, and no temporary, preliminary or permanent restraining Order enjoining, restricting or making illegal the consummation of the Transactions will be in effect; provided, that the Governmental Entity issuing such Order has jurisdiction over the Parties with respect to the Transactions.

(f) The New PubCo Ordinary Shares to be issued pursuant to this Agreement shall be approved for listing upon the Closing on Nasdaq (or any other public stock market or exchange in the United States as may be agreed by the Company and SPAC) subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(g) The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement.

(h) The Korean Registration Statement shall have become effective in accordance with the provisions of the Financial Investment Services and Capital Markets Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by FSS) seeking a stop order with respect to the Korean Registration Statement.

8.2. Additional Conditions to Obligations of the Company Parties. The obligations of the Company Parties to consummate and effect the Merger, the Share Swap and the other Transactions shall be subject to the satisfaction of each of the following conditions, any one or more of which may be waived, in writing, exclusively by the Company:

(a) (i) The Fundamental Representations of SPAC and Exchange Sub, to the extent not qualified as to materiality or “SPAC Material Adverse Effect” shall be true and correct in all material respects, and to the extent so qualified shall be true in all respects, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties of SPAC and Exchange Sub set forth in Article V hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except in the case of this clause (ii), where any failures of such representations and warranties of SPAC and Exchange Sub to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a SPAC Material Adverse Effect.

(b) SPAC and Exchange Sub shall have each performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Merger Effective Time in all material respects.

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(c) No SPAC Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.

(d) SPAC shall have delivered to the Company a certificate, signed by an authorized representative of SPAC and Exchange Sub, respectively and dated as of the Closing Date, certifying as to the matters set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c).

(e) SPAC shall have delivered to the Company the Registration Rights Agreement, duly executed by the SPAC Sponsor;

(f) Exchange Sub shall have delivered to the Company a share swap agreement in a form that is reasonably acceptable to the Parties and reflects the terms of this Agreement to the extent applicable, duly executed by the Exchange Sub (the “Share Swap Agreement”).

8.3. Additional Conditions to the Obligations of SPAC. The obligations of the SPAC Parties to consummate and effect the Merger, the Share Swap and the other Transactions shall be subject to the satisfaction of each of the following conditions, any one or more of which may be waived, in writing, exclusively by SPAC:

(a) (i) The Fundamental Representations of the Company and New PubCo, to the extent not qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all material respects, and to the extent so qualified shall be true in all respects, on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct in all material respects as of such earlier date); and (ii) all other representations and warranties of the Company and New PubCo set forth in Article IV hereof shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation contained herein) on and as of the Closing as though made on and as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except, in the case of this clause (ii), where any failures of such representations and warranties of the Company and New PubCo to be so true and correct, individually and in the aggregate, has not had and is not reasonably likely to have a Company Material Adverse Effect.

(b) Each of the Company Parties shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Merger Effective Time in all material respects.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement that exists as of the Closing.

(d) The Company shall have delivered to Exchange Sub the Share Swap Agreement, duly executed by the Company.

(e) The Company shall have delivered to SPAC the Closing Payment Schedule.

(f) The Company shall have delivered to SPAC a certificate, signed by an authorized representative of the Company and New PubCo, respectively, and dated as of the Closing Date, certifying as to the matters set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c).

(g) The Company shall have delivered to SPAC the Registration Rights Agreement, duly executed by New PubCo and the Company Shareholders set forth in Section 8.3(g) of the Company Disclosure Letter.

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8.4. Notice to SPAC Shareholders Delivering Written Objection. If any SPAC Shareholder gives to SPAC, before the SPAC Shareholder Approval is obtained at the Special Meeting, written objection to the Merger (each, a “Written Objection”) in accordance with Section 238(2) and 238(3) of the Companies Act:

(a) SPAC shall, following the SPAC Shareholder Approval, in accordance with Section 238(4) of the Companies Act, promptly give written notice of the authorization of the Merger and the other Transactions (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection; and

(b) unless SPAC and the Company elect by agreement in writing to waive this Section 8.4(b), no Party shall commence the Closing, and the Plan of Merger and associated documents shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Companies Act, as referred to in Section 239(1) of the Companies Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in this Section 8.4.

8.5. Frustration of Closing Conditions. None of the Parties may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s breach of its obligations under this Agreement.

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of SPAC and the Company at any time;

(b) by either SPAC or the Company if the Closing shall not have occurred by the date that is the earlier of (i) November 15, 2023 or (ii) the date by which SPAC must consummate its initial business combination under its Governing Documents as may be amended pursuant to Section 7.21 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either SPAC or the Company if a Governmental Entity shall have issued an Order or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions, including the Merger, which Order or other action is final and nonappealable;

(d) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of SPAC or Exchange Sub, or if any representation or warranty of SPAC or Exchange Sub shall have become untrue, in either case, such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach by SPAC or Exchange Sub is curable by SPAC or Exchange Sub, as applicable, prior to the Closing, then the Company must first provide written notice of such breach to SPAC and may not terminate this Agreement under this Section 9.1(d) until the earlier of: (i) 30 days after delivery of written notice from the Company to SPAC of such breach; and (ii) the Outside Date; provided, further, that SPAC or Exchange Sub, as applicable, continues to exercise commercially reasonable efforts to cure such breach during such 30 day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(d) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by SPAC or Exchange Sub is cured during such 30 day period);

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(e) by SPAC, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement on the part of the Company or New PubCo, or if any representation or warranty of the Company or New PubCo shall have become untrue, in either case such that the conditions set forth in Section 8.3(a) or Section 8.3(b), would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, that if such breach is curable by the Company or New PubCo, as applicable, prior to the Closing, then SPAC must first provide written notice of such breach to the Company and may not terminate this Agreement under this Section 9.1(e) until the earlier of: (i) 30 days after delivery of written notice from SPAC to the Company of such breach; and (ii) the Outside Date; provided, further, that the Company or New PubCo, as applicable, continues to exercise commercially reasonable efforts to cure such breach during such 30 day period (it being understood that SPAC may not terminate this Agreement pursuant to this Section 9.1(e) if: (A) it shall have materially breached this Agreement and such breach has not been cured; or (B) if such breach by the Company or New PubCo is cured during such 30 day period);

(f) by either SPAC or the Company, if, at the Special Meeting (including any adjournments thereof), the SPAC Shareholder Approval is not obtained; or

(g) by SPAC or the Company if, at the Company Shareholder Meeting (including any adjournments thereof), the Company Shareholder Approval is not obtained.

9.2. Notice of Termination; Effect of Termination

(a) Any termination of this Agreement under Section 9.1 above will be effective immediately upon the delivery of written notice of the terminating Party to the other Parties.

(b) In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith be of no further force or effect and the Transactions shall be abandoned, except for and subject to the following: (i) the proviso in the second sentence of Section 7.4, Section 7.7, this Section 9.2, Article XI (General Provisions) (other than Section 11.6) and the Confidentiality Agreement, and any other Section or Article of this Agreement which are required to survive in order to give appropriate effect to the proviso in the second sentence of Section 7.4, Section 7.7, this Section 9.2 and Article XI (General Provisions) (other than Section 11.6), shall survive the termination of this Agreement; and (ii) nothing herein shall relieve any Party from liability for its own Willful Breach of this Agreement or its own Intentional Fraud occurring prior to such termination.

ARTICLE X

NO SURVIVAL

10.1. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing and all rights, claims and causes of action (whether in contract or in tort or otherwise, or whether at law or in equity) with respect thereto shall terminate at the Closing. Notwithstanding the foregoing, neither this Section 10.1 nor anything else in this Agreement to the contrary (including Section 11.14) shall limit: (a) the survival of any covenant or agreement of the Parties which by its terms is required to be performed or complied with in whole or in part after the Closing, which covenants and agreements shall survive the Closing in accordance with their respective terms; or (b) the liability of any Person with respect to its own Intentional Fraud.

ARTICLE XI

GENERAL PROVISIONS

11.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one (1) Business Day

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after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date delivered, if delivered on a Business Day, otherwise on the next Business Day, if delivered by email; or (d) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to SPAC, to:

Jaguar Global Growth Corporation I

601 Brickell Key Drive, Suite 700

Miami, FL 33131

Attention:   Anthony R. Page

Email:         ap@jaguargrowth.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP

200 Park Avenue,

New York, NY 10166

Attention:   Robert Leung

Email:         robertleung@paulhastings.com

Attention:   Michael L. Fitzgerald

Email:         michaelfitzgerald@paulhastings.com

if to any Company Party:

GLAAM Co., Ltd

298-42, Cheongbukjungang-ro

Pyungtaek-si, Gyeonggi-do

Republic of Korea

Attention:   Ho Joon Lee

Email:         hojoon.lee@glaam.co.kr

with a copy to (which shall not constitute notice):

White & Case LLP

1221 6th Ave,

New York, NY 10020

Attention:   Elliott Smith

Email:         elliott.smith@whitecase.com

Attention:   Chang-Do Gong

Email:         cgong@whitecase.com

or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

11.2. Interpretation. The words “hereof,” “herein,” “hereinafter,” “hereunder,” and “hereto” and words of similar import refer to this Agreement as a whole and not to any particular section or subsection of this Agreement and reference to a particular section of this Agreement will include all subsections thereof, unless, in each case, the context otherwise requires. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include all genders. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles, Sections or subsections, such reference shall be to an Article, Section or subsection of this Agreement. Unless otherwise

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indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “made available” mean that the subject documents or other materials were included in and available at the “Project Blade” online virtual data room hosted by Firmex at least three (3) Business Day prior to the date of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of’ an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. The word “or” shall be disjunctive but not exclusive. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. References to a particular statute or regulation including all rules and regulations thereunder and any predecessor or successor statute, rule, or regulation, in each case as amended or otherwise modified from time to time. All references to currency amounts in this Agreement shall mean U.S. Dollars (unless otherwise expressly stated). Reference to any Person includes such Person’s successors and permitted assigns. References to “ordinary course of business” (or similar references) shall mean (a) the ordinary course of business consistent with past practice (including as to actions, inactions, amounts, terms and conditions, as applicable), or (b) the ordinary course of business taking into account the circumstances, including restrictions imposed by Legal Requirements, or COVID-19 or COVID-19 Measures or any health and safety considerations relating thereto or any policy, procedure or protocol in response thereto.

11.3. Counterparts; Electronic Delivery. This Agreement, the Transaction Agreements and each other document executed in connection with the Transactions, and the consummation thereof, may be executed in counterparts, all of which shall be considered one and the same document and shall become effective when such counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Parties of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

11.4. Entire Agreement; Third Party Beneficiaries. This Agreement, including the Exhibits, Annexes and Schedules hereto, the Letter Agreement dated as of the date hereof by and among the Parties and the Company Founders, the other Transaction Agreements and any other documents and instruments and agreements among the Parties or their respective Affiliates as contemplated by or referred to herein: (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof; and (b) other than the rights of Persons pursuant to the provisions of Section 3.9, Section 7.12, Section 11.14, Section 11.15 and Section 11.16 (which will be for the benefit of the Persons set forth therein), are not intended to confer upon any other Person other than the Parties any rights or remedies.

11.5. Severability. In the event that any term, provision, covenant or restriction of this Agreement, or the application thereof, is held to be illegal, invalid or unenforceable under any present or future Legal Requirement: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

11.6. Other Remedies; Specific Performance. Except as otherwise provided herein, prior to the Closing, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of

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any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each Party shall be entitled to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction and immediate injunctive relief to prevent breaches of this Agreement, without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby acknowledges and agrees that it may be difficult to prove damages with reasonable certainty, that it may be difficult to procure suitable substitute performance, and that injunctive relief and/or specific performance will not cause an undue hardship to the Parties. Each of the Parties hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. Each Party hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

11.7. Governing Law. This Agreement and the consummation the Transactions, and any action, suit, dispute, controversy or claim arising out of this Agreement and the consummation of the Transactions, or the validity, interpretation, breach or termination of this Agreement and the consummation of the Transactions, shall be governed by and construed in accordance with the internal law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof; provided, however that the applicable laws of the Cayman Islands shall apply to and govern the Merger.

11.8. Consent to Jurisdiction; Waiver of Jury Trial.

(a) Each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery in the State of Delaware or, to the extent that the such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, in each case in connection with any matter based upon or arising out of this Agreement, the other Transaction Agreements and the consummation of the Transactions. Each Party and any Person asserting rights as a third-party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any legal dispute, that: (a) such Person is not personally subject to the jurisdiction of the above named courts for any reason; (b) such Legal Proceeding may not be brought or is not maintainable in such court; (c) such Person’s property is exempt or immune from execution; (d) such Legal Proceeding is brought in an inconvenient forum; or (e) the venue of such Legal Proceeding is improper. Each Party and any Person asserting rights as a third-party beneficiary hereby agrees not to commence or prosecute any such action, claim, cause of action or suit other than before one of the above-named courts, nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit to any court other than one of the above-named courts, whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of the State of Delaware, and further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.1 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 11.8, any Party may commence any action, claim, cause of action or suit in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts

(b) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LEGAL REQUIREMENT WHICH CANNOT BE WAIVED, EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR

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COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS AGREEMENT, EACH OTHER TRANSACTION AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS, AND FOR ANY COUNTERCLAIM RELATING THERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NON-COMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS AND THE CONSUMMATION OF THE TRANSACTIONS. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD-PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

11.9. Rules of Construction. Each of the Parties agrees that it has been represented by independent counsel of its choice during the negotiation and execution of this Agreement and each Party hereto and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein and, therefore, waive the application of any Legal Requirement or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

11.10. Expenses. Except as otherwise expressly set forth in this Agreement, all Transaction Expenses shall be paid by the Party incurring such Transaction Expenses; provided, however, if the Merger, the Share Swap and the other Transactions shall be consummated, New PubCo shall, as soon as reasonably practicable following the Closing and in any event after the release of funds from the Trust Account, pay or cause to be paid by wire transfer of immediately available funds (or, for any Transaction Expenses that are compensatory and to the extent required by applicable Legal Requirements, through the applicable Group Company’s payroll as soon as practicable following the Closing), all Outstanding Company Transaction Expenses and Outstanding SPAC Transaction Expenses (subject to the immediately following proviso); provided, further, that SPAC shall set forth such Outstanding SPAC Transaction Expenses on a written statement to be delivered to the Company and New PubCo by or on behalf of SPAC not less than two Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices (where applicable) and applicable Tax forms (e.g., IRS Form W-9) for the foregoing.

11.11. Assignment. No Party may assign, directly or indirectly, including by operation of law, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 11.11, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

11.12. Amendment. This Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Parties.

11.13. Extension; Waiver. At any time prior to the Closing, SPAC (on behalf of itself and Exchange Sub), and the Company (on behalf of itself and New PubCo) may, to the extent not prohibited by applicable Legal Requirements: (a) extend the time for the performance of any of the obligations or other acts of the other Party; (b) waive any inaccuracies in the representations and warranties made to the other Party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right. In the event any provision of any of the other Transaction Agreement in any way conflicts with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

11.14. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Legal Proceeding for breach of this Agreement may only be

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made against, the entities that are expressly identified herein as Parties to this Agreement, and no Related Party of a Party shall have any liability for any liabilities or obligations of the Parties under this Agreement, including any arising in any Legal Proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. No Party shall have any right of recovery in respect hereof against any Related Party of a Party and no personal liability shall attach to any Related Party of a Party through such Party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Legal Requirement or otherwise. The provisions of this Section 11.14 are intended to be for the benefit of, and enforceable by the Related Parties of the Parties and each such Person shall be a third-party beneficiary of this Section 11.14. This Section 11.14 shall be binding on all successors and assigns of Parties.

11.15. SPAC Legal Representation. Each Party hereby agrees for itself and on behalf of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, and each of their respective successors and assigns (all such parties, the “Waiving Parties”), that Paul Hastings LLP (or any of its successors) may represent the SPAC Sponsor or any of its shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not Paul Hastings LLP provides legal services to SPAC Sponsor or its Affiliates after the Closing Date. Each Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between SPAC or SPAC Sponsor or any of their respective Affiliates and their respective counsel, including Paul Hastings LLP made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the Company or New PubCo notwithstanding the Merger and the Share Swap, and instead survive, remain with and are controlled by the SPAC Sponsor (the “SPAC Sponsor Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or rely on any of the SPAC Sponsor Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Legal Proceeding against or involving any of the SPAC Sponsor after the Closing, and each of them agrees not to assert that any privilege has been waived as to the SPAC Sponsor Privileged Communications.

11.16. Company Legal Representation. Each Party hereby agrees for itself and on behalf of its Waiving Parties, that White & Case LLP (or any of its successors) may represent any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates, in each case, in connection with any Legal Proceeding or obligation arising out of or relating to this Agreement, any Transaction Agreement or the Transactions, and each Party, on behalf of itself and the other Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising therefrom or relating thereto. Each Party, for itself and the other Waiving Parties, acknowledges that the foregoing provision applies whether or not White & Case LLP provides legal services to any Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates after the Closing Date. Each Party, for itself and the other Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between a Company Party or any of its respective shareholders, stockholders, members, owners, partners, Representatives and Affiliates and respective counsel, including White & Case LLP, made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Legal Proceeding arising out of or relating to, this Agreement, any Transaction Agreements or the Transactions, or any matter relating to any of the foregoing, do not pass to the SPAC Parties or the SPAC Sponsor notwithstanding the Merger and the Share Swap, and instead survive, remain with and are controlled by the Company Parties (the “Company Party Privileged Communications”), without any waiver thereof. Each Party, on behalf of itself and the other Waiving Parties, agrees that none of them may use or

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rely on any of the Company Party Privileged Communications, whether located in the records or email server of a Group Company or otherwise (including in the knowledge or the officers and employees of a Group Company), in any Legal Proceeding against or involving any Company Party after the Closing, and each of them agrees not to assert that any privilege has been waived as to the Company Party Privileged Communications.

11.17. Disclosure Letters and Exhibits. The Company Disclosure Letter and the SPAC Disclosure Letter shall each be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, except to the extent that: (a) such information is cross-referenced in another part of the Company Disclosure Letter or the SPAC Disclosure Letter, as applicable; or (b) it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein or any independent knowledge on the part of the reader regarding the matter disclosed) that such information qualifies another representation and warranty of the Company or New PubCo, on the one hand, or SPAC or Exchange Sub, on the other hand, as applicable, in this Agreement. Certain information set forth in the Company Disclosure Letter and the SPAC Disclosure Letter is or may be included solely for informational purposes and not an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, is not an admission of any breach or violation of any Contract or applicable, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement, nor shall such information be deemed to establish a standard of materiality. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Letter or the SPAC Disclosure Letter is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Letter or the SPAC Disclosure Letter in any dispute or controversy between the Parties as to whether any obligation, item, or matter not described herein or included in the Company Disclosure Letter or the SPAC Disclosure Letter is or is not material for purposes of this Agreement. Under no circumstances shall the disclosure of any matter in the Company Disclosure Letter or SPAC Disclosure Letter, where a representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty is given or by Company Material Adverse Effect or SPAC Material Adverse Effect, as applicable, imply that any other undisclosed matter having a greater value or other significance is material or would have a Company Material Adverse Effect or a SPAC Material Adverse Effect, as applicable. No Party shall be prejudiced in any manner whatsoever, and no presumptions shall be created, solely due to the disclosure of any matter in the Company Disclosure Letter or SPAC Disclosure Letter which otherwise is not required to be disclosed by this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Gary Garrabrant
Name: Gary Garrabrant
Title: Chief Executive Officer

PHYGITAL IMMERSIVE LIMITED

By:	/s/ Orhan Ertughrul
Name: Orhan Ertughrul
Title: Director

JAGUAR GLOBAL GROWTH KOREA CO., LTD.

By:	/s/ Anthony Page
Name: Anthony Page
Title: Director

GLAAM CO., LTD.

By:	/s/ Keong Rae Kim
Name: Keong Rae Kim
Title: Representative Director

[Signature Page to Business Combination Agreement]

Annex B

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between Phygital Immersive Limited (the “Surviving Company”) and Jaguar Global Growth Corporation I (the “Merging Company”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the “Statute”).

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the sole director of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the “Merger”).

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement dated [insert date] and made between, amongst others, the Surviving Company and the Merging Company (the “Merger Agreement”) a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3

The registered office of the Surviving Company is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company will be US$50,000 divided into 500,000,000 shares of a par value of US$0.0001 each and the Surviving Company will have 1 share in issue.

5

Immediately prior to the Effective Date (as defined below), the authorised share capital of the Merging Company will be US$55,500 divided into 500,000,000 class A ordinary shares of a par value of US$0.0001 each, 50,000,000 class B ordinary shares of a par value of US$0.0001 each and 5,000,000 preference shares of a par value of US$0.0001 each and the Merging Company will have [insert number] class A ordinary shares and [insert number] class B ordinary shares in issue.

6

The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar of Companies in accordance with section 233(13) of the Statute (the “Effective Date”).

7

The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, as applicable, are set out in the Merger Agreement.

8

The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 2 hereto.

9

The Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 2 hereto on the Effective Date.

10	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13	The names and addresses of each director of the surviving company (as defined in the Statute) are:

13.1	[Insert name of Director] of [Insert personal address of Director];

13.2	[Insert name of Director] of [Insert personal address of Director];

13.3	[Insert name of Director] of [Insert personal address of Director];

13.4	[Insert name of Director] of [Insert personal address of Director];

13.5	[Insert name of Director] of [Insert personal address of Director];

13.6	[Insert name of Director] of [Insert personal address of Director]; and

13.7	[Insert name of Director] of [Insert personal address of Director].

14	This Plan of Merger has been approved by the sole director of the Surviving Company and the board of directors of the Merging Company pursuant to section 233(3) of the Statute.

15

This Plan of Merger has been authorised by the sole shareholder of the Surviving Company pursuant to section 233(6) of the Statute by way of written resolution and by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of special resolution passed at an extraordinary general meeting of the Merging Company.

16	At any time prior to the Effective Date, this Plan of Merger may be:

16.1	terminated by the sole director of the Surviving Company or the board of directors of the Merging Company (provided such termination is in accordance with the Merger Agreement);

16.2	amended by the sole director of the Surviving Company and the board of directors of the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)

effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

17	This Plan of Merger may be executed in counterparts.

18	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

2

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Phygital Immersive Limited	)

SIGNED by	)
Duly authorised for	)
and on behalf of	)	Director
Jaguar Global Growth Corporation I	)

3

Annexure 1

Merger Agreement

Annexure 2

Amended and Restated Memorandum and Articles of Association of the Surviving Company

Annex C

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

[●]

(ADOPTED BY SPECIAL RESOLUTION DATED [●] AND EFFECTIVE ON [●])

1.	The name of the Company is [●].

2.

The Registered Office of the Company shall be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, or at such other place as the Directors may decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4.	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5.	The authorized share capital of the Company is US$[●] divided into 50,000 ordinary shares of a par value of US$0.0001 each and [[●] preference shares of a par value of US$[●] each].

6.

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.

Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

[●]

(ADOPTED BY SPECIAL RESOLUTION DATED [●] AND EFFECTIVE ON [●])

1.	INTERPRETATION

1.1.	In the Articles, Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company, as from time to time altered or added to in accordance with the Statute and these Articles.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination Agreement”	means the Business Combination Agreement dated as of March 2, 2023 by and among the Company, Jaguar Global Growth Korea Co., Ltd, GLAAM Co., Ltd and Jaguar Global Growth Corporation I.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Company”	means the above-named company.

“Company Founders”	Houngki Kim and Ho Joon Lee.

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to Members.

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any United States national securities exchange on which the securities of the Company are listed for trading, including the Nasdaq Capital Market.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“Letter Agreement”	means the Letter Agreement dated as of March , 2023 by and among the Company Founders, the Company, Jaguar Global Growth Korea Co., Ltd, GLAAM Co., Ltd and Jaguar Global Growth Corporation I.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Nominating and Governance Committee”	means the nominating and governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting and, for the avoidance of doubt, does[ not] include a unanimous written resolution.

“Ordinary Share”	means an ordinary share of a par value of US$[●] in the share capital of the Company, and having the rights provided for in these Articles.

“Other Indemnitors”	means persons or entities other than the Company that may provide indemnification, advancement of expenses and/or insurance to the Indemnified Persons in connection with such Indemnified Persons’ involvement in the management of the Company.

[“Preference Share”	means a preference share of a par value of US$[●] in the share capital of the Company, and having the rights provided for in these Articles.]

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Restricted Share Rights”	means the Series I RSRs, the Series II RSRs and the Series III RSRs.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Secretary”	means any person, firm or corporation appointed by the board of Directors to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

“Securities and Exchange Commission” or “SEC”	means the United States Securities and Exchange Commission.

“Securities Act”	means the United States Securities Act of 1933, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Series I RSRs”	means the Restricted Share Rights issued by the Company designated as “Series I RSRs”.

“Series II RSRs”	means the Restricted Share Rights issued by the Company designated as “Series II RSRs”.

“Series III RSRs”	means the Restricted Share Rights issued by the Company designated as “Series III RSRs”.

“Share”	means any share in the capital of the Company, including the Ordinary Shares, Preference Shares and includes a fraction of a Share in the Company.

“Share Swap”	means the exchange of common shares of GLAAM Co. Ltd. for Shares of the Company pursuant to the Business Combination Agreement.

“Share Swap Agreement”	means the share swap agreement duly executed by Jaguar Global Growth Korea Co., Ltd. and GLAAM Co. Ltd pursuant to the Business Combination Agreement.

“Special Resolution”	means a resolution passed by not less than two-thirds of votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution, has been duly given and, for the avoidance of doubt, does [ not] include a unanimous written resolution.

“Statute”	means the Companies Act (As Revised) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2.	In the Articles, save where the context requires otherwise:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2.	COMMENCEMENT OF BUSINESS

2.1.	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2.	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3.	ISSUE OF SHARES AND OTHER SECURITIES

3.1.

Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, allot, issue, grant options over or otherwise dispose of shares (including fractions of a share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise any or all of which may be greater than the powers and rights associated with the Ordinary Shares, to such persons, at such times and on such other terms as they think proper, which shall be conclusively evidenced by their approval of the terms thereof, and may also (subject to the Statute and the Articles) vary such rights.

3.2.

The Company may from time to time issue Ordinary Shares on the terms and subject to the conditions set forth in the Share Swap Agreement. All Ordinary Shares that may be issued upon any exchange pursuant to the Share Swap Agreement shall, upon issuance, be validly issued, fully paid and non-assessable.

3.3.

Subject to Article 19, the Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.4.	The Company shall not issue Shares in bearer form and shall only issue shares as fully paid.

4.	ORDINARY SHARES

4.1.	The holders of the Ordinary Shares shall be:

(a)	entitled to dividends in accordance with the relevant provisions of these Articles;

(b)	entitled to and are subject to the provisions in relation to winding up of the Company provided for in these Articles;

(c)

entitled to attend general meetings of the Company and shall be entitled to one vote for each Ordinary Share registered in their name in the Register of Members, both in accordance with the relevant provisions of these Articles.

4.2.	All Ordinary Shares shall rank pari passu with each other in all respects.

5.	PREFERENCE SHARES

5.1.

The Directors may issue Preference Shares from time to time in one or more series and on such terms as they may think appropriate. Each of such series may have such voting powers (full, limited or none), designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as may be stated in any resolution or resolutions providing for the issue of such series adopted by the Directors as hereinafter provided.

5.2.

Authority is hereby granted to the Directors, subject to the provisions of the Memorandum of Association, these Articles and Applicable Law, to create one or more series of Preference Shares and, with respect to each such series, to fix by resolution or resolutions, without any further vote or action by the Members of the Company providing for the issue of such series:

(a)	the number of Preference Shares to constitute such series and the distinctive designation thereof;

(b)

the dividend rate payable on the Preference Shares of such series, the dividend payment dates, the periods in respect of which dividends are payable (“Dividend Periods”), whether such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(c)

whether the Preference Shares of such series shall be convertible into, or exchangeable for, Shares of any other class or classes or any other series of the same or any other class or classes of Shares and the conversion price or prices or rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided in such resolution or resolutions;

(d)	the preferences, if any, and the amounts thereof, which the Preference Shares of such series shall be entitled to receive upon the winding up of the Company;

(e)	the voting power, if any, of the Preference Shares of such series other than as provided under Applicable Law;

(f)	transfer restrictions and rights of first refusal with respect to the Preference Shares of such series; and

(g)	such other terms, conditions, special rights and provisions as may seem advisable to the Directors.

5.3.

Notwithstanding the fixing of the number of Preference Shares constituting a particular series upon the issuance thereof, the Directors may at any time thereafter authorise the issuance of additional Preference Shares of the same series subject always to the Statute and the Memorandum of Association.

5.4.

No dividend shall be declared and set apart for payment on any series of Preference Shares in respect of any Dividend Period unless there shall likewise be or have been paid, or declared and set apart for payment, on all Preference Shares of each other series entitled to cumulative dividends at the time outstanding which rank senior or equally as to dividends with the series in question, dividends ratably in accordance with the sums which would be payable on the said Preference Shares through the end of the last preceding Dividend Period if all dividends were declared and paid in full.

5.5.

If, upon the winding up of the Company, the assets of the Company distributable among the holders of any one or more series of Preference Shares which (a) are entitled to a preference over the holders of the Ordinary Shares upon such winding up; and (b) rank equally in connection with any such distribution, shall be insufficient to pay in full the preferential amount to which the holders of such Preference Shares shall be entitled, then such assets, or the proceeds thereof, shall be distributed among the holders of each such series of the Preference Shares ratably in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full.

6.	REGISTER OF MEMBERS

6.1.

The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute, provided that for so long as the securities of the Company are listed for trading on the Designated Stock Exchange, title to such securities may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange.

6.2.	Such Register of Members shall provide certain information which shall serve as prima facie evidence of the information contained therein and shall include;

(a)	the names and addresses of each Member, a statement of the shares held by each such Member, and of the amount paid or agreed to be considered as paid, on each such shares;

(b)	whether voting rights attach to the shares in issue;

(c)	the date on which the name of any person was entered on the register as a Member; and

(d)	the date on which any person ceased to be a Member.

6.3.

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

7.	CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

7.1.

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

7.2.

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

7.3.

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

8.	CERTIFICATES FOR SHARES

8.1.

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine.

Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

8.2.

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

8.3.

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

8.4.

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

8.5.

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

8.6.	Every share certificate of the Company shall bear legends required under Applicable Law including the Securities Act.

9.	TRANSFER OF SHARES

9.1.

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such right, option or warrant.

9.2.

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

9.3.

The Directors may, in their absolute discretion, decline to register any transfer of Shares, subject to any applicable requirements imposed from time to time by the Securities and Exchange Commission and the Designated Stock Exchange.

10.	REDEMPTION, REPURCHASE AND SURRENDER OF SHARES

10.1.

Subject to the provisions, if any, in these Articles, the Memorandum, Applicable Law, including the Statute, and the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Directors may, before the issue of such Shares determine;

(b)

purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member, provided that the manner of purchase is in accordance with any applicable requirements imposed from time to time by the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law; and

(c)	make a payment in respect of the redemption or purchase of its own Shares, including out of capital.

10.2.	For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in this Article shall not require further approval of the Members.

10.3.	The Directors may accept the surrender for no consideration of any fully paid Share.

11.	TREASURY SHARES

11.1.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

11.2.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

12.	VARIATION OF RIGHTS ATTACHING TO SHARES

12.1.

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

12.2.

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

12.3.

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

13.	COMMISSION ON SALE OF SHARES

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful under Applicable Law.

14.	NON RECOGNITION OF TRUSTS

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

15.	LIEN ON SHARES

15.1.

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

15.2.

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

15.3.

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

15.4.

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

16.	CALL ON SHARES

16.1.

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

16.2.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

16.3.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

16.4.

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

16.5.

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

16.6.	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

16.7.

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

16.8.

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

17.	FORFEITURE OF SHARES

17.1.

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

17.2.

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

17.3.

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

17.4.

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

17.5.

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

17.6.

The provisions of the Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

18.	TRANSMISSION OF SHARES

18.1.

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

18.2.

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

18.3.

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

19.	RESTRICTED SHARE RIGHTS

19.1.

The Company has issued Restricted Share Rights to the Company Founders on the terms and subject to the conditions set forth in the Letter Agreement. At such time and from time to time if and as Restricted Share Rights vest, the Company shall issue one Ordinary Share in satisfaction of its obligations in respect of each such Restricted Share Right to the Company Founders, on the terms and subject to the conditions set forth in the Letter Agreement and without the need for further action on the part of the Company or any Company Founder, and the Company shall forthwith on the issue of such Ordinary Shares, enter the relevant Company Founder in the Register of Members as the owner of such Ordinary Shares.

19.2.

No holder of Restricted Share Rights shall have any right as a Member (including any right to attend meetings, vote or receive dividend, distribution or other payment of any kind in respect of its Restricted Share Rights, or any Ordinary Share issuable in respect thereof), in each case, unless and until such Ordinary Shares have been issued and recorded on the Register of Members.

20.	ALTERATION OF CAPITAL AND AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION

20.1.	Subject to these Articles, the Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)

consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares, provided that any fractions of a share that result from such a consolidation or division of its share capital shall be automatically repurchased by the Company at (i) the market price on the date of such consolidation or division, in the case of any shares listed on a Designated Stock Exchange and (ii) a price to be agreed between the Company and the applicable Member in the case of any shares not listed on a Designated Stock Exchange;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)	divide shares into multiple classes;

(e)

by subdivision of its existing Shares, or any of them, divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(f)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

20.2.

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

20.3.	Subject to the provisions of the Statute and the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital and any capital redemption reserve fund in any manner authorised by law.

21.	OFFICES AND PLACES OF BUSINESS

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

22.	GENERAL MEETINGS

22.1.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

22.2.

For so long as the Company’s securities are traded on a Designated Stock Exchange, the Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint, and if an extraordinary general meeting is called by the Directors, such extraordinary general meeting shall be held at such time and place as may be determined by the Directors. At these meetings the report of the Directors (if any) shall be presented.

22.3.

The Directors, the Chief Executive Officer or the chairman of the board of Directors may call general meetings, and, for the avoidance of doubt, Members shall not have the ability to call general meetings.

22.4.

Any action required or permitted to be taken at a general meeting may be taken only at a meeting duly noticed and convened in accordance with these Articles and Applicable Law and may not be taken by the written resolution of Members without a meeting.

23.	NOTICE OF GENERAL MEETINGS

23.1.

At least five (5) calendar days’ notice (but not more than sixty (60) calendar days’ notice) shall be given of any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting, the matters that are intended to be presented and, in the case of annual general meetings, the name of any nominee who the Directors intend to present for election, and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, together holding not less than [ninety-five (95)] per cent in par value of the Shares giving that right.

23.2.

The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions hereof or the terms of issue of the Shares they hold, are not entitled to receive such notice from the Company.

23.3.

In cases where instruments of proxy are sent out with a notice of general meeting, the accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

23.4.

Advanced Notice Procedures for any Business Brought Before the Annual General Meeting: For business to be properly brought before an annual general meeting by a Member, the business must be presented by a Member who (1) is present in person and who was a Member of record of the Company both at the time of giving the notice for the annual general meeting and at the time of the annual general meeting, (2) is entitled to vote at the annual general meeting and (3) has complied with all requirements for proposing business as set forth herein, including the requirements for notice and any other qualifications. A Member may give notice to the Company of business proposed to be brought before an annual general meeting, provided that such notice of proposal of business must be delivered to, or mailed and received at the principal executive offices of the Company not less than ninety (90) days and not more than one hundred and twenty (120) days prior to the one-year anniversary of the preceding year’s annual general meeting (which date shall, for purposes of the Company’s annual general meeting in the calendar year of the closing of the business combination contemplated by the Business Combination Agreement (the “Business Combination”), be deemed to have occurred on [●], 202[●]); provided, however, that if the date of the annual general meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, or if no annual general meeting was held (or deemed to be held) in the preceding year, such notice by the Member, to be timely, must be so delivered, or so mailed and received, not later than the ninetieth (90th) day prior to such annual general meeting or, if later, the tenth (10th) day following the day on which “public disclosure” of the date of such meeting was first made by the Company (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual general meeting, or the announcement thereof, commence a new time period (or extend any time period) for the giving of Timely Notice as described above. For purposes of these Articles, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed or furnished by the Company with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act or publicly filed in accordance with Applicable Law.

To be in proper form to meet the requirements of this section, a Member’s notice to the secretary shall set forth, with respect to business to be brought before the annual general meeting:

(a)

As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Company’s books and records); and (B) the number of shares of each class or series of shares of the Company that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person or any of its affiliates or associates (for purposes of these Articles, as such terms are defined in Rule 12b-2 promulgated under the Exchange Act), except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of shares of the Company as to which such Proposing Person or any of its affiliates or associates has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Member Information”);

(b)

As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Company; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence (including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement, the purpose or effect of which is to, directly or indirectly (a) give a person economic benefit and/or risk similar to ownership of shares of any class or series of share capital of the Company, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit or avoid a loss from any increase or decrease in the value of any shares of any class or series of share capital of the Company, (b) mitigate loss to, reduce the economic risk of or manage the risk of share price changes for, any person with respect to any shares of any class or series of share capital of the Company, (c) otherwise provide in any manner the opportunity to profit or avoid a loss from any decrease in the value of any shares of any class or series of share capital of the Company, or (d) increase or decrease the voting power of any person with respect to any shares of any class or series of share capital of the Company), in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any performance-related fee (other than an asset-based fee) that such Proposing Person, directly or indirectly, is entitled to based on any increase or decrease in the value of shares of any class or series of share capital of the Company or any Synthetic Equity Position, (C) any rights to dividends on the shares of any class or series of shares of the Company owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Company, (D) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Company or any of its officers or directors, or any affiliate of the Company, (E) any other material relationship between such Proposing Person, on the one hand, and the Company or any affiliate of the Company, on the other hand, (F) any direct or indirect material interest in any material contract or agreement of such Proposing Person with an affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (G) any proxy, agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to, directly or indirectly, vote any shares of any class or series of share capital of the Company (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Applicable Law (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner;

(c)

As to each item of business that the Member proposes to bring before the annual general meeting, (A) a brief description of the business desired to be brought before the annual general meeting, the reasons for conducting such business at the annual general meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these Articles, the text of such proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person (including their names) in connection with the proposal of such business by such Member or in connection with acquiring, holding, disposing or voting of any shares of any class or series of share capital of the Company, (D) identification of the names and addresses of other Members (including beneficial owners) known by any of the Proposing Persons to support such business, and to the extent known, the class and number of all shares of the Company’s share capital owned of record or beneficially by such other Member(s) or other beneficial owner(s) and (E) any other information relating to such item of business that would be included in disclosure filed or furnished with the SEC; provided, however, that the disclosures required by this Article shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the Member directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner; and

(d)

a statement whether or not the Member giving the notice and/or the other Proposing Person(s), if any, will deliver a proxy statement and form of proxy to holders of at least the percentage of voting power of all of the shares of share capital of the Company required under Applicable Law to approve the business proposal.

For purposes of this Section, the term “Proposing Person” shall mean (a) the Member providing the notice of business proposed to be brought before an annual general meeting, (b) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual general meeting is made, or (c) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Member in such solicitation.

A Proposing Person shall update and supplement its notice to the Company of its intent to propose business at an annual general meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section shall be true and correct as of the record date for the annual general meeting and as of the date that is ten (10) business days prior to the annual general meeting or any adjournment or postponement thereof, and such update and supplement shall be promptly delivered to, or mailed and received by, the secretary at the principal executive offices of the Company.

The Board or a designated committee thereof shall have the discretion, authority and power to determine whether business proposed to be brought before the annual general meeting was made in accordance with the provisions of these Articles. If neither the Board nor such designated committee makes a determination as to whether any business was made in accordance with the provisions of these Articles, the presiding officer at the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting, and if he or she should so determine, he or she shall so declare to the meeting. If the Board or a designated committee thereof or the presiding officer, as applicable, determines that any Member proposal was not made in accordance with the provisions of these Articles, any such business not properly brought before the meeting shall not be transacted.

23.5.

Advance Notice Procedures for Any Director Nomination Brought Before the Annual General Meeting: For a nomination to be properly brought before an annual general meeting by a Member, the nomination must be presented by a Member who (1) is present in person and who was a Member of record of the Company both at the time of giving the notice for the annual general meeting and at the time of the annual general meeting, (2) is entitled to vote at the annual general meeting and (3) has complied with all requirements for proposing a nomination as set forth herein, including the requirements for notice and any other qualifications.

Without qualification, for a Member to make any nomination of a person or persons for election to the board of Directors at an annual general meeting pursuant to this Article, the Member must (a) provide Timely Notice (as defined in Article 23.4 above for the proposal of business) thereof in writing and in proper form to the secretary of the Company, (b) provide the information, agreements and questionnaires with respect to such Member and its candidate for nomination as required by the board of Directors or these Articles, and (c) provide any updates or supplements to such notice at the times and in the forms required by these Articles. In no event shall any adjournment or postponement of an annual general meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a Member’s notice as described above. The number of nominees a Nominating Person may nominate for election at the annual general meeting pursuant to these Articles shall not exceed the number of directors to be elected at such annual general meeting.

To be in proper form for purposes of these Articles, a Member’s notice to the secretary of a nomination shall set forth:

(a)

As to each Nominating Person (as defined below), the Member Information (as defined in Article 23.4) except that for purposes of a nomination, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all appropriate places;

(b)

As to each Nominating Person, any Disclosable Interests (as defined in Article 23.4), except that for purposes of a nomination, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all appropriate places and the disclosure with respect to the business to be brought before the meeting shall be made with respect to the nomination of each person for election as a director at the meeting);

(c)

A representation as to whether or not the Nominating Person intends (or is part of a group that intends) to (1) deliver a proxy statement and form of proxy to at least sixty seven percent (67%) of voting power of all of the shares of capital stock of the Company (an affirmative statement of such intent being a “Nominee Solicitation Notice”) or (2) otherwise engage in a solicitation (within the meaning of Rule 14a-1(l) under the Exchange Act) with respect to the nomination and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation; and

(d)

As to each candidate whom a Nominating Person proposes to nominate for election as a director, (1) all information with respect to such candidate for nomination requested by the board of Directors and included in disclosure filed or furnished with the SEC, (2) all information relating to such candidate for nomination that is required under Applicable Law (3) the candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (4) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed under Applicable Law (the disclosures to be made pursuant to the foregoing clauses (1) through (4) are referred to as “Nominee Information”), and (4) a completed and signed questionnaire, representation and agreement as provided for below.

(e)

A Member providing notice of any nomination proposed to be made at the applicable meeting of Members shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the annual general meeting and as of the date that is ten (10) business days prior to the annual general meeting or any adjournment or postponement thereof, and such update and supplement shall be promptly delivered to, or mailed and received by, the secretary at the principal executive offices of the Company not later than five (5) business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). If the Nominating Person has provided the Company with a Nominee Solicitation Notice, such Member or beneficial owner must have delivered a proxy statement and form of proxy to holders of sixty seven percent (67%) of the Company’s voting shares, and must have included in such materials the Nominee Solicitation Notice. If no Nominee Solicitation Notice relating thereto has been timely provided pursuant to this Article, the Nominating Person proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Nominee Solicitation Notice under this Article. Notwithstanding the foregoing provisions of this Article, unless otherwise required by law, if the Member giving the notice required by this Article (or such Member’s qualified representative) does not appear at the general meeting of the

Company to present its nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Company.

(f)

To be eligible to be a candidate for election as a director of the Company at the applicable annual general meeting, a candidate must be nominated in the manner prescribed in these Articles and the candidate for nomination, whether nominated by the board of Directors or by a Member of record, must have previously delivered (in accordance with the time period requested by the board of Directors), to the secretary at the principal executive offices of the Company, (1) a completed written questionnaire (in the form provided by the Company) with respect to the background, qualifications, stock ownership and independence of such candidate for nomination and (2) a written representation and agreement (in the form provided by the Company) that such candidate for nomination (A) is not, and will not become a party to, any agreement, arrangement or understanding with any person other than the Company with respect to any direct or indirect compensation or reimbursement for service as a director of the Company that has not been disclosed therein, (B) understands his or her duties as a director under Applicable Law and agrees to act in accordance with those duties while serving as a director, (C) is not or will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how such nominee, if elected as a director, will act or vote as a director on any issue or question to be decided by the board of Directors, in any case, to the extent that such arrangement, understanding, commitment or assurance (i) could limit or interfere with his or her ability to comply, if elected as director of the Company, with his or her fiduciary duties under Applicable Law or with policies and guidelines of the Company applicable to all directors or (ii) has not been disclosed to the Company prior to or concurrently with the Nominating Person’s submission of the nomination, and (D) if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect). The board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the board of Directors in writing prior to the applicable annual general meeting of Members at which such candidate’s nomination is to be acted upon in order for the board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Company in accordance with the Company’s corporate governance guidelines or board committee charter(s), if any.

(g)

The board of Directors or a designated committee thereof shall have the power to determine whether a nomination proposed to be brought before the annual general meeting was made in accordance with the provisions of these Articles. If neither the board of Directors nor such designated committee makes a determination as to whether any nomination was made in accordance with the provisions of these Articles, the presiding officer at the annual general meeting shall, if the facts warrant, determine that the nomination was not properly brought before the annual general meeting, and if he or she should so determine, he or she shall so declare to the meeting. If the board of Directors or a designated committee thereof or the presiding officer, as applicable, determines that any nomination was not made in accordance with the provisions of these Articles, any such director nominee not properly brought before the meeting shall not be nominated or elected.

24.	PROCEEDINGS AT GENERAL MEETINGS

24.1.

No business shall be transacted at any general meeting other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Directors (or any duly authorised committee thereof), (b) otherwise properly brought before an annual general meeting by or at the direction of the Directors (or any duly authorised committee thereof), or (c) otherwise properly brought before an annual general meeting by any Member of the Company who (1) is a Member of record on both (x) the date of the giving of the notice by such Member provided for in these Articles and (y) the record date for the determination of Members entitled to vote at such annual general meeting and (2) complies with the notice procedures set forth in these Articles. For the avoidance of doubt, no business shall be transacted at any general meeting unless a quorum is present. The holders of[ one-third] of the Shares being individuals present in person or by proxy and entitled to vote or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

24.2.

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

24.3.

If a quorum is not present or represented at a general meeting, then either (a) the chairman of the meeting or (b) the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting (and if at the adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for the meeting to commence, the Members present at such adjourned meeting shall be a quorum).

24.4.

When a meeting is adjourned to another time and place, unless these Articles otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

24.5.

A determination of the Members of record entitled to notice of or to vote at a general meeting shall apply to any adjournment of such meeting unless the Directors fix a new record date for the adjourned meeting, but the Directors shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

24.6.

The chairman of the board of Directors shall preside as chairman at every general meeting. If the chairman of the board of Directors is not be present within thirty (30) minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

24.7.

If no Director is willing or able to act as chairman or if no Director is present within thirty (30) minutes after the time appointed for the meeting to commence, the meeting shall be presided over by the Chief Executive Officer, or in the Chief Executive Officer’s absence, by the President, or in the President’s absence, by an officer of the Company, and in the absence of all of the foregoing persons by any Company representative designated by a Director or officer of the Company.

24.8.

The chairman may adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

24.9.

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

24.10.

If a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

24.11.

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

24.12.	A resolution put to the vote of the meeting shall be decided on a poll.

24.13.	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting.

24.14.	In the case of an equality of votes the chairman shall not be entitled to a second or casting vote.

25.	VOTES OF MEMBERS

25.1.

Subject to any rights or restrictions attached to any Shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for every Share of which he is the holder. No cumulative voting is allowed.

25.2.

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

25.3.

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

25.4.

No Member shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

25.5.

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

25.6.

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

25.7.

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

26.	PROXIES

26.1.

The instrument appointing a proxy shall be in writing (whether by manual signature, typewriting, telegraphic transmission, telefacsimile or otherwise) and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non-natural person, either under seal or under the hand of an officer or attorney duly authorised in that behalf provided however, that a Member may also authorise the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Directors which are reasonably designed to verify that such instructions have been authorised by such Member. Notwithstanding the foregoing, no proxy shall be voted or acted upon after three (3) years from its date unless the proxy provides for a longer period. A proxy need not be a Member.

26.2.

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

26.3.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

26.4.

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

26.5.

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

27.	CORPORATE MEMBERS

27.1.

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

27.2.

If a Clearing House or depository (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

28.	SHARES THAT MAY NOT BE VOTED

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

29.	DIRECTORS

29.1.

There shall be a board of Directors consisting of such number of Directors as fixed by the Directors from time to time (but not less than one Director), unless, subject to this Article 29 and the Business Combination Agreement, increased or decreased from time to time by the Company by Ordinary Resolution in a general meeting.

29.2.

Subject to and as otherwise set out in these Articles, the Company may by Ordinary Resolution in a general meeting appoint any person to be a Director. So long as Shares are listed on the Designated Stock Exchange, the board of Directors shall include such number of Independent Directors as the relevant rules applicable to the listing of any Shares on the Designated Stock Exchange require.

29.3.

The Directors shall be divided into three (3) classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the

Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. A Director whose term has expired shall be eligible for re-appointment. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of their term, until their successor shall have been duly elected and qualified or until their earlier death, resignation or removal.

29.4.

If the number of Directors that comprises the board of Directors is hereafter changed, any newly created directorships or decrease in directorships shall be so apportioned by the board of Directors among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of Directors constituting the board of Directors shall shorten the term of any incumbent Director.

29.5.

The Directors, by an affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the board of Directors or as an addition to the existing board of Directors, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law; provided that any vacancy not filled by the Directors may be filled by the Members by Ordinary Resolution at the next annual general meeting or extraordinary general meeting called for that purpose; provided further, that whenever the holders of any class or classes of shares or series thereof are entitled to elect one or more Directors by the provisions of these Articles, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected or by the Members holding such class or classes of shares or series thereof in accordance with these Articles. Any Director so appointed shall hold office until the expiration of the term of such class of Directors or until their earlier death, resignation or removal.

29.6.

A Director may be removed from office by the Members by a resolution passed by not less than [seventy-five (75)] per cent of the Members only for cause (“cause” for removal of a Director shall be deemed to exist only if (a) the Director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such Director has been found by the affirmative vote of a majority of the Directors then in office at any regular or special meeting of the board of Directors called for that purpose, or by a court of competent jurisdiction, to have been guilty of wilful misconduct in the performance of such Director’s duties to the Company in a matter of substantial importance to the Company, provided that such Director shall be entitled to attend the applicable meeting and be heard on the motion for his removal; or (c) such Director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects such director’s ability to perform their obligations as a Director) at any time before the expiration of their term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

29.7.

A vacancy on the board of Directors created by the removal of a Director under the provisions of these Articles may be filled by the election or appointment by Ordinary Resolution at the general meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a meeting of the Directors, subject to these Articles, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. A Director appointed to fill a vacancy in accordance with this Article shall be of the same Class of Director as the Director he or she replaced and the term of such appointment shall terminate in accordance with that Class of Director.

29.8.

The Directors may, from time to time, and except as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the

Company and the Directors on various corporate governance related matters, as the Directors shall determine by resolution from time to time.

30.	POWERS OF DIRECTORS

30.1.

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

30.2.

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

30.3.

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

30.4.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

31.	OFFICERS

Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company, to hold the office of the Chief Executive Officer, the President, the Chief Financial Officer, Chief Legal Officer, one or more Vice Presidents or such other officers as the Directors may think necessary for the administration of the Company, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Unless otherwise specified in the terms of the appointment, an Officer may be removed by resolution of the Directors.

32.	VACATION OF OFFICE OF DIRECTOR

Subject to these Articles, the office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

the Director is prohibited by applicable law or the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law from being a director; or

(f)	if he or she shall be removed from office pursuant to these Articles.

33.	PROCEEDINGS OF DIRECTORS

33.1.	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors then in office.

33.2.

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a second or casting vote.

33.3.

A Director may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a Director in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

33.4.

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

33.5.

The chairman of the board of Directors or the Secretary on request of a Director, may, at any time summon a meeting of the Directors by twenty-four (24) hour notice to each Director in person, by telephone, facsimile, electronic email, or in such other manner as the Directors may from time to time determine, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the Directors.

33.6.

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

33.7.

The Directors shall elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present, the Directors present may choose one of their number to be chairman of the meeting.

33.8.

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

33.9.

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

34.	PRESUMPTION OF ASSENT

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent or abstention shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

35.	DIRECTORS’ INTERESTS

35.1.

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

35.2.

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

35.3.

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

35.4.

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director, notwithstanding their interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement. Any Director who enters into a contract or arrangement or has a relationship that is reasonably likely to be implicated under this Article or that would reasonably be likely to affect a Director’s status as an Independent Director under the rules and regulations of the Designated Stock Exchange, Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law shall disclose the nature of their interest in any such contract or arrangement in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote thereon or any such relationship.

35.5.

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

36.	MINUTES

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

37.	DELEGATION OF DIRECTORS’ POWERS

37.1.

The Directors may delegate any of their powers, including the power to sub-delegate, to any committee without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee (provided that the Compensation Committee and the Nominating and Corporate Governance Committee may be combined into a single committee)) consisting of one or more Directors unless otherwise required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.2.

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

37.3.

The Directors may adopt formal written charters for committees and, if so adopted, shall review and assess the adequacy of such formal written charters on a periodic basis, subject to the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee shall be made up of such number of Independent Directors as is required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

37.4.

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

37.5.

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

38.	NO MINIMUM SHAREHOLDING

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

39.	REMUNERATION OF DIRECTORS

39.1.

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all reasonable travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

39.2.

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

40.	SEAL

40.1.

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

40.2.

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

40.3.

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

41.	DIVIDENDS, DISTRIBUTIONS AND RESERVE

41.1.

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

41.2.

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date that Share shall rank for Dividend accordingly.

41.3.	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

41.4.

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

41.5.

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

41.6.

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

41.7.

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

41.8.	No Dividend or other distribution shall bear interest against the Company.

41.9.

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

42.	CAPITALISATION

Subject to the Statute and these Articles, the Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

43.	BOOKS OF ACCOUNT

43.1.

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

43.2.

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

43.3.

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

44.	AUDIT

44.1.	The Directors or, if authorized to do so, the Audit Committee, may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

44.2.

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

44.3.

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

44.4.	The remuneration of the Auditor shall be fixed by the Audit Committee.

44.5.

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Audit Committee shall fill the vacancy and determine the remuneration of such Auditor.

44.6.

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

44.7.

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next extraordinary general meeting following their appointment, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

44.8.	Any payment made to members of the Audit Committee shall require the review and approval of the Directors, with any Director interested in such payment abstaining from such review and approval.

44.9.

At least one member of the Audit Committee shall be an “audit committee financial expert” as determined by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. The “audit committee financial expert” shall have such past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication.

45.	NOTICES

45.1.

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

45.2.	Where a notice is sent by:

(a)

courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)

cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

45.3.

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

45.4.

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

46.	WINDING UP

46.1.

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

46.2.

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

47.	INDEMNITY AND INSURANCE

47.1.

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer, (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

47.2.

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

47.3.

The Company, may purchase and maintain insurance for the benefit of any Indemnified Person against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

47.4.

Neither any amendment nor repeal of these Articles set forth under this heading of “Indemnity and Insurance” (the “Indemnification Articles”), nor the adoption of any provision of the Company’s Amended and Restated Articles or Memorandum of Association inconsistent with the Indemnification Articles, shall eliminate or reduce the effect of the Indemnification Articles, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for these Indemnification Articles, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

48.	FINANCIAL YEAR

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

49.	TRANSFER BY WAY OF CONTINUATION

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

50.	MERGERS AND CONSOLIDATIONS

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

51.	EXCLUSIVE JURISDICTION AND FORUM

51.1.

Unless the Company consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Memorandum, the Articles or otherwise related in any way to each Member’s shareholding in the Company, including but not limited to:

(a)	any derivative action or proceeding brought on behalf of the Company;

(b)	any action asserting a claim of breach of any fiduciary or other duty owed by any current or former Director, Officer or other employee of the Company to the Company or the Members;

(c)	any action asserting a claim arising pursuant to any provision of the Statute, the Memorandum or the Articles; or

(d)	any action asserting a claim against the Company governed by the “Internal Affairs Doctrine” (as such concept is recognised under the laws of the United States of America).

51.2.	Each Member irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes.

51.3.

Without prejudice to any other rights or remedies that the Company may have, each Member acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

51.4.

This Article 52 shall not apply to any action or suits brought to enforce any liability or duty created by the U.S. Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

Annex E

Execution

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”), dated as of March 2, 2023, is made by and among Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”), GLAAM Co., Ltd., a corporation organized under the laws of Korea (the “Company”), Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (“Sponsor”), and the undersigned individuals (together with Sponsor, the “Sponsor Parties”). New PubCo, SPAC, the Company and the Sponsor Parties shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, the Company and certain other parties have entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

WHEREAS, as of the date hereof, each Sponsor Party is the record and beneficial owner of all of the issued and outstanding SPAC Shares and SPAC Warrants set forth on Schedule I.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Non Redemption. Each Sponsor Party hereby irrevocably and unconditionally agrees that if SPAC seeks shareholder approval of (a) the transactions contemplated by the Business Combination Agreement or any Transaction Agreement or (b) any proposal to extend the period of time in which SPAC must complete its initial business combination under its Governing Documents, it or he shall not redeem any SPAC Shares owned by it or him in connection with any such shareholder approval.

2. Voting.

(a) Until the earlier of (a) the Closing or (b) the date of the termination of the Business Combination Agreement in accordance with its terms, at each general meeting of the SPAC Shareholders (whether annual or extraordinary and whether or not an adjourned or postponed meeting, however called), and in each written consent or resolution of any of the SPAC Shareholders in which such Sponsor Party is entitled to vote or consent, such Sponsor Party hereby unconditionally and irrevocably agrees to be present for such meeting (or otherwise cause its or his Subject Securities (as defined below) to be counted as present thereat for the purpose of establishing a quorum) and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, the Subject Securities (a) in favor of, and to approve and adopt, the Business Combination Agreement, the Transaction Agreements, the Transactions, all SPAC Shareholder Matters and all other matters contemplated to be adopted or approved by the SPAC Shareholders as set forth in the Business Combination Agreement or any of the Transaction Agreements or in connection with the Transactions, including any proposal that SPAC may present to its shareholders to extend the time SPAC has to complete its initial business combination under its Governing Documents, and (b) in opposition to: (i) any SPAC Business Combination and any and all other proposals (A) that could reasonably be expected to delay or impair the ability of SPAC to consummate any of the Transactions or (B) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Agreement or any of the Transactions or (ii) any other action, proposal, transaction or agreement involving SPAC that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect any of the Transactions or would reasonably be expected to result in (A) any breach of any representation, warranty, covenant, obligation or agreement of SPAC in the Business Combination Agreement or any Transaction Agreement or (B) any of the conditions to the SPAC Parties’ or the Company Parties’ obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled. For purposes of this Agreement, “Subject Securities” shall mean, with respect to a Sponsor Party, such Sponsor Party’s SPAC Shares and any other equity securities of SPAC that such Sponsor Party holds of record or beneficially as of the date of this Agreement or acquires record or beneficial ownership of after the date hereof, including any SPAC Warrants or other securities convertible into or exercisable or exchangeable for SPAC Shares.

(b) Prior to the Closing, each Sponsor Party agrees not to deposit, and to cause its Affiliates not to deposit, any Subject Securities in a voting trust or subject any Subject Securities to any arrangement or agreement with respect to the voting of such Subject Securities, unless specifically requested to do so by New PubCo, the Company and SPAC in connection with the Business Combination Agreement, any Transaction Agreement or the Transactions.

(c) The obligations of each Sponsor Party specified in this Section 2 shall apply whether or not any of the Transactions is recommended by the board of directors of SPAC, and whether or not any previous such recommendation has been withdrawn, modified, qualified or otherwise changed by the board of directors of SPAC.

3. Information. Prior to the Closing, each Sponsor Party agrees to provide to SPAC, the Company, and their respective Representatives, any information regarding such Sponsor Party or its Subject Securities that is reasonably requested by SPAC, the Company or any of their respective Representatives pursuant to the Business Combination Agreement or any Transaction Agreement. To the extent required by applicable Legal Requirements, each Sponsor Party authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC, NASDAQ or the Registration Statement (including all documents and schedules filed with the SEC in connection with any of the foregoing), such Sponsor Party’s identity and ownership of its Subject Securities and the nature of such Sponsor Party’s commitments and agreements under this Agreement, the Business Combination Agreement and any other Transaction Agreement; provided that such disclosure is made in compliance with the provisions of this Agreement and the Business Combination Agreement.

4. Transfer Restrictions.

(a) Except as contemplated by the Business Combination Agreement, this Agreement, any other Transaction Agreement or with the prior written consent of SPAC and the Company prior to the Closing and between the date hereof and the Closing Date, each Sponsor Party agrees that it or he shall not Transfer (as defined below) any Subject Securities. “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

(b) Notwithstanding the provisions set forth in Section 4(a), Transfers of the Subject Securities are permitted: (i) to SPAC’s officers or directors, any Affiliate or family member of any of SPAC’s officers or directors, any members or partners of the Sponsor or their Affiliates, any Affiliates of the Sponsor, or any employees of such Affiliates, (ii) in the case of an individual, (A) by gift to a member of one of the individual’s immediate family, or to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such Person, or to a charitable organization, (B) by virtue of laws of descent and distribution upon death of the individual, (C) pursuant to a qualified domestic relations order, (D) in the case of a trust, by distribution to one or more of the permissible beneficiaries of such trust, (ii) in the case of an entity, to an Affiliate of such Person or (iii) by virtue of the Sponsor’s Governing Documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (i) through (iii) must enter into a written agreement in form and substance reasonably satisfactory to SPAC and the Company (to which SPAC and the Company shall be parties) agreeing to be bound by the applicable provisions of this Agreement prior to or concurrently with the occurrence of such Transfer.

5. Waiver of Anti-Dilution Rights. Contingent upon and effective as of the Closing, pursuant to Article 17.4 of the Amended and Restated Memorandum and Articles of Association of SPAC (the “SPAC Articles”), each Sponsor Party in its capacity as holder of SPAC Class B Ordinary Shares hereby irrevocably and unconditionally waives and covenants and agrees not to exercise, assert or perfect any rights to adjustment or other anti-dilution protections with respect to the Initial Conversion Ratio (as defined in the SPAC Articles).

6. Vesting Shares.

(a) Effective as of, and contingent upon the Merger Effective Time, upon receipt thereof, 1,916,667 New PubCo Ordinary Shares (the “Vesting Shares”) received by the Sponsor at Closing shall be deemed unvested; provided, however, that the Vesting Shares shall be deemed to have vested and shall cease to be subject to the restrictions and forfeiture provisions under this Section 6 upon the later of (i) the date that is one hundred eighty (180) days after the consummation of the Closing and (ii) the Volume Weighted Average Price of a New PubCo Ordinary Share equaling or exceeding $12.50 for 20 Trading Days within any 30 consecutive Trading Day period during the period of time following the Closing and ending on the five (5) year anniversary of the Closing Date (the “Specified Period”); provided, that if such shares have not vested prior to the expiration of the Specified Period then such shares shall be irrevocably forfeited and surrendered to New PubCo for no consideration on the first (1st) Business Day following the expiration of the Specified Period.

(b) In the event that after the Closing and prior to the expiration of the Specified Period, an Earnout Strategic Transaction is consummated and the Vesting Shares have not otherwise vested pursuant to Section 6(a), then if the Per Share Value in such Earnout Strategic Transaction:

(i) equals or exceeds $12.50 per share, (A) the Vesting Shares shall be deemed to have vested and shall cease to be subject to the restrictions and forfeiture provisions under this Section 6 and (B) the holders of the Vesting Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction; or

(ii) is less than $12.50 per share (A) the Vesting Shares shall be irrevocably forfeited and surrendered to New PubCo for no consideration and (B) the holders of the Vesting Shares shall not be eligible to participate with respect thereto in such Earnout Strategic Transaction.

(c) Following the Closing, the Sponsor shall not Transfer any of its Vesting Shares so long as such shares remain unvested; provided, however, that Transfers of the Vesting Shares shall be permitted on the same terms and subject to the same conditions as set forth in Section 4(b) with respect to Transfers of Subject Securities.

(d) The registered holder(s) of any Vesting Shares that remain unvested as of any time shall be entitled to all of the rights of ownership thereof, including the right to vote and receive dividends and other distributions in respect of such Vesting Shares. Notwithstanding the foregoing, to the extent that any dividends or other distributions are paid in cash in respect of any Vesting Shares that have not vested in accordance with Section 6, such dividends and distributions shall be set aside by and paid to the holder(s) thereof as promptly as reasonably practicable following the vesting of such Vesting Shares (if at all).

(e) New PubCo’s register of members and all certificates or book entries representing unvested Vesting Shares shall bear a legend referencing that such shares are subject to forfeiture and restrictions on transfer, as applicable, pursuant to the provisions of this Agreement, and any transfer agent for New PubCo will be given appropriate stop transfer orders with respect to such unvested Vesting Shares. Upon vesting of the Vesting Shares, New PubCo shall promptly take all actions necessary to cause such legends to be removed.

(f) If New PubCo shall, at any time or from time to time, after the date of Closing effect a share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding New PubCo Ordinary Shares, the number of Vesting Shares and the $12.50 stock price targets set forth in Section 6, shall be equitably adjusted for such share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution. Any adjustment under this Section 6(f) shall become effective at the close of business on the date the share subdivision, share split, share dividend, reorganization, combination, recapitalization or similar transaction becomes effective.

7. Sponsor Letter Agreement. Each Sponsor Party and SPAC hereby agree that, effective as of, and contingent upon, the consummation of the Closing (including the execution and delivery of the Registration Rights Agreement by each Sponsor Party (including each Insider under the Letter Agreement) and New PubCo), that certain Letter Agreement, dated February 10, 2022, by and among SPAC and the Sponsor Parties shall automatically terminate and be of no further force or effect.

8. Other Covenants; Acknowledgement.

(a) Each Sponsor Party agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or representatives to take any action on its behalf, that would be a breach of Section 7.4(b) (Confidentiality; Communications Plan; Access to Information) or Section 7.10 (No Solicitation) of the Business Combination Agreement if such action were taken by SPAC.

(b) Each Sponsor Party hereby agrees not to commence or participate in any claim, derivative or otherwise, against the Company, SPAC or any of their respective Affiliates (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the board of directors of SPAC in connection with the Business Combination Agreement, the Transaction Agreements, the Transactions and all SPAC Shareholder Matters.

(c) Each Sponsor Party acknowledges and agrees that the Company and SPAC are entering into the Business Combination Agreement in reliance upon such Sponsor Party entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for such Sponsor Party entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Company and SPAC would not have entered into, or agreed to consummate the Transactions.

(d) This Section 8 shall be void and of no force and effect if the Business Combination Agreement shall be terminated in accordance with its terms.

9. Entire Agreement; Amendments and Waivers. This Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed (i) prior to Closing, among the SPAC, the Sponsor and the Company or (ii) after the Closing, between Sponsor and New PubCo.

10. Successors and Assigns. No Party may, except as set forth herein, assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Parties. Any purported assignment in violation of this Section 10 shall be void and ineffectual and shall not operate to transfer or assign any right, interest or obligation to the purported assignee. This Agreement shall be binding on, and inure to the benefit of, each of the Parties and their respective successors and permitted assigns.

11. Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given (i) if sent or given to any Party other than a Sponsor Party, to such party in accordance with the terms of Section 11.1 (Notices) of the Business Combination

Agreement or (ii) if given to a Sponsor Party, to such Sponsor Party at the address or e-mail specified by such Sponsor Party from time to time for such purpose and shall, in each case, be deemed delivered in accordance with the terms of Section 11.1 (Notices) of the Business Combination Agreement.

12. Termination. This Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Closing. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall be of no force and effect from and after such termination. No termination of this Agreement shall relieve any Party from any obligation accruing, or liability resulting from a Willful Breach of this Agreement by such Party occurring prior to such termination or reversion.

13. Representations and Warranties.

(a) Each of the Parties represents and warrants that: (a) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder, (b) the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all corporate or limited liability company action on its part and (c) this Agreement has been duly and validly executed and delivered by each of the Parties and constitutes a legal, valid and binding obligation of each such Party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) Each Sponsor Party represents and warrants that it is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of such Sponsor Party’s SPAC Shares and SPAC Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such SPAC Shares and SPAC Warrants (other than transfer restrictions under the Securities Act)) affecting any such SPAC Shares or SPAC Warrants, other than Liens pursuant to (i) this Agreement, (ii) applicable Governing Documents, (iii) the Business Combination Agreement, (iv) the agreements entered into by Sponsor with SPAC in connection with SPAC’s initial public offering, (v) any other Transaction Agreement or (vi) any applicable securities Legal Requirements. Such Sponsor Party’s SPAC Shares and SPAC Warrants are the only equity securities in SPAC owned of record or beneficially by such Sponsor Party on the date of this Agreement, and none of such Sponsor Party’s SPAC Shares or SPAC Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such SPAC Shares or SPAC Warrants, except as provided hereunder and pursuant to the Current Letter Agreement. Other than its SPAC Warrants and the SPAC Shares, each Sponsor Party does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for, equity securities of SPAC.

14. Capacity. Notwithstanding anything in this Agreement to the contrary, (a) each Sponsor Party makes no agreement or understanding herein in any capacity other than in such Sponsor Party’s capacity as a record holder and beneficial owner of the Subject Securities, and not, in the case of each Sponsor Party (other than the Sponsor) in such Sponsor Party’s capacity as a director, officer or employee of any SPAC Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Sponsor Party (other than the Sponsor) or any representative of the Sponsor serving as a member of the board of directors (or other similar governing body) of any SPAC Party or as an officer, employee or fiduciary of any SPAC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such SPAC Party.

15. Further Assurances. Each of the Parties agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another Party hereto.

16. No Claim Against Trust Account. For and in consideration of SPAC entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the Sponsor Parties hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, contracts or agreements with SPAC; provided, that: (a) nothing herein shall serve to limit or prohibit any such Party’s right to pursue a claim against SPAC pursuant to this Agreement for legal relief against monies or other assets of SPAC held outside the Trust Account or for specific performance or other equitable relief in connection with the Transactions (so long as such claim would not affect SPAC’s ability to fulfill its obligation to effectuate any SPAC Shareholder Redemption); and (b) nothing herein shall serve to limit or prohibit any claims that any such Sponsor Party may have in the future pursuant to this Agreement against SPAC’s assets or funds that are not held in the Trust Account.

17. Miscellaneous. Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply mutatis mutandis to this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

JAGUAR GLOBAL GROWTH PARTNERS I, LLC

Managing Members:

JGG SPAC Holdings LLC

By:	/s/ Gary Garrabrant
Name:	Gary Garrabrant

HC Jaguar Partners I LLC

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy

By:	/s/ M. Joseph Beck
Name:	M. Joseph Beck

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant

By:	/s/ Thomas McDonald
Name:	Thomas McDonald

By:	/s/ Anthony R. Page
Name:	Anthony R. Page

By:	/s/ Thomas D. Hennessy
Name:	Thomas D. Hennessy

By:	/s/ M. Joseph Beck
Name:	M. Joseph Beck

By:	/s/ Craig Hatkoff
Name:	Craig Hatkoff

By:	/s/ Christine Zhao
Name:	Christine Zhao

By:	/s/ Martha Notaras
Name:	Martha Notaras

By:	/s/ Michael Berman
Name:	Michael Berman

By:	/s/ Jason H. Lee
Name:	Jason H. Lee

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

GLAAM CO., LTD.

By:	/s/ Keong Rae Kim
Name: Keong Rae Kim
Title: Representative Director

PHYGITAL IMMERSIVE LIMITED

By:	/s/ Orhan Ertughrul
Name: Orhan Ertughrul
Title: Director

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Party	Number of SPAC Shares	Number of SPAC Warrants
Jaguar Global Growth Partners I, LLC	7,466,667	12,450,000
Craig Hatkoff	25,000
Christine Zhao	25,000
Martha Notaras	25,000
Michael Berman	25,000
Jason H. Lee	25,000

Annex F

Execution Version

SHAREHOLDER SUPPORT AGREEMENT

This SHAREHOLDER SUPPORT AGREEMENT (this “Agreement”), dated as of March 2, 2023, is made by and among the persons or entities identified on Schedule I hereto (each, a “Shareholder” and collectively the “Shareholders”), Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”), and GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of Korea (the “Company”). The Shareholders, New PubCo, SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, SPAC, the Company and certain other parties have entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”);

WHEREAS, each Shareholder owns the number of Company Common Shares set forth next to the name of such Shareholder on Schedule I (its “Subject Shares”) collectively, together with all other securities of the Company that such Shareholder purchases or otherwise acquires beneficial or record ownership of or becomes entitled to vote following the date hereof, its “Subject Securities”);

WHEREAS, the Company Board has approved this Agreement and the execution, delivery and performance thereof by the Parties;

WHEREAS, obtaining the Company Shareholder Approval is a condition precedent to the Closing; and

WHEREAS, as a condition and inducement to SPAC’s willingness to enter into the Business Combination Agreement, SPAC has required each Shareholder to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Voting.

(a) Until the earlier of (i) the Closing or (ii) the date of the termination of the Business Combination Agreement in accordance with its terms, at each meeting of the shareholders of the Company (whether annual, general or extraordinary and whether or not an adjourned or postponed meeting, however called), and in each written consent or resolution of any of the shareholders of the Company in which the Shareholders are entitled to vote or consent, each Shareholder hereby unconditionally and irrevocably agrees to be present for such meeting (or otherwise cause its, his or her Subject Securities to be counted as present thereat for the purpose of establishing a quorum) and vote (in person or by proxy), or consent to any action by written consent or resolution with respect to, as applicable, its Subject Securities (A) in favor of, and to approve and adopt, the Business Combination Agreement, the Transaction Agreements, the Transactions and all other matters contemplated to be adopted or approved by the shareholders of the Company as set forth in the Business Combination Agreement or any of the Transaction Agreements or in connection with the Transactions, including the Company Shareholder Approval, and (B) in opposition to: (x) any Company Business Combination and any and all other proposals (I) that could reasonably be expected to delay or impair the ability of the Company to consummate any of the Transactions or (II) which are in competition with or materially inconsistent with the Business Combination Agreement, any Transaction Agreement or any of the Transactions or (y) any other action, proposal, transaction or agreement involving the Company that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect any of the Transactions or would reasonably be expected to result in (I) any breach of any representation, warranty, covenant, obligation or agreement of the Company in the Business Combination Agreement or any Transaction Agreement or (II) any of the conditions to the SPAC Parties’ or the Company Parties’ obligations under the Business Combination Agreement or any Transaction Agreement not being fulfilled.

(b) Following the date hereof and prior to the Closing or the date of the termination of the Business Combination Agreement in accordance with its terms, each Shareholder agrees not to deposit, and to cause its, his or her Affiliates not to deposit, any of its Subject Securities in a voting trust or subject any of its Subject Securities to any arrangement or agreement with respect to the voting of such Subject Securities, unless specifically requested to do so by New PubCo, the Company and SPAC in connection with the Business Combination Agreement, any Transaction Agreement or the Transactions.

(c) The obligations of each Shareholder specified in this Section 1 shall apply whether or not any of the Transactions is recommended by the Company Board, and whether or not any previous such recommendation has been withdrawn, modified, qualified or otherwise changed by the Company Board.

2. Information. Prior to the earlier of the Closing or the date of the termination of the Business Combination Agreement in accordance with its terms, each Shareholder agrees to provide to SPAC, the Company, and their respective Representatives, any information regarding such Shareholder or its, his or her Subject Securities that is reasonably requested by SPAC, the Company or any of their respective Representatives pursuant to the Business Combination Agreement or any Transaction Agreement. To the extent required by applicable Legal Requirements, each Shareholder authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC, NASDAQ or the Registration Statement (including all documents and schedules filed with the SEC in connection with any of the foregoing), the Financial Supervisory Service (the “FSS”), and the Korean Securities Registration Statement (as defined in the Business Combination Agreement) (including all documents and schedules filed with the FSS in connection with any of the foregoing), such Shareholder’s identity and ownership of its, his or her Subject Securities and the nature of such Shareholder’s commitments and agreements under this Agreement, the Business Combination Agreement and any other Transaction Agreement; provided that such disclosure is made in compliance with the provisions of this Agreement and the Business Combination Agreement.

3. Transfer Restrictions. Except as contemplated by the Business Combination Agreement, this Agreement, any other Transaction Agreement, or with the prior written consent of SPAC and the Company prior to the Closing and between the date hereof and the earlier of the Closing Date and the date of termination of the Business Combination Agreement in accordance with its terms, each Shareholder agrees that it, he or she shall not Transfer (as defined below) any of its Subject Securities unless the transferee enters into a written agreement in form and substance reasonably satisfactory to SPAC and the Company (to which SPAC and the Company shall be parties) agreeing to be bound by the applicable provisions of this Agreement prior to or concurrently with the occurrence of such Transfer. “Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4. Waiver of Appraisal Rights. Each Shareholder hereby agrees not to assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under the Korean Commercial Code) with respect to the Transactions and any rights to dissent with respect to the Transactions (collectively, “Appraisal Rights”).

5. Other Covenants; Acknowledgement.

(a) Each Shareholder agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its, his or her Affiliates or representatives to take any action on its, his or her behalf, that would be a breach of Section 7.4(b) (Confidentiality; Communications Plan; Access to Information) or Section 7.10 (No Solicitation) of the Business Combination Agreement if such action were taken by the Company.

(b) Each Shareholder hereby agrees not to commence or participate in any claim, derivative or otherwise, against the Company, SPAC or any of their respective Affiliates (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the board of directors of the Company in connection with the Business Combination Agreement, the Transaction Agreements and the Transactions or (iii) seeking Appraisal Rights in connection with the Transactions.

(c) Each Shareholder acknowledges and agrees that the Company and SPAC are entering into the Business Combination Agreement in reliance upon such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for such Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement the Company and SPAC would not have entered into, or agreed to consummate the Transactions.

(d) On the Closing Date, each Shareholder shall deliver to SPAC and the Company a duly executed copy of the Registration Rights Agreement to the extent necessary to satisfy the conditions set forth in Section 8.3(g) of the Business Combination Agreement.

6. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) each Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Shares, and not in such Shareholder’s capacity as a director, officer or employee of the Company or any other capacity and (b) nothing herein will be construed to limit or affect any action or inaction by any Shareholder serving as a member of the board of directors of the Company or as an officer, employee or fiduciary of the Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company.

7. Entire Agreement; Amendments and Waivers. This Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed (i) prior to Closing, among the SPAC and the Company or (ii) after the Closing, between the Company and New PubCo.

8. Successors and Assigns. No Party may, except as set forth herein, assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Parties. Any purported assignment in violation of this Section 8 shall be void and ineffectual and shall not operate to transfer or assign any right, interest or obligation to the purported assignee. This Agreement shall be binding on, and inure to the benefit of, each of the Parties and their respective successors and permitted assigns.

9. Notices. Any notice, consent or request to be given to a Party in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given to such Party (i) if sent or given to any Party other than a Shareholder, to such party in accordance with the terms of Section 11.1 (Notices) of the Business Combination Agreement or (ii) if given to a Shareholder, to such Shareholder at the address or e-mail set forth on such Shareholder’s signature page hereto and shall, in each case, be deemed delivered to such Party in accordance with the terms of Section 11.1 (Notices) of the Business Combination Agreement.

10. Termination. This Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Closing. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall be of no force and effect from and after such termination. No termination of this Agreement shall relieve any Party from any obligation accruing, or liability resulting from a Willful Breach of this Agreement by such Party occurring prior to such termination or reversion.

11. Representations and Warranties.

(a) Each of the Parties represents and warrants that: (i) if such Party is an entity, (A) it has the power and authority, or capacity, as the case may be, to enter into this Agreement and to carry out its obligations hereunder and (B) the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly authorized by all corporate or other action on its part, (ii) if such Party is an individual, it has full legal capacity, right and authority to enter into this agreement and to carry out its obligations hereunder and (iii) this Agreement has been duly and validly executed and delivered by such Party and, assuming due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of such Party enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy Legal Requirements, other similar Legal Requirements affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) Each Shareholder represents and warrants that it is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of such Shareholder’s Subject Shares, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Shares (other than transfer restrictions under the Securities Act)) affecting any such Subject Shares, other than Liens pursuant to (i) this Agreement, (ii) applicable Governing Documents, (iii) the Business Combination Agreement, (iv) any other Transaction Agreement, or (v) any applicable securities Legal Requirements. Such Shareholder’s Subject Shares are the only equity securities in the Company owned of record or beneficially by such Shareholder on the date of this Agreement, and none of such Shareholder’s Subject Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares, except as provided hereunder. Except as set forth on the applicable signature page hereto and the Subject Shares, such Shareholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of to, or which can be exchanged for, equity.

12. Further Assurances. Each of the Parties agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, Transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another Party hereto.

13. Miscellaneous. Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply mutatis mutandis to this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

SHAREHOLDERS

BIO X CO., LTD.

By:	/s/ HOUNGKI KIM
Name: HOUNGKI KIM
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

WHALE INVESTMENT CO., LTD.

By:	/s/ Soung Eun Kim
Name: Soung Eun Kim
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

HO JOON LEE
/s/ HO JOON LEE

[Signature Page to Shareholder Support Agreement]

KEONG RAE KIM
/s/ KEONG RAE KIM

[Signature Page to Shareholder Support Agreement]

YOUNG WOO LEE
/s/ YOUNG WOO LEE

[Signature Page to Shareholder Support Agreement]

HYEON JAE LEE
/s/ HYEON JAE LEE

[Signature Page to Shareholder Support Agreement]

HYUNG SAM PARK
/s/ HYUNG SAM PARK

[Signature Page to Shareholder Support Agreement]

SEONG RAK LEE
/s/ SEONG RAK LEE

[Signature Page to Shareholder Support Agreement]

KYEONG SOOK KIM
/s/ KYEONG SOOK KIM

[Signature Page to Shareholder Support Agreement]

HYEON SUK HYEON
/s/ HYEON SUK HYEON

[Signature Page to Shareholder Support Agreement]

IL WOL KI JEON., LTD

By:	/s/ IL WOL KI JEON., LTD
Name: IL WOL KI JEON., LTD

[Signature Page to Shareholder Support Agreement]

YONG WOO KIM
/s/ YONG WOO KIM

[Signature Page to Shareholder Support Agreement]

CSY CHUNGLA, LTD. (CSY

By:	/s/ CSY CHUNGLA, LTD.
Name: CSY CHUNGLA, LTD.

[Signature Page to Shareholder Support Agreement]

JAE YOUNG KIM
/s/ JAE YOUNG KIM

[Signature Page to Shareholder Support Agreement]

CHANG HO KIM
/s/ CHANG HO KIM

[Signature Page to Shareholder Support Agreement]

AIMIN ASSET MANAGEMENT CO., LTD

By:	/s/ Authorized Signatory
Name:

[Signature Page to Shareholder Support Agreement]

HWANG JEONG HO
/s/ HWANG JEONG HO

[Signature Page to Shareholder Support Agreement]

HAK RYUL SHIN
/s/ HAK RYUL SHIN

[Signature Page to Shareholder Support Agreement]

KYUNG DEOK KIM
/s/ KYUNG DEOK KIM

[Signature Page to Shareholder Support Agreement]

EUNG RYONG KIM
/s/ EUNG RYONG KIM

[Signature Page to Shareholder Support Agreement]

YONG WOONG LEE
/s/ YONG WOONG LEE

[Signature Page to Shareholder Support Agreement]

JUNG HYUN LEE
/s/ JUNG HYUN LEE

[Signature Page to Shareholder Support Agreement]

EUN YOUNG CHOI
/s/ EUN YOUNG CHOI

[Signature Page to Shareholder Support Agreement]

HYUN JUNG YUN
/s/ HYUN JUNG YUN

[Signature Page to Shareholder Support Agreement]

YOUNG HOON CHUNG
/s/ YOUNG HOON CHUNG

[Signature Page to Shareholder Support Agreement]

YOUNG SIK KIM
/s/ YOUNG SIK KIM

[Signature Page to Shareholder Support Agreement]

SHIN DEUK LEE
/s/ SHIN DEUK LEE

[Signature Page to Shareholder Support Agreement]

JOO YOUNG BAE
/s/ JOO YOUNG BAE

[Signature Page to Shareholder Support Agreement]

ULMUS-XOLON FUND NO.1

By:	/s/ ULMUS-XOLON FUND NO.1
Name: ULMUS-XOLON FUND NO.1

[Signature Page to Shareholder Support Agreement]

WOO SEOUP BAE
/s/ WOO SEOUP BAE

[Signature Page to Shareholder Support Agreement]

KK HOLDINGS LTD.

By:	/s/ KK HOLDINGS LTD
Name: KK HOLDINGS LTD

[Signature Page to Shareholder Support Agreement]

HOUNGKI KIM

/s/ HOUNGKI KIM
Address: 298-42, Cheongbukjungang-ro, Pyungtaek-si,
Gyeonggi-do, Republic of Korea
Email:

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Gary R. Garrabrant
Name: Gary R. Garrabrant
Title: Chief Executive Officer

[Signature Page to Shareholder Support Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

GLAAM CO., LTD.

By:	/s/ Keong Rae Kim
Name: Keong Rae Kim
Title: Representative Director

PHYGITAL IMMERSIVE LIMITED

By:	/s/ Orhan Ertughrul
Name: Orhan Ertughrul
Title: Director

[Signature Page to Shareholder Support Agreement]

SCHEDULE I

No.	Name	No. of Subject Shares
1.	Bio X Co., Ltd.	3,000,000
2.	Whale Investment Co., Ltd.	2,100,000
3.	Keong Rae Kim	43,000
4.	Young Woo Lee	20,000
5.	Hyeon Jae Lee	200,000
6.	Hyung Sam Park	66,000
7.	Seong Rak Lee	492,000
8.	Kyeong Sook Kim	55,000
9.	Hyeon Suk Hyeon	100,000
10.	IL Wol Ki Jeon., Ltd	40,000
11.	Yong Woo Kim	690,000
12.	CSY CHUNGLA, Ltd. (CSY	686,449
13.	Jae Young Kim	28,571
14.	Chang Ho Kim	96,107
15.	AIMIN ASSET MANAGEMENT Co., LTD	95,829
16.	Hwang Jeong Ho	50,236
17.	Hak Ryul Shin	12,000
18.	Kyung Deok Kim	6,600
19.	Eung Ryong Kim	4,000
20.	Yong Woong Lee	7,000
21.	Jung Hyun Lee	5,000
22.	Eun Young Choi	14,080
23.	Hyun Jung Yun	11,680
24.	Young Hoon Chung	105,000
25.	Young Sik Kim	6,773
26.	Shin Deuk Lee	3,720
27.	Joo Young Bae	2,060
28.	Ulmus-Xolon Fund NO.1	299,600
29.	Woo Seoup Bae	40,328
30.	Ho Joon Lee	400,000
31.	Houngki Kim	400,000
32.	KK Holdings Ltd.	320,000

Annex G

EXECUTION VERSION

LETTER AGREEMENT

This LETTER AGREEMENT (this “Agreement”), dated as of March 2, 2023, is made by and among Ho Joon Lee and Houngki Kim (the “Company Founders”), Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (“New PubCo”), Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of Korea (“Exchange Sub”), Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”), and GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of Korea (the “Company”). The Company Founders, New PubCo, Exchange Sub, SPAC and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS the Company, New PubCo, SPAC and Exchange Sub have entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”).

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1. Earn Out

(a) At the Closing, New PubCo shall issue or cause to be issued to the Company Founders, (i) a number of New PubCo Series I RSRs, (ii) a number of New PubCo Series II RSRs, and (iii) a number of New PubCo Series III RSRs, in each case equal to the applicable Earnout Series Amount and allocated 40% to Ho Joon Lee and 60% to Houngki Kim, upon the terms and subject to the conditions set forth in this Agreement. New PubCo shall reserve and allot a number of New PubCo Ordinary Shares for issuance upon settlement of the New PubCo Earnout RSRs pursuant to the following.

(i) Triggering Event I. Upon the occurrence of Triggering Event I, if ever, the New PubCo Series I RSRs, in the aggregate, shall automatically vest and, as promptly as reasonably practicable following Triggering Event I, New PubCo shall settle each issued and outstanding New PubCo Series I RSR by issuing to the holder thereof one New PubCo Ordinary Share.

(ii) Triggering Event II. Upon the occurrence of Triggering Event II, if ever, the New PubCo Series II RSRs, in the aggregate, shall automatically vest and, as promptly as reasonably practicable following Triggering Event II, New PubCo shall settle each issued and outstanding New PubCo Series II RSR by issuing to the holder thereof one New PubCo Ordinary Share.

(iii) Triggering Event III. Upon the occurrence of Triggering Event III, if ever, the New PubCo Series III RSRs, in the aggregate, shall automatically vest and, as promptly as reasonably practicable following Triggering Event III, New PubCo shall settle each issued and outstanding New PubCo Series III RSR by issuing to the holder thereof one New PubCo Ordinary Share.

(b) Upon the expiration of the Earnout Period (the “Earnout Expiration Date”):

(i) if Triggering Event I or Earnout Strategic Transaction $12.00 Vesting Event has not occurred, none of the New PubCo Series I RSRs shall vest, and all rights (contingent or otherwise) underlying each New PubCo Series I RSR shall be forfeited and cancelled for no consideration;

(ii) if Triggering Event II or Earnout Strategic Transaction $14.00 Vesting Event has not occurred, none of the New PubCo Series II RSRs shall vest, and all rights (contingent or otherwise) underlying each New PubCo Series II RSR shall be forfeited and cancelled for no consideration; and

(iii) if Triggering Event III or Earnout Strategic Transaction $16.00 Vesting Event has not occurred, none of the New PubCo Series III RSRs shall vest, and all rights (contingent or otherwise) underlying each New PubCo Series III RSR shall be forfeited and cancelled for no consideration.

For the avoidance of doubt, if Triggering Event II or Earnout Strategic Transaction $14.00 Vesting Event occurs, all of the New PubCo Series I RSRs and the New PubCo Series II RSRs, in each case, not previously vested, shall automatically vest and New PubCo shall settle such New PubCo Series I RSRs and New PubCo Series II RSRs in accordance with Section 1(a) or Section 1(c), as applicable. For the avoidance of doubt, if Triggering Event III or Earnout Strategic Transaction $16.00 Vesting Event occurs, all of the New PubCo Series I RSRs, the New PubCo Series II RSRs and New PubCo Series III RSRs, in each case, not previously vested, shall automatically vest and New PubCo shall settle such New PubCo Series I RSRs, New PubCo Series II RSRs and New PubCo Series III RSRs in accordance with Section 1(a) or Section 1(c), as applicable.

(c) In the event that after the Closing and prior to the Earnout Expiration Date, an Earnout Strategic Transaction is consummated, then (i) if the Per Share Value in such Earnout Strategic Transaction equals or exceeds $12.00 per share and Triggering Event I has not previously occurred, then Triggering Event I shall be deemed to have occurred (an “Earnout Strategic Transaction $12.00 Vesting Event”); (ii) if the Per Share Value in such Earnout Strategic Transaction equals or exceeds $14.00 per share and Triggering Event II has not previously occurred, then Triggering Event II shall be deemed to have occurred (an “Earnout Strategic Transaction $14.00 Vesting Event”); and (iii) if the Per Share Value in such Earnout Strategic Transaction equals or exceeds $16.00 per share and Triggering Event III has not previously occurred, then Triggering Event III shall be deemed to have occurred (an “Earnout Strategic Transaction $16.00 Vesting Event” and, collectively with the Earnout Strategic Transaction $12.00 Vesting Event and the Earnout Strategic Transaction $14.00 Vesting Event, the “Earnout Strategic Transaction Vesting Events”) and any New PubCo Earnout RSRs (and underlying Earnout Shares) that are not deemed earned as of the consummation of such Earnout Strategic Transaction shall be forfeited and cancelled for no consideration. In the event of the occurrence of an Earnout Strategic Transaction Vesting Event, (x) the New PubCo Earnout RSRs that would vest upon the occurrence of the corresponding Triggering Event shall automatically vest and (y) the Earnout Shares underlying such vested New PubCo Earnout RSRs shall be issued or deemed to have been issued by New PubCo immediately prior to the consummation of the Earnout Strategic Transaction, and the recipients of such issued or deemed to be issued Earnout Shares shall be eligible to participate with respect thereto in such Earnout Strategic Transaction. For the avoidance of doubt, the same Earnout Strategic Transaction could trigger more than one Earnout Strategic Transaction Vesting Event. For the avoidance of doubt, and notwithstanding anything to the contrary herein, no New PubCo Earnout RSR shall vest more than once or vest for more than one Earnout Share.

(d) If New PubCo shall, at any time or from time to time, after the date hereof effect a share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution affecting the outstanding New PubCo Ordinary Shares, the number of Earnout Shares issuable pursuant to the vesting of the New PubCo Earnout RSRs set forth in this Section 1 and the stock price targets included in the definition of each Triggering Event and each Earnout Strategic Transaction Vesting Event, shall be equitably adjusted for such share split, share subdivision, split-up, reverse share split, share consolidation, share subdivision, share dividend or distribution. Any adjustment under this Section 1(d) shall become effective at the close of business on the date the share subdivision, share split, share dividend, reorganization, combination, recapitalization or similar transaction becomes effective.

(e) Notwithstanding anything to the contrary in this Agreement, before the Earnout Shares are issued in connection with a Triggering Event or Earnout Strategic Transaction, the contingent right to receive the Earnout Shares (i) does not provide the holders of such contingent right any rights of the holders of New PubCo Ordinary Shares, including any right to vote or to receive dividends, distributions or other payment of any kind, (ii) does not bear interest in any form; and (iii) is not represented by any form of certificate or instrument.

(f) For purposes of this Agreement, the following capitalized terms have the following meanings:

“Earnout Period” shall mean the period beginning on the Closing Date and ending on the third anniversary of the Closing Date.

“Earnout Series Amount” shall mean, (i) with respect to the New PubCo Series I RSRs 1,666,666.67; (ii) with respect to the New PubCo Series II RSRs, 1,666,666.67; and (iii) with respect to the New PubCo Series III RSRs, 1,666,666,67.

“Earnout Shares” shall mean the New PubCo Ordinary Shares issuable pursuant to Section 1.

“Earnout Strategic Transaction” shall mean the occurrence in a single transaction or as a result of a series of related transactions, of (i) a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to New PubCo, in each case, in which shares of New PubCo are exchanged for cash, securities of another Person or other property (excluding, for the avoidance of doubt, any domestication of New PubCo or any other transaction in which New PubCo Ordinary Shares are exchanged for substantially similar securities of New PubCo or any successor entity of New PubCo) or (ii) the sale, lease or other disposition, directly or indirectly, by New PubCo of all or substantially all of the assets of New PubCo and its Subsidiaries, taken as a whole (excluding any such sale or other disposition to an entity at least a majority of the combined voting power of the voting securities of which are owned by holders of New PubCo Ordinary Shares).

“New PubCo Earnout RSRs” shall mean the New PubCo Series I RSRs, the New PubCo Series II RSRs and the New PubCo Series III RSRs.

“New PubCo Series I RSRs” shall mean Restricted Stock Rights of New PubCo designated as “Series I RSRs” to be issued pursuant to this Agreement and as further set out in the New PubCo A&R Charter.

“New PubCo Series II RSRs” shall mean Restricted Stock Rights of New PubCo designated as “Series II RSRs” to be issued pursuant to this Agreement and as further set out in the New PubCo A&R Charter.

“New PubCo Series III RSRs” shall mean Restricted Stock Rights of New PubCo designated as “Series III RSRs” to be issued pursuant to this Agreement and as further set out in the New PubCo A&R Charter.

“Per Share Value” shall mean (x) with respect to any Earnout Strategic Transaction within clause (i) or (iii) of the definition thereof, the per share value of the consideration payable in respect of shares of New PubCo in such Earnout Strategic Transaction or (y) with respect to any Earnout Strategic Transaction within clause (ii) of the definition thereof, the amount that would be distributed in respect of each share of New PubCo if the proceeds of such Earnout Strategic Transaction were distributed upon a liquidation of New PubCo. For purposes of valuing any non-cash consideration payable in any Earnout Strategic Transaction, (i) the value of any publicly traded security listed on a national securities exchange shall be the volume-weighted average price per share of such security during the ten (10)-trading day period ending on the trading day immediately preceding the consummation of such Earnout Strategic Transaction, and (ii) the value of any other security or other property shall be the fair market value of such security or other property as determined based on the agreed valuation set forth in the applicable definitive agreements for such Earnout Strategic Transactions or, in the absence of such valuation, as reasonably determined in good faith by the disinterested members of the New PubCo Board.

“Trading Day” shall mean a day on which trading in New PubCo Ordinary Shares occurs on Nasdaq or other national securities exchange.

“Triggering Event” shall mean Triggering Event I, Triggering Event II or Triggering Event III, as applicable.

“Triggering Event I” shall mean that the Volume Weighted Average Price of a New PubCo Ordinary Share is equal to or has exceeded $12.00 for 20 Trading Days within any 30 consecutive Trading Day period occurring during the Earnout Period.

“Triggering Event II” shall mean that the Volume Weighted Average Price of a New PubCo Ordinary Share is equal to or has exceeded $14.00 for 20 Trading Days within any 30 consecutive Trading Day period occurring during the Earnout Period.

“Triggering Event III” shall mean that the Volume Weighted Average Price of a New PubCo Ordinary Share is equal to or has exceeded $16.00 for 20 Trading Days within any 30 consecutive Trading Day period occurring during the Earnout Period.

“Volume Weighted Average Price” shall mean, for any Trading Day, the per share volume weighted average price of a New PubCo Ordinary Share as displayed under the heading “Bloomberg VWAP” on the applicable Bloomberg page (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day (or, if such volume weighted average price is unavailable, the market value of one New PubCo Ordinary Share on such Trading Day, determined, using a volume weighted average price method, by a nationally recognized independent investment banking firm selected by New PubCo). The VWAP will be determined without regard to after-hours trading or any other trading outside of the primary trading session. If the VWAP cannot be calculated for New PubCo Ordinary Shares on any of the foregoing bases, the VWAP of a New PubCo Ordinary Share for any Trading Day shall be as determined in good faith by the board of directors of New PubCo.

2. Entire Agreement; Amendments and Waivers. This Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the Parties in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

3. Successors and Assigns. No Party may, except as set forth herein, assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other Parties. Any purported assignment in violation of this Section 3 shall be void and ineffectual and shall not operate to transfer or assign any right, interest or obligation to the purported assignee. This Agreement shall be binding on, and inure to the benefit of, each of the Parties and their respective successors and permitted assigns.

4. Notices. Any notice, consent or request to be given to a Party in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent or given to such Party (i) if sent or given to any Party other than a Company Founder, to such party in accordance with the terms of Section 11.1 (Notices) of the Business Combination Agreement or (ii) if given to a Company Founder, to such Company Founder at the address or e-mail set forth on such Company Founder’s signature page hereto and shall, in each case, be deemed delivered to such Party in accordance with the terms of Section 11.1 (Notices) of the Business Combination Agreement.

5. Termination. This Agreement shall terminate at such time, if any, as the Business Combination Agreement is terminated in accordance with its terms prior to the Closing or upon mutual agreement of the Parties. In the event that the Business Combination Agreement is terminated in accordance with its terms prior to the Closing, this Agreement shall be of no force and effect from and after such termination. No termination of this Agreement shall relieve any Party from any obligation accruing, or liability resulting from a Willful Breach of this Agreement by such Party occurring prior to such termination or reversion.

6. Further Assurances. Each of the Parties agree to execute and deliver hereafter any further document, agreement or other instrument as may be reasonably necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

7. Miscellaneous. Sections 11.2 (Interpretation), 11.3 (Counterparts; Electronic Delivery), 11.5 (Severability), 11.6 (Other Remedies; Specific Performance), 11.7 (Governing Law), 11.8 (Consent to Jurisdiction; Waiver of Jury Trial), 11.9 (Rules of Construction) and 11.14 (No Recourse) of the Business Combination Agreement are incorporated herein and shall apply mutatis mutandis to this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

COMPANY FOUNDERS

HO JOON LEE

By:	/s/ HO JOON LEE
Name: HO JOON LEE

[Signature Page to Letter Agreement]

HOUNGKI KIM

By:	/s/ HOUNGKI KIM
Name: HOUNGKI KIM

[Signature Page to Letter Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

JAGUAR GLOBAL GROWTH CORPORATION I

By:	/s/ Gary R. Garrabrant
Name: Gary R. Garrabrant
Title: Chief Executive Officer

[Signature Page to Letter Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

JAGUAR GLOBAL GROWTH KOREA CO., LTD

By:	/s/ Anthony Page
Name: Anthony Page
Title: Director

[Signature Page to Letter Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

GLAAM CO., LTD.

By:	/s/ Keong Rae Kim
Name: Keong Rae Kim
Title: Representative Director

PHYGITAL IMMERSIVE LIMITED

By:	/s/ Orhan Ertughrul
Name: Orhan Ertughrul
Title: Director

[Signature Page to Letter Agreement]

Final Form

Annex H

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [ ], 2023, is made and entered into by and among Phygital Immersive Limited, a Cayman Islands exempted company limited by shares (the “Company”), Jaguar Global Growth Partners I, LLC, a Delaware limited liability company (the “Sponsor”) and each of the undersigned parties listed on the signature page hereto under “Holders”.

RECITALS

WHEREAS, the Company, Jaguar Global Growth Corporation I, a Cayman Islands exempted company limited by shares (“SPAC”), and certain other parties thereto have entered into that certain Business Combination Agreement, dated as of March 2, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”), pursuant to which, among other things, SPAC shall be merged with and into the Company, with the Company surviving the merger (the “Merger” and the Merger together with the other transactions contemplated by the Business Combination Agreement, the “Business Combination”);

WHEREAS, SPAC, Sponsor and the other holders of SPAC securities party thereto (the Sponsor and each such party, collectively, the “Prior Holders”) are parties to that certain Registration and Shareholder Rights Agreement, dated February 10, 2022 (the “Prior Registration Rights Agreement”); and

WHEREAS, pursuant to the Business Combination Agreement, (i) the Company and the Prior Holders desire to amend and restate the Prior Registration Rights Agreement in its entirety as set forth herein, and (ii) the parties hereto desire to enter into this Agreement, pursuant to which (x) the Company shall grant Holders (as defined below) certain registration rights with respect to the Registrable Securities (as defined below) and (y) all Holders agree to be subject to the Lock-up Period (as defined below) during which the Holders shall be restricted from effecting sales or distributions of the securities of the Company, in each case, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used but not otherwise defined in this Section 1.1 or elsewhere in this Agreement shall have the meanings ascribed to such terms in the Business Combination Agreement:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective, or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“affiliate” shall mean, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such Person including without limitation any general partner, managing partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this definition, the terms “controlling,” “controlled by,” or “under common control with” shall mean the possession, directly or indirectly, of (a) the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise, or (b) the power to elect or appoint at least fifty percent (50%) of the directors, managers, general partners, or persons exercising similar authority with respect to such Person; provided that no Holder shall be deemed an affiliate of the Company or any of its subsidiaries for purposes of this Agreement and neither the Company nor any of its subsidiaries shall be deemed an affiliate of any Holder for purposes of this Agreement.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.

“Board” shall mean the Board of Directors of the Company.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Demanding Holder” shall have the meaning given in subsection 2.1.3.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Founder Shares” shall mean the Class B ordinary shares of the SPAC and shall be deemed to include the Ordinary Shares issuable upon exchange thereof pursuant to the Business Combination Agreement.

“Holders” shall mean the Prior Holders and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2, in each case, for so long as such Person beneficially owns or otherwise holds any Registrable Securities.

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Joinder” shall have the meaning given in subsection 5.9.

“Lock-up Period” means the period commencing upon the consummation of the Merger and ending on the date that is one hundred eighty (180) days after the consummation of the Merger.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Merger” shall have the meaning given in the Recitals hereto.

“Merger Effective Time” has the meaning given in the Business Combination Agreement.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“New Holder” shall mean any of the undersigned parties listed under Holder on a signature page hereto that is not a Prior Holder.

“Ordinary Shares” shall mean, following the Merger Effective Time, the ordinary shares, par value $0.0001 per share, of the Company.

“Other Coordinated Offering” shall mean an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period or any other lock-up period, as the case may be, under the Sponsor Support Agreement, the agreement governing the Private Placement Warrants, this Agreement and any other applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Person” shall mean any individual, corporation, partnership, trust, limited liability company, association or other entity.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Piggyback Registration Rights Holders” shall have the meaning given in subsection 2.2.1.

[“PIPE Subscription Agreements” shall mean those certain subscription agreements, each dated [ ], entered into by and among the Company and the Persons identified therein as “Investors.”]

“Prior Holder” shall have the meaning given in the Recitals hereto.

“Prior Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Private Placement Warrants” shall mean warrants to acquire Ordinary Shares, including any warrants that may be acquired by the Sponsor upon conversion of loans to the SPAC for expenses at or prior to the Closing (as defined in the Business Combination Agreement), each warrant entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

“Pro Rata” shall have the meaning given in subsection 2.1.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Ordinary Shares issued in exchange for the Founder Shares, (b) the Private Placement Warrants (including any Ordinary Shares issued or issuable from time to time upon the exercise of any such Private Placement Warrants), (c) any outstanding Ordinary Shares or any other equity security (including the Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement (including those acquired by a Holder in connection with the Business Combination), (d) any Earnout Shares (as defined in the Business Combination Agreement) and (e) other equity security of the Company issued or issuable with respect to any such Ordinary Shares referred to in clause (a), (b), (c) or (d) by way of a share capitalization or share subdivision or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction; or (E) with respect to a Holder, all such securities held by such Holder could be sold without restriction on volume or other restrictions or limitations including as to manner or timing of sale without registration under Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented out-of-pocket expenses of a Registration, excluding Selling Expenses, but including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any national securities exchange on which the Ordinary Shares are then listed;

(B) fees and expenses of compliance with state securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants retained by the Company incurred specifically in connection with such Registration;

(F) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by subsection 3.1.5;

(G) Financial Industry Regulatory Authority fees; and

(H) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holdings initiating an Underwritten Shelf Takedown (the “Selling Holder Counsel”), in an amount not to exceed $50,000 (without the consent of the Company).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.4.

“Rule 415” shall mean Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Selling Expenses” shall mean all underwriting discounts, selling commissions, and share transfer taxes applicable to the sale of Registrable Securities, and fees and disbursements of counsel for any Holder, except for the fees and disbursements of the Selling Holder Counsel borne and paid by the Company as provided in Section 3.2.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.

“Shelf Threshold” shall have the meaning given in subsection 2.1.3.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Sponsor Support Agreement” shall mean that certain Sponsor Support Agreement, dated as of March 2, 2023, among the Company, SPAC, the Sponsor and certain other parties thereto.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.1.2.

“Suspension Event” shall have the meaning given in subsection 3.5.2.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.1.3.

“Withdrawal Notice” shall have the meaning given in subsection 2.1.5.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registrations.

2.1.1 Initial Registration. The Company shall use commercially reasonable efforts to, as soon as practicable, but in no event later than thirty (30) calendar days after the Closing Date, prepare and file or cause to be prepared and filed with the Commission, a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 on the terms and conditions specified in this subsection 2.1.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than (i) sixty (60) business days following the filing deadline (one hundred twenty (120) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission) and (ii) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (the “Effectiveness Deadline”). The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form F-3 (a “Form F-3 Shelf”) or, if Form F-3 is not then available to the Company, on Form F-1 (a “Form F-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders, including the registration of the distribution to its shareholders, partners, members or other affiliates. The Company agrees to provide in such a Registration Statement (and in any prospectus or prospectus supplement forming a part of such Registration Statement) that all assignees, successors or transferees under this Agreement shall, by virtue of such assignment, be deemed to be selling shareholders under the Registration Statement (or any such prospectus or prospectus supplement) with respect to such Registrable Securities. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any Misstatement. If the Company files a Form F-3 Shelf and thereafter the Company becomes ineligible to use Form F-3 for secondary sales, the Company shall use its commercially reasonable efforts to file a Form F-1 Shelf as promptly as reasonably practicable to replace the shelf registration statement that is a Form F-3 Shelf and have the Form F-1 Shelf declared effective as promptly as reasonably practicable and to cause such Form F-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.2 Amendments and Supplements; Subsequent Shelf Registration. The Company shall use its commercially reasonable efforts to promptly prepare and file with the Commission from time to time such amendments and supplements to the Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities until all Registrable Securities covered by such Registration Statement have been sold or otherwise cease to be Registrable Securities, or to file an additional Registration Statement as a shelf registration (a “Subsequent Shelf Registration”) registering the resale of all outstanding Registrable Securities from time to time, and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration continuously effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities until all Registrable Securities covered by such Registration Statement have been sold or otherwise cease to be Registrable Securities.

2.1.3 Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, and following any applicable Lock-Up Period, any Holder (being in such case, a “Demanding Holder”) may request to sell all or a portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to such shelf registration statement (an “Underwritten Shelf Takedown”); provided that such Holder(s) reasonably expect aggregate gross proceeds in excess of $15,000,000 from such Underwritten Shelf Takedown (the “Shelf Threshold”). All requests for an Underwritten Shelf Takedown shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Company after consultation with the initiating Holders and shall take all such other commercially reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Underwritten Shelf Takedown contemplated by this subsection 2.1.3, subject to Section 3.5 and ARTICLE IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling shareholders as are customary in underwritten offerings of securities. Holders in the aggregate may demand no more than two (2) Underwritten Shelf Takedowns pursuant to this subsection 2.1.3 in any twelve (12) months (the “Yearly Limit”) and no more than six (6) Underwritten Shelf Takedowns pursuant to this subsection 2.1.3 in the aggregate (the “Aggregate Limit”).

2.1.4 Reduction of Underwritten Shelf Takedown. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advises the Company, the Demanding Holders and any other Holders participating in the Underwritten Shelf Takedown pursuant to this Agreement (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other equity securities that the Company desires to sell and all other Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual arrangements with Persons other than the Piggyback Registration Rights Holders hereunder, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Shelf Takedown without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Shelf Takedown, (i) first, before including any Ordinary Shares or other equity securities proposed to be sold by the Company or by other holders of Ordinary Shares or other equity securities, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Shelf Takedown (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities, (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Ordinary Shares or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Underwritten Shelf Takedown Withdrawal. A majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right in their sole discretion to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown prior to the filing of a preliminary prospectus supplement setting forth the terms of the Underwritten Shelf Takedown with the Commission. If withdrawn, a demand for an Underwritten Shell Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of the Yearly Limit and the Aggregate Limit, unless the Demanding Holder(s) making the withdrawal reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (if there is more than one Demanding Holder, each Demanding Holder shall reimburse the Company for a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder requested be included in such Underwritten Shelf Takedown). Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Registration. Unless the Demanding Holders opt to pay the Registration Expenses of an Underwritten Shelf Takedown pursuant to this subsection 2.1.5, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to an Underwritten Shelf Takedown prior to its withdrawal under this subsection 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to Section 2.4.3, if the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company, including without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1.3), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan or employee share purchase plan, (ii) pursuant to a Registration Statement on Form F-4 (or similar form for a transaction subject to Rule 145 promulgated under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing shareholders (including any rights offering with a backstop or standby commitment), (v) for a dividend reinvestment plan, (vi) for a Block Trade or (vii) for an Other Coordinated Offering, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than five (5) business days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after sending of such written notice (such Registration, a “Piggyback Registration”, and each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Piggyback Registration, a “Piggyback Registration Rights Holder”). Subject to subsection 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Piggyback Registration Rights Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Piggyback Registration Rights Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The notice periods set forth in this subsection 2.2.1 shall not apply to an Underwritten Shelf Takedown conducted in accordance with subsection 2.1.3. The Company shall have the right to terminate or withdraw any Registration Statement initiated by it under this subsection 2.2.1 before the effective date of such Registration, whether or not any Piggyback Registration Rights Holder has elected to include Registrable Securities in such Registration. The expenses of such terminated or withdrawn registration shall be borne by the Company in accordance with Section 3.2.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration (other than an Underwritten Shelf Takedown), in good faith, advise(s) the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Ordinary Shares or other equity securities that the Company desires to sell, taken together with (i) the Ordinary Shares or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Ordinary Shares and other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of Persons other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities for the account of other Persons that the Company is obligated to register, if any, as to which Registration has been requested or demanded pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities; and

(b) If the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Ordinary Shares or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Ordinary Shares or other equity securities for the account of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by subsection 2.1.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or the public announcement of an offering if the Piggyback Registration is with respect to the sale of securities pursuant to an already effective Registration Statement. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. The Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriter(s), each Holder that is an executive officer or a director of the Company or Holder in excess of five percent (5%) of the outstanding Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not transfer any Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement and other than to Permitted Transferees prior to the expiration of the Lock-up Period), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriter(s)) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriter(s) otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4 Block Trades; Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this ARTICLE II, but subject to Section 3.5, at any time and from time to time when an effective shelf Registration Statement is on file with the Commission, if a Demanding Holder or Holders desire to effect (a) a Block Trade or (b) an Other Coordinated Offering, and, in each case, the Registrable Securities subject to such request have an anticipated aggregate offering price, net of Selling Expenses, of at least $10,000,000, the Demanding Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade or Other Coordinated Offering will commence. As promptly as reasonably practicable, the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering. The Demanding Holders shall use commercially reasonable efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade or Other Coordinated Offering) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering and any related due diligence and comfort procedures.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by one or more Demanding Holders pursuant to this Agreement.

2.4.4 A majority-in-interest of the Demanding Holders in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sale agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. Notwithstanding anything herein to the contrary, a Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as an Underwritten Shelf Takedown effected pursuant to subsection 2.1.3.

2.5 Lock-Up Agreement. Each Holder of Ordinary Shares or other Registrable Securities issued in the Business Combination hereby agrees that, during the Lock-Up Period, such Holder will not, directly or indirectly:

(a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, lend, grant any option, right or warrant to purchase, purchase any option or contract to sell, or dispose of or agree to dispose of, or establish or increase any put equivalent position or liquidate or decrease any call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any Registrable Securities;

(b) enter into any swap, hedging or other agreement, arrangement or transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of any Registrable Securities;

(c) publicly announce or disclose any action or intention to effect any transaction specified in clause (a) or (b).

In order to enforce the foregoing covenant, the Company shall place restrictive legends on the certificates or book-entry positions representing the shares subject to this Section 2.5 and shall be entitled to impose stop transfer instructions with respect to such shares until the end of the Lock-Up Period. Such legend shall be in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE REGISTRATION RIGHTS AGREEMENT, DATED AS OF [ ], 2023, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES AND THE HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH REGISTRATION RIGHTS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

If any transfer or other disposition is made or attempted contrary to the provisions of this Section 2.5, such purported transfer or other disposition shall be null and void ab initio, and the Company shall refuse to recognize any such purported transferee of the Registrable Securities as one of its equity holders for any purpose. Each Holder further agrees to execute such agreements as may be reasonably requested by the Company that are consistent with this Section 2.5 or that are necessary to give further effect thereto.

The foregoing notwithstanding, the Lock-Up Period and restrictions set forth in this Section 2.5 shall not apply to: (a) any Ordinary Shares acquired by any Holder [pursuant to any PIPE Subscription Agreement or] in open market transactions following the Closing Date; (b) establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Ordinary Shares; provided, that such plan does not provide for the transfer of Ordinary Shares during the Lock-Up Period; (c) pledges of Ordinary Shares or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder; (d) if a Holder is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with a Holder (including, for the avoidance of doubt, where such Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or as part of a distribution, transfer or other disposition of Ordinary Shares or Registrable Securities to partners (whether general or limited), limited liability company members or stockholders of a Holder; (e) transfers of any or all of the Registrable Securities made pursuant to a bona fide gift or charitable contribution; (f) in the case of a Registrable Securities held by an individual, transfers of any or all of the Registrable Securities by will or intestate succession upon the death of such Holder or any Permitted Transferee; (g) in the case of Registrable Securities held by an individual, transfers of Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of a Holder or any other person with whom a Holder has a relationship by blood, marriage or adoption not more remote than first cousin; (h) in the case of Registrable Securities held by an individual, transfers of Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares pursuant to a qualified domestic order or in connection with a divorce settlement; (i) transfers by the Sponsor to the members of the Sponsor; (j) transfers to the Holder’s officers, directors, consultants or their affiliates; (k) transfers to the Sponsor’s officers or directors, any affiliates or family members of any of the Sponsor’s officers or directors or any affiliates of the Sponsor; (l) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction that results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property; (m) to any Permitted Transferee; or (n) the Vesting Shares (as defined in the Sponsor Support Agreement); provided that in the case of (c), (d), (e), (f), (g), (h), (i), (j), (k) or (m) above, it shall be a condition to such transfer that the transferee executes and delivers to the Company an agreement stating that the transferee is receiving and holding the Registrable Securities subject to the provisions of this Agreement applicable to such holder, and there shall be no further transfer of such Registrable Securities except in accordance with this Agreement; provided, further, that in the case of (d), (e), (f), (g), (h), (i), (j), (k) or (m) above, in each case, such transfer or distribution shall not involve a disposition for value.

For the avoidance of doubt, (a) nothing in this Agreement shall restrict a Holder’s rights under Section 2.1 of this Agreement to cause the Company to file and cause to become effective a Registration Statement with the Commission naming such Holder as a selling shareholder (and to make any required disclosures on Schedule 13D in respect thereof); and (b) each Holder shall retain all of its rights as a shareholder of the Company with respect to the Registrable Securities during the Lock-Up Period, including the right to vote any Registrable Securities that are entitled to vote. The Company agrees to (i) instruct its transfer agent to remove the legend in this Section 2.5 upon the expiration of the Lock-Up Period and (ii) if requested by the transfer agent, use its commercially reasonable efforts to cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with such instructions.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If at any time on or after the Merger Effective Time, the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 use its commercially reasonable efforts to prepare and file with the Commission as soon as reasonably practicable, a Registration Statement on any form for which the Company then qualifies and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, with respect to such Registrable Securities and shall use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective pursuant to the terms of this Agreement until all Registrable Securities covered by such Registration Statement have been sold or otherwise cease to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5.0%) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, however, that the Company shall be under no obligation to provide any document that is incorporated by reference in any Registration Statement or Prospectus, or any amendment or supplement thereto, to the extent such document is publicly available on the SEC’s EDGAR system;

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable any Holder of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its commercially reasonable efforts to cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 after the filing of a Registration Statement, the Company shall promptly, and in no event more than three (3) business days after such filing, notify the Holders of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within three (3) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall promptly use its commercially reasonable efforts to prevent the entry of such stop order or to remove it if entered); and (iv) when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to use commercially reasonable efforts to correct such Misstatement as set forth in Section 3.5 hereof; and promptly make available to the Holders any such supplement or amendment;

3.1.8 promptly following the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel;

3.1.9 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or a sale by a broker or sales agent pursuant to such Registration Statement, in each of the foregoing cases, solely to the extent customary for a transaction of its type, permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; provided, further, that the Company may not include the name of any Holder or any information regarding any Holder in any Registration Statement or Prospectus, any amendment or supplement to such Registration Statement or Prospectus, any document into such Registration Statement or Prospectus, or any response to any comment letter, without the prior written consent of such Holder (not to be unreasonably withheld) and providing each such Holder a reasonable amount of time to review and comment on such applicable document, which comments the Company shall include unless contrary to applicable law;

3.1.10 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, including a Block Trade or Other Coordinated Offering, in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request;

3.1.11 on the date the Registrable Securities are delivered for sale pursuant to such Registration, in the event of an Underwritten Registration, including a Block Trade or Other Coordinated Offering, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriters or sales agent, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriters or sales agent may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such Underwriters or sales agent;

3.1.12 in the event of any Underwritten Offering, a Block Trade or an Other Coordinated Offering, enter into and perform its obligations under an underwriting agreement or sales agreement, in usual and customary form and as agreed to by the Company, with the managing Underwriter or sales agent of such offering or sale;

3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), which requirement will be deemed satisfied if the Company timely files complete and accurate information as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14 if the Registration involves the Registration of Registrable Securities with a total offering price (including piggyback securities and before deducting underwriting discounts) in excess of $25,000,000, use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with this Agreement, in connection with such Registration.

3.2 Registration Expenses. Subject to the option of Demanding Holders to pay the Registration Expenses of an Underwritten Shelf Takedown pursuant to subsection 2.1.5, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all Selling Expenses and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Inclusion as a Selling Shareholder. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company shall not be obligated to include such Holder’s Registrable Securities in the applicable Registration Statement to the extent the Company determines, based on the advice of counsel, that such information, is necessary to effect the registration and such Holder continues thereafter to withhold such information.

3.4 Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. The exclusion of a Holder’s Registrable Securities as a result of Section 3.3 or this Section 3.4 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.5 Suspension of Sales; Adverse Disclosure.

3.5.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with applicable law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.5.2 If the filing, initial effectiveness or continued use of a Registration Statement or, if applicable, any amendment thereto in respect of any Registration at any time (i) would require the Company to make an Adverse Disclosure, (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, (iii) in the good faith judgment of a majority of the Board, would be seriously detrimental to the Company and the Board concludes, as a result, that it is necessary to defer such filing, initial effectiveness, or continued use at such time, or (iv) if the majority of the Board, in its good faith judgment, determines to delay the filing or initial effectiveness of, or suspend the use of, a Registration Statement and such delay or suspension arises out of or is a result of, or is related to or is in connection with any publicly-available written guidance of the Commission, or any comments, requirements, or requests of the Commission Staff related to accounting, disclosure, or other matters, then the Company may, upon giving prompt written notice of such action to the Holders, subject to subsection 3.5.4, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement (a “Suspension Event”) for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under this Section 3.5, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall immediately notify the Holders upon the termination of any Suspension Event, amend or supplement the Prospectus, if necessary, so it does not contain any untrue statement of a material fact or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and furnish to the Holders such numbers of copies of the Prospectus as so amended or supplemented as the Holders may reasonably request.

3.5.3 Subject to subsection 3.5.4, (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company continues to actively employ, in good faith, commercially reasonable efforts to cause the applicable shelf Registration Statement to remain effective, or (B) if, pursuant to subsection 2.1.3, Holders have requested an Underwritten Shelf Takedown and the Company and Holders are unable to obtain the commitment of Underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.1.3 or Section 2.4.

3.5.4 The right to delay or suspend any filing, initial effectiveness of a registered offering pursuant to subsections 3.5.2 and 3.5.3 shall be exercised by the Company, in the aggregate for not more than an aggregate of sixty (60) days during any twelve (12)-month period.

3.6 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, shall file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent that such rule or such successor rule is available to the Company), including using commercially reasonable efforts to provide any customary legal opinions to the transfer agent. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company agrees to indemnify, to the fullest extent permitted by law, each such Holder of Registrable Securities, its officers and directors and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, judgments, claims, damages, liabilities, action and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein, or necessary to make the statements therein, in the case of any Prospectus or preliminary Prospectus in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity agreement contained in this subsection 4.1.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the

Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the fullest extent permitted by law, shall indemnify the Company, its directors and officers and agents and each Person who controls the Company (within the meaning of the Securities Act) against any losses, judgments, claims, damages, liabilities, action and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained, or incorporated by reference in accordance with the requirements of Form F-1 or F-3, in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the case of any Prospectus or preliminary Prospectus in the light of the circumstances in which they were made, not misleading but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any loss, claim, damage, liability or expense with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, judgments, damages, liabilities, action and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, judgments, claims, damages, liabilities, actions and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or willful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or documented out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: [ ], if to the Sponsor, to [ ], and, if to any Holder, at such Holder’s physical address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 This Agreement and the rights, duties and obligations of the Holders hereunder may be freely assigned or delegated by such Holder to a Permitted Transferee; provided, however, that if any such assignment or delegation occurs during the Lock-Up Period, such Permitted Transferee must enter into a written agreement with the Company agreeing to be bound by the provisions contained in Section 2.5 hereto.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which when so executed shall be deemed to be an original, and all of which when taken together shall constitute one and the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, without limitation, “pdf,” “tif” or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code.

5.5 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between such parties, whether oral or written. This Agreement will amend and restate the Prior Registration Rights Agreement to read as set forth herein, when it has been duly executed by parties having the right to so amend and restate the Prior Registration Rights Agreement.

5.6 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OR THE COURTS OF THE STATE OF NEW YORK IN EACH CASE LOCATED IN THE CITY OF NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.

5.7 WAIVER OF TRIAL BY JURY. THE PARTIES EACH HEREBY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS

AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.7.

5.8 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the then-outstanding Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement (except for the definition of Lock-Up Period and Section 2.5 hereto which would require the written consent of Holders of at least two thirds (2/3) of the then-outstanding Registrable Securities) may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in his, her or its capacity as a holder of the shares of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any amendment, termination or waiver effected in accordance with this Section 5.8 shall be binding on each party hereto and all of such party’s successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver.

5.9 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of the Holders of a majority of the total Registrable Securities, the Company may make any person or entity who acquires Ordinary Shares or rights to acquire Ordinary Shares after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Ordinary Shares of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Ordinary Shares”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Ordinary Shares.

5.10 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.11 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

5.12 Remedies Cumulative. In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce their rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

5.13 Other Registration Rights. The Company represents and warrants that no Person, other than a (i) Holder of Registrable Securities, (ii) the holders of warrants pursuant to that certain Warrant Agreement, dated February 10, 2022, by and between SPAC and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) (as assumed by the [Warrant Assumption Agreement]) [and (iii) a holder of securities of the Company that are registrable pursuant to the PIPE Subscription Agreements and], has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that[, except with respect to the Warrant Agreement (as assumed by the Warrant Assumption Agreement) and the PIPE Subscription Agreements, and ] this Agreement supersedes the Prior Registration Rights Agreement and any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. [Notwithstanding the foregoing, the Company and the Holders hereby acknowledge that the Company has granted resale registration rights to certain holders of the Company securities in the PIPE Subscription Agreements, and that nothing herein shall restrict the ability of the Company to fulfill its resale registration obligations under the PIPE Subscription Agreements.]

5.14 Term. This Agreement shall terminate upon the earlier of (i) the sixth anniversary of the date of this Agreement or (ii) the date as of which no Registrable Securities remain outstanding; provided, that, with respect to any Holder, this Agreement shall terminate on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.6 and ARTICLE IV shall survive any termination.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

PHYGITAL IMMERSIVE LIMITED

By:
Name: [ ]
Title: [ ]

HOLDERS:[1]
JAGUAR GLOBAL GROWTH PARTNERS I, LLC

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

[1]	Holder signature blocks to be inserted.

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [ ], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among [New PubCo], a Cayman Islands exempted company limited by shares (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Ordinary Shares shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein[; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) Ordinary Shares shall not be included as Registrable Securities, for purposes of the Excluded Sections].

[For purposes of this Joinder, “Excluded Sections” shall mean [ ].]

Accordingly, the undersigned has executed and delivered this Joinder as of the [●] day of [●], 20[●].

HOLDER:

By:
Name:
Its:
Address:

Agreed and Accepted as of [●] [●], 20[●]

COMPANY:
[NEW PUBCO]

By:
Name:
Title:

March 1, 2023	PRIVATE & CONFIDENTIAL

Board of Directors

Jaguar Global Growth Corporation I

Ladies and Gentlemen:

Houlihan Capital, LLC (“Houlihan Capital”) understands that Jaguar Global Growth Corporation I (the “Client” or the “Company” or “Jaguar”) is contemplating a transaction whereby all of the outstanding equity interests of GLAAM Co., Ltd. (“GLAAM” or the “Target”) will be exchanged for a Purchase Price of $236.7 million, consisting of Stock Consideration of $183.6 million and an Earnout of $53.1 million, where the Stock Consideration will consist of a number of newly issued shares of Jaguar common stock based on a value of $183.6 million divided by $10.61 per share and the Earnout will consist of 5.0 million newly issued shares of Jaguar common stock, 1/3 of which will be issued if the Company’s common stock closes at a value equal to or above $12.00 for a minimum period of 20 days out of 30 consecutive trading days within three years of the Transaction closing, 1/3 of which will be issued if the Company’s common stock closes at a value equal to or above $14.00 for a minimum period of 20 days out of 30 consecutive trading days within three years of the Transaction closing, and 1/3 of which will be issued if the Company’s common stock closes at a value equal to or above $16.00 for a minimum period of 20 days out of 30 consecutive trading days within three years of the Transaction closing.

Pursuant to an engagement letter dated February 2, 2023, the Board of Directors of the Company (the “Board”) engaged Houlihan Capital as its financial advisor to render a written opinion, whether or not favorable, as to whether, as of the date of this Opinion, the Transaction is fair to the unaffiliated shareholders of the Company from a financial point of view.

In completing our analysis for purposes of the Opinion set forth herein, Houlihan Capital’s investigation included, among other things, the following:

•

Held discussions with certain members of Company management (“Company Management”) and Target management (“Target Management”) regarding the Transaction, the historical performance and financial projections of the Target, and the future outlook for the Target;

•	Review of information provided by Client and Target including, but not limited to:

•	Annual financial statements for GLAAM for the fiscal years ended December 31, 2019 through 2021;

•	Projected financial statements for GLAAM for the fiscal years ended December 31, 2022 through 2024;

•	Executed letter of intent, dated September 4, 2022;

•	Draft Business Combination Agreement, delivered to Houlihan Capital as of February 28, 2023, by and among Phygital Immersive Limited, Jaguar Global Growth Korea Co., Ltd., GLAAM, and Jaguar;

200 West Madison Suite 2150 Chicago, IL 60606

Tel: 312.450.8600 Fax: 312.277.7599

www.houlihan.com

Board of Directors of Jaguar Global Growth Corporation I

March 1, 2023

Fairness Opinion - Confidential

•	GLAAM Company overview, dated June 2022;

•	GLAAM Company presentation, dated June 2022;

•	Draft GLAAM Investor Presentation, dated February 2023;

•	Cap table pro forma for the Transaction;

•

Discussed with Company Management and Target Management the status of current outstanding legal and environmental claims and confirmed that any potential related financial exposure has been properly disclosed;

•

Reviewed the industry in which the Target operates, which included a review of (i) certain industry research, (ii) certain comparable publicly traded companies and (iii) certain mergers and acquisitions of comparable businesses;

•	Developed indications of value for the Target using generally accepted valuation methodologies; and

•	Reviewed certain other relevant, publicly available information, including economic, industry, and Target specific information.

Our analyses contained herein are confidential and addressed to, and provided exclusively for use by, the Board. Our written opinion may be used (i) by the Board in evaluating the Transaction, (ii) in disclosure materials to equityholders of the Company, (iii) in filings with the U.S. Securities and Exchange Commission (the “SEC”) (including the filing of the fairness opinion and the data and analysis presented by Houlihan Capital to the Board), and (iv) in any litigation pertaining to matters relating to the Transaction and covered in the Opinion.

No opinion, counsel, or interpretation was intended or should be inferred with respect to matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. Furthermore, the Opinion does not address any aspect of the Board’s recommendation to its equityholders with respect to the adoption of the Transaction or how any equityholder of the Company should vote with respect to such adoption or the statutory or other method by which the Company is seeking such vote in accordance with the terms of the Transaction, applicable law, and the Company’s organizational instruments.

This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and subject to the understanding that the obligations of Houlihan Capital and any of its affiliates in the Transaction are solely corporate obligations, and no officer, director, principal, employee, affiliate, or member of Houlihan Capital or their successors or assigns shall be subjected to any personal liability whatsoever (other than for intentional misconduct, fraud, or gross negligence), nor will any such claim be asserted by or on behalf of you or your affiliates against any such person with respect to the Opinion other than Houlihan Capital.

We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering an opinion. In addition, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Target, nor, except as stated herein, have we been furnished with any such evaluation or appraisal. We have further relied upon the assurances and representations from Company Management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading in any material respect for the purposes of the Opinion. Company Management has represented: (i) that it directed Houlihan Capital to rely on certain forecasted financial information prepared by GLAAM Management (the “Forecast”); (ii) the Forecast represents GLAAM Management’s good faith assessment of the projected future financial performance of the Combined Company for the periods stated therein; (iii) after conducting such due diligence as Company Management has deemed necessary or appropriate, Company Management has no reason

2

Board of Directors of Jaguar Global Growth Corporation I

March 1, 2023

Fairness Opinion - Confidential

to believe that Houlihan Capital should not rely upon the Forecast; (iv) Houlihan Capital had no role whatsoever in the preparation of the Forecast; (v) Houlihan Capital was not asked to provide an outside “reasonableness review” of the Forecast; (vi), the Company did not engage Houlihan Capital to audit or otherwise validate any of the Forecast’s underlying inputs and assumptions; and (vii) that Houlihan Capital accurately summarized and presented the Forecast. We have not assumed responsibility for any independent verification of this information nor have we assumed any obligation to verify this information. Nothing has come to our attention in the course of this engagement which would lead us to believe that (i) any information provided to us or assumptions made by us are insufficient or inaccurate in any material respect or (ii) it is unreasonable for us to use and rely upon such information or make such assumptions.

Several analytical methodologies have been employed herein, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. In arriving at the Opinion, Houlihan Capital did not attribute any particular weight to any single analysis or factor, but instead, made certain qualitative and subjective judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by us and in the context of the circumstances of the Transaction. Accordingly, Houlihan Capital believes that its analyses must be considered as a whole, because considering any portion of such analyses and factors, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the process underlying, and used by Houlihan Capital as support for, the conclusion set forth in the Opinion.

The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows.

Our only opinion is the formal written opinion Houlihan Capital has expressed as to whether the Transaction is fair to the unaffiliated shareholders of the Company from a financial point of view. The Opinion does not constitute a recommendation to proceed with the Transaction. Houlihan Capital was not requested to opine as to, and the Opinion does not address, the (i) underlying business decision of the Company, its equityholders, or any other party to proceed with or effect the proposed Transaction, (ii) financial fairness of any aspect of the proposed Transaction not expressly addressed in the Opinion, (iii) terms of the Transaction (except with respect to financial fairness), including, without limitation, the closing conditions and any of the other provisions thereof, (iv) fairness of any portion or aspect of the proposed Transaction to the holders of any securities, creditors, or other constituencies of the Company, or any other party, other than those set forth in the Opinion, (v) relative corporate or other merits of the proposed Transaction as compared to any alternative business strategies that might exist for the Company, or (vi) tax, accounting, or legal consequences of the proposed Transaction to either the Company, its equityholders, or any other party.

In our analysis and in connection with the preparation of the Opinion, Houlihan Capital has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. Houlihan Capital’s Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Opinion. Houlihan Capital is under no obligation, to update, revise, reaffirm or withdraw the Opinion, or otherwise comment on or consider events occurring after the date of the Opinion.

3

Board of Directors of Jaguar Global Growth Corporation I

March 1, 2023

Fairness Opinion - Confidential

Houlihan Capital, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Neither Houlihan Capital, nor any of its principals or affiliates, has any ownership or other beneficial interests in any party to the Transaction or any of their affiliates and has provided no previous investment banking or consulting services to any party to the Transaction or any of their affiliates. There is no current agreement between Houlihan Capital, its principals, or affiliates and any party to the Transaction or any of their affiliates providing for the provision of future services by Houlihan Capital, its principals, or any of its affiliates to or for the benefit of any party to the Transaction or any of their affiliates. Houlihan Capital was not requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the proposed Transaction, (ii) negotiate or recommend the terms of the proposed Transaction, or (iii) advise the Board with respect to alternatives to the proposed Transaction. Houlihan Capital was engaged on a fixed fee basis, and our compensation is not contingent upon the completion of the Transaction.

In an engagement letter dated February 2, 2023, the Company has agreed to indemnify Houlihan Capital for certain specified matters in connection with Houlihan Capital’s services relating to the Opinion.

As of the date hereof, it is Houlihan Capital’s opinion that the Transaction is fair to the unaffiliated shareholders of the Company from a financial point of view.

Respectfully submitted,

Houlihan Capital, LLC

4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except where any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. New PubCo’s memorandum and articles of association permit indemnification of officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibit Number	Description
2.1	Business Combination Agreement, dated as of March 2, 2023, as it may be amended, by and among JGGC, Merger Sub, New PubCo and GLAAM (included as Annex A to the proxy statement/prospectus).

3.1	Memorandum and Articles of Association of New PubCo.

3.2	Form of Amended and Restated Memorandum and Articles of Association of New PubCo (as they will be in effect at the Merger Effective Time) (included as Annex C to the proxy statement/prospectus).

3.3	Amended and Restated Memorandum of Association of JGGC (incorporated by reference to Exhibit 3.1 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

3.4*	Amended and Restated Memorandum of Association of JGGC (incorporated by reference to Exhibit 3.1 to JGGC’s Annual Report on Form 10-K filed on March , 2023).

4.1*	Specimen New PubCo ordinary share certificate.

4.2*	Specimen New PubCo warrant certificate.

4.3	Specimen Unit Certificate of JGGC (incorporated by reference to Exhibit 4.1 to Amendment No. 4 to JGGC’s Form S-1 Registration Statement (File No. 333-260483) filed on February 1, 2022).

4.4	Specimen Class A Ordinary Share Certificate of JGGC (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to JGGC’s Form S-1 Registration Statement (File No. 333-260483 filed on February 1, 2022).

4.5	Specimen Warrant Certificate of JGGC (incorporated by reference to Exhibit 4.3 to Amendment No. 4 to JGGC’s Form S-1 Registration Statement (File No. 333-260483 filed on February 1, 2022).

4.6	JGGC Warrant Agreement, dated as of February 10, 2022, between JGGC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to JGGC’s Current Report on Form 8-K filed on February 16, 2022).

4.7	JGGC Rights Agreement, dated as of February 10, 2022, between JGGC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to JGGC’s Current Report on Form 8-K filed on February 16, 2022).

Exhibit Number	Description

4.8*	Form of New PubCo Equity Plan (as will be in effect at the Merger Effective Time) (included as Annex D to the proxy statement/prospectus).

4.9*	Form of Assignment, Assumption and Amendment Agreement for JGGC’s outstanding warrants (included as Annex J to the proxy statement/prospectus).

5.1*	Opinion of Conyers Dill & Pearman LLP.

5.2*	Opinion of White & Case LLP.

8.1*	Tax Opinion of Paul Hastings LLP.

10.1	GLAAM Support Agreement, dated as March 2, 2023, by and among the Shareholders party thereto, JGGC and GLAAM (included as Annex F to the proxy statement/prospectus).

10.2	Sponsor Support Agreement, dated as March 2, 2023, by and among New PubCo, JGGC, GLAAM and the Sponsor (included as Annex E to the proxy statement/prospectus).

10.3	GLAAM Founder Earnout Letter, dated as March 2, 2023, by and among JGGC, GLAAM, the GLAAM Founders, New PubCo and Exchange Sub (included as Annex G to the proxy statement/prospectus).

10.4	Form of Registration Rights Agreement, by and among New PubCo and the other parties thereto (included as Annex H to the proxy statement/prospectus).

10.5	Form of Plan of Merger, between JGGC and New PubCo (included as Annex B to the proxy statement/prospectus).

10.6	JGGC Underwriting Agreement, dated as of February 10 2022, between JGGC, Citigroup Global Markets Inc. and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

10.7	JGGC Warrants Purchase Agreement, dated as of February 10, 2022, between JGGC and Jaguar Global Growth Partners I, LLC (incorporated by reference to Exhibit 10.1 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

10.8	JGGC Investment Management Trust Agreement, dated as of February 10, 2022, between JGGC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

10.9	JGGC Registration and Shareholder Rights Agreement, dated as of February 10, 2022, among JGGC, Jaguar Global Growth Partners I, LLC and the other Holders (as defined therein) who are signatories thereto (incorporated by reference to Exhibit 10.3 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

10.10	JGGC Letter Agreement, dated as of February 10, 2022, among JGGC, Jaguar Global Growth Partners I, LLC and each of the directors and officers of JGGC (incorporated by reference to Exhibit 10.4 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

10.11	JGGC Administrative Services Agreement, dated as of February 10, 2022, between JGGC and Jaguar Global Growth Partners I, LLC (incorporated by reference to Exhibit 10.5 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

10.12	JGGC Form of Indemnity Agreement, dated as of February 10, 2022 (incorporated by reference to Exhibit 10.6 of JGGC’s Current Report on Form 8-K filed on February 16, 2022).

14*	Form of Code of Ethics and Business Conduct.

23.1*	Consent of WithumSmith+Brown, PC.

23.2*	Consent of CKP, LLP.

Exhibit Number	Description

23.3*	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1).

23.4*	Consent of White & Case LLP (included in Exhibit 5.2).

23.5*	Consents of Paul Hastings LLP (included in Exhibit 8.1).

24	Power of Attorney (included on the signature page to the registration statement)

99.1*	Preliminary Proxy Card.

99.2*	Consent of Ho Joon Lee.

99.3*	Consent of Gary R. Garrabrant.

99.4*	Consent of Michael B. Berman.

99.5*	Consent of Craig M. Hatkoff.

99.6*	Consent of Betty W. Liu.

99.7*	Consent of Houlihan Capital, LLC.

107.1*	Calculation of Filing Fee Tables

*	To be filed by amendment.
*

Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10). The Company agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

The exhibit index attached hereto is incorporated herein by reference.

Item 22. Undertakings.

The undersigned registrant hereby undertakes as follows:

(a)

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [●], [●] on                 , 2023.

[●]

By:
Name:
Title:

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated below:

Signature	Title	Date

[●], 2023

[●], 2023

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Phygital Immersive Limited, has signed this registration statement in [●], [●] on [●], 2023.

[●]

By:
Name:
Title: